SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNEX 21

Companhia de Eletricidade do Acre (Eletroacre)

a. Accounting Due Diligence Summary;
b. Valuation Report;
c. Technical Operational Report;
d. Environmental Assessment;
e. Human Resources Assessment;
f. Legal Auditing Executive Report;
g. Actuarial Valuation Report; e
h. Privatization Modeling Proposal.

Accounting Due Diligence Summary – Companhia de Eletricidade do Acre – Eletroacre

August 10, 2017

August 10, 2017

pwc

LOESER E PORTELA ADVOGADOS

SIGLASUL Consultores em Regulação

August 10, 2017

Dear Sirs:

As per BNDES's request, and, in accordance with the provisions of Electronic Auction AARH N. 51/2016, Contract OCS no. 028/2017 ("Contract"), dated February 14, 2017, and with the provisions of Article 80 of Law no. 13303/2016, we prepared this summary, in which we present the main findings identified during our accounting due diligence procedures on Companhia de Eletricidade do Acre.

Our services were limited to the procedures described in item 4.2.3 of Exhibit I to the aforementioned Contract. Accordingly, this summary does not include all matters identified and presented in the due diligence report dated May 5, 2017, and must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

Our works were performed according to the guidelines applicable to advisory services in transactions, as set forth in IBRACON Technical Announcement no. 08/2012. Considering that the scope of our works was not a limited analysis or review performed in accordance with the audit standards, an analysis of internal controls, or any other certification work or other previously agreed proceeding, we do not issue an opinion or any kind of assurance about the Company's financial statements, about any other information, or about the design or the effectiveness of the Company's operational and internal controls systems.

Our work was conducted based on information provided by the Company's management and based on the assumption that the information is true and complete. The information was not subject to tests or verifications, except when expressly defined in the scope of our works.

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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We take no responsibility for the nature, extent, sufficiency, or fitness of the procedures followed by us, whether for the purposes for which this summary was requested or for any other purpose. The sufficiency of the procedures followed by us shall be BNDES's sole responsibility, as well as any decision related to the proposed transaction. Had we been requested to conduct additional procedures, other issues could have been detected and reported to you.

Sincerely,

[signed]
PricewaterhouseCoopers
Corporate Finance & Recovery Ltda.
CRC 2SP022749/O-7

[signed]
Christian Silva Gambôa
Accountant CRC 1SP234223/O-4

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino - Água Branca
São Paulo - SP – Brazil
Ph: +55 (11) 3674-2000

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Summary of the main points of attention (1/2)

The content below presents the main points of attention identified during the accounting due diligence procedures. Accordingly, it does not include all matters identified and discussed in the due diligence report, and, therefore, must be read jointly with the whole report in order to provide a comprehensive understanding of the matters identified.

1 Financial position	2 Lawsuit against all distribution

The Company has been ascertaining recurring losses (R$ 143.9 million	companies
in 2016 and R$ 184.7 million in 2015), reaching an accumulated loss of
R$ 749.1 million as of Dec-16 and a net shareholders' equity of R$ 273.7	A public civil action was filed by the National Consumers Association –
million.	ANDECO against all Electric Energy Concessionaires in the country
In addition, we identified an adjusted net indebtedness (after our	with respect to prevention and remediation of collective damages
adjustments and reclassifications) as of Dec-16 of R$ 855.6 million and	against consumers, with a request for preliminary injunction in order
negative adjusted EBITDA of R$ 5.8 million. According to the	for the companies to refrain from charging the claimed losses from the
management, the main reasons for the Company’s current financial	consumers in the electricity bills, including pro rata, as well as the
situation are:	losses sustained due to billing or measurement errors, theft, and fraud
-	Significant value of assets in service not yet included in the	in the period from 2010 to 2014. ANDECO also pursues the annulment
“armored” basis [base blindada], resulting in a tariff below the one	of all ANEEL Resolutions that allow the collection and inclusion in the
necessary to cover the operating costs;	bills of sums related to non-technical and technical losses. The value of the matter is R$ 27 billion, but the amount charged from Eletroacre is
-	Delay in the receipt of subsidies (CCC, CDE, CVA, among others);	R$ 501 million.
-	High level of client default and technical and operating losses;
-	Late payment to suppliers and other liabilities (as a consequence of	The plaintiff maintains that, notwithstanding ANEEL’s authorization,
the items above), generating cash unbalance and increase in	the prorated billing of non-technical losses (fraud, theft, measurement
expenses with financial charges and arrears penalties.	and billing errors, and supply without measurement) is groundless and, therefore, the distribution companies must indemnify the regular
We should stress that the Company’s current financial position,	consumers in twice as much (double indemnification provided for in
associated with the tariff gap (e.g., significant volume of assets in	the law) the amounts charged in the period from 2010 to 2014,
service not yet included in the “armored” basis), with the investment	according to their respective balance sheets. It also pursues the
level during the period of provision of the services, among other factors,	annulment of all ANEEL Resolutions that allow the collection and
may result in additional risks for the Company, mainly in the last fiscal	inclusion in the bills of sums related to non-technical and technical
years. We understand that those factors may impair the obtainment of	losses.
an EBITDA on a recurring and normalized basis, making it more
difficult, therefore, to compare the historical periods.	This lawsuit was classified by the Company’s lawyer as with risk of possible loss. Due to the relevance of the case, we recommend that you further develop the discussions with the legal area about the potential risks that this matter involves.
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Summary of the main points of attention (2/2)

3 Tax and labor exposures

It is important to stress that, during our works, we identified several procedures adopted by the Company that may result in questioning and assessments by the labor and social security and the federal, state, and municipal tax authorities. In what respects such procedures, the respective value of the contingencies that may potentially emerge if they are identified and questioned corresponds to R$ 397.7 million. Please note that there are other non-quantified adjustments.

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Exhibit I – Adjusted EBITDA (1/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
1 Reclassification of impairment provisions	54,924	(54,924)
2 Reclassification of SEFAZ fines	-	16,580
3 Regulatory penalties due to energy quality and default towards CCEE	18,914	12,268
4 Reclassification of the new replacement value	(24,142)	(12,355)
Accounting adjustments	-	-
Normalization adjustments	**49,011**	**24,900**
5 Normalization of expenses with PCLD	5,810	4,612
6 Financial impacts due to write-off of CCC credits by ANEEL	48,978	29,097
7 Normalization of expenses with inspection in consumption units	(7,062)	(4,248)
8 Normalization of the revenue from excess demand and excess of reactive power	1,285	(3,529)
9 Normalization of lent employees (World Bank)	(0)	(1,033)
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
Other considerations	**(2,042)**	**2,936**

Source: Audited financial statements and PwC analyses

The table on the left displays the Company's quality of earnings (EBITDA) analysis for the fiscal years ended on December 31, 2015 (FY15) and December 31, 2016 (FY16).

The adjustments suggested were calculated based on the information provided by the Company's management. Those adjustments were made as a result of our analysis, according to financial and management information prepared by the Company's management.

The EBITDA corresponds to the net profit subtracted of certain reclassification items, such as net financial results, taxes and social contributions on the earned income (Income Tax (IRPJ) and Social Contribution on Net Profit (CSLL)), depreciation and amortization.

Comments on the adjustments identified are detailed below and in the next pages of this summary.

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Exhibit I – Adjusted EBITDA (2/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
1 Reclassification of impairment provisions	54,924	(54,924)
2 Reclassification of SEFAZ fines	-	16,580
3 Regulatory penalties due to energy quality and default towards CCEE	18,914	12,268
4 Reclassification of the new replacement value	(24,142)	(12,355)
Accounting adjustments	-	-
Normalization adjustments	**49,011**	**24,900**
5 Normalization of expenses with PCLD	5,810	4,612
6 Financial impacts due to write-off of CCC credits by ANEEL	48,978	29,097
7 Normalization of expenses with inspection in consumption units	(7,062)	(4,248)
8 Normalization of the revenue from excess demand and excess of reactive power	1,285	(3,529)
9 Normalization of lent employees (World Bank)	(0)	(1,033)
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
Other considerations	**(2,042)**	**2,936**

Source: Audited financial statements and PwC analyses

Reclassification adjustments

1. **Reclassification of impairment provisions:** We suggest the reversion of the impacts from the recognition and/or reversion of the provision for recoverability of the intangible assets (impairment), considering that those values are purely accounting entries which do not directly impact the Company's cash flow generation.

2. **Reclassification of fines levied by the State Secretary of Treasury (SEFAZ):** It refers to the notice of deficiency issued by SEFAZ due to breach of ancillary obligations (ICMS). Since those sums are not characterized as operating, and considering the current situation of the distribution Company, we understand that they should not be part of the recurring EBITDA analysis for the period.

3. **Regulatory penalties due to energy quality and default towards the Electric Energy Trading Chamber (CCEE):** It refers to fines related to regulatory penalties on account of quality problems in the power supply and high level of default towards CCEE. We understand that those values are not operating expenses and must be reclassified for purposes of analysis of normalized EBITDA.

4. **Reclassification of the new replacement value:** This is the monetary restatement of the concession assets basis expected to be paid to the Company after the concession period. Since those sums are not characterized as operating, and considering the current situation of the distribution Company, we understand that they should not be part of the recurring EBITDA analysis for the period.

Privatization of the Eletrobras System Distribution Companies
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10 agosto 2017
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Exhibit I – Adjusted EBITDA (3/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
1 Reclassification of impairment provisions	54,924	(54,924)
2 Reclassification of SEFAZ fines	-	16,580
3 Regulatory penalties due to energy quality and default towards CCEE	18,914	12,268
4 Reclassification of the new replacement value	(24,142)	(12,355)
Accounting adjustments	-	-
Normalization adjustments	**49,011**	**24,900**
5 Normalization of expenses with PCLD	5,810	4,612
6 Financial impacts due to write-off of CCC credits by ANEEL	48,978	29,097
7 Normalization of expenses with inspection in consumption units	(7,062)	(4,248)
8 Normalization of the revenue from excess demand and excess of reactive power	1,285	(3,529)
9 Normalization of lent employees (World Bank)	(0)	(1,033)
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
Other considerations	**(2,042)**	**2,936**

Source: Audited financial statements and PwC analyses

Normalization adjustments

5. **Normalization of expenses with Allowance for Doubtful Accounts (PCLD):** We note that the PCLD is automatically and systemically calculated, following the criteria established by Eletrobras, and that such criteria tends to be more conservative than those established by ANEEL. Since those provisions are not of a financial nature and their variations are not historically constant, we understand that, for purposes of normalized EBITDA, it must be considered only the impacts from losses resulting from payments from clients that effectively materialized in the period; accordingly, we suggest the reversion of the PCLD in the period.

In R$ thousand	FY15	FY16
Net revenue	399,501	429,499
PCLD / Losses result	(16,761)	(25,290)
Proposed adjustment	**5,810**	**4,612**
Losses in the period	(10,951)	(20,677)
%of losses on net revenue	**3%**	**5%**

6. **Financial impacts due to write-off of Fuel Consumption Account (CCC) credits by ANEEL:** By means of ANEEL Resolution no. 2202, the 2017 approved budget for the CDE/CCC did not consider the renegotiated values for 2014 and 2015 of the distribution companies Amazonas, CERON, Acre, and Boa Vista. The distribution companies filed a request for reconsideration of those amounts, and the expectation is that the balance remains as a write-off until ANEEL reprocesses the CCC account in the period from July 2009 to June 2016. Considering that this is a non-recurring expense (prior periods provision), we are suggesting it be excluded for purposes of EBITDA analysis. Please note that a portion of the adjusted amount should impact the FY15 EBITDA. However, since there was not enough information, it was not possible to quantify that impact.

Privatization of the Eletrobras System Distribution Companies
PwC

10 agosto 2017
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Exhibit I – Adjusted EBITDA (4/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
1 Reclassification of impairment provisions	54,924	(54,924)
2 Reclassification of SEFAZ fines	-	16,580
3 Regulatory penalties due to energy quality and default towards CCEE	18,914	12,268
4 Reclassification of the new replacement value	(24,142)	(12,355)
Accounting adjustments	**-**	**-**
Normalization adjustments	**49,011**	**24,900**
5 Normalization of expenses with PCLD	5,810	4,612
6 Financial impacts due to write-off of CCC credits by ANEEL	48,978	29,097
7 Normalization of expenses with inspection in consumption units	(7,062)	(4,248)
8 Normalization of the revenue from excess demand and excess of reactive power	1,285	(3,529)
9 Normalization of lent employees (World Bank)	(0)	(1,033)
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
Other considerations	**(2,042)**	**2,936**

Source: Audited financial statements and PwC analyses

7. **Normalization of expenses with inspection in consumption units:** According to the management, between FY16 and 1Q17, the Company increased its expenses with inspection services in consumption units seeking to reduce the regulatory penalties suffered over the years on account of the quality of the energy supply and to reduce the risks of energy theft. We were informed that the costs with those contracts will reach approximately R$ 8 million along FY17. This adjustment seeks to normalize the EBITDA for FY15 and FY16 to bring the costs with inspection in consumption units closer to the FY17 values (recurring).
8. **Normalization of the revenue from excess demand and excess of reactive power:** The revenues earned with excess demand and excess of reactive power must be accounted for as "Obligations Related to the Electric Power Utility Service," which will be amortized starting on the next cycle of tariff review. However, the Company recognized those sums as revenues in the fiscal years of 2013-2016 and later, in FY16, reversed 100% of the sums recognized as liabilities until the next cycle of tariff review. This adjustment aims at normalizing the impact of that reversion between the periods.
9. **Normalization of lent employees (World Bank):** During FY16, the Company lent employees to a pilot project with the World Bank for updating of measurements for real time monitoring of large consumers (Group A). The costs with those employees were reimbursed by the World Bank and recognized as revenue in the period. Since it is a non-recurring event in the Company's activity, we suggest this revenue be normalized in the period ended on FY16.

Privatization of the Eletrobras System Distribution Companies
PwC

10 agosto 2017
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Exhibit I – Adjusted EBITDA (5/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
Accounting adjustments	**-**	**-**
Normalization adjustments	**49,011**	**24,900**
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
11 Employee insourcing	NQ	NQ
Other considerations	**(2,042)**	**2,936**
12 Potential normalization of provision for contingencies	(2,042)	2,936
13 Potential risk of change in the CVA values	NQ	NQ
14 Costs with new structure/Company's integration	NQ	NQ
15 Undue charges - Angra 3	-	NQ
16 Other potential adjustments	NQ	NQ

Source: Audited financial statements and PwC analyses

Tax and labor adjustments

10. **Tax, labor, and social security impacts:** They refer to potential additional impacts resulting from the issues described in this summary, both quantified and non-quantified, classified as probable loss by the Company's legal advisors. We understand that your legal advisors are still conducting the risk assessment of some of the matters.

#	Description	31-Dec-15	31-Dec-16
4	Insufficient PIS and COFINS taxation	2,639	2,102
7	ISS on billable services	244	216
	Total tax exposures	**2,883**	**2,318**
3	VCP integration to salary	1,685	1,805
4	Irregularities related to work days	747	169
	Total labor exposures	**2,432**	**1,974**
	Total tax and labor exposures + NQ	**5,315**	**4,292**

Non-quantified adjustments

11. **Employee insourcing:** The management understands that, as determined by law, the Company needs to insource employees of its operations (consumption measurement and like professionals), which will increase the costs, due to issues of inefficiency and equivalence of labor benefits. We understand that those impacts may influence the Company's future results.

Privatization of the Eletrobras System Distribution Companies
PwC

10 agosto 2017
9

Exhibit I – Adjusted EBITDA (6/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
Accounting adjustments	-	-
Normalization adjustments	**49,011**	**24,900**
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
11 Employee insourcing	NQ	NQ
Other considerations	**(2,042)**	**2,936**
12 Potential normalization of provision for contingencies	(2,042)	2,936
13 Potential risk of change in the CVA values	NQ	NQ
14 Costs with new structure/Company's integration	NQ	NQ
15 Undue charges - Angra 3	-	NQ
16 Other potential adjustments	NQ	NQ

Source: Audited financial statements and PwC analyses

Other considerations

12. Potential normalization of provision for contingencies: It refers to the reversion of the provisions for contingencies due to their non-financial nature. Accordingly, we understand that, for purposes of the Company's normalized and recurring EBITDA, the effect from payment of indemnifications materialized in the fiscal years under analysis. We recommend that you discuss with your legal advisors the nature and respective projections of non-materialized losses in the fiscal years.

13. Potential risk of change in the CVA values: The Account for Compensation of "Portion A" Variations (CVA) records the difference between the costs estimated in the tariff (Portion A) and the costs effectively incurred, creating a payable or receivable balance (and, consequently, an expense or a revenue) for the Company. Such amounts to be paid/received are ratified each year by ANEEL. We found that, historically, the amounts ascertained by the Company may significantly differ from those ratified by ANEEL, mainly with respect to the financial items, which are not controlled by the Company. Considering that the ratification process happens close to the end of the fiscal year (between September and October), we understand that there are no material discrepancies for the balances accounted for in Dec-15 and Dec-16. On the other hand, those differences may become significant over the months.

Privatization of the Eletrobras System Distribution Companies
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10 agosto 2017
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Exhibit I – Adjusted EBITDA (7/7)

Quality of earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
Accounting adjustments	**-**	**-**
Normalization adjustments	**49,011**	**24,900**
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
11 Employee insourcing	NQ	NQ
Other considerations	**(2,042)**	**2,936**
12 Potential normalization of provision for contingencies	(2,042)	2,936
13 Potential risk of change in the CVA values	NQ	NQ
14 Costs with new structure/Company's integration	NQ	NQ
15 Undue charges - Angra 3	-	NQ
16 Other potential adjustments	NQ	NQ

Source: Audited financial statements and PwC analyses

Other considerations

14. **Costs with new structure/Company's integration:** We note that, depending on the changes in the Company's current structure that are made after the conclusion of the privatization process, as well as on the measures required for the potential integration with an investor, the Company's EBITDA may change significantly. In addition, possible changes in the compensation of the new management must be considered in the Company's result. We recommend that this issue be discussed with the "Economic and Legal Assessment" area.
15. **Undue charges – Angra 3:** According to ANEEL's information, the power distribution companies that belong to the interconnected system unduly charged from their consumers in 2016 certain amounts related to the estimated costs of the nuclear power plant Angra 3. We have not had access to the sums to be reimbursed to the Company's consumers, but we were informed that such reimbursement would be made by means of discount (of approximately 7.66%) in the April 2017 bill.
16. **Other potential adjustments:** Considering the defined scope of our works; the limitations in the information provided; the tax, labor, and social security exposures that could not be quantified; and possible non-recoverable assets adjustments (e.g., inventory with low recoverability expectation); other potential adjustments may be necessary, in order to better reflect the Company's normalized and recurring EBITDA. In addition, we recommend that this summary be read jointly with the reports of the other due diligence areas (operational, legal, HR, insurance, and environmental).

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
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Exhibit II – Net Indebtedness (1/5)

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		18,501	16,006
Loans – short term		(80,553)	(8,791)
Loans – long term		(202,656)	(360,653)
Net financial indebtedness		**(264,708)**	**(353,438)**
Collaterals and deposits in court - long term		7,029	7,377
Indemnification right – long term		240,374	243,030
Post-employment benefit – short term		(585)	(625)
Research and development – short term		(20,522)	(23,688)
Suppliers - long term		(256,159)	(255,278)
Payable taxes		(415)	(98,676)
Post-employment benefit – long term		(407)	(208)
Provisions for lawsuits		(10,968)	(8,032)
Indemnification obligations - long term		(137,252)	(146,051)
Other liabilities – long term		(185)	(197)
Other debt items		**(179,090)**	**(282,348)**
Reported net indebtedness		**(443,798)**	**(635,786)**
Reclassification between working capital and net indebtedness		**(16,083)**	**(219,843)**
1	CCC amounts to be returned due to overpayment	(13,259)	-
2	CCC past due and installment payment amounts to be received	NQ	NQ
3	Suppliers with past due credits	NQ	(203,047)
4	Installment payment of taxes – short term	-	(12,368)
5	Reclassification of related parties	892	539
6	Other liabilities – short term	(3,717)	(4,967)
Subtotal		**(16,083)**	**(219,843)**
Adjusted net indebtedness		**(459,881)**	**(855,629)**
Other considerations		**290,531**	**397,454**
I	Tax, labor, and social security impacts	(60,617)	(77,852)
II	Financial asset – public utility concessions	303,125	420,227
III	Clients with past due and installment payments	48,023	55,079
IV	Collaterals and deposits in court - long term	NQ	NQ
V	Provision for contingencies	NQ	NQ
VI	CAPEX investments	NQ	NQ
VII	Undue charges – Angra 3	-	NQ
VIII	Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

The table on the left displays the Company's net indebtedness, based on the audited financial statements for the years ended on December 31, 2015 (Dec-16) and December 31, 2016 (Dec-16).

We note that the concept of Net Indebtedness is not contemplated in the accounting practices adopted in Brazil, being it rather a contractual definition. For the purpose of our analysis, we considered, in addition to the net financial indebtedness, other items and transactions with financing features, such as:

- Indemnification right – long term: Fuel Consumption Account - CCC receivables, which will be used to pay off the debt with suppliers with past due and coming due credits.

- Suppliers - long term: Balance of suppliers with past due and renegotiated credits, maturing (after the renegotiation) beyond 12 months.

The adjustments suggested and reported were prepared based on management information and reports, audited accounting trial balances, and enquiries made to the Company's management. We note that, due to limited information and scope, there may be adjustments that could not be quantified/identified during our analysis.

Reclassifications between working capital and net indebtedness

1. **CCC amounts to be returned due to overpayment:** The Company recorded, as per ANEEL's determination in Decision no. 758/2015, a liability related to CCC amounts received above the limit from 1999 to 2011.

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
12

Exhibit II – Net Indebtedness (2/5)

Net indebtedness

In R$ thousand	Dec-15	Dec-16
Cash and cash equivalents	18,501	16,006
Loans – short term	(80,553)	(8,791)
Loans – long term	(202,656)	(360,653)
Net financial indebtedness	**(264,708)**	**(353,438)**
Collaterals and deposits in court - long term	7,029	7,377
Indemnification right – long term	240,374	243,030
Post-employment benefit – short term	(585)	(625)
Research and development – short term	(20,522)	(23,688)
Suppliers - long term	(256,159)	(255,278)
Payable taxes	(415)	(98,676)
Post-employment benefit – long term	(407)	(208)
Provisions for lawsuits	(10,968)	(8,032)
Indemnification obligations - long term	(137,252)	(146,051)
Other liabilities – long term	(185)	(197)
Other debt items	**(179,090)**	**(282,348)**
Reported net indebtedness	**(443,798)**	**(635,786)**
Reclassification between working capital and net indebtedness	**(16,083)**	**(219,843)**
1 CCC amounts to be returned due to overpayment	(13,259)	-
2 CCC past due and installment payment amounts to be received	NQ	NQ
3 Suppliers with past due credits	NQ	(203,047)
4 Installment payment of taxes – short term	-	(12,368)
5 Reclassification of related parties	892	539
6 Other liabilities – short term	(3,717)	(4,967)
Subtotal	**(16,083)**	**(219,843)**
Adjusted net indebtedness	**(459,881)**	**(855,629)**
Other considerations	**290,531**	**397,454**
I Tax, labor, and social security impacts	(60,617)	(77,852)
II Financial asset – public utility concessions	303,125	420,227
III Clients with past due and installment payments	48,023	55,079
IV Collaterals and deposits in court - long term	NQ	NQ
V Provision for contingencies	NQ	NQ
VI CAPEX investments	NQ	NQ
VII Undue charges – Angra 3	-	NQ
VIII Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

2. **CCC past due and installment payment amounts to be received:** The Company has CCC receivables that are past due and, in some cases, subject to installment payments. Considering that they are receivables related to prior fiscal years, we are reclassifying them from working capital to Company net indebtedness (which reduces the debt), as these are funds that must be destined to pay off past due liabilities related to fuel acquisition.
3. **Suppliers with past due credits:** We suggest the reclassification as net indebtedness of 100% of the suppliers' past due payable balancetes, due to their nature of financing.
4. **Installment payment of taxes – short term:** We are suggesting the reclassification as net indebtedness of 100% of the taxes payable in installments, classified in the current liabilities, due to their nature of financing. The outstanding balance of installment payments of taxes classified in the non-current liabilities is already included in the reported net indebtedness.
5. **Reclassification of related parties:** It refers to balances receivable from related parties for employee loans (assigned) repaid by the Company. In view of their nature, we suggest their reclassification as Company indebtedness.

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
13

Exhibit II – Net Indebtedness (3/5)

Net indebtedness

	In R$ thousand	Dec-15	Dec-16
	Cash and cash equivalents	18,501	16,006
	Loans – short term	(80,553)	(8,791)
	Loans – long term	(202,656)	(360,653)
	Net financial indebtedness	**(264,708)**	**(353,438)**
	Collaterals and deposits in court - long term	7,029	7,377
	Indemnification right – long term	240,374	243,030
	Post-employment benefit – short term	(585)	(625)
	Research and development – short term	(20,522)	(23,688)
	Suppliers - long term	(256,159)	(255,278)
	Payable taxes	(415)	(98,676)
	Post-employment benefit – long term	(407)	(208)
	Provisions for lawsuits	(10,968)	(8,032)
	Indemnification obligations - long term	(137,252)	(146,051)
	Other liabilities – long term	(185)	(197)
	Other debt items	**(179,090)**	**(282,348)**
	Reported net indebtedness	**(443,798)**	**(635,786)**
	Reclassification between working capital and net indebtedness	**(16,083)**	**(219,843)**
1	CCC amounts to be returned due to overpayment	(13,259)	-
2	CCC past due and installment payment amounts to be received	NQ	NQ
3	Suppliers with past due credits	NQ	(203,047)
4	Installment payment of taxes – short term	-	(12,368)
5	Reclassification of related parties	892	539
6	Other liabilities – short term	(3,717)	(4,967)
	Subtotal	**(16,083)**	**(219,843)**
	Adjusted net indebtedness	**(459,881)**	**(855,629)**
	Other considerations	**290,531**	**397,454**
I	Tax, labor, and social security impacts	(60,617)	(77,852)
II	Financial asset – public utility concessions	303,125	420,227
III	Clients with past due and installment payments	48,023	55,079
IV	Collaterals and deposits in court - long term	NQ	NQ
V	Provision for contingencies	NQ	NQ
VI	CAPEX investments	NQ	NQ
VII	Undue charges – Angra 3	-	NQ
VIII	Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

6. **Other liabilities – short term:** We identified certain liabilities classified in the Company's current liabilities which, in our view, are not characterized as operating working capital, as detailed in the next slide:

In R$ thousand	Dec-15	Dec-16
Sums to be returned to clients.	(3,717)	(4,254)
Sums to be returned to clients re. pattern overbilling	-	(712)
Adjustment for reclassification as debt	**(3,717)**	**(4,967)**

Source: PwC analyses and discussions with management

Other considerations

i. **Tax, labor, and social security impacts:** We are considering, for purposes of analysis of the Company's net indebtedness, the tax, labor, and social security exposures classified as with risk of probable loss (see specific exhibit in this summary). We note that the amount presented here already considers possible fines and interest to be added upon an assessment by the tax authorities.

#	Description	31-Dec-15	31-Dec-16
4	Insufficient PIS and COFINS taxation	5,132	8,950
6	CVA	4,849	5,802
7	ISS on billable services	695	911
	Total tax exposures	**10,676**	**15,663**
1	Outsourcing of core activity	42,545	52,727
3	VCP integration to salary	6,079	7,966
4	Irregularities related to work days	1,317	1,496
	Total labor exposures	**49,941**	**62,189**
	Total tax and labor exposures + NQ	**60,617**	**77,852**

Privatization of the Eletrobras System Distribution Companies
PwC

10 agosto 2017
14

Exhibit II – Net Indebtedness (4/5)

Net indebtedness

In R$ thousand		Dec-15	Dec-16
Cash and cash equivalents		18,501	16,006
Loans – short term		(80,553)	(8,791)
Loans – long term		(202,656)	(360,653)
Net financial indebtedness		**(264,708)**	**(353,438)**
Collaterals and deposits in court - long term		7,029	7,377
Indemnification right – long term		240,374	243,030
Post-employment benefit – short term		(585)	(625)
Research and development – short term		(20,522)	(23,688)
Suppliers - long term		(256,159)	(255,278)
Payable taxes		(415)	(98,676)
Post-employment benefit – long term		(407)	(208)
Provisions for lawsuits		(10,968)	(8,032)
Indemnification obligations - long term		(137,252)	(146,051)
Other liabilities – long term		(185)	(197)
Other debt items		**(179,090)**	**(282,348)**
Reported net indebtedness		**(443,798)**	**(635,786)**
Reclassification between working capital and net indebtedness		**(16,083)**	**(219,843)**
1	CCC amounts to be returned due to overpayment	(13,259)	-
2	CCC past due and installment payment amounts to be received	NQ	NQ
3	Suppliers with past due credits	NQ	(203,047)
4	Installment payment of taxes – short term	-	(12,368)
5	Reclassification of related parties	892	539
6	Other liabilities – short term	(3,717)	(4,967)
Subtotal		**(16,083)**	**(219,843)**
Adjusted net indebtedness		**(459,881)**	**(855,629)**
Other considerations		**290,531**	**397,454**
I	Tax, labor, and social security impacts	(60,617)	(77,852)
II	Financial asset – public utility concessions	303,125	420,227
III	Clients with past due and installment payments	48,023	55,079
IV	Collaterals and deposits in court - long term	NQ	NQ
V	Provision for contingencies	NQ	NQ
VI	CAPEX investments	NQ	NQ
VII	Undue charges – Angra 3	-	NQ
VIII	Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

ii. Financial asset – public utility concessions: It refers to the financial asset indemnifiable in the end of the concession/service period. Depending on how the Company's sale is structured, the indemnifiable balance may be converted into cash, thus reducing the level of net indebtedness.

iii. Clients with past due and installment payments: We identified outstanding balances of clients' past due and installment payments, classified in the current and non-current assets. Although they do not represent a cash item with immediate liquidity, we understand that they are a receivable of the Company, which, therefore, must be included in possible cash flow projections.

In R$ thousand	Dec-15	Dec-16
Clients - current assets	19,218	13,177
Clients - non-current assets	28,805	41,902
Total	**48,023**	**55,079**

iv. Long term collaterals and deposits in court: We note that the deposits in court directly related to a provision for contingency must impact the indebtedness balances in the period. However, since the Company did not provide the ancillary controls, it was not possible to determine if the full amount of the reported balances must be included in the analysis of the Company's net indebtedness.

v. Provision for contingencies: We note that this summary does not consider possible changes in the projection of loss of the Company's lawsuits, resulting from the legal due diligence works.

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
15

Exhibit II – Net Indebtedness (5/5)

Net indebtedness

	In R$ thousand	Dec-15	Dec-16
	Cash and cash equivalents	18,501	16,006
	Loans – short term	(80,553)	(8,791)
	Loans – long term	(202,656)	(360,653)
	Net financial indebtedness	**(264,708)**	**(353,438)**
	Collaterals and deposits in court - long term	7,029	7,377
	Indemnification right – long term	240,374	243,030
	Post-employment benefit – short term	(585)	(625)
	Research and development – short term	(20,522)	(23,688)
	Suppliers - long term	(256,159)	(255,278)
	Payable taxes	(415)	(98,676)
	Post-employment benefit – long term	(407)	(208)
	Provisions for lawsuits	(10,968)	(8,032)
	Indemnification obligations - long term	(137,252)	(146,051)
	Other liabilities – long term	(185)	(197)
	Other debt items	**(179,090)**	**(282,348)**
	Reported net indebtedness	**(443,798)**	**(635,786)**
	Reclassification between working capital and net indebtedness	(16,083)	(219,843)
1	CCC amounts to be returned due to overpayment	(13,259)	-
2	CCC past due and installment payment amounts to be received	NQ	NQ
3	Suppliers with past due credits	NQ	(203,047)
4	Installment payment of taxes – short term	-	(12,368)
5	Reclassification of related parties	892	539
6	Other liabilities – short term	(3,717)	(4,967)
	Subtotal	**(16,083)**	**(219,843)**
	Adjusted net indebtedness	**(459,881)**	**(855,629)**
	Other considerations	290,531	397,454
I	Tax, labor, and social security impacts	(60,617)	(77,852)
II	Financial asset – public utility concessions	303,125	420,227
III	Clients with past due and installment payments	48,023	55,079
IV	Collaterals and deposits in court - long term	NQ	NQ
V	Provision for contingencies	NQ	NQ
VI	CAPEX investments	NQ	NQ
VII	Undue charges – Angra 3	-	NQ
VIII	Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

vi. **CAPEX investments:** As mentioned before, the Company has been operating as a public utility Company, which has resulted in a reduction in CAPEX investments, maintaining only those that are essentially necessary to continue with the operational activities and the levels of quality required by the regulatory agencies. We recommend that the you consider the impacts estimated by the result of the technical and operational due diligence.

vii. **Undue charges – Angra 3:** According to ANEEL's information, the power distribution companies that belong to the interconnected system unduly charged from their consumers in 2016 certain amounts related to the estimated costs of the nuclear power plant Angra 3. We have not had access to the sums to be reimbursed to the Company's consumers, but we were informed that such reimbursement would be made by means of discount (of approximately 4.10%) in the April 2017 bill.

viii. **Other potential adjustments:** Considering the defined scope of our works; the limitations in the information provided; the tax, labor, and social security exposures that could not be quantified; and possible non-recoverable assets adjustments (e.g., inventory with low recoverability expectation); other potential adjustments may be necessary, in order to better reflect the Company's net and recurring indebtedness. In addition, we recommend that this summary be read jointly with the reports of the other due diligence areas (operational, legal, HR, insurance, and environmental).

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
16

Exhibit III – Net working capital (1/3)

Net working capital

In R$ thousand	Dec-15	Dec-16
Clients – short term	100,757	85,139
Taxes and social contributions – short term	7,593	7,643
Indemnification right – short term	84,655	103,458
Inventory	1,883	2,226
Regulatory assets - short term	41,765	104,265
Other assets – short term	22,376	41,872
Suppliers - short term	(210,742)	(258,015)
Taxes and contributions	(31,834)	(52,495)
Indemnification obligations - short term	(13,259)	-
Regulatory liabilities - short term	(29,509)	(69,983)
Industry charges - short term	(7,042)	(20,157)
Estimated obligations	(4,417)	(7,209)
Other liabilities – short term	(25,711)	(18,431)
Reported net working capital	**(63,485)**	**(81,687)**
Reclassification between working capital and net indebtedness		
CCC amounts to be returned due to overpayment	13,259	-
CCC past due and installment payment amounts to be receive	NQ	NQ
Suppliers with past due credits	NQ	203,047
Installment payment of taxes – short term	-	12,368
Reclassification of related parties	(892)	(539)
Other liabilities – short term	3,717	4,967
Subtotal	**16,083**	**219,843**
Adjustments proposed by the due diligence		
1 Inventory with low recoverability expectation	(677)	(1,296)
2 Clients with past due and installment payments	(19,218)	(13,177)
3 Other assets – short term	(4,056)	(6,357)
4 Other liabilities – short term	568	568
Subtotal	**(23,383)**	**(20,262)**
Adjusted net working capital	**(70,784)**	**117,894**
Other considerations		
i Risk of writing-off of CCC indemnification right	NQ	NQ
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ
iv Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

We present in the table on the left the Company's net working capital as of December 31, 2015 (Dec-15) and 2016 (Dec-16), prepared based on the audited financial statements.

The adjustments suggested and reported were prepared based on management information and reports, audited accounting trial balances, and enquiries made to the Company's management. We note that, due to limited information and scope, there may be adjustments that could not be quantified/identified during our analysis.

Reclassifications between working capital and net indebtedness

- For further details, see the preceding exhibit of this summary, "net indebtedness."

Adjustments proposed by the due diligence

1. **Inventory with low recoverability expectation:** Items destined to sale (scraps) and lent materials, which are not classified as operating working capital.

2. **Clients with past due and installment payments:** We identified outstanding balances of clients' past due and installment payments, classified in the current assets, which we suggest be excluded for purposes of analysis of the Company's working capital. As mentioned before, although they do not represent a cash item with immediate liquidity, we understand that they are a receivable of the Company, which, therefore, must be included in possible cash flow projections.

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
17

Exhibit III – Net working capital (2/3)

Net working capital

In R$ thousand		Dec-15	Dec-16
Clients – short term		100,757	85,139
Taxes and social contributions – short term		7,593	7,643
Indemnification right – short term		84,655	103,458
Inventory		1,883	2,226
Regulatory assets - short term		41,765	104,265
Other assets – short term		22,376	41,872
Suppliers - short term		(210,742)	(258,015)
Taxes and contributions		(31,834)	(52,495)
Indemnification obligations - short term		(13,259)	-
Regulatory liabilities - short term		(29,509)	(69,983)
Industry charges - short term		(7,042)	(20,157)
Estimated obligations		(4,417)	(7,209)
Other liabilities – short term		(25,711)	(18,431)
Reported net working capital		**(63,485)**	**(81,687)**
Reclassification between working capital and net indebtedness			
	CCC amounts to be returned due to overpayment	13,259	-
	CCC past due and installment payment amounts to be receive	NQ	NQ
	Suppliers with past due credits	NQ	203,047
	Installment payment of taxes – short term	-	12,368
	Reclassification of related parties	(892)	(539)
	Other liabilities – short term	3,717	4,967
Subtotal		**16,083**	**219,843**
Adjustments proposed by the due diligence			
1	Inventory with low recoverability expectation	(677)	(1,296)
2	Clients with past due and installment payments	(19,218)	(13,177)
3	Other assets – short term	(4,056)	(6,357)
4	Other liabilities – short term	568	568
Subtotal		**(23,383)**	**(20,262)**
Adjusted net working capital		**(70,784)**	**117,894**
Other considerations			
i	Risk of writing-off of CCC indemnification right	NQ	NQ
ii	Potential risk of change in the CVA values	NQ	NQ
iii	Tax, labor, and social security exposures	NQ	NQ
iv	Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

3. **Other assets – short term:** We identified certain assets classified in the Company's current assets which, in our view, are not characterized as operating working capital, as detailed below:

In R$ thousand	Dec-15	Dec-16
ANEEL lawsuit	(471)	(481)
Lawsuit with the reading service provider	(775)	(775)
Goods to be written-off or scrapped.	(2,809)	(5,101)
Adjustment for WC write-off	**(4,056)**	**(6,357)**

Source: PwC analyses and discussions with management

4. **Other liabilities – short term:** We identified certain liabilities classified in the Company's current liabilities which, in our view, are not characterized as operating working capital, as detailed below:

In R$ thousand	Dec-15	Dec-16
Other longtime outstanding assets with IBEG and Control Construções, for which the Company did not present a justification.	568	568
Adjustment for WC write-off	**568**	**568**

Source: PwC analyses and discussions with management

Other considerations

i. **Risk of writing-off of CCC indemnification right:** We were informed that ANEEL is in the process of inspecting the CCC account reprocessing. As a result, we understand that there may be variations in the CCC receivables account (positive or negative) when that process is concluded.

Privatization of the Eletrobras System Distribution Companies
PwC
10 agosto 2017
18

Exhibit III – Net working capital (3/3)

Net working capital

In R$ thousand	Dec-15	Dec-16
Clients – short term	100,757	85,139
Taxes and social contributions – short term	7,593	7,643
Indemnification right – short term	84,655	103,458
Inventory	1,883	2,226
Regulatory assets - short term	41,765	104,265
Other assets – short term	22,376	41,872
Suppliers - short term	(210,742)	(258,015)
Taxes and contributions	(31,834)	(52,495)
Indemnification obligations - short term	(13,259)	-
Regulatory liabilities - short term	(29,509)	(69,983)
Industry charges - short term	(7,042)	(20,157)
Estimated obligations	(4,417)	(7,209)
Other liabilities – short term	(25,711)	(18,431)
Reported net working capital	**(63,485)**	**(81,687)**
Reclassification between working capital and net indebtedness		
CCC amounts to be returned due to overpayment	13,259	-
CCC past due and installment payment amounts to be receive	NQ	NQ
Suppliers with past due credits	NQ	203,047
Installment payment of taxes – short term	-	12,368
Reclassification of related parties	(892)	(539)
Other liabilities – short term	3,717	4,967
Subtotal	**16,083**	**219,843**
Adjustments proposed by the due diligence		
1 Inventory with low recoverability expectation	(677)	(1,296)
2 Clients with past due and installment payments	(19,218)	(13,177)
3 Other assets – short term	(4,056)	(6,357)
4 Other liabilities – short term	568	568
Subtotal	**(23,383)**	**(20,262)**
Adjusted net working capital	**(70,784)**	**117,894**
Other considerations		
i Risk of writing-off of CCC indemnification right	NQ	NQ
ii Potential risk of change in the CVA values	NQ	NQ
iii Tax, labor, and social security exposures	NQ	NQ
iv Other potential adjustments	NQ	NQ

Source: Audited trial balances and PwC analyses

ii. **Potential risk of change in the CVA values:** The Account for Compensation of "Portion A" Variations (CVA) records the difference between the costs estimated in the tariff (Portion A) and the costs effectively incurred, creating a payable or receivable balance (and, consequently, an expense or a revenue) for the Company. Such amounts to be paid/received are ratified each year by ANEEL. We found that, historically, the amounts ascertained by the Company may significantly differ from those ratified by ANEEL, mainly with respect to the financial items, which are not controlled by the Company. Considering that the ratification process happens close to the end of the fiscal year (between September and October), we understand that there are no material discrepancies for the balances accounted for in Dec-15 and Dec-16. On the other hand, those differences may become significant over the months.

iii. **Tax, labor, and social security exposures:** It refers to the impact on the net working capital of adjustment #10 presented in the quality of the results. We understand that any changes in the tax, labor, and social security procedures may also impact the Company's net working capital.

iv. **Other potential adjustments:** See adjustment viii of the preceding exhibit.

Privatization of the Eletrobras System Distribution Companies
PwC

10 agosto 2017
19

Exhibit IV – Balance Sheet

Assets

In R$ thousand	Dec-15	Dec-16
Cash and cash equivalents	18,501	16,006
Clients – short term	100,757	85,139
Taxes and social contributions – short term	7,593	7,643
Assets destined to sale - short term	86	86
Indemnification right – short term	84,655	103,458
Inventory	1,883	2,226
Ongoing services	7,016	9,332
Regulatory assets - short term	41,765	104,265
Other assets – short term	22,376	41,872
Current assets	**284,632**	**370,027**
Clients – long term	28,805	41,902
Taxes and social contributions – long term	1,971	1,897
Collaterals and deposits in court - long term	7,029	7,377
Indemnification right – long term	240,374	243,030
Financial asset – public utility concessions	303,125	420,227
Intangible assets	40,229	31,081
Fixed assets	9,155	8,633
Non-current assets	**630,688**	**754,147**
Total assets	**915,320**	**1,124,174**

Liabilities

In R$ thousand	Dec-15	Dec-16
Suppliers - short term	210,742	258,015
Loans – short term	80,553	8,791
Taxes and contributions	31,834	52,495
Indemnification obligations - short term	13,259	-
Post-employment benefit – short term	585	625
Regulatory liabilities - short term	29,509	69,983
Research and development – short term	20,522	23,688
Industry charges - short term	7,042	20,157
Estimated obligations	4,417	7,209
Other liabilities – short term	25,711	18,431
Current liabilities	**424,174**	**459,394**
Suppliers - long term	256,159	255,278
Loans – long term	202,656	360,653
Payable taxes	415	98,676
Industry charges – long term	12,787	69,462
Advance for future capital increase (AFAC)	407	208
Post-employment benefit – long term	10,968	8,032
Provisions for lawsuits	137,252	146,051
Indemnification obligations - long term	185	197
Other liabilities – long term	**620,829**	**938,557**
Capital stock	475,789	475,789
Other comprehensive results	(240)	(405)
Accumulated losses	(605,232)	(749,161)
Net equity	**(129,683)**	**(273,777)**
Total liabilities	**915,320**	**1,124,174**

Source: Audited trial balances

Privatization of the Eletrobras System Distribution Companies
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10 agosto 2017
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Exhibit V – Income Statement

Income statement

In R$ thousand	FY15	FY16
Net revenue	399,501	429,499
Operating Cost	(515,902)	(434,765)
Cost of Electricity	(239,107)	(243,541)
Electricity bought for resale	(227,381)	(249,686)
Charges for use of transmission grid	(7,434)	(4,641)
Fuel for electricity production	(147,814)	(131,706)
Recovery of expenses - CCC	143,522	142,492
Operations Cost	(240,812)	(131,432)
Labor, materials, and third parties services	(96,171)	(100,755)
Depreciation and amortization	(16,171)	(17,307)
Others	(128,470)	(13,370)
Construction Cost	(35,983)	(59,792)
Gross Profit	**(116,401)**	**(5,266)**
Depreciation and amortization	35,931	42,629
Financial revenue	(104,302)	(181,292)
Financial expenses	(68,370)	(138,663)
Financial result	**(184,771)**	**(143,929)**
Net profit (loss)	**(184,771)**	**(143,929)**

Source: Audited trial balances and audited financial statements

Privatization of the Eletrobras System Distribution Companies
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Exhibit VI – Quantified tax, labor, and social security exposures

Tax exposure

Item	Description	Exposure	Risk assessment *
1	PIS and COFINS on CCC reimbursement	197,116	Possible
2	Non-technical energy losses	80,101	Possible
3	ICMS on CDE and Low Income subsidies	22,197	Possible
4	Insufficient PIS and COFINS taxation	8,950	Probable
5	Write-off of PIS and COFINS credits on charges	7,047	Possible
6	CVA	5,802	Probable
7	ISS on sharing of infrastructure and services	1,988	Possible/probable
Total of quantified tax exposure		**323,201**	

Source: PwC analyses

(*) Risk assessment for exposures reported in accordance with Loeser e Portela Advogados

Labor and social security exposure

Item	Description	Exposure	Risk assessment *
1	Outsourcing of core activity	52,727	Probable
2	PLR disqualification	11,038	Possible
3	VCP integration to salary	7,966	Probable
4	Irregularities related to work days	1,496	Probable
5	Medical and dental care	1,134	Possible
6	Reimbursement of undergraduate and graduate courses	138	Possible
Total quantified labor and social security exposure		**74,499**	

Source: PwC analyses

(*) Risk assessment for exposures reported in accordance with Loeser e Portela Advogados

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Exhibit VII – Tax credit on tax loss, CSL negative basis, and temporary adjustments

- The Company has not recognized in its accounting records the IRPJ and CSL deferred credit on the tax losses and on the social contribution negative basis, or on the temporary adjustments.
- It is important to note that the balances of tax losses and CSL negative basis may be offset with future profits up to the limit of 30% of the taxable profit of each year (without a limit in time). We should stress that the Company cannot use the balances of tax losses and CSL negative basis if (i) between the date of determination and offsetting there has been both a change in its corporate control and (ii) of its field of activity.
- It is important to note that the tax losses and CSL negative basis balances are not reduced by the contingencies presented in this summary.

In R$ thousand	IRPJ	CSL
Tax Loss/CSL Negative Basis	467,108	558,267
IRPJ 25%	116,777	-
CSL 9%	-	50,244
Total	**116,777**	**50,244**

Source: ECF and Calculation Records

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© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCoopers Corporate Finance & Recovery, a member of the PricewaterhouseCoopers network, or, as suggested by the context, the network itself.

Each member of the PwC network is a separate and independent entity. For further information on the PwC network, please access: www.pwc.com/structure

Evaluation Report on Eletrobras Distribuição Acre

Brazilian Development Bank – *BNDES*

November 2017

Belo Horizonte, November 1, 2017.

Gentlemen,

In furtherance of the service provision agreement, this paper is part of the services retained for Eletrobras
Distribuição Acre privatization, ITEM 3 – “SERVICE A” (Financial & Economic Evaluation), under the BNDES
Agreement.

This Report encompasses the purpose, scope, procedures and methodology used, as well as the market and operating assumptions for Valuation of Distributor and the execution of the new Utility Contract[1].

Discounted Cash Flow was the methodology used. Assumptions were adhered to, based on information delivered by the Distributors and BNDES, and on general market conditions.

The signed copies of this agreement are kept by our Contracting party.

Best regards,
Alexandre Moreira Galvão
Legal Representative & Stockholding Director

í “tatutoŒÇ LaÁ íî.óôï dated JavuaŒÇ íí, îìíï, AŒti le ô, PaŒagŒaph í A: ^Whev the seŒÀi e pŒoÀideŒ is a legal evtitÇ
diŒe tlÇ oŒ ivdiŒe tlÇ ovt olled Ç the goÀeŒvuevt, the Uviov Áill e evtitled to hold su h iddivg pŒo eduŒe as de
s Œi ed iv the head se tiov of this a ti le, ou ived Áith the seŒÀi e pŒoÀidivg legal evtit ovtŒol tŒavsfeŒ, avd gŒavt ivg the utilit ovt a t to the veÁ ovt ollivg sha eholdeŒ foŒ a ïì Çea peŒiod._

Ceres )nteligência Financeira	t

SUMMARY

Introduction 12

Purpose 12
Disclaimers 12

Methodology 13

PRORET (Tariff Level) 14
General Procedures 14
Operating Costs 19
Other Revenue Calculation 28
Unrecoverable Revenue 31
Statistical Techniques 33
Financial Techniques 33
Discounted Cash Flow 34
Free Cash Flow to Firm – FCFF 35
Capital Asset Pricing Model – CAPM 36
Capital Structure and Discount Rate Breakdown 41
Owners' Equity Cost (Ke) 41
Third-party capital cost (Kd) 42
Weighted Average Cost of Capital – WACC 42
Risk Analysis and Sensitivity Analysis 43
Critical Points and Adaptations 44
Synergies 45
Special Treatments and Specific Risks 46
Related Parties 49
Outstanding CCC Values and other Industry-Related Charges 49
Forecast of 'Light to Everyone' and RGR Flow earmarked to expiration 49

Economic & Financial Evaluation 50

General Assumptions for the Financial Model 50
General Comments on the Report 51
Summary of Business and Existing Structures 52
Features of the Business 52
Financial Statements History 53
Macroeconomic Forecasts 58
Demand Forecasting 60
Demand Forecasting per Class 60
Consumption Units Forecasting 66
Demand Forecasting per Voltage level 67
Network Extension (Km) 68
Common Analyses to Distributors 68
Specific Analyses of Distributor 69
Investment Forecasting 70
Deployment and Renewal 70
Replacement 72
Maintenance 73
PMSO Estimate 75
Common Analyses to Distributors 75
Specific Analyses of Distributor 80
Voluntary Dismissal Plan ("PDV") 90
Common Analyses to Distributors 90
Distributor's Specific Analyses 92
Offsetting for the Transgression of the Continuity Limits 93
Common Analyses to Distributors 93

Ceres Inteligência Financeira 3

Companies Privatized from 1997 to 2000 ____ 200
Publicly Held Companies ____ 203
Similar Transactions ____ 205
Foreign Transactions ____ 212
Median of Multiples ____ 214

Final Considerations ____ 216

Attachments ____ 217

Market Discount Rates ____ 217
Detailed Machinery and Equipment - VMU/VNR 2022 ____ 218
PMSO Background ____ 220
Re-rating Net Debt and Working Capital Balances ____ 229

Ceres Inteligência Financeira 5

Table 40 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average 97
Table 41 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 1 of 3 97
Table 42– Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 2 of 3 98
Table 43 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 3 of 3 98
Table 44 – Financings (1 of 2) 99
Table 45 - Financings (2 of 2) 100
Table 46 - RGR fund financing premises 101
Table 47 – RGR Releases 101
Table 48 – Net Debt Balance 102
Table 49 - Due Diligence Contingencies 103
Table 50 - Power Purchase Agreements 105
Table 51 – Definition of Other Revenues 106
Table 52 – Details on Other Revenues in the Trial Balance Sheet (in BRL '000) 107
Table 53 – Initial and Final Rate of Fully Depreciated Assets over the VNR 118
Table 54 - Regulatory Remuneration Base 4CRTP (R$ '000) – Eletroacre 119
Table 55 – Operation of Assets (BRL '000) 3CRTP to 4CRTP – Eletroacre 121
Table 56 - ANEEL Adjustments 3CRTP – Incremental Base – Eletroacre 121
Table 57 - ANEEL 3CRTP Adjustments – Incremental Base – Cemar (*Benchmark*) 122
Table 58 - ANEEL 3CRTP Adjustments - Incremental Base – Celpa (Benchmark) 122
Table 59 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base 122
Table 60 - ANEEL 3CRTP Adjustments - Armored Base – Eletroacre 123
Table 61 - ANEEL 3CRTP Adjustments - Armored Base – Amazonas Energia 123
Table 62 - ANEEL 3CRTP Adjustments - Armored Base – Ceron 124
Table 63 - ANEEL 3CRTP Adjustments - Armored Base – Eletrobras Roraima 124
Table 64 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base 124
Table 65 – Indemnification Forecasting 126
Table 66 – Tax Loss Balances and CSL Negative Base 126
Table 67 – Special Obligations Forecasting (in BRL '000) 128
Table 68 – History of Special Obligations and Recurrence (in BRL '000) 128
Table 69 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units 130
Table 70 – DEC and FEC Global Limits from 2018 to 2022, including 133
Table 71 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3 134
Table 72 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3 134
Table 73 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3 134
Table 74 – Indicator of Forecasted/Realized DEC X ANEEL Limit 2015-2047 135
Table 75 - Realized DEC Variation Rate and Potential per Period 135
Table 76 – Benchmark Evaluation Premises 135
Table 77 – DEC Benchmark Curve 136
Table 78 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3 136
Table 79 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3 136
Table 80 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3 136
Table 81 - Indicator of Forecasted/Realized FEC X ANEEL Limit 2015-2047 137
Table 82 - Realized and Potential FEC Variation Rate per Period 137
Table 83 – Benchmark Evaluation Premises 138

Ceres Inteligência Financeira 7

Table 129 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%) 166
Table 130 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%) 166
Table 131 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%) 167
Table 132 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%) 167
Table 133 – Distribution of Total Invoicing and Not Received (in R$ '000) 167
Table 134 - Targets ANEEL per Regulatory Cycle 168
Table 135 – Level of Technical Loss and Loss in the Basic Grid 170
Table 136 – Projected Regulatory Losses 1 of 3 172
Table 137 – Projected Regulatory losses 2 of 3 172
Table 138 – Projected Regulatory losses 3 of 3 172
Table 139 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR 173
Table 140 – Starting Point and Goal of Non-Technical Losses 173
Table 141 – Projected Actual Losses 1 of 3 173
Table 142 – Projected Actual Losses 2 of 3 173
Table 143 – Projected Actual Losses 3 of 3 174
Table 144 – Initial Balances of the Working Capital 175
Table 145 – Parameters of projected NCG 176
Table 146 – Benchmark operating due dates Northern Region 176
Table 147 – Balances with special treatment 177
Table 148 – Settlement of Long-Term Balances 178
Table 149 - Sectorial Charges 178
Table 150 - Transmission Costs 179
Table 151 - Benchmark Revenue and Annual Revenue 179
Table 152 - CVA 180
Table 153 – Solvency Indicator 181
Table 154 – Evolved Gross Income 182
Table 155 – Default 184
Table 156 - Operating Costs and Expenses 185
Table 157 – Costs versus EBITDA 185
Table 158 – PMSO Expenses 188
Table 159 – Analysis of Net Revenue, Costs and Gross Margin 190
Table 160 – Evolved EBITDA, Gross Profit and Expenses 191
Table 161 – Summary Financial Indicators 2017 to 2026 (1 of 3) 192
Table 162 – Summary Financial Indicators 2027 to 2036 (2 of 3) 192
Table 163 – Summary Financial Indicators 2037 to 2047 (3 of 3) 192
Table 164 – Projected DRE Eletrobras Distribuição Acre 193
Table 165 – Projected Indirect Cash Flow Eletrobras Distribuição Acre 194
Table 166 – Projected Cash Flow to Firm Eletrobras Distribuição Acre 195
Table 167 - Results from Appraisal Eletrobras Distribuição Acre 196
Table 168 – Valuation Components 196
Table 169 – Adjusted Enterprise Value 197
Table 170 – Projected Cash and Gross Debt Balance 197
Table 171 - WACC and BRRL Sensitivity – Enterprise Value 198
Table 172 - WACC and BRRL Sensitivity – Valuation 198
Table 173 – Data from Eletrobras Distribuição Acre for appraisal by multiples (R$'000) 199

Ceres Inteligência Financeira 9

Introduction

Purpose

The purpose of this paper is to issue a Financial & Economic Evaluation Report on Eletrobras Dis-
tribuição Acre and on the execution of a new Utility Contract, in order to shore up the accurate dimen-
sioning and provide technical support in the business deals of the Company.

The purpose of the financial evaluation, besides the main point of determining the Business Valuation, is to present scenarios, existing synergies for the business, and value possibilities that may be per-
ceived by the market, as well as associated liabilities. From the company’s viewpoint, the discounted cash flow method reckons in numbers and at present value the whole dimension of the business, on a realistic basis, and taking into account potential points of exploitation of the utility contract, in view of the current structure.

Added hereto are the sensitivity analysis and the risk analysis, in addition to other valuable methods, such as comparative evaluation by multiples or similar transactions, aiming at reaching the clearest perception of the business value interval and possible structures that could make the transaction more efficient, both for the buyer and the seller.

Disclaimers

The job described in this paper was developed according to information obtained from sources ap-
pointed by Eletrobras Distribuição Acre and data delivered by ANEEL.

This evaluation does not take into account the penalties for electricity over-contract by the enterprise at issue, because it was assumed that the new utility company could afford settling its positions at market prices. Ceres hereby highlights that sudden changes in macroeconomic indicators and electric-
ity prices may have some bearing on the values pointed out herein.

Please note that this paper does not contain a Compensation Basis added by the enterprise’s current
PP&E positions. The accounting entries covering the current PP&E positions may be found in section
“Comments on Current Assets” for invertors’ information.

Ceres Inteligência Financeira	12

Methodology

Evaluating a distributor is based on the set of regulations making up the tariff review base applicable to inter-cycle tariffs and tariff readjustments, as well as on the economic pillar of effective forecasts, especially about costs incurred and capital invested. The set of regulations gives direction to the Re-
quired Revenue, which is the criterion to set the tariffs used by the distributors. Such tariffs arise from tariff reviews, decomposed from Installment A (non-manageable costs) and Installment B (managea-
ble costs).

Tariff reviews are based on “tariff moderateness” and “continued award to efficiency” principles, with the different complexity/size areas being taken into consideration.

Costs and expenses, taxes, working capital, provision for indemnities and contingencies, and actual disbursements supplement the economic flow, to be dimensioned in forecast and at present value, for business analysis.

Please find below some directives forming the tariff review base, dimensioned at the Tariff Level and specified in PRORET (Portuguese acronym standing for “Tariff Regulation Procedures”). The cash flow and the capital cost definition methods used in this evaluation are detailed below. As a final point, find our comments on this paper’s directives for specific approaches and risk analysis.

Ceres Inteligência Financeira	13

CERES
INTELIGÊNCIA FINANCEIRA

PRORET (Tariff Level)

General Procedures

Electricity distribution public service utility companies (hereinafter referred to as "distributors") tariff level in Brazil is regulated by ANEEL as stipulated in PRORET documentation. This section summarizes the main methodological elements of the Tariff Review Process according to PRORET Sub-module 2.1 (version 2.2 effective as of 27-Jun-2016) and the Tariff Readjustment Process according to PRORET Sub-module 3.1 (version 1.4 effective as of 28-Mar-2016).

This paper contains a description of the forecast methods per element of Installment A and Installment B, while this section is dedicated to tariff calculation methodological indication.

Tariff Review

The Required Revenue calculated in the distributors' tariff level definition comprises the sum of two installments, namely Installment A and Installment B.

$$RR = VPA + VPB$$

Wherein:

- RR means Required Revenue;
- VPA means Value of Installment A, which comprises the costs related to the electricity generation and transmission business, including own generation and industry-related charges;
- VPB means Value of Installment B, which comprises typical costs of distribution and customer management.

Installment A is obtained by the sum of the following elements:

$$VPA = CE + CT + ES$$

Wherein:

- VPA means Value of Installment A;
- CE means cost of electricity acquisition and own generation;
- CT means cost of connection to and use of distribution/transmission systems;
- ES means industry-related charges defined in specific law;

Value of Installment B is calculated in the tariff review process, according to distributor's review schedule (every five years), in line with the following equation:

$$VPB = (CAOM + CAA) \times (1 - P_{m} - MIQ) - OR$$

Wherein:

Ceres Inteligência Financeira 14

CERES INTELIGÊNCIA FINANCEIRA

- r_p means Owners' Equity Cost (nominal);
- r_f means Yield on risk-free Assets (nominal);
- t means Income Taxes and Contributions;
- P means Owners' Equity Share in Total Equity;
- $CAOM$ means Administration, Operation & Maintenance Cost;
- CAA means Annual Cost of Assets;
- OBS_b means Gross Special Liabilities;

The Statutory Reintegration Quota corresponds to the installment that takes into account depreciation and amortization of investments made, and recomposes the assets assigned to the service provision over their lifespan. It is calculated through the following equation:

$$QRR = BRRb \times \delta$$

Wherein:

- QRR means Statutory Reintegration Quota;
- $BRRb$ means Statutory Gross Yield Base;
- δ means Facilities depreciation average rate, calculated based on Table XVI in the Annex to the Electricity Market Equity Control Manual (MCPSE) approved by REN 367/2009 – ANEEL.

Annual Cost of Property & Equipment refers to short-term recoverable investments, such as investments in hardware, software, vehicles and office building infrastructure.

$$CAIMI = CAL + CAV + CAI$$

Wherein:

- $CAIMI$ means Annual Cost of Property & Equipment;
- CAL means Annual Cost of Rents;
- CAV means Annual Cost of Vehicles;
- CAI means Annual Cost of Computer Systems;

Annual Cost of Rents is calculated through the following equation:

$$CAL = BAR_L \times \left[\frac{1}{VU} + \frac{r_{WACC_{pre}}}{2}\right]$$

Wherein:

- CAL means Annual Cost of Rents;
- BAR_L means the statutory annuity base amount regarding investments in office building infrastructure, as per Sub-module 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Vehicles is calculated through the following equation:

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACC_{pre}}}{2}\right]$$

Wherein:

Ceres Inteligência Financeira 16

- CAV means Annual Cost of Vehicles;
- BAR_V means the statutory annuity base amount regarding investments in vehicles, as per Sub-module 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Cost of Computer Systems is calculated through the following equation:

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACC_{pre}}}{2}\right]$$

Wherein:

- CAI means Annual Cost of Computer Systems;
- BAR_I means the statutory annuity base amount regarding investments in computer systems, as per Sub-module 2.3;
- VU means the lifespan, as defined in Table XVI of the Annex to the Electricity Market Equity Control Manual (MCPSE).

Annual Tariff Readjustment

Every year where there is no Ordinary Tariff Review, the adjustment formulas contained in Sub-module 3.1 in PRORET are to apply. In such years, VPB is not calculated, bust adjusted for money value at IGP-M and also considering the X Factor.

In its turn, Installment A is calculated by taking into account the conditions on the Former Reference Date (DRA) and the Reference Market, as follows:

1. For electricity bought: “Electricity Bought” amount valued at “Average Price of Transfer” considered in the former year’s readjustment or review;
2. For connection to distribution/transmission systems and for TUSDg-T and TUSDg-ONS elements: values considered in the former year’s readjustment or review;
3. For use of distribution/transmission systems: amounts of power demand retained in the reference period and associated electricity, valued at the respective tariffs considered in the former year’s readjustment or review; and
4. For the other items in Installment A: values resulting from applying the relevant tariff elements, in force on the Former Reference Date (DRA), to the Reference Market, so as to assure economic neutrality of industry-related charges.

Value of Installment A, given the current juncture on the in-processing readjustment date (DRP), and the Reference Market, is calculated from different tariffs according to the electricity source, i.e., own generation, PROINFA, Itaipú and other agreements and contracts.

Value of Installment B, given the current juncture on the Former Reference Date (DRA), and the Reference Market, is calculated as follows:

$$VPB_0 = RA_0 - VPA_0$$

Ceres Inteligência Financeira 17

Wherein:

- VPB_0 means Installment B in current juncture on DRA;
- RA_0 means Annual Revenue on DRA or “Reference Revenue”;
- VPA_0 means Installment A in current juncture on DRA;

Value of Installment B, given the current juncture on the in-processing readjustment date (DRP), is calculated as follows:

$$VPB_1 = VPB_0 \times (IGPM - X)$$

Wherein:

- VPB_1 means Installment B in current juncture on DRP;
- VPB_0 means Installment B in current juncture on DRA;
- $IGPM$ means General Price Index by Getúlio Vargas Foundation (FGV);
- X means the value to the subtracted from IGP-M with a view to sharing with users and customers of distributor the competitiveness and corporate efficiency gains estimated for the period, thus contributing to tariff moderateness, as per Sub-module 2.5.

Hence, the Annual Revenue is the new revenue of the utility company on the DRP and corresponds to the sum of the new Installment A and Installment B, as follows:

$$RA_1 = (VPA_1 + VPB_1)$$

Wherein:

- VPA_1 means Installment A in current juncture on DRP;
- VPB_1 means Installment B in current juncture on DRP;

Ceres Inteligência Financeira 18

Operating Costs

Abstract
At this stage, we calculated items related to the tariff level cost elements. The operating costs calcu-
lated for the distributor take into account the own costs and the other distributors’ costs. The other distributors are included in the calculation to form the efficient cost goal of the distributor under evalua-
tion. The Statutory Operating Costs are forecasted from two angles:

1	.	Statutory Cost from Nov-2017 to Nov-2023 equivalent to such value as specified in Technical
Note 149/2017 SRM/SGT/SRD/SFF/ANEEL;
2	.	Statutory Cost calculation from Nov-2023 through such methodologies as described in Sub-
modules 2.2 and 2.2-A of PRORET, considering the information obtained from RT 2013,
SAMP, BDGD and Financial Statements as the reference values.

Accordingly, the operating costs calculation as of 2013 adhered to the following brief plan of work:

1	.	Collect data from ANEEL documents;
		a.	PRORET sub-module 2.2
		b.	PRORET sub-module 2.2-A
		c.	APPROVAL RESOLUTION # 1.858 DATED FEBRUARY 27, 2015;
		d.	Technical Note 409/2013-SRE/ANEEL;
2	.	Market Data Collection from SAMP (Economic Regulation Market Information Monitoring Sys-
tem);
3	.	Data Collection of distributor’s structure from BDGD (Distributor’s Geographic Database);
4	.	Data Collection from the two most-recent annual Financial Statements available;
5	.	Updating Factor Calculation based on the methodology of Module 2.2, V2.0, PRORET;
6	.	Efficient Costs Interval Calculation;
7	.	Operating Costs Goal Definition;
8	.	Operating Costs Revenue Calculation;
9	.	Report containing all the calculations made and results obtained upon the application of the proposed methodology;

Please find below a detailed description of such stages.

Database
Inputs
The Operating Costs calculation required:

Ceres Inteligência Financeira				19

Results

Based on such calculations, we tried to identify the magnitude relating to the statutory operating costs in Installment B formation in the most recent review;

Operating Costs Target Calculation

Inputs

1. Result of operating costs revenue calculation;
2. Efficient statutory operating costs ceiling;
3. Efficient statutory operating costs floor;
4. Real Average OpEx (for average OpEx calculation, the average value of real operating costs, in the two consecutive years nearest the tariff review, considering the most recent information available, with money value adjustment at IPCA, thru the tariff review date, was taken into account).

Calculation Methodology

$$CO_{ef} = \min(\max(CO_{Ac}; LI); LS)$$

Wherein:

CO_{ef} : *Efficient statutory operating costs value;*
LS : *Efficient statutory operating costs ceiling;*
LI : *Efficient statutory operating costs floor;*

and

$$\Delta CO = \min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{Ac}}} - 1\right|; 5\%\right)$$

and

$$CO_{meta} = CO_{Ac}(1 \pm \Delta CO)^{N}$$

Wherein:

ΔCO: *statutory operating costs annual fluctuation;*
CO_{meta} : *operating costs target adjusted to annual fluctuation ceiling;*

and

$$CO'_{meta} = \frac{1{,}2 . Opex_{médio} + CO_{meta}}{2}$$

Ceres Inteligência Financeira 21

Other Revenue Calculation

Other Revenue calculation to be taken into account in the tariff readjustment is based on Sub-module 2.7, V2.1, in PRORET. By definition, "Other Revenue" is classified in two groups, namely: (1) Revenue inherent to electricity distribution service; and (2) Revenue from other business segments. Each type of Other Revenue account has a revenue sharing ratio defined by PRORET, which is used to calculate the Other Revenue value to be discounted from Installment B in the tariff review process, with a view to encourage the service provision efficiency.

$$VPB = (CAOM + CAA) \times (1 - P_m - MIQ) - OR$$

Wherein:

CAOM: Administration, Operation & Maintenance Cost;
CAA: Annual Cost of Assets;
P_m *: Market Adjustment Factor;*
MIQ: Quality Improvement Incentive Mechanism; and
OR: Other Revenue.

Revenue inherent to electricity distribution service

Non-tariff revenue related to electricity supply, invoiced with billable services. The sharing of such revenue was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency.

Revenue from other business segments

Revenue from activities of an economic nature that is accessory to the utility contract or permit agreement, performed for its own account and risk.

Proper Accessory Activities: regulated activity delivered by the distributor only and subject to inspections.

The sharing of revenue from proper accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR).

Complementary Accessory Activities: non-regulated activity, the delivery of which is related to the distribution service fruition, and which may be delivered either by the distributor or by third parties, subject to the consumer code rules and antitrust laws.

Ceres Inteligência Financeira 28

CERES INTELIGÊNCIA FINANCEIRA

The sharing of revenue from complementary accessory activities was 60% (of gross revenue) assigned to consumers of the distribution service and 40% to the utility company, with a view to encourage the service provision efficiency. Such amount was discounted from Installment B, variable Other Revenue (OR). Exception being made to items (8), (10), (11) and (13), where the sharing ratio was 30%, and item (14), where the sharing ratio was 50%.

Table 1 - Other Revenue Sharing (%)

Other Revenue Sharing	
Activities inherent to the distribution service	
Billable services	60%
Proper accessory activities	
Collection of covenants or values through the invoice	60%
Collection of third-party invoices through own structure	60%
Advertising placement	60%
Rent or paid assignment of real estates and rooms	60%
Infrastructure sharing	60%
Technical evaluation and meter gauging	60%
Tax liability service commissioning	60%
Complementary accessory activities	
(1) electricity distribution networks, aimed at land regularization of specific interest and to the service of the enterprises of multiple consumer units	60%
(2) electricity networks for access to the transmission or distribution systems	60%
(3) electricity substations	60%
(4) internal electrical installations of consumer units	60%
(5) capacitors bank	60%
(6) input patterns of consumer units serviced at low voltage	60%
(7) electric power metering systems	60%
(8) generators, including distributed microgeneration and minigeneration sets	30%
(9) public lighting systems	60%
(10) Efficiency of electric power consumption and installation of qualified cogeneration, provided they are not included in R&D or Energy Efficiency projects established by law.	30%
(11) Data communication services (including PLC)	30%
(12) Consulting services	60%
(13) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	30%
(14) Commercialization of property rights and products obtained in a Research and Development (R&D) project regulated by ANEEL, with proof of resource allocation for Northern, Northeastern, and Midwest regions.	50%

Source: Prepared by us, based on Sub-module 2.7 in PRORET.

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General Rules
Revenues deemed a reference to reach tariff moderateness shall correspond to the average revenue invoiced plus taxes, in the 36 months preceding the 6th month before the review date, updated at IGP-
M3 thru the review date, multiplied by 12, as defined in Chapter 3 “Other Revenue Methodology” of
Sub-module 2.7 in PRORET.
· In the event the activity was started within a period shorter than 36 months, then we consid-
ered the average revenue invoiced thru the 6th month before the review date, updated at IGP-
M, multiplied by 12.

[3] Value updating calculation: A * updating at IGP-M thru review date * 12.
Wherein, for updating in:
2015 and 2016: A = average revenue invoiced in the last 12 months, as of the 2nd month before the tariff review date;
2017: A = average revenue invoiced in the last 24 months, as of the 6th month before the tariff review date;
2018 on: A = average revenue invoiced in the last 36 months, as of the 6th month before the tariff review date.

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INTELIGÊNCIA FINANCEIRA

Unrecoverable Revenue

The statutory unrecoverable revenue was calculated according to PRORET, Sub-module 2.2, V2.0, Chapter 4 "Unrecoverable Revenue Methodology". The unrecoverable revenue value to be considered in the tariff review process encompasses two sides: unrecoverable revenue related to values invoiced with industry-related charges and other items of required revenue added by the tariff band estimated invoicing values.

This second portion is calculated as follows:

$$V_{RI} = \frac{RR + Receita\ de\ Bandeiras - Encargos}{1 - ICMS - PIS - COFINS} x \left\{ \sum_{C} [(\rho_c x RI_c)] \right\}$$

Wherein:

VRI: unrecoverable revenue value to be taken into account;
RR: Required Revenue;
Band Revenue: tariff band estimated revenue
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
RIc: statutory unrecoverable revenue ratio, regarding Class C, in the group which the company belongs to.

The unrecoverable revenue ratios to be taken into account per company, per consumption class, are described in the following table. These amounts have been kept constant over the years.

Table 2 - Unrecoverable Revenue per Consumption Class[4]

Company	Houses	Plants	Business	Farms	Govern-ment	Street Lights	Public Ser-vice	Group
Amazonas Energia	1.88%	1.50%	0.98%	1.98%	0.28%	0.05%	0.08%	Group 1
Ceal	1.44%	1.05%	0.72%	1.18%	0.23%	0.05%	0.06%	Group 1
Cepisa	1.29%	0.94%	0.55%	1.18%	0.22%	0.05%	0.05%	Group 1
Eletroacre	1.14%	0.78%	0.55%	1.07%	0.20%	0.01%	0.02%	Group 1
Ceron	0.86%	0.50%	0.48%	0.81%	0.11%	0.01%	0.01%	Group 1
Boa vista	0.08%	0.00%	0.06%	0.02%	0.00%	0.00%	0.00%	Group 2

Source: ANEEL PRORET 2.2A V1.0

[4] PRORET Sub-module 2.2, Normative Resolution 660/2015 dated 28-Apr-2015.

Ceres Inteligência Financeira 31

The portion of unrecoverable revenue regarding industry-related charges is calculated through the following equation:

$$V_I = \frac{Encargos\ Setoriais}{1 - ICMS - PIS - COFINS} x \left\{ \sum_{C} [(\rho_C x RI_C)] \right\}$$

Wherein:

VI: unrecoverable revenue value to be considered related to industry-related charges;
Industry-Related Charges: values of industry-related charges defined in the tariff review;
ρc: class C consumers participation in total revenue verified in the test-year.
R/i: Median of ratios of unrecoverable revenue of the company, related to Class C, verified from the aging of the period from 49 to 60 months in the year preceding the tariff review year.

The real ratios of unrecoverable revenue per consumption class are limited to the values shown in the following table. Such values were perpetuated for the evaluation.

Table 3 - Unrecoverable Revenue Limits – Neutrality of Charges[5]

Class	Houses	Plants	Business	Farms	Government	Street Lights	Public Service
Group 1	2.11%	2.95%	1.28%	3.56%	2.00%	3.29%	2.23%
Group 2	0.47%	0.49%	0.54%	0.36%	1.21%	3.66%	0.15%

Source: ANEEL PRORET 2.2A V1.0

[5] PRORET. Sub-module 2.2. REN # 660/2015.

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Statistical Techniques

During the project, statistical techniques were worked, such as the multi-varied analysis for demand forecast and sensitivity analysis.

Financial Techniques

Please find below the techniques that are comprised by the methodology of the financial and econom-
ic analysis for the evaluation. You may see the description of the Free Cash Flow to Firm. Then, you will find the analysis on the composition and formation of the capital cost that reflects the discount rate compatible with the business risk.

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Discounted Cash Flow

Introduction
The technique used for evaluation is based on the Discounted Cash Flow methodology, which is sup-
ported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Revenues, costs, expenses, investments and other working capital requirements are estimat-
ed, in addition to all the items that affect the enterprise’s cash fluctuation, for a given period of time.

Seeing as the generated cash flow values occur in different time spans, these must be summed and compared in a current equivalence. Thus, the net balances reckoned per period are taken to present value at a discount rate reflecting the risks inherent to the business, added by the risk-averse inves-
tors opportunity cost, i.e., an attractiveness rate reflecting the business capital providers opportunity cost.

Such rate is given by value parameters generally offered by government bonds, incorporates the spe-
cific risk of the business, and is calculated based on CAPM (Capital Asset Pricing Model). By that model, the project owners’ equity (Ke) cost is calculated.

To calculate the project values, the owners’ equity cost (Ke) is weighted with the third-parties’ equity cost (Kd), in proportion to the capital structure used in the project, resulting in the enterprise’s WACC
(Weighted Average Cost of Capital).

There are different versions of the Discounted Cash Flow methodology, and this paper adheres to the
Free Cash Flow to Firm (FCFF) approach.

Ceres Inteligência Financeira	34

Free Cash Flow to Firm – FCFF
The Free Cash Flow to Firm approach uses the weighted average capital cost (WACC) to discount at present value the free cash flow to firm. Hence, all resources available for dividend distribution or rein-
vestment are taken into account, but amortization flows and third-party debt interests paid are not considered, the yield on which is implied in estimated WACC rate. The firm flow is recommended for the evaluation at issue because it foresees the likelihood of permanent leverage over the utility con-
tract period.

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Capital Asset Pricing Model – CAPM

Introduction
The owners’ equity cost (Ke) calculation is primarily based on the business risk analysis, added by the economy’s risk-free yield rate, generally given by the yield offered by government bonds.

At first, companies of the industry serve as the basis, measuring the price fluctuation of their shares in the money market, against the economy oscillations, mirrored on some market index, for instance.

One of such measures is by Beta, which represents a multiplier in relation to the return fluctuations of companies in a given segment in relation to the market and is equivalent to the risk of the segment analyzed. Primarily, we take a weighted average of such measure for the industry, excluding the in-
debtedness weight. That indicator represents an average and time relation between the returns on the shares selected in relation to the economy, which was highlighted here by the S&P500 returns fluctua-
tion, an index that captures a good deal of transactions in the US market. Therefore, compared are the fluctuations of the prices in dollars of the shares in the open capital companies that operate in the same industry as the enterprise analyzed, with the S&P500 index fluctuations.

The purpose of this process is to obtain the additional risks of the business at issue in relation to the economy. Therefore, the result of the return expected and required on the business would be a risk free yield rate, in line with the rates offered by the government, added by the economy rate in general, plus the profits or minus the losses of the business, in comparison with the economy as a whole.
Hence, a single rate synthesizes the yield required by a business, contemplating all the risks inherent in their fluctuations of income and cash, and adds the gains on zero risk investments, given in tradi-
tional short-term investments offered by the government.

Whereas we used indexes present in the US and global economy, calculated in dollars, considering the purpose of accuracy of inter-industry risk levels, therefore, utilization and supplementation in cal-
culating the risks present in Brazilian interest rates in relation to the global market are necessary.

For risk-free and government rates, we used the 10-year US treasury bonds, marked to market con-
tinuously (Constant Maturity Bond). Thus, the risk elements present in the Brazilian interest rate, as the country risk premium, regarding the credit risk in the Brazilian Economy against the global market, and the exchange risk, showing the uncertainties about the BRL fluctuation against the USD, must be included. Both of them are already included in SELIC interest rate or government bonds with future maturities, the reason for such inclusions, for they represent the risk-free opportunity cost in Brazil.

For the country risk premiums, we used the difference between Exchange FRC, contracts traded in
BM&F-BOVESPA, and the Risk Free Rate calculated through the Treasury Bonds.

Ceres Inteligência Financeira	36

CERES

In order to calculate the exchange risk premium, we used the real difference between the DI – 1-day contracts, Exchange FRC, denominated in Forward Premium, both the agreements traded in BM&F-BOVESPA, and which translate the expected price fluctuations between the Brazilian interest rates in the future market against Brazilian external fund-raising in USD. Hence, it is impossible to obtain, from its quotation, the exchange premium, after the adjustments for inflation between the countries (IPCA less CPI forecast).

In brief, the evaluation uses the Discounted Cash Flow methodology, which is supported on the hypothesis that the value of a project depends on its capacity to generate wealth in the future. Seeing as the value to be produced will occur in different time spans, all of them must be brought to present value at a discount rate reflecting the risks inherent to the estimated flow, i.e., an attractiveness rate reflecting the opportunity cost of several business capital providers, the business risk included. Such discount rate is calculated based on CAPM (Capital Asset Pricing Model). Such model allows calculating the owners' equity cost (Ke), to be associated with the third-parties' equity cost (Kd), defining the WACC – Weighted Average Cost of Capital.

Please find below the Ke formation detailing:

Figure 1 – Owners' Equity Cost (Ke) Breakdown

$$MRP = Rm_{S\&P500} - Rf_{T-Bonds}$$

$$K_e = Rf_{reais} + \beta * MRP$$

$$Rf_{reais} = Rf_{T-Bonds} + Rp + R_{cambial}$$

$$R_{cambial} = (f - s) - E_t(s_T - s_t)$$

$$K_e = Rf_{T-Bonds} + Rp + (f - s) - E_t(s_T - s_t) + \beta * (Rm_{S\&P500} - Rf_{T-Bonds})$$

Source: Ceres Inteligência Financeira

- K_e - Cost of Equity
- Rf_{reais} - Risk Free Rate
- $Rf_{T-Bonds}$ - Risk Free Rate in USD
- β - Beta
- $Rm_{S\&P500}$ - Market Return Rate
- MRP - Market Risk Premium
- Rp - Country Risk

Ceres Inteligência Financeira 37

- $R_{cambial}$ - Exchange Risk
- $(f - s)$ - Forward Premium
- $E_t(s_T - s_t)$ - Expected Exchange Fluctuation (approached by Purchasing Power Parity [PPP] as the expected inflation between the countries).

Cubic Spline Interpolation

Cubic Spline consists of a numerical interpolation methodology, which uses 3rd order polynomials. It is characterized by the cushioning or smoothness that it presents in the transition from one point to another.

Since many of the rates required for Ke composition need to be worked on the curve and only a few observations of rates with specific due dates are available, we need to find values outside these control points to plot a curve that represents the entire period. Thus, to establish an interest curve based on futures, options and derivatives contracts in general, we must use some interpolation technique to fill in the whole curve. In this case, we use Cubic Spline Interpolation.

Risk Free Rate

The owners' equity cost calculation is primarily based on the business risk analysis, added by the economy's risk-free yield rate. As the US economy has more diversity in its indexes and is still considered as an international standard of a risk-free economy, at least so far, the rates practiced by the US Treasury are generally used as a parameter, such as the Treasury Bonds (T-Bonds) as the initial standard.

The rate was constructed using the interest rate curve, a practice that must be respected due to the impossibility of short-term flows being remunerated at long-term rates, since they will be subject to a marked-to-market interest rate curve in the redemptions of these investments.

The data of the rates and their respective maturities were interpolated by using the Cubic Spline methodology to obtain the related curve.

Beta

The leveraged Beta of each company is obtained by tilting the linear regression between the historical logarithmic returns of these assets and the market index. Then, the unleveraged Beta is obtained for each company by adjusting their Debt to Equity (D/E) ratios. Finally, the unleveraged betas of each

Ceres Inteligência Financeira 38

company are weighted by their Enterprise Value, thus achieving the unleveraged Beta for the resulting
Beta, unleveraged, for the industry, which is then re-leveraged in order to consider the fraction of sys-
temic risk corresponding to the relevant company indebtedness effect.

Market Risk Premium
The Market Risk Premium represents the yield expected by the market, taking into account the addi-
tional risk in relation to the risk-free rate that practiced therein. The Market Risk Premium is calculated based on the difference between the returns on the S&P500 Index and the perpetual 10-year US
Treasury Bonds (Constant Coupon Bond), marked to market annually, considering a long-term win-
dow of time. That is, to estimate the Market Risk Premium, the difference between the return on the
S&P500, adjusted for dividends and the return on Treasury Bonds, was taken into account.

For the calculation of the return on T-Bonds, the constant maturity bonds, i.e. 10-year-maturity marked-to-market perpetual bonds, are taken into account, assuming the repurchase of the bond at the end of each year. Thus, this return is composed of two components: the yield hired for the year in which the bond was held by the investor and the paper price fluctuation to market due to the changes in the interest rate offered at the end of the year.

Country Risk
As previously mentioned, the CAPM model structuring based on the rates practiced in foreign mar-
kets, especially those found in the US market, is more advisable due to the diversity of business seg-
ments found in their stock market indices, which explain more comprehensively the relative risks be-
tween segments and companies in an economy. However, for application in the countries of origin, it is necessary to adjust the country-specific credit risks, since the US risk-free rate is used, based on T-
Bonds, debt securities issued by the United States. The measurement of this risk spread, which ap-
plies to developing economies, including Brazil, is denominated country risk. The option recommend-
ed in this paper, for a better adjustment, is obtaining the spread between interpolated FRC and T-
Bonds, which more directly reflect the country risk present in the interest curve.

Exchange Risk
To estimate the foreign exchange risk premium, the forward premium was obtained by the breakdown of domestic interest rates and the FRC, which already includes the country risk. The foreign exchange coupon and FRC contracts indicate the expected interest rates in US dollars, measuring the DI-1 day rate fluctuation against the exchange rate fluctuation, and are good indicators of the external interest rates evidenced in the negotiations of Brazilian bonds with sovereign risk, issued abroad.

Ceres Inteligência Financeira	39

The Real Exchange Rate is calculated based on the difference between the Interbank Deposit (ID)
and the Forward Rate Contract (FRC) rates. It should be noted that this indicator is calculated in real terms, discounting the forecasted inflation in Brazil (IPCA) and the forecasted inflation in the USA
(CPI).

The data of the rates and their respective maturities were interpolated using the Cubic Spline method-
ology to obtain the related risk curve.

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INTELIGÊNCIA FINANCEIRA

Capital Structure and Discount Rate Breakdown

Owners' Equity Cost (Ke)

For the risk-free rate, the yield of the 10-year Treasury Bonds was considered. The data of the rates and their respective maturities were collected and then interpolated by using the *Cubic Spline* methodology to obtain the curve.

The Real Exchange Premium is calculated based on the difference between the Interbank Deposit (ID) and the Forward Rate Contract (FRC) rates. It should be noted that this indicator, to be calculated in real terms, is discounted by the difference between inflation in Brazil (IPCA) and inflation in the USA (CPI).

The FRC and ID databases were collected in the Trading System of BM&FBovespa. Then, the data were interpolated by the Cubic Spline method, to obtain the rate curves.

In addition to FRC and ID, the Consumer Price Index (CPI) and the Extended Consumer Price Index (IPCA) forecasts are also necessary for the composition of the Foreign Exchange Risk. While the IPCA forecast was obtained in the Market Expectation System of the Focus Bulletin, made available by the Central Bank (Bacen).

Table 4 - Summary of Applicable Methodologies

Description	Parameter	Methodology
Risk Free Rate	Treasury Bonds	Cubic Spline Interpolation
Unleveraged Beta	Asset Price	EV weighted average
Market Risk Premium	10-year S&P500 X T-Bonds	Geometric Mean
US Inflation	Consumer Price Index (CPI)	Forecast
Brazilian Inflation	IPCA	Forecast
FRC	FRC	Cubic Spline Interpolation
Futures DI	Interbank Deposit (DI1)	Cubic Spline Interpolation

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 41

Third -party capital cost (Kd)
The third party capital cost is obtained through the weighted average of the gross debt (2011-2016) of the companies used to calculate Beta, weighted at the Debt/Net Debt ratio, of the same companies, on their respective reference dates. Next, the Cost of Debt / Net Debt ratio is multiplied by the IDC forecast of the target year. As a final point, inflation and taxes are discounted to reach the tax-free real
Kd.

Weighted Average Cost of Capital – WACC
The WACC rate is obtained by weighting the owners’ equity cost and the third-party equity cost and their respective sharing in the company’s capital structure, considering the tax benefit of the debt for third-party equity. The capital structure used was the same as used by ANEEL in PRORET, Sub-
module 2.4.

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Risk Analysis and Sensitivity Analysis

With the purpose of analyzing possible impacts on the valuation, we analyze the sensitivity of relevant variables for the forecast model, with a view to checking the impact on the Net Present Value (VPL).
Herein, the sensitivity analysis was conducted in view of the impacts on the evaluation, from fluctua-
tions falling on the Yield Base and on the weighted average cost of capital.

Ceres Inteligência Financeira	43

Critical Points and Adaptations

This paper further analyzes critical points of the business and suggested adaptations that may add value to the companies. We also studied some possibilities for this transaction that would minimize risks and maximize the return for investors.

Ceres Inteligência Financeira	44

Synergies

Costs and investments synergies and optimizations were identified, so as to obtain post-privatization potential business value benchmarks. We also appraised possible gains that could be reversed to the seller, depending on the sale structure.

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Special Treatments and Specific Risks

The distributors being analyzed are within the electric power distribution service provision norm as
Designated Distributors, pursuant to the terms and conditions of Article 9, Statutory Law 12.783, dated
January 11, 2013, and Ordinance 338 dated July 26, 2016, issued by the Department of Mines & En-
ergies (MME).

Accordingly, several terms and conditions were agreed to for operation under supervision of the regu-
latory agency.

“ReA No. 748/2016 imposes on such distributors the pre-privatization Temporary Distribution
Service Provision Plan for 2017, entailing loan transfer to meet the goals set and accommo-
date the operating costs, inter alia, according to Annex IV – Commitment, attached to said
ReA, as follows: ‘The Designated Distributor Officers, regarding the distribution utility service provision (hereinafter referred to as the ‘Officers’), who are signatories to this agreement, in order to be entitled to the transfers of funds set forth in Paragraph 4, Article 9, Statutory Law
12.783 dated January 11, 2013, commit to abide by the provisions of Ordinance MME-
388/2016 and see to continuity and suitability of the service delivered, particularly regarding the following parameters, which have been followed up by ANEEL as a priority:

I – industry compliance;

II – the assignment’s electric power loss threshold;

III – the assignment’s Operating Costs threshold;

IV – the assignment’s threshold of discontinuity equivalent duration per consumer unit (DEC);

V – the assignment’s threshold of discontinuity equivalent frequency per consumer unit (FEC);

VI – quality of information provided to ANEEL;

VII – meeting the inspection requirements issued by ANEEL.

The signatories hereto, on behalf of the Officers, hereby commit to send to ANEEL the Tem-
porary Distribution Service Provision Plan, duly executed by the same signatories hereto, de-
tailing the actions to be taken by the management, with a view to abide by the terms and con-
ditions set forth by ANEEL during the assignment period granted by the Contract-Letting
Branch of Government.”

Ceres Inteligência Financeira	46

Including, but not limited to, the following goals are in force according to the Opinion on ReA No. 748/2016:

Table 5 - End 2017 Threshold for Operating Management[6]

Indicator	Company	Reckoned	2017 Threshold	Fluctuation (%)	Fluctuation
PMSO Re. Adjusted (BRL thousand/year)	Amazonas	864,502	821,277	-5.00%	- 43,225
PMSO Re. Adjusted (BRL thousand/year)	Boa Vista	17,829	169,375	-5.00%	- 8,915
PMSO Re. Adjusted (BRL thousand/year)	Ceal	384,705	36,547	-5.00%	- 19,235
PMSO Re. Adjusted (BRL thousand/year)	Cepisa	459,231	43,627	-5.00%	- 22,961
PMSO Re. Adjusted (BRL thousand/year)	Ceron	311,976	296,378	-5.00%	- 15,598
PMSO Re. Adjusted (BRL thousand/year)	Eletroacre	156,712	148,877	-5.00%	- 7,835
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Amazonas	731,707	695,121	-5.00%	- 36,586
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Boa Vista	95,921	91,125	-5.00%	- 4,796
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Ceal	346,817	329,477	-5.00%	- 1,734
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Cepisa	476,859	453,016	-5.00%	- 23,843
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Ceron	324,072	307,868	-5.00%	- 16,204
PMSO Re. Adjusted w/o accruals (BRL thousand/year)	Eletroacre	181,502	172,427	-5.00%	- 9,075
DECi	Amazonas	39.21	36.99	-5.66%	- 2.22
DECi	Boa Vista	11.38	10.36	-8.96%	- 1.02
DECi	Ceal	25.02	23.92	-4.40%	- 1.10
DECi	Cepisa	23.53	21.74	-7.61%	- 1.79
DECi	Ceron	32.14	29.42	-8.46%	- 2.72
DECi	Eletroacre	50.45	44.96	-10.88%	- 5.49
DECi	CEA	66.51	64.96	-2.33%	- 1.55
FECi	Amazonas	20.53	19.37	-5.65%	- 1.16
FECi	Boa Vista	11.78	11.30	-4.07%	- 0.48
FECi	Ceal	17.99	16.27	-9.56%	- 1.72
FECi	Cepisa	16.87	15.01	-11.03%	- 1.86
FECi	Ceron	20.31	17.57	-13.49%	- 2.74
FECi	Eletroacre	34.86	30.53	-12.42%	- 4.33
FECi	CEA	32.74	32.13	-1.86%	- 0.61
Total Loss (% Power injection)	Amazonas	40.3%	39.1%	-3.1%	-1.2%
Total Loss (% Power injection)	Boa Vista	12.9%	12.7%	-1.5%	-0.2%
Total Loss (% Power injection)	Ceal	25.2%	24.1%	-4.6%	-1.2%
Total Loss (% Power injection)	Cepisa	30.5%	29.0%	-5.0%	-1.5%
Total Loss (% Power injection)	Ceron	27.8%	24.6%	-11.3%	-3.2%
Total Loss (% Power injection)	Eletroacre	23.3%	22.4%	-3.8%	-0.9%
Total Loss (% Power injection)	CEA	40.0%	38.9%	-2.7%	-1.1%
Total Loss (% Power injection)	CERR	55.4%	53.8%	-3.0%	-1.6%

Source: ANEEL

[6] Cases: 48500.004245/2016-77; rapporteur: Director Reive Barros dos Santos, 29-Nov-16; code: 48575.007296/2016-00.

Ceres Inteligência Financeira 47

The evaluation model treated such special norm, containing goals and specific budget for 2017. The treatment is due to the need to estimate the start balances for the valuation at the beginning of 2018.

For subsequent years, we considered the private utility contract and performance trajectories of dis-
tributors according to this new reality. In its turn, the statutory goals were adjusted consistently with the reality and the complexity of the service provision in those regions. More to the point, we consid-
ered the terms and conditions contained in the draft template for the Electric Power Distribution Utility
Contract, as per resolution issued by the Board of ANEEL during the 15th Ordinary Public Meeting held on May 2, 2017.

Likewise, the tariff review expected for those distributors was suspended. The new draft contract al-
lows the possibility of accelerated tariff review in the new agreement[6], a premise taken into account for the Base Scenario 2019.

Those distributors’ compensation bases appear to be outdated, and the unitizing process is underway, in many of them, it may valorize their compensation bases. As a final point, different compensation bases were simulated, given the expected results that may be obtained by Eletrobras, supported by such reports.

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Related Parties
The distributors have debt agreements with Eletrobras. Those agreements were priced separately, so as to allow possible debt restructuring with the shareholder.

Outstanding CCC Values and other Industry-Related Charges
There are debt balances for industry-related default. Normative Resolution No. 748/2016 resets post-
assignment commitments and provides for loans with RGR funds for cash closing. CCC/other debt flows were treated separately, and the amounts of receivables and payables were reconciled.

Forecast of ‘Light to Everyone’ and RGR Flow earmarked to expira-
tion
We forecasted the amounts payable and receivable by means of CDE funds for Program ‘Light to
Everyone’ (PLPT) thru expiration scheduled for December 2018[7]. We did not make PLPT forecasts for subsequent years at scheduled expiration because such forecasts would depend on determinations foreign to the distributors.

As a final point, the total investment in replenishment will be distributed over the years 2018 to 2022 based on the Technical & Operating Due Diligence outcome; for the other years, the necessary re-
plenishments, consistent with the private market[8] within their area of operation.

[7] Presidency of the Republic, Chief of Staff, Legal Team, Decree No. 8.387 dated December 30, 2014.
8 CEMAR, COELCE,COELBA,CELPE.

Ceres Inteligência Financeira	49

Economic & Financial Evaluation

General Assumptions for the Financial Model

For the financial model, it was necessary to adopt some assumptions to analyze the distributors. The model was developed with monthly periodicity; the following general assumptions were defined: Base
Date used for the evaluation as of March 1, 2018, with analysis period from March 1, 2018 to February
28, 2048 (30 years of utility contract). However, the tables, charts, and results shown in the Report start in January 2017 and end in December 2047, because, by considering only two months in 2048, the analyses would not be comparable with the other years.

The discount rate used is based on the dynamic rate methodology, consisting in the monthly calcula-
tion of the WACC – Weighted Average Cost of Capital, to be applied. The reporting currency is the official currency, i.e., the values are impacted by inflation over the analysis period. Deflator used to bring the forecasted cash flow to present value is IPCA.

For regulatory assumptions, we assumed that Ordinary Tariff Reviews have a 5-year periodicity, being considered in the month of November and as of the year 2023 as reference (5 years after the contract is signed with the new utility company, which is to take place in 2018). Besides, this evaluation con-
siders an Extraordinary Tariff Review in 2019, basically encompassing the BRR reevaluation.

Finally, the results obtained in the evaluation are based on Nominal Cash Flow to Firm.

Ceres Inteligência Financeira	50

General Comments on the Report

This report contains the assumptions, analyses and forecasts carried out for the valuation of the distri-
bution companies for the privatization process. The analysis period is from 01-Mar-18 to 28-Feb-2048, which period is used to calculate the evaluation results.

Illustratively, tables and charts are shown in annual values thru 31-Dec-47, seeing as the year 2048 covers only two months of evaluation, thus avoiding a distorted perception of the value over the series.

Ceres Inteligência Financeira	51

Summary of Business and Existing Structures

Features of the Business
ELETROACRE was organized under State Law No. 60 dated December 17, 1965, and authorized to operate as an electric power utility company in the State of Acre on August 20, 1968, under Federal
Decree No. 63.121.

In September 1997, ELETROACRE, a government-controlled private company, started being man-
aged on a shared basis, by means of the Management Agreement executed by and between the State of Acre and ELETROBRAS – Centrais Brasileiras Elétricas S.A., thru January 30, 1998, when it was federalized by means of the Agreement on Purchase of Shares and Other Covenants, executed by and between the said parties, previously authorized by the Legislative Assembly of the State of Acre
(State Law 9.491 dated September 9, 1997).

Currently, ELETROACRE is a federal utility company in charge of distributing and selling electric pow-
er throughout the State of Acre, the shareholding control of which, formerly held by the State Govern-
ment, is now held by ELETROBRAS, the holder of 96.70% of its total capital stock. The power supply for the capital city, Rio Branco, and six boroughs interconnected to Rio Branco System, is delivered by
ELETRONORTE.

The countryside of the State, since 1999, by means of agreements for the purchase of electric power in separate systems, is served by GUASCOR do Brasil Ltda., and since 2016, also by companies
Tecnogera Locação e Transformação de Energia S.A. and Brasil Bio Fuels Geração de Energia do
Acre, as a PIE (Portuguese acronym standing for ‘Electric Power Independent Producer’), by means of Separate Generation Systems. Let us point out that the power supply to the whole State is delivered by the Interconnected System (SIN) (80%) and Diesel Thermoelectric Plants (20%).

In June 2008, the new management model was implemented for the distribution companies of
ELETROBRAS, setting a single and integrated direction, aiming to unify procedures, put employees of different cultures closer, and reinforce confidence of customers served in the different territories of operation. As a holding company, ELETROBRAS controls great part of electric power generation and transmission systems in Brazil, and operates in the distribution segment by means of companies
Eletrobras Amazonas Energia, Eletrobras Distribuição Acre, Eletrobras Distribuição Roraima,
Eletrobras Distribuição Rondônia, Eletrobras Distribuição Piauí, and Eletrobras Distribuição Alagoas.

Utility Contract # 06/2001, executed with ANEEL - National Agency of Electric Power, was signed on
12-Feb-2001 and expired on 07-Jul-2015, without renewal; nowadays, ELETROACRE is a distributor assigned for electric power utility service provision, under Ordinance 421/2016, until a new Utility Con-
tract is executed.

Ceres Inteligência Financeira	52

CERES

Financial Statements History

Balance Sheet

Table 6 – Assets History – Eletrobras Distribuição Acre 2012 to 2016

	2012	2013	2014	2015	2016
ASSETS					
CURRENT					
Cash and cash equivalents	52,138	18,098	24,497	18,501	16,006
Trade account receivables	54,763	43,433	65,336	100,757	85,139
Taxes and social contributions	5,296	7,686	9,161	7,593	7,643
Reimbursement claims	170,191	64,193	48,382	84,655	103,458
Statutory assets	-	-	20,656	41,765	104,265
Storeroom	2,768	2,124	1,441	1,883	2,226
Prepaid expenses	-	-	-	-	-
Services in progress	9,571	11,370	15,732	7,016	9,332
Goods for sale	-	-	-	86	86
Other assets	16,845	10,041	37,089	22,376	41,872
Total current assets	**311,572**	**156,945**	**222,294**	**284,632**	**370,027**
NONCURRENT					
Trade account receivables	14,178	13,128	20,699	28,805	41,902
Taxes to offset	-	-	-	-	-
Sureties and related deposits	14,324	4,946	5,311	7,029	7,377
Taxes and social contributions	3,847	3,754	2,719	1,971	1,897
Reimbursement claims	25,766	149,445	237,664	240,374	243,030
Financial asset - public utility	291,573	266,652	314,203	303,125	420,227
Goods for sale	-	-	86	-	-
PP&E	6,340	5,937	7,383	9,155	8,633
Intangible assets	56,604	48,418	36,343	40,229	31,081
Total non-current assets	**412,632**	**492,280**	**624,408**	**630,688**	**754,147**
TOTAL ASSETS	**724,204**	**649,225**	**846,702**	**915,320**	**1,124,174**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Acre.

Ceres Inteligência Financeira 53

CERES INTELIGÊNCIA FINANCEIRA

Table 7 - Liabilities History - Eletrobras Distribuição Acre 2012 to 2016

	2012	2013	2014	2015	2016
LIABILITIES					
CURRENT					
Trade accounts payable	233,556	69,603	91,825	210,742	258,015
Taxes and social contributions	16,764	13,451	17,789	31,834	52,495
Statutory liabilities	-	-	9,516	29,509	69,983
Loans and credit facilities	26,815	37,679	31,832	80,553	8,791
Estimated liabilities	4,585	5,993	2,866	4,417	7,209
Reimbursement liabilities	-	-	-	13,259	-
Research & Development	29,097	29,684	30,883	20,522	23,688
Industry-related charges	1,212	236	414	7,042	20,157
Post-employment benefits	-	-	866	585	625
Other liabilities	11,941	21,083	15,282	25,711	18,431
Total current liabilities	**323,970**	**177,729**	**201,273**	**424,174**	**459,394**
NONCURRENT					
Trade accounts payable	-	185,235	236,181	256,159	255,278
Taxes and social contributions	5,217	4,971	5,398	415	98,676
Loans and credit facilities	125,350	118,627	201,731	202,656	360,653
Reimbursement liabilities	90,189	118,474	124,079	137,252	146,051
Accruals for civil, labor and tax claims	3,884	7,999	8,926	10,968	8,032
Advance for future capital increase	217,497	236,366	12,787	12,787	69,462
Post-employment benefits	-	-	1,312	407	208
Other liabilities	4,616	1,057	109	185	197
Total non-current liabilities	**446,753**	**672,729**	**590,523**	**620,829**	**938,557**
Equity					
Capital Stock	245,158	245,158	475,789	475,789	475,789
Other comprehensive income	-	-	(422)	(240)	(405)
Capital reserves	-	-	-	-	-
Accrued losses	(291,677)	(446,391)	(420,461)	(605,232)	(749,161)
Total Equity	**(46,519)**	**(201,233)**	**54,906**	**(129,683)**	**(273,777)**
TOTAL LIABILITIES AND EQUITY	**724,204**	**649,225**	**846,702**	**915,320**	**1,124,174**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Acre.

Ceres Inteligência Financeira 54

Income Statement

Table 8 - Income Statement History - Eletrobras Distribuição Acre 2012 to 2016

	2012	2013	2014	2015	2016
NET OPERATING INCOME	**301,200**	**342,828**	**374,145**	**399,954**	**429,499**
OPERATING COST	**(239,382)**	**(309,164)**	**(228,837)**	**(516,355)**	**(434,765)**
Electric Power Cost	**(169,856)**	**(151,274)**	**(127,576)**	**(239,107)**	**(243,541)**
Electric power purchased for resale	(163,781)	(149,020)	(125,304)	(227,381)	(249.686)
Fuel for electric power production	(104,516)	(121,985)	(15,674)	(147,814)	(131.706)
CCC – expenses recovery	104,516	121,985	15,674	143,522	142.492
Transmission network use fees	(6,075)	(2,254)	(2,272)	(7,434)	(4.641)
Operation Cost	**(30,004)**	**(102,589)**	**(54,335)**	**(241,265)**	**(131,432)**
Workforce, materials, outsourced services	(34,272)	(51,254)	(41,281)	(96,171)	(100.755)
Depreciation and amortization	(8,851)	(10,700)	(12,656)	(16,171)	(17.307)
Sundry	13,119	(40,635)	(398)	(128,923)	(13.370)
Construction Cost	**(39,522)**	**(55,301)**	**(46,926)**	**(35,983)**	**(59,792)**
GROSS PROFITS (LOSSES)	**61,818**	**33,664**	**145,308**	**(116,401)**	**(5,266)**
Operating expenses	(104,920)	(97,754)	(59,971)	-	-
ELECTRIC POWER SERVICE PROFIT (LOSS)	**(43,102)**	**(64,090)**	**85,337**	**(116,401)**	**(5,266)**
Financial income	(52,081)	(46,172)	(59,407)	(68,370)	(138,663)
(LOSS) PROFIT FOR THE YEAR	**(95,183)**	**(110,262)**	**25,930**	**(184,771)**	**(143,929)**
Gains under Law 12,783/13	44,452	(44,452)	-	-	-
PROFIT (LOSS) FOR THE YEAR	**(50,731)**	**(154,714)**	**25,930**	**(184,771)**	**(143,929)**

Source: Ceres Inteligência Financeira, based on information provided by Eletrobras Distribuição Acre.

Ceres Inteligência Financeira 55

CERES INTELIGÊNCIA FINANCEIRA

Financial Indicators

Table 9 - Financial Indicators 2012 to 2016

	2012	2013	2014	2015	2016
Gross Margin = LB[9]/ROL[10]	30.5%	39.7%	53.4%	31.2%	29.4%
Margin EBITDA = EBITDA[11]/ROL	23.5%	12.9%	42.2%	-25.1%	2.8%
Net Margin = LL[12]/ROL	-16.8%	-45.1%	6.9%	-46.2%	-33.5%
Indebtedness Ratio = DL[13]/PT[14]	13.8%	21.3%	24.7%	28.9%	31.4%
Indebtedness Composition = CP[15]/(CP+LP[16])	42.0%	20.9%	25.4%	40.6%	32.9%
Return on invested capital (ROIC) = LL/AF[17]	-17.4%	-58.0%	8.3%	-61.0%	-34.3%
Return on assets (ROA) = LL/AT[18]	-7.0%	-23.8%	3.1%	-20.2%	-12.8%

Source: Ceres Inteligência Financeira

Operating and financial indicators were calculated for the company. We may see a material reduction in Margin EBITDA from 2012 to 2016, which demonstrates cost inefficiency. Net Profit was positive in 2014 only, which caused negative margins and returns in the other years analyzed.

[9] Gross Profit
[10] Net Operating Income
[11] Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
[12] Net Profit
[13] Net Debt
[14] Total Liabilities
[15] Short-term debt
[16] Long-term debt
[17] Financial Assets
[18] Total Assets

Ceres Inteligência Financeira 56

CERES
INTELIGÊNCIA FINANCEIRA

Figure 2 - Gross Margin and EBITDA Margin 2012 to 2016

60%
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
2012
2013
2014
2015
2016
30,5%
39,7%
53,4%
31,2%
29,4%
23,5%
12,9%
42,2%
-25,1%
2,8%
Margem Bruta = LB/ROL
Margem EBITDA = EBITDA/ROL

[Keyword: Gross Margin = LB/ROL; EBITDA Margin]

Source: Ceres Inteligência Financeira

Figure 3 – Indebtedness Index and Historical Composition 2012 to 2016

45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2012
2013
2014
2015
2016
42,0%
20,9%
25,4%
40,6%
32,9%
13,8%
21,3%
24,7%
28,9%
31,4%
Índice de Endividamento = DL/PT
Composição Endividamento = CP/(CP+LP)

[Keyword: Indebtedness Index; Indebtedness Composition]

Source: Ceres Inteligência Financeira

Indebtedness shows to be growing along all analyzed years and the proportions of short-term financing reduced in the last two years.

Ceres Inteligência Financeira 57

CERES INTELIGÊNCIA FINANCEIRA

Macroeconomic Forecasts

For macroeconomic forecasts, the indexes and the amounts presented in the table below were used.

Table 10 - Summary of Macroeconomic Indexes

	2017	2018	2019	2020	2025	2030	2048
IPCA	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%
IGP-M	4.8%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%
TJLP	7.35%	7.10%	6.85%	6.60%	6.00%	6.00%	6.00%
CDI	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
SELIC	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%
FINEL	0.94%	0.93%	0.91%	0.90%	0.88%	0.88%	0.88%
Libor 6M	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%	1.43%
Delta R$/US$ (annual mean)	-8.33%	6.27%	2.06%	2.02%	2.27%	2.27%	2.27%
BIRD	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%	5.66%

Source: Ceres Inteligência Financeira, based on Bacen (Focus – Market Expectations), Bradesco LP and Global Rates Forecast.

The IPCA, IGP-M and SELIC indicators are equivalent to the annual mean of the Focus forecast – Market expectation system, with reference on 03/03/2017 from 2017 to 2021. The amount in 2021 was used as a constant for the other years. The CDI forecast was handled as equivalent to the amounts obtained for the SELIC forecast.

Delta R$/US$ (annual mean) used the annual mean forecast on 03/03/2017 of Focus – Market expectation system to calculate the annual variance of the American dollar forecasted until 2021. For the years afterwards, the amount found in the variance between 2021 and 2020 is used as a constant.

For TJLP, the forecast for 7 years was obtained by means long-term forecasts by Bradesco, as accessed on 04/12/2017. As of 2024, the amount from 2023 is kept constant. For the Libor 6M rate, a constant was adopted for all forecast years and the amount was taken from the Global Rates site and represents the mean of the Libor USD – 6-month rate in March.

FINEL interest: For the FINEL interest curve applicable to the distributors´ financing lines, where the credit has been originated from the Eletrobras Financing Fund (FINEL), was calculated from the historical amounts of the interests achieved in these contracts, and the interest variation curve in these cases is equal to 20% of the IGP-M index variation. Thus, the FINEL interest forecast was obtained by applying the proportion of 20% on the forecasted variation of IGP-M, according to the market expectations indicated by Banco Central do Brasil.

World Bank Interest (BIRD Cost): the interest curve was determined according to the methodology indicated in the contracts signed between the distributors and the World Bank. The calculation formula is shown below.

Ceres Inteligência Financeira 58

CERES
INTELIGÊNCIA FINANCEIRA

$$Rate\,(p.m.) = \left[\frac{(1 + EBRDcost)}{(1 + Inf_{USA})} - 1\right] \times \%F_C + \left\{\left[\frac{(1 + EBRDcost)}{(1 + Inf_{USA})} \times \left(\frac{E_f}{E_0}\right)^2 \times \frac{(1 + Inf_{USA})}{(1 + Inf_{BR})}\right] - 1\right\} \times \%F_D$$

Where:

- $EBRDcost$ was treated as equivalent to Libor 6M plus spread of 0.6%;
- Inf_{USA} is equivalent to the Cost Performance Index - CPI;
- Inf_{BR} is equivalent to IPCA;
- $\%F_C$ is Eletrobras' debt installment with hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP);
- E_0 is the exchange rate between the Real (BRL) and the Dollar (USD) in the spot market;
- E_f is the exchange rate between the Real (BRL) and the Dollar (USD) in the 6-month futures market;
- $\%F_D$ is Eletrobras' debt installment without hedge (determined based on Eletrobras 2016 Standardized Financial Statements - DFP.

The ratio $\left(\frac{E_F}{E_0}\right)$ and the percentages of Eletrobras' debt both with and without hedge have been assumed as constant throughout the forecasting process.

Ceres Inteligência Financeira 59

Demand Forecasting

Demand Forecasting per Class
The consumption of electric power in Brazil may be divided into eight different classes, which are:
Residential, Commercial, Industrial, Rural, Government, Public Lighting, Public Service, and Own
Consumption. In order to understand the possible heterogeneities among the groups, the Residential,
Commercial, Industrial, and Rural sectors were analyzed in separate. Government, Public Lighting,
Public Service, and Own Consumption were all grouped in a single class entitled ‘Other’. This decision was based on the similar consumption behavior between them and to reduce the effect of volatility incurred in low-consumption classes.

Distributor’s History
To project the demand for power of the next thirty years, ending in February/2048, it is necessary to carry out a historical analysis that demonstrates the evolution of power consumption and its distribu-
tion between the classes. As observed in Table 10 – Geometric Mean of 2007-2016 Consumptions, all
sectors present an evolution in power consumption[19]. The segments have similar growth, near 6.70%
p.a. A note should be made regarding the industrial sector, which had growth below the others, of
2.98% p.a. It is also worthwhile noting the composition of power consumption, i.e., how the total power consumption is distributed between the classes. Analyzing Figure 3 – Power Consumption Compari-
son, it possible to note that no substantial changes occurred in terms of power consumption distribu-
tion. In 2007, the residential sector was responsible for 43.97% of the total consumption, against
46.47% in 2016, with the industrial sector having 5.78% in 2007 against 4.11% in 2016, and the other sectors remaining basically constant.

[19] Source: Distributor’s statement of invoicing

Ceres Inteligência Financeira	60

Figure 4 – Consumption History per Class

500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
0
RESIDENTIAL Consumption
INDUSTRIAL Consumption
COMMERCIAL Consumption
RURAL Consumption
OTHER Consumption
2007 2008 2009 2010 2011 2012 2013 2014 2015 2016

Source: Ceres Inteligência Financeira

Table 11 – Geometric Mean of 2007-2016 Consumptions

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	OTHER Consumption Δ% p.a.	TOTAL Consumption Δ% p.a.
2007 - 2016	7.62%	2.98%	6.76%	6.71%	6.79%	6.96%

Source: Ceres Inteligência Financeira

Figure 5 – Power Consumption Comparison

Composição do Consumo de Energia 2007
Consumo RURAL
Consumo OUTROS
Composição do Consumo de Energia 2016
Consumo RURAL
Consumo OUTROS
22%
4%

[Keyword: Energy Consumption Composition 2007/2016; RESIDENTIAL Consumption; INDUSTRIAL Consumption; COMMERCIAL Consumption; RURAL Consumption; OTHER Consumption]

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 61

CERES INTELIGÊNCIA FINANCEIRA

Regression Analysis and Results

As mentioned in the section above, five models were performed to project the demand for power, with one model to each one of the classes, which are Residential, Commercial, Industrial, Rural, and Other. The methodologies and results will be subject to individual analyses. The behavior of the overall power consumption for the next thirty years.

Residential

A linear model of regression estimated by MQO[20] was adopted to project the demand by the residential class. The dependent variable in the model is the variation of residential power consumption per capita[21]. A trend line and Brazil's annual GDP were used as explicative variables. The power consumption per capita was used, for this variable indirectly incorporates the population variation, eliminating the addition of another explicative variable in the model. The trend line defined as $lt = \log(t)$, t ranges from (1,T) where T is the sample size, aims at eliminating the non-stationarity of the set. The GDP variable was introduced to capture the elasticity of power consumption based on income. The model was estimated without intercepto. The definition of the model is presented below:

$$\log\left(\frac{cp(t+1)}{cp(t)}\right) = \alpha lt(t+1) + \beta pib(t+1)$$

p= population
c= Residential power consumption
cp= Consumption Per Capita
lt= Trend Line
pib= GDP Brazil

In which α and β are the coefficients of the model.

Coefficient	Value
α	0.00822
β	0.20955

With the forecasted coefficients, the projected GDP[22] and the projected population[23] were used to estimate the demand for power until 2048. It was necessary to implement an exponential smoothing in the model so that the sequence of variations of residential consumption did not diverge. The adopted premise assumed that when achieving a consumption target per capita, in the case of consumption

[20] Least Squares: Linear regression model that estimates the straight line, minimizing the squared difference between the estimated and the observed value;
[21] The demographic data have been obtained from IBGE;
[22] Bacen Expectations;
[23] IBGE Population Projection;

Ceres Inteligência Financeira 62

per capita in the State of São Paulo (895.59 MWh), the model could reduce the trend line by 4%[24], i.e. It(t+1)=It(t)*96%. The results will be analyzed in conjunction in the final topic of this section.

Industrial

A linear, deterministic model was performed for the industrial consumption forecasting, in which the consumption throughout time (t+1) is equal to the consumption throughout time t plus a parameter μ. This parameter is the mean of the unit variation in (MWh) between year t and (t+1). The model was defined as presented below:

$$c.i(t+1) = c.i(t) + \mu$$

c.i=Industrial Consumption

Commercial

A SARIMA time series model was estimated to project the Commercial power consumption. The chosen model minimized the AIC criterion[25]. The model will be presented here, and the results in the final topic.

```
Series: acre
ARIMA(0,1,2)(0,0,1)[12] with drift

Coefficients:
          ma1      ma2     sma1     drift
      -0.2649  -0.3199   0.2456   61.0669
s.e.   0.0950   0.1123   0.0875   36.0962

sigma^2 estimated as 596191:  log likelihood=-958.63
AIC=1927.26   AICc=1927.79   BIC=1941.15
```

Rural

An ARIMA time series model was estimated to project the Rural power consumption. The chosen model minimized the AIC criterion. The model will be presented here, and the results in the final topic.

[24] Percentage compatible with the values used in the market;
[25] Akaike Information Criterion;

Ceres Inteligência Financeira 63

```
Series: acre
ARIMA(0,1,1) with drift

Coefficients:
          ma1    drift
      -0.4733  18.3548
s.e.   0.1011   6.6160

sigma^2 estimated as 18767:  log likelihood
AIC=1512.89   AICc=1513.1   BIC=1521.22
```

Other

The model created to project the Other class of power consumption was based on the premise that there is a relationship of linear dependence between this class and the Residential consumption class The model may be defined as follows:

$$c.o(t) = \alpha(t) * c.r(t)$$

c.o= Consumption Other
c.r= Residential Consumption
Where α (t) is the proportion that Other represents of the residential consumption in time t.

For such, it was necessary to estimate an auxiliary model capable of defining the parameters α to each time t. An equation was created with parameters (μ) = 99.27%, based on the history of these proportions, and a target β values was also defined to soften α (t). This value was based on the proportion found in the State of São Paulo in 2015 between Other and Residential, case in which β=30%. Another parameter, λ=4,6145, was defined with the linear optimization to maximize the correlation between the proportion set forth in time. The model was defined as presented below:

$$\alpha(t+1) = \alpha(t) * (\mu^{(\lambda * \max(\alpha(t+1) - \beta, 0))})$$

The values α were projected for time t as a whole, replacing them in the aforementioned equation and using the residential consumption forecasting already made, to obtain the forecasting for the class entitled Other.

Total

This section presents the projected graphs of the overall power consumption, in addition to a general chart of the growth per class.

Ceres Inteligência Financeira 64

Figure 6 - 2047 Total Power Consumption Composition

22%
5%
4%
17%
52%
Consumo Residencial
Consumo Comercial
Consumo Industrial
Consumo Rural
Consumo Outros

[Keyword: Residential Consumption; Commercial Consumption; Industrial Consumption; Rural Consumption; Consumption Other]

Source: Ceres Inteligência Financeira

Figure 7 – Power Consumption Forecasting

3.000.000,00
2.500.000,00
2.000.000,00
1.500.000,00
1.000.000,00
500.000,00
-
Consumo em MWh
5,00%
4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
Variação em %
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Anos
Consumo Total Anual
Variação Total % a.a

[Keyword: Consumption in MWh; Years; Total Annual Consumption; Total Variation % p.a.; Variation in %]

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 65

Table 12 – Geometric Mean of Consumptions 2017-2047

Period	RESIDENTIAL Consumption Δ% p.a.	INDUSTRIAL Consumption Δ% p.a.	COMMERCIAL Consumption Δ% p.a.	RURAL Consumption Δ% p.a.	Consumption OTHER Δ% p.a.	TOTAL Consumption Δ% p.a.
2017 - 2047	3.84%	2.79%	3.30%	3.14%	3.31%	3.47%

Source: Ceres Inteligência Financeira

Consumption Units Forecasting

A model was used based on two parameters, p.uc = (Population[26]/Residential Consumption Units[27]) and μ = average growth of Residential Consumption Units in the past 6 years. A target λ value of index p.uc=2.87 (Proxy found for São Paulo in 2015) was introduced in the model.

$$\lambda = p.uc(2016) / \frac{(1+\mu)^{n}uc}{\prod Cresc.Pop_t}$$

With this function, it is possible to define the year in which the convergence will occur to the target value. Until moment n, the Consumption units are projected by rate μ. A level 2 softening will occur after this convergence. The same projected growth of residential Consumption Units was extrapolated to the other classes. The results representing the explained model are presented below:

Figure 8 – Consumption Units Forecasting

500.000
450.000
400.000
350.000
300.000
250.000
200.000
150.000
100.000
50.000
-
6,0%
5,0%
4,0%
3,0%
2,0%
1,0%
0,0%
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31
Consumption Units
Variation % p.a.

Source: Ceres Inteligência Financeira

[26] Source: IBGE;
[27] Source: Company's data base;

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CERES INTELIGÊNCIA FINANCEIRA

Demand Forecasting per Voltage level

The Demand Forecasting per Voltage Level used the historical average of low voltage in the past 5 years of the Company[28]. This metric was based on the idea, already presented in the demand forecasting section, of the stability of the power consumption composition between the classes. The low voltage consumption was defined and the residual percentage was divided between the medium voltage and the high voltage, in accordance with the SPARTA report. The percentages established for 2017-2047 are:

Figure 9 – Voltage Level Percentages

22%
1%
77%
BT
AT
MT

Source: Ceres Inteligência Financeira

[28] Source: Data obtained with the distributor.

Ceres Inteligência Financeira 67

Network Extension (Km)

Common Analyses to Distributors
The network extension project was based on the history of extension of low, medium, and high voltage networks between years 2001 and 2016[29]. The network extension set forth by the Decennial Plans and PDDs of distributors was added to such history, of which the forecasted network extension was extracted for years 2017 to 2021 for low and medium voltages, 2017 and 2018 for the “Programa Luz para Todos” (Light for All) and high voltage for years 2017 to 2026.
Its history of expansion after the Decennial Plans and PDDs takes into account both the historical and projected investments to each distributor.
Three groups have been segregated: (i) low and medium voltage, (ii) high voltage, and (iii) “Programa
Luz Para Todos”. This division was necessary to determine the fundamental differences existing in each group.

The forecasting of group (i) Low and Medium Voltage is set to begin in 2022. A proxy (average of in-
vestment/average of growth) of dependency was created between the degree of investment and the network expansion. With the degree of investment projected by Ceres, it was possible to estimate from
2022 the network mileage values.

The same methodology applied to the Low and Medium Voltages was applied to the High Voltage segment. The Decennial Plan already projects the expansion of the network mileage for years 2017-
2026. For years 2027-2048, a causal relation was applied between the investment and the network expansion. The investments projected for the high voltage Market served as an input to obtain the network expansion of that class.

Regarding “Programa Luz Para Todos” (PLPT), the data used refer to the Decennial Plans and, there-
fore, based on the current condition of the legislation that determines the end of the program in 2018, no forecast was made for the coming years.

[29] The extension of the network built under Programa Luz para Todos in included in the 2001-2006 history, in low and medium voltage

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CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The network forecasting per voltage level for Eletroacre is presented below.

Table 13 – Network Forecasting per Voltage Level 1 of 3

Voltage (Km)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
LV/MV	19,669	19,798	19,941	20,088	20,256	20,416	20,575	20,735	20,894	21,054	21,214
HV	441	717	770	814	829	949	976	1,008	1,035	1,062	1,089
PLPT	904	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042
Total	**21,014**	**22,557**	**22,753**	**22,944**	**23,127**	**23,407**	**23,593**	**23,785**	**23,971**	**24,158**	**24,345**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 14 - Network Forecasting per Voltage Level 2 of 3

Voltage (Km)	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
LV/MV	21,373	21,533	21,692	21,852	22,011	22,171	22,331	22,490	22,650	22,809	22,969
HV	1,116	1,143	1,170	1,197	1,224	1,251	1,278	1,305	1,332	1,359	1,386
PLPT	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042
Total	**24,531**	**24,718**	**24,904**	**25,091**	**25,277**	**25,464**	**25,651**	**25,837**	**26,024**	**26,210**	**26,397**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Table 15 - Network Forecasting per Voltage Level 3 of 3

Voltage (Km)	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
LV/MV	23,129	23,288	23,448	23,607	23,767	23,927	24,086	24,246	24,405	24,565
HV	1,413	1,440	1,467	1,494	1,521	1,548	1,575	1,602	1,629	1,656
PLPT	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,042	2,043
Total	**26,584**	**26,770**	**26,957**	**27,143**	**27,330**	**27,517**	**27,703**	**27,890**	**28,076**	**28,264**

Source: ANEEL, Distributors Data, Ceres Inteligência Financeira

Ceres Inteligência Financeira 69

Investment Forecasting

Deployment and Renewal
The Eletroacre 2017 Distribution Development Plan (PDD 2017), the 2017 Decennial Plan, the 2017
Plan on the Provisional Electric Power Distribution Services (Provisional Plan), the information of the
Due Diligence of service B, in its “Product 7 – Technical-Operational Report of Eletroacre”, annex II, in addition to indications of Eletroacre’s technical team, obtained in the meetings organized by CERES, were used to define Eletroacre’s investment needs.

Investments were subdivided into High Voltage Expansion, Medium Voltage/Low Voltage Expansion,
Improvement, Renewal (Maintenance), Luz para Todos, and Infrastructure and Support. From 2017 to
2022, the values obtained in the Due Diligence of service B, in its “Product 7 – Technical-Operational
Report of Eletroacre”, annex II, were considered as a whole and added to the expenses with Infra-
structure and Support in 2017 of the Provisional Plan.

Only 10% of the expenses with program Luz para Todos were considered for years 2017 and 2018, since the other 90% were subsidized with CDE resources and have been allocated as Special Obliga-
tions. In addition, approximately BRL 65.8 million of the investments with High Voltage Expansion in
2018 were also considered as Special Obligations, since they are subrogated.

As of 2023, investments with High Voltage Expansion, Medium Voltage/Low Voltage Expansion, and
Renewal (Maintenance) continued being forecasted according to the premises described below.

High Voltage Expansion: The values informed in the 2017 PDD were corrected for the base date De-
cember 2016 and fully considered until 2024. According to information of Eletroacre, these invest-
ments would be sufficient to meet the current demand of the company, therefore, the minimum annual expenditure of the period between 2017 and 2024 was considered as fixed for the forecasting of the other years.

Medium Voltage/Low Voltage Expansion: As of 2023, the amount is equivalent to the average of amounts expended between 2018 and 2022 on the base date of December 2016, considered as fixed until the end of the forecasting.

Improvement: Based on information supplied by Eletroacre’s technical team, it has been defined that
50% of the 2019 investment could be applied again, without variations, in relation to the loss combat program, meeting the demand and conditions expected by the company.

Renewal (Maintenance): As of 2023, expenses with maintenance will be equivalent to the asset de-
preciation value. The reference of depreciation of ANEEL’s Normative Resolution no. 674/2015 for the

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CERES INTELIGÊNCIA FINANCEIRA

current assets was used to define this value, in addition to the depreciation of new investments of the company, calculated based on the average depreciation of the assets of the Equity Control Report.

Table 16 – Deployment and Renewal

BRL million	2017	2018	2019	2020	2021	2022	2023	2024	2025+
High Voltage Expansion	36	44[1]	28	68	28	49	12	24	12
Medium Voltage/Low Voltage Expansion	7	28	21	17	19	21	21	21	21
Improvement	28	30	26	26	17	15	13	13	13
Renewal (Maintenance)	7	10	11	11	12	18	-	-	-
Luz para todos[2]	4	7	-	-	-	-	-	-	-
Infrastructure and support	1	11	10	-	-	-	-	-	-
Total	**83**	**130**	**96**	**123**	**76**	**103**	**46**	**58**	**46**

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Acre and by the Due Diligence of service B, in its "Product 7 – Eletroacre's Technical-Operational Report", in annex II.

1- The 2018 investment with High Voltage Expansion was adjusted in BRL 65.8 million (subrogation)

2- The 2017 investment with Luz para todos *was adjusted in BRL 35.3 million, and that of 2018 in BRL 66.5 million (CDE subsides)*

Ceres Inteligência Financeira 71

Replacement

In addition to the investments with Deployment and Renewal defined as of the 2017 PDD, of information supplied by Eletroacre's technical team and the Due Diligence of service B, in its "Product 7 - Eletroacre's Technical-Operational Report", in annex II, other analyses have been carried out to define the investments with maintenance and investments with the replacement of assets both partially and fully depreciated.

Using the 2017 Equity Control Report, it was possible to classify assets as Buildings, Civil Works and Improvements, Machinery and Equipment, Furniture and Appliances, Easements, Software, Real Properties, and Vehicles. In addition, the Market Value in Use (VMU) was identified, as well as depreciation and the New Replacement Value (VNR), of each asset of Eletroacre. The relationship between the VMU and the VNR creates the indicator that represents the nondepreciated percentage of each asset.

Due to its large representativeness in the assets of the company, group Machinery and Equipment had a more detailed classification, allowing for the individual analysis of each item. This degree of detail may be found in the annexes to this report.

Both the VMU and VNR of the most recent rate adjustment of private distributors - CEMAR, Energisa Sergipe and Energisa Paraíba – was determined, with a reference rate of 59.26%. Therefore, each item of the Equity Control Report has a target percentage of VMU/VNR that must be achieved by 2022, from the 2017 to 2022 investments.

Table 17 – Private References

BRL million	CEMAR	Energisa Paraíba	Energisa Sergipe	Accumulated
Rate Adjustment Year	2013	2013	2013	
New Replacement Value	5,440	1,894	1,246	8,579
Market Value in Use	3,307	1,082	695	5,084
% VMU/VNR	**60.79%**	**57.11%**	**55.82%**	**59.26%**

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Acre.

The depreciation of each item was applied to the basis of the Equity Control Report, based on ANEEL's Normative Resolution no. 674/2015, both for the 2016 assets and for new investments forecasted until 2022. Forecasted investments with deployment and renewal from 2017 to 2022 were also considered. The treatment above and money adjustments formed the assets of Eletroacre in 2022, which has been considered as the reference to define the need to invest in replacement. Since the new basis exceeded the new reference value, with VMU/VNR equal to 61.1%, no investment is necessary to replace assets in 2022.

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CERES INTELIGÊNCIA FINANCEIRA

Table 18 – VMU/VNR Ratio in 2022

BRL million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
Buildings, Civil Works and Improvements	4.0	11.6	34.3%	4.4	9.4	8.4	21.0	39.8%
Machinery and Equipment	449.3	741.1	60.6%	573.3	897.5	1,023	1,638.7	62.4%
Furniture and Appliances	1.2	4.2	28.1%	0.7	3.0	1.9	7.3	25.6%
Easements	0.9	0.9	100.0%	1.6	1.6	2.4	2.4	100.0%
Software	5.3	19.2	27.7%	0.0	13.5	5.3	32.7	16.3%
Real Property	1.3	1.3	100.0%	2.3	2.3	3.5	3.5	100.0%
Vehicles	0.8	1.9	41.4%	0.2	1.7	1.0	3.6	26.7%
Total General	**462.6**	**780.2**	**59.3%**	**582.4**	**929.0**	**1.045.0**	**1.709.2**	**61.1%**

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Acre.

Maintenance

The values equivalent to the Renewal considered in the Due Diligence of service B, in its "Product 7 - Eletroacre's Technical-Operational Report", in annex II, were used for the period between 2017 to 2022. From 2023, the maintenance will be composed by values related to the former asset base and the maintenance of new investments forecasted to the company.

The maintenance of the former base of assets is equivalent to the depreciation value of each item, as per ANEEL's Normative Resolution no. 674/2015. For the maintenance of the new investments, the reference of 59.26% out of 4.31% (average depreciation of the assets values of the Equity Control Report) was used in the calculation, thus allowing the assets of the company to remain depreciated at the reference level obtained from private companies used as a reference.

Maintenance values were considered as a whole from 2017 to 2022. For the other years, until 2046, the maintenance value was accumulated and executed two and one year before each rate review. The distribution of the investment in these two years obeyed the proportion of investments made by the reference companies[30], for the period prior to the equivalent rate review.

The accounting of expenditures with maintenance occurs until 2047. Since the concession ends in 2048, there is no need to make long term investments, between 2044 and 2048, at the same levels of the preceding years. Therefore, the final investment in maintenance corresponds to the values accumulated in 2043 and 2044.

[30] CEMAR, COELCE, COELBA, CELPE

Ceres Inteligência Financeira 73

Table 19 – Distribution of Investment with Maintenance prior to Rate Review

Reference Companies	2 years	1 year	Years considered
CEMAR	45%	55%	2006 and 2007
COELCE	42%	58%	2004 and 2005
COELBA	45%	55%	2005 and 2006
CELPE	65%	35%	2006 and 2007
Average	**49%**	**51%**	

Source: Ceres Inteligência Financeira, based on the Financial Statements of the companies.

Table 20 – Maintenance

BRL million (Dec/2016)	2017	2018	2019	2020	2021	2022	2026	2027	2031	2032	2036	2037	2041	2042	2046	2047
Renewal (Maintenance)	7	10	11	11	12	18	127	135	148	158	172	184	199	213	88	94

Source: Ceres Inteligência Financeira, based on the information supplied by Eletrobras Distribuição Acre.

Ceres Inteligência Financeira 74

PMSO Estimate
Common Analyses to Distributors
PMSO Forecasting Method
The analysis of Personnel, Material, Third-party Services, and Other Expenses (PMSO, of the Portu-
guese “Pessoal, Material, Serviços de terceiros e Outras despesas”) may be divided into two parts:
characterization of the analytical bases and the effective forecasting of such bases according to the types of expenses observed in such accounts
The First Part, known as the Characterization of Analytical Accounts, underwent 5 Phases:
Phase 1 – Grouping of analytical accounts;
Phase 2 – Analysis of the account nature as fixed and variable;
Phase 3 – Identification of atypical values[31];
Phase 4 – Evaluation of the best correlation to variable accounts;
Phase 5 – Identification of regulatory accounts (considered as recurring by ANEEL and compensated thereby).
Phase 1 begins with the monetary adjustment of the analytical accounts evaluated. These accounts are included in the sampling period between January 2012 and December 2016, and were adjusted for the base date of December 2016 for it is the most current of the period.
After such first monetary adjustment, the accounts of expenses were grouped in each PMSO group, in accordance with the similarity of type of expense and respective taxable events.
Phase 2 consists of the analysis of the fixed and variable accounts. The PMSO groups were evaluated considering as fixed account the account whose participation in the expenditure in the past 3 periods[32]
was within the lower and upper limits of the expense grouping sample, where:
Upper limit fix/var = 60%*(1-((standard sample deviation)/(sample minimum)) and

[31] Values with behavior different from the usual of the account, either too high or too low in relation to the average, values at non-recurring levels
32 To accounts completely fixed in value, each 1 out of 5 years of the period would represent 20% of the total expenditure. Thus, the last 3 years would represent 60% of the value in the 5 years evaluated
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CERES INTELIGÊNCIA FINANCEIRA

Lower limit fix/var = 60%*(1-(standard sample deviation)/(sample maximum)).

Initially, accounts above or below such limits are considered variable. Then, an evaluation is carried out in relation to the nature of the expense (if having characteristics of fixed or variable) and the degree of variation in the recent period[33].

Fixed accounts, when projected, are calculated as the average of expenses in the sampling period, excepting outliers.

Variable accounts, when projected, are transformed into indicators and range according to the forecasts[34] of Consumption Units and Consumed MWh, also excluding atypical values.

Phase 3 evaluates which periods in a sample may consist of atypical values and, therefore, unlikely to occur in the projected scenario. A period entry is considered as an outlier when its value is beyond the established limits of normality of the sample, where:

Upper limit out = (sample average) + (standard sample deviation);

Lower limit out = (sample average) - (standard sample deviation).

After such initial characterization, the nature of the expense and the levels verified in the past 3 years are evaluated in order to identity structural breaches to the expense level to define if the prior samples must be kept or eliminated in the evaluation.

Phase 4 evaluates what are the most correlated variables with the PMSO account groups. More correlated groups are used as an indicator to estimate the account value. The two variables with the greatest correlation with the PMSO accounts were Network Extension (Km)[35] and Consumption in MWh.

The formation of the indicator in the PMSO group expenses considered as variable occur as shown below:

(Σ Regular Expense Values[36])/(Σ Regular Parameter Values)[37].

Finally, Phase 5 consists of the classification of the accounts composing the groups of each PMSO block, pursuant to the characterization defined by ANEEL for regulatory PMSO. Thus, each account composing the analytical PMSO has a classification as Effective PMSO (total), Regulatory PMSO and PMSO Other (effective PMSO – regulatory PMSO).

---

[33] Expenses with low variation would tend to be fixed
[34] More detail on the forecasting of Consumption Units and Consumption in MWh are provided in the chapter of Demand and Consumption Forecasting
[35] Includes the extension of low, medium, and high voltage network
[36] Excluding those atypical
[37] The parameters considered are consumption units and consumption in MWh for the same period of time of the expense, excluding periods considered as atypical by the company

Ceres Inteligência Financeira 76

The Second Part includes the Forecasting of the Effective and Regulatory PMSO Groups, and may be
divided into four Phases:
Phase 1 – Expense Forecasting for 2017;
Phase 2 – Operating Costs Variation Rate;
Phase 3 – Identification and Treatment of Accounts with Behavior Linked to Improvements of the Dis-
tributor;
Phase 4 – Concession Period Forecasting – 2018 to 2047.

Phase 1, Expense Forecasting for 2017, will consider a variation of the expense based on the history of the company, observing the fixed and variable natures of the expenses composing the PMSO.
Fixed and variable expenses are calculated as detailed in the First Part, Phase 2, in accordance with the provisions of this chapter. Variable expenses are transformed into indicators having as denomina-
tor the parameter of best correlation that has been analyzed, based on BRL/Parameter, multiplied by the forecasting[38] of Network Extension (Km) or MWh Extension.
Phase 2, Operating Costs Variation Rate and Goal, is subdivided into three steps:
1 – Definition of the Operating Cost Benchmarks;
2 – Definition of Variation Rate and Goal between 2018 and 2022;
3 – Definition of Variation Rate and Goal between 2023 and 2027.
Step 1 of definition of Operating Cost Benchmarks initially took into account the groups determined by
ANEEL, which have been adjusted per region. For the distributors of the Northern region, the bench-
marks that have been considered consisted of the following private distributors: Celpa and Celtins.
These were grouped with Ceron, Eletrobrás Roraima, Eletroacre and Amazonas Energia.
For the Northeastern region, the following were considered: Celpe, Cemar, Coelce, Energisa Paraíba and Energisa Sergipe, Coelba and Cosern; these were grouped with Cepisa and Ceal.
In Step 2 of Definition of the Variation Rate between 2018 and 2022, ANEEL’s DEA data base of cal-
culation of efficient costs was used for the 4CRTP. The PMSO expense of each company with the extension of the network is parameterized.

[38] Detailed in the chapter on Consumption and Demand Forecasting
Ceres Inteligência Financeira	77

Based on these indicators, it is possible to calculate the average of the group of each distributor ac-
cording to the region. Distributors whose initial indicator is greater than that verified by the group aver-
age shall have their cost adjusted in terms of indicator in the next rate adjustment, in 2023.

Distributors whose initial indicator is below that verified in the group average shall have as their goal the indicator level between 2023 and 2027 lower than the group average.

Step 3 of Definition of the Variation Rate between 2023 and 2027 consists of the calculation of the average indicator of the private benchmarks of the groups. For the Northeastern region, the private distributors considered were: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe. For the
Northern region, the private distributors were: Celpa and Celtins.

When achieving the BRL/Consumption unit indicator of the cycle goal, distributors stabilize the operat-
ing cost indicators parameterized by consumption unit.

Phase 3 of Identification and Treatment of Accounts with Behavior Linked to Improvements of the
Distributor consists of the identification of considered accounts that influence the effective PMSO cost, but that range in accordance with the operating improvements of the distributor[39]. Each company had a set of adjustments treated in their specific section.

Phase 4 consists of the estimate of the PMSO expense levels of distributors during the period of con-
cession. With the goals between 2018 and 2022 and from 2023 to 2027, distributors will achieve the operating cost benchmarks by the end of 2027. From that year, the indicator of BRL
PMSO/Consumption Unit is stabilized, and the absolute PMSO value ranges in effective terms by means of the variation of consumption units.

Efficient Costs Interval
The upper and lower limits of the efficiency interval[40] calculated to each distributor were estimated.
The values considered to these forecasts were based on those found in “Annex I – Efficiency Inter-
vals” of submodule 2.2 V2 of PRORET. These limits have the trend of being aligned with their respec-
tive benchmarks in two occasions during the concession; the first ending in 2022 and the second end-
ing in 2027.

The first occasion calculates the simple average of each one of these limits to distributors according to their regional groups, consisting of:

[39] Examples: ANEEL fines are reduced according to the curve of improvement of indicators of quality
[40] Greater detail on the PRORET methodology about this subject may be found in chapter “Methodology”, Item PRORET (Rate
Level), Sub-item “Operating Costs”, Topic “Efficient Cost Interval”, or PRORET submodule 2.2 V2

Ceres Inteligência Financeira	78

Nordeste: Ceal, Cepisa, Celpe, Cemar, Coelba, Coelce, Cosern, Energisa Paraíba e Energisa Sergi-
pe;
North: Amazonas Energia, Eletrobras Roraima, Ceron, Eletroacre, Celpa, and Celtins.
Distributors with upper or lower limit at level worse than that of the group average achieve the group average by 2022.
At the second occasion, the average of private distributors of these regional groups is calculated, con-
sisting of:
Northeast Private Benchmark: Celpe, Cemar, Coelce, Energisa Paraíba, and Energisa Sergipe;
North Private Benchmark: Celpa, Celtins.
It should be noted that since Technical Note 149/2017-SRM/SGT/SRD/SFF/ANEEL defines the oper-
ating costs in force from 2017 to 2023, the efficient costs intervals defined in this section will only have an impact to the rate after the Rate Review of 2023.

Ceres Inteligência Financeira	79

Specific Analyses of Distributor

History
The annexes contain tables that show the groups of the accounts related to the PMSO of each distrib-
utor. Similar accounts were initially grouped in terms of type of expense. After this exercise, the groups were allocated inside the PMSO accounts. The names and codes of accounts are described according to the original names and codes of the financial statements provided by the distributor. The values are adjusted as per the December/2016 Base Date.

Ceres Inteligência Financeira	80

Forecasting

According to the methodologies of groups and calculations already detailed, the results of the forecasting of expenses with PMSO - Personnel (P), Material (M), Services (S), and Other (O):

Table 21 – Personnel Expenses Forecasting 1 of 3

Personnel Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Additions	1,959	2,044	2,135	2,228	2,324	2,422	2,524	2,631	2,742	2,858	2,979
Cost Aid	53	59	62	66	69	73	76	80	84	89	93
Medical Care, Occupational Health, and Examinations	953	995	1,039	1,084	1,131	1,178	1,228	1,280	1,334	1,391	1,450
Daycare, School, Exceptional, Academy, Funeral Aid	382	453	492	533	577	623	664	707	752	800	851
Post-employment Benefit	44	49	52	55	58	61	64	67	70	74	78
Capacitation and Training	478	506	549	595	644	696	741	789	840	893	950
Disease Aid Complement	32	43	47	51	55	59	63	67	71	76	81
Social Charges	332	500	542	587	635	687	731	779	829	881	937
Vacation/Provision/Gratification/Money Bonus/13th Salary	4,711	4,915	5,133	5,357	5,588	5,824	6,071	6,327	6,595	6,874	7,165
Job Title Bonus	1,967	2,052	2,143	2,236	2,332	2,431	2,534	2,641	2,753	2,869	2,991
Overtime	746	779	813	849	885	923	962	1,002	1,045	1,089	1,135
Inactive and Retired Employees	178	187	194	201	208	216	214	213	211	210	208
Labor Damages	-	-	-	-	-	-	-	-	-	-	-
INSS, FGTS and their Provisions	6,530	6,813	7,115	7,425	7,745	8,073	8,414	8,770	9,141	9,528	9,931
Other	594	665	701	738	775	818	859	903	949	997	1.047
Other Expenses and Aids	1,505	1,499	1,554	1,609	1,665	1,728	1,715	1,703	1,691	1,679	1,666
Participation in Profits and Results (PLR)	968	1,415	1,535	1,663	1,800	1,946	2,072	2,206	2,348	2,497	2,655
Private Retirement Plan	1,035	4,006	4,346	4,708	5,095	5,507	5,865	6,244	6,644	7,067	7,514
Salary / Remunerations / Fees / Annual Bonus	20,742	25,746	27,930	30,257	32,747	35,396	37,697	40,129	42,701	45,419	48,295
Meal Ticket	3,221	3,361	3,509	3,662	3,820	3,982	4,150	4,326	4,509	4,700	4,898
Transportation Voucher	124	114	118	122	126	131	130	129	128	127	126
Total Personnel	**46,555**	**56,202**	**60,008**	**64,025**	**68,279**	**72,774**	**76,777**	**80,995**	**85,437**	**90,118**	**95,049**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 81

Table 22 - Personnel Expenses Forecasting 2 of 3

Personnel Group	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Additions	3,105	3,237	3,374	3,516	3,665	3,820	3,982	4,150	4,326	4,509	4,699
Cost Aid	98	103	108	113	119	125	131	138	144	152	159
Medical Care, Occupational Health, and Examinations	1,511	1,575	1,641	1,711	1,783	1,859	1,937	2,019	2,105	2,194	2,287
Daycare, School, Exceptional, Academy, Funeral Aid	912	978	1,048	1,123	1,202	1,299	1,402	1,512	1,628	1,751	1,881
Post-employment Benefit	82	86	90	94	99	104	109	115	121	127	133
Capacitation and Training	1,019	1,092	1,170	1,254	1,343	1,451	1,566	1,688	1,818	1,955	2,101
Disease Aid Complement	87	93	100	107	114	124	133	144	155	166	179
Social Charges	1,005	1,077	1,155	1,237	1,325	1,432	1,545	1,666	1,794	1,929	2,073
Vacation/Provision/Gratification/Money Bonus/13th Salary	7,468	7,784	8,113	8,456	8,814	9,187	9,575	9,980	10,402	10,842	11,301
Job Title Bonus	3,117	3,249	3,386	3,530	3,679	3,835	3,997	4,166	4,342	4,526	4,717
Overtime	1,183	1,233	1,285	1,340	1,396	1,455	1,517	1,581	1,648	1,718	1,790
Inactive and Retired Employees	219	230	241	253	266	279	293	308	323	339	356
Labor Damages	-	-	-	-	-	-	-	-	-	-	-
INSS, FGTS and their Provisions	10,351	10,789	11,245	11,721	12,217	12,733	13,272	13,833	14,419	15,028	15,664
Other	1,099	1,155	1,212	1,273	1,337	1,404	1,474	1,547	1,624	1,705	1,790
Other Expenses and Aids	1,750	1,838	1,930	2,027	2,128	2,235	2,346	2,463	2,586	2,715	2,850
Participation in Profits and Results (PLR)	2,847	3,052	3,271	3,504	3,754	4,056	4,378	4,719	5,081	5,465	5,872
Private Retirement Plan	8,058	8,638	9,257	9,918	10,624	11,480	12,390	13,356	14,382	15,468	16,618
Salary / Remunerations / Fees / Annual Bonus	51,787	55,516	59,497	63,746	68,280	73,783	79,631	85,842	92,431	99,413	106,807
Meal Ticket	5,106	5,322	5,547	5,781	6,026	6,281	6,546	6,823	7,112	7,413	7,726
Transportation Voucher	133	139	146	154	161	169	178	187	196	206	216
Total Personnel	**100,936**	**107,184**	**113,817**	**120,858**	**128,332**	**137,110**	**146,405**	**156,239**	**166,636**	**177,621**	**189,219**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 82

Table 23 - Personnel Expenses Forecasting 3 of 3

Personnel Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Additions	4,898	5,105	5,321	5,546	5,781	6,026	6,280	6,546	6,823
Cost Aid	167	175	184	193	203	213	223	234	246
Medical Care, Occupational Health, and Examinations	2,383	2,484	2,589	2,699	2,813	2,932	3,056	3,185	3,320
Daycare, School, Exceptional, Academy, Funeral Aid	2,019	2,164	2,318	2,480	2,652	2,832	3,022	3,222	3,432
Post-employment Benefit	139	146	154	161	169	178	186	195	205
Capacitation and Training	2,255	2,417	2,589	2,770	2,961	3,163	3,375	3,598	3,833
Disease Aid Complement	192	206	220	236	252	269	287	306	326
Social Charges	2,224	2,385	2,554	2,733	2,922	3,120	3,330	3,550	3,781
Vacation/Provision/Gratification/Money Bonus/13th Salary	11,779	12,277	12,797	13,338	13,902	14,490	15,103	15,742	16,408
Job Title Bonus	4,917	5,125	5,341	5,567	5,803	6,048	6,304	6,571	6,849
Overtime	1,866	1,945	2,027	2,113	2,202	2,296	2,393	2,494	2,599
Inactive and Retired Employees	374	392	412	432	454	476	500	524	550
Labor Damages	-	-	-	-	-	-	-	-	-
INSS, FGTS and their Provisions	16,327	17,017	17,737	18,487	19,269	20,085	20,934	21,820	22,743
Other	1,879	1,972	2,070	2,173	2,280	2,393	2,511	2,635	2,764
Other Expenses and Aids	2,991	3,140	3,295	3,459	3,630	3,809	3,997	4,194	4,401
Participation in Profits and Results (PLR)	6,302	6,756	7,237	7,743	8,277	8,840	9,433	10,057	10,713
Private Retirement Plan	17,836	19,122	20,481	21,915	23,427	25,020	26,698	28,463	30,319
Salary / Remunerations / Fees / Annual Bonus	114,629	122,898	131,631	140,847	150,565	160,806	171,588	182,933	194,861
Meal Ticket	8,053	8,394	8,749	9,119	9,505	9,907	10,326	10,763	11,218
Transportation Voucher	227	238	250	262	275	289	303	318	333
Total Personnel	**201,457**	**214,360**	**227,957**	**242,274**	**257,342**	**273,190**	**289,849**	**307,349**	**325,724**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 83

Table 24 - Material Expenses Forecasting 1 of 3

Material Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
FUELS AND LUBRICANTS	34	38	40	42	45	47	49	52	55	57	60
PANTRY, KITCHEN, AND HYGIENE	-	32	35	37	41	44	47	50	53	56	60
Maintenance of Network, Transmission Line, and Substation	44	37	39	40	41	43	43	42	42	42	41
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	433	451	471	492	513	535	558	581	606	631	658
MAINTENANCE AND RECOVERY OF EQUIPMENT	2	8	9	10	11	11	12	13	14	15	16
MAINTENANCE AND REPAIR OF VEHICLES	1	2	2	2	2	2	2	3	3	3	3
MAINTENANCE, MANUF. OR ACQUIS. OF FER. AND EQUIP.SERV.	624	695	754	817	884	956	1.018	1.083	1.153	1.226	1.304
MAINTENANCE, MANUFAC. OR ACQUIS. OF FURNITURE AND APPLIANCES	5	4	5	5	5	6	6	7	7	8	8
Total Material	**1,142**	**1,268**	**1,354**	**1,445**	**1,542**	**1,644**	**1,735**	**1,831**	**1,932**	**2,038**	**2,150**

Source: Ceres Inteligência Financeira

Table 25 - Material Expenses Forecasting 2 of 3

Material Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
FUELS AND LUBRICANTS	63	66	70	73	77	81	85	89	93	98	103
PANTRY, KITCHEN, AND HYGIENE	64	69	74	79	84	91	99	106	114	123	132
Maintenance of Network, Transmission Line, and Substation	43	46	48	50	53	55	58	61	64	67	71
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	686	715	745	777	810	844	880	917	955	996	1.038
MAINTENANCE AND RECOVERY OF EQUIPMENT	17	18	19	21	22	24	26	28	30	32	34
MAINTENANCE AND REPAIR OF VEHICLES	3	4	4	4	4	5	5	5	6	6	7
MAINTENANCE, MANUF. OR ACQUIS. OF FER. AND EQUIP.SERV.	1,398	1,499	1,606	1,721	1,843	1,992	2,150	2,318	2,495	2,684	2,884
MAINTENANCE, MANUFAC. OR ACQUIS. OF FURNITURE AND APPLIANCES	9	9	10	11	11	12	13	14	16	17	18
Total Material	**2,283**	**2,425**	**2,576**	**2,735**	**2,905**	**3,104**	**3,315**	**3,538**	**3,774**	**4,023**	**4,287**

Source: Ceres Inteligência Financeira

Table 26 – Material Expenses Forecasting 3 of 3

Material Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
FUELS AND LUBRICANTS	108	113	119	125	131	138	144	152	159
PANTRY, KITCHEN, AND HYGIENE	142	152	163	174	186	199	212	226	241
Maintenance of Network, Transmission Line, and Substation	74	78	82	86	90	95	99	104	109
MAINTENANCE AND CONSUMPTION IN DATA PROCESSING	1,082	1,128	1,175	1,225	1,277	1,331	1,387	1,446	1,507
MAINTENANCE AND RECOVERY OF EQUIPMENT	37	40	42	45	49	52	55	59	63
MAINTENANCE AND REPAIR OF VEHICLES	7	8	8	9	10	10	11	12	12
MAINTENANCE, MANUF. OR ACQUIS. OF FER. AND EQUIP.SERV.	3,095	3,318	3,554	3,802	4,065	4,341	4,632	4,939	5,261
MAINTENANCE, MANUFAC. OR ACQUIS. OF FURNITURE AND APPLIANCES	19	21	22	24	25	27	29	31	33
Total Material	**4,564**	**4,857**	**5,166**	**5,491**	**5,833**	**6,192**	**6,571**	**6,968**	**7,385**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 84

Table 27 - Service Expenses Forecasting 1 of 3

Service Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Water / Sewage / Electricity	681	711	742	775	808	842	878	915	954	994	1.036
Support and Infrastructure	536	1.190	1.291	1.399	1.514	1.636	1.743	1.855	1.974	2.099	2.232
Consumer-oriented Campaigns	17,924	18,700	19,528	20,380	21,258	22,157	23,094	24,071	25,089	26,151	27,257
Communications (Telephone, Internet, IT, Mail Services)	2,819	1,748	1,896	2,054	2,223	2,403	2,559	2,724	2,899	3,083	3,278
Expenses with Traveling and Training	725	756	790	824	860	896	934	974	1,015	1,058	1,102
Taxes	(4,980)	(5,756)	(5,966)	(6,177)	(6,390)	(6,633)	(6,585)	(6,539)	(6,492)	(6,444)	(6,396)
Maintenance of Distribution Networks ("RD")	21,660	23,955	25,986	28,152	30,469	32,933	35,074	37,337	39,730	42,260	44,935
Other	4,554	4,751	4,962	5,178	5,401	5,630	5,868	6,116	6,375	6,645	6,926
Advertising and Publicity	1	29	30	31	32	34	33	33	33	33	32
Administrative and IT Support Services	86	240	261	283	306	330	352	375	399	424	451
Transfers	9,271	10,521	10,904	11,291	11,680	12,123	12,037	11,952	11,865	11,778	11,691
Total Services	**53,278**	**56,845**	**60,425**	**64,189**	**68,161**	**72,353**	**75,987**	**79,814**	**83,841**	**88,081**	**92,545**

Source: Ceres Inteligência Financeira

Table 28 - Service Expenses Forecasting 2 of 3

Service Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Water / Sewage / Electricity	1,080	1,126	1,173	1,223	1,275	1,329	1,385	1,444	1,505	1,568	1,635
Support and Infrastructure	2,394	2,566	2,750	2,947	3,156	3,411	3,681	3,968	4,273	4,595	4,937
Consumer-oriented Campaigns	28,410	29,612	30,864	32,170	33,531	34,949	36,427	37,968	39,574	41,248	42,993
Communications (Telephone, Internet, IT, Mail Services)	3,515	3,769	4,039	4,327	4,635	5,009	5,406	5,827	6,274	6,748	7,250
Expenses with Traveling and Training	1,149	1,198	1,248	1,301	1,356	1,414	1,473	1,536	1,601	1,668	1,739
Taxes	(6,718)	(7,056)	(7,409)	(7,781)	(8,170)	(8,579)	(9,007)	(9,456)	(9,928)	(10,422)	(10,940)
Maintenance of Distribution Networks ("RD")	48,185	51,654	55,358	59,311	63,529	68,650	74,092	79,870	86,000	92,497	99,376
Other	7,219	7,524	7,842	8,174	8,520	8,880	9,256	9,647	10,055	10,481	10,924
Advertising and Publicity	34	36	38	40	42	44	46	48	50	53	56
Administrative and IT Support Services	484	518	556	595	638	689	744	802	863	928	997
Transfers	12,279	12,896	13,543	14,222	14,934	15,680	16,463	17,284	18,146	19,049	19,996
Total Services	**98,031**	**103,843**	**110,002**	**116,528**	**123,444**	**131,474**	**139,965**	**148,938**	**158,413**	**168,415**	**178,963**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 85

CERES

Table 29 - Service Expenses Forecasting 3 of 3

Service Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Water / Sewage / Electricity	1,704	1,776	1,851	1,929	2,011	2,096	2,185	2,277	2,373
Support and Infrastructure	5,299	5,681	6,085	6,511	6,960	7,433	7,932	8,456	9,007
Consumer-oriented Campaigns	44,812	46,707	48,683	50,742	52,888	55,126	57,457	59,888	62,421
Communications (Telephone, Internet, IT, Mail Services)	7,781	8,343	8,935	9,561	10,221	10,916	11,648	12,418	13,228
Expenses with Traveling and Training	1,812	1,889	1,969	2,052	2,139	2,230	2,324	2,422	2,525
Taxes	(11,483)	(12,053)	(12,650)	(13,277)	(13,933)	(14,622)	(15,344)	(16,101)	(16,894)
Maintenance of Distribution Networks ("RD")	106,654	114,348	122,473	131,048	140,090	149,618	159,651	170,206	181,304
Outros	11,386	11,868	12,370	12,893	13,438	14,007	14,599	15,217	15,860
Advertising and Publicity	58	61	64	67	71	74	78	82	86
Administrative and IT Support Services	1,070	1,148	1,229	1,315	1,406	1,501	1,602	1,708	1,819
Transfers	20,989	22,030	23,122	24,267	25,468	26,726	28,046	29,429	30,879
Total Services	**190,083**	**201,797**	**214,131**	**227,109**	**240,759**	**255,105**	**270,177**	**286,002**	**302,609**

Source: Ceres Inteligência Financeira

Table 30 - Other Expenses Forecasting 1 of 3

Other Groups	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Rentals / Leasing / Leases / Monthly Fees and Similar	17	18	18	19	20	21	22	23	23	24	26
Own Power Consumption	437	475	518	564	613	665	722	783	849	921	997
Court Expenses / Compensations / Procedural Costs	6,254	2,387	2,494	2,603	2,715	2,841	2,904	2,970	3,040	3,114	3,192
Interns / Minor Apprentices / Assigned Employees	31	50	52	53	55	57	57	57	56	56	55
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	5,364	5,831	6,354	6,915	7,517	8,162	8,858	9,609	10,419	11,293	12,236
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertising	0	0	0	0	0	1	1	1	1	1	1
Insurance	116	215	223	231	239	248	246	244	243	241	239
Training / Other Daily Fees/ Traveling/ Accommodation/ Medical Expenses	137	143	150	156	163	170	177	184	192	200	209
Levies/ Fees/ Taxes/ Fares	(818)	(3,846)	(4,062)	(4,285)	(4,516)	(4,775)	(5,057)	(5,353)	(5,662)	(5,987)	(6,327)
Total Other	**11,539**	**5,273**	**5,747**	**6,257**	**6,806**	**7,390**	**7,929**	**8,518**	**9,161**	**9,863**	**10,628**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 86

Table 31 - Other Expenses Forecasting 2 of 3

Other Groups	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	2038
Rentals / Leasing / Leases / Monthly Fees and Similar	27	28	29	30	31	33	34	36	37	39	40
Own Power Consumption	1,080	1,170	1,266	1,371	1,483	1,602	1,729	1,864	2,007	2,159	2,320
Court Expenses / Compensations / Procedural Costs	3,352	3,521	3,697	3,883	4,077	4,281	4,495	4,719	4,954	5,201	5,459
Interns / Minor Apprentices / Assigned Employees	58	61	64	67	71	74	78	82	86	90	95
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-	-	-
Other	13,253	14,351	15,536	16,814	18,192	19,658	21,216	22,871	24,626	26,486	28,456
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertising	1	1	1	1	1	1	1	1	1	1	1
Insurance	251	264	277	291	305	321	337	354	371	390	409
Training / Other Daily Fees/ Traveling/ Accommodation/ Medical Expenses	218	227	236	246	257	268	279	291	303	316	329
Levies/ Fees/ Taxes/ Fares	(6,645)	(6,979)	(7,329)	(7,696)	(8,081)	(8,485)	(8,909)	(9,353)	(9,819)	(10,308)	(10,821)
Total Other	**11,596**	**12,644**	**13,778**	**15,007**	**16,336**	**17,752**	**19,260**	**20,863**	**22,567**	**24,374**	**26,289**

Source: Ceres Inteligência Financeira

Table 32 - Other Expenses Forecasting 3 of 3

Other Groups	2039	2040	2041	2042	2043	2044	2045	2046	2047
Rentals / Leasing / Leases / Monthly Fees and Similar	42	44	46	48	50	52	54	56	58
Own Power Consumption	2,490	2,669	2,859	3,059	3,270	3,492	3,727	3,973	4,232
Court Expenses / Compensations / Procedural Costs	5,730	6,015	6,313	6,625	6,953	7,297	7,657	8,035	8,430
Interns / Minor Apprentices / Assigned Employees	99	104	109	115	120	126	133	139	146
ANEEL Infractions/Fines	-	-	-	-	-	-	-	-	-
Other	30,540	32,743	35,070	37,525	40,115	42,843	45,716	48,738	51,916
Provisions/ Reversals/ Renewals/ Administrative Expenses/ Advertising	1	1	1	1	1	1	2	2	2
Insurance	429	451	473	496	521	547	574	602	632
Training / Other Daily Fees/ Traveling/ Accommodation/ Medical Expenses	343	358	373	389	405	422	440	459	478
Levies/ Fees/ Taxes/ Fares	(11,358)	(11,921)	(12,512)	(13,132)	(13,781)	(14,463)	(15,177)	(15,925)	(16,710)
Total Other	**28,317**	**30,463**	**32,731**	**35,127**	**37,654**	**40,318**	**43,125**	**46,078**	**49,185**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 87

Table 33 – PMSO Expense (BRL '000) and Network Extension (Km) of Evaluated Distributors and Benchmark

Year	Company Type	Distributor	Total PMSO	Total Network (Km)	PMSO /Km	Personnel /Km	Material/Km	Services/Km	Other /Km
2013	Evaluated	Eletroacre	106,816	18,410	5,802	3,320	55	2,308	120
2013	Evaluated	Amazonas Energia	346,761	43,984	7,884	3,558	174	3,708	445
2013	Evaluated	Ceron	249,123	53,315	4,673	2,088	120	2,104	361
2013	Evaluated	Boa Vista	85,667	3,467	24,706	18,906	390	4,851	559
2013	Private	Celpa	687,146	116,757	5,885	1,176	135	2,669	1,906
2013	Private	Celtins	177,792	83,766	2,122	751	138	1,052	181
2012	Evaluated	Eletroacre	76,190	18,010	4,230	2,357	72	1,649	151
2012	Evaluated	Amazonas Energia	384,610	42,270	9,099	4,121	242	4,404	331
2012	Evaluated	Ceron	240,541	51,181	4,700	2,104	139	2,132	325
2012	Evaluated	Boa Vista	79,721	3,101	25,705	19,174	456	5,389	686
2012	Private	Celpa	579,802	109,907	5,275	1,571	140	2,963	602
2012	Private	Celtins	164,168	82,049	2,001	693	97	978	233
2011	Evaluated	Eletroacre	84,853	17,780	4,772	2,251	94	2,330	97
2011	Evaluated	Amazonas Energia	395,512	39,421	10,033	4,224	273	4,740	796
2011	Evaluated	Ceron	229,485	45,451	5,049	2,391	137	2,282	238
2011	Evaluated	Boa Vista	81,293	2,888	28,146	21,133	568	5,855	590
2011	Private	Celpa	469,014	107,048	4,381	1,218	164	2,602	397
2011	Private	Celtins	135,252	75,336	1,795	640	69	888	198
2010	Evaluated	Eletroacre	73,334	16,814	4,361	2,077	54	2,142	88
2010	Evaluated	Amazonas Energia	365,947	35,618	10,274	4,716	352	5,073	133
2010	Evaluated	Ceron	210,271	38,236	5,499	2,639	148	2,431	281
2010	Evaluated	Boa Vista	77,370	2,660	29,091	22,737	638	4,648	1,067
2010	Private	Celpa	458,401	99,354	4,614	998	156	2,946	513
2010	Private	Celtins	145,785	66,962	2,177	781	103	1,087	206
2009	Evaluated	Eletroacre	70,861	15,202	4,661	2,256	97	2,218	90
2009	Evaluated	Amazonas Energia	257,978	15,412	16,739	6,850	672	8,065	1,151
2009	Evaluated	Ceron	193,307	35,480	5,448	2,408	200	2,589	252
2009	Evaluated	Boa Vista	75,543	2,764	27,329	19,712	730	5,903	983
2009	Private	Celpa	504,850	91,289	5,530	1,411	205	3,286	629
2009	Private	Celtins	146,626	63,352	2,314	675	160	1,242	237
2008	Evaluated	Eletroacre	47,692	9,326	5,114	2,037	161	2,785	130
2008	Evaluated	Amazonas Energia	236,187	13,977	16,898	8,205	950	6,786	956
2008	Evaluated	Ceron	180,255	34,435	5,235	2,177	166	2,508	383
2008	Evaluated	Boa Vista	76,383	2,668	28,628	21,137	696	6,350	445
2008	Private	Celpa	400,760	81,748	4,902	1,403	266	2,782	452

Ceres Inteligência Financeira 88

2008	Private	Celtins	154,854	58,889	2,630	858	152	1,457	162

Source: ANEEL (DEA model data base for Efficient Costs)

Efficiency Intervals

Table 34 – Estimated Upper and Lower Efficiency Limits - Eletroacre

Efficiency Limit	2017	2019	2022	2027	2032	2037	2042	2047
Upper	55%	68%	79%	79%	79%	79%	79%	79%
Lower	49%	49%	53%	74%	74%	74%	74%	74%

Source: ANEEL, Ceres Inteligência Financeira

Table 35 – Efficiency Limits of Evaluated and Private Distributors[41]

Region Group	Name	Company Type	Lower limit (θinf)	Center	Upper limit (θsup)
North	Eletrobras Roraima	Evaluated	22.00%	23.00%	24.00%
North	Amazonas Energia	Evaluated	29.00%	31.00%	34.00%
North	Ceron	Evaluated	47.00%	51.00%	54.00%
North	Eletroacre	Evaluated	49.00%	52.00%	55.00%
North	Celpa	Private	52.00%	56.00%	58.00%
North	Celtins	Private	96.00%	100.00%	100.00%

Source: ANEEL, Ceres Inteligência Financeira

Table 36 – Average of Reference Limits for the Evaluated Distributor Limits Forecasting

Region Group	Name	Lower limit (θinf)	Center	Upper limit (θsup)
North	Group Average	49.17%	52.17%	54.17%
North	Benchmark Average	74.00%	78.00%	79.00%

Source: ANEEL, Ceres Inteligência Financeira

[41] PRORET Submódulo 2.2 V2.0

Ceres Inteligência Financeira 89

Voluntary Dismissal Plan (“PDV”)

Common Analyses to Distributors
The adjustment of personnel involves the decision between terminating the labor agreement with the collaborator versus offering him/her a voluntary dismissal against financial compensation. The values of each option are evaluated by the employee and by the company, and each will choose what is best when making the decision.

The evaluation begins with the definition of the public eligible to the PDV, considering only collabora-
tors with at least 20 years[42] of effective labor link with the company. This public represents approxi-
mately one-third[43] of the total personnel of the evaluated distributors.

Labor link with the company means employees in the following categories[44]:

· Employees in full-time positions;
· Assigned employees[45];
· Employees under license or with labor agreement suspended;
· Officer[46].

In this sense, the following employees are not included in the base containing employees eligible to the PDV:

· Employees requested from other agencies and branches[47];
· Employees without link with the government;
· Board members;
· Young apprentice;
· Interns.

42 PID – Eletrobras Companies Dismissal Stimulation Plan – Commission of Mines and Energy – Chamber of Deputies –
07/02/2013
43 PID Eletrobras calculated 36.4% of total eligible personnel
[44] The categories are those presented in the due diligence of Human Resources performed by Service B, in “Product 8: Report on Distributor’s Human Resources Evaluation” of each distributor
[45] According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the conceding institution in such case)
[46] Applicable only to officers with more than 20 years of career in the distributor and part of the effective personnel, not including officers required by other government agencies and branches or without link to the government, among others
[47] According to Decree no. 4.050, dated April 12, 2001, which governs Article 93 of Act no. 8.112, dated 12/11/1990, these employees are part of the personnel of the conceding agency (the evaluated distributor is the receiving institution in such case)

Ceres Inteligência Financeira	90

The payroll independent of enrollment on December 31, 2016, was evaluated to each distributor. Such evaluation resulted a termination value that is compared to the value if the employee applies to the
PDV.

The PDV expense is entered as a nonrecurring item that occurs in two occasions, in its phase 1 on
June 1, 2018, and in its phase 2 on June 2, 2019. Employees who leave the company reduce the
PMSO personnel account. Such reduction may occur in two ways, either by means of reduction of the work position without the addition of a new employee and/or replacement with a new employee with a more competitive cost, which will return to the PMSO Personnel account.

The termination value is calculated based on the sum of the following accounts: base salary, addi-
tions[48], overtime, prior notice, FGTS fine, vacation, and 13th salary, in which:

· 13th salary has the same value of the Dec/2016 base salary;
· Additions and overtime refer to values received by the employees in December 2016;
· Prior notice is the sum of the monthly base salary, extraordinary compensation for length of work[49];
· FGTS is calculated with the multiplication of the monthly salary by 8%, by the number of months that the individual worked at the company until the base date of December 31, 2016.
The fine of FGTS represent 50% of this value;
· Vacation has total value per employee of half plus 1+(1/3) of a base salary related to Decem-
ber 2016. This value is divided by half because at this point of the period, half of the individu-
als have already used their vacation benefit.

The PDV is calculated as approximately 18 times the sum of the Base Salary, Additions, and Overtime of the collaborators in December 2016. This choice represents the value with which approximately one-third[50] of individuals eligible to the PDV see it as financially interesting when compared to the involuntary dismissal.

Considering such eligible collaborators, those in two specific situations join the Plan:

1 – Individuals whose PDV is equal to or higher than the involuntary contractual termination value;

2 – Individuals whose PDV is greater than twice the sum of the base salary, additions, and overtime is greater than or equal to the termination value.

[48] Premium for hazardous, dangerous and hardship
49 At every one year, 3 days of bonus are received as compensation, up to a maximum of 60 days or two months of compensa-
tion. Added to the prior notice compensated with maximum of 30 days, the total of receipts may totalize 90 days
50 PID – Eletrobras Dismissal Benefit Plan – Commission of Mines and Energy – Chamber of Deputies – 07/02/2013. Eletrobras
estimated that the number of dismissals would represent 47% of the public eligible to its 2013 PID

Ceres Inteligência Financeira	91

The individuals in situation 1 join and receive the PDV originally offered, the individuals in situation 2 joint and receive the PDV plus two times the sum of the base salary, additions, and overtime.

Distributor's Specific Analyses

Table 37 – Payroll Realized Dec /16 (in BRL '000)

Employees	Base Salary	Addition	Overtime	Prior Notice	FGTS Fine[51]	13th Salary	Vacation + 1/3
Ineligible	1,276	108	41	2,109	4,343	1,276	851
Eligible who have not joined	173	-	-	519	3,113	173	115
Eligible Joining 1st year	156	29	12	468	2,225	156	104
Eligible Joining 2nd year	171	7	0	514	2,445	171	114
Total	**1,776**	**144**	**53**	**3,610**	**12,125**	**1,776**	**1,184**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

Table 38 - 2018-2019 Voluntary Dismissal Plan (PDV) Forecasting

Employees	# Employ-ees	% Em-ployees	BRL Termi-nation	BRL PDV Proposal	BRL PDV Final Expense	% PDV Final Expense
Ineligible	255	78%	10,003	25,653	-	0%
Eligible who have not joined	23	7%	4,093	3,116	-	0%
Eligible Joining 1st year	25	8%	3,150	3,543	3,543	50%
Eligible Joining 2nd year	24	7%	3,422	3,206	3,562	50%
Total	**327**	**100%**	**20,668**	**35,517**	**7,105**	**100%**

Source: Distributor's bases, Eletrobras, Ministry of Labor, ANEEL, Ceres Inteligência Financeira

The base of employees used considers the base of the due diligence of human resources in its "Product 8: Eletroacre Distributor Human Resources Evaluation Report (Parts I and II)".

[51] Estimated values

Ceres Inteligência Financeira 92

Offsetting for the Transgression of the Continuity Limits

Common Analyses to Distributors

ANEEL establishes limits for the continuity indicators. When surpassing these limits, a distributor shall financially offset the consumer. The compensation is automatic and shall be paid within up to 2 months after the month of calculation of the indicator (month of interruption)[52].

Four individual continuity indicators are evaluated:

- Individual interruption duration per consumption unit (DIC): Interval of time, in the period of determination, that the electric power distribution was discontinued in each consumption unit or point of connection;
- Individual interruption frequency per consumption unit (FIC): Number of interruptions occurred in the period of determination, in each consumption unit or point of connection;
- Maximum duration of continuous interruption per consumption unit or point of connection (DMIC): Maximum period of continuous interruption of electric power, in each consumption unit or point of connection;
- Individual interruption duration occurred on critical day per consumption unit or point of connection (DICRI): Corresponding to the duration of each interruption occurred on a critical day, to each consumption unit or point of connection.

Such continuity of supply is evaluated by ANEEL by means of subdivisions of the distributors, known as Electrical Sets. Each set[53] is associated with limits to the indicators. The limits of the DIC and FIC indicators are defined for monthly, quarterly, and annual periods. The DMIC indicator limit is defined for monthly periods. The DICRI indicator limit is defined to each interruption on critical day[54].

The forecasting of these indicators may be divided into three parts: estimate on the amount of fines for 2017, history of adjustment of fines in terms of unit cost, and high level of unit cost.

The estimate of the amount of compensations for 2017 was made based on the Offsetting Indicators Base of ANEEL and of the SAMP consumption units, owned by ANEEL, for years 2014 to 2016.

After obtaining the data, the following indicator was created to each distributor, in separate: $\frac{R\$ \; Offsetting \; 2014-2016}{\# \; Consumption \; Units \; 2014-2016}$. This indicator represents to each distributor the sum of total offsetting

[52] ANEEL
[53] The Sets may have differentiated coverage, with sets covering part of a municipalities and sets covering multiple municipalities
[54] Regulation in Module 8 of te PRODIST Distribution Procedures

Ceres Inteligência Financeira 93

occurred between 2014 and 2016, divided by the sum of the consumption units of the distributor between 2014 and 2016.

Following that, the average indicator of each distributor between 2014 and 2016 is multiplied by the forecast of the number of consumption units for 2017[55], achieving the offsetting value in 2017.

To calculate the history of adjustment of the fines in terms of unit costs, the evaluated companies were grouped in regional benchmarks:

- Northeastern distributors: Cepisa and Ceal were grouped with Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe;
- Northern distributors: Amazonas Energia, Ceron, Eletroacre and Eletrobras Roraima were grouped with Celpa and Energisa Tocantins.

To each regional group, private distributors were selected as benchmark, with the determination of the average of benchmark indicators[56] $\frac{BRL\ 2016\ Benchmark\ Offsetting}{\#\ 2016\ Benchmark\ Consumption\ Units}$, i.e., the Northeastern region considered Celpe, Cemar, Cosern, Energisa Paraíba and Energisa Sergipe; and the Northern region considered Celpa and Energisa Tocantins.

The evaluated distributors, whose offsetting per consumption unit were better than those verified in the benchmarks, maintained their (best) indicator throughout the period of concession. The evaluated distributors, whose indicators were worse than the benchmarks, improved their indicators until they reached the benchmark indicator level.

At last, the final level of unit cost of distributors is achieved in 5 years, until the first ordinary rate review after the beginning of the concession, in which distributors achieve the offsetting average per consumption unit of the benchmark groups.

These unit cost values, multiplied by the forecasted consumption units, generate to each year an offsetting value to be incurred by the evaluated distributors. These values are divided homogeneously to each month of each respective year in the evaluation.

The treatments of such offsetting occur with the definition of two documents:

[55] The forecasting of consumption units is treated in Chapter "Economic-Financial Evaluation", Item "Demand Forecasting", Subitem "Consumption Unit Forecasting"
[56] The average verified in 2016 was used for the benchmark distributors in detriment of the 2014-2016 average, due to data missing in relation to the benchmarks for the periods before 2016

Ceres Inteligência Financeira 94

1 – Normative Resolution no. 748, dated November 29, 2016[57], which establishes the terms and con-
ditions for the provision of the public service of electric power by Designated Distributor;

2	–	Official Letter no. 113/2017-DR/ANEEL, Brasília, dated May 3, 2017, procedure:
48510.000502/2017-00, which determines the submittal of a draft of the new model of Agreement for the Concession of Public Service of Electric Power Distribution[58].

The treatment given in relation to Document 1, in its Chapter I (Revenue), in its Article 5 established that: “The Designated Distributor will be authorized to assign the resources from offsetting for violation of the limits of quality related to the continuity of the service and the voltage level in permanent regi-
men as per items 2.13 of section 8.1 and 5.11 of section 8.2 of PRODIST’ Module 8 for investments in the area of concession. ”

These offset values are included in entry Obligations Linked to the Electric Power Service (Special
Obligations), during the period of designation for the provision of the electric power public service, i.e., between 01/01/17 and 02/28/18.

In relation to Document 2, in its Clause Nineteen (Transitory Provisions), Subclause One, we have:
“DISTRIBUTOR may allocate the resources from offsetting for violation of the limits of quality, related to the continuity of the services and the sampling measurements of the voltage level in permanent regime, for the investments in the area of concession, until the end of the fifth calendar year after the date of execution of the concession agreement. ”

I.e., between 03/01/2018 and 02/28/2023, the distributor may allocate such offsetting to make invest-
ments, according to the criteria below:

·	Paragraph one: “DISTRIBUTOR must continue calculating the offset values from the date of execution of the agreement, according to the regulation, for the purposes of follow-up and in-
spection by ANEEL”;
·	Paragraph Two: From the second calendar year following the execution of the agreement, in case the calculated values of the offsets are below the values of the calculated offsetting for the previous calendar year, such difference will be considered as a remunerable investment by DISTRIBUTOR upon the rate review, with the remaining value being included in entry Obli-
gations Linked to the Electric Power Public Service (Special Obligations) ”;
·	Paragraph Three: “From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession

57 ANEEL
58 As resolved by ANEEL Management in the 15th Ordinary Public Meeting, held on May 2, 2017

Ceres Inteligência Financeira	95

and included in entry Obligations Linked to the Electric Power Public Service (Special Obliga-
tions) ”.

In addition, regarding Document 2, the values of offsets accounted in special obligations and remu-
nerable investments by the distributor are distributed in 12 months starting from the comparative cal-
culation of the values as described in Paragraphs Two and Three.

Finally, from 03/01/2023 to the end of the concession, on 02/28/2048, all the offsetting will be included as an expense in the PMSO account.

Ceres Inteligência Financeira	96

CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of Distributor

The analysis of the history of Eletroacre, compared to its group of benchmarks in the Northern region, shows that the average of the offsetting value per consumption unit (UC) of the evaluated distributor is greater than its comparison peers. For 2017, the considered value of offsetting to Eletroacre was of BRL 31.30 per Consumption Unit, while the average of the benchmark group is of BRL11.5 per Consumption Unit.

The history of reduction of the offsets takes into consideration the coverage of the benchmark group levels in 5 years. In this sense, a reduction of 18.50% per year was defined for the offsetting per consumption unit to the evaluated distributor.

Table 39 – Offsetting History of the Evaluated Distributor and its Benchmarks and Forecasting of the Evaluated Distributor

	2014	2015	2016	2017	2014	2015	2016	14-16 Average	2017
	Offsetting value (BRL '000)				BRL Offsetting/Cons. Unit				
Eletroacre	8,792	8,513	5,307	7,990	37.53	35.42	21.41	31.30	31.30
Celpa	-	15,009	26,230	-	0.00	6.67	11.09	6.13	-
Celtins	1,997	-	6,742	-	3.72	0.00	11.96	5.27	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 40 – Offsetting History of the Evaluated Distributor up to the Benchmark Group Average

Evaluated Distributor and Benchmark	BRL/Consumption Unit	CAGR 5 years
Eletroacre	31.30	-18.50%
Benchmark Group	11.25	-

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

From the starting point established at BRL 31.30 per Consumption Unit, the annual reduction rate of 18.50% of such indicator shall apply. The table below shows the evolution of such indicator (BRL/Consumption Unit), as well as the annual expense values of the distributor (BRL '000) with such offsetting. The estimate is that by 2022 the amount expended with offsetting could be around 3.5 million Reais. The increase of the total value of offsetting throughout the following years occurs due to the increase of the consumption units to be served by the distributor.

Table 41 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 1 of 3

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
BRL ('000)	8,792	8,513	5,307	7,990	6,854	5,849	4,970	4,207	3,549	3,664	3,772	3,874
BRL/CU Evaluated	37.53	35.42	21.41	31.30	25.51	20.79	16.94	13.81	11.25	11.25	11.25	11.25

Ceres Inteligência Financeira 97

BRL/CU Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 42– Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 2 of 3

	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
BRL ('000)	3,971	4,063	4,150	4,233	4,311	4,386	4,456	4,523	4,586	4,645	4,701
BRL/CU Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
BRL/CU Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Table 43 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal 3 of 3

	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	2048
BRL ('000)	4,753	4,803	4,849	4,892	4,932	4,970	5,004	5,035	5,064	5,090	5,105	5,113
BRL/CU Evaluated	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25
BRL/CU Benchmark	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25	11.25

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Figure 10 – Offsetting Evolution of the Evaluated Distributor and Comparison with the Goal

40
35
30
25
20
15
10
5
-
37,53
31,30
25,51
21,41
20,79
16,94
11.25
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
44
46
48
R$/UC Benchmark
R$/UC Avaliada

[Keyword: R$/UC Evaluated]

Source: ANEEL – Offsetting Indicators and SAMP, Ceres Inteligência Financeira

Ceres Inteligência Financeira 98

Financing

Summary of the contracts

The information related to financing have been obtained from contracts and internal controls of the distributors. After the extraction of the data, a validation was made directly with the distributor. Financings have three formats, as detailed below:

- Existing loans, held by the company in December 2016 and credit concessions in 2017 until the delivery of this report. Currently, Eletroacre has a debt balance on financing of BRL 369,444,000.00. The table below shows the financing lines currently in force.

Table 44 – Financings (1 of 2)

Title	2958/11	2963/11	2948/11	2951/11	0106/15	2820/10	2844/10	2898/10	2918/11
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	1,241	41,801	11,554	10,737	16,183	860	2,433	9,830	14,564
Reference Date of Debt Balances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Jan/18	Jan/18	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Jan/18	Jan/18
Number of installments	1	8	2	2	5	11	11	1	1
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	13	13	-	-	-	-	-	13	13
Last amortization	Jan/18	Aug/18	Jan/17	Jan/17	Apr/17	Oct/17	Oct/17	Jan/18	Jan/18
First payment interest	Jan/18	Jan/18	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	13	13	-	-	-	-	-	-	-
Reference Rate	SELIC	SELIC	SELIC	SELIC	SELIC	None	None	SELIC	SELIC
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00
Spread (% p.a.)	0.005	0.005	0.005	0.005	0.005	0.070	0.070	0.005	0.005
Readjustment Rate (Incorporated in the SD)	None	None	None	None	None	None	None	None	None

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 99

Table 45 - Financings (2 of 2)

Title	0963/12	2885/10	2924/11	1984/00	3017/12	0562/14	0753/14	2904/10	0659/16
Months reserve account	-	-	-	-	-	-	-	-	-
Reserve Account Debt Balance	-	-	-	-	-	-	-	-	-
Financing Debt Balance	1.555	1.082	5.493	1.527	524	70.041	84.514	46.728	48.777
Reference Date of Debt Balances	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16
Table	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC	SAC
First amortization	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Oct/18	Jan/18
Number of installments	15	15	2	27	28	69	69	97	241
Interval between installments (months)	1	1	1	1	1	1	1	1	1
Principal grace period (months)	-	-	-	-	-	-	-	22	13
Last amortization	Feb/18	Feb/18	Jan/17	Feb/19	Mar/19	Aug/22	Aug/22	Oct/26	Jan/38
First payment interest	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Dec/16	Oct/18	Jan/18
Interval between payments (months)	1	1	1	1	1	1	1	1	1
Grace period (months)	-	-	-	-	-	-	-	22	13
Reference Rate	SELIC	None	None	None	SELIC	CDI	CDI	BIRD	CDI
Reference rate limiter (% p.a.)	-	-	-	-	-	-	-	-	-
Reference rate multiplier (%)	1.00	1.00	1.00	1.00	1.00	1.20	1.20	1.00	1.00
Spread (% p.a.)	0.005	0.070	0.070	0.060	0.005	0.005	0.005	0.005	-
Readjustment Rate (Incorporated in the SD)	None	None	None	None	None	None	None	IPCA	None

Source: Ceres Inteligência Financeira

- Financing linked to the investment budge, beginning in Jan/18, equivalent to 60% of the financeable CapEx (80% of CapEx is financeable). The amortization occurs according to the SAC table, with 12 months of grace period, interest rate of 115% of the CDI and monthly payments (each release occurs in conjunction with the investment schedule).

- Credit releases in 2017 from the RGR fund, as per Directive 388/2016-MME. These releases occur on a monthly basis in 2017, with estimated value of BRL 66 million, with amortization by the Price table, with interest rate of 111%, SELIC, in 36 installments. The credit releases of the RGR fund also follow the premises of the table below. It is worthwhile noting that the conditions of the RGR fund financings will be reviewed, so that the new premises will be adopted from the grant of the new concession, as indicated in NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

Ceres Inteligência Financeira 100

Table 46 - RGR fund financing premises

BRL Million	Acre
Regulatory VBP	143
Losses in Generation	(3)
Losses in Distribution	(12)
(1) Expected VPB	**128**
PMSO	(186)
Adjustments	29
(2) Adjusted PMSO	**(157)**
Adjusted EBITDA = (1) + (2)	**(29)**
QRR	**(17)**
Interest	**(52)**
Reference Remuneration (RR)	**(98)**
RR after IRT 2016	**(98)**
Monthly Values	
Reference Remuneration (RR)	(8)
RR after IRT 2016	(8)

Source: ANEEL[59]

The releases of the RGR fund were made for February to June 2017, totalizing BRL 56 million. For the months of July to December 2017, monthly releases are forecasted at the order of BRL 10 million, as shown in table below.

Table 47 – RGR Releases

(BRL '000)	Feb/17	Mar/17	Apr/17	May/17	Jun/17	Jul/17	Aug/17	Sep/17	Oct/17	Nov/17	Dec/17
	Realized					Forecasted					
RGR Acre Releases	(16,069)	(8,781)	(8,781)	(8,949)	(13,046)	(1,772)	(1,899)	(1,675)	(1,668)	(1,614)	(1,491)
Total					**(55,625)**						**(10,119)**

Source: ANEEL

It is important to stress that the forecasted financings resulting from future investments do not affect the cash flow of the company. However, they are estimated in order to provide useful information for the analysis of the future business, as well as the forecasting of entry balances, if the evaluation is considered on a date other than the current.

[59] Technical Note no. 415/2016-SCT-SRD-SRM-SRG-SGT-SFF-SFE-ASD/ANEEL. Procedures: 48500.004245/2016-77.

Ceres Inteligência Financeira 101

CERES

Net Debt

The net debt balance adopted for the evaluation of Eletrobras Distribuição Acre was determined and complemented by the Due Diligence work of service B, as per report "Product 5: Accounting-Equity Due Diligence Report / Companhia de Eletricidade do Acre – Eletroacre". The components of the net debt position indicated by the Accounting-Equity Due Diligence are presented in the table below. The position of the debt is fully discounted from the Enterprise Value of the company for the Valuation calculation.

Table 48 – Net Debt Balance

Net Debt (BRL '000)	Dec/15	Dec/16
Cash and cash equivalents	18,501	16,006
Loans – Short Term	(80,553)	(8,791)
Loans – Long Term	(202,656)	(360,653)
Net financial debt	**(264,708)**	**(353,438)**
Collaterals and court deposits – Long Term	7,029	7,377
Right to compensation – Long Term	240,374	243,030
Post-employment benefit – Short Term	(585)	(625)
Research and development – Short Term	(20,522)	(23,688)
Suppliers – Long Term	(256,159)	(255,278)
Taxes payable	(415)	(98,676)
Post-employment benefit – Long Term	(407)	(208)
Provisions for legal actions	(10,968)	(8,032)
Compensation obligations – Long Term	(137,252)	(146,051)
Other liabilities – Long Term	(185)	(197)
Other debt items	**(179,090)**	**(282,348)**
Net debt reported	**(443,798)**	**(635,786)**
Reclassification between working capital and net debt	**(16,084)**	**(219,843)**
1 Balance to return from CCC received in excess	(13,259)	-
2 Balance receivable from CCC sold and in installments	NQ	NQ
3 Suppliers expired	NQ	(203,047)
4 Taxes payable in installments – Short Term	-	(12,368)
5 Reclassification related parties	892	539
6 Other liabilities – Short Term	(3,717)	(4,967)
Adjusted net debt	**(459,882)**	**(855,629)**

Source: Accounting-Equity Due Diligence Report (Product 5, pages 18 to 22)

Ceres Inteligência Financeira 102

Contingencies

The balance of contingencies of the valuation includes the values calculated by the Due Diligence works of Accounting-Equity, Environment, Actuarial, Legal, Human Resources, and Technical-Operational, and represent the overdue position for Dec/16. In such valuation, the value of contingencies is deducted directly from the calculated value for the distributor's Enterprise Value, as a component of the Valuation.

For the values indicated as tax, labor and social security contingencies, only the amounts whose evaluation of risk represented a likely event were considered.

The table below summarizes the amounts indicated as contingencies by the Due Diligence to Eletrobras Distribuição Acre and considered in this work.

Table 49 - Due Diligence Contingencies

	BRL '000
Tax, labor, and social security contingencies	(77,852)
Environmental contingencies	(8,417)
Actuarial contingencies	-
Legal contingencies	(138,379)
Human Resources Contingencies	-
Technical-Operational Contingencies	-
Total Contingencies	**(224,648)**

Source: Elaborated based on the indications of the reports of Accounting-Equity, Environmental, Actuarial, Legal, Human Resources, and Technical-Operational Due Diligence.

Ceres Inteligência Financeira 103

Agreements for the Purchase and Sale of Power

Summary of Agreements for the Purchase and Sale of Power
The data contained in the contracts were collected to define the characteristics of the agreements of purchase and sale of power in the Regulated Contracting Environment (ACR). Such data were vali-
dated with spreadsheets of internal control assigned by the distributor and with the spreadsheet up-
dated in March 2017, of Consolidated Result of Electric Power Auctions per Contract, obtained on the website of the Electric Power Trading Chamber.

After gathering information on the contracts, the SPARTA system, 2016 readjustment, calculated if the power purchase volume was the same found in the contracts and spreadsheets of internal control.
From the validation, the necessary volumes were added in order to obtain values and volumes com-
patible with the SPARTA.

With the data on quantity of power, price, beginning of effectiveness, end of effectiveness, base date of price, month of readjustment, and index rate of the readjustment of each contract, it was possible to group them based on the beginning and end of the contractual effectiveness, and to readjust the pric-
es in order to update them. Thus, the contracts have been synthesized as shown in the table below.
Such data were used as the basis for the demand of power to compose Installment A.

Ceres Inteligência Financeira	104

Table 50 - Power Purchase Agreements

Identification	Weighted Price	Qty. (MwAverage)	Beginning	End	Base Date	Month Readjust.	Index Rate
14º LEE	235.19	9.60	01/01/2015	12/01/2017	Mar/17	March	IPCA
7º LEN	252.31	3.72	01/01/2013	12/01/2027	Mar/17	March	IPCA
7º LEN/UHE Jirau	127.73	7.31	01/01/2013	12/01/2042	Mar/17	March	IPCA
10º LEN/11º LEN/UHE Belo Monte	117.94	68.93	01/01/2015	12/01/2044	Mar/17	March	IPCA
13º LEE	329.40	0.42	05/01/2014	12/01/2019	Mar/17	March	IPCA
20º LEN	163.80	2.77	01/01/2019	12/01/2038	Mar/17	March	IPCA
20º LEN	192.10	0.06	01/01/2019	12/01/2048	Mar/17	March	IPCA
20º LEN	253.16	15.48	01/01/2019	12/01/2043	Mar/17	March	IPCA
Santo Antônio - MCSD	137.23	0.71	01/31/2017	12/31/2047	Nov/16	November	IPCA
CCGF	64.92	23.81	01/31/2017	12/31/2047	Nov/16	November	IPCA
Brasil Biofuels - BBF ACRE	219.88	1.94	01/31/2017	12/31/2047	Nov/16	November	IPCA
Tecnogera	219.88	0.81	01/31/2017	12/31/2047	Nov/16	November	IPCA
Acre Geração de Energia Ltda.	204.84	8.99	01/31/2017	12/31/2047	Nov/16	November	IPCA
Geração Própria	219.88	0.96	01/31/2017	12/31/2047	Nov/16	November	IPCA
Cota Angra I/Angra II	206.29	2.03	01/31/2017	12/31/2047	Nov/16	November	IPCA

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 105

CERES INTELIGÊNCIA FINANCEIRA

Other Revenues

Analytical History of "Other Revenues"

The history of Other Revenues was elaborated for the past 5 years, based on the trial balance sheets supplied by the distributor. Following that, the relevance and recurrence of Other Revenues were analyzed to define which revenues are recurrent throughout time and may be forecasted for the period of analysis. Among the revenues that have been defined for the scope of the forecast, a study was carried out to verify if there is any relationship between each type of revenue with the operational indicators of the distributor (consumption units and/or consumption). At ELETROACRE, it was possible to note that the accessory activities of the company and part of collectable services have no relation with the operational indicators. The revenue from entry "Income from Service Provision" showed a correlation with the number of consumption units and had its factor determined at BRL 0.79/Consumption Unit.

Table 51 – Definition of Other Revenues

Other Revenues (BRL '000)	
Revenue	Data Base
Own	11,722
Collectable Services	
Income from Provision of Service	0.7885 BRL/CU
Collectable Services	2,316

Source: Ceres Inteligência Financeira

In the analysis of the trial balance sheets, the accounts were grouped in the large groups of the table above. The groups were made due to changes to the standards of trial balance sheets throughout the years, which in some cases generated different descriptions or codes to different years, but that consisted of the same account. Another important factor for the creation of the groups was the impossibility to classify certain accounts of the sharing percentage groups in accordance with their description, reason why they have been allocated in the large groups based on the definition. The consolidation of Other Revenues in large groups was also important to establish an analysis of the historical evolution of the revenues grouped throughout the years, excluding specific and punctual effects of a single account. The table below presents the accounts in detail and the group division made.

Ceres Inteligência Financeira 106

Table 52 – Details on Other Revenues in the Trial Balance Sheet (in BRL '000)

Group	COD	Description	Avrg. Last 3
Own			11,721,765
Lease and rental			62.609
	6.1.0.13.2.0.01.000.000.2	LEASES AND RENTALS	2,595
	6.1.1.05.1.9.12	LEASES AND RENTALS	0
	6.7.1.03.1.2	EARNING FROM DISPOSAL OF ASSETS AND RIGHTS	2,781
	6.7.1.05.1.2	EARNING FROM DISPOSAL OF ASSETS AND RIGHTS	57,233
Infrastructure Sharing			2.441.577
	6.1.1.06.1.9.00.005.159	POLE SHARING AGREEMENT	779,406
	6.1.1.11.2.0.02.000.000.1	POLE SHARING AGREEMENT	1,662,171
Other			9,217,578
	6.1.1.05.1.9.19.000.000	OTHER TRANSFER REVENUES	322,528
	6.1.1.11.2.0.99.000.000.2	ADJUSTMENT INVENTORY SURPLUS	170,167
	6.1.1.11.2.0.99.000.000.7	VNR REVENUE CONSTITUTION	7,647,002
	6.7.1.03.1.9.00.000.001	FINE TO THIRD PARTIES (THEFT OF MATERIAL- CO	0
	6.7.1.03.1.9.00.000.002	ADJUSTMENT INVENTORY SURPLUS	1,077,881
	6.7.1.03.4.9	OTHER REVENUES	0
	6.7.1.04.1.9	OTHER REVENUES	0
	6.7.1.04.8.9	OTHER REVENUES	0
	6.7.1.05.4.9	OTHER REVENUES	0
Collectable Services			3,000,923
Collectable Services			3,000,923
	6.1.0.13.2.0.01.000.000.1	INCOME FROM SERVICE PROVISION	127,030
	6.1.0.13.2.0.01.000.000.3	COLLECTABLE SERVICES	2,065,751
	6.1.1.05.1.9.11	INCOME FROM SERVICE PROVISION	62,863
	6.1.1.05.1.9.16	COLLECTABLE SERVICES	745,278
Total			14,722,687

Source: Distributor's trial balance sheet, Ceres Inteligência Financeira

Ceres Inteligência Financeira 107

Other Revenues Forecasting
The revenues that have not been linked to the operational indicators will remain fixed and shall be corrected by the IGP-M during the period. The initial base date of these revenues was defined by the average of the entry in the past three years. Revenues related to operational indicators were projected from the calculation of the average value in BRL per Consumption Units (“UC”) or Mega Watt hour
(MWh), and based on the curve of the indicators, the factor is corrected based on the IGP-M. The definition of the factor was based on the average of the value of revenue in the past three years, over the average of the past three years of the operational indicator values.

Ceres Inteligência Financeira	108

Regulatory Remuneration Base Flow
Regulatory Remuneration Base Calculation
To estimate the Regulatory Remuneration Base to be validated in 4CRTP by ANEEL, the additions, write-off, and adjustments of the regulatory agencies have been evaluated for the following lines:
(1) Fixed Assets in Use (New Replacement Value);
(2) Maximum Usage Index;
(3) Gross Special Operations;
(4) Fully Depreciated Assets;
(5) Gross Remuneration Base = (1)-(2)-(3)-(4);
(6) Accumulated Depreciation;
(7) Net AIS (Market Value in Use);
(8) Depreciated Usage Index;
(9) Remuneration Base Value (VBR);
(10) Stockroom in Operation;
(11) Deferred Charges;
(12) Net Special Obligations;
(13) Real Property and Easements;
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(15) RGR PLPT Balance;
(16) RGR Balance Other Investments;
(17) Depreciation Rate;
(18) Regulatory Reintegration Quota = (5)*(17);
(19) Effective WACC before Taxes;

Ceres Inteligência Financeira	109

(20) RGR PLPT Rate;
(21) RGR Rate Other Investments;
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).

Common Analyses to Distributors
Composition of the 4CRTP Regulatory Remuneration Base
The composition of the Regulatory Remuneration Base considered in the evaluation may be divided into two parts: Initial Base and ANEEL Adjustments[60].
The Initial Base refers to the values that will compose the Regulatory Remuneration Base in the 4th
Cycle of Periodical Rate Review (4CRTP). These values were determined by independent companies that conduct the Investment Evaluation (Incremental Base Review) and Armored Base of distributors between 3CRTP and 4CRTP, achieving a composition of part of the lines composing the Regulatory
Remuneration Base of the 4CRTP to each distributor. This Initial Base takes into account the Com-
plete Evaluation Report of Distributors.
Thus, the Complete Evaluation Reports, which include the Incremental Base Review and the Armored
Base Review and that were considered in the evaluation of each distributor are:
Eletrobras Distribuição Acre: SETAPE – Report: “EDAC Executive Summary – Complete Base –
Evaluation of the Electricity Assets of Acre – Eletrobras Distribuição Acre”, reference February 28,
2017;
Eletrobras Distribuição Alagoas: Levin – Complete Evaluation Report “Companhia Energética de Ala-
goas – CEAL Project no. 2715-17745”, reference February 28, 2017;
Eletrobras Distribuição Amazonas: Levin – Complete Evaluation Report “Eletrobras Amazonas Ener-
gia – Project Levin no. 3174-17752”, reference February 28, 2017;
Eletrobras Distribuição Piauí: Levin - Complete Evaluation Report “Cepisa Eletrobras Distribuição
Piauí Project Levin no. 3082-18367”, reference February 28, 2017;
Eletrobras Distribuição Rondônia: Deloitte – Equity Evaluation Report “Centrais Elétricas de Rondônia
– Ceron”, reference February 28, 2017;

[60] Performed by ANEEL inspection
Ceres Inteligência Financeira	110

Eletrobras Distribuição Roraima: Levin – Complete Evaluation Report: “Eletrobras Distribuição Rorai-
ma Project no. 3012-17862” reference February 28, 2017.

Complete Evaluation of distributions shall hereinafter mean the aforementioned reports, related to the respective distributors.

During the evaluation procedure, the Distributors had two review reports of the Regulatory Remunera-
tion Base. One to be presented to ANEEL, except atypical situations, with the Asset Evaluation Re-
port, which reviews the Incremental Base of a CRTP to the other, considering money adjustments, additions, and write-off.

The second, the Complete Evaluation Report, considers this same Asset Evaluation Base and also reviews the Armored Base of 3CRTP, adjusted to the 4CRTP. This report was made and used in this work due to the important value of the assets of the distributors with potential to make part of their
Armored Bases. However, it should be noted that the reviews on the Armored Base may have a smaller expectation of being accepted for they regard to specific cases when compared to the evalua-
tions of the Incremental Base between CRTPs[61].

The position of the Complete Evaluation Report, which has been considered in this work, includes the money adjustments of the 3CRTP Base, the additions and write-off between the 3CRTP and 4CRTP, and the review of the 3CRTP Armored Base, adjusted to the 4CRTP. The additions, write-off, and review of the Armored Base were included in its pertinent items by the evaluator of the Complete Re-
port.

The evaluation of the Complete Report includes[62] from item (1) Fixed Assets in Use (New Replace-
ment Value) to (14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13) and all were used in the composition of the initial Regulatory Remuneration Base of 4CRTP[63].

Items (15) RGR PLPT Balance and (16) RGR Balance Other Investments were subject to money ad-
justment by the IPCA between the values obtained in 3CRTP and 4CRTP.

Finally, the other percentage items: (17) and (19) to (21) were maintained constant in relation to what has been verified in 3CRTP and subtotals (5), (7), (9), (14), (18) and (22) had their calculation logics.

61 To balance such smaller change of acceptance by the regulatory agency, the difference of the Reviewed Armored Base and the “Common” Armored Base (Armored Base of the Asset Evaluation Report) is set aside, which is greater than that applied to the Incremental Base, as detailed in the topics below
[62] These same lines are also included for the Asset Evaluation Report that reviews the Incremental Base
[63] Item 1 was adjusted by ANEEL’s disallowance rate, which implied the variation of the original values used in the Regulatory
Remuneration Base of the economic-financial evaluation. The disallowance was applied in separate over the Incremental Base and the Armored Base

Ceres Inteligência Financeira	111

ANEEL Adjustment on the Incremental and Armored Bases
ANEEL inspects the Incremental Base of assets and the Reviewed Armored Base[64] between periodi-
cal rate cycles. This advent implies that the assets presented and/or reviewed may be considered as inapplicable and thus discarded by the regulatory agency. Thus, the incremental Base between the
3CRTP and 4CRTP and the Armored Base Review of this same period were applied percentages of
Incremental Base Adjustments and Armored Base Adjustments, respectively.

The average adjustment (disallowance) of the group of distributors evaluated in the 3CRTP per region was applied over the Incremental Base that forms the Initial Base of 4CRTP[65], or for cases in which the average adjustment is worse than that verified by the company, the adjustment of the distributor was maintained

The average adjustments (disallowance) of the group of distributors evaluated in the 3CRT per region were applied over the Reviewed Armored that forms the Initial Base of the 4CRTP. Such adjustment is applied once to each distributor in its Initial Base, i.e., it is not applied in the following years, differently to the Incremental Base. For the Reviewed Armored Base[66], Northern companies were attributed a disallowance of 5.73% and Northeastern companies had disallowance of 5.01%.

From 2018 to 2048[67], the average adjustment of the benchmark private distributors[68] is applied per region, obtained from the 3CRTP Incremental Base. A disallowance of 2.09% was considered to
Northeastern, and of 2.83% to Northern companies.

Disallowances are considered as effective, i.e., they are not presented again in the future and consid-
ered as assets by ANEEL. This occurs due to two main reasons:

- Difficulty to present the proof of the investment at the degree demanded by the regulatory agency;

- Management faults that could generate investments in assets not acknowledged in the Regulatory
Remuneration Base, which makes part of the invested assets to be set aside.

The evaluated distributors, with the entry of a new concession holder, will seek and gradually achieve the adjustment level by ANEEL of the benchmark private distributors of their regions, which will cause

64 In the specific cases in which they are reviewed and presented again, as occurring to the Evaluated Distributors
[65] Provided by the investment evaluators between 3CRTP and 4CRTP
[66] Armored Base of the Complete Report less Armored Base of the Incremental Report
[67] From the period of a new concession
[68] Benchmark distributors compared to those evaluated in the Northern region: Celpa and Cemar; Northeastern region: Celpe,
Energisa Paraíba and Energisa Sergipe. Energisa Tocantins (Celtins) was discarded due to the atypical value (above 1.5 of standard deviation over the average of indicators) of ANEEL adjustment for the period considered when compared to the other private distributors

Ceres Inteligência Financeira	112

in the average that their asset disallowances are reduced when compared to the period prior to the private concession holder.
Finally, the application of the disallowance of the Remuneration Base presented by the distributors is levied upon item (1) Fixed Assets in Use (New Replacement Value) and consequently affects the items connected thereto. This will make the values considered in the evaluation to be different of the asset evaluation report in the magnitude of the disallowance applied to each distributor.

Regulatory Remuneration Base Components Forecasting
Inflation adjustments, additions, and write-off of assets shall occur for the years after the Initial Base of
4CRTP, which are considered in the evaluation until the final period of the concession.
Money Adjustments
The money adjustments of the Regulatory Remuneration Base may be subdivided into four detailed subgroups, as follows:
Items Monetarily Adjusted Directly;
Items Consisting of Formulas;
Percentage Items;
Other Items.
It should also be noted that the values of the rates to which such adjustments occur may be found in section “Economic-Financial Evaluation”, in chapter “Macroeconomic Forecasting”.
The items of the Regulatory Remuneration Base are monetarily adjusted[69] by the IPCA[70]:
(1) Fixed Assets in Use (New Replacement Value);
(3) Special Gross Obligations;
(10) Stockroom in Operation;
(11) Deferred Asset;

[69] The IPCA is applied directly to the value observed from the Initial Base, also considering their increments and write-off throughout the evaluation period
[70] National Price Index to the Broad Consumer Amplo – IBGE, according to PRORET Submodule 2.3 V5, review 2.0, with date of effectiveness on 11/23/2015 and after, according to Normative Review no. 686/2015, dated 11/23/2015
Ceres Inteligência Financeira	113

(13) Real Properties and Easements;
(15) RGR PLPT Balance;
(16) RGR Balance Other Investments.
Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculat-
ed, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already monetarily updated. They are:
(5) Gross Remuneration Base = (1)-(2)-(3)-(4);
(7) Net AIS (Market Value in Use);
(9) Remuneration Base Value (VBR);
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18) Regulatory Reintegration Quota = (5)*(17);
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).
The percentage items are not monetarily adjusted by any index. These items are:
(17) Depreciation Rate;
(19) Effective WACC before Taxes;
(20) RGR PLPT Rate;
(21) RGR Rate Other Investments.
Finally, items net of their depreciations, depreciations, and complete usage rates are treated specifi-
cally and have their money adjustments obtained indirectly.
Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replace-
ment Value)[71] by the ratio of the values of the Initial Base between item (2) over item (1).
Item (4) Fully Depreciated Assets is obtained by multiplying item (1) Fixed Assets in Use (New Re-
placement Value)[72] by the ratio between the Accumulated Fully Depreciated Assets over the Accumu-
lated VNR, both items of the ratio are in the same monetary date.

[71] Monetarily adjusted by the IPCA as highlighted above
Ceres Inteligência Financeira	114

On its turn, the (6) Accumulated Depreciation is found by multiplying item (1) Fixed Assets in Use
(New Replacement Value) by the ratio between the accumulated depreciation and the Accumulated
VNR, with both last items being in the same monetary date.
Item (8) Depreciated Usage Rate is also monetarily adjusted indirectly, multiplying item (2) Complete
Usage Rate[73] by the subtraction of one by the ratio between the Depreciation of the Accumulated Us-
age Rate over the Accumulated Gross Usage Rate, with both items of the ratio being in the same monetary date.
Finally, item (12) Net Special Obligations[74] is obtained by multiplying item (3) Special Gross Obliga-
tions by one less the ratio between the Depreciation of the Accumulated Special Obligation over the
Accumulated Gross Special Obligation, with both items of the ratio being in the same monetary date.
Increments and Composition of the Regulatory Remuneration Base Lines
The assets will have increments throughout the period of concession, which are net of write-off, and that are contemplated in the economic-financial evaluation of distributors.
The items of the Regulatory Remuneration Base are affected differently by these increments and may be divided into five groups:
Items with Direct Increments;
Items Consisting of Formulas;
Percentage Items;
Items without Increments;
Other Items.
Part of the items of the Regulatory Remuneration Base are incremented directly, as detailed below:
(1) Fixed Assets in Use (New Replacement Value);
(3) Special Gross Obligations;
(10) Stockroom in Operation;
(13) Real Properties and Easements;

[72] Monetarily adjusted by the IPCA as highlighted above
[73] Monetarily adjusted by the IPCA as highlighted above
[74] Monetarily adjusted by the IPCA as highlighted above
Ceres Inteligência Financeira	115

Items (1), (10) and (13) have their increment values of the Regulatory Remuneration Base detailed in section “Economic-Financial Evaluation” of this document, in section “Investment Forecasting” and, on its turn item (3), is detailed in chapter “Special Obligations”.
Items consisting of formulas, i.e., using the lines of the Regulatory Remuneration Base to be calculat-
ed, are monetarily updated indirectly, using the calculations over the items over which the accounts are realized, already with their respective increments. The composition of the formulas of these items is the same according to the provisions established by the regulatory agency[75], these items being:
(5) Gross Remuneration Base = (1)-(2)-(3)-(4);
(7) Net AIS (Market Value in Use);
(9) Remuneration Base Value (VBR);
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13);
(18) Regulatory Reintegration Quota = (5)*(17);
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19).
Percentage items are not affected by increments. Their percentages are established by regulation and the values verified in the 3CRTP of each evaluated distributor are kept constant. These items are:
(17) Depreciation Rate;
(19) Effective WACC before Taxes;
(20) RGR PLPT Rate;
(21) RGR Rate Other Investments.
These percentages are maintained unaltered throughout the entire valuation period.
Part of the items of the Regulatory Remuneration Base do not have increments, being only adjusted monetarily by the IPCA, considering the 3CRTP values allocated to each distributor.
(11) Deferred Asset;
(15) RGR PLPT Balance;
(16) RGR Balance Other Investments.

75 ANEEL PRORET Submodule 2.3, V2.0, of Normative Resolution no. 686/2015, dated 11/23/2015
Ceres Inteligência Financeira	116

At last, the other items of the Regulatory Remuneration Base have particularities related to their com-
position and their increments, which are not related to the groups above.

Item (2) Complete Usage Rate is obtained by multiplying item (1) Fixed Assets in Use (New Replace-
ment Value)[76] of the period for the ratio of the values of the Initial Base between item (2) over item (1).

Item (4) Fully Depreciated Assets is detailed in the topic below “Fully Depreciated Assets”, of this same Chapter “Regulatory Remuneration Base Flow”.

Item (6) Accumulated Depreciation is calculated from the sum of the depreciation of the Initial Base, summed to the depreciation of the Incremental Base throughout the period of concession. Greater detail of the depreciation may be found in Chapter “Investment Forecasting” of this same section.

Item (8) Depreciated Usage Rate is calculated from the multiplication of item (2) Complete Usage Rate by one less the ratio between the Depreciation of the Accumulated Usage Rate over the Accumulated
Gross Usage Rate, considering the components of the ratio in the same monetary date.

Finally, item (12) Net Special Obligations is obtained with the multiplication of item (3) Special Gross
Obligations, by one less the ratio between the Depreciation of the Accumulated Special Obligation and
the Special Gross Obligation, considering the components of the ratio in the same monetary date.

[76] Monetarily adjusted by the IPCA as highlighted above

Ceres Inteligência Financeira	117

Fully Depreciated Assets History

Fully depreciated assets are those that have already been 100% depreciated by that remain in use, thus being linked to the conceded service[77].

Thus, it is possible to understand that the participation of the fully depreciated assets in item (1) Fixed Assets in Use (New Replacement Value) indicates underused assets for cases of extremely low or percentages, or out-of-date for too high participations.

Thus, a balance was sought for the ratios of this indicator throughout the period of concession, which has been calculated based on the simple average of the indicator to the evaluated companies.

Finally, the history of distributors to such balance rate of 12.54% is based on the ratio (4)/(1) observed in the Regulatory Remuneration Base of 4CRTP and ranges at a constant, monthly rate until such balance is achieved at the end of the concession (02/28/2048).

The table presented below is presented at the initial and final rate of this indicator to the distributors:

Table 53 – Initial and Final Rate of Fully Depreciated Assets over the VNR[78]

	AC	AL	AM	PI	RO	RR	Avrg
(1) Fixed Assets in Use (VNR)	963,111	2,546,705	1,259,774	3,006,302	1,886,310	303,341	
(4) Fully Depreciated Assets Balance	62,262	446,509	149,809	886,730	113,231	11,733	
(4)/(1)	**6.46%**	**17.53%**	**11.89%**	**29.50%**	**6.00%**	**3.87%**	**12.54%**

Source: ANEEL, asset evaluators to 4CRTP CETAPE and Levin, Ceres Inteligência Financeira

[77] Accounting Manual of the Electric Sector – ANEEL 2015
[78] Considering the values of the Asset Evaluation Report that review the Incremental Base as a reference of the trend of these assets

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Specific Analyses of Distributors

Distributor Results

Table 54 - Regulatory Remuneration Base 4CRTP (R$ '000) – Eletroacre

CAPEX Description – Distribution Assets (Valued in thousand BRL)	Base 3CRTP	Armored Base 4CRTP Feb17
(1) Fixed Assets in Use (New Replacement Value)	660,192	1,060,436
(2) Complete Usage Rate	5,361	820
(3) Special Gross Obligations	218,437	313,628
(4) Fully Depreciated Assets	58,901	56,882
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**377,493**	**689,106**
(6) Accumulated Depreciation	239,544	357,118
(7) Net AIS (Market Value in Use)	420,648	703,318
(8) Depreciated Usage Rate	5,293	728
(9) Remuneration Base Value (VBR)	415,355	702,590
(10) Stockroom in Operation	1,028	1,450
(11) Deferred Asset	0	0
(12) Net Special Obligations	192,477	274,012
(13) Real Properties and Easements	987	2,061
(14) Total Net Remuneration Base = (1)-(6)-(8)+(10)+(11)-(12)+(13)	**224,892**	**432,089**
(15) RGR PLPT Balance	0	0
(16) RGR Balance Other Investments	30,806	39,977
(17) Depreciation Rate	3.75%	3.75%
(18) Regulatory Reintegration Quota = (5) * (17)	14,156	25,841
(19) Effective WACC before taxes	11.36%	11.36%
(20) RGR PLPT Rate	1.35%	1.35%
(21) RGR Rate Other Investments	3.62%	3.62%
(22) Remuneration of Capital (RC) = (15)*(20)+(16)*(21)+[(14)-(15)-(16)]*(19)	**23,163**	**45,991**

Source: ANEEL, SETAPE[79,80], Ceres Inteligência Financeira

[79] SETAPE – report: "Eletroacre Asset Evaluation Report – Asset Evaluation of Eletricidade do Acre – Eletrobras Distribuição Acre"
[80] SETAPE – report: "EDAC Executive Summary – Complete Base – Asset Evaluation of Eletricidade do Acre – Eletrobras Distribuição Acre"

Ceres Inteligência Financeira 119

Notes: ANEEL’s 3CRTP Base; Armored Base 4CRTP, based on the SETAPE data of the Complete Evaluation adjusted by means of disallowances applied to the Additional Incremental and Armored Bases, in separate, by
Ceres

Ceres Inteligência Financeira	120

Table 55 – Operation of Assets (BRL '000) 3CRTP to 4CRTP – Eletroacre

Incremental Base VNR between 3CRTP and 4CRTP	VNR Variation of Armored Base after Review	ANEEL Incremental Base Adjustment	ANEEL Armored Base Adjustment
140,936	152,874	(7,578)	(8,764)

Source: ANEEL, SETAPE[81,82], Ceres Inteligência Financeira

Table 56 - ANEEL Adjustments 3CRTP – Incremental Base – Eletroacre

Incremental Base - EletroAcre (BRL '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	98	0	98	0.00%
Real Property	0	0	0	0.00%
Tank	0	0	0	0.00%
Buildings	2,353	182	2,535	7.75%
Equipment	170,985	(30,992)	139,992	(18.13%)
Vehicles	1,568	0	1,568	0.00%
Furniture and Appliances	172	547	720	317.81%
Total	**175,175**	**(30,263)**	**144,912**	**(17.28%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0082/2013-SFF. Procedure: 48500.003956/2013-81 – ANEEL

[81] SETAPE – report: "Eletroacre Asset Evaluation Report – Asset Evaluation of Companhia de Eletricidade do Acre – Eletrobras Distribuição Acre" using the auxiliary files: "EDAC 4CRTP February 28, 17 – Summary of values" to the Incremental Base
[82] SETAPE – report: "Eletroacre Asset Evaluation Report – Asset Evaluation of Companhia de Eletricidade do Acre – Eletrobras Distribuição Acre" and SETAPE – report: "EDAC Executive Summary – Complete Base – Asset Evaluation of Eletricidade do Acre – Eletrobras Distribuição Acre"

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Table 57 - ANEEL 3CRTP Adjustments – Incremental Base – Cemar (*Benchmark*)

Incremental Base - Cemar (BRL '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	53,900	0	53,900	0.00%
Real Property	4,782	(375)	4,408	(7.83%)
Tank	0	0	0	0.00%
Buildings	26,105	0	26,105	0.00%
Equipment	1,763,569	4,294	1,767,863	0.24%
Vehicles	6,571	0	6,571	0.00%
Furniture and Appliances	1,307	0	1,307	0.00%
Total	**1,856,235**	**3,920**	**1,860,155**	**0.21%**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 224/2012-SFF. Procedure: 48500.000703/2012-75 – ANEEL

Table 58 - ANEEL 3CRTP Adjustments - Incremental Base – Celpa (Benchmark)

Incremental Base - Celpa (BRL '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	9,568	0	9,568	0.00%
Real Property	8,542	(1,058)	7,484	(12.38%)
Tank	0	0	0	0.00%
Buildings	18,557	(577)	17,980	(3.11%)
Equipment	1,657,331	(98,668)	1,558,664	(5.95%)
Vehicles	11,659	0	11,659	0.00%
Furniture and Appliances	2,870	0	2,870	0.00%
Total	**1,708,527**	**(100,303)**	**1,608,224**	**(5.87%)**

Source: ANEEL, Ceres Inteligência Financeira

Notes: RF TN 224/2012-SFF. Procedure: 48500.000703/2012-75 - ANEEL

Table 59 - ANEEL Adjustment Average, Benchmarks Group 3CRTP - Incremental Base

		Total Adjust. Base
Privates North	Benchmark Group	-2.83%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 122

Table 60 - ANEEL 3CRTP Adjustments - Armored Base – Eletroacre

Armored Base - EletroAcre (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	8,803	9	8,812	0.10%
Real Property	989	1	990	0.10%
Tank	0	0	0	0.00%
Buildings	7,170	1,662	8,832	23.18%
Equipment	515,113	(17,099)	498,014	(3.32%)
Vehicles	455	0	455	0.10%
Furniture and Appliances	669	1	670	0.10%
Total	**533,199**	**(15,426)**	**517,773**	**(2.89%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0082/2013-SFF. Procedure: 48500.003956/2013-81 – ANEEL

Table 61 - ANEEL 3CRTP Adjustments - Armored Base – Amazonas Energia

Armored Base - Amazonas Energia (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	24,034	0	24,034	0.00%
Real Property	61,477	0	61,477	0.00%
Tank	0	0	0	0.00%
Buildings	111,678	0	111,678	0.00%
Equipment	1,817,478	(191,533)	1,625,945	(10.54%)
Vehicles	11,821	0	11,821	0.00%
Furniture and Appliances	27,394	0	27,394	0.00%
Total	**2,053,882**	**(191,533)**	**1,862,349**	**(9.33%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0079/2013-SFF. Procedure: 48500.0006386/2012-09 – ANEEL

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Table 62 - ANEEL 3CRTP Adjustments - Armored Base – Ceron

Armored Base - Ceron (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	10,714	(18)	10,695	(0.17%)
Real Property	1,863	0	1,863	0.00%
Tank	1,660	0	1,660	0.00%
Buildings	8,073	0	8,073	0.00%
Equipment	926,118	(109,255)	816,863	(11.80%)
Vehicles	7,022	0	7,022	0.00%
Furniture and Appliances	8,980	0	8,980	0.00%
Total	**964,430**	**(109,274)**	**855,156**	**(11.33%)**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0085/2013-SFF. Procedure: 48500.0003957/2013-26 – ANEEL

Table 63 - ANEEL 3CRTP Adjustments - Armored Base – Eletrobras Roraima

Armored Base - Eletrobras Roraima (R$ '000)				
Accounting Entry	**VNR Report**	**ANEEL Adjustment**	**VNR ANEEL**	**% ANEEL Adjustment**
Intangible	3,427	(19)	3,408	(0.57%)
Real Property	1,523	132	1,655	8.69%
Tank	0	0	0	0.00%
Buildings	3,126	24	3,151	0.78%
Equipment	176,609	1,042	177,651	0.59%
Vehicles	2,929	(15)	2,914	(0.52%)
Furniture and Appliances	1,031	4	1,035	0.35%
Total	**188,645**	**1,168**	**189,813**	**0.62%**

Source: ANEEL, Ceres Inteligência Financeira

Note: RF TN 0080/2013-SFF. Procedure: 48500.000433/2013-83 – ANEEL

Table 64 - ANEEL Adjustment Average, Group Evaluated Distributors 3CRTP - Armored Base

		Total Adjust. Average
Evaluated North	**Evaluated Group**	(5.73%)

Source: ANEEL, Ceres Inteligência Financeira

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Considerations on Assets in Course
It should be noted that this work does not incorporate the Fixed Assets positions in course of the en-
terprise to the Remuneration Base.

The evaluation reports of the Remuneration Base did not perform any treatment regarding the items of
Fixed Assets in Course, due to the fact that this type of asset is not part of the scope of contract. In addition, the accounting position from the audited Financial Statements of the evaluated Distributor does not allow the acknowledgement of relevant particularities for the amounts in course to be consid-
ered.

Thus, based on the reports of the evaluators of the Remuneration Base and the audited Financial
Statements, the following information cannot be extracted:
· what are the assets in operation not unitized;
· which amounts represent works in progress;
· which values refer to improvements or expansions interrupted;
· the New Replacement Value (VNR) of Fixed Assets in course;
· the depreciation rate to be applied and the moment in which its application begun;
· the usage rate of the assets for the cases in which the asset is already in use, and
· the source of financing of these assets in course.

These restrictions impede the estimate of the effective impact that the Fixed Assets in Course may generated to the Initial Remuneration Base and, consequently, to the respective tax impact.

Since the minimum set of premises to include these assets in course in the Remuneration Base was not met, it is not possible to obtain reasonable consistency regarding to
· eligibility for provision;
· physical-accounting conciliation;
· sources of financing, and
· other parameters of the reevaluation procedure (such as the VNR calculation, depreciation, usage rate, and write-off evaluations).

Thus, the effects of Fixed Assets in Course to the Remuneration Base were not included in this eco-
nomic-financial evaluation document. The investor shall then analyze the criterion of adoption of the parameters to be considered.

Finally, for the case of Eletrobras Distribuição Acre, the Complete Evaluation Report “EDAC Executive
Summary – Complete Base – Asset Evaluation of Eletricidade do Acre – Eletrobras Distribuição Acre”
carried out by SETAPE was used.

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CERES INTELIGÊNCIA FINANCEIRA

Indemnification

This work considered the receipt of indemnification upon the end of the forecasting period (Feb/2048) resulting from the Net Remuneration Base.

The value calculated as indemnification is equivalent to the amount of the Net Remuneration Base of February/2048, net of tax over the capital gain. The capital gain was determined by the difference between the Net Remuneration Base at the end of the forecast, and the value of this base without the IPCA money adjustment effect.

The table below shows the forecasted value of indemnification for the case of Eletrobras Distribuição Acre.

Table 65 – Indemnification Forecasting

	BRL'000 in Feb/2048
Net Remuneration Base	8,309,668
Income Tax on Money Adjustment	(1,279,104)
Net Indemnification	**7,030,564**

Source: Ceres Inteligência Financeira

Tax Loss and Negative Basis of CSL

As indicated in the Accounting-Financial Due Diligence Report, the company did not acknowledge in accounting terms the deferred credits of IRPJ and CSL over the tax loss and over the negative CSL base. The calculated balances are found in the table below and were considered, until their complete liquidation, as a reduction base of the forecast of taxes payable of the enterprise.

Table 66 – Tax Loss Balances and CSL Negative Base

(BRL'000)	IRPJ	CSL	Total
Tax Loss / Negative CSL Base	467,108	558,267	491,238
IRPJ 25%	116,777	-	116,777
CSL 9%	-	50,244	50,244
Total	**116,777**	**50,244**	**167,021**

Source: Accounting-Equity Due Diligence Report (Product 5, page 40)

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Special Obligations

Common Analyses to Distributors
The Special Obligations consist of resources related to: financial participation of the consumer, budget appropriation of the Government, federal, state, and municipal charges, and charges of special credits related to the investments applied to the enterprises linked to the concession.

The Special Obligations were calculated in two periods: The first for Dec/16, which used the position of Dec/16 made available by the evaluated distributors. The second from 2017, which excluded from the analytical bases of Special Obligations all nonrecurring items.

Bases with different levels of detail were provided. Some distributors had specific treatments to define the recurring items. Program “Luz para Todos” (PLPT)[83] is considered as a recurring item during its period of effectiveness for which distributors have expense forecasting (until 2019).

For the other Special Obligations, recurring items have been considered as those that in the past 5 years presented at least three variations of value, or that in the past three years had at least two years with variation of value.

[83] Tratado com maior detalhe no capítulo de investimentos

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Specific Analyses of Distributor

Table 67 – Special Obligations Forecasting (in BRL '000)

	2017	2018	2019	2020	2025	2030	2035	2040	2047
PLPT	34,950	31,200	0	0	0	0	0	0	0
Other	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500	5,500
Total	**40,450**	**36,699**	**5,500**	**5,500**	**5,500**	**5,500**	**5,500**	**5,500**	**5,500**

Source: Distributor's bases, Ceres Inteligência Financeira

Table 68 – History of Special Obligations and Recurrence (in BRL '000)

Entry	2014	2015	2016
Amortization	10,418	9,864	9,098
Depreciation	226	204	193
REVERSAL	4,003	723	0
RESOURCE APPLIED IN CONSTRUCTION	604	0	11,066
PLPT Transfer	7,159	0	11,606
INVOICING	4,119	1,667	84
Transfers	25,601	1,819	5,317

Source: Distributor's bases, Ceres Inteligência Financeira

Ceres Inteligência Financeira 128

Indicators of Quality
Analysis of Indicators of Quality
The levels of the indicators of quality achieved by the evaluated distributors throughout the concession period (03/01/2018 to 02/28/2048) were estimated, the goals established by ANEEL in the same peri-
od were forecasted.
Seven indicators were evaluated:
DEC (Equivalent Duration of Interruption per Consumption Unit);
FEC (Equivalent Frequency of Interruption per Consumption Unit);
FER (Equivalent Frequency of Complaint);
IASC (ANEEL Rating of Consumer Satisfaction);
IAb (Telephone Support Abandonment Rate);
ICO (Indicator of Busy Calls of Telephone Support).
These indicators affect the Component of Quality of Service Q of Factor X and may influence the val-
ues of Installment B of distributors, in accordance with the coverage or not of the regulatory goals established by ANEEL. The levels of coverage or not of each distributor are compared with the results obtained by the distributors of a same group[84]. A distributor may be between the 25% best or worst companies to whether achieve or not the goal, or between the other 75% that whether achieve or not the levels established by ANEEL.
Summing all indicators, the addition or reduction value of Installment B may be of 2%, depending on the level of coverage of ANEEL goals by the distributor in each indicator, also compared to the other distributors of its group.
The equations and parameters for the classes of each indicator were used in accordance with
ANEEL’s PRORET 2.5 V2.0.
The weights equivalent to each indicator are presented below:

[84] Groups are defined by size of company, as per Submodule 2.5 V2.0 of ANEEL’s PRORET
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Table 69 - Weight Values of Indicators of Quality of Concession Holders with more than 60 thousand Consumption Units[85]

		3CRTP Methodology	New Methodology			
Indicator Type	Indicator	Apr/15 to Mar/16	Apr/16 to Mar/17	Apr/17 to Mar/18	Apr/18 to Mar/19	Apr/19 to Mar/20
Technical	DEC	50.000%	30.000%	37.500%	45.000%	50.000%
	FEC	50.000%	30.000%	30.000%	27.000%	20.000%
Commercial	INS			0.750%	1.800%	4.000%
	ICO			0.375%	0.900%	3.000%
	IAb			0.375%	0.900%	3.000%
	FER			3.000%	7.200%	10.000%
	IASC			3.000%	7.200%	10.000%
	Total	**100.000%**	**60.000%**	**75.000%**	**90.000%**	**100.000%**

Source: PRORET ANEEL

The evaluation considered each one of such ratios in accordance with the dates specified in PRORET, and for the periods after Mar/2020, the last weights were considered for each indicator related to the values from Apr/19 to Mar/20.

In addition, terms of the draft of agreement[86] were considered in the evaluation. The effects of the transgressions of these indicators of quality as null for the 24 months following the execution of the concession agreement, considering that: "the inspection performed by ANEEL has an instructional and/or determinative nature, without penalties, except in the case of infringement of determinations made by ANEEL's Management."[87]

In addition, the following section of "Clause Nineteen – Transitory Provisions" shall be highlighted, valid until the end of the 5th year of concession from the date of execution of the concession agreement:

[85] PRORET Submodule 2.5 Version 2.0
[86] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino
[87] Draft of Concession Agreement dated 05/03/2017, Official Letter no. 113/2017-DR/ANEEL of procedure 48510.000502/2017-00, of Officer-General Romeu Donizete Rufino, in its Clause Nineteen – Transitory Provisions, Subclause Five

Ceres Inteligência Financeira 130

“Paragraph Three – From the second calendar year after the execution of the agreement, in case the calculated values of the offsetting is greater than the values of calculated offsetting for the previous calendar year, such difference shall be invested doubled in the concession and included in entry Obli-
gations Linked to the Electric Power Public Service (Special Obligations).”

DEC and FEC

Common Analyses to Distributors
Forecasting of Indicators Performed by the Companies
The indicator of DEC (Equivalent Duration of Interruption per Consumption Unit) consists of the time in which a Consumption Unit (UC) remained without electric power for a certain period and the indicator of FEC (Equivalent Frequency of Interruption per Consumption Unit) consists of the number of times that an UV had no electricity for a given period.

The analyses[88] may be divided into three parts: Starting Point, Indicator Variation Rate and ANEEL
Limit.

The starting point consists of the DEC and FEC estimates for 2017 and is the result of data obtained for 2016[89] and adjusted according to ANEEL’s goal of reduction for 2017[90] of DECi and FECi[91]. Based on the history of variation of distributors, the assumption is that distributors seek and achieve the DECi reduction percentage for the DEC as a whole, and, similarly, achieve the FECi percentage for the FEC as a whole.

The rate of variation of the indicator is based on the rate of variation realized by the private bench-
mark[92]. The DEC and FEC levels of the evaluated company in 2015 are evaluated and compared with the history of the private company, identifying 1993 and 2015 the most recent period in which the company had a rate near that of the evaluated company.

With the evaluation of this period of similarity of indicators, the extension of the period from this point to 2015 is evaluated, followed by the calculation of the annual geometric mean of variation of the indi-
cator of the private company. Such indicator is initially applied in the distributors evaluated between
2018 and 2022, including both.

88 DEC and FEC Analyses are carried out in separate but have common constructive logical structure
[89] Annual DEC and FEC of the ase of collective indicators of continuity of ANEEL
[90] Procedure 48500.004245/2016-77, Vote, Table 1 – Limit for the end of 2017 for operational management. Variation % be-
tween the Determined DECi and its Limit for 2017 and the Determined FECi and its Limit for 2017
[91] Internal DEC and Internal FEC, indicators that accompany the interruptions occurred in the distribution system of internal origin
[92] Companies with geographic proximity to the evaluated distributors

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The assumed premise is that the privatization will cause the evaluated company to present internal changes that will impact the improvement of the indicator, aligned with the improvement verified by other distributors, also private.

Between 2023 and 2027, the speed in which distributors adjust[93] to achieve the limits established by
ANEEL[94] for 2027. This is possible due to the maturity that the new concession holder gains through-
out the period in the management of the company, which enables a degree of improvement that is faster than that verified in the recent period by the benchmark private distributors. Subsequently, the speeds adjust to the speed verified by the private distributors.

The evolution of the indicators occurs until the distributor achieves the DEC and FEC levels of the benchmark distributors for 2015 and remain constant until the end of the concession, on February 28,
2048.

At last, it should be noted that although achieving the global regulatory DEC and FEC levels, the dis-
tributor may offset consumer in case of violation of the individual limits. Such offsetting is treated in section “Offsetting for the Transgression of the Continuity Limits”.

Forecasting of Limits Established by ANEEL
The definitions of the limits established by ANEEL are based on those established between 2014 and
2016 by ANEEL to each distributor. To 2017, the limit used was that established by no. 88/2017-
SRM/SGT/SRD/ ANEEL, dated May 24, 2017, procedure: 48500.002667/2017-99, until November to
Eletroacre, Amazonas Energia, Ceron and Eletrobras Roraima, and until September to Cepisa and
Ceal, for it consists of the limit established to distributors for the year.

The subsequent months used the limits established in Technical Note no. 149/2017-
SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, thus achieving a weighted limit for 2017 between both technical notes.

Years from 2018 to 2023[95] considered the provisions of Technical Note no. 149/2017-
SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99, related to the definitions of regulatory DEC and FEC limits for the designated distributors, which are: Eletroacre,
Ceal, Amazonas Energia, Cepisa, Ceron and Eletrobras Roraima[96].

[93] Approximate speed of that verified by the private companies, to be presented in the specific analysis to each distributor
[94] Estimate by Ceres as exposed below
[95] Until the month of the ordinary rate review. To facilitate the view, the values are presented with annual references where 2022 will represent the indicator until the month of review
[96] The limit includes Boa Vista (Capital) and CERR (Countryside), with the global limits of each one, for DEC, are of 29.75 and
99.84, respectively, while for FEC are of 54.65 and 68.65

Ceres Inteligência Financeira	132

Such Note 147/2017-SRM/SGT/SRD/ ANEEL defines the DEC and FEC limits in its paragraph 72, Table 7, and its paragraph 70 defines the period of duration of these limits "(...)Such limits shall remain unaltered until the fifth calendar year following the execution of the new contracts, so that the first ordinary rate review of the new contract establishes the limits for the next cycle."

These limits established for five years are presented in the table below.

Table 70 – DEC and FEC Global Limits from 2018 to 2022, including[97]

Designated Distributor	DEC	FEC
Amazonas Energia	48.53	45.69
Eletrobras Roraima	48.67	58.43
Ceal	15.58	13.06
Cepisa	20.67	13.99
Ceron	27.54	18.90
Eletroacre	44.17	35.31

Source: ANEEL, Ceres Inteligência Financeira

Therefore, the evaluation considered the global DEC and FEC limits for 2018 and the ANEEL 2018 limits until the first rate review of each distributor in 2023.

From the first rate review after the assumption of a new concession holder in the second semester of 2023[98], an adjustment factor is applied to the goals established by ANEEL.

Such subsequent goals range according to the annual geometric mean of variation of ANEEL's goal for each distributor individually evaluated between 2014 and 2017[99]. The goals adjust according to the variation rate proposed by the agency until the goal reaches the degree of the indicator verified by the benchmark private companies, remaining constant from that point.

When achieving the goals of the period, distributors stabilize their efforts of improvement in order to achieve ANEEL's goal and sustain it. In the long term, companies tend to have indicators verified by the benchmark companies, which tend to be equal to the goals estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the DEC and FEC goals.

[97] Technical Note no. 149/2017-SEM/SGT/SRD/SFF/ANEEL, dated September 8, 2017, procedure 48500.002667/2017-99
[98] November 2023
[99] From 2014-2016, the limits established by the following technical notes have been used –
Eletroacre: NT 0194/2013-SRD/ANEEL on August 9, 2013, procedure 48500.002318/2013-43;
Ceal: NT 0186/2013-SRD/ANEEL on July 30, 2013, procedure 48500.000547/2013-23;
Amazonas Energia: NT 0179/2013-SRD/ANEEL on July 24, 2013, procedure 48500.001941/2013-89;
Cepisa: NT 0199/2013-SRD/ANEEL on August 13, 2013, procedure 48500.000546/2013-89;
Ceron: NT 0234/2013-SRD/ANEEL on November 8, 2013, procedure 48500.002316/2013-54;
Boa Vista: NT 0178/2013-SRD/ANEEL on July 22, 2013, procedure 48500.001942/2013-23;
Year 2017 used the limits verified in Technical Note 88/2017-SEM/SGT/SRD/ANEEL on May 24, 2017, procedure 48500.002667/2017-99

Ceres Inteligência Financeira 133

CERES

Specific Analyses of Distributor

DEC

Eletroacre will achieve ANEEL's DEC limits in 2027 and shall sustain that position until the end of the concession, which makes the distributor to achieve the limits established by the regulatory agency and to be part of the 75% that achieve the goal from that point.

Table 71 - DEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	56.38	58.93	52.51	46.64	41.42	36.78	32.67	29.01	26.00	23.31	20.89
ANEEL Limit	32.61	28.41	28.96	44.17	44.17	44.17	44.17	44.17	24.97	22.61	20.48
Δ%	73%	107%	81%	6%	(6%)	(17%)	(26%)	(34%)	4%	3%	2%

Source: ANEEL, Ceres Inteligência Financeira

Table 72 - DEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	18.73	16.79	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
ANEEL Limit	18.54	16.79	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
Δ%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 73 - DEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3

Dado	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
ANEEL Limit	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28	15.28
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 134

CERES INTELIGÊNCIA FINANCEIRA

Table 74 – Indicator of Forecasted/Realized DEC X ANEEL Limit 2015-2047

70
60
50
40
30
20
10
0
56.38
52.51
44.17
32.61
28.96
32.67
15.28
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

As of 2023, the improvement rate of the indicator is below the potential, which will remain until 2027. In 2027, ANEEL's goal will achieve the average of the indicator of private companies and the distributor sustains this goal until the end of the period of concession.

Table 75 - Realized DEC Variation Rate and Potential per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	4.52%	(10.88%)	(11.19%)	(10.36%)	0.00%	0.00%	0.00%	0.00%
Potential	4.52%	(10.88%)	(11.19%)	(11.19%)	(11.19%)	(11.19%)	(11.19%)	(11.19%)

Source: ANEEL, Ceres Inteligência Financeira

The DEC Benchmark used as a reference for Eletroacre was Cemar, which had 54.6 in 2005 (3.33% above the DEC of Eletroacre in 2015, of 56.38) and decreased progressively to 15.3 in 2015, considered as ANEEL's maximum limit and maximum realized to Eletroacre in the period of concession.

Table 76 – Benchmark Evaluation Premises

DEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
56.38	**Cemar**	11	3.33%	-11.19%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 135

Table 77 – DEC Benchmark Curve

Benchmark	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Cemar		54.6	42.4	28.6	27.2	23.5	21.5	21.4	21.6	18.9	17.0	15.3

Source: ANEEL, Ceres Inteligência Financeira

FEC

Eletroacre will achieve ANEEL's FEC limits as of 2027 and will sustain this position until the end of the concession, which makes the distributor to achieve the limits established by the regulatory agency and to be part of the 75% that achieve the goal from that point.

Table 78 - FEC Indicator - Realized/Forecasted x ANEEL Limits 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	40.71	43.53	38.12	33.60	29.62	26.10	23.36	23.36	19.28	15.92	13.14
ANEEL Limit	25.49	21.24	24.36	35.31	35.31	35.31	35.31	35.31	19.22	15.81	13.00
Δ%	60%	105%	57%	(5%)	(16%)	(26%)	(34%)	(34%)	0%	1%	1%

Source: ANEEL, Ceres Inteligência Financeira

Table 79 - FEC Indicator - Realized/Forecasted x ANEEL Limits 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	10.84	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
ANEEL Limit	10.70	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
Δ%	1%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 80 - FEC Indicator - Realized/Forecasted x ANEEL Limits 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
ANEEL Limit	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95	8.95
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 136

CERES

Table 81 - Indicator of Forecasted/Realized FEC X ANEEL Limit 2015-2047

50
40
30
20
10
0
40.71
38.12
35.31
25.49
24.36
8.95
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

As of 2023, the improvement of the indicator to achieve ANEEL's goal is accelerated until the FEC goal is achieved in 2027.

Table 82 - Realized and Potential FEC Variation Rate per Period

Dado	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	6.92%	(12.42%)	(8.69%)	(17.46%)	0.00%	0.00%	0.00%	0.00%
Potential	6.92%	(12.42%)	(11.86%)	(17.46%)	(11.86%)	(11.86%)	(11.86%)	(11.86%)

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 137

The FEC Benchmark used as reference to Eletroacre was Cemar, which had 39.3 in 2004 (3.56% greater than the FEC of Eletroacre in 2015, of 40.71) and decreased progressively to 9.0 in 2015, considering ANEEL's maximum limit and maximum realized to Eletroacre in the period of concession.

Table 83 – Benchmark Evaluation Premises

FEC Evaluated 2015	Benchmark	Years to Benchmark	Evaluated/ Benchmark t0	Evaluated Rate to Benchmark
40.71	Cemar	12	3.56%	-11.86%

Source: ANEEL, Ceres Inteligência Financeira

Table 84 - FEC Benchmark Curve

Benchmark	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Cemar	39.3	32.9	24.6	19.8	16.8	15.1	14.0	11.6	10.9	10.9	11.0	9.0

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 138

FER

Common Analyses to Distributors
The FER indicator (Equivalent Frequency of Complaint) consists of the equivalent frequency of com-
plaints per each thousand of consumption units.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Goal.

The starting point consists of the FER estimates for 2017 and is the result of data of the indicator of each distributor obtained between 2010 and 2016100. The geometric mean of annual variation of the distributor to each distributor between 2010 e 2016 is calculated and the variation is applied over the
FER realized in 2016. (Realized FER Evaluated Distributor 2016)*(1+Geometric Mean FER 2010-
2016 Evaluated Distributor)

The rate of variation of the indicator as of 2018 results from the rate of variation realized by the benchmark private groups101. The indicators from 2010 to 2016 of each benchmark are used to calcu-
late the simple average of the indicator of each established group102. The joint geometric mean per group is applied between years 2012 and 2016103, having (2017 Indicator)*(1+Rate of Variation of
2013-2016 Benchmark Group) and so successively until the indicator achieves the FER goals defined by ANEEL of the evaluated distributions to the years starting in 2017.

The FER goal used is the limit to year 2017 and after that, defined104 by ANEEL to each distributor.
When achieving the goals in the period, distributors stabilize their efforts to improve the indicator. In the long term, companies tend to have indicators equal to the goals estimated to ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the FER goals.

100 FER base of ANEEL Distribution Indicators
101 Companies with geographic proximity to the evaluated distributors
102 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe
103 2012 is the year in which the FER indicators of the groups of private companies are more similar to te average of the indica-
tors of the evaluated distributors. From such common point, we evaluate how the indicator of non-state owned is developed and apply its variation rate to the FER of the evaluated companies
104 Normative Resolution no. 574, dated August 20, 2013

Ceres Inteligência Financeira	139

Specific Analyses of Distributor

Eletroacre achieves the FER limits established by ANEEL throughout the entire period of concession, which makes the distributor to be part of the 75% that achieves the goal.

Table 85 - Realized and Forecasted FER Indicator x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	15.26	12.24	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32
ANEEL Limit	22.00	20.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00
Δ%	-31%	-39%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%

Source: ANEEL, Ceres Inteligência Financeira

Table 86 - Realized and Forecasted FER Indicator x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32	11.32
ANEEL Limit	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00	18.00
Δ%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%

Source: ANEEL, Ceres Inteligência Financeira

Table 87 - Realized and Forecasted FER Indicator x Goal 3 of 3

Dado	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	11,32	11,32	11,32	11,32	11,32	11,32	11,32	11,32	11,32	11,32	11,32
ANEEL Limit	18,00	18,00	18,00	18,00	18,00	18,00	18,00	18,00	18,00	18,00	18,00
Δ%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%	-37%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 140

CERES

Table 88 - Forecasted/Realized FER Indicator X ANEEL Limit 2015-2047

25
20
15
10
5
0
22.00
18.00
15.26
11.32
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

Since 2018, the variation rate of the FER indicator will remain below the indicator potential, observed in the private distributors.

Table 89 – Realized and Potential FER Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-19.79%	-7.52%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-19.79%	-7.52%	-5.23%	-5.23%	-5.23%	-5.23%	-5.23%	-5.23%

Source: ANEEL, Ceres Inteligência Financeira

Celpa and Celtins (Energisa TO) were selected as the FER benchmark of Eletroacre, and the average of their FER variation rates generate the potential of improvement of the evaluated distributor. However, since Eletroacre has a better indicator than the ANEEL limit since the beginning of the period of concession, the consideration is that the distributor maintains its current performance by surpassing the goal defined by the regulatory agency.

Table 90 - FER Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2012	2012	2013	2014	2015	2016
CELPA	**Private 1**	-12.33%	29.3	37.6	23.9	15.4	17.3
CELTINS	**Private 1**	-4.70%	10.1	8.5	5.0	9.8	8.3

Ceres Inteligência Financeira 141

Source: ANEEL, Ceres Inteligência Financeira

Table 91 - FER Realized Benchmark Group

Benchmark	Rate of Variation 2016-2012	2012	2013	2014	2015	2016
Private 1	-10.19%	19.7	23.1	14.5	12.6	12.8

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 142

IASC

Common Analyses to Distributors
The IASC (ANEEL Rating of Consumer Satisfaction) indicator consists of the result of the research of evaluation of the degree of satisfaction of the residential consumer with the provided services.

Its analysis may be divided into three main parts: Starting Point, Indicator Variation Rate, and Meta.

The starting point consists of the IASC estimates for 2017 and also provide data of the indicator of each distributor obtained between 2010 and 2016105. The geometric mean of annual variation of the indicator to each distributor between 2010 and 2016 and applies to the variation over the IASC during
2016. (IASC realized Evaluated Distributor 2016)*(1+Geometric Mean IASC 2010-2016 Evaluated
Distributor)

The rate of variation of the indicator as of 2018 will be originated by the realized variation rate of the benchmark private groups106. The 2010 to 2016 indicators of each benchmark allows for the calcula-
tion of the simple average of the indicator of each group established107. The joint geometric mean is applied per group108 between years 2015 and 2016, with (2017 Indicator)*(1+Variation Rate of the
2015-2016 Benchmark Group) and so successively until the indicator achieves the IASC goals defined by ANEEL for the distributors evaluated for the years as of 2017.

The IASC goal used is the minimum value of 70109 from 2017 and sustained until the end of the con-
cession. When achieving the goals of the period, the distributors stabilize their efforts of improvement of the indicator. In the long term, companies tend to have indicators equal to the goals estimated to
ANEEL. This makes companies tend to achieve the other 75% of the distributors that achieve the
IASC goals.

Specific Analyses of Distributor
Eletroacre will achieve ANEEL’s IASC limit in 2022 and will sustain such position throughout the peri-
od of concession.

105 IASC base of ANEEL Distribution Indicators
106 Companies with geographical proximity to the evaluated distributors
107 Benchmark distributors of the Northern region: Celpa and Celtins (Energisa TO) and benchmark distributors of Northeastern region: Celpe, Cemar, Energisa Paraíba and Energisa Sergipe
108 The variation between 2015 and 2016 is the only one with expressive variation of the IASC indicator between 2010 and
2016. Since as of April 2017 it will count on the composition of the X Factor, we understand that the most recent improvement represents the effort of private companies to meet ANEEL goals
109 PRORET ANEEL Submodule 2.5A

Ceres Inteligência Financeira	143

Table 92 - Realized and Forecasted FER Indicator x Goal 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	45.25	56.49	57.48	63.25	69.61	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	-35%	-19%	-18%	-10%	-1%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 93 - Realized and Forecasted FER Indicator x Goal 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 94- Realized and Forecasted FER Indicator x Goal 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
ANEEL Limit	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00	70.00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 144

CERES INTELIGÊNCIA FINANCEIRA

Table 95 - Forecasted/Realized IASC Indicator X ANEEL Limit 2015-2047

80
70
60
50
40
30
20
10
0
70.00
57.48
45.25
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

The IASC variation rate of the distributor remains below the benchmark potential of private companies as of 2018.

Table 96 – Realized and Potential IASC Variation Rate per Period

Dado	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	24.84%	1.75%	2.57%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	24.84%	1.75%	10.05%	10.05%	10.05%	10.05%	10.05%	10.05%

Source: ANEEL, Ceres Inteligência Financeira

Celpa and Celtins (Energisa TO) were selected as the IASC benchmark of Eletroacre, in which the average of their IASC variation rates generate the potential of improvement of the indicator of the evaluated distributor. Even with speed below the potential, Eletroacre will achieve the ANEEL limits as of 2020 and will sustain such position throughout the period of concession.

Table 97 - IASC Realized Benchmark

Benchmark Distributor	Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
CELPA	**Private 1**	-6.78%	39.9	46.7	47.5	38.1	35.5
CELTINS	**Private 1**	23.39%	66.3	60.7	58.8	48.0	59.2

Ceres Inteligência Financeira 145

Source: ANEEL, Ceres Inteligência Financeira

Table 98 - IASC Realized Benchmark Group

Benchmark	Rate of Variation 2016-2015	2012	2013	2014	2015	2016
Private 1	10.05%	53.1	53.7	53.1	43.0	47.3

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 146

INS

Analyses Common to the Distributors

The INS (Service Level Indicator of Telephone Service) consists of the list of calls answered by the calls received less abandoned.

The INS base of the distributors was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 85%[110]. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The INS targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Distributor reaches the INS target in the entire period of concession.

Table 99 - INS Indicator Realized and Projected x Meta 1 of 3

Dado	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	96,41	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09
ANEEL Limit	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00
Δ%	13%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%

Source: ANEEL, Ceres Inteligência Financeira

Table 100 - INS Indicator Realized and Projected x Target 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09
ANEEL Limit	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00
Δ%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%

[110] PRORET ANEEL Submodule 2.5A

Ceres Inteligência Financeira 147

Source: ANEEL, Ceres Inteligência Financeira

Table 101 - INS Indicator Realized and Projected x Target 3 de 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09	94,09
ANEEL Limit	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00	85,00
Δ%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%	11%

Source: ANEEL, Ceres Inteligência Financeira

Table 102 - INS Indicator Projected/Realized X ANEEL Limit 2015-2047

98
96
94
92
90
88
86
84
82
80
78
0.96
0.94
0.85
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

Realized variation rate of INS is lower than the potential during the concession period:

Table 103 – Realized and Potential Variation Rate of INS per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-2.41%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-2.41%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%	-1.50%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 148

As INS benchmark of Eletroacre, Celpa and Celtins (Energisa TO) were selected. The average of their INS variation rates generates the indicator improvement potential of the distributor evaluated. As Eletroacre reaches ANEEL limits in the beginning of the concession period and keeps it until the end, the variation rate of the benchmarks is not applied,.

Table 104 - INS Realized Benchmark

Benchmark Distributor	Benchmark	Variation Rate 2016-2013	2012	2013	2014	2015	2016
CELPA	Outsourced 1	-2.18%	89.6	92.3	82.0	82.6	86.4
CELTINS	Outsourced 1	-0.84%	91.5	96.3	91.9	84.9	93.9

Source: ANEEL, Ceres Inteligência Financeira

Table 105 – Group of Benchmark of INS Realized

Benchmark	Variation Rate 2016-2013	2012	2013	2014	2015	2016
Outsourced 1	-1.50%	90.5	94.3	87.0	83.7	90.2

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 149

CERES
INTELIGÊNCIA FINANCEIRA

IAb

Analyses Common to the Distributors

The IAb (Indicator of Telephone Service Abandonment) consists of the list of calls abandoned by the calls received less abandoned.

The IAb base of the distributors evaluated was reviewed and they noticed that the indicators improved from 2010 and 2016, reaching in 2016 the minimum levels required by ANEEL of 4%[111]. Therefore, they deemed that in 2017 the distributors evaluated have kept the levels of indicator in 2016.

The IAb targets of ANEEL have been perpetuated from 2017 to 2047. The companies have kept the levels established by ANEEL and become part of the group of remaining distributors – 75% - that reached the target in the period.

Specific Analyses of the Distributor

Distributor reaches the IAb target in the entire period of concession.

Table 106 - Realized and Projected IAb Indicator x Target 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	1,16	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
ANEEL Limit	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00
Δ%	-71%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%

Source: ANEEL, Ceres Inteligência Financeira

Table 107 - Realized and Projected IAb Indicator x Target 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
ANEEL Limit	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00
Δ%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%

[111] PRORET ANEEL Submodule 2.5A

Ceres Inteligência Financeira 150

CERES INTELIGÊNCIA FINANCEIRA

Source: ANEEL, Ceres Inteligência Financeira

Table 108 - Realized and Projected IAb Indicator x Target 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50	1,50
ANEEL Limit	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00	4,00
Δ%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%	-63%

Source: ANEEL, Ceres Inteligência Financeira

Table 109 - Projected/Realized INS Indicator X ANEEL Limit 2015-2047

0.05
0.04
0.04
0.03
0.03
0.02
0.02
0.01
0.01
0.00
0.04
0.02
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

The realized variation rate of IAb is equal to zero during the concession period as it is better than the Target established by ANEEL.

Table 110 – Realized and Potential Variation Rate of IAb per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47

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INTELIGÊNCIA FINANCEIRA

Realized	29.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	29.31%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Source: ANEEL, Ceres Inteligência Financeira

As IAb benchmark of Eletroacre, Celpa and Celtins (Energisa TO) were selected. The average of their IAb variation rates generates the potential indicator improvement of the distributor evaluated. As Eletroacre reaches ANEEL limits in the beginning of the concession period and keeps it until the end, the variation rate of the benchmarks is not applied.

Table 111 – Benchmark of IAb Realized

Benchmark Distributor	Benchmark	Variation Rate 2016-2015	2012	2013	2014	2015	2016
CELPA	**Outsourced 1**	-18.15%	0.9	1.7	3.0	3.3	2.7
CELTINS	**Outsourced 1**	-29.56%	1.3	0.6	1.7	2.0	1.4

Source: ANEEL, Ceres Inteligência Financeira

Table 112 – Group of Benchmark of IAb Realized

Benchmark	Variation Rate 2016-2015	2012	2013	2014	2015	2016
Outsourced 1	21.51%	1.1	1.1	2.4	2.6	2.0

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 152

ICO

Analyses Common to the Distributors
The ICO (Busy Call Indicator of Telephone Service) refers to the list of busy calls over offered.

Its analysis can be divided into three main parts: Starting Point, Indicator Variation Rate and Target.

The starting point consists of the ICO estimates for 2017, which derives from indicator data of each distributor obtained from 2010 to 2016112. The average is calculated by excluding the missing data113 from 2010 to 2016.

The indicator variation rate from 2018 to 2022 is calculated based on the variation of indicators obtained by the groups of benchmark of the outsourced distributors114. By using the indicators from
2010 to 2016 of each benchmark, the simple indicator average is calculated for each group established. The joint geometric average is applied per group from 2012 to 2016115, in which we have
(Indicator 2017)*(1+Variation Rate of the Group of Benchmarks 2012-2016) and so on until the indicator reaches the targets defined by ANEEL of the distributors evaluated for the years starting in
2017 of ICO.

Between 2023 and 2027 the distributor speed is adjusted116 to reach the target established by
ANEEL117 for 2027. This is possible thanks to the maturity that the new concessionaire acquires during the period in the company management, which allows them an improvement rate faster than that verified in the recent period by the benchmark of the outsourced distributors. Subsequently, the speeds are adjusted to the speed verified by the outsourced distributors.

The ICO target used is the maximum amount of 2%118 from 2015, which is kept to the concession end.
While reaching the targets of the period, the distributors stabilized their improvement efforts of the indicator. In the long run, the companies tend to show indicators equal to the targets estimated for
ANEEL. This leads the companies to reach the remaining 75% of distributors that reach the ICO targets.

112 ICO base of Distribution Indicators of ANEEL
113 The year of 2016 and other points along the historical series present missing data, reason which the average reference checked in the period was used
114 Companies geographically located near the distributors evaluated
115 The interval with longer historic period was used, without missing data among the benchmark outsourced
116 Speed near that checked by the outsourced companies will be presente din the specific analysis for each distributor
117 Estimated by Ceres as it will be addressed below
118 PRORET ANEEL Submodule 2.5A

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CERES INTELIGÊNCIA FINANCEIRA

Specific Analyses of the Distributor

Eletroacre reaches the ICO limit established by ANEEL from 2021 and keeps it during the concession period.

Table 113 - Realized and Projected ICO Indicator x Target 1 of 3

Data	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
Realized	0,03	0,00	3,68	3,03	2,49	2,05	2,00	2,00	2,00	2,00	2,00
ANEEL Limit	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00
Δ%	-99%	-100%	84%	51%	25%	3%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 114 - Realized and Projected ICO Indicator x Target 2 of 3

Data	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Realized	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00
ANEEL Limit	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Table 115 - Realized and Projected ICO Indicator x Target 3 of 3

Data	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Realized	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00
ANEEL Limit	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00	2,00
Δ%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 154

Table 116 - Projected/Realized ICO Indicator X ANEEL Limit 2015-2047

4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
3,68
2,49
2,00
2,00
0,03
15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47
Realizado
Limite ANEEL

[Keyword: Realized; ANEEL Limit]

Source: ANEEL, Ceres Inteligência Financeira

The ICO variation rate of the distributor, in absolute values, has variation intensity softer than the potential from 2018.

Table 117 –Realized and Potential ICO Variation Rate per Period

Data	16/15	17/16	18-22	23-27	28-32	33-37	38-42	43-47
Realized	-	-	-9.85%	0.00%	0.00%	0.00%	0.00%	0.00%
Potential	-	-	-17.70%	-17.70%	-17.70%	-17.70%	-17.70%	-17.70%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 155

As ICO benchmark of Eletroacre, Celpa and Celtins (Energisa TO) were selected. The average of their ICO variation rates generates the potential indicator improvement of the distributor evaluated. Eletroacre reaches ANEEL limits from 2021 with a variation rate lower than that verified by the average of Celpa and Celtins.

Table 118 – Benchmark of ICO Realized

Benchmark Distributor	Benchmark	Variation Rate 2016-2012	2012	2013	2014	2015	2016
CELPA	Outsourced 1	8.41%	1.0	0.7	3.4	3.0	1.3
CELTINS	Outsourced 1	-60.53%	2.1	0.1	0.1	0.4	0.1

Source: ANEEL, Ceres Inteligência Financeira

Table 119 – Group of Benchmark of ICO Realized

Benchmark	Variation Rate 2016-2012	2012	2013	2014	2015	2016
Outsourced 1	-17.70%	1.5	0.4	1.7	1.7	0.7

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 156

CERES

X Factor Forecast

Considerations Commons to the Distributors

The X Factor tries to keep the balance established in the tariff revision between revenue x effective expenses for the subsequent tariff repositioning. It transfers to the consumer the potential gains of productivity of the electrical distribution segment.

It is formed by three components[119]:

$\textbf{Factor } \boldsymbol{X} = \boldsymbol{Pd} + \boldsymbol{Q} + \boldsymbol{T}$ in which,

$\boldsymbol{Pd}$: Gains of productivity of distribution;

$\boldsymbol{Q}$: Technical and commercial quality of the service provided to the consumer;

$\boldsymbol{T}$: Trajectory of operating costs.

Pd Factor

The ***Pd*** is calculated by the following formula:

$Pd\ (i) = PTF + 0{,}14 \times (\Delta MWh(i) - \Delta MWh\ average) - 0{,}04 \times (\Delta UC(i) - \Delta UC\ \text{average})$, where

PTF: Average productivity of the distribution segment of 1,53% a.a.;

ΔMWh(i): Annual average market variation of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔMWh: Annual average variation of the distributor market of 4.65% a.a.;

ΔUC(i): Annual average variation of the number of consuming units invoices of the concessionaire i, between the prior tariff revision and the tariff revision in progress;

Average ΔUC: Annual average variation the number of consuming units invoices of 3.39% a.a.

[119] ANEEL PRORET Submodule 2.5 v2.0

Ceres Inteligência Financeira 157

The PTF values, Annual average variation of the distributor market and Annual average variation of the number of consuming units were maintained during concesion, starting May/15, date on which they became valid.

The values DMWh(i) and DUC(i) were calculated according to the forecast of demand and specific consuming units per consumption class of each distributor evaluated and are discussed in the chapter of Demand Forecast of this document.

Finally, we outline that according to the official letter no. 113/2017-DR/ANEEL120 in its “Clause
Nineteenth – Transitory Provisions”, Subclause Three, the value of Pd component will be defined as zero121 between the agreement execution ate and the first subsequent ordinary tariff revision.

Q Factor

The Q Component of the X Factor composed by portions of technical and commercial quality
according to the following equation: = 0,70.QTechnical + 0,30 QCommercial.	.

The technical component is composed by the indicators DEC (Equivalent Duration of Interruption per
Consuming Unit) and FEC (Equivalent Frequency of Interruption per Consuming Unit).

The commercial component is composed by the indicators of FER (Equivalent Frequency of
Complaint), IASC (ANEEL Index of Consumer’s Satisfaction), INS (Telephone Service Level Indicator),
IAb (Telephone Service Abandonment Indicator) and ICO (Busy Call Indicator of Telephone Service).

These commercial and technical indicators are discussed in further details in the chapter “Quality
Indicators” and take into account, among others, the provisions of the Technical Note 149/2017-
SEM/SGT/SRD/SFF/ANEEL, of Sep 8, 2017, case 48500.002667/2017-99.

Considerations about the T Factor
The description and dates used for this component are discussed in the chapter that addresses
Operating Costs and PMSO (Personnel, Materials, Services of Outsources and Others). We outline that during evaluation, between the agreement execution and the first ordinary subsequent tariff revision, its value was deemed zero122, as provided in the Technical Note no. 88/2017-
SEM/SGT/SRD/ANEEL123.

120 On May 3, 2017, case 48510.000502/2017-00
121 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99
122 Also provided in the Technical Note 149/2017-SEM/SGT/SRD/SFF/ANEEL on Sep 8, 2017, case 48500.002667/2017-99
123 On May 24, 2017, case 48500.002667/2017-99

Ceres Inteligência Financeira		158

Specific Analyses of the Distributor

Below are the results for Eletroacre of the X Factor and each of its components in each tariff revision.

Figure 11 – Composition and Evolution of the X Factor Components

0,32%
0,37%
0,98%
0,98%
0,98%
0,99%
0,99%
0,99%
(0,32%)
(0,08%)
(0,30%)
(1,56%)
2019
2023
2028
2033
2038
2043
2048
Pd %
Q %
T %

Source: Ceres Inteligência Financeira

Table 120 – Evolution and Impact of the X Factor Components

Factor X	2019	2023	2028	2033	2038	2043	2048
Pd %	0.00%	0.98%	0.98%	0.98%	0.99%	0.99%	0.99%
Q %	(0.32%)	(0.08%)	(0.30%)	0.00%	0.00%	0.00%	0.00%
T %	0.00%	(1.56%)	0.32%	0.37%	0.00%	0.00%	0.00%
Total X Factor %	(0.32%)	(0.66%)	1.00%	1.36%	0.99%	0.99%	0.99%
Total (R$ '000)	(730)	(2,483)	5,121	10,647	10,628	15,337	21,585

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 159

Calculation of the Regulatory WACC and Discount Rate

Calculation of the WACC Rate

ANEEL calculates the Weighted Average Cost of Capital (WACC) used in the calculation of the Capital Remuneration (RC) of the distributor, which composes the Portion B. The table below shows the real WACC before taxes and the real WACC after taxes calculated for the years of tariff revision.

Table 121 – Calculation of Regulatory WACC

	Real WACC before taxes	Real WACC after taxes
2019	11.83%	7.81%
2023	12.08%	7.97%
2028	12.08%	7.97%
2033	11.24%	7.42%
2038	10.98%	7.25%
2043	11.07%	7.30%
2048	11.23%	7.41%

Source: Ceres Inteligência Financeira.

Ceres Inteligência Financeira 160

CERES

Calculation of Ke and WACC of Market

Cost of equity (Ke)

The cost of equity was calculated according to the methodology already presented in this document. With that, the composition of the cost of equity (Ke) found for the company evaluated can be viewed equivalently in the following table. The rates, however, were forecast year by year during the entire concession period, according to the annex.

Table 122 – Calculation of the Cost of equity (Ke)

Cost of Equity (Capital Asset Pricing Model)	10.77%
Income tax (Ke)	-
Income tax (Beta and WACC)	34.00%
Debt to Equity (D/E)	95.16%
Beta Deleveraged	0.68
Beta Releveraged	1.10
Market Risk Premium	4.5%
Size Premium	-
Free of Risk Rate (T-Bonds)	2.49%
Country Risk	3.34%
Exchange Risk	4.17%
Consumer Price Index (CPI)	2.30%
Wide Consumer's Price Index (IPCA)	4.23%
Interbanking Deposit Certificate (Future DI)	10.33%
Fra of Exchange Coupon (FRC)	5.91%
Cost of equity (Ke) Nominal	**15.46%**
Cost of equity (Ke) Nominal Free of Taxes	**15.46%**
Cost of equity (Ke) Real Free of Taxes	**10.77%**

Source: Ceres Inteligência Financeira, based on the electronic domains Yahoo Finance (Bonds Center), CVM, SEC, Database Damodaran, BM&F Bovespa (Daily Bulleting and Auction System), The Puget Sound Economic Forecaster and Bacen (Focus – Market Expectations)

Ceres Inteligência Financeira 161

Cost of Capital of Third Parties (Kd)

The Cost of Capital of Third Parties is obtained through the weighted average of the gross debt (2011-2016) of the companies used for beta calculation, weighted by the percentage relation between the Cost of Debt and DI of the respective year of the same companies. Subsequently, this percentage relation between the Cost of Debt and DI is multiplied by the CDI forecast for the desired year. Finally, the inflation and taxes are discounted so as to reach the actual Kd free of taxes.

The Cost of Capital of Third Parties (Kd) found was of 8.61% a.a. in nominal terms Net of Taxes. This parameter is discounted by the inflation so as to reveal the interest rate in real terms. For the Brazilian inflation, the forecast of the Wide National Index of Consumer Prices (IPCA) was considered.

Table 123 – Financial Structure of the Companies

Equatorial	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	502,149	176,455	166,693	216,644	517,214	662,137	906,589	869,308
Short Term Debt	760,769	257,092	342,185	818,280	175,208	970,716	852,690	986,951
Long Term Debt	3,128,378	1,084,609	1,127,211	2,257,395	3,050,429	3,404,177	3,082,448	3,847,440
Average Balance	3,194,798		1,405,549	2,272,536	3,150,656	3,800,265	4,155,016	4,384,765
Cost of Debt	**17.42%**		11.86%	9.53%	16.42%	17.42%	21.82%	19.83%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	**147.82%**		102%	114%	204%	161%	165%	142%

Coelce	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	166,184	159,541	134,465	163,869	133,031	167,313	207,716	197,354
Short Term Debt	249,390	261,468	236,280	187,617	147,976	131,530	395,797	384,031
Long Term Debt	854,297	581,441	859,146	766,154	774,042	1,134,099	901,531	695,660
Average Balance	1,082,579		969,168	1,024,599	937,895	1,093,824	1,281,479	1,188,510
Cost of Debt	**15.45%**		13.87%	15.99%	14.18%	15.30%	16.21%	16.61%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.75%**		120%	190%	176%	141%	122%	119%

Ampla rj	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	296,019	213,405	195,242	195,848	189,529	208,424	375,456	694,226
Short Term Debt	341,985	450,098	567,248	248,710	106,444	209,042	355,388	790,340
Long Term Debt	1,778,949	797,854	844,324	1,107,447	1,419,582	1,599,493	2,329,232	2,438,990
Average Balance	1,837,592		1,329,762	1,383,865	1,441,092	1,667,281	2,246,578	2,956,975
Cost of Debt	**16.86%**		14.68%	14.15%	13.15%	12.50%	16.71%	23.48%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/Di	**144.63%**		127%	169%	163%	116%	126%	168%

Eletrobras	Average	2010	2011	2012	2013	2014	2015	2016
Financial Expenses	7,209,741	2,789,800	2,848,884	3,130,611	3,256,398	7,918,149	17,896,207	12,628,136
Short Term Debt	4,486,314	2,105,674	5,014,281	4,764,074	1,982,569	5,257,263	4,581,674	5,845,989
Long Term Debt	38,744,462	32,283,838	38,885,727	45,613,253	30,712,400	35,041,785	42,379,060	39,975,814
Average Balance	42,389,624		39,144,760	47,138,668	41,536,148	36,497,009	43,629,891	46,391,269
Cost of Debt	**18.75%**		7.28%	6.64%	7.84%	21.70%	41.02%	27.22%
Average DI		9.75%	11.60%	8.40%	8.06%	10.81%	13.24%	14.00%
Cost of Debt/DI	**157.33%**		63%	79%	97%	201%	310%	194%

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Source: Ceres Inteligência Financeira.

Table 124 - Enterprise Value and Company Debt

Company	Cost of Debt	Gross debt	Ev	Debt To equity Pl	Debt/Dl	Debt To Equity MC
Eletropaulo	15.27%	3,099,172.60	4,305,981.92	92.39%	137.81%	99.91%
CELESC	17.13%	762,892.40	1,078,106.91	6.91%	158.42%	14.51%
Equatorial	17.42%	3,889,146.80	8,555,543.67	67.63%	147.82%	37.58%
Coelce	15.45%	1,103,687.40	4,276,685.55	53.13%	144.75%	28.20%
Ampla rj	16.86%	2,120,933.60	6,222,435.72	76.74%	144.63%	43.05%
Eletrobras	18.75%	43,230,776.20	55,199,995.15	85.51%	157.33%	309.90%

Source: Ceres Inteligência Financeira.

Table 125 – Weighted Cost of Debt used for the composition of Kd

Weighted Cost of Debt/Di	154.79%

Source: Ceres Inteligência Financeira.

Table 126 - CDI Bradesco Forecast

Bradesco Forecast	2017	2018	2019	2020	2021	2022
CDI – end of period	8.43%	8.38%	8.38%	7.88%	7.88%	7.88%

Source: Ceres Inteligência Financeira.

With that, the Cost of Equity of Third Parties (Kd) obtained was of 4.20% a.a., in real terms and net of fiscal benefits as can be seen below:

Table 127 – Calculation of Kd Cost

Cost of Debt	4,20%
Cost of equity of Third Parties (Kd) Nominal	13.05%
Cost of equity of Third Parties (Kd) Nominal Net of IR	8.61%
Cost of equity of Third Parties (Kd) Real Net of IR	**4.20%**

Source: Ceres Inteligência Financeira.

Weighted Average Cost of Capital (WACC)

The WACC is obtained by weighing the own costs of equity and of third parties and their respective interest percentages in the company capital structure, considering the tax benefit of the debt in case of capital of third parties. The capital structure used was the same used by ANEEL in the Proret Submodule 2.4.

The Weighted Average Cost of Capital (WACC) calculated was of 7.57% a.a. in real terms as it can be seen below.

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Table 128 – Calculation of the Weighted Average Cost of Capital (WACC)

Weighted Average Cost of Capital	Average	*2017*	*2018*	*2019*	*2020*	*2025*	*2030*
Shareholder's Weight (We)	**51.24%**	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
Debt Weight (Wd)	**48.76%**	48.76%	48.76%	48.76%	48.76%	48.76%	48.76%
Cost of Equity (Ke) Real	**10.77%**	11.73%	10.16%	10.18%	10.42%	10.84%	10.79%
Cost of Equity of Third Parties (Kd) Real	**4.20%**	4.25%	4.09%	4.27%	4.19%	4.20%	4.20%
WACC Real	**7.57%**	**8.09%**	**7.20%**	**7.30%**	**7.39%**	**7.60%**	**7.58%**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 164

Irrecoverable Revenues

Analyses Common to the Distributors
The irrecoverable revenues evaluated are the value invoiced that had not been received up to certain set date. Irrecoverable revenue is that deemed the indicator average: (value invoiced not received in the period t)/(total value invoiced in the period t), from the 49th to the 60th month prior to the base date.

The analysis can be divided into three main parts: an estimate for 2017, a variation rate of the indicators along the concession period and the target established.

To assess the indicator level in 2017, the medium value of the indicator was calculated for the base date of Dec/16. For each consumption class, the total value invoiced in the 60 prior months124 was assessed as well as the total value not received of such respective months in relation to the base date of Dec/16125.

The medium value was calculated between the value invoiced not received over the total value invoiced between the months of Dec/11 and Nov/12 inclusive, reaching the value of irrecoverable revenues on the base date of Dec/16.

The percentage of annual variation proposed by ANEEL in the indicator between 3CRTP and 2CRTP was applied to the value of Dec/16, reaching the value estimated for Dec/17. Thus, it was concluded that the company reached the variation forecast by the regulating body.

In relation to the variation rate after 2017, between 2017 and 2020, it was concluded that the variation rate proposed by ANEEL between 3CRTP and 2CRTP carries on being reached, completing a period of four years in this variation rate, according to initial forecast of ANEEL.

From 2021, the variation rate considered is that proposed in the variation from 4CRTP to 3CRTP.
Such order of variations is chosen based on the difference of the rates initially proposed by the regulating body. The variation from 3CRTP to 2CRTP in average is softer than that proposed from
4CRTP to 3CRTP. It is agreed that the default levels need time to be deeply changed and, therefore, a less accelerated rate was used in the 3 first years of concession and a more accelerated rate was applied in the subsequent years.

124 Data obtained from the distributors also made available for ANEEL. Period prior to the base date considered from Dec/11 to
Nov/16
125 Considering Dec/16, when what was invoiced, e.g.; in Jan/15, has not yet been received by the distributor

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The rate of irrecoverable revenues is stabilized when it reaches the target established by ANEEL in 4CRTP. If the company indicator has been lower than the target of the regulating body since the beginning, such default level lower than the target has perpetuated.

The reference target is the rate of irrecoverable revenues established by ANEEL for 4CRTP[126]

Specific Analyses of the Distributors

Table 129 – Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2016-2027 (%)

Consumption Class	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Target
Household	4.23	4.05	3.88	3.71	3.55	3.16	2.81	2.51	2.36	2.36	2.36	2.36	2.36
Industrial	4.21	4.13	4.05	3.97	3.89	3.81	3.74	3.66	3.59	3.52	3.45	3.38	1.69
Commercial	2.04	2.03	2.03	2.02	2.02	1.85	1.70	1.56	1.44	1.32	1.21	1.11	0.78
Rural	6.97	6.86	6.76	6.66	6.56	6.21	5.87	5.55	5.25	5.04	5.04	5.04	5.04
Public Power	2.51	2.31	2.13	1.96	1.81	1.53	1.29	1.09	0.93	0.78	0.66	0.56	0.19
Public Lighting	11.49	10.54	9.67	8.87	8.14	6.62	5.38	4.37	3.56	2.89	2.35	1.91	0.31
Public Service	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.25
Others	3.86	3.59	3.34	3.11	2.89	2.39	1.98	1.64	1.36	1.13	0.94	0.78	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 130 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2028-2037 (%)

Consumption Class	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Target
Household	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	3.31	3.25	3.18	3.12	3.06	3.00	2.94	2.88	2.83	2.77	1.69
Commercial	1.02	0.94	0.86	0.79	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.47	0.40	0.34	0.29	0.24	0.20	0.19	0.19	0.19	0.19	0.19
Public Lighting	1.55	1.26	1.03	0.83	0.68	0.55	0.45	0.36	0.31	0.31	0.31
Public Service	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.25
Others	0.64	0.53	0.44	0.37	0.30	0.25	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

[126] ANEEL PRORET Submodule 2.2 v1.0, v1.1 e v2.0

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Table 131 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2038-2047 (%)

Consumption Class	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047	Target
Household	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	2.72	2.66	2.61	2.56	2.51	2.46	2.41	2.36	2.31	2.27	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.14	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 132 - Curve of Irrecoverable Revenues per Consumption Class of the Distributor 2048-2052 (%)

Consumption Class	2048	2049	2050	2051	2052	Target
Household	2.36	2.36	2.36	2.36	2.36	2.36
Industrial	2.22	2.18	2.14	2.09	2.05	1.69
Commercial	0.78	0.78	0.78	0.78	0.78	0.78
Rural	5.04	5.04	5.04	5.04	5.04	5.04
Public Power	0.19	0.19	0.19	0.19	0.19	0.19
Public Lighting	0.31	0.31	0.31	0.31	0.31	0.31
Public Service	0.14	0.14	0.14	0.14	0.14	0.25
Others	0.24	0.24	0.24	0.24	0.24	0.24

Source: ANEEL, Ceres Inteligência Financeira

Table 133 – Distribution of Total Invoicing and Not Received (in R$ '000)

Consumption Class	∑ month 49-60 Invoiced Not Received	∑ month 49-60 Total Invoiced	% Not Received
Residential	9,816	218,068	4.50%
Industrial	1,180	24,291	4.86%
Commercial	2,248	111,751	2.01%
Rural	1,133	15,394	7.36%
Public Power	1,803	67,256	2.68%
Public Lighting	2,006	12,794	15.68%
Public Service	34	5,609	0.60%
Total	18,221	455,164	4.00%

Source: ANEEL, Ceres Inteligência Financeira

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Table 134 - Targets ANEEL per Regulatory Cycle

Consumption Class	2CRTP	3CRTP	4CRTP	Δ% 3CRTP/2CRTP	Δ% 4CRTP/3CRTP
Residential	0.66%	0.89%	1.14%	34.85%	28.09%
Industrial	0.86%	0.79%	0.78%	-8.14%	-1.27%
Commercial	0.88%	0.87%	0.55%	-1.14%	-36.78%
Rural	1.49%	1.40%	1.07%	-6.04%	-23.57%
Public Power	1.38%	0.89%	0.20%	-35.51%	-77.53%
Public Lighting	1.07%	0.67%	0.01%	-37.38%	-98.51%
Public Service	0.34%	0.36%	0.02%	5.88%	-94.44%
Others	0.93%	0.64%	0.08%	-31.18%	-88.02%

Source: ANEEL, Ceres Inteligência Financeira

Ceres Inteligência Financeira 168

Loss Forecast

The electrical distribution system losses are divided into two categories: Basic Network losses and
Distribution Network losses. It its turn, the Distribution Network losses are divided into Technical
Losses and Non-Technical Losses.

The Basic Network loss consists of the energy loss in the physical processes occurring between generation to the distribution system. Such loss costs are divided equally between the generator and distributor, with each company assuming 50% of the Basic Network loss. The Technical Loss consists of the energy loss inherent to the electric power transport, voltage transformation and energy measurement. They can be deemed as the consumption of equipment employed in the energy distribution. The Non-Technical Losses correspond to the difference between total losses and technical losses. The remaining losses are associated to the distribution system (e.g; energy robbery, measurement error, invoicing error, etc.). These are losses related to the commercial management of the distributors.

The model is forecast in loss percentage in the energy invoiced (deemed equivalent to the energy injected in the projections of this work) for the Technical Losses and in the Basic Network and loss percentage in the low voltage market for the Non-Technical Losses, as established by the submodule
2.6 of PRORET.

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Technical Loss and Loss in the Basic Grid

The regulatory loss consists in the amounts of efficient loss defined as a target for the distributor in the tariff review period. It has been assumed that the actual Loss in the Basic Grid and the Technical Loss will be equal to the calculated regulatory ones. The Technical Loss was calculated by ANEEL[127] in the last tariff review cycle in 2013, and considered the physical characteristics of the distribution system and the distributors´ equipment. The actual Loss in the Basic Grid is calculated monthly by CCEE[128] and the regulatory amount is provided by the average of the measurements in the last 12 months and the amount from the last tariff adjustment in 2016 was used. As the amounts of Technical Loss and Loss in the Basic Grid are not related to the distributor´s activity and its distributed power administration, but to physical processes and the characteristics of the used equipment, it was defined that for both indicators, the regulatory and the actual amounts will remain constant and equal along the period.

Table 135 – Level of Technical Loss and Loss in the Basic Grid.

% Loss/ Injected Power	
Technical Loss	Loss in the Basic Grid
9.85%	2.48%

Source: Ceres Inteligência Financeira based on data from CCEE and ANEEL

[127] Data obtained from SAMP, disclosure source defined by submodule 2.6 of PRORET
[128] Data available in SPARTA, file from the last tariff adjustment (2016)

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Non-Technical Losses

The track record of regulatory Non-Technical Losses is defined in two different periods.

1. From 2017 to 2023: Non-Technical Losses defined at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL;
2. As of 2023: Loss decrease curve until it reaches the regulatory goal.

For the period ranging from Nov/2017 to Nov/2023 the regulatory levels were maintained at the level of the regulatory losses listed at NT 149/2017-SRM/SGT/SRD/SFF/ANEEL, equivalent to 18.79%.

As of Nov/2023, the calculation method of the regulatory loss curve was according to the definitions described in the sub-module 2.6 of PRORET. Calculation occurs every tariff review procedure and takes into account three factors: goal, track record up to goal and the regulatory loss decrease thresholds. The goal is calculated based on the analysis of the benchmarking comparative pattern, in which a company is set to serve as comparison basis considering its size and an indicator provided by ANEEL which is the social-economic complexity of the region where the utility is located. After the comparative analysis of the listed companies and EletroAcre, its benchmarking was defined to be COELBA. After defining the benchmarking company, the goal is calculated using the metric specified in the text of sub-module 2.6 of PRORET:

Figure 12 – Goal Calculation by Benchmark Comparison

$$Meta_{(i,j)} = Prob_{(i,j)} \times P_{bench} + [1 - Prob_{(i,j)}] \times P_{(i)} \quad (5)$$

onde:
$Meta_{(i,j)}$: *Meta de perdas da empresa i [%], conforme o modelo j;*
$Prob_{(i,j)}$: *Probabilidade de o benchmark estar em área de concessão mais complexa, conforme o modelo j;*
P_{bench}: *percentual de perdas não técnicas sobre o mercado de baixa tensão praticado pela empresa benchmark; e*
$P_{(i)}$: *percentual de perdas não técnicas sobre o mercado de baixa tensão praticado pela empresa i.*

[Keyword:

where:
$Goal_{(i,j)}$: Goal of losses for company i [%], as per pattern j;
$Prob_{(i,j)}$: Probability that benchmark is within more complex concession area, as per pattern j;
P_{bench}: non-technical loss percentage over the low-voltage market practiced by benchmark company; and
$P_{(i)}$: non-technical loss percentage over the low-voltage market practiced by company i.]

Source: Sub-module 2.6 of PRORET

The indicative value of probability that the benchmark is in a more complex concession area is provided by ANEEL at the PRORET and calculated according to three different statistical patterns. The goal

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considered is the average of the goal calculated in each statistical pattern. After the goal for the next year's tariff review is defined, the annual decrease of regulatory losses is analyzed. If the annual loss decrease required to reach the goal set forth by the benchmark comparison pattern exceeds the regulatory loss decrease threshold set at PRORET, the annual regulatory loss decrease is construed to take place by the threshold, and, otherwise, the goal is kept for the next tariff review with the track record over years being defined by the straight-line method. When the Regulatory Non-Technical Loss reaches 7.5% there is no more track record to decrease the regulatory levels, as determined by PRORET.

Table 136 – Projected Regulatory Losses 1 of 3

Regulatory Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	18.79%	18.79%	18.79%	18.79%	18.79%	18.79%	10.68%	10.62%	10.56%	10.51%	10.45%
Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

Table 137 – Projected Regulatory losses 2 of 3

Regulatory losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	9.78%	9.15%	8.57%	8.02%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

Table 138 – Projected Regulatory losses 3 of 3

Regulatory losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

For projecting effective Non-Technical Losses, three different perspectives were considered: starting point, track record and goal. The starting point was construed as the non-technical loss occurred in 2016, obtained in the utility's energetic balance sheet.

The goal set is the level of Non-Technical Losses practiced by the benchmark company considered when calculating the goal of regulatory losses, in this case, the levels practiced by COELBA which is 5.05%. The loss value practiced by the benchmark company was obtained through the SAMP basis.

In relation to track record of annual loss defining the loss decrease speed up to the defined efficiency level, the track record was used to reach the loss efficiency noted in the selected benchmark company, CEMAR – Companhia Energética do Maranhão. The company was chosen based on the fact that

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CEMAR already holds an efficient level of Non-Technical Losses and has recently been through the privatization process. Out of the possible benchmark companies analyzed, CEMAR was the best fit, since: CELPA and CELPE had no efficient loss levels in 2016; COSERN has increasingly low loss levels not similar to the levels practiced by the utilities, as well as it does not have a track record for linear loss decrease; and ENERGISA PARAÍBA has losses decreased at highly aggressive levels which would not be factual for the analyzed utilities.

Table 139 – Annual Loss Decrease Rate Definition: Benchmark Company CEMAR

Benchmark Company	PNT/EI actual 2008	PNT/EI actual 2013	PNT/EI actual 2016	CAGR 08/13	PNT/EI Regulatory 2013	PNT/EI Regulatory 2016
CEMAR	16.28%	9.35%	8.10%	0.8951	9.89%	9.77%

Source: Ceres Inteligência Financeira, based on information provided by SAMP

The starting point of the actual Non-Technical Loss track record (realized 2016) is 25.57% over the Low-Voltage market.

Table 140 – Starting Point and Goal of Non-Technical Losses

% Losses/ Low-Voltage Market		
Non-Technical Losses EletroAcre in 2016	Non-Technical Losses *Benchmark* in 2016	Year regulatory level is reached
25.57%	5.05%	2024

Source: Ceres Inteligência Financeira, based on information provided by SAMP andVoto[129] by ANEEL

The projected actual Non-Technical Losses were defined as follows:

Table 141 – Projected Actual Losses 1 of 3

Actual Losses %	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	22.89%	20.49%	18.34%	16.42%	14.69%	13.15%	11.77%	10.54%	9.43%	8.44%	7.56%
Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

Table 142 – Projected Actual Losses 2 of 3

Actual Losses %	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	6.76%	6.05%	5.42%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%

[129] Vote of Proceeding 48500.004245/2016-77 of ANEEL

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Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

Table 143 – Projected Actual Losses 3 of 3

Actual Losses %	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Technical Losses (PT/EI)	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%	9.85%
Non-Technical Losses (PNT/BT)	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%	5.05%
Losses at Basic Grid(PB/EI)	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%	2.48%

Source: Ceres Inteligência Financeira

Figure 13 – Evolution of Non-Technical Losses (%/ Low-Voltage Market)

25%
20%
15%
10%
5%
0%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
PNT Regulatória
PNT Real

[Keyword: Regulatory NTL; Actual NTL]

Source: Ceres Inteligência Financeira

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Variation of the Required Working Capital

Initial balances of the operating assets and liabilities accounts in Dec/16 were calculated in the financial statements and complemented by the Due Diligence of B service as seen in the report "Product 5: Accounting-Capital Due Diligence Report / Companhia de Eletricidade do Acre – Eletroacre". Accounts selected by the Accounting-Capital Due Diligence as components of the Company's Net Working Capital, considered as benchmark balances in this appraisal study, are included into the following table.

Table 144 – Initial Balances of the Working Capital

Net Working Capital (R$'000)	Dec/15	Dec/16
Customers – CP	100,757	85,139
Taxes and social contributions - CP	7,593	7,643
Reimbursement right - CP	84,655	103,458
Inventories	1,883	2,226
Regulatory assets - CP	41,765	104,265
Other assets - CP	22,376	41,872
Suppliers - CP	(210,742)	(258,015)
Taxes and contributions	(31,834)	(52,495)
Reimbursement obligations - CP	(13,259)	-
Regulatory liabilities - CP	(29,509)	(69,983)
Sectorial charges - CP	(7,042)	(20,157)
Estimated liabilities	(4,417)	(7,209)
Other liabilities - CP	(25,711)	(18,431)
Reported Net Working Capital	**(63,485)**	**(81,687)**
1 CCC balance to be returned received in excess	13,259	-
2 CCC balances receivable overdue and divided into installments	NQ	NQ
3 Overdue Suppliers	NQ	203,047
4 Collectable taxes divided into installments CP	-	12,368
5 New rating of related parties	(892)	(539)
6 Other liabilities - CP	3,717	4,967
New rating between working capital and net indebtedness	**16,084**	**219,843**
Adjustments proposed by due diligence	**(23,383)**	**(20,262)**
1 Inventories with low impairment expectation	(677)	(1,296)
2 Customers overdue and divided into installments	(19,218)	(13,177)
3 Other assets - CP	(4,056)	(6,357)
4 Other liabilities - CP	568	568
Adjusted Net Working Capital	**(70,784)**	**117,894**

Source: Accounting-Capital Due Diligence Report (Product 5, pages 23 to 25)

For the projected Required Working Capital, proportions between balances of operating Assets and Liabilities and the utility's Gross income were calculated. Such proportions were converted into receipt due dates and payment due dates (considering position in Dec/16).

Ceres Inteligência Financeira 175

Ascertainment of the applicable receipt and payment due dates considered that some balances rated by the Due Diligence as belonging to the working capital (or even part of such balances) are amounts renegotiated, divided into installments, with financial assets and liabilities features, such as the case of part of the Reimbursement Rights and Reimbursement Liabilities balances.

Thus, calculation of the operating due dates for the projected required working capital did not consider the balances which, as assessed by Ceres Inteligência, have financial characteristic and nature, i.e., non-operating. Furthermore, recurrence of the accounts was also analyzed, such as the Long-Term Sectorial Charges, considered as a regular account, such that its periodical recomposition was considered in the working capital. The detailed re-rating between debt balances and working capital may be found in the attachments hereto.

The following table shows the balances considered when calculating the receipt and payment due dates for projected required working capital of the company. The receipt and payment due dates (in number of days) is in column "# of days ROB", calculated from division of the balances calculated by the company's gross income (net of construction revenue) multiplied by 365 (number of days in the year).

Table 145 – Parameters of projected NCG

Operating Assets	R$'000	# days ROB
Accounts Receivable (Customers)	71,962	43
Other short-term assets	52,967	32
Operating Liabilities	**R$'000**	**# days ROB**
Accounts Payable (Suppliers)	54,968	33
Other short-term liabilities	104,077	62

Source: Own draft from DFP Dec/16 and from Accounting-Capital Due Diligence Report (Product 5).

A comparison was conducted between due dates for receivables from customers and payables to suppliers of the utility and private companies present in the Northern region, under the following table. In case of Eletrobras Distribuição Acre, its operating due dates of Accounts Receivable and Payable were maintained, since they are better than those noticed in the market.

Table 146 – Benchmark operating due dates Northern Region

North	Operating Assets	Operating Liabilities	ROB	# days ROB Assets	# days ROB Liabilities
CELTINS	183,810	84,817	1,443,500	46	21
CELPA	1,512,826	619,237	5,770,226	96	39
Total	*1,696,636*	*704,054*	*7,213,726*	*86*	*36*

Source: Own draft from DFP Dec/16 of each company.

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Handling of Special Balances

Specific balances were selected from the titles of Assets and liabilities, both short- and long-term, to reflect the account settlement (between titles of Reimbursement Rights and Reimbursement Liabilities) for balance division into installments as contained in the Explanatory Notes for the financial statements dated Dec/16, for the case of the Debt Admission Instruments.

The adjustment for inflation or capitalization listed in the financial statements was considered and, when the applied adjustment was not identified, the standard adjustment by the SELIC fluctuation was chosen (since this is the most common procedure between such selected accounts. Division into installments was also obtained based on the financial statements and, when such information was not explicit, the due date equivalent to the proportions of both short- and long-term winning balances was calculated for the same title.

The balances, updating rates, due dates and number of installments adopted for the selected titles are as follows.

Table 147 – Balances with special treatment

Type	Account	Balance BRL/K	# install-ments	Due Date	Adjustment
Assets	CC Assets	335,757	43	Jul/20	SELIC
Assets	Low-Income Subsidy	10,731	12	Dec/17	SELIC
Liabilities	Petrobrás	393,486	34	Oct/19	SELIC
Liabilities	CCC Liabilities	81,017	12	Dec/18	SELIC
Liabilities	CCC Liabilities Court Proceeding	65,034	12	Dec/18	SELIC

Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

Such balances are fully or partially comprised in the Net Debt balance listed in the Accounting-Capital Due Diligence, thus, the balance of remaining debt components were also considered in the appraisal, as indicated in the Net Debt section.

In addition, settlements of the long-term balances were projected upon conclusion of the projection (Feb/2048). Only for the long-term customer balance such settlement was advanced for the initial stage of projection (Mar/2018), as considered by the Accounting-Capital Due Diligence that the balance is an outstanding negotiated receipt, the date was set since the due dates of such negotiations were unknown. The most significant balances are in the following table.

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Table 148 – Settlement of Long-Term Balances

Long-Term Balances	R$'000	Settlement Date
Customers	41,902	Mar/18
Taxes and social contributions	1,897	Feb/48

Source: Ceres Inteligência Financeira from the financial statements dated Dec/16

Installment A

Installment "A" involves costs related to the electric power generation and transmission activities, as well as the sectorial charges provided for in specific law. These are costs with sums and prices that, to certain extent, are beyond the utility's will or management. When calculating Installment A, SPARTA data of the tariff readjustment occurred on November 30, 2016 were considered.

The costs associated with Installment "A" of the revenue are comprised of:

- Electric power purchase due to the "Benchmark Market", including the amunt of electric power from the own generation undertakings;
- Connection and use of the electric power transmission and distribution plants;
- Sectorial charges outlined in specific law, such as: Financial Set-off for Use of Water Resources - CFURH for electric power generation purposes, as applicable; Electric Power Service Surveillance Fee - TFSEE; Energetic Development Account - CDE; Program for Development of the Alternative Sources of Electric Power - PROINFA; System Service Charge - ESS; Spare Power Charge - EER; Contribution to the National Electric System Operator - ONS; Research & Development - R&D; Energetic Efficiency Program – PEE.

Amounts of Sectorial Charges and Costs of Transmission on the Prior Benchmark Date (DRA) and on the Date of the Readjustment being Processed (DRP) are contained in the following table:

Table 149 - Sectorial Charges

Sectorial charges	DRP	DRA
RGR	-	-
CCC	-	-
TFSEE	675,075	630,469
CDE	59,473,470	75,184,711
CFURH	-	-
ESS/EER	17,480,562	9,469,803
PROINFA	6,994,803	5,122,437
P&D	3,808,501	3,209,517
ONS	22,037	22,072

Source: ANEEL[130]

[130] Technical Record No. 379/2016-SGT/ANEEL

Ceres Inteligência Financeira 178

Table 150 - Transmission Costs

Transmission Costs	DRP	DRA
Basic Grid	-	-
Basic Grid Border	4,416,136	3,834,723
Basic Grid ONS (A2)	-	-
Basic Grid Export. (A2)	-	-
MUST Itaipu	-	-
Transporte de Itaipu	-	-
Connection	342,838	330,353
Use of the distribution system	-	-

Source: ANEEL[131]

The Prior Benchmark Date (DRA) is defined as the effective date of the latest ANEEL-homologated tariff process.

The Date of the Readjustment being Processed (DRP) is the effective date of the Annual Tariff Readjustment being analyzed for homologation by ANEEL.

The Annual Revenue (RA_0), as known as "Benchmark Revenue", is defined as the Annual Electric Power Provision, Supply, Consumption Revenue and Use of the Distribution Systems, calculated based on the economic tariffs homologated at DRA and the "Benchmark Market", therefore, excluding PIS/PASEP, COFINS, ICMS and the financial components external to the economic readjustment.

The Annual Revenue (RA_1) comprises the new utility's revenue on the DRP and corresponds to the sum of the new Installments "A" and "B". Therefore:

$$RA_1 = (VPA_1 + VPB_1)$$

Where:

VPA_1: Amount of Installment "A" on the Date of the Readjustment being Processed (DRP);
VPB_1: Amount of Installment "B" on the Date of the Readjustment being Processed (DRP).

Table 151 - Benchmark Revenue and Annual Revenue

Acre	R$ ('000)
RA0	369,914
RA1	402,953

Source: ANEEL[132]

[131] Technical Record No. 379/2016-SGT/ANEEL

Ceres Inteligência Financeira 179

Amount of Installment "A" (VPA1), considering the effective conditions on the DRP and the Benchmark Market, is calculated by considering the Off-Balance Sheet Account of Variation of Amounts for Items of Installment A (CVA), which is adjusted by the SELIC Rate and includes the electric power related to the Isolated Systems: the average cost of power traded in the Regulated Contracting Territory (ACR), Transmission Costs and sectorial charges, with the amounts of the tables below.

Table 152 - CVA

Acre (R$'000)	CVA Being Processed (R$'000)	CVA Balance to be Offset (R$'000)
Power Purchase	111,386	(44,024)
Transmission Costs	(43)	5
Sectorial charges	5,630	(702)

Source: ANEEL[133]

Solvency Indicators

Draft of the new template for Agreement for Public Service Concession of Electric Power Distribution, issued on May 3, 2017 by Aneel and under the liability of the CEO, Romeu Donizete Rufino, sets forth, in its attachment II, the efficiency parameters in the economic and financial management, as follows:

Compliance with the Efficiency Criterion in relation to the Economic-Financial Management shall depend upon compliance with the following inequalities:

(I) LAJIDA ≥ 0 (until the end of 2020 and maintained in 2021, 2022 and 2023);

(II) [LAJIDA (-) QRR] ≥ 0 (until the end of 2021 and maintained in 2022 and 2023);

(III) {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (0,8 * SELIC) (until the end of 2022); and

(IV) {Net Debt / [LAJIDA (-) QRR]} ≤ 1 / (1,11 * SELIC) (until the end of 2023).

The first set of analyzed data corresponds to the amounts realized throughout 2019, since inequalities are verified as of the year following the agreement effective period. In such case, non-compliance with one of the conditions provided above, for two following years, as of 2019, shall lead to terminated concession, as exposed in clause eighteen of the agreement.

[132] Technical Record No. 379/2016-SGT/ANEEL
[133] Technical Record No. 379/2016-SGT/ANEEL

Ceres Inteligência Financeira 180

For Eletroacre, one may note non-compliance with the inequalities only in 2019, not representing a risk for the concession.

Table 153 – Solvency Indicator

		2019	2020	2021	2022	2023
(I)	Parameter	0	0	0	0	0
	Indicator	85.041	180.126	184.245	204.489	227.114
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(II)	Parameter	0	0	0	0	0
	Indicator	49.747	143.308	145.865	152.714	173.149
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(III)	Parameter	13,8	14,1	14,3	14,3	14,3
	Indicator	12,2	4,1	3,9	3,5	2,4
	Inspection	TRUE	TRUE	TRUE	TRUE	TRUE
(IV)	Parameter	10,1	10,2	10,4	10,4	10,4
	Indicator	12,2	4,1	3,9	3,5	2,4
	Inspection	FALSE	TRUE	TRUE	TRUE	TRUE

Source: Ceres Inteligência Financeira

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Result Analysis

From the projected results, it is possible to analyze the evolved Revenue, Default, Costs and Financial Indicators' behaviors for the appraised company.

The results and analyses are exposed below aimed at pointing how projections behave throughout the period, stressing significant noted points.

Analysis of Projected Revenue

The following table contains the 2017 revenue behavior until the end of concession. Fluctuations noted for the gross income in actual terms are related to the Tariff Reviews occurring from 5 to 5 years and to the changes to Installment A, since changes occur to the projected electric power consumption during the period.

Table 154 – Evolved Gross Income

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	600	593	721	851	949	1,165	1,344	1,556	1,651	1,737	1,774
Revenue Growth Rate	-	-1.2%	21.7%	17.9%	3.0%	4.1%	2.6%	2.5%	-3.7%	5.2%	2.1%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 14 – Evolved Revenue and Growth Rate

2.000
1.800
1.600
1.400
1.200
1.000
800
600
400
200
0
ROB (R$ MM)
25%
20%
15%
10%
5%
0%
-5%
Tx Crescimento (%)
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Receita Operacional Bruta
Taxa de Cresc. Receita

[Keyword; Gross Operating Revenue; Revenue Growth Rate; Growth Rate (%)]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Ceres Inteligência Financeira 182

The revenue Growth Rate follows the demand projections, being positive, but with a slightly decreas-
ing variation until the end of the concession.

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Analysis of Projected Default

Projected Default comprises the Actual Non-Recoverable Revenues and is relevant for the analysis since it affects directly the Gross Operating Income of the appraised company. By analyzing the behavior of such Indicator, the expected decrease to the default rate throughout the projected period is noted. In monetary terms, the default grows, according to the increased estimated revenues in nominal and actual terms.

Table 155 – Default

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Default (R$ MM)	11	10	11	12	12	15	17	19	21	22	22
Default Rate	2.6%	2.7%	2.5%	2.3%	2.1%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 15 – Evolved Default

25
20
15
10
5
0
6%
5%
4%
3%
2%
1%
0%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
Inadimplência (R$ MM)
Taxa de Inadimplência

[Keyword: Default (R$ MM); Default Rate]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analysis of Projected Costs

In order to understand the projected costs, the choice was opening each cost, as may be noted in the following table:

Table 156 - Operating Costs and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Power Purchase	171	173	202	209	241	281	334	387	396	405	413
Manageable Costs (PMSO & SG&A)	116	121	124	123	136	148	165	183	201	204	207
Sectorial charges (Costs)	4	26	30	32	39	47	53	59	66	65	65
Transmission Costs	1	5	6	6	7	9	10	11	12	12	12
Effect of Loss Difference (Reg-Real)	13	2	-1	-4	-2	-7	-6	-7	-7	-7	-8
Total	292	325	362	370	424	484	561	640	674	685	698

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Figure 16 – Evolved Operating Costs

Custos Operacionais (R$ MM)
800
700
600
500
400
300
200
100
0
-100
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Compra de Energia
Custos Gerenciáveis (PMSO e SG&A)
Encargos Setoriais (Custos)
Custo de Transmissão
Efeito da Diferença de Perda (Reg-Real)

[Keyword: Operating Costs (R$ MM); Energy Purchase; Sectorial Charges (Costs); Loss Difference Effect (Real Reg); Manageable Costs (PMSO and SG&A); Transmission Cost]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 157 – Costs versus EBITDA

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Manageable Costs (PMSO & SG&A)	- 116	- 121	- 124	- 123	- 136	- 148	- 165	- 183	- 201	- 204	- 207
EBITDA	113	32	80	163	160	242	278	334	353	406	418
Manageable Costs/ EBITDA	102.1%	384.4%	155.1%	75.5%	85.0%	61.0%	59.3%	54.8%	56.8%	50.3%	49.6%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Ceres Inteligência Financeira 185

Analysis of manageable costs evidences, in actual terms, that there is no margin or scale earnings throughout years, reaching Cost/EBITDA percentages of 61% in 2030, which predicts expanded income difference.

Figure 17 - Costs versus EBITDA

R$MM
Margem Bruta (%)
Custos Gerenciáveis (PMSO e SG&A)
EBITDA
Custos Gerenciáveis/ EBITDA

[Keyword: Manageable Costs (PMSO and SG&A); Gross Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Power Purchase consists in the most relevant non-manageable cost in the total cost. However, in appraisal terms such cost is relevant in terms of working capital, to the impact upon the CVA or replacement of Non-Technical Losses exceeding the regulatory.

Figure 18 – Evolved Costs with Power Purchase

Custo (R$ MM)
Compra de Energia

[Keyword: Cost; Energy Purchase]

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Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Transmission Costs are adjusted as of 2018, maintaining slight growth throughout the period, as may be noted in the following chart:

Figure 19 – Evolved Transmission Costs

Custo (R$ MM)
0
2
4
6
8
10
12
14
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Custo de Transmissão

[Keyword: Cost; Transmission Cost]
Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Ceres Inteligência Financeira 187

PMSO Analyses

For expenses with PMSO (Personnel, Material, Services and Others), accounts of Personnel and Services are the most significant. Personnel consists in expenditures with employees' compensation, including salaries, payroll and further legal and/or contractual liabilities.

Table 158 – PMSO Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Personnel	47	60	64	64	85	114	156	214	290	307	326
Material	1	1	1	1	2	3	4	5	7	7	7
Services	53	57	60	64	84	110	149	202	270	286	303
Others	12	5	6	6	15	21	31	43	59	63	67
Total	113	123	131	136	186	248	339	464	626	663	703

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The Effective PMSO analysis indicates increased representativeness of the Personnel and Services accounts. It also shows, from 2035 to 2045, increased scale earning in the Third-Party Personnel and Services accounts, although there are proportional decreases in all accounts in view of the currently realized amounts, as compared to the company's operating income.

Figure 20 – Evolved PMSO

PMSO (R$MM)
700
600
500
400
300
200
100
0
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Pessoal
Material
Serviços
Outros

[Keyword: Personnel; Material; Services; Other]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

From the assumptions made herein, the Regulatory PMSO is calculated in the Tariff Reviews according to PRORET instructions as a component of Installment B, representing the fair value considered

Ceres Inteligência Financeira 188

by ANEEL for the company to offset its expenses according to a series of efficiency analyses by considering its structure and market. Thus, comparison between Effective and Regulatory PMSO allows for checking that the PMSO either generates or destroys the amount for the utility.

Projections of Eletroacre Regulatory PMSO, calculated from the assumptions considered herein, are near, but lower than those of the Effective PMSO, as shown in the following chart. The difference between both items' VPL, in actual terms, discounted by the pattern WACC rate, considering, in a simplified manner, a tax shield of 34%, results into negative value of R$ 52,139 Thousand, i.e., for Eletroacre the PMSO destroys the amount for economic-financial appraisal. It's worth stressing that the Regulatory PMSO from Nov/2017 to Oct/2023 is equal to R$ 128,543,635.00 (to 2016 amounts, beinf adjusted by the IPCA from Nov/2017 to Nov/2016 and by IGP-M and X Factor after Nov/2017), as per paragraph 43 of NT 149/2017-SRM/SGT/SRD/SFF/ANEEL.

Figure 21 – Projected Effective and Regulatory PMSO

800.000
700.000
600.000
500.000
400.000
300.000
200.000
100.000
-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
PMSO Efetivo
PMSO Regulatório

[Keyword; Effective PMSO; Regulatory PMSO]

Source: Ceres Inteligência Financeira

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Gross Margin and EBITDA Analysis

For the purpose of expanding the result analysis and crossing different data, the following table was created, showing the behavior of Gross Margin with the accounts impacting directly upon such Indicator, in the case, Net Operating Revenue, Total Operating Cost and Gross Profit.

Table 159 – Analysis of Net Revenue, Costs and Gross Margin

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Net Operating Revenue	418	359	441	529	582	720	832	967	1.020	1.084	1.108
Total Operating Cost	304	328	361	366	422	477	555	633	667	678	690
Gross Profit	229	153	204	285	297	390	442	517	554	610	625
Gross Margin	54.8%	42.5%	46.2%	53.9%	51.0%	54.2%	53.1%	53.5%	54.3%	56.3%	56.4%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Decreased Gross Margin in 2018 is due to increased operating costs surpassing the increased Net Operating Revenue, resulting into decreased Gross Profit in the period. For the remaining years, the Indicator was maintained with slight variations.

Figure 22 – Evolved Operating Indicators: Gross Margin

1.200
1.000
800
600
400
200
0
R$MM
60%
50%
40%
30%
20%
10%
0%
Margem Bruta (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
Receita Operacional Líquida
Custo Operacional Total
Lucro Bruto
Margem Bruta

[Keyword: Net Operating Revenue; Total Operating Cost; Gross Profit; Gross Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

The following table shows the behavior of the EBITDA Margin with the accounts with a direct impact upon such Indicator.

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Table 160 – Evolved EBITDA, Gross Profit and Expenses

	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
EBITDA	113	32	80	163	160	242	278	334	353	406	418
EBITDA Margin	27.1%	8.8%	18.1%	30.7%	27.6%	33.7%	33.4%	34.5%	34.6%	37.5%	37.7%
Gross Profit	229	153	204	285	297	390	442	517	554	610	625
Expenses	113	123	131	136	186	248	339	464	626	663	703

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

By the following chart, the EBITDA Margin is seen to have decreased in 2018, caused by the decreased Gross Profit combined with the increased Expenses, and began to reassume the Indicator growth in 2019. After 2020, the remaining years had reduced variations.

Figure 23 – Evolved Operating Income: EBITDA Margin

800
700
600
500
400
300
200
100
0
R$ MM
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
Margem EBITDA (%)
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047
EBITDA
Lucro Bruto
Despesas
Margem EBITDA

[Keyword: Gross Profit; Expenses; EBITDA Margin]

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Analyses of Financial Indicators

The following table provides company's summary financial indicators. From the table, it is possible to note that 2018 had the worst results for Net Margin, Gross Margin and EBITDA, associated with increased costs and expenses not followed by revenue growth. In respect of the Return on Invested Capital Indicator, the year 2018 was negative, due to negative EBIT for the period and, as of 2019, the Indicator remained positive. In relation to Return on Assets, in turn, which shows how capable the company's profit is to finance its assets, is negative for the year 2018, due to the negative net profit for the period, and positive for remaining years. It should be stressed that the proposed advancement of the tariff review for the second half of 2019 incorporates the adjustments of investments and recognition of the regulatory costs, generating positive impacts as of 2020, in addition to the own adjustment of structures proposed by the new utility.

Table 161 – Summary Financial Indicators 2017 to 2026 (1 of 3)

Financial Indicators	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026
Gross Margin	54.8%	42.5%	46.2%	53.9%	52.9%	53.4%	53.9%	50.1%	51.0%	51.6%
EBITDA Margin	27.1%	8.8%	18.1%	30.7%	29.6%	30.4%	31.1%	26.0%	27.6%	28.8%
Net Margin	1.2%	-17.4%	11.5%	11.3%	21.7%	12.6%	25.7%	12.6%	18.2%	1.8%
Return on Invested Capital (ROIC)	5.6%	-1.9%	1.3%	6.4%	5.6%	5.9%	5.9%	3.9%	4.7%	5.2%
Return on Assets (ROA)	0.5%	-6.2%	4.4%	4.8%	8.6%	4.9%	9.6%	4.4%	6.4%	0.7%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 162 – Summary Financial Indicators 2027 to 2036 (2 of 3)

Financial Indicators	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036
Gross Margin	52.0%	53.4%	54.0%	54.2%	54.0%	53.8%	53.6%	53.4%	53.1%	52.9%
EBITDA Margin	30.0%	31.9%	33.0%	33.7%	33.7%	33.7%	33.6%	33.5%	33.4%	33.2%
Net Margin	19.9%	37.1%	19.2%	20.1%	5.3%	22.8%	39.0%	20.0%	20.1%	5.3%
Return on Invested Capital (ROIC)	5.6%	6.7%	7.9%	8.9%	8.9%	9.4%	10.6%	11.1%	11.5%	11.5%
Return on Assets (ROA)	7.4%	14.1%	7.8%	8.6%	2.3%	9.9%	17.1%	9.1%	9.4%	2.5%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

Table 163 – Summary Financial Indicators 2037 to 2047 (3 of 3)

Financial Indicators	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
Gross Margin	52.7%	52.7%	53.8%	53.5%	53.4%	53.2%	53.2%	58.3%	54.3%	56.3%	56.4%
EBITDA Margin	33.0%	33.2%	34.8%	34.5%	34.6%	34.4%	34.5%	39.9%	34.6%	37.5%	37.7%
Net Margin	25.3%	40.9%	20.4%	20.5%	5.5%	27.0%	43.4%	24.8%	21.9%	18.2%	28.3%
Return on Invested Capital (ROIC)	9.8%	9.0%	10.6%	11.0%	11.2%	9.8%	9.3%	11.9%	9.8%	11.8%	11.7%
Return on Assets (ROA)	10.8%	16.0%	8.5%	8.8%	2.5%	10.9%	16.2%	9.8%	8.3%	7.4%	11.4%

Source: Ceres Inteligência Financeira, based on Company's Financial Statements

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Final Projections and Appraisal Results

Projected DRE

Table 164 – Projected DRE Eletrobras Distribuição Acre

Income Statement	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Gross Operating Income	**583,954**	**602,939**	**765,974**	**942,048**	**1,292,721**	**1,953,802**	**2,772,516**	**3,948,742**	**5,153,729**	**5,650,472**	**6,015,611**
Operating Revenue	587,379	679,092	754,400	897,690	1,274,068	1,931,994	2,742,191	3,909,409	5,240,485	5,557,592	5,939,069
Revenue from Financial Components	(18,087)	(91,611)	(4,624)	27,396	(2,534)	(4,611)	(2,601)	(1,688)	(137,845)	39,501	20,773
Other Revenues	14,662	15,457	16,198	16,962	21,186	26,419	32,927	41,022	51,088	53,379	55,769
(-) Deductions	(177,502)	(237,508)	(297,632)	(356,133)	(499,123)	(747,552)	(1,056,027)	(1,495,040)	(1,970,270)	(2,125,469)	(2,258,586)
(-) ICMS	(102,473)	(105,747)	(134,960)	(166,516)	(228,876)	(346,929)	(493,126)	(703,390)	(918,475)	(1,007,477)	(1,072,772)
(-) PIS/COFINS	(54,016)	(55,772)	(70,853)	(87,139)	(119,577)	(180,727)	(256,458)	(365,259)	(476,720)	(522,669)	(556,444)
(-) Actual Non-Recoverable Revenues	(10,421)	(9,833)	(11,483)	(13,619)	(16,732)	(24,372)	(34,543)	(49,229)	(64,255)	(70,476)	(75,040)
(-) Sectorial charges (Deductions)	(10,593)	(66,156)	(80,337)	(88,859)	(133,938)	(195,524)	(271,900)	(377,162)	(510,820)	(524,847)	(554,330)
Net Operating Revenue	**406,452**	**365,430**	**468,342**	**585,915**	**793,598**	**1,206,249**	**1,716,490**	**2,453,703**	**3,183,459**	**3,525,003**	**3,757,025**
(-) Operating costs and expenses	(296,580)	(333,130)	(383,301)	(405,789)	(574,899)	(800,056)	(1,143,876)	(1,605,923)	(2,080,929)	(2,204,360)	(2,340,924)
(-) Manageable Costs (PMSO & SG&A)	(112,514)	(123,285)	(131,416)	(135,917)	(185,794)	(247,597)	(339,417)	(464,226)	(625,955)	(663,405)	(702,683)
(-) Power Purchase	(166,671)	(176,139)	(214,356)	(231,872)	(328,220)	(470,745)	(688,048)	(980,872)	(1,234,369)	(1,315,981)	(1,401,790)
(-) Effect of Loss Difference (Reg - Efetiva)	(12,387)	(2,392)	662	4,147	2,819	11,293	12,803	18,232	22,398	24,329	26,616
(-) Transmission Costs	(793)	(4,963)	(6,068)	(6,685)	(10,108)	(14,714)	(20,424)	(28,259)	(38,290)	(39,240)	(41,402)
(-) Sectorial charges (Costs)	(4,214)	(26,350)	(32,122)	(35,462)	(53,596)	(78,293)	(108,790)	(150,798)	(204,713)	(210,063)	(221,665)
EBITDA	**109,872**	**32,300**	**85,041**	**180,126**	**218,699**	**406,194**	**572,613**	**847,779**	**1,102,530**	**1,320,643**	**1,416,101**
(-) Depreciation & Amortization	(40,236)	(56,985)	(65,087)	(70,844)	(92,700)	(126,769)	(126,501)	(185,753)	(233,660)	(242,912)	(260,634)
(-) IFRS Depreciation	(28,074)	(38,037)	(43,012)	(48,207)	(67,365)	(98,676)	(94,917)	(163,854)	(215,785)	(224,477)	(241,296)
(-) Depreciation	(12,162)	(18,948)	(22,076)	(22,637)	(25,335)	(28,093)	(31,584)	(21,898)	(17,875)	(18,435)	(19,337)
EBIT	**69,637**	**(24,685)**	**19,954**	**109,282**	**125,999**	**279,425**	**446,113**	**662,027**	**868,871**	**1,077,731**	**1,155,468**
(-) Financial Expenses	(55,632)	(41,009)	(30,511)	(32,321)	(37,179)	(56,992)	(77,465)	(90,771)	(70,027)	(52,533)	(23,334)
(+) Financial Revenues	(7,390)	(22,015)	84,062	16,648	113,603	108,228	135,460	167,533	225,324	(48,665)	420,714
(+) Cash Financial Revenue	14,717	3,470	143	5,600	42,115	33,018	386	550	715	786	619
(+) Adjustment for Inflation of Financial Assets	(22,107)	(25,486)	83,918	11,048	71,488	75,210	135,074	166,983	224,608	(49,452)	420,095
EBT	**6,615**	**(87,709)**	**73,505**	**93,609**	**202,423**	**330,661**	**504,108**	**738,789**	**1,024,167**	**976,533**	**1,552,847**
(-) Income Taxes	(1,980)	24,319	(19,239)	(27,446)	(58,270)	(87,964)	(159,240)	(236,160)	(328,002)	(336,472)	(490,160)
(-) CSLL	(1,987)	4,751	461	(6,534)	(10,694)	(18,307)	(33,213)	(51,463)	(71,960)	(92,339)	(101,948)
(-) IRPJ	(5,520)	13,197	1,280	(18,150)	(29,704)	(50,854)	(92,258)	(142,951)	(199,890)	(256,496)	(283,188)
(-) Taxes deferred from Financial Assets	5,527	6,371	(20,980)	(2,762)	(17,872)	(18,803)	(33,769)	(41,746)	(56,152)	12,363	(105,024)
Net Profit	**4,634**	**(63,390)**	**54,266**	**66,163**	**144,152**	**242,697**	**344,868**	**502,629**	**696,165**	**640,061**	**1,062,688**

Source: Ceres Inteligência Financeira

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Indirect Cash Flow

Table 165 – Projected Indirect Cash Flow Eletrobras Distribuição Acre

Indirect Cash Flow	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
Cash Flow of Operations	**264,116**	**84,765**	**93,300**	**174,635**	**237,294**	**402,521**	**457,807**	**668,429**	**859,780**	**993,333**	**1,047,953**
(+) Net Profit	4,634	(63,390)	54,266	66,163	144,152	242,697	344,868	502,629	696,165	640,061	1,062,688
(+) Reverse Entry: Depreciation & Amortization	40,236	56,985	65,087	70,844	92,700	126,769	126,501	185,753	233,660	242,912	260,634
(+) Reverse Entry: Financial Expenses	55,632	41,009	30,511	32,321	37,179	56,992	77,465	90,771	70,027	52,533	23,334
(+) Reverse Entry: IFRS Financial Revenue	22,107	25,486	(83,918)	(11,048)	(71,488)	(75,210)	(135,074)	(166,983)	(224,608)	49,452	(420,095)
(+) Reverse Entry: IFRS Deferred Taxes	(5,527)	(6,371)	20,980	2,762	17,872	18,803	33,769	41,746	56,152	(12,363)	105,024
(Δ) Deferred Taxes	(1,581)	(19,373)	(3,912)	9,763	11,177	24,829	-	-	-	-	-
(Δ) Assets e Liabilities + Indemnity	148,614	50,420	10,287	3,830	5,702	7,641	10,279	14,514	28,385	20,738	16,368
Cash Flow of Investments	**(110,072)**	**(280,612)**	**(111,173)**	**(152,156)**	**(71,932)**	**(88,488)**	**(108,855)**	**(133,910)**	**(164,731)**	**(466,118)**	**(506,580)**
(-) CapEx from Maintenance	(40,677)	(144,987)	(6,432)	(11,691)	(7,699)	(9,471)	(11,651)	(14,332)	(17,631)	(18,377)	(19,154)
(-) CapEx from Maintenance Property, Plant & Equipment	(40,677)	(144,987)	(6,432)	(11,691)	(7,699)	(9,471)	(11,651)	(14,332)	(17,631)	(18,377)	(19,154)
(-) CapEx from Installation	(69,396)	(135,625)	(104,741)	(140,465)	(64,233)	(79,018)	(97,205)	(119,578)	(147,101)	(447,741)	(487,426)
(-) Financial CapEx from Installation	(65,717)	(131,787)	(101,777)	(136,490)	(62,416)	(76,781)	(94,454)	(116,194)	(142,938)	(435,071)	(473,633)
(-) CapEx from Installation Property, Plant & Equipment	(3,679)	(3,838)	(2,964)	(3,975)	(1,818)	(2,236)	(2,751)	(3,384)	(4,163)	(12,670)	(13,793)
Cash Flow of Financing Operations	**(34,820)**	**60,617**	**46,002**	**35,293**	**(77,180)**	**(273,919)**	**(348,633)**	**(534,069)**	**(694,169)**	**(526,573)**	**(540,865)**
(-) Dividends Paid	-	-	-	-	(51,775)	(228,643)	(262,639)	(389,003)	(422,296)	(333,090)	(100,295)
(+) Capital Contributions | (Reduction)	-	175,086	103,294	-	-	-	-	-	-	-	12,105
(+) Funds Received for Investments	40,677	144,987	6,432	11,691	7,699	9,471	11,651	14,332	17,631	18,377	19,154
(+) Loans Received	65,744	98,410	50,275	67,423	30,832	37,928	46,658	57,397	70,608	214,916	-
(-) Loans Repaid	(112,179)	(329,212)	(85,711)	(13,478)	(27,246)	(35,682)	(66,837)	(126,025)	(290,085)	(374,242)	(448,494)
(-) Interest Paid from Loans	(29,062)	(28,654)	(28,289)	(30,343)	(36,689)	(56,992)	(77,465)	(90,771)	(70,027)	(52,533)	(23,334)
Total Cash Fluctuation	**119,223**	**(135,229)**	**28,129**	**57,772**	**88,183**	**40,113**	**319**	**450**	**880**	**643**	**507**
Final Balance	**135,229**	**(0)**	**28,129**	**85,901**	**535,595**	**416,921**	**4,875**	**6,971**	**9,377**	**10,020**	**10,528**

Source: Ceres Inteligência Financeira

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FCFF

Table 166 – Projected Cash Flow to Firm Eletrobras Distribuição Acre

Free Cash Flow to Firm	2017	2018	2019	2020	2025	2030	2035	2040	2045	2046	2047
(+) EBITDA	109,872	32,300	85,041	180,126	218,699	406,194	572,613	847,779	1,102,530	1,320,643	1,416,101
(-) Income Taxes (Except Fin. Rec.)	(18,178)	(1,790)	(7,823)	(30,473)	(34,928)	(102,142)	(151,678)	(225,089)	(295,416)	(366,428)	(392,859)
(+) Δ Assets & Liabilities + Indemnity	148,614	50,420	10,287	3,830	5,702	7,641	10,279	14,514	28,385	20,738	16,368
(-) CAPEX	(69,396)	(135,625)	(104,741)	(140,465)	(64,233)	(79,018)	(97,205)	(119,578)	(147,101)	(447,741)	(487,426)
Cash Flow to Firm (Nominal)	**170,912**	**(54,694)**	**(17,236)**	**13,018**	**125,240**	**232,675**	**334,009**	**517,627**	**688,399**	**527,212**	**552,184**
Cash Flow to Firm (Actual)	**179,094**	**(53,590)**	**(16,603)**	**11,730**	**91,850**	**138,760**	**161,914**	**203,950**	**220,335**	**161,928**	**162,780**

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 195

Results

When considering all assumptions described in the previous sections and the general assumptions of the appraisal, it is possible to calculate the Cash Flow and the firm's valuations. The weighted average cost of benchmark capital, calculated by period, corresponds to 7.57% per year and its calculation log may be analyzed in the specific section "Regulatory WACC and Discount Rate Calculation".

Values are reported by the *Enterprise Value* (EV) and final business value, equity value, subtracting the net indebtedness and estimated adjustments for contingencies.

Table 167 - Results from Appraisal Eletrobras Distribuição Acre

Pattern Results	Valuation
Methodologies	R$'000
Free Cash Flow to Firm (FCFF)	(110,829)

Source: Ceres Inteligência Financeira

The following table contains the key appraised components segregated, focused on the Cash Flow to Firm. Items "Cash (DD)", "Debt (DD)" and "Contingencies (DD)" comprise the recommendations of the Due Diligence conducted and refer to the balances dated Dec/16. The *Enterprise Value* was calculated considering the flow from March 2018 to February 2048 and refers to the base date of February 2018.

Table 168 – Valuation Components

	Pattern Results
Methodologies	Free Cash Flow to Firm (FCFF) R$'000
Enterprise Value	969,448
Cash (DD)	16,006
Gross Debt (DD)	(871,635)
Contingencies (DD)	(224,648)
Valuation	**(110,829)**

Source: Ceres Inteligência Financeira

We highlight that the EV values have their base date in March 01, 2018. In turn, the amounts verified in the Due Diligence for Cash, Gross Debt and Contingencies were reported for December 2016. In summary, either such balances are required to be projected for the appraisal date or exclusive date should be used to appraise all such structures, having to be adjusted by some adjustment Indicator until the effective date of settling the disposal. In this case, IPCA was adopted for application of the adjustment accruing over the *Enterprise Value*.

The following table contains the results of the Enterprise Value respectively adjusted as per the IPCA indexer, for the base date of December 31, 2016. Such adjusted result is, therefore, on the same base

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date of the Net Debt balance and the contingencies indicated by the Accounting-Capital Due Diligence.

Table 169 – Adjusted Enterprise Value

		Free Cash Flow to Firm (FCFF)	
Base date *Enterprise Value*		Feb/2018	Dec/2016
Adjustment on *Enterprise Value*		-	IPCA
***Enterprise Value* (R$)**	**A**	**969,447,975.51**	**921,169,419.22**
Cash (R$)	B	16,006,000.00	16,006,000.00
Gross Debt (R$)	C	(871,635,025.17)	(871,635,025.17)
Net Debt (R$)	**B+C**	**(855,629,025.17)**	**(855,629,025.17)**
Tax, labor and social security contingencies (R$)	D	(77,852,000.00)	(77,852,000.00)
Legal Contingencies (R$)	E	(138,379,219.28)	(138,379,219.28)
Environmental Adjustments (R$)	F	(8,416,848.84)	(8,416,848.84)
***Valuation* (R$)**	**A+B+C+D+E+F**	**(110,829,117.78)**	**(159,107,674.07)**

Source: Ceres Inteligência Financeira

Projected Cash and gross indebtedness balances for the company in Feb/18 are shown in the following table. Such balances may be comprised in the valuation analysis considering the base date of March 01, 2018. It should be stressed that the contingencies balance is not contained in such items.

Table 170 – Projected Cash and Gross Debt Balance

Projection	Benchmark Date	R$'000
Cash	Feb/18	78,711
RGR Balance	Feb/18	(62,567)
Remaining Debt	Feb/18	(755,106)

Source: Ceres Inteligência Financeira

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Sensitivity Analysis

Table 171 - WACC and BRRL Sensitivity – Enterprise Value

Enterprise Value (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (actual a.a.)	6.00%	1,229,608	1,540,890	1,838,945	2,127,289	2,408,211	2,683,266
	6.50%	1,119,691	1,414,631	1,697,171	1,970,627	2,237,154	2,498,214
	7.00%	1,021,776	1,301,761	1,570,095	1,829,911	2,083,241	2,331,460
	7.50%	934,395	1,200,665	1,455,965	1,703,257	1,944,460	2,180,873
	7.57%	**921,169**	1,185,328	1,438,623	1,683,986	1,923,323	2,157,916
	8.00%	856,274	1,109,938	1,353,252	1,589,019	1,819,057	2,044,592
	8.50%	786,304	1,028,355	1,260,623	1,485,764	1,705,500	1,920,990

Source: Ceres Inteligência Financeira

Table 172 - WACC and BRRL Sensitivity – Valuation

Valuation (R$'000)		BRRL Multiplier					
		1.0	1.5	2.0	2.5	3.0	3.5
WACC (actual a.a.)	6.00%	149,331	460,613	758,668	1,047,012	1,327,933	1,602,989
	6.50%	39,414	334,354	616,894	890,349	1,156,877	1,417,937
	7.00%	(58,501)	221,484	489,818	749,634	1,002,964	1,251,183
	7.50%	(145,882)	120,388	375,688	622,980	864,183	1,100,596
	7.57%	**(159,108)**	105,051	358,346	603,709	843,045	1,077,639
	8.00%	(224,003)	29,660	272,974	508,742	738,780	964,314
	8.50%	(293,973)	(51,922)	180,346	405,487	625,223	840,713

Source: Ceres Inteligência Financeira

The BRRL sensitivity analysis indicates, if the secured base unification process is successful, that 50% increase to the base for Acre would increase the Enterprise Value at approximately R$ 264 million.

In relation to the discount rate, in turn, when considering the WACC rate from 6% to 8.5% per year, the Enterprise Values respectively vary from R$ 1.230 billion to R$ 786.304 million.

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Appraisal by Multiples

The companies were appraised by multiples by calculating some multiples for different groups of comparable companies. Amounts of the appraised companies used when calculating the multiples were maintained for the different groups of comparable companies and are represented in the following table:

Table 173 – Data from Eletrobras Distribuição Acre for appraisal by multiples (R$'000)

	UC	Fin Asset + intangible	EBITDA 2020	EBITDA 2023	Revenue 2016	Revenue 2020	Revenue 2023	BRR 2016	VPB 2016	VPB 2019
Acre	251,625	451,308	130,981	131,664	429,499	433,695	433,963	324,089	159,599	194,052

Source: Financial statements, SAMP, SPARTA and Ceres Inteligência Financeira

Figures of consuming units were obtained from the financial statements and the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[134]. The 2020 EBITDA, 2023 EBITDA, Net Operating Revenue (ROL) for 2020 and 2023 were obtained in projections conducted by Ceres. The 2016 Net Operating Revenue was obtained from the financial statements of each company.

The considered Total Net Compensation Basis is the same as that of chapter "BRR Flow" for the utility at 4CRTP, which considers the company's Full Appraisal Report[135]. Finally, Amuont of Installment B for 2016 was obtained at the SPARTA spreadsheets of the tariff review of each of the companies[136] and the Annual Tariff Readjustment of each company[137] and Amount of Installment B for 2019 was calculated by Ceres, multiplying required power and Installment B.

Projected amounts for EBITDA 2020 and 2023, Net Operating Revenue 2020 and 2023, and VPB 2019 were carried at their present value in December 2016. The discount rate used was the average WACC, used in the projection pattern, with the value of 7.57%.

Most of these companies used for comparison were privatized over 15 years ago, such companies are consolidated as private companies. Thus, the EV itself is not directly comparable, since upon acquisi-

[134] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[135] SETAPE – Report: "EDAC Executive Summary – Full Basis – Appraisal of Electric Power Assets in Acre – Eletrobras Distribuição Acre", reference February 28, 2017
[136] CELPA: Open Court ANEEL 038/2012
CELPE: Open Court ANEEL 008/2013
CEMAR: Open Court ANEEL 054/2013
COSERN: Open Court ANEEL 009/2013
[137] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 199

tion of such value it could suffer some discount. Such discount would be justifiable by the investment, improvements and optimizations already conducted throughout such years in the companies privatized in the 1990's or even the reported private companies, which implies current consolidated values with such valuations previously incorporated. The appraised company is going through less advanced performance stage in most of its managerial Indicators, which could encourage these possible discounts.

Companies Privatized from 1997 to 2000

The first group of comparable companies are four of the electric power distribution companies which were privatized between 1997 and 2000: CEMAR, CELPE, CELPA and COSERN. The calculated multiples were:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

The Enterprise Value was obtained through the CVM website. Amounts for EBITDA and Net Operating Revenue were obtained from the financial statements of each company. Numbers of Consuming Units were obtained from the financial statements and the report from the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[138]. In turn, amounts for Net Compensation Basis and Amount of Installment B were obtained in the SPARTA spreadsheets of the tariff review of each of the companies[139] and from the Annual Tariff Readjustment of each company[140].

Multiples for each year from 2010 to 2016 were calculated. All cash values were brought to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

---

[138] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[139] CELG: Open Court ANEEL 062/2013.
[140] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 200

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values, the average between companies was calculated to obtain the amount of each multiple.

Ceres Inteligência Financeira	201

Table 174 - Multiples Companies Privatized from 1997 to 2000

Multiples	CEMAR	CELPE	CELPA	COSERN	Average
EV/UC	1.94	1.38	2.27	2.00	1.90
EV/EBITDA	6.09	7.61	7.83	6.28	6.96
EV/Revenue	1.45	0.99	1.56	1.43	1.36
EV/BRR	1.69	-	2.37	-	2.03
EV/VPB	4.36	2.60	3.89	4.95	3.95

Source: Ceres Inteligência Financeira

By obtaining the averages of each multiple and multiplying them by the respective assumption of appraised company, we get to the estimated value, like the following example:

$$\left(\frac{Enterprise\ Value}{EBITDA}\right) x\, EBITDA_{Acre} = Enterprise\ Value_{Acre}$$

Thus, the following values as to Enterprise Value were found for each of the Indicators used, by multiplying the previous one's multiples with the information of the appraised one:

Table 175 - Enterprise Value from the Multiples of Companies Privatized from 1997 to 2000 (R$'000)

EV	Acre
EV/UC	477,543
EV/EBITDA 2020	935,721
EV/EBITDA 2023	947,881
EV/Revenue 2016	582,433
EV/Revenue 2020	593,432
EV/Revenue 2023	595,278
EV/BRR	875,934
EV/VPB 2016	630,239
EV/VPB 2019	785,020

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 202

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INTELIGÊNCIA FINANCEIRA

Publicly Held Companies

The second group of comparable companies are four of the publicly held companies from the electric power industry. The companies Ampla, Celesc, Eletropaulo and Equatorial were selected, due to their high concentration level on the electric power distribution market and their liquidity in the stock exchange. The following multiplex were calculated:

- $\frac{\text{Enterprise Value}}{\text{Consuming Units}}$
- $\frac{\text{Enterprise Value}}{\text{EBITDA}}$
- $\frac{\text{Enterprise Value}}{\text{Net Operating Revenue}}$
- $\frac{\text{Enterprise Value}}{\text{Total Net Compensation Basis}}$
- $\frac{\text{Enterprise Value}}{\text{Amount of Installment B}}$

The Enterprise Value was obtained through CVM website for companies Eletropaulo and Equatorial. For Celesc and Ampla, in turn, the EV was calculated by the market value of preferred and common shares on the last day of the year added to the debt amount (loans, financing and debentures) found in the Balance Sheet of the financial statements of each year. Amounts for EBITDA, and Net Operating Revenue and Consuming Units were obtained from the financial statements of each company. The amounts for Net Compensation Basis and Amount of Installment B, in turn, were obtained from the SPARTA spreadsheets of the tariff review of each of the companies[141] and from the Annual Tariff Readjustment of each company[142].

For Celesc, since the company is comprised of Celesc Geração e Transmissão and Celesc Distribuição, the proportion $\frac{\text{Shareholder's Equity Celesc Distribuição}}{\text{Total Shareholders' Equity Celesc}}$ was used to find the Enterprise Value share which would apply only to Celesc Distribuição, applying such proportion to the EV.

[141] Ampla: Open Court ANEEL 131/2013
Celesc: Open Court ANEEL 032/2012
Eletropaulo: Open Court ANEEL 025/2012
[142] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

Ceres Inteligência Financeira 203

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INTELIGÊNCIA FINANCEIRA

The multiples for each ranging from 2013 to 2016 were calculated. All cash values were carried to the base date of December 2016 from the Broad National Consumer Price Index (IPCA).

With the amounts of multiples for each year, the simple arithmetic average for each company was calculated. From average values the weighted average between the companies was calculated, with the weighting being always conducted by the average of Enterprise Values of each of the comparable utilities.

Table 176 - Multiples Publicly Held Companies

Multiples	Ampla	Celesc	Eletropaulo	Equatorial	Average	Weighted Average
EV/UC	2.50	0.46	0.66	2.25	1.47	1.92
EV/EBITDA	11.85	3.07	5.99	9.06	7.49	9.01
EV/Revenue	1.46	0.19	0.37	1.38	0.85	1.14
EV/BRR	1.57	0.52	0.72		0.94	1.18
EV/VPB	4.94	0.86	1.55		2.45	3.38

Source: Ceres Inteligência Financeira

As shown previously, the amounts of multiples above were used, multiplying them by the multiples of the appraised companies to obtain the *Enterprise Value*.

Table 177 - *Enterprise Value* from the Multiples of Publicly Held Companies (R$'000)

EV	Acre
EV/UC	483,511
EV/EBITDA 2020	1,212,810
EV/EBITDA 2023	1,228,570
EV/Revenue 2016	490,932
EV/Revenue 2020	500,203
EV/Revenue 2023	501,758
EV/BRR	509,273
EV/VPB 2016	539,496
EV/VPB 2019	671,991

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 204

Similar Transactions

Another applicable multiple method is that of similar market transactions. Based on sums transacted in disposal of business from the same gender, comparable EV values are obtained for the analyzed companies.

CELG Distribuição

The auction of CELG Distribuição occurred in November 2016. The following Indicators were calculated for the transaction:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Total\ Net\ Compensation\ Basis}$
- $\frac{Enterprise\ Value}{Amount\ of\ Installment\ B}$

CELG D is a privately-held company comprising Companhia ENEL Brasil S.A. and, thus, Enterprise Value calculations only for CELG Distribuição are not available. The 2016 Enterprise Value for CELG D was considered as the sum of the company's privatization value, conducted in November 2016, and the debt transferred to its purchaser. EBITDA and Net Operating Revenue values were obtained from the financial statements of CELG Distribuição. Number of Consuming Units was obtained in the report of the System for Market Information Monitoring for Economic Regulation (SAMP) of ANEEL[143]. The Net Compensation Basis and Amount of Installment B values were obtained from the SPARTA spreadsheet of the tariff review[144] and the Annual Tariff Readjustment of each company[145]. With such data the following multiples were calculated:

---

[143] SAMP Report (ANEEL Website). Accessed on: May 05, 2017.
[144] CELGD: Open Court ANEEL 062/2013.
[145] Annual Tariff Readjustment available at Result of the Distribution Tariff Procedures (ANEEL Website). Accessed on: May 10, 2017.

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Table 178 - Multiples CELGD

Multiples	CELG
EV/UC	1.71
EV/Revenue	1.17
EV/BRR	2.54
EV/VPB	3.90

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised company to obtain the Enterprise Value (EV).

Table 179 - Enterprise Value from Multiples of CELG D (R$'000)

EV	Acre
EV/UC	430,832
EV/Revenue 2016	503,655
EV/Revenue 2020	513,166
EV/Revenue 2023	514,763
EV/BRR	1,095,418
EV/VPB 2016	622,005
EV/VPB 2019	774,763

Source: Ceres Inteligência Financeira

The Enterprise Values calculated from CELG D are not necessarily direct comparison in terms of values since they have different specificities or favorable points to the appraised company. However, due to the recent privatization they were individually considered in this analysis.

Ceres Inteligência Financeira 206

Transfers of Domestic Shares

The third group for calculating multiples are some companies which were acquired or had any share percentage sold after 2000. For this group, two transactions of Light, Ampla, CPFL Piratininga, Cosern and Coelba were used. Amount of the transactions was used to calculate the Enterprise Value of such companies.

In 2001, CPFL Piratininga was acquired by CPFL Energia for US$917 million. In March 2006 RME acquired from EDFI 79.57% share in the capital stock of Light S.A, for the amount of US$320 million. Afterwards, in 2009, CEMIG acquired 12.50% of Light for R$719 million. In addition, in February 2015 Neoenergia acquired Iberdrola's 7%-share at Cosern and 8.5% at Coelba, respectively for €32 million and €160 million.

These were the transactions used as basis for calculation of the multiples. US-Dollar and Euro values were transformed into Brazilian Real by the foreign exchange estimate of the transaction day. All values were inflated by the IPCA until December 2016.

The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{Financial\ Assets + Intangible\ Assets + PP\&E}$
- $\frac{Enterprise\ Value}{EBITDA}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$

Except for the Enterprise Value, which was calculated from the amounts of the transactions, amounts for financial assets, EBITDA, Net Operating Revenue and Consuming Units were obtained from the financial statements of the transaction years. The financial assets also included amounts for intangible assets and property, plant and equipment. Cash values were inflated by the IPCA until December 2016.

Aimed at calculating the EV for Light SESA, the proportional Shareholders' Equity of Light Sesa was calculated in relation to the Shareholders' Equity of Light, just as previously conducted for Celesc Distribuição, since the electric power distribution activities are focused on Light SESA. Remaining values used were obtained from the financial statements of Light SESA.

Ceres Inteligência Financeira 207

With each year’s amounts of multiples, the simple arithmetic average for each company was calculat-
ed. From average values, the average between companies was calculated for each multiple. Amounts found are reported below:

Ceres Inteligência Financeira	208

Table 180 - Multiples from Share Transfer

Multiples	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Aver-age
EV/UC	1.80	2.99	2.49	6.03	2.14	2.03	2.91
EV/Financial+intangible Assets	1.13	1.82	1.30		2.00	1.64	1.58
EV/EBITDA	6.62	1.37	5.41	13.00	7.33	8.74	7.08
EV/Revenue	0.71	6.87	1.25	4.07	2.13	1.51	2.75

Source: Ceres Inteligência Financeira

According to the previous example, the multiples above were used, multiplying them by the multiples of the appraised companies to obtain the Enterprise Value.

Table 181 - Enterprise Value of Multiples from Share Transfer (R$'000)

EV	Acre
EV/UC	733,319
EV/ Financial+intangible Assets	713,158
EV/EBITDA 2020	952,267
EV/EBITDA 2023	964,641
EV/Revenue 2016	1,183,173
EV/Revenue 2020	1,205,516
EV/Revenue 2023	1,209,266

Source: Ceres Inteligência Financeira

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INTELIGÊNCIA FINANCEIRA

Privatizations from 1997 to 2000

Another group of similar transactions analyzed was that of companies CEMAR, CELPE, CELPA, COSERN, Energisa Paraíba and Energisa Sergipe, by the time of both privatizations, which occurred from 1997 to 2000.

Table 182 - Date of Privatization of Comparable Companies

Company	Privatization Date
En. Sergipe	03/12/1997
COSERN	12/12/1997
CELPA	09/07/1998
CELPE	17/02/2000
CEMAR	15/06/2000
En. Paraíba	30/11/2000

Source: ABRADEE[146]

Based on the transacted values of the privatization of such companies, EV values are obtained which can be comparable to the analyzed companies. Amounts of revenue and debt transferred in such transactions were obtained in US-Dollars on BNDES website. The following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$
- $\frac{Enterprise\ Value}{PP\&E}$
- $\frac{Enterprise\ Value}{Net\ Operating\ Revenue}$
- $\frac{Enterprise\ Value}{Operating\ Profit}$

Information related to Consuming Units, Property, Plant and Equipment, Net Operating Revenue and Operating Profit was obtained by means of the financial statements and according to public information and news[147]. Cash values were inflated by CPI[148] until December 2016 and converted into Brazilian Reais by the foreign exchange estimate in December 30, 2016[149].

---

[146] Data from electric power industry privatizations available at ABRADEE website

[147] Information obtained through the research project website between the Planning and Budget Department of Eletrobras Financial Board and the Computer Center of the Institute of Economics of UFRJ.

Ceres Inteligência Financeira 210

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Foreign Transactions

When calculating multiples based on sales of foreign companies' shares, three ENEL transactions and one sale of Energias de Portugal (EDP) were used. ENEL had 10.35% of its shares sold in 2003, 18.87% sold in 2004 and 9.63% sold in 2005, for the amounts of €3,156 million, €7,519 million and €4,056 million, respectively. EDP, in turn, had 21.35% sold in 2011 for €2,690 million.

Amounts of the transactions were transformed into Brazilian Reais by the foreign exchange on the date of the transaction. With such values, the companies' Enterprise Value in each year was calculated. Thus, the following multiples were calculated:

- $\frac{Enterprise\ Value}{Consuming\ Units}$

- $\frac{Enterprise\ Value}{Gross\ Operating\ Revenue}$

- $\frac{Enterprise\ Value}{EBITDA}$

Amounts of Consuming Units, Gross Operating Income and EBITDA were obtained from the financial statements, only for the electric power distribution activity.

Such amounts are not directly comparable to amounts obtained from transactions or privatizations in Brazil. The reason for it is that these companies are inserted into different realities in the country risk, foreign exchange risk, inflation perceptions and, therefore, their data require treatment for the Enterprise Value found to be near that which could be found in Brazil.

As proxy to calculate the EV, the ratio between the actual risk-free rate for the companies and the actual risk-free rate of Brazil in the transaction year was calculated. Thus, all risks (foreign exchange risk, country risk, etc.) are construed to be embedded into the basic rate of the countries.

Since the companies work with electric power distribution in more than one country (ENEL operates in Italy, Spain and Romania and EDP operates in Portugal, Spain and Brazil), the actual rate of each country was weighted by the respective gross income of electric power distribution, so as to obtain the actual weighted rate for the company in the year of each transaction.

Such ration between the rates, named "Rate Adjustment" in the following table, was multiplied by the amount of EV in each multiple, so as to find how much such amounts should represent in Brazil.

Ceres Inteligência Financeira 212

Table 184 - Multiples Foreign Transactions

Rate Adjustment	11.64%	24.80%	12.01%	110.54%	
Multiples	**ENEL 2003**	**ENEL 2004**	**ENEL 2005**	**EDP 2011**	**Average**
EV/UC				2.68	2.68
EV/EBITDA	1.40	2.56	1.18	16.73	5.47
EV/Gross income	0.20	0.43	0.19	2.67	0.88

Source: Ceres Inteligência Financeira

He average value found for the multiples was multiplied with the Acre data to find the Enterprise Value and compare it to the EV of Ceres appraisal. Such value carries an average variation of 43%.

Table 185 - Enterprise Value Foreign Transactions

EV Abroad	Acre
EV/UC	674,677
EV/EBITDA 2020	735,666
EV/EBITDA 2023	745,226
EV/Gross income 2016	375,820
EV/Gross income 2020	717,008
EV/Gross income 2023	625,478
Mean EV	645,646
EV Ceres Appraisal	921,169
Average Variation	43%

Source: Ceres Inteligência Financeira

It should be stressed that, in average, the amounts of the multiples found are compatible to the reality, but separately the adjustment rates were very different. Such rates could be construed as the amount of a company in Brazil which could be equal to 11.64% to 110.54% of the amount of a similar company in Europe.

Ceres Inteligência Financeira 213

Median of Multiples

For this analysis, all groups of multiples provided above were used, except for the transactions of other countries and amounts of privatizations from 1997 to 2000 which, as previously explained, would not be used for any Enterprise Value calculation since they are very different. Aimed at not considering the strength of too extreme numbers, the median of the multiples was calculated.

In the groups of companies privatized from 1997 to 2000, CELG D and publicly held companies, the multiple EV/(Financial+Intangible Assets) was not used. In the group of share transfer companies, the EV/BRR and EV/VPB multiples were not used. Furthermore, for CELG D the multiple EV/EBITDA was also not used since the 2016 amount is negative.

Table 186 – Median of Multiples (1 of 2)

Multiples	CEMAR	CELPE	CELPA	COSERN	CELG	Ampla	Celesc	Eletropaulo
EV/UC	1.94	1.38	2.27	2.00	1.71	2.50	0.46	0.66
EV/EBITDA	6.09	7.61	7.83	6.28	244.61	11.85	3.07	5.99
EV/Revenue	1.45	0.99	1.56	1.43	1.17	1.46	0.19	0.37
EV/BRR	1.69	-	2.37	-	2.54	1.57	0.52	0.72
EV/VPB	4.36	2.60	3.89	4.95	3.90	4.94	0.86	1.55
EV/ Financial+Intangible Assets								

Source: Ceres Inteligência Financeira

Table 187 - Median of Multiples (2 of 2)

Multiples	Equatorial	Light 2006	Light 2009	Ampla 2011	CPFL Piratininga 2001	Cosern 2015	Coelba 2015	Median
EV/UC	2.25	1.80	2.99	2.49	6.03	2.14	2.03	2,03
EV/EBITDA	9.06	6.62	1.37	5.41	13.00	7.33	8.74	7,33
EV/Revenue	1.38	0.71	6.87	1.25	4.07	2.13	1.51	1,43
EV/BRR								1,15
EV/VPB								3,89
EV/ Financial+Intangible Assets		1.13	1.82	1.30		2.00	1.64	1.64

Source: Ceres Inteligência Financeira

For the provided multiples, amounts of Enterprise Value were also calculated in the same method as before; this time, from the median of multiples. EV amounts are not directly comparable, since the companies are going through quite different stages. If previously public companies, privatizations were already consolidated (except for CELG D) and these companies are currently private companies.

The following table shows the resulting calculation of the variation between the Enterprise Value found in the Economic-Financial Appraisal and Enterprise Value of the appraisal by multiples, which is 32%.

Ceres Inteligência Financeira 214

Table 188 - Enterprise Value from the Median of Multiples (R$'000)

Median EV	Acre	Variation
EV/UC	511,391	80%
EV/EBITDA 2020	985,942	-7%
EV/EBITDA 2023	998,754	-8%
EV/Revenue 2016	614,219	50%
EV/Revenue 2020	625,818	47%
EV/Revenue 2023	627,764	47%
EV/BRR	496,273	86%
EV/VPB 2016	621,055	48%
EV/VPB 2019	773,580	19%
EV/Financial+Intangible Assets	740,003	24%
Mean EV	699,480	32%
EV Ceres Appraisal	921,169	

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 215

Final Considerations

The fair value of the business for the Enterprise Value indicates R$ 921,169,419.22 to Eletrobras Dis-
tribuição Acre and granting of new Concession Agreement. However, the debts, liabilities with suppli-
ers and contingencies cause the company’s Valuation to be negative at R$ 159,107,674.07.

Such assertion assumes that the company sale and granting of new concession would only take effect if proper conditions are structured for such investor, such as transferring existing liabilities to the cur-
rent shareholder.

The Non-Recoverable Revenues, X Factor and more strongly the PMSO for Eletroacre generate cur-
rent amounts which decrease the business value. Although there is great conditions to reduce such companies’ costs, business governance and management are evolved, either as to productivity, quali-
ty, continuity, among other Indicators, yet, in view of the estimated track record, such transaction shall not be sufficient to neutralize all existing liabilities at Eletroacre.

Analysis by multiples showed that the appraised company has an amount a little greater than that suggested by the metrics of the compared private companies. In spite of the regional specificities, the increased indebtedness level, the companies’ status and specific risk premiums, regulatory adjust-
ments and proposals added value to the company. In addition, taxes to be recovered of about R$
167,021,030.00, arising out of aggregate losses throughout the years, are being considered.

Ceres Inteligência Financeira	216

CERES

Attachments

Market Discount Rates

Table 189 – Market Discount Rates

	Cost of Rated Tax-Free Shareholders' Equity (Ke)	Cost of Actual Tax-Free Shareholders' Equity (Ke)	Weighted Average Capital Cost (Wacc)
2017	16.40%	11.73%	8.09%
2018	15.03%	10.16%	7.20%
2019	14.97%	10.18%	7.30%
2020	15.18%	10.42%	7.39%
2021	15.32%	10.65%	7.51%
2022	15.42%	10.75%	7.56%
2023	15.46%	10.78%	7.57%
2024	15.48%	10.80%	7.59%
2025	15.52%	10.84%	7.60%
2026	15.51%	10.84%	7.60%
2027	15.53%	10.85%	7.61%
2028	15.52%	10.84%	7.61%
2029	15.51%	10.83%	7.60%
2030	15.47%	10.79%	7.58%
2031	15.47%	10.79%	7.58%
2032	15.47%	10.79%	7.58%
2033	15.47%	10.79%	7.58%
2034	15.47%	10.79%	7.58%
2035	15.47%	10.79%	7.58%
2036	15.47%	10.79%	7.58%
2037	15.47%	10.79%	7.58%
2038	15.47%	10.79%	7.58%
2039	15.47%	10.79%	7.58%
2040	15.47%	10.79%	7.58%
2041	15.47%	10.79%	7.58%
2042	15.47%	10.79%	7.58%
2043	15.47%	10.79%	7.58%
2044	15.46%	10.79%	7.58%
2045	15.46%	10.79%	7.58%
2046	15.46%	10.79%	7.58%
2047	15.46%	10.79%	7.58%
2048	15.46%	10.79%	7.58%

Source: Ceres Inteligência Financeira.

Ceres Inteligência Financeira 217

Detailed Machinery and Equipment - VMU/ VNR 2022

Table 190 – VMU/VNR Ratio 2022 - Machinery and Equipment

R$ million	VMU 2016	VNR 2016	VMU/VNR 2016	Additions VMU	Additions VNR	VMU 2022	VNR 2022	VMU/VNR 2022
PARALLEL CAPACITOR BANK	2.2	5.6	38.9%	1.8	4.9	4.0	10.5	38.1%
BUSBAR	2.5	2.8	87.0%	3.8	4.6	6.3	7.4	84.6%
SWITCH	3.6	7.7	46.6%	2.5	7.6	6.0	15.3	39.4%
CONDUIT AND CABLE RACEWAY	0.2	0.3	62.0%	0.2	0.4	0.4	0.7	63.0%
MAINS	113.2	177.0	64.0%	151.3	223.5	264.5	400.5	66.0%
CIRCUIT BREAKER	1.5	2.4	61.9%	2.1	2.9	3.5	5.3	66.6%
GENERAL EQUIPMENT	0.8	1.2	72.7%	0.9	1.6	1.7	2.8	62.1%
GENERAL IT EQUIPMENT	1.6	2.8	57.8%	0.2	3.3	1.9	6.1	30.4%
STRUCTURE (POLE, TOWER	170.7	310.0	55.0%	218.8	348.9	389.5	659.0	59.1%
EQUIPMENT AND BUSBAR SUPPORTING STRUCTURE	3.1	4.2	74.1%	4.4	5.9	7.5	10.0	74.7%
FIBER OPTICS	0.0	0.0	79.7%	0.0	0.0	0.0	0.0	65.0%
GAUGE	19.6	32.3	60.7%	14.5	39.1	34.1	71.4	47.8%
BOARD, CONTROL BOARD AND CABINET	3.9	6.0	65.3%	5.3	7.7	9.2	13.8	67.0%
LIGHTNING ROD	0.2	0.3	76.4%	0.3	0.4	0.5	0.7	72.2%
VOLTAGE ADJUSTER	2.6	3.0	87.9%	3.8	4.8	6.4	7.8	81.6%
RECLOSER	9.7	11.0	88.2%	13.4	17.9	23.0	28.9	79.7%
WATER SUPPLY SYSTEM	0.0	0.0	83.0%	0.0	0.0	0.0	0.0	76.8%
POWER SUPPLY SYSTEM	0.4	0.8	51.1%	0.3	0.8	0.7	1.6	46.7%
GROUNDING SYSTEM	20.2	29.2	69.2%	28.9	39.2	49.1	68.4	71.8%
TRANSFORMER OIL TRAP SYSTEM	0.3	0.4	65.4%	0.4	0.5	0.6	1.0	65.4%
DRAIN, FILL AND EXHAUST SYSTEM	0.3	0.4	75.3%	0.4	0.6	0.8	1.1	72.2%

Ceres Inteligência Financeira 218

SANITARY SEWER SYSTEM	0.0	0.0	83.0%	0.0	0.0	0.0	0.0	76.8%
EXHAUST, VENTING AND AIR-CONDITIONING SYSTEM	0.0	0.1	25.3%	0.0	0.1	0.0	0.2	25.8%
LIGHTING AND POWER SYSTEM	0.1	0.2	76.5%	0.2	0.3	0.3	0.5	72.9%
FIRE-FIGHTING SYSTEM	0.1	0.1	51.1%	0.1	0.1	0.1	0.2	54.1%
PROTECTION, METERING AND AUTOMATION SYSTEM	0.9	1.1	83.7%	1.0	1.7	1.8	2.7	67.4%
RADIOCOMMUNICATION SYSTEM	0.0	0.1	71.8%	0.0	0.1	0.1	0.1	59.9%
SINGLE SUBSTATION	4.2	5.0	83.4%	5.9	7.9	10.2	12.9	78.6%
GROUND TRANSFORMER	0.2	0.3	60.3%	0.3	0.4	0.5	0.7	64.2%
SUPPLY TRANSFORMER	73.9	116.6	63.4%	94.3	146.2	168.2	262.8	64.0%
POWER TRANSFORMER	10.2	14.0	73.2%	15.0	19.6	25.2	33.5	75.1%
METERING TRANSFORMER	2.3	5.3	44.2%	2.9	5.0	5.2	10.3	50.3%
ANCILLARY SERVICE TRANSFORMER	0.0	0.1	50.4%	0.1	0.1	0.1	0.2	56.1%
PHOTOVOLTAIC SOLAR POWER GENERATION UNIT	0.6	0.9	65.9%	0.3	1.2	0.9	2.1	43.1%

Source: Ceres Inteligência Financeira

Ceres Inteligência Financeira 219

PMSO Background

The tables below contain the grouping conducted of the ledger accounts related to each utility’s
PMSO. Firstly, similar accounts were grouped, in terms of type of expenditure. After such exercise, groups were inserted into the PMSO accounts. Names and codes of the ledger accounts are de-
scribed according to those from the accounting statements provided by the utility. Amounts are adjust-
ed by the Base Date of December/2016.

Ceres Inteligência Financeira	220

Table 191 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 1 of 3

Eletroacre	2012	2013	2014	2015	2016
Total PMSO	100,112	146,988	126,854	196,619	116,509
Personnel	51,349	78,903	48,297	47,012	46,336
13th Salary	**1,702**	**1,338**	**797**	**1,947**	**2,430**
6.1.0.53.0.5.01.003.000.1 - 13th Salary	1,702	1,338	797	1,388	1,451
6.1.0.54.0.5.01.003.000.1 - Provision for 13th Salary	0	0	0	559	980
Cash Bonus	**370**	**445**	**387**	**619**	**712**
6.1.0.53.0.5.01.004.000.2 - Cash Bonus	370	445	387	403	444
6.1.0.54.0.5.01.004.000.2 - Cash Bonus	0	0	0	216	269
Expense Allowance	**23**	**94**	**53**	**65**	**0**
6.1.0.53.0.5.01.011.000.6 - Expense Allowance	23	94	53	65	0
Annual Supplementary Bonus	**1,499**	**1,474**	**1,040**	**1,902**	**1,990**
6.1.0.53.0.5.01.000.000.2 - Annual Supplementary Bonus	1,499	1,474	1,040	1,047	1,094
6.1.0.54.0.5.01.000.000.2 - Annual Supplementary Bonus	0	0	0	855	896
Med., Dental, Lab. & Hospital Ass. Bonus	**525**	**742**	**466**	**828**	**803**
6.1.0.53.0.5.01.007.000.1 - Med., Dental, Lab. & Hospital Ass. Bonus	525	742	466	311	353
6.1.0.54.0.5.01.007.000.1 - Med., Dental, Lab. & Hospital Ass. Bonus	0	0	0	517	451
Gym Allowance	**13**	**14**	**13**	**25**	**27**
6.1.0.53.0.5.01.006.000.4 - Gym Allowance	13	14	13	14	15
6.1.0.54.0.5.01.006.000.4 - Gym Allowance	0	0	0	11	12
Allowance for Handicapped People	**51**	**50**	**41**	**40**	**52**
6.1.0.53.0.5.01.006.000.1 - Allowance for Handicapped People	51	50	41	40	52
Day Care Allowance	**301**	**308**	**287**	**560**	**312**
6.1.0.53.0.5.01.006.000.2 - Day Care Allowance	301	308	287	269	163
6.1.0.54.0.5.01.006.000.2 - Day Care Allowance	0	0	0	291	150
Graduate Level Study Allowance	**82**	**77**	**73**	**289**	**556**
6.1.0.53.0.5.01.008.000.1 - Graduate Level Study Allowance	82	77	73	167	325
6.1.0.54.0.5.01.008.000.1 - Graduate Level Study Allowance	0	0	0	122	231
School Study Allowance	**10**	**4**	**6**	**11**	**9**
6.1.0.53.0.5.01.006.000.3 - School Study Allowance	10	4	6	7	6
6.1.0.54.0.5.01.006.000.3 - School Study Allowance	0	0	0	4	3
Funeral Allowance	**0**	**0**	**0**	**7**	**31**
6.1.0.53.0.5.01.006.000.5 - Funeral Allowance	0	0	0	7	31
Post-Employment Benefit-Priv Pension-Def/Supe Atu	**0**	**0**	**0**	**36**	**83**
6.1.0.54.0.5.04.000.000.1 - Post-Employment Benefit	0	0	0	27	44
6.1.0.54.0.6.02.000.000.1 – Administrators' Benefits	0	0	0	10	39
Post-Employment Benefit	**0**	**0**	**116**	**15**	**24**
6.1.0.53.0.5.04.000.000.1 - Post-Employment Benefit	0	0	116	15	24

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 221

Table 192 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 2 of 3

Eletroacre	2012	2013	2014	2015	2016
Professional Cap.-Taxi	**16**	**15**	**5**	**18**	**5**
6.1.0.53.0.5.01.008.000.6 - Professional Cap.-Taxi	16	15	5	4	3
6.1.0.54.0.5.01.008.000.5 - Professional Cap. - Lodging	0	0	0	7	0
6.1.0.54.0.5.01.008.000.6 - Professional Cap. - Taxi Expenses	0	0	0	7	2
Professional Cap. - Daily Fee	**192**	**106**	**22**	**51**	**18**
6.1.0.53.0.5.01.008.000.4 - Professional Cap. - Daily Fee	192	106	22	30	10
6.1.0.54.0.5.01.008.000.4 - Professional Cap. - Daily Fee	0	0	0	22	8
Professional Cap. - Transport Ticket	**166**	**93**	**40**	**459**	**59**
6.1.0.53.0.5.01.008.000.3 - Professional Cap. - Transport Ticket	166	93	40	65	23
6.1.0.54.0.5.01.008.000.3 - Professional Cap. - Transport Ticket	0	0	0	394	36
Professional Capacitation	**33**	**15**	**18**	**14**	**4**
6.1.0.53.0.5.01.008.000.2 - Professional Capacitation	33	15	18	7	3
6.1.0.54.0.5.01.008.000.2 - Professional Capacitation	0	0	0	7	1
Supplementary Sick Allowance	**17**	**55**	**22**	**79**	**34**
6.1.0.53.0.5.01.000.000.3 - Supplementary Sick Allowance	17	55	22	29	12
6.1.0.54.0.5.01.000.000.3 - Supplementary Sick Allowance	0	0	0	50	22
Social Charges	**222**	**517**	**786**	**675**	**192**
6.1.0.54.0.6.01.000.000.1 - Fees/Charges (Directors/Board Members)	222	517	786	675	192
Severance Guarantee Fund (FGTS)	**1,300**	**1,332**	**1,086**	**1,497**	**1,246**
6.1.0.53.0.5.02.000.000.3 - Severance Guarantee Fund (FGTS)	1,300	1,332	1,086	1,077	1,114
6.1.0.54.0.5.02.000.000.4 - Severance Guarantee Fund (FGTS)	0	0	0	420	132
Expenses with Routine Medical Exams	**177**	**240**	**103**	**247**	**251**
6.1.0.53.0.5.01.007.000.2 - Expenses with Routine Medical Exams	177	240	103	84	86
6.1.0.54.0.5.01.007.000.2 - Expenses with Routine Medical Exams	0	0	0	163	166
Expenses with Private Pension	**602**	**15,044**	**1,003**	**521**	**1,267**
6.1.0.53.0.5.03.000.000.1 - Expenses with Private Pension	602	15,044	1,003	521	1,267
Bonus for Work Position	**1,775**	**1,783**	**1,443**	**2,866**	**3,205**
6.1.0.53.0.5.01.001.000.1 - Bonus for Work Position	1,775	1,783	1,443	1,429	1,705
6.1.0.54.0.5.01.001.000.1 - Personnel-Bonus for Work Position	0	0	0	1,437	1,500
Overtime	**0**	**0**	**0**	**165**	**159**
6.1.0.54.0.5.01.002.000.1 - Overtime	0	0	0	165	159
Retirees and Annuitants	**143**	**161**	**196**	**178**	**204**
6.1.0.53.0.5.04.000.000.2 - Retirees and Annuitants	143	161	196	178	204
Labor Indemnities	**0**	**0**	**0**	**0**	**144**
6.1.0.53.0.5.01.011.000.4 - Labor Indemnities	0	0	0	0	144
Contribution to National Social Security Institute (INSS)	**4,867**	**4,539**	**3,133**	**4,484**	**4,664**
6.1.0.53.0.5.02.000.000.1 - Contribution to INSS	4,867	4,539	3,133	3,820	4,106
6.1.0.54.0.5.02.000.000.2 - Contribution to INSS	0	0	0	627	558
6.1.0.54.0.6.01.001.000.1 - Contribution to INSS	0	0	0	37	0
National Social Security Institute (INSS) – Provision	**554**	**-261**	**350**	**1,041**	**1,660**
6.1.0.53.0.5.02.000.000.2 - INSS - Provision	554	-261	350	502	840
6.1.0.54.0.5.02.000.000.3 - INSS - Provision	0	0	0	539	820

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 222

Table 193 – Grouped Personnel (PMSO) and Realized Accounts 2012-2016 3 of 3

Eletroacre	2012	2013	2014	2015	2016
Other Personnel Provisions	**146**	**-55**	**131**	**147**	**240**
6.1.0.53.0.5.02.000.000.4 - FGTS - Provision	146	-55	131	147	192
6.1.0.54.0.5.02.000.000.5 - FGTS - Provision	0	0	0	0	48
Others	**12**	**50**	**0**	**2,051**	**3,099**
6.1.0.54.0.5.01.009.000.1 – Group Life Insurance	0	0	0	21	33
6.1.0.54.0.5.01.011.000.3 – Employer's Contribution	0	0	0	53	54
6.1.0.54.0.5.01.011.000.5 - Personnel-Supporting Cont./Supplem.	0	0	0	1	0
6.1.0.54.0.5.02.000.000.1 - P.Cont.INSS/FGTS/SESI/SENAI/Fe.Se/S.	12	50	0	1,941	2,971
6.1.0.54.0.5.99.000.000.1 – Previnorte Actuarial Report	0	0	0	34	41
Profit Sharing	**0**	**2,511**	**1,607**	**2,147**	**514**
6.1.0.53.0.5.07.000.000.1 - Profit Sharing	0	2,511	1,607	1,292	312
6.1.0.54.0.5.07.000.000.1 - Profit Sharing	0	0	0	855	202
Personnel - Overtime	**372**	**644**	**875**	**722**	**554**
6.1.0.53.0.5.01.002.000.1 - Personnel - Overtime	372	644	875	722	554
Personnel-Adm/Hon-Ins/Ad./Expert/T/	**1,971**	**1,679**	**1,247**	**2,127**	**2,060**
6.1.0.53.0.5.01.005.000.1 - Personnel-Adm/Hon-Ins/Ad./Exp/T/	1,971	1,679	1,247	1,842	1,795
6.1.0.54.0.5.01.005.000.1 - Personnel-Adm/H-Ins/Ad.Not/Exp/T	0	0	0	285	265
Private Pension - Current	**0**	**0**	**0**	**377**	**371**
6.1.0.54.0.5.03.000.000.1 - Expenses with Private Pension	0	0	0	377	371
Provision for Vacations	**1,171**	**909**	**851**	**2,722**	**1,851**
6.1.0.53.0.5.01.004.000.1 - Provision for Vacations	1,171	909	851	1,992	1,238
6.1.0.54.0.5.01.004.000.1 - Provision for Vacations	0	0	0	729	613
Provision for Vacations Bonus	**1,052**	**867**	**790**	**1,473**	**1,285**
6.1.0.53.0.5.01.001.000.2 - Provision for Vacations Bonus	1,052	867	790	924	789
6.1.0.54.0.5.01.001.000.2 - Provision for Vacations Bonus	0	0	0	548	496
Salary	**28,450**	**38,845**	**27,180**	**10,509**	**10,410**
6.1.0.53.0.5.01.000.000.1 – Salary	6,895	7,384	6,178	6,258	5,869
6.1.0.54.0.5.01.000.000.1 - Personnel-Salary	21,556	31,461	21,002	4,252	4,541
V . C . P .	**545**	**1,993**	**1,379**	**1,586**	**1,549**
6.1.0.53.0.5.01.011.000.1 - V . C . P .	545	1,993	1,379	1,000	989
6.1.0.54.0.5.01.011.000.1 - V . C . P .	0	0	0	585	559
Meal Voucher	**2,892**	**3,162**	**2,713**	**4,375**	**4,118**
6.1.0.53.0.5.01.010.000.1 - Meal Voucher	2,892	3,162	2,713	2,509	2,575
6.1.0.54.0.5.01.010.000.1 - Meal Voucher	0	0	0	1,866	1,543
Transport Allowance	**99**	**118**	**38**	**137**	**143**
6.1.0.53.0.5.01.011.000.2 - Transport Allowance	99	118	38	112	118
6.1.0.54.0.5.01.011.000.2 - Transport Allowance	0	0	0	25	25

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 223

CERES
INTELIGÊNCIA FINANCEIRA

Table 194 – Grouped Materials (PMSO) and Realized Accounts 2012-2016

Eletroacre	2012	2013	2014	2015	2016
Materials	**1,621**	**1,246**	**1,313**	**1,083**	**1,217**
FUELS AND GREASES	**512**	**118**	**6**	**0**	**1**
6.1.0.53.0.7.01.000.000.2 – Vehicle Fuels and Greases	512	118	6	0	1
DINING ROOM, KITCHEN AND CLEANING	**0**	**0**	**0**	**153**	**0**
6.1.0.53.0.7.01.000.001.0 – Cleaning and Sanitation	0	0	0	153	0
RD MAINTENANCE	**0**	**-78**	**123**	**4**	**111**
6.1.0.53.0.7.01.000.001.1 – RD Maintenance	0	-78	123	4	111
SE MAINTENANCE	**0**	**8**	**3**	**2**	**2**
6.1.0.53.0.7.01.000.001.2 – SE Maintenance	0	8	3	2	2
MAINTENANCE AND CONSUMPTION IN DATA PROC.	**478**	**553**	**347**	**267**	**472**
6.1.0.53.0.7.01.000.000.8 – IT Mat.	0	0	1	0	4
6.1.0.53.2.7.01.000.000.1 - Materials	478	553	347	267	468
MAINTENANCE AND EQUIPMENT RECOVERY	**0**	**4**	**0**	**34**	**2**
6.1.0.53.0.7.01.000.000.9 – General Equipment	0	4	0	34	2
VEHICLE MAINTENANCE AND REPAIR	**0**	**3**	**4**	**0**	**1**
6.1.0.53.0.7.01.000.000.7 – Vehicle Parts and Accessories	0	0	4	0	1
6.1.0.53.0.7.01.000.001.3 – Vehicle Maintenance	0	3	0	0	0
MAINTENANCE, MANUFAC. OR ACQUIS. OF TOOLS & EQUIP.SERV.	**631**	**637**	**825**	**615**	**621**
6.1.0.53.0.7.01.000.000.1 – Stat.-Mat-Repr/Ins.Elec-Hyd/.Dat./Mic	631	637	825	615	621
6.1.0.53.0.7.01.000.000.5 – Individual Protective Equipment	0	0	0	0	0
MAINTENANCE, MANUFAC. OR ACQUIS. OF FURNITURE AND UTENSILS	**0**	**1**	**5**	**8**	**7**
6.1.0.53.0.7.01.000.000.6 – Construction and Refurbishing Mat.	0	1	5	8	7

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 224

Table 195 – Grouped Service (PMSO) and Realized Accounts 2012-2016 1 of 2

Eletroacre	2012	2013	2014	2015	2016
Services	**48,583**	**58,164**	**58,778**	**58,458**	**54,856**
Water / Sewage / Electric Power	**2,495**	**2,113**	**1,471**	**403**	**34**
6.1.0.53.0.8.01.000.000.8 – Electric Power/Water/Teleph./Fax/Mail	2,495	2,113	1,471	403	34
Support & Infrastructure	**2,415**	**1,969**	**659**	**405**	**251**
6.1.0.53.0.8.01.000.001.8 – Indoor Surveillance Service	1,668	1,279	170	0	79
6.1.0.53.0.8.01.000.002.1 - Expenses with Cleaning,Maint.,Gardening &	726	624	382	300	1
6.1.0.53.0.8.01.000.002.6 – Vehicle Maintenance	22	61	107	105	169
6.1.0.53.0.8.01.000.003.8 – Freight & Carrier	0	5	0	0	2
Consumer Services	**15,964**	**17,408**	**15,375**	**21,845**	**20,399**
6.1.0.53.0.8.01.000.000.1 - Consumer Service	2,697	1,444	1,274	1,198	2,424
6.1.0.53.0.8.01.000.000.2 – Meter Reading	12,701	13,999	9,815	8,828	5,417
6.1.0.53.0.8.01.000.003.1 – Inspection in Consuming Units	566	1,158	759	1,039	3,819
6.1.0.53.0.8.01.000.004.0 – Cut and New Connections	0	807	3,526	10,780	8,738
Communications (Telephone, Internet, IT, Postal Service)	**0**	**10**	**2,520**	**3,252**	**2,588**
6.1.0.53.0.8.01.000.003.6 – Telephony	0	10	0	0	92
6.1.0.53.0.8.01.000.004.1 - Call Center & 0800 Service	0	0	2,520	3,252	2,496
Expenses with Trips and Training	**776**	**394**	**3,210**	**2,942**	**337**
6.1.0.53.0.8.01.000.000.4 - Corporate-Dom./Int. Pass. Train.Elec. S.	256	286	330	105	104
6.1.0.53.0.8.01.000.000.5 - Corporate/Indiv.-Dem.Des Man/Com/Tran/Vig/	300	-91	2,680	2,780	197
6.1.0.53.0.8.01.000.000.7 - Hotel Lodging-Pay. Counter/Coegv(2012)	200	177	101	25	13
6.1.0.53.0.8.01.000.002.7 – Service Trips - Expenses with Taxi	21	22	43	13	15
6.1.0.53.0.8.01.000.003.7 – Enrollment Fee Training	0	0	56	18	9

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 225

Table 196 – Grouped Service (PMSO) and Realized Accounts 2012-2016 2 of 2

Eletroacre	2012	2013	2014	2015	2016
Taxes	**-8,896**	**-5,242**	**-4,082**	**-5,501**	**-3,349**
6.1.0.53.0.8.01.000.002.2 - (-) Pis/Cofins Reimbursement	-8,896	-5,242	-4,082	-5,501	-3,349
Maintenance of Distribution Grid (RD)	**25,847**	**24,776**	**22,135**	**20,863**	**21,101**
6.1.0.53.0.8.01.000.000.3 - Main.Cons Equi C..Req..Proj.S.T	465	4,005	882	1,328	1,868
6.1.0.53.0.8.01.000.001.3 – Emergency Operation & Maintenance (Cod)	11,731	2,127	9	0	4
6.1.0.53.0.8.01.000.001.4 – Prev. & Corrective Maintenance (Life Line)	0	0	2,385	1,255	1,755
6.1.0.53.0.8.01.000.001.6 - Emergency Operation & Maintenance (Plant	11,816	14,042	15,597	15,033	13,737
6.1.0.53.0.8.01.000.002.4 - Expenses with Refurbishing of Facilities	0	191	7	0	1
6.1.0.53.0.8.01.000.002.5 - Inspection, Maintenance Grid up to 34,5 Kva	1,835	4,371	3,218	3,216	3,732
6.1.0.53.0.8.01.000.004.2 – Substation Maintenance	0	40	37	32	4
Others	**2,969**	**4,900**	**4,927**	**3,811**	**4,579**
6.1.0.53.0.8.01.000.001.2 – Environmental Expenses	27	0	19	22	0
6.1.0.53.0.8.01.000.002.8 - Expenses Paid through Fixed Fund	21	35	25	10	11
6.1.0.53.0.8.01.000.002.9 – Bank Tariff	2,863	4,553	4,415	3,746	4,140
6.1.0.53.0.8.01.000.003.5 - Expenses with Fuel (through Magn Card)	57	311	467	34	428
Advertising & Disclosures	**132**	**0**	**0**	**0**	**5**
6.1.0.53.0.8.01.000.000.6 – Official Advertising	132	0	0	0	5
Administrative and IT Support Services	**123**	**65**	**70**	**452**	**442**
6.1.0.53.0.8.01.000.001.1 – Expenses with Quality Man. System Implement.	0	29	0	15	0
6.1.0.53.0.8.01.000.001.9 – Sys Consulting Updat. Maint. Service	0	6	0	24	24
6.1.0.53.0.8.01.000.002.0 – Operating Services Car Agent	0	0	0	0	1
6.1.0.53.0.8.01.000.003.9 – Distribution Technique Management System	123	30	70	413	417
Transfers	**6,758**	**11,772**	**12,495**	**9,987**	**8,467**
6.1.0.53.2.8.01.000.000.1 – Third-Party Services	6,758	11,772	12,495	9,987	8,467

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 226

Table 197 – Grouped Others (PMSO) and Realized Accounts 2012-2016 1 of 2

Eletroacre	2012	2013	2014	2015	2016
Others	**-1,441**	**8,674**	**18,466**	**90,066**	**14,099**
Rentals/ Leasing/ Leases/ Monthly Payments and the like	**0**	**17**	**17**	**17**	**17**
6.1.0.53.1.9.99.000.001.7 - Cier (Annual Quota)	0	17	17	17	17
Private Power Consumption	**176**	**179**	**1,067**	**745**	**426**
6.1.0.53.1.9.99.000.000.4 - Private Power Consumption	176	179	1,067	745	426
Court Expenses / Indemnities/ Procedural Costs	**362**	**1,532**	**10,864**	**8,405**	**-14,277**
6.1.0.53.1.9.99.000.000.2 – Indemnity for Electric Equip. Damages	362	742	132	184	177
6.1.0.53.1.9.99.000.000.8 - Procedural Costs	0	12	0	0	1
6.1.0.53.1.9.99.000.001.1 – Court Sentences – Labor	0	22	1,044	864	2,212
6.1.0.53.1.9.99.000.001.3 - Court Sentences – Civil	0	378	4,844	7,357	2,917
6.1.0.53.1.9.99.000.001.3.1 - Court Sentences – Civil	0	378	4,844	0	-2,917
6.1.0.54.1.9.99.000.004.1 – Sefaz Infringement Notice	0	0	0	0	-16,667
Trainees/ Minor Apprentices / Assigned Employees	**44**	**42**	**27**	**12**	**110**
6.1.0.53.1.9.99.000.000.3 – Trainees	44	42	27	12	110
Infringements / ANEEL Fines	**3,547**	**371**	**662**	**13,719**	**12,265**
6.1.0.53.1.9.06.000.000.1 - Res. 24-Aneel-Dec-Fec-Dic-Fic-Dmic	0	0	0	13,628	9,329
6.1.0.53.1.9.06.000.000.2 – Return for Violated Due Date	0	0	0	0	149
6.1.0.53.1.9.06.000.000.3 - Return for Critical Day Indicator	0	0	0	0	140
6.1.0.53.1.9.06.000.000.4 - Resolution 505 Aneel Voltage Level	0	0	0	0	2,549
6.1.0.53.1.9.06.000.000.5 - Resolution 414 Aneel Electric Damages	0	0	0	0	26
6.1.0.53.1.9.06.000.000.6 - Aneel Phone Service Penalty	0	0	0	0	74
6.1.0.53.1.9.99.000.001.8 - Infringement Notice - Aneel	3,547	371	662	90	0
Others	**-5,860**	**6,022**	**5,025**	**66,793**	**16,247**
6.1.0.53.1.5.01 – Expense Recovery	-7,691	-751	-1,126	-815	-580
6.1.0.53.1.9.99.000.001.4 – Operating Losses	0	1,025	1,246	1	271
6.1.0.53.1.9.99.000.001.5 – Inventory Shortage	0	0	0	19	8
6.1.0.53.1.9.99.000.001.5.1 - Inventory Shortage	0	0	0	-19	-8
6.1.0.53.1.9.99.000.002.5 – Other Expenses	2	17	8	631	20
6.1.0.53.1.9.99.000.002.5.1 - Other Expenses	2	17	8	-631	-20
6.1.0.53.1.9.99.000.002.6 – Losses with Customer Credits	0	0	0	24,796	34,474
6.1.0.53.1.9.99.000.002.6.1 - Losses with Customer Credits	0	0	0	0	-34,474
6.1.0.53.1.9.99.000.002.7 - (-)Rec. Of Losses with Customer Credits	0	0	0	-12,663	-13,426
6.1.0.53.1.9.99.000.002.7.1 - (-)Rec. Of Losses with Customer Credits	0	0	0	0	13,426
6.1.0.53.1.9.99.000.003.2 - Losses with Consumer Several Returns	0	0	0	341	144
6.1.0.53.1.9.99.000.003.3 – Specific Consumption Reversal Ccc - Res-427	0	0	0	26,234	0
6.1.0.53.1.9.99.000.003.4 – Cutting Factor Reversal - Ccc	0	0	0	2,323	0
6.1.0.53.1.9.99.000.003.5 – Oil Return Ccc -Res 427	0	0	0	25,708	0
6.1.0.53.3.5.01.000.000.1 – Expense Recovery	0	-924	-1,656	0	-1,051
6.1.0.53.3.5.01.000.000.2 - Expense Recovery	0	0	-4	0	0
6.1.0.53.3.9.99.000.000.1 – Others	1,827	6,637	6,549	869	17,463

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 227

CERES

Table 198 – Grouped Others (PMSO) and Realized Accounts 2012-2016 2 of 2

Eletroacre	2012	2013	2014	2015	2016
Provisions/ Reversals/ Extensions/ Administrative Expenses / Advertising	**0**	**0**	**1**	**0**	**21**
6.1.0.53.1.9.99.000.000.5 – Advertising & Publicity	0	0	1	0	21
6.1.0.53.1.9.99.000.002.3 - Provision for Impairment Implem. 367	0	0	0	0	0
Insurances	**59**	**315**	**390**	**213**	**36**
6.1.0.53.1.0.01.000.000.2 – Operating System Insurances	0	0	0	190	23
6.1.0.53.3.0.01.000.000.1 – insurances	59	315	390	23	13
Training/ Other Daily Fees/ Trips/Lodging/ Medical Exp.	**238**	**185**	**330**	**126**	**110**
6.1.0.53.1.9.99.000.000.1 - Daily Fees	238	183	252	91	85
6.1.0.53.1.9.99.000.000.9 - Lodging, Snacks & Meals	0	2	0	0	7
6.1.0.53.1.9.99.000.001.0 – Transport Ticket Training	0	0	78	35	18
Taxes/Fees/ Charges/ Tariffs	**-8**	**13**	**84**	**37**	**-856**
6.1.0.53.1.0.10.000.000.1 - I.P.T.U.	0	0	0	24	0
6.1.0.53.1.0.10.000.000.2 – Fees	0	0	0	9	0
6.1.0.53.1.0.10.000.000.4 - I.P.V.A	0	0	0	25	0
6.1.0.53.1.6.01.000.000.1 - I.P.T.U	0	23	0	1	1
6.1.0.53.1.6.01.000.000.2 – Fees	0	52	39	0	161
6.1.0.53.1.6.01.000.000.4 - I.P.V.A	0	16	22	0	23
6.1.0.53.1.7.01.000.000.2 - (-) Pis/Cofins Reimbursement	-8	-567	-856	-835	-1,453
6.1.0.53.1.8.10.000.000.1 - (-)Pis/Cofins Reimbursement	0	0	0	-50	-36
6.1.0.53.3.6.01.000.000.1 - Taxes	0	488	878	863	447

Source: Own draft, based on utility's accounting statements

Ceres Inteligência Financeira 228

Re-rating Net Debt and Working Capital Balances

Table 199 – Re-rating of Asset Balances

R$'000	DFP Dec/16	Alt. Due Diligence	Dec/16 Alt.	Rating DD	Rating Ceres
Assets					
Current Assets	**370,027**		**348,658**		
Cash and cash equivalents	16,006		16,006	Net Debt	Net Debt
Customers	85,139	(13,177)	71,962	Working Cap.	Working Cap.
Taxes and social contributions	7,643		7,643	Working Cap.	Working Cap.
Reimbursement Rights	103,458		103,458	Working Cap.	Net Debt
CCC	92,727				
Low Income Subsidy	10,731				
Regulatory assets	104,265		104,265	Working Cap.	CVA
Warehousing	2,226	(1,296)	930	Working Cap.	Working Cap.
Ongoing services	9,332		9,332	n/a	Working Cap.
Assets allocated for disposal	86		86	n/a	Working Cap.
Other assets	41,872	(6,896)	34,976	Working Cap.	Working Cap.
Non-current assets	**754,147**		**754,147**		
Customers	41,902		41,902	n/a	Working Cap. LP (Feb/18)
Collaterals and related deposits	7,377		7,377	Net Debt	Net Debt
Taxes and social contributions	1,897		1,897	n/a	Working Cap. LP
Reimbursement Rights	243,030		243,030	Net Debt	Net Debt
CCC	243,030		243,030		
Financial assets – public service concessions	420,227		420,227		
Property, Plant & Equipment	25,364		25,364		
(-) Aggregate Depreciation	(16,731)		(16,731)		
Intangible assets	240,894		240,894		
(-)Aggregate Amortization	(209,813)		(209,813)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Diligence Report

Ceres Inteligência Financeira 229

CERES
INTELIGÊNCIA FINANCEIRA

Table 200 - Re-rating of Liabilities Balances

R$'000	DFP Dec/16	Alt. Due Diligence	Dec/16 Alt.	Rating DD	Rating Ceres
Liabilities and Shareholder's Equity					
Current liabilities	**459,394**		**238,444**		
Suppliers	258,015	(203,047)	54,968	Working Cap.	Working Cap.
Electric power	63,479				
Materials and services	47,676				
Connection – Transmission system	8,652				
Petrobrás	121,986				
Petrobrás Cash Act.	16,222				
Taxes and social contributions	52,495	(12,368)	40,127	Working Cap.	Working Cap.
Regulatory liabilities	69,983		69,983	Working Cap.	CVA
Financing and loans	8,791		8,791	Net Debt	Net Debt
Estimated liabilities	7,209		7,209	Working Cap.	Working Cap.
Reimbursement Liabilities	-		-	Working Cap.	Net Debt
R&D	23,688		23,688	Net Debt	Working Cap.
Sectorial charges	20,157		20,157	Working Cap.	Working Cap.
Post-Employment Benefit	625		625	Net Debt	Net Debt
Other liabilities	18,431	(5,535)	12,896	Working Cap.	Working Cap.
Non-current liabilities	**938,557**		**1,158,400**		
Suppliers	255,278	203,047	458,325	Net Debt	Net Debt
Petrobrás	255,278				
Taxes and social contributions	98,676	12,368	111,044	Net Debt	Working Cap. LP
Financing and loans	360,653		360,653	Net Debt	Net Debt
Reimbursement Liabilities	146,051		146,051	Net Debt	Net Debt
CCC	81,017				
CCC – Court Proceeding	65,034				
Provisions for civil, labor and fiscal liabilities	8,032		8,032	Net Debt	Net Debt
AFAC	69,462		69,462		
Post-Employment Benefit	208		208	Net Debt	Net Debt
Other liabilities	197	4,428	4,625	Net Debt	Working Cap. LP
Shareholders' Equity	**(273,777)**		**(273,777)**		
Capital stock	475,789		475,789		
Other broad income	(405)		(405)		
Aggregate losses	(749,161)		(749,161)		

Source: Own draft based on DFP 2016 and on the Accounting-Capital Due Diligence Report

Ceres Inteligência Financeira 230

September, 2017

Privatization of Eletrobras System Distributors

Product 10: Final Valuation Report

Companhia de Eletricidade do Acre – Eletroacre

Consórcio Mais Energia B

To:
Banco Nacional de Desenvolvimento Econômico e Social
(Brazilian Development Bank - "BNDES")
Av. República do Chile nº 100
Rio de Janeiro - RJ

Attention: Mrs. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017

September 18, 2017

Dear All,

Pursuant to service contract OCS 028/201 7 (“the Contract") signed February 14, 2017 by BNDES and
Consortium Mais Energia B (“the Consortium”), this report presents the result of our analysis related to the
Privatization of Eletrobras System Distributors.

The result of our work is detailed in this document titled “Product 10: Final Valuation Report” (“the Report”)
and provides a financial valuation as of September 18, 2017, of Companhia de Eletricidade do Acre.

As contemplated under the Contract, the sole purpose of the Report is to provide a valuation of Companhia de
Eletricidade do Acre to BNDES, the institution responsible under Decree 8.893 for the privatization process of the Eletrobras System Distributors.

If the Report is shared with third parties, it must be provided in full so that the applicable disclaimers and limitations are effectively communicated.

		Summary
1	.	Introduction		9
1.1			Context	9
1.2			Purpose	9
1.3			Summary of the Assumptions	9
1.4			Valuation	11
2	.	History and Characteristics of the Concession Holder		12
2.1	.		Brief History	12
2.2	.		Description of the Operating Area	13
2.3	.		Socioeconomics	14
2.4	.		Transportation Infrastructure	15
2.5	.		Climate	18
2.6	.		Geoelectric Characteristics	20
3	.	Market and Consumer Unit Forecast		25
3.1	.		Market and Consumer Units Background	25
3.2	.		Market Forecasting Methodology	27
3.3	.		Market Forecast Result	33
3.4	.		Consumer Unit Forecasting Methodology	40
3.5	.		CU Projection Results	42
4	.	Methodologies, Premises, Adjustment Results and Revisions		43
4.1	.		Overview	43
4.1.1		.	Incentive regulation	43
4.1.2		.	Recent changes in the contractual and tariff rules of the electric power distribution.	47
4.2	.		Methodologies, Assumptions and Proceeds for Portion A Definition	64
4.2.1		.	Energy Acquisition and Extra Tariffs	64
4.2.2		.	Charges	65
4.2.3		.	Transmission Cost	67
4.2.4		.	Finance	67
4.2.5		.	Technical losses (PT)	68
4.2.6		.	Non-technical losses (PNT)	75
4.2.7		.	Default	91
4.3	.		Methodology for Portion B definition	93
4.3.1		.	Regulatory WACC	94
4.3.2		.	Operating Costs and Xt Factor	97
4.3.3		.	Xpd and Xq Factor	111
4.3.4		.	Surplus Demand, Excess Reactives and Other Revenues	116
4.3.5		.	DEC and FEC Indicators	119
4.3.6		.	Compensations	129
4.3.7		.	Long-Term Investment	133
4.3.8		.	Remuneration Basis	139

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4.3.9. Tariff Transactions				154
5	.	Analysis of the Distributor		158
5.1	.	Historical Financial Statements		158
6	.	Valuation		165
6.1	.	Methodology		165
6.2	.	Discount Rate		165
6.3	.	Assumptions		168
6.4	.	Valuation by Multiples		176
6.5	.	Conclusion		179
6.6	.	Sensitivity		188
7	.	References		189
ANNEX I – Extent of Responsibility				190
APPENDIX A – Socioeconomic Characteristics of the Operating Area of Eletroacre				191
APPENDIX B – Methodologies of Market Projection				194
APPENDIX C – Selection of Models for Market Projections				198
APPENDIX D – Alternative Models Not Selected				200
APPENDIX E – Models of the Assessed DEC and FEC Indicators				205
APPENDIX F – Concepts and Methods of BRR Valuation				206
APPENDIX G – Company’s Debt Overview				209

		Figures

Figure 1 – Macroeconomic Assumption				10
Figure 2 – State of Acre (featured capital)				13
Figure 3 – Forest, indigenous, and environmental preservation areas				14
Figure 4 – Rodovias Federais e Estaduais do Acre				18
Figure 5 – Total accumulated rainfall to the Brazilian states				19
Figure 6 – Average temperatures observed to the Brazilian states				20
Figure 7 – National Interconnected System				22
Figure 8 – Map of the State with the Interconnected and Individual Systems.				23
Figure 9 – GDP Actual growth forecasts (% per year) of external sources				31
Figure 10 – Schematic drawing for total CU projection				40
Figure 11 – Price cap working				44
Figure 12 – Yardstick Competition Working				45
Figure 13– Example of the Periodicity of Periodic Tariff Reviews and Tariff Adjustments				45
Figure 14 – Time line with changes in the PRORET.				49
Figure 15– Time line with the recent normative rules in connection with renewal of the concessions				52
Figure 16 - Reduction history				81
Figure 17 - Periodicity of Regulatory PNT Target Forecasts				85
Figure 18 – Dynamic of forecast for Regulatory PNT Targets				87
Figure 19 – Example pattern for calculating quality indicator components of X Factor				115
Figure 20 – Historical Financial Indicators				158
Figure 21 – Summarized Income Statements				159
Figure 22 – Summarized Balance Sheet				160
Figure 23 - Balance Sheet				160
Figure 24 – Income Statements				161
Figure 25 – Quality of Earnings				162
Figure 26 – Due Diligence Working Capital				163

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Figure 27 – Due Diligence Net Debt		164
Figure 28 – Due Diligence Financial Indicators		164
Figure 29 - Rolling WACC		168
Figure 30 - Working Capital		175
Figure 31 - EV/ Net Revenues Multiples		177
Figure 32 - EV/EBITDA Multiples		177
Figure 33 - EV/BRR Multiples		178
Figure 34 - EV/ Consumer Units Multiples (R$ thousand/ Number of clients)		178
Figure 35 - EV/ Distributed Energy Multiples (R$ thousand/MWh)		179

Graphs

Graph 1 – Density of Total Roads (km/km²)		16
Graph 2 – Percentage of Existing and Planned Roads in 2015		16
Graph 3 – Competitiveness of the generation sources		21
Chart 4 – Voltage level share in the overall market (%) - Eletroacre’s forecasts		29
Chart 5 – State GDP Share in Brazil’s GDP (%) - Eletroacre’s Forecasts		33
Chart 6 – Eletroacre’s Forecast Market for every Decade per Consumption Class.		39
Chart 7 – Eletroacre’s Forecast Market up to 2046 per Consumption Class.		40
Chart 8 – Eletroacre’s CU Projection		42
Graph 9 – Mean Losses by Eletroacre and Equiparable Companies’ Segment		72
Graph 10 – Projected regulatory allowance for technical energy losses of Eletroacre		75
Graph 11 – Comparison between Verified and Regulatory Non-Technical Losses on the BT Market		76
Graph 12 – Forecast Verified PNT and Regulatory PNT Eletroacre (Invoiced)		88
Graph 13 – Example heterogeneity curve		103
Graph 14 – Eletroacre efficiency curve		107
Graph 15 – Projection of Other Regulatory Revenues – Eletroacre (BRL Million)		118
Graph 16 – Projected Annual Income with Surplus Demand and Excess Reactives – Eletroacre (BRL Million)		119
Graph 17 – Verified Indicator and DEC Thresholds for Eletroacre		121
Graph 18 – Verified Indicator and FEC Thresholds for Eletroacre		121
Graph 19 – Historic Offsets due to Infringements to Eletroacre Individual Indicators		122
Graph 20 – Projection Eletroacre DEC		127
Graph 21 – Projection Eletroacre FEC		128
Graph 22 – Eletroacre Projected Compensation		132
Graph 23 - Projection of Eletroacre electric and non-electric investments		138
Graph 24 - Eletroacre Long-Term Investment Plan by Type of Work/Systems		138
Graph 25 – Tariff adjustments (%)		157
Graph 26 – Eletroacre Industrial Class: growth rate accumulated in 12 months		201
Graph 27 – Eletroacre Industrial Class: growth rate accumulated in 12 months		202
Graph 28 – Eletroacre Rural Class: growth rate accumulated in 12 months		203
Graph 29 – Eletroacre Public Entity Class: growth rate accumulated in 12 months		204

Tables

Table 1 – Valuation		11
Table 2 – Road Indicators to Acre		17
Table 3 – Climate Characteristics of the state of Acre		19
Table 4 – Evolution of the Number of Consumers per Voltage Level		25
Table 5 – Market Evolution per Voltage Level		26
Table 6 – Average Market Evolution per Voltage Level		26
Table 7 – Evolution of the Average Consumption per Tariff Class		27
Table 8 – Variables used in Eletroacre’s market forecasts per class		30
Table 9 – State GDP share in Brazil’s GDP (%)		32

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Table 10 – Average GDP growth rates (%)		33
Table 11 – Eleroacre’s Forecast Market for every Decade per Consumption Class.		39
Table 12 – Summary of Eletroacre’s CU Projection		42
Table 13 - T & Xpd Factor Values		58
Table 14 – Values of Regulatory Allowances for Energy Losses		58
Table 15 – Aggregate DEC and FEC Thresholds		59
Table 16 – Variation of sums assigned to PMSO by Dealer		62
Table 17 – Variation of DEC thresholds by Dealer		62
Table 18 – Variation of FEC thresholds by Dealer		63
Table 19 – Volume of Losses at Eletroacre Distribution System		70
Table 20 – Volume of Technical Losses by Transformation and Network Segment		70
Table 21 - Technical Losses Target by Voltage Segment		72
Table 22 – Projected total technical losses and losses by transformation and network segment		74
Table 23 – Socioeconomic Variables for Composition of the Complexity Index for Fighting PNT		77
Table 24 – Patterns Chosen to Compose the Complexity Index for Fighting PNT		77
Table 25 - Result of Complexity Indices of each Econometric Pattern for Eletrobras Group Companies		78
Table 26 – Mean Complexity Index of Eletrobras Group Companies		79
Table 27 – Summary Definition of Starting Point		82
Table 28 – Model of Projected Regulatory PNT		83
Table 29 - Comparison of Invoiced Verified Loss to Invoiced Regulatory Allowance for Energy Losses		86
Table 30 - Complexity index for Fighting More Complex Dealers’ PNT Group 1		86
Table 31 - Forecast Regulatory PNT 2023 to 2027		89
Table 32 - Forecast Regulatory PNT 2028 to 2032		89
Table 33 - Forecast Regulatory PNT 2033 to 2037		90
Table 34 – Forecast Regulatory PNT 2038 to 2042		90
Table 35 – Forecast Regulatory PNT 2043 to 2047		91
Table 36 – Parameters of Operating Cost Efficiency in 4CRTP		98
Table 37 – Trust Intervals of efficiency estimates		99
Table 38 – Composition of clusters		104
Table 39 – Composition of clusters and efficiencies - Eletroacre		106
Table 40 – Eletroacre regulatory PMSO Forecast		107
Table 41 – Results from sampling for network projections		110
Table 42 – Operating Costs and T Component Eletroacre		111
Table 43 – Technical and Commercial Indicators of Q Component of X Factor		113
Table 44 – Commercial Indicators in 2016 – Eletroacre		116
Table 45 – Results for X Factor and its components Eletroacre		116
Table 46 – Calculated/Projected Calculated and Homologated Limit/Projected DEC Limit of Eletroacre		128
Table 47 - Calculated/Projected Calculated and Homologated Limit/Projected FEC Limit for Eletroacre		129
Table 48 – Compensation Regression Table		131
Table 49- Five-Year Investment Projection 2018-2022		134
Table 50 - Investments in HV Expansion work 2018-2022		135
Table 51 - Mean, Standard deviation and Limits for HV Expansion works		135
Table 52 - Investments in HV Expansion work (excluding outliers)		135
Table 53 - Investments in HV Expansion work 2023-2027		135
Table 54 - Projection of Investments for the Five-Year Periods of Eletroacre		137
Table 55 – Proportions of Asset Groups in the BAR		143
Table 56 – Calculation of AIS Considered in the BRR Pattern in Feb/17		145
Table 57 –Difference between Initial and Final Incremental AIS (VOC) from 3rd RTP		146
Table 58 – BRR Values Considered as Starting Point in the Secured BRR in Feb/17		147
Table 59 –Investments between 2018 and December, 2022 by Registration Unit: Impact on Mean Depreciation
Rate of Assets		151
Table 60 – Assumptions for Projection of Indices and Rates		152
Table 61 – TJLP Projection		152
Table 62 – Projection of Regulatory Reinstatement Quota at RTPs		153
Table 63 – Projection of Capital Remuneration without Special Liabilities at RTPs		153
Table 64 – Projection of Capital Remuneration of Special Liabilities at RTPs		154
Table 65 – Projection of Annual Cost of Personal and Real Property at RTPs		154
Table 66 – Estimates for Required Revenue, VPA and VPB for Eletroacre (Nominal BRL Million)		156

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Table 67 - Unlevered Beta of comparable companies		167
Table 68 - Transaction Multiples		176
Table 69 - Distributed energy projections		179
Table 70 - Net revenues projections		180
Table 71 - Operating costs projections		181
Table 72 - Gross profit projections		182
Table 73 - Operating expenses projections		183
Table 74 - EBITDA projections		184
Table 75 - Net income projections		185
Table 76 - Cash Flow Projections		185
Table 77 – Terminal Value		186
Table 78 – Valuation Results		187
Table 79 – Financial Covenants		187
Table 80 – Sensitivity Analysis		188
Table 81 – Demographic Information, Education Level, and Unemployment Rates		191
Table 82 – Information on Access to Services		192
Table 83 – Information on Income		192
Table 84 – Information on Violence		193
Table 85 – Family of Exponential Models		196
Table 86 – Statistical Indicators		199
Table 87 – Residential Class: Eletroacre		200
Table 88 – Industrial Class: Eletroacre		201
Table 89 – Commercial Class: Eletroacre		201
Table 90 – Rural Class: Eletroacre		202
Table 91 – Public Authority Class: Eletroacre		203
Table 92 – Public Services Class: Eletroacre		204

Charts

Chart 1 – Socioeconomic characteristics of the State of Acre		15
Chart 2 – Summary of the forecasting model for Eletroacre’s Residential Consumption		34
Chart 3 – Summary of the forecasting model for Eletroacre’s Industrial Consumption		34
Chart 4 – Summary of the forecasting model for Eletroacre’s Commercial Consumption		35
Chart 5 – Summary of the forecasting model for Eletroacre’s Rural Consumption		35
Chart 6 – Summary of the forecasting model for Eletroacre’s Government Consumption		36
Chart 7 – Summary of the forecasting model for Eletroacre’s Street lighting Consumption		37
Chart 8 – Summary of the forecasting model for Eletroacre’s Public Service Consumption		38
Chart 9 – Summary of the forecasting model for Eletroacre’s Own Consumption		38
Graph 10 – Exemplification of required investments in HV Expansion for the period between 2023-2027		135

Equations
Equation 1- Box Cox Transformation		28
Equation 2 - Household Density Calculation		41
Equation 3 - Coverage Kt		41
Equation 4 - Residential CU Projection		41
Equation 5 - Average Consumption Series		41
Equation 6 - CU Projection		42
Equation 7 - Formulation for the Maximum Price Level and Periodic Adjustment		43
Equation 8 - Formulation for Tariff Adjustment Index		46
Equation 9 - - Formula for Complexity Index for Fighting PNT of Company A		78
Equation 10 – Calculation of PNT Targets		79
Equation 11 – Aggregate Target		80
Equation 12 – Value of Non-Recoverable Revenue for companies which have not been under 4CRTP		92
Equation 13 – Value of Non-Recoverable Revenue for companies that have been under 4CRTP		92

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Equation 14 – Calculation of Portion B in readjustment procedures		94
Equation 15 – Calculation of Portion B in review procedures		94
Equation 16 – Tariff coverage of Operating Costs		100
Equation 17 – Value of Efficient Operating Costs		101
Equation 18 – Annual variation of Regulatory Operating Costs		101
Equation 19 – Target of Efficient Operating Costs		101
Equation 20 – Target of Efficient Operating Costs with sharing		101
Equation 21 – Standardization of variables		102
Equation 22 – Euclidian distance		102
Equation 23 – Efficiency indicator		104
Equation 24 – Value of Efficient Operating Costs		108
Equation 25 – Adjustment Factor		108
Equation 26 – Operating cost upon Tariff Readjustment		110
Equation 27 – T component of X Factor		110
Equation 28 – Pd component of X Factor		112
Equation 29 – Q Component of X Factor		114
Equation 30 - Heterogeneity Determination		123
Equation 31 - Equation of Limits		124
Equation 32 – Simplified Equation of Limits		124
Equation 33 – Equations of Linear Regressions for DEC		126
Equation 34 – Equations of Linear Regressions for FEC		126
Equation 35 – Calculation of mean EUSD		130
Equation 36 - Calculation of Effective Compensation		130
Equation 37 - Projected Compensation		132
Equation 38 – Regulatory Reinstatement Quota		139
Equation 39 – Gross BRR		140
Equation 40 – Capital Remuneration		140
Equation 41 – Net Regulatory Remuneration Base		141
Equation 42 – Capital Remuneration of Special Liabilities		142
Equation 43 – Regulatory Annuity Base (BAR)		142
Equation 44 – Annual Rental Cost (CAL)		143
Equation 45 – Annual vehicle cost (CAV)		143
Equation 46 – Annual IT System Cost (CAI)		144
Equation 47 - Stationary Series		194
Equation 48 - Seasonal Series		194
Equation 49 - Box & Jenkins Methodology Models		195
Equation 50 - ETS Model		195
Equation 51 - Dynamic Model		197

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1. Introduction
1.1 Context

Companhia de Eletricidade do Acre - Eletroacre (“Eletroacre”, the “Distributor”, or the
“Company”) is company headquartered in Rio Branco, the capital of the State of Acre. It is the federal utility concession holder responsible for the sale and distribution of electricity in State of
Acre. The Company, which was previously controlled by the State Government, is currently controlled by Centrais Elétricas Brasileiras S.A. - Eletrobras, who holds 96.70% of its shares.
According to Article 2 of Decree 8.893, the Brazilian Development Bank (BNDES) is
responsible for the supervision and execution of the privatization process of the electric distributorship concession holders.
In this context, the Consortium has prepared the financial valuation of the Company’s shares with a base date of December 31, 2016, using a Discounted Cash Flow (“DCF”)
methodology. The finanicial valuation assumes the scenario of renewal of the concession for electric power distribution. Therefore, the result of this work represents the Company’s value in the event of concession renewal.

1.2 Purpose

The purpose of this report is to provide BNDES, the leader of the project, with information regarding the company’s Fair Value, making clear all assumptions used for calculations of portions A and B, as well as the methodologies used in the financial model.
With this purpose, the following analyses were carried out:
·	Research and analysis or market information;
·	Projections for the energy market, energy demand and regulatory elements;
·	Analysis of the historical financial statements;
·	Meetings, conference calls, and discussions with the directors and technical

·	Field teams visits; of the Company;
·	financial statements projections (Income Statements and Cash Flow Statements)
based on information provided by the Company, market analyses, and due

·	Financial diligence studies; valuation based on Discounted Cash Flow methodology;
·	Calculation and projection of the discount rate based on the Weighted Average
Cost of Capital (WACC) methodology, used for calculating the present value of

·	Calculation projected cash and flows; projection of regulatory WACC.

1.3 Summary of the Assumptions

Methodology

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The valuation of the Company was performed using the Discounted Cash Flow method, based on the projected profits, utlizing Free Cash Flow to the Firm (FCFF).

Discount Rate

The methodology used to estimate the discount rate was the Weighted Average Cost of Capital (WACC), considering a rolling capital structure (Rolling WACC).

Base Date

The base date used for this valuation is December 31,2016.

Projection Period

The cash flows were estimated for the period between January 1, 2017 and February 29, 2048 (end of the concession period) assuming operational shutdown of the Company at the end of the concession period. Only the the cash flows projected for the period between March, 2018, and February, 2048, were considered in calculating the Net Present Value of the Company.

Currency

The projections are expressed in nominal Reais (R$) considering inflation effects.

Macroeconomic Assumptions

The macroeconomic assumptions used in the financial model are presented below. It is important to highlight that the GDP premise was used in the projection of the number of consumers by market class as detailed in Chapter 4 of this report.

Figure 1 – Macroeconomic Assumption

Parameters	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
https://www3.bib.gov.br/expectativas/publico/consulta/serieestatisticas IPCA – variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022											
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
https://www.cbo.gov/publication/52370 Table C-I. - C8O's Economic Projections. by Calendar Year - Consumer price index											
IGP-M (Other income)	4.78%	4.74%	4.64%	4.56%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%	4.47%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas IGP-M • variation % • Avg • Annual • Period 03/03/2017 - 03/03/2017 2017 – 2022											
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas Over-selic rate • % p.a. - Avg • Avg year - Period 03/03/2017 - 03/03/2017 2017 -2022											
PIB	0.47%	2.40%	2.53%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%	2.52%
https://www3.bcb.gov.br/expectativas/publico/consulta/serieestatisticas Total GDP - variation % - Avg - ' Annual • Period 03/03/2017 - 03/03/2017 2017 - 2022											

The projections available in the described sources are presented in blue font in the table above; the data presented in black font, as well as the values from 2026 on, replicate the last available data. The projected data for IPCA, IGP-M, SELIC, and

GDP were developed by Central Bank of Brazil in the date exposed in the table (March 03, 2017). The projections are available in Boletim Focus.

1.4 Valuation

The following table presents the results of the financial valuation according to the methodology and assumptions presented in this report.

Table 1 – Valuation

Conclusion	Dec/16
NPV FCFF	826,942,495.56
NPV Terminal Value	117,970,922.70
Enterprise Value	**944,913,418.27**
(-) Net Debt	(855,629,025.17)
(-) Contingencies	(216,231,219.28)
(-) Environmental Adequacies	(8,416,848.84)
Equity Value	**(135,363,675.02)**

2. History and Characteristics of the Concession Holder

This chapter will detail relevant characteristics of Electroacre, providing information regarding its history, socioeconomics, transportation infrastructure, climate and level of connectedness to SIN (“Sistema Interligado Nacional” or National Interconnected System.

2.1. Brief History

The history of electricity in the state of Acre is intrinsically linked to the official recognition of Acre as part of Brazil. This only occurred in 1903, after Brazil signed the Treaty of Petrópolis with Bolivia, in which Brazilian government paid the Bolivian government £2 million (GBP) and constructed the Madeira-Mamoré Railroad connecting Acre to the rest of Brazil.
Two years later, in 1905, the first factory in the State of Acre, the Cruzeiro do Sul thermoelectric plant, started operations in the city of Cruzeiro do Sul. This plant used firewood as fuel and had two generators, one with 12 kW of power and the other with 16 kW [1]. Acre then largest producer of rubber, which was concentrated in the region of Puerto Alonso, next to current-day Rio Branco. In 1909, the city was named Penápolis (in honor of the President in charge Afonso Pena) and, in 1912, it was renamed Rio Branco, in honor of Baron Rio Branco, the
Brazilian chancellor whose diplomatic work resulted in the Treaty of Petrópolis [2].
Only in 1916, Rio Branco received its first electric power plant [3], boosting the production of the rubber tree plantations, as well as providing public lighting to Acre citizens. Until the
1960’s, generation and distribution of electric power occurred locally, nearby the capital city of
Rio Branco.
On December 17, 1965, Eletroacre was created by State Law no. 60 and it was authorized to operate as the electric services provider to the state of Acre. The company was created to design, build, and develop the system of production, transmission, transformation, and distribution of electric power and related services in the State of Acre.
In September, 1997, Eletroacre’s control began to be shared by the State of Acre and
Centrais Elétricas Brasileiras - Eletrobras due to the signing of a Management Contract between the parties. This shared administration lasted until January 30, 1998, when Eletroacre became federally owned after the execution of the contract titled “Purchase and Sale of Shares and Other
Covenants.”
Currently, Eletroacre is the federal utility provider responsible for the distribution of electric power to the entire state of Acre. The company is currently controlled by Eletrobras, which holds 96.70% of its total shares. It is important to note that the electric power supplied to the state derives from two sources: the National Interconnected System (SIN) - 80% of the power demand
- and Diesel Thermoelectric Plants - 20% of the power demand.
The Concession Contract no. 006/2001 was signed by Electroacre and the Brazilian
Electricity Regulatory Agency (ANEEL) on February 12, 2001 and terminated on July 07, 2015 without renewal. On August 3, 2016 MME designated Eletroacre responsible for the temporary provision of electricity distribution (Ordinance no. 421/2016), assuring the continuity of electrical

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services until December 31, 2017, or until a new concessionaire starts to operate in the state, whichever occurs first.

2.2. Description of the Operating Area

The State of Acre is located in the southwest portion of the Northern Region of Brazil and borders two other states: Amazonas, to the North, and Rondônia, to the East. It also borders Bolivia, to the Southeast, and Peru, to the South and West. In total, the State of Acre has an area of 164,223 km², subdivided into 22 cities (see Figure 2), inhabited by 816 thousand people, with the capital Rio Branco containing 42% of the inhabitants, that is, approximately 377 thousand people [4]. It is one of the states with the lowest demographic density of Brazil, approximately 5 inhabitants per km².

Rio Branco

Figure 2 – State of Acre (featured capital)

Source: Self Prepared

Between the 1870's and 1900's, Brazilians occupied the territory then belonging to Bolivia, when rubber tappers from the State of Ceará entered to extract rubber from the trees of the Amazon Forest. After the Acre Revolution[1], the Brazilian government started a diplomatic dialog with Bolivia, deciding to support the cause of the Brazilian people in the region and the creation of Acre as a Brazilian territory through the Treaty of Petrópolis in 1903, as described in the previous section. Pursuant to federal law no. 4.070 of 1962, Brazilian President João Goulart granted the territory statehood [5].

The Amazon Forest covers a good part of the state's territory, allowing Acre to be the largest national producer of rubber and chestnuts, two of the many native products extracted from equatorial forests. The main navigable rivers of Acre are Juruá, Tarauacá, Envira, Purus, Iaco, and Acre. Additionally, there are 34 indigenous reserves in the state, occupied by more than 12 thousand Indians, who represent about 2% of the total of population of Acre. Figure 3 shows the areas of environmental preservation, the areas with sustainable use and the indigenous reserves.

[1] The Acre Revolution was a dispute over ownership of the territory of Acre between Brazil, Bolivia, and Peru. It occurred from August 6, 1902 to January 24, 1903, and was motivated mainly by desire to control the rubber industry.

N
Cruzeiro do Sul
Rodrigues Alves
Tarauacá
Feijó
Marechal Thaumaturgo
Manoel Urbano
Sena Madureira
Bujari
Porto Acre
Rio Branco
Plácido de Castro
Xapuri
Capixaba
Brasiléia
Epitaciolândia
Assis Brasil
Subdde
Native Land
Conservation Unit of Sustainable Use
Conservation Unit of Integral Use
1 – Alto Juruá Extractive Reserve
2 – Alto Tarauacá Extractive Reserve
4 – Antimary State Forest
6 – Chandless State Park
11 – Rio Acre Eco-Station
12 – Rio Gregório State Forest
13 – Rio Liberdade State Forest
14 – Riozinho da Liberdade Extractive Reserve
15 – Santa Rosa do Purus National Forest
16 – São Francisco National Forest
17 – São Francisco Environmental Protection Area
19 - Serra do Divisor National Park

Figure 3 – Forest, indigenous, and environmental preservation areas

Source: Eletrobras Acre, 2016.

The next section will describe the main socioeconomic characteristics of the state, as well as its infrastructure, climate, and level of connectedness to the National Interconnected System (SIN).

2.3. Socioeconomics

Chart 1 shows a summary of the socioeconomics of the area serviced by Eletroacre. Acre is somewhat deficienct in infrastructure services: according to 2015 data from PNAD, 21% of all households did not have garbage collection; 32% of urban homes did not have running water and 25% did not have proper sanitary sewage (by septic tank or sewar system). In relation to income, according to 2014 data from IPEA and IBGE, 27% of households in the state are living below the poverty line, and 52% of households had incomes less than two times the minimum wage.

Chart 1 – Socioeconomic characteristics of the State of Acre

The State of Acre is characterized by:

I. Cities: 22
II. Inhabitants per km² (density): 4.91
II. Population in rural areas in 2015: 29%
II. Illiterate population in 2015: 15%
II. Homes without garbage collection in 2015: 21%
II. Urban homes without supply of water through networks in 2015: 32%
II. Urban homes without sanitary sewage through networks/septic tank in 2015: 25%
II. Rural homes without electric lighting in 2015: 13%
III. Unemployment Rate, according to IPEA/PNAD of 2014: 10%
i. Population with household income per capita below the poverty line in 2014: 27%
III. Average Household Income per capita in 2014 (in Brazil such value is R$ 1,152.24): R$ 791.68
ii. GDP per capita: R$ 14,734
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average, 29.37): 29.26

Sources: I. IBGE[2]; II. PNAD[3] 2015; III. IPEA[4]/IBGE 2014; IV. DATASUS[5]/IBGE.

Appendix A provides comparisons of the socioeconomic indicators to the averages of Brazil and the North and Northeast Regions.

2.4. Transportation Infrastructure

The Brazilian National Department of Transportation Infrastructure (DNIT) is the main executing body of the Ministry of Transportation. It was created in February, 2002, to perform functions related to the construction, maintenance, and operation of the infrastructure of the Federal Traffic System under direct administration of the Federal Government for roads, railroads, and waterways. The analyses and conclusions obtained in this section are based on information provided by DNIT in the annual summary of 2015 of the National Traffic System.

Graph 1 shows the density of total roads, taking into account the planned and existing ones, of the regions of Brazil, highlighting the data of the states of North and Northeast.

[2] Instituto Brasileiro de Geografia e Estatística – IBGE (Brazilian Institute of Geography and Statistics).
[3] National Survey per Sample of Homes - PNAD.
[4] 4 Instituto de Pesquisa Econômica Aplicada – IPEA.
[5] Department of IT of the Single Health System - DATASUS

Graph 1 – Density of Total Roads (km/km²)

0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.01
0.03
0.04
0.05
0.11
0.14
0.17
0.25
0.25
0.26
0.36
0.46
0.53
0.54
0.62
0.13
0.58
0.69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
MIDWEST
SOUTHEAST
SOUTH
NORTH
NORTHEAST
MIDWEST
SOUTHEAST
SOUTH

Source: Self Prepared based on DNIT's data, 2015

The State of Acre has a low density of roads, with only 60 meters of road per square kilometer or geographic area. Onlly four states have lower road density than Acre: Amazonas, Pará, Roraima, and Amapá.

Graph 2 shows the distribution of types of roads of Acre between existing and planned. It ican be concluded that Acre is not planning large enhancements in its road system as only 5% of the total roads were in the planning phase in 2015. That is, there are no prospects for expansion of the roadways of the state in the short term.

5%
95%
Planned
Existing

Source: Self Prepared based on DNIT's data, 2015.

Analysis of the already planned roads is contained in Table 2, which provides data of the federal, state, and municipal highways, as well as whether they are paved.[6]

[6] Paving is the coating of a road by materials able to resist the continuous flow of vehicles, for example, by asphalt.

Table 2 – Road Indicators to Acre

Type	Roads	Extension (km)	Weight / Participation (%)
TOTAL	Federal	1,181.40	13.40%
	State	590.3	6.70%
	Municipal	7,045.20	79.91%
	Total of Roads	8,816.90	100.00%
Paved	Federal	945.5	63.11%
	State	338.3	22.58%
	Municipal	214.4	14.31%
	Subtotal Pav.	1,498.20	16.99%
Not paved	Federal	235.90	3.22%
	State	252	3.44%
	Municipal	6,830.80	93.33%
	Subtotal Not Pav.	7,318.70	83.01%

Source: Self prepared based on DNIT's data, 2015

It can be noted that the state contains a road network of a little more than 8,800 km of highways. The federal and state highways have the lowest levels or representation, with 13% and 7% respectively. Out of the total existing roads in Acre, 83% are not paved (7,319 km); consequently, the total paved road network represents much less than the total existing roads (only 17% or 1,498 km).

Although total representation of federal roads is low, most of the paved roads in the state are federal (almost 950 km or 63% of the total paved roads). But in relation to the unpaved highways, the large majority are under municipal control (93% of the total unpaved roads).

Such facts directly influence the movement of citizens between the city centers and the surrounding areas, since such roads tend to become precarious in case of rain, when the dirt roads generate mud and clay, causing emergency services vehicles to get stuck in mud.

Figure 4 presents the federal highways (in red) and state highways (in blue) of Acre[7]. As expected, there is a greater concentration of roads near to the the capital Rio Branco. The state roads are mostly distributed perpendicular to the federal ones, aimed at connecting the cities.

[7] DNIT only made available the updated files for 2016 for federal roads, so the most recent information of the State roads are from the year 2013.

Roads:
State
Federal

Figure 4 – Rodovias Federais e Estaduais do Acre

Fonte: DNIT, 2013 e 2016

Acre is a State with low density of roads and a deficient road structure. The largest part of the roads of the State are municipal and unpaved. Only 17% of the total roads are paved and the majority of those are federal.

2.5. Climate

The climate of Acre is Equatorial Amazon, which presents high temperatures and high humidity, ideal conditions for proliferation of biodiversity. The temperature may vary between 24.5°C and 32°C. In Acre, there are two well defined seasons: one is characterized by a high incidence of rainfall (the rainy season) and the other by long periods of drought (the dry season).

The dry season occurs from May to October during with temperatures are generally lower, with winds relatively colder triggered by the influence of Atlantic polar air masses. In contrast, the rainy season lasts from November to April during which there is a higher incidence of periodic and abundant rain. At such time, the relative air humidity is around 80% to 90%, a very high percentage in relation to the rest of Brazil. The rainfall indexes are between 1,600 to 2,750 mm per year.

Table 3 contains basic information on the climate characteristics of the territory of Electroacre.

Table 3 – Climate Characteristics of the state of Acre

	Climate Characteristics to Acre and Regions				
Region	Rainfall Index i (mm)	Rain Intensity ii (mm/day)	Keraunic Index iii (lightning/km²)	Maximum Temperature iv (°C)	Maximum Wind Speed v (mps)
Acre	194.29	12.94	5.36	31.78	4.09
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	109.44	8.82	5.55	29.45	4.69

Source: Gross data obtained at the site of INMET[8] and INPE[9]. Processing of the information per state based on P&D of ABRADEE, 2012[10].
i = Annual Average of water precipitation (rain, snow, hail) in a certain place during a certain period of time.
ii = Ration between the Rainfall Index and the number of days with precipitation in a certain region.
iii = Quantity of rays in a certain region.
iv = Maximum average temperature recorded.
v = Maximum average speed recorded.

In fact, the State of Acre presents a monthly average rainfall index and intensity of rain much higher than the comparative averages (North, Northeast Regions, and Brazil). It has a maximum average temperature very close to the regional averages, and a little over the national average. The wind speeds are similar to the average for the North Region. The State presents a Keraunic index close to the averages for Brazil and the North Region.

Figure 5 illustrates the total accumulated volume of rainfall (in millimeters) to all states of Brazil in the years of 2015 and 2016.

TOTAL RAINFALL IN 2015
TOTAL RAINFALL IN 2016
(mm)

Figure 5 – Total accumulated rainfall to the Brazilian states
Source: INMET, 2016.

The total accumulated rainfall for the years of 2015 and 2016 is in line with the previous analyses, with the State of Acre presenting values between 2,600 mm and 2,800 mm for the year

[8] Instituto Nacional de Meteorologia – INMET (Brazilian National Institute of Meteorology).
[9] Instituto Nacional de Pesquisas Espaciais – INPE (Brazilian National Institute of Space Researches).
[10] The information available to such analysis is related to the year of 2012 and removed from the P&D project of ABRADEE with the title Methodologies of Periodical Tariff Revision of the Electric Power distributors carried out in 2013, since there is no average or accumulated data of the variables in a publicly available study.

of 2015, and between 1,600 mm and 2,400 mm for the year of 2016. From the graphs, it can be noted that the rainfall rates of the state are a little higher than the North and Northeast Regions.

Figure 6 illustrates the average temperatures (in Celsius) observed in all the states of Brazil in the years 2015 and 2016. A certain stability is observed in virtually the whole State, since the average temperatures were between 26°C and 28°C for both years.

2015 OBSERVED AVERAGE TEMPERATURES
2016 OBSERVED AVERAGE TEMPERATURES
30
28
26
24
22
20
18
16
14
12
10
(°C)

Figure 6 – Average temperatures observed to the Brazilian states

Source: INMET, 2016.

Considering these facts, it can be concluded that Acre is characterized by a high rainfall index, which together with the lack of paving of a large part of the highways makes difficult the transportation of maintenance, and, consequently, increases the service time to outages causing low collective quality indicators[11] for Eletroacre (DEC and FEC). Additionally, the State has a shortage of infrastructure services, such as a proper water supply or sanitary sewage.

2.6. Geoelectric Characteristics

The State of Acre is served, in part, by the National Interconnected System (SIN) - covering Vale do Acre/Purus, cities close to the capital of Rio Branco, in the extreme East of the State - and in the other party by isolated systems spread across the Midwest of the state, covering all of Vale do Juruá and three locations in Vale do Acre/Purus: Assis Brasil, Santa Rosa, and Manoel Urbano.

This chapter will address the interconnectedness level to SIN in the State of Acre, as well as characteristics of the distribution systems of High (AT), Medium (MT), and Low (BT) Voltage.

i. Interconnectedness Level to SIN

The transmission system in Brazil has importance and a role that exceeds the classic function of "only" taking energy from the generating centers to the consumption centers. Due to

[11] Equivalent Interruption Duration per Consumer Unit – DEC; Equivalent Interruption Frequency per Consumer Unit - FEC

the characteristics of the Brazilian electric system, notedly its hydraulic base, and the large territorial extension of the country, the transmission system in Brazil also works as a "virtual source of energy", that is, it is operated in a way that allows diverse uses between the sub-systems (North, Northeast, Mid-West/Southeast, and South).

The isolated systems are located virtually totally in the North Region of the country. Today, they represent a little more than 2% of the total consumption of electricity in Brazil [6]. The supply of electric power in the isolated systems of the North region essentially consists of hydroelectric plants - without reservoirs - and thermal plants - 80% of the installed capacity of generation of diesel oil-powered thermoelectric plants, according to data from the Ministry of Mines and Energy [6].

The noninterconnectedness of the isolated systems implies a high cost of operation and maintenance of such generating plants, since generating power based on fossil fuels is notoriously more expensive than from a water source, as observed in Graph 3 (comparison of the year of 2011).

Graph 3 – Competitiveness of the generation sources

Diesel
Fuel Oil
Natural Gas
Nuclear
Mineral Coal
Biomass
Aeolic
Hydroeletric
0
100
200
300
400
500
600
700
800
R$/MWh

Source: MME/SPE and Market data, 2011.

Figure 7 illustrates the situation, on June, 2016, of the interconnectedness level – both current and future national transmission lines. In the State of Acre, only the capital (Rio Branco) and the cities close to it are interconnected to SIN, where the largest part of consumers and of the load of Eletroacre are also concentrated. The connection to SIN is made through two circuits of transmission lines of 230 kV, from the city of Abunã in Rondônia.

Venezuela
Colômbia
Suriname
Guiana
Peru
Bolivia
Chile
Paraguai
Argentina
Uruguai
Legend
Existing Future Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
±600 kV cc
±800 kV cc
Number of existing circuits
Paraná
Paranapanema
Grande
Paranaíba
Paulo Afonso

Figure 7 – National Interconnected System

Source: ONS, 2016.

A transmission line is currently under construction that will connect Rio Branco to the city of Cruzeiro do Sul, in the Northwest of the State, with a forecast of inauguration in April, 2020 [7] [12]. The system will serve cities including Feijó, Cruzeiro do Sul, Tarauacá, Mâncio Lima, Rodrigues Alves, and Guajará, in Amazonas.These cities are isolated and, with the construction of this line, will become connected to SIN [8].

ii. Standards of AT/MT/BT networks

According to data from Eletroacre, the system of High Voltage Distribution (SDAT) exceeds the construction standard requirements of Basic Network and presents relatively new, automated and digital SEs[13] [9]. The system has 400 km of lines, either 69 kV or 138 kV, and a movable SE 69/34.5/13.8 kV, used to avoid long-duration interruptions.

[12] After adequacies requested by the Federal Audit Court (TCU) in the call for tender for construction of the transmission line, the same was published on November/2016 with opening of the proposals forecast to February/2017, according to data of "SIGET/ANEEL - Follow-Up of the Transmission Projects", according to consultation made on April 04, 2017. Due to the Notification Order issued by the Court of Appeals of the Federal District (TJDF), the presentation of the proposals was *sine die* suspended. With such suspension, all execution activities are affected, taking into account that there will be loss in the use of the less rainy period of the state. The Notice of Bid of LT Feijó/Cruzeiro do Sul, which would have been published on March/17, was suspended due to the Instituto de Meio Ambiente do Acre - Institute of Environment of Acre (IMAC) does not keep the commitment undertaken before Eletronorte of releasing the Previous License (LP) regardless approval by Fundação Nacional do Índio (FUNAI). Such fact motivated the postponement of the project from 04/30/2019 to 04/30/2020, as mentioned in the last quarterly presentation to ANEEL.

13 SEs is the abbreviation commonly used for AT/MT transformation substations.

SDAT is served by a single supply point in Abunã (Rondônia), which arrives in substation Rio Branco I through a transmission line of 230 kV owned by Eletronorte. Five lines derive from this substation, forming the existing sub-transmission system: (i) one line of 138 kV, in simple circuit, with 240 km of extension, connecting the SEs Rio Branco and Epitaciolândia[14]; and (ii) four lines of 69 kV that interconnect SE Rio Branco to SEs São Francisco (8.68 km), Taquari (8.71 km), Tangará (19.5 km), and Sena Madureira (135 km).

Figure 8 presents the current configuration of AT and MT system with the substations.

LEGEND

Source: Eletrobras Acre, 2016.

The Medium and Low Voltage Distribution networks (SDMT/BT) are standardized in the primary voltages of 13.8/7.97 kV and 34.5/19.9 kV, and secondary voltages of 220/127 V and 230/127 V. It is almost 15,000 km of medium voltage networks and almost 4,000 km of low voltage, amounting to more than 18,500 km of distribution lines. The system depends on 6 SEs supplied by lines of 34.5 kV, with some stretches left open: between SEs Xapuri and Capixaba; Senador Guiomard and Plácido de Castro; and Campinas and Acrelândia.

The MT network of Acre is considered a pioneer in the use of compact protected distribution network (spacer cables)[15] and its BT network was the first to use multiplexed cables[16] in its lines and service branches, reducing failures and nontechnical losses [9]. Electroacre has used since 2014 concentric cables[17] for new connections, avoiding deviations in the branch of services, and polymer cross for more than 5 years.

In the region of Rio Branco, the medium voltage networks are characterized by high loads. This fact makes it difficult to transfer loads between suppliers. In other parts of the state, the same

14 It also serves the cities of Brasiléia and Xapuri, in the voltage of 34.5 kV.
15 The Protected Compact Distribution Network (Compact Network - Spacer Cable) is a technology that aims at the compression of the network through the spacer that disables the direct contact between the cables, so compressing the network in a lozenged form. Thus, the mechanic effort exercised on the structures come from the messenger wire, taking into account that due to short intervals between the spacers, the protected cables need smaller assembly tractions if compared to those of the messenger cable.
16 They are cables used in air networks of electric power distribution
17 They are cables indicated for connections of electric power in input branches of consumers of the low voltage network. They are especially indicated for regions where there is great incidence of theft of electric power through illegal connections power supply that serves urban loads, also serves the rural load, causing a high number of interruptions. But in some other cities, the main characteristics of the low and medium voltage systems are the long distances traveled. Some circuits of 13.8 kV travel distances between 80 km and 100 km.
Another characteristic fact of MT and BT system is the existence of conductors operating for a long time with high load that end up supplying energy of poor quality. This directly affects the quality indicators (DEC and FEC) of the system and causes damages paid for by Eletroacre.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	24

3. Market and Consumer Unit Forecast

The following is presented in the sections below: (a) market and consumer unit background including information split into voltage level and consumption class; (b) market forecasting methodology per consumption class as well as data and auxiliary variables used in the forecasts; (c) Results of the market forecasts up to year 2048; (d) consumer unit forecasting methodology; and (e) forecast results for CUs up to year 2048.

3.1. Market and Consumer Units Background

In Table 4 the evolution of the number of consumer units (NCU) of Eletroacre between years 2013 and 2016 is shown, as well as the variation rates according to each period – variation of year 2016 over year 2013 – and geometric variation – percentage of the average annual increment also called CAGR[18].

	NUC per Voltage Level				Variation Rate	
Voltage / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric yearly
A3	-	-	-	1	-	-
A3a	5	11	75	85	1600%	157%
A4	390	753	394	424	9%	3%
BT	228,038	235,121	241,693	249,810	10%	3%
TOTAL	228,433	235,885	242,162	250,320	10%	3%

Source: Periodic Tariff Review (RTP) of 2013 and Eletroacre's Tariff Adjustment Indexes (IRT) from 2014 to 2016.
Generally, the NCU refers to the month of October, except for years 2015 and 2016, whose reference months are August and July, respectively.

The Medium Voltage subgroups were the main factors for Eletroacre's NCU growing by 157% per year, and increasing from 5 customers in 2013 to 85 in 2016. The number of consumers of the Low Voltage (LV) group also showed an increasing trajectory, as well as the High Voltage, which had an increase of 1 customer in 2016.

Table 5 shows the evolution of the billed market (MWh) per voltage level in addition to the two growth rates. Market information is also shown according to the types: (i) Provision – captive consumers of the distributor; (ii) Supply – distributor supplying another distributor; (iii) Other Free – free consumers of the distributor; and (iv) Distribution.

[18] CAGR – Compound Annual Growth Rate.

Table 5 – Market Evolution per Voltage Level

Voltage / Year	Voltage Level Market (MWh) 2013	2014	2015	2016	Variation rate: Period (2013/2016)	Geometric per year
SUPPLY CAP.	817,745	866,361	905,341	932,602	14%	4%
A3a	4,183	4,973	26,171	28,167	573%	89%
A4	177,109	202,813	186,801	178,225	1%	0%
BT	636,453	658,574	692,369	722,292	13%	4%
LOW INCOME	36,651	69,252	84,145	69,180	89%	24%
SUPPLY DIST.	393	417	-	-	-	-
OTHER FREE	8,587	10,874	21,410	15,508	81%	22%
DISTRIBUTION	-	-	-	-	-	-
TOTAL	826,725	877,651	926,751	948,110	15%	5%

Source: Periodic Tariff Review (RTP) of 2013 and Tariff Adjustment Indexes (IRT) of the Company from 2014 to 2016. The market data refers to a 12-month period counted up to the month preceding the IRT. The Low Income market is accounted for in the LV market.

In overall terms of supplying power to the captive market, it is observed an average growth of 4% per year. Regarding breakdown per voltage level, it is observed that the MV market showed a higher growth boosting the growing market share of subgroup A3a. The LV market more substantially leveraged by the Low Income consumers showed a growth trajectory (24% per year). It should be highlighted the free consumer market, whose growth was substantial in the order of 81% in the period.

Table 6 shows the evolution of the average market per voltage level in addition to the two growth rates in question. Average market means the average consumption value of a customer according to the service voltage.

Table 6 – Average Market Evolution per Voltage Level

Voltage / Year	Average Market per UC per Voltage Level (MWh) 2013	2014	2015	2016	Variation Rate: Period (2013/2016)	Geometric yearly
A3	-	-	-	326	-	-
A3a	70	38	29	28	-60%	-27%
A4	38	22	40	35	-7%	-3%
BT	0.23	0.23	0.24	0.24	4%	1%
TOTAL	0.30	0.31	0.32	0.32	5%	2%

Source: Eletroacre's RTP 2013 and IRTs from 2014 to 2016.
The market data refers to a 12-month period counted up to the month preceding the IRT. The share percentage of the Low Income market is in relation to the LV market.

Despite the growing number of consumers and annual market, the average market for MV consumer units showed a retraction of 27% per year for subgroup A3a and 3% per year for subgroup A4. LV consumers showed a trajectory with a slight increase in the average power per user (boosted by years 2015 and 2016). The monthly average consumption information per customer can also be sorted per tariff class as shown in Table 7.

	Monthly Average Consumption per Class (kWh)				Variation Rate	
Class / Year	2013	2014	2015	2016	Period (2013/2016)	Geometric yearly
Residential	173	178	183	188	9%	3%
Industrial	4,432	4,370	4,601	7,134	61%	17%
Commercial	850	901	954	841	-1%	0%
Rural	124	128	138	141	14%	4%
Public Lighting	13,718	14,145	16,336	15,590	14%	4%
Public Entity	3,299	3,100	3,081	3,036	-8%	-3%
Public Services	14,014	18,369	26,454	22,680	62%	17%
Other	5,265	5,129	2,028	675	-87%	-50%
TOTAL	302	310	319	316	5%	2%

Source: Eletroacre's RTP 2013 and IRTs from 2014 to 2016. There may be a divergence regarding the total average shown in Table 6, which uses the accumulated market in 12 months, while data herein reflect the reference month for calculation of the consumer units (usually one or two months before IRT/RTP).

The distributor's monthly average consumption showed a slight mean growth, i.e. 2% per year. The class named Others was the one that showed the highest average decrease (50% decrease, compared to the average consumption of 2016 compared to year 2013). The Public Service class was the class that showed a greater average consumption growth (17% per year).

3.2. Market Forecasting Methodology

In order to support the various tariff calculations and the economic-financial cash flow, the following market forecasts are required: (i) consumption class (Residential, Commercial, Industrial, Rural, Government, Street lighting, Public Service, Own Consumption); (ii) voltage level (High Voltage - A1, A2 and A3 -, Medium Voltage - A3a and A4 - and Low Voltage - LV -); and (iii) type of consumer (free and captive).

Regarding the market forecast per consumption class, the main time series methods used for the forecasts are known as Box & Jenkins (BOX; JENKINS, 1976) and the exponential smoothing methods, particularly the State Space models (HYNDMAN, et al. 2002). With them it is possible to forecast future values of the series from present and past values using univariate and multivariate series. The univariate series are based on the structure of the historical series itself, and the multivariate series enable the use of auxiliary variables, which have an association with the modeled historical series. Besides these more commonly known methodologies, another possibility is the Dynamic Models consisting of multiple regression models estimated from the Ordinary Least Squares (OLS). Appendix B includes a brief explanation of each of the methodologies cited and used in Eletroacre's market forecast.

The software products R (version 3.2.3) and EViews 9 were used for modeling purposes. In the case of R software, specific packages were used: Forecast v8.0 (HYDMAN, et al. 2017) for Box & Jenkins models, ETS and Dynamic Models; and Dyn v0.2-9 (GRONTHENDIECK, 2012), dynlm v0.3-3 (ZEILEIS, 2014) for Dynamic models. In the case of Dynamic models the EViews software was also used.

For an analysis of the adequacy of the estimated models, transformations in the historical series were used. Transformations are employed in order to stabilize the time series variation and get a distribution as close to the normal as possible. For such purpose, a series of mathematic transformations, such as logarithmic, potency and inverted transformations may be employed. A methodology embracing these transformations, which may be automatically implemented in R and Eviews software, is called Box Cox. The Box Cox transformation consists of finding an optimal λ that approximates the yt distribution to the normal distribution.

Equation 1- Box Cox Transformation

$$y_t(\lambda) = \begin{cases} \frac{{y_t}^{\lambda} - 1}{\lambda}, & if\ \lambda \neq 0 \\ ln(y_t), & if\ \lambda = 0 \end{cases}$$

The Box Cox transformation was used in all forecasting models, which implies that the coefficients of forecasting models have no analytical meaning due to the change in scale in the historical series, and therefore, cannot be directly interpreted as elasticities

Furthermore, tests were used for the residual analysis to check non-correlated residual assumptions, homoelasticity and abnormality; as well as tie-breaking model criteria. The model tie-break was made from information criteria, which in both cases is the lowest value possible:

- AIC (Akaike Information Criteria) and BIC (Bayesian Information Criteria*)*, both based on the average residual square.
- MAPE (Mean Absolute Percentage Error) which comprises assessing the forecasting error.

In such regard, the objective was to find suitable predictive models for long-term forecasts, reconciling the fulfillment of assumptions through good indexes in the information criteria. As these are markets with very specific particularities, in some cases it is necessary to use auxiliary variables that could show an association with the historical series from a 75% confidence level, and those obtaining a p-value below 25% of significance were selected as significant. In most of the approved models p-values were about 5 or 10%. Only in specific cases the threshold p-value of 25% was used. The p-value was not the only criterion adopted for approval of the models, and other tests (residual analyses and information criteria) were employed in each model. A significance value above 0.05 or 0.1 is not necessarily an elimination factor of the estimated model. There is no consensus in the specialized literature about the threshold value for the p-value; the most important is to understand the problem in question and the theoretical justification [1].

For autoregressive components, movable and trend means were selected as models to obtain the best information criteria resulting in suitable residual models. The choice of a more suitable methodology was made in the following order: Box & Jenkins, ETS and Dynamic Models. Models were also selected where signals of the coefficients of the auxiliary variables followed the economic logics. Therefore, the approach used allows choosing the best model among a wide range of options and selecting relevant auxiliary variables. For the six designated companies, this approach was applied to each of the eight consumption classes, which facilitates handling the specificities of each of the series to be projected. In Appendix C you can find consistency tests performed for each model selected. Appendix D shows models that were also tested and not selected because they breach modeling criteria.

The market forecast per voltage level took into consideration the evolution of the share of the voltage levels in the overall market since 2012, according to the information made available by the concessionaires. From the analysis of the behavior of these participations, it was possible to build an evolution curve based on linear extrapolation thus generating the market forecasts for each voltage (High, Medium and Low). The evolution of the share of each voltage level is shown in the following chart.

80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jan/10
May/11
Sep/12
Jan/14
May/15
Sep/16
Jan/18
May/19
Sep/20
Jan/22
May/23
Sep/24
Jan/26
May/27
Sep/28
Jan/30
May/31
Sep/32
Jan/34
May/35
Sep/36
Jan/38
May/39
Sep/40
Jan/42
May/43
Sep/44
Jan/46
May/47
Sep/48
AT
MT
BT

Source: Own elaboration

Finally, the information on the volume of consumption in the free market was obtained through the SPARTA tariff adjustment worksheets for 2016. The annual data were monthly measured based on the seasonality of the high and medium voltage market and their projection directly followed the average growth projected for the high voltage and medium voltage markets.

Data and Auxiliary Variables

The models may be different in each consumption class depending on the distributor. After countless tests the auxiliary variables used in the models per consumption classes are shown below. The adjustments of the models followed hierarchical logics prioritizing the variables first appearing in column Tested of Table 8.

	Variables	
Class	Tested	Used
Residential	Population or Residential UC	Residential UC
Industrial	GDP or Employment	Employment
Commercial	GDP and one between: Population and Commercial UC	GDP and Population
Rural	GDP, Rural Population or Consuming Unit, Univariate	Univariate
Public Entity	Population and GDP	Population
Public Lighting	Univariate	-
Public Services	Population	Population
Self Consumption	Univariate	-

Source: Own elaboration

In addition to the correlated (auxiliary) variables, because of the strong volatility of the various series, variable dummies were used to capture momentary changes or structural breaks[19] in the historical series.

Total Population Data were obtained from the Brazilian Institute of Geography and Statistics (IBGE). IBGE provides the state's monthly population projected up to 2030, and after such period the month over month growth rate was used for the forecast in each Federation Unit until 2048. The monthly growth rates were constant from 2030 to 2048 and corresponded to: Rondônia 0.05%, Acre 0.08%, Amazonas 0.07%, Boa Vista 0.10%; Piauí 0.01% and Alagoas 0.02%.

The projection of the monthly population for the Federation Units performed by IBGE was obtained by means of the Demographic Component Method, which incorporates dynamic information on the demographic growth (mortality, fecundity and migration). The monthly estimation is obtained by using the third degree polynomial from the annual population projected by the Demographic Component Method[20].

In case of the historical series of the Rural Population, the projection was made based on the Total Population series. The percentage (%) of the total population for transformation in rural population was made by using information from the National Household Sample Survey - PNAD (2000 \ 2015) and Demographic Census (2000 and 2010), with a 10-year projection until 2050 and linear interpolation between the annual periods.

The projection of the historical series of Consumer Units was made by means of the State Space Model (ETS) that captures error, trend and seasonality. Therefore, the projection is univariate based on the structure of the data series itself. Data were supplied by distribution companies.

In case of the Total GDP, we used the monthly series of the national GDP provided by the Central Bank of Brazil (BCB-Depec), at current values comprising the period from January, 2003 to December, 2017. The series was transformed into actual values of 2000 from an implicit deflator of the GDB provided by the same previously mentioned source. The series up to 2020 was projected based on the GDB annual growth rate available at the Market Expectation System

[19] Structural breaks mean dispersions and/or atypical slopes in the data of the historical series.
[20] For additional information, visit <http://www.ibge.gov.br/apps/populacao/projecao/notatecnica.html> access date: June 2, 2017.

of the Central Bank of Brazil on March 3, 2017. After that year, a GDB constant growth rate of 3% per year was used following the long-term projections made by Bank BRADESCO applied up to December, 2048. This decision was made because BRADESCO showed a larger forecast horizon than that of the Central Bank.

The GDP growth is projected based on the expected recovery of the Brazilian economy starting in 2017 with an expansion above 2% per year already in 2018. After 2021, the country is expected to enter a phase of sustained growth at a moderate rate of 3% per year. If compared to other projections of the Brazilian GDP, the forecast scenario is of a moderate bias. In the long term, it considers a smaller expansion than the one brought in the Decennial Energy Plan (BRAZIL, 2015), released by the Energy Planning Company, which points to a growth of 4.5% per year in the period from 2019 to 2024 while our scenario points to an evolution of 2.8% per year. In the short term, the scenario is more optimistic than the World Bank's estimates, which project a slower recovery with the GDP growing below 2% per year in 2018.

Figure 9 shows the GDP growth projections (% per year) from the previously mentioned external sources.

Used:

2015	2016	2017	2018	2019	2020
-3.8	-3.5	0.5	2.3	2.5	2.5

Source: FOCUS. BACEN. Date March 3 2017 Estimate

2015	2016	2017	2018	2019	2020	2021	2022	2023
-3.8	-3.6	0.3	2.5	3.0	3.0	3.0	3.0	3.0

Source: BRADESCO. Date April 12 2017.

Other Sources:

2015-2019	2019-2024	2015-2024
1.8	4.5	3.2

Source: Decennial Power Plan - POE.
EPE. date April 13 2017.

2014	2015	2016	2017	2018	2019
0.5	-3.8	-3.4	0.5	1.8	2.2

Source: World Bank. Date April 13 2017.

Source: BACEN, BRADESCO, PDE and World Bank.

To obtain the Total GDP for the Federation Units, the total GDP share of the FU in the total GDP of the country was used. As this is an annual value, the same value for January to December of the reference year was used. From January, 2015, the GDP share projection of the FU was made by using the trend of the past values in the period where the highest potential growth of the share was obtained and from January, 2030 the share values were kept constant and converging with the national GDP growth. Such share projection was applied to the total monthly GDP forecast at actual values of 2000 and the total actual monthly GDP was obtained for the Federation Units used.

Table 9 shows the participation of the state GDPs between 2002 and 2014. All over the states which make up each of the concession areas of the six companies, except for Alagoas, there was an increase in the economic relevance within a timeframe of 12 years. This context results from a gradual and non-uniform deconcentration trend of economic activities from the South and Southeast Regions to other parts of Brazil. This trend is driven by a number of issues, such as the shift of the frontier of modern and exporting agriculture to Northeastern and Northern states, faster population growth in these states, expansion of service sectors (particularly tourism), increased weight of the traditional industry - which seeks more competitive costs - and of the commercial segment - that accompanies the general trend of the regional economy, among others.

Table 9 – State GDP share in Brazil's GDP (%)

UF	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	(2002-2014)
Brazil	100	100	100	100	100	100	100	100	100	100	100	100	100	-
Rondônia	0.5	0.55	0.56	0.58	0.54	0.53	0.56	0.59	0.62	0.63	0.63	0.58	0.59	*0.09*
Acre	0.2	0.2	0.19	0.2	0.19	0.2	0.21	0.22	0.21	0.2	0.21	0.22	0.23	*0.03*
Amazonas	1.48	1.51	1.59	1.57	1.66	1.6	1.55	1.52	1.57	1.62	1.5	1.56	1.5	*0.02*
Roraima	0.16	0.15	0.14	0.15	0.16	0.15	0.16	0.17	0.17	0.17	0.16	0.17	0.17	*0.01*
Pará	1.78	1.76	1.9	1.87	1.91	1.91	1.96	1.85	2.13	2.26	2.22	2.27	2.16	*0.38*
Amapá	0.21	0.2	0.2	0.2	0.22	0.22	0.22	0.22	0.21	0.22	0.23	0.24	0.23	*0.02*
Tocantins	0.36	0.38	0.37	0.36	0.36	0.37	0.39	0.41	0.42	0.42	0.43	0.45	0.45	*0.09*
Maranhão	1.07	1.14	1.13	1.16	1.23	1.13	1.22	1.23	1.19	1.19	1.26	1.27	1.33	*0.26*
Piauí	0.48	0.49	0.48	0.49	0.55	0.5	0.52	0.57	0.57	0.59	0.59	0.59	0.65	*0.17*
Ceará	1.93	1.9	1.88	1.89	1.93	1.87	1.94	2.02	2.04	2.05	2.01	2.05	2.18	*0.25*
Rio Grande do Norte	0.91	0.87	0.88	0.92	0.95	0.97	0.93	0.93	0.93	0.94	0.96	0.97	0.93	*0.02*
Paraíba	0.86	0.86	0.8	0.81	0.86	0.84	0.86	0.91	0.86	0.85	0.88	0.87	0.92	*0.06*
Pernambuco	2.42	2.26	2.3	2.31	2.3	2.3	2.26	2.39	2.5	2.52	2.66	2.65	2.68	*0.26*
Alagoas	0.77	0.73	0.72	0.71	0.72	0.73	0.72	0.73	0.7	0.72	0.72	0.7	0.71	*-0.06*
Sergipe	0.69	0.68	0.68	0.66	0.68	0.67	0.69	0.65	0.68	0.67	0.68	0.66	0.65	*-0.04*
Bahia	3.95	3.91	3.98	4.07	3.96	4.02	3.91	4.14	3.97	3.81	3.79	3.84	3.87	*-0.06*
Minas Gerais	8.33	8.39	8.78	8.68	8.83	8.84	8.96	8.62	9.04	9.14	9.19	9.15	8.94	*0.61*
Espírito Santo	1.82	1.83	2.03	2.17	2.22	2.23	2.32	2.08	2.2	2.42	2.43	2.2	2.23	*0.41*
Rio de Janeiro	12.38	11.8	12.32	12.43	12.44	11.9	12.16	11.75	11.58	11.72	11.94	11.78	11.61	*-0.77*
São Paulo	34.85	34.43	33.35	34.23	34.22	34.4	33.52	33.82	33.32	32.83	32.38	32.17	32.15	*-2.7*
Paraná	5.93	6.41	6.31	5.87	5.71	6.07	5.97	5.9	5.8	5.88	5.93	6.25	6.02	*0.09*
Santa Catarina	3.66	3.73	3.76	3.76	3.78	3.81	3.91	3.87	3.96	3.98	3.98	4.02	4.2	*0.54*
Rio Grande do Sul	6.64	6.95	6.7	6.28	6.13	6.18	6.12	6.13	6.21	6.06	5.97	6.23	6.19	*-0.45*
Mato Grosso do Sul	1.1	1.27	1.19	1.09	1.11	1.11	1.16	1.19	1.22	1.26	1.29	1.3	1.37	*0.27*
Mato Grosso	1.29	1.55	1.71	1.58	1.27	1.4	1.58	1.58	1.46	1.58	1.65	1.67	1.75	*0.46*
Goiás	2.59	2.65	2.61	2.48	2.55	2.63	2.65	2.79	2.75	2.77	2.88	2.84	2.86	*0.27*
Distrito Federal	3.62	3.4	3.43	3.49	3.51	3.43	3.55	3.73	3.71	3.53	3.41	3.3	3.42	*-0.2*

Source: IBGE

Considering the long-term horizon of our projections, we assume that this deconcentration trend of the economic activity will be maintained in the coming years for all the states analyzed. Thus, we projected, from the historical series, a gradual expansion of the share of the GDP of these states until 2030. The GDP growth of each state grows more than the national average in this phase of convergence, and later starts to follow the average expansion of the domestic economy. This state economy growth behavior is consistent with the historical trends and still carries a moderate bias once it allows smoothing the expansion in the last decade of the period analyzed. See forecast results Chart 5 and in Table 10.

ACRE
Participation (%)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028

Source: Own elaboration

Table 10 – Average GDP growth rates (%)

Average GDP Growth (%)	2010-16	2017	2018	2019	2020-22	2023-27	2028-32	2033-37	2038-42	2043-47
Brazil	1.4%	0.5%	2.3%	2.5%	2.8%	3.0%	3.0%	3.0%	3.0%	3.0%
Acre	3.0%	4.1%	5.9%	5.9%	6.1%	5.9%	4.3%	3.0%	3.0%	3.0%
Alagoas	1.9%	1.0%	2.8%	3.0%	3.3%	3.5%	3.2%	3.0%	3.0%	3.0%
Amazonas	4.3%	2.9%	4.7%	4.9%	5.1%	5.1%	4.0%	3.0%	3.0%	3.0%
Piauí	3.4%	2.5%	4.3%	4.4%	4.7%	4.7%	3.8%	3.0%	3.0%	3.0%
Rondônia	3.6%	2.3%	4.1%	4.3%	4.5%	4.6%	3.7%	3.0%	3.0%	3.0%
Roraima	3.8%	2.9%	4.7%	4.8%	5.1%	5.0%	3.9%	3.0%	3.0%	3.0%

Notes: The GDP convergence occurred in year 2030 for the FU, and we maintained BRADESCO's last projection for the national GDP.
Source: Own elaboration

Finally, the auxiliary variable Formal Jobs Generated shows the number of formal employees in the State. It was built based on data from the Annual Social Information Relation (RAIS) of the Ministry of Labor and Social Security (MTE). The information is measured by month from the monthly net movement of employees (hirings - dismissals) made available in the General Register of Employees and Unemployed (CAGED) of the MTE. The projection was obtained from the linear extrapolation with the state GDP seeking to reflect the economic performance of the region and its direct effect over the employment market.

3.3. Market Forecast Result

Chart 2 shows the forecast results for Eletroacre's Residential class. The forecasting model chosen — which showed to be stronger -, was based on the Box & Jenkins methodology, with the Residential Consumer Units and the presence of seasonality as auxiliary variables using the consumption series seen from January 2012 to December 2016. Based on the estimated forecasts the Residential consumption grows on average 4.09% per year between 2017 and 2048.

Auxiliary Variable
year
Box & Jenkins
Variables
Coefficient
p-value
AR (1)
0.4585
<0.001
SAR (1)
-0.5088
<0.001
Ln (UC Residencial)
1.2913
<0.001
MAPE: 2.60%
Forecast
MWh
year

Source: Own elaboration based on data provided by Eletroacre.

Chart 3 shows the forecast results for Eletroacre's Industrial class. The forecasting model chosen — which showed to be stronger -, is a Dynamic Model having the Number of Formal Jobs, seasonality component and structural break from April 2012 as auxiliary variables, using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Industrial consumption grows on average 4.40% per year between 2017 and 2048.

Auxiliary Variable
year
Variables
Coefficient
p-value
Constant
<0.001
R²=0.51
Forecast
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
MWh
year

Source: Own elaboration based on data provided by Eletroacre.

Chart 4 shows the forecast results for Eletroacre's Commercial class. The forecasting model chosen — which showed to be stronger -, uses the Box & Jenkins methodology, with the Population and the state GDP, in addition to seasonality as auxiliary variables, using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Commercial consumption grows on average 3.23% per year between 2017 and 2048.

Auxiliary Variable
year
Box & Jenkins
Variables | Coefficient | p-value
Constant | -3914.9755 | <0.001
AR (1) | 0.6453 | <0.001
SAR (1) | 0.2202 | 0.050
Population | 0.0050 | <0.001
Ln (PIB) | 290.8563 | 0.120
MAPE: 4.48%
Forecast
MWh
60.000
50.000
40.000
30.000
20.000
10.000
0
year

Source: Own elaboration based on data provided by Eletroacre.

Chart 5 shows the forecast results for Eletroacre's Rural class. The forecasting model chosen – which showed to be stronger -, uses the Box & Jenkins methodology and the trend component as auxiliary variables, using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Rural consumption grows on average 4.56% per year between 2017 and 2048.

Box & Jenkins
Variables | Coefficient | p-value
MA(1) | -0.4882 | <0.001
Trend | 0.2369 | 0.017
MAPE: 3,65%
Forecast
MWh
18.000
16.000
14.000
12.000
10.000
8.000
6.000
4.000
2.000
0
year

Source: Own elaboration based on data provided by Eletroacre.

Chart 6 shows the forecast results for Eletroacre's Government class. The forecasting model chosen — which showed to be stronger -, uses the Box & Jenkins methodology, the Population besides the presence of seasonality and structural break from February 2015 as auxiliary variables, using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Government consumption grows on average 2.88% per year between 2017 and 2048.

Box & Jenkins
Auxiliary Variable
Year
MAPE: 4,32%
FORECAST
30,000
25,000
20,000
15,000
10,000
5,000
0
MWh
2009
2010
2012
2013
2015
2016
2018
2020
2021
2023
2024
2026
2028
2029
2031
2032
2034
2035
2037
2039
2040
2042
2043
2045
2047
2048
Year

Variables	Coefficient	p-value
Constant	-575.2983	<0.001
AR (1)	0.7575	<0.001
SAR (1)	0.8800	<0.001
SMA (1)	-0.6420	0.010
Dummy (feb/15)	-1.1409	0.098
Ln (Population)	45.8974	<0.001

Source: Own elaboration based on data provided by Eletroacre.

Chart 7 shows the forecast results for Eletroacre's Street lighting class. The forecasting model chosen — which showed to be stronger -, uses the Box & Jenkins methodology, momentary dummy in December, 2010, besides the presence of seasonality as auxiliary variables, using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Street lighting consumption grows on average 0.63% per year between 2017 and 2048.

Box & Jenkins

Variables	Coefficient	p-value
MA (1)	-0.7305	<0.001
SAR (1)	0.8624	<0.001
SMA (1)	-0.6695	0.053
Momentary Dummy (dec/10)	-0.0005	<0.001
	MAPE: 8.96%	

FORECAST
MWh
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2009 2010 2012 2013 2015 2016 2018 2020 2021 2023 2024 2026 2028 2029 2031 2032 2034 2035 2037 2039 2040 2042 2043 2045 2047 2048
Year

Source: Own elaboration based on data provided by Eletroacre.

Chart 8 shows the forecast results for Eletroacre's Public Service class. The forecasting model chosen — which showed to be stronger -, uses the Box & Jenkins methodology, dummies, structural breaks in July, 2013 and then from March, 2015 on, besides the Population and presence of seasonality using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Public Service consumption grows on average 1.71% per year between 2017 and 2048.

Box & Jenkins

Variables	Coefficient	p-value
Constant	-1,067,615	0.097
AR (1)	-0.5428	0.008
MA (1)	0.8241	<0.001
SAR (1)	-0.3737	0.371
SMA (1)	0.5391	0.486
SMA (2)	-0.4601	0.339
Dummy Break (jul/13)	8,173.0990	<0.001
Dummy Break (mar/15)	7,121.5910	<0.001
Ln (Population)	79,317.1600	0.095

MAPE: 8.07%

Auxiliary Variable
FORECAST
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
MWh
2009
2010
2012
2013
2015
2016
2018
2020
2021
2023
2024
2026
2028
2029
2031
2032
2034
2035
2037
2039
2040
2042
2043
2045
2047
2048
Year

Source: Own elaboration based on data provided by Eletroacre.

Chart 9 shows the forecast results for Eletroacre's Own Consumption class. The forecasting model chosen — which showed to be stronger -, uses the Box & Jenkins methodology, momentary dummy in March, 2013, April, 2013 and April, 2015, besides the presence of seasonality using the consumption series seen from January 2009 to December 2016. Based on the estimated forecasts, the Own consumption grows on average 1.170% per year between 2017 and 2048.

Box & Jenkins

Variables	Coefficient	p-value
AR (1)	-0.3718	0.731
MA (1)	-0.3324	0.774
MA (2)	0.0269	0.976
SAR (1)	-0.6709	0.071
SAR (2)	0.3141	0.120
SMA (1)	0.9194	0.287
Momentary Dummy (mar/13)	-1,062.81	<0.001
Momentary Dummy (abr/13)	1,743.3740	<0.001
Momentary Dummy (abr/15)	3,514.0280	<0.001

MAPE: 10.59%

Forecast
MWh
year

Source: Own elaboration based on data provided by Eletroacre.

Table 11 shows the market projected per consumption class discretized every ten years between 2016 and 2046. The MWh consumption per class is shown by means of the percentage share in the total consumption and percentage growth between decennial periods. Chart 6 and Chart 7 show the market behavior forecast per consumption class.

Class	MWh				Representativeness				Average growth yearly		
	2016	2026	2036	2046	2016	2026	2036	2046	2017/2026	2027/2036	2037/2046
Residential	447,637	727,719	1,080,198	1,514,743	46.47%	47.77%	50.96%	53.58%	4.98%	4.03%	3.44%
Industrial	39,564	64,142	99,302	145,236	4.11%	4.21%	4.68%	5.14%	4.96%	4.47%	3.88%
Commercial	207,842	339,782	441,832	549,002	21.58%	22.30%	20.84%	19.42%	5.05%	2.66%	2.20%
Rural	46,745	83,295	127,537	181,998	4.85%	5.47%	6.02%	6.44%	5.96%	4.35%	3.62%
Public Entity	124,137	188.444	238,995	294,915	12.89%	12.37%	11.27%	10.43%	4.27%	2.41%	2.12%
Public Lighting	48,183	55,885	58,246	58,813	5.00%	3.67%	2.75%	2.08%	1.50%	0.41%	0.10%
Public Services	48,379	63,124	72,687	81,475	5.02%	4.14%	3.43%	2.88%	2.70%	1.42%	1.15%
Self	769	1,079	1,079	1,079	0.08%	0.07%	0.05%	0.04%	3.75%	0.00%	0.00%
Total	963,256	1,523,471	2,119,876	2,827,261	100.00%	100.00%	100.00%	100.00%	4.69%	3.36%	2.92%

Source: Own elaboration

MWh
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
447637
727719
1080198
39564
64142
99302
145236
207842
339782
441832
549002
46745
83295
127537
181998
124137
188444
238995
294915
48183
55885
58246
58813
48379
63124
72687
81475
769
1079
1079
1079
Residential
Industry
Commercial
Rural
Public entity
Public Light.
Public Service
Self
2016
2026
2036
2046

Source: Own elaboration

1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
MWh
2016
2026
2036
2046
Residential
Indutry
Commercial
Rural
Public Entity
Public Lighting
Public Service
Self

Source: Own elaboration

3.4. Consumer Unit Forecasting Methodology

Due to the differentiated behavior of the growth of the historical series of residential consumer units and other Consumer Units (CUs), it was chosen to separately project the two series and then put them together to form the series of total CUs. Figure 10 shows a scheme of the methods used.

Projection based in the homes evolution
Total UCs
=
Residential UCs
+
Other UCs
Projection based in average consumption

Figure 10 – Schematic drawing for total CU projection

Source: Own elaboration

i. Residential CU Projection

For projection of the Residential Consumer Units, the household historical series $(domic_t)$ was initially constructed with data from the National Household Sample Survey - PNAD (IBGE). The annual series corresponds to years 2012 to 2015 (except for the census year 2010). The monthly series was obtained from the linear interpolation of the years. The household density historical series

($dens\_domic_t$) comprises the quotient of the household series and the monthly population history (IBGE) and was projected based on the decreasing trend up to 2048. The projected household series ($domic_{t+h}$) comprises the quotient between the Population and Household Density. Thus, it was first projected the household density and from such estimate the series of households (used for coverage) was obtained once the projected population was already known.

Equation 2 - Household Density Calculation

$$dens\_domic_t = \frac{pop_t}{domic_t} \rightarrow domic_{t+h} = \frac{pop_{t+h}}{dens\_domic_{t+h}}$$

Wherein h is a household value pertaining to the position interval of the first predictive value up to the position of the value corresponding to the end of the forecast horizon (December 2048). After these steps the historical series Coverage (K_t) consists of the quotient between residential CUs and Households.

Equation 3 - Coverage Kt

$$K_t = \frac{UC\_res_t}{domic_t}$$

Its forecast (K_{t+h}) was based on the linear growth trend and establishing a 100% coverage by the end of 2048. Finally, the projection of residential CUs (UC_res_{t+h}) was made from the product between the historical series of Coverage and households.

Equation 4 - Residential CU Projection

$$K_t = \frac{UC\_res_t}{domic_t} \rightarrow UC\_res_{t+h} = K_{t+h} \times domic_{t+h}$$

ii. Projection for the Other Residential CUs

For projection of the other Consumer Units, it was first calculated the average (CM_t), which consists of the quotient between MWh consumption (C_t) of the classes (except for residential) divided by the total CUs (except for residential). Period from 2012 up to the last month available.

Equation 5 - Average Consumption Series

$$CM_t = \frac{C\_tot_t - C\_res_t}{UC\_tot_t - UC\_res_t}$$

The average consumption projection (CM_{t+h}) was performed from the linear growth trend converging to a national average consumption of 1749 kWh per year (ANEEL, 2016, taking only the distribution concessionaires) within 30 years. The CUs projection, except for residential CUs

(UC_demais_t) consists of the quotient between the MWh consumption of the classes (except for residential) and the average consumption. (CM_t). It was obtained according to formula Equation 6.

Equation 6 - CU Projection

$$UC\_demais_t = UC\_tot_t - UC_{res_t} \text{ e } CM_t = \frac{C_{tot_t} - C_{res_t}}{UC_{tot_t} - UC_{res_t}} \rightarrow UC\_demais_{t+h} = \frac{C\_tot_{t+h} - C\_res_{t+h}}{CM_{t+h}}$$

3.5. CU Projection Results

Chart 8 shows the result obtained for the CU projection with the historical series up to 2048. It is appreciated a sharp growth of CUs until 2026 and then a slight fall in the growth until the end of the series.

Chart 8 – Eletroacre's CU Projection

550,000
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
UC
2012
2014
2016
2019
2021
2023
2026
2028
2030
2033
2035
2037
2040
2042
2044
2047

Source: Own elaboration

Table 12 shows a summary of the projections of Total CUs for Eletroacre up to year 2048. The average growth recorded in the period from 2016 to 2048 was of 2.16% per year.

Table 12 – Summary of Eletroacre's CU Projection

Distributor	2015	2016	2015/2016 (% p.a.)	2026	2036	2046	2017/2026 (% p.a.)	2027/2036 (% p.a.)	2037/2046 (% p.a.)
Eletroacre	2,921,058	3,009,449	3.03%	4,687,281	5,243,668	5,820,122	4.53%	1.13%	1.05%

Source: Own elaboration

4. Methodologies, Premises, Adjustment Results and Revisions

4.1. Overview

4.1.1. Incentive regulation

The cost-of-service regulation regime has been in force in the electricity distribution sector in Brazil since the enactment of the Water Code in 1934 until the mid-nineties. Under this regime, tariffs are fixed based on the variation of actual costs verified by the companies. By being exclusively supported by the expenses observed by the regulated agent, the regulation for the cost-of-service includes expenses in the tariff regardless of whether or not they are associated with an efficient and prudent conduct. As the regulated company incorporates all costs into tariffs, there is no retention of gains associated with increases in productivity. Similarly, because the concessionaire can incorporate the costs resulting from inefficient conduct into tariffs, this practice leads to low incentives to seeking efficiency.

In the incentive regulation regime implemented and then improved after Laws 8.987/95, 9.427/96 and 9.648/98, the main purpose is to replicate the action that market forces would have on firms that operate in natural monopolies, in order to simulate the environment for a competitive industry. In other words, the objective is to produce incentives to decrease costs and technological innovations in order to raise the productivity of the companies and promote tariff moderateness over time. The main approaches used in the incentive regulation are price cap and yardstick competition. According to the international experience, these mechanisms are used both together and alone, thus constituting a "menu" of methods aiming to encourage efficiency, and adjusting the regulatory treatment to the characteristics of each sector and the objectives of public policies.

The price cap is based on a price cap set for each year, and adjusted by the inflation index minus the efficiency factor X determined by the Regulator. Therefore, the Regulator sets a maximum price level (Pi) and a formula (ΔP) for the periodical adjustment.

$$P_i = P_{i-1} + (\Delta P) \cdot P_{i-1}$$

$$\Delta P = (IP - X + Y)$$

wherein:

IP is the price index variation,

X is the Productivity Factor, and

Y is the factor for contingency and unpredicted expansions.

Figure 11 shows the effect of the maximum price regime over a public utility concessionaire.

Figure 11 – Price cap working

Performance gain got in the first tariff period
Tariff
T1
Operating costs and return on capital (Portion B)
Non-manageable costs (Portion A)
0
1
2
3
4
5
6
7
8
1ª RTP
Performance gain got in the second tariff period
Tariff
T1
T2
Tariff reposition
Operating costs and return on capital (Portion B)
Non-manageable costs (Portion A)
Non-manageable costs (Portion A)
Years
0
1
2
3
4
5
6
7
8
1ª RTP
2ª RTP

Source: Own elaboration

Factor X captures the expected productivity gains of the activity sector and passes them on to the consumers through prices. This mechanism encourages the concessionaire to continuously seek an efficiency superior to the regulatory parameters through the reduction of unit costs. In the example provided, the tariff was initially set at T1, with a Factor X equal to zero, and it keeps its fixed value in real terms throughout the tariff cycle, until the 1st. RTP. Throughout this period, the concessionaire has the chance to decrease its costs and obtain greater efficiency, thus generating greater economic gains. With the 2nd. RTP tariffs are recalculated at time T2 for the level required to cover effective costs and remunerate the capital invested. At that moment, the Regulator calculates the efficiency gains that will be passed on to consumers until the next RTP. This process is performed with the definition of Factor X, which will serve as a tariff reducer T2 in the following years until the next RTP, when the new price cap and Factor X will be determined.

In the yardstick competition the regulation establishes a set of metrics based on the comparison between companies, which allows simulating the conditions of a competitive market environment. In its most used aspect, the regulatory costs of each company can be defined from the average costs of the other companies considered in the group. In case the company is more efficient than the average its costs will be lower than those recognized in the tariffs, and thus it will obtain a greater yield. Otherwise, if the costs are above average, it will suffer a loss. This method generates a strong incentive to the continued search for efficiency. In Figure 12 one can see the method working, where by means of a comparison between the concessionaires, a frontier of average costs is established. Over time, with the spread of more efficient practices across the industry, the average cost frontier is shifted downward, leading to lower tariffs.

(1st cycle of RTP)
(2nd cycle of RTP)
Efficient costs (T1)
Efficient costs (T2)
Costs R$
C1
X1
C2
X2
Costs Driver

Figure 12 – Yardstick Competition Working

Source: Own elaboration

This method is widely used by network service regulators around the world. As we will see throughout this Report, the National Electricity Agency (ANEEL), created by Law No. 9.427/96, has built an extensive regulatory framework based on the rules of incentive regulation, which uses a comparison of companies to determine the various components of tariffs such as: operating costs, non-recoverable revenues, non-technical losses, productivity gains, quality of service targets, capital costs and compensation base. Projections and definitions of tariff trajectories carried out in this work are based on the application of these regulatory instruments.

a) Tariff Movement Mechanisms

The tariff movement usually comprises the following mechanisms: the annual tariff adjustment (IRT) and the periodical tariff revision (RTP), which usually happen every 4 or 5 years. There is also the extraordinary tariff review (ETR), which may occur at any time due to an economic-financial imbalance of the concession agreement. In Figure 13 one can see an example of how the tariff movement takes place over time.

RTP
IRT
IRT
IRT
RTP
Year 1
(test year)
Year 2
Year 3
Year 4

Source: Own elaboration

b) Annual Tariff Adjustment

The annual adjustment consists of a monetary adjustment of the tariff, allowing the maintenance of the purchasing power of the concessionaire. Within this mechanism, the so-called manageable (Parcel B) and non-manageable costs (Parcel A) are given different treatment. Manageable costs are those that depend on the actions and control of the regulated companies while non-manageable costs are not subject to agent management. According to the incentive regulation logics, non-manageable cost variations are usually passed on to the consumers, thus securing neutrality of such expenses in the result of the regulated agent. Manageable costs are in turn updated by inflation upon deduction of Factor X to share the productivity. The equation below is an example of calculation of the annual tariff adjustment index (IRT), where values of Parcel A are recalculated and Parcel B is updated by the inflation upon deduction of Factor X calculated in the last RTP.

Equation 8 - Formulation for Tariff Adjustment Index

$$IRT = \frac{VPA_1 + VPB_0 * (IVI - X)}{RA_0}$$

wherein:

VPA_1: Value of Parcel A at the ongoing adjustment date (DRP),

VPB_0: Value of Parcel B at the previous reference date (DRA) defined as $RA_0 - VPA_0$,

RA_0: Annual income with prior tariffs applied to the market verified in the period of 12 months,

VPA_0: Value of Parcel A in the DRA,

IVI: Index of Inflation Variation, and

X: Regulatory productivity.

c) Periodic Tariff Review

The periodic tariff review includes a new equilibrium tariff that secures suitable remuneration of prudent investments and transfer of efficient operating costs. This tariff calculated on basis of the required income (RR) consists of Parcel A (non-manageable costs) and Parcel B (manageable costs). As the main objective of the RTP is to analyze the economic-financial balance of the concession for the entire tariff cycle, this process involves, besides tariff repositioning, the establishment of Factor X that is the mechanism responsible for passing on to the consumers the efficiency gains obtained between the RTPs.

d) Extraordinary Tariff Review

Besides the annual adjustments and periodical reviews, the Regulator may, at the request of the regulated agent or granting power, perform the Extraordinary Tariff Review (RTE) at any time, when some event causes a significant economic-financial imbalance. The RTE may be requested in cases of creation, change or extinction of taxes or duties, after signature of concession agreements, and whenever the impact over the activities of the companies is relevant, and properly proven, for the economic-financial balance.

e) Manageable or non-manageable parcel
Non-manageable costs are expenses that do not depend on the concessionaire’s control and that are directly passed on to the consumer. These items are a relevant part of Parcel A, component of the distribution concessionaire’s income that covers the costs with sector charges, in addition to input costs and costs of segments upward the regulated company activities, such as costs of the power generated or transmitted to electric power distribution companies. Manageable costs are in turn the part that refers to the effective activity of the electric power distribution concessionaire, where the company may establish management strategies. The so-called Parcel B is comprised, for example, by operating costs, capital costs and depreciation and unrecoverable revenues.
There are still costs that show a relative degree of management on the party of the concessionaire companies. For example, it is the case of non-technical losses (PNT), whose amount depends on both the efficiency of the activities and commercial routines of the concessionaire and also the socioeconomic, institutional and cultural environment of the geographic area where the company operates.
While they affect the purchase of energy allocated in Parcel A, technical and non-technical losses receive a regulatory treatment in order to enable efficiency gains in the processes. The purchase of power can also be given a regulatory treatment and respect the restrictions in order to encourage efficient acquisition and moderateness for the end consumer (captive).
One example of such regulatory treatment is controls relating to the purchase of power from a related party and the obligations to purchase power in auctions in the regulated environment. Therefore, the separation of manageable and non-manageable costs in the so-called
Parcels A and B is a conceptual simplification that can be changed with the regulation evolution.

4.1.2. Recent changes in the contractual and tariff rules of the electric power distribution.

The implementation of the incentive regulation regime in the electric power distribution activity has been made over almost two decades, and it is subject to changes in the concession/permission agreements and public policy guidelines. Its evolution and transformation were also marked by discussion processes through public consultations and hearings, regulations covering different tariff and contractual aspects. Currently, these rules are described in the
Technical Notes prepared by ANEEL, which describe in details methods, premises and results applicable to different components of the tariffs and tariff movement processes.
These regulatory rules are consolidated in the Tariff Regulation Procedures (PRORET), which have a normative character and consolidate the regulation of tariff processes. PRORET’s

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structure was approved by Normative Resolution No. 435/2011, and is ordered in 12 modules divided into submodules.
Regarding electric power distribution, there is a set of tariff procedures including specificities for each contractual situation, as detailed below:
I.	For distributors which renewed their concession agreements under the provisions of
Decree No. 8.461/2015, signed amendments to the agreement with new economic clauses, or signed amendments to the agreements upon full adhesion to the new concession model[21], the new tariff rules shown in Normative Resolution No. 761/2017 and indicated
in the PRORET listing under letter A in their original number are not valid[22].
II.	For concessionaires and distribution concessionaires that have not yet renewed the concession agreements or signed amendments, PRORETs are still valid without the indication of the letter A.
III.	For the set of distributors owned by the Public Administration that are responsible for the provision of distribution services under concessions that have not been extended (called
Designated Distributors), rules specified in Normative Resolution No. 748/2016 and
Resolution No. 2,184 / 2016 will be applied[23].

Figure 14 shows a time line with all Normative Resolutions (REN), Approval Resolutions
(REH), Technical Notes (NT) and Public Hearings (AP), which changed or propose changes in the
PRORET as of April, 2015.

[21] According to the Relater’s Vote at the 30th. Public Ordinary Meeting of 2016.
[22] Submodules 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A and 4.4A.
[23] Both resolutions replace Technical Note No. 331/2016, and definitively establish the additional conditions applicable to Designated distributors (body or entity of the responsible public administration, by decision of the
Granting Authority, for the provision of the public service of electric power distribution due to the non -extension of a concession according to Law No. 12.783/2013), with the purpose of ensuring the continued provision of the public electricity distribution service until assumption by a new concessionaire to be awarded through a bidding process.

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PRORETs 2.1A, 2.2A, 2.5A, 2.7A, 3.1A, 3.2A, 3.3A, 3.4A, 4.2A, 4.4A, 7.1, 7.2
REN 761/2017
Change PRORETs 2.3 and 6.7
REN 686 and 695/2015
Change PRORETs 2.1, 5.5 and 7.3
REN 721 and 723/2016 & DSP 1646/2016
Change PRORETs 2.7 and 6.6
REN 750 and 754/2016
May/15
Mar/16
Oct and Nov/16
Feb/17
Nov and Dec/15
Jun/16
Dec/16
REN 660/2015
Change PRORETs 2.2, 2.5, and 2.6
REN 703 and 704/2016
Change PRORETs 3.1, 4.1, 4.2, 4.3, 6.1, and 8
REN 737 and 746/2016
Change PRORETs 5.6 and 4.4
REN 760/2017
Changes PRORETs 6.8
REN 748 and REH 2,814
Regulate conditions for provision of the services of the non-extended concession under the control of public companies

Figure 14 – Time line with changes in the PRORET.

Source: Own elaboration

Of particular note is Normative Resolution No. 761/2017, as a result of the Public Hearing No. 58/2016, which resulted in significant changes in the tariff calculations for all distribution concessionaires that had their contracts extended pursuant to Decree No. 8.461/2015 or signed an amendment to the current contract, according to Order No. 2.194/2016.

a) Normative Resolution No. 761/2017

The resolution creates alternative versions to submodules 2.1, 2.2, 2.5, 2.7, 3.1, 3.2, 3.3, 3.4, 4.2, 4.4, 7.1 and 7.2 identified with the letter A. The new rules will become effective in the first tariff process subsequent to the signature of the agreement or at the disclosure of the definitive versions of variants "A" of PRORET, whichever occurs earlier. From the first tariff review after agreement signature, the tariff cycle will be changed to five years.

Regarding Module 2, which refers to the Tariff Review procedures, the following changes should be noted:

i. Parcel A now includes the volume of unrecoverable incomes (RI). Additionally, the payment of the ONS charge is no longer part of the sector charge portion of Parcel A and is now part of Parcel B.
ii. Parcel B will be expurgated of incomes from excessive demand (UD) and reactive surplus (ER).

a.	For companies that have already made the first tariff review after the 3rd.
Periodic Tariff Review (RTP), the accumulated balance of UD and ER, which was recorded in a specific account of special obligations up to the date of signature of an amendment to the agreement will be subtracted from Parcel B only in the second revision after the 3rd. RTP.
b.	For companies that have not yet made the first tariff review after the 3rd. Periodic
Tariff Review (RTP), incomes recorded as UD and ER in special obligations up to the date of the amendment to the agreement will be subtracted from Parcel
B.
c.	For all companies, billed UD and ER values between the amendment to the agreement and the tariff process date will be used as reducers of Parcel B.
d.	Billed values will be updated by IPCA.

iii.	RI is no longer calculated in two parcels and now exclusively takes regulatory default percentages. Additionally, financial incomes are now part of the calculation basis of RI.
iv.	In the first tariff review after signature of the amendment to the agreement, calculation of Factor X will no longer consider the average growth of market and consumers in the tariff cycle and will be ascertained on an annual basis.
v.	Other income (OR) values to be subtracted from Parcel B are calculated for the twelve months prior to the reference month of the review and will be updated by IPCA.
Tariff adjustment rules shown in Module 3 were changed as follows:
i.	If the first tariff process after signature of the amendment to the agreement is a tariff adjustment, called DR1 in version A of PRORET, the RI components must be taken out from Parcel B and transferred to Parcel A, besides isolating OR, UD and ER, which will be calculated as actually realized. ONS values must be transferred from Parcel A to
Parcel B.
ii.	In tariff adjustments Parcel B will be actually calculated and not only obtained as a residue from the Required Income calculation.
iii.	Considering the conditions in force and the Reference Market (VPB0DR1), the value of
Parcel B will be obtained by multiplying this market for the economic value in force (as approved in the last process) corresponding to the tariff component of Wire B (TUSD
Wire B) in force. This value is updated by the difference between the IPCA and Factor X multiplied by a correction factor (DR1 Factor) required for the application of adjustments indicated in (i). Finally, OR, UD and ER values will be expurgated and ONS values will be added.
iv.	In the subsequent tariff processes, the procedure is very similar - in practical terms - to the calculation of Factor Pbi-1 that reintroduces OR, UD and ER values in Parcel B, which will be adjusted for inflation (IPCA) and Factor X. Later, values found for these components in the reference period are excluded from Parcel B.

In Module 4, the neutralities are now calculated for all components of Parcel A (including the other financial components, neutrality financial items and CVA financial balance to offset), not only for sector charges as done according to the rules in force. The concept of neutrality

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remains still unchanged as the difference between billed values and values contemplated in the tariff processes, thus neutralizing differences deriving from market changes[24]. Calculation methods proposed differentiate items with a fixed tariff coverage, when the expense does not change with the market variation (sector charges, connection charges and Itaipu), and a variable tariff, in the opposite case (power costs, transmission/distribution use charges and unrecoverable incomes).
The particular case of neutrality of unrecoverable incomes will be calculated only from the second tariff process after signature of the amendment to the agreement, once so far there is no tariff coverage component for this item. All new items for which there is no neutrality calculation yet will take into account the date of signature of the agreement or amendment to the agreement.
Thus, for the first tariff process after signature of the agreement or publication of PRORET, whichever occurs later, the neutrality of Parcel A will only be calculated from the next signature month of the amendment to the agreement or renewal of the concession agreement limited to the reference period, i.e. the last 12 months.
Finally, part of the unrecoverable revenues in function of the Loss TUSD cost was incorporated into submodules 7.1 and 7.2. Updating submodule 3.2 directly impacts Module 7 because of the calculation of losses in other shared transmission installations (DITc), which is in the tariff component of losses in the basic network.

b) Additional conditions for designated distributors
In its 165th. Extraordinary Shareholders Meeting, Eletrobrás' shareholders decided not to approve the extension of the concessions of Ceal, Cepisa, Eletroacre, Ceron, Boa Vista Energia
and Amazonas Energia. Additionally, the concession of Companhia de Eletricidade do Amapá
(CEA) was not extended because it failed to meet compliance requirements. By means of various ordinances, the Ministry of Mines and Energy has designated Amazonas Energia, Eletroacre,
Ceron, Cepisa, Ceal, Boa Vista Energia and CEA as responsible for providing the public electricity distribution service until the end of 2017 or until the assumption of a new concessionaire, whichever occurs first.
Figure 15 shows the time line with the recent normative rules in connection with renewal of the concessions of distributors of Eletrobrás Group.

24 We describe in this section changes made to the PRORETs resulting from Normative Resolution No. 276/2017, including changes in the treatment of charge neutralities. Modeling of items that are components of Parcel A in the financial model is detailed in section 3.2.

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Decision non Renovation Eletrobras 07/22/16
Sets condition for services in concessions non delayed
Ordinance 388, 07/26/16
Defines the BNDES as responsible for bids Dist. Eletrobras Group
Decree 8893/16
Regulates (Def.) condition for services for assigned distributors
Normative resolution 748/16
Collect input to improve calculation of regulatory parameters and quality indicators of services
Technical Note 008/17
Balance analysis of concessions of distributions in assignment regime
Technical Note MME 247/17
Aug/16
Sep/16
May/17
Sep/17
Jul/16
Nov/16
Nov/16
Jun/17
Aug/17
Ordinance 420-425 MME
Assign companies of Eletrobras group for temporary service
Technical Note 331/16
Regulate condition for services in concessions non delayed under federal control
End AP 58/16
Conditions of IRT and RTP conc. Renewed or added
Approval Resolution 2184/16
Approves limits of losses, OPEX, DECi / FECi, payment for 2017 in assigned distr.
Technical Note 182/17
Guidelines for new contracts
Normative Resolution 88/17
Sets regulatory parameters for tariff procedures of assigned distr.
Technical Note 149/17
Definition of regulatory parameters for tariff procedure and indicative limits DEC ad FEC

Source: Own elaboration

According to Technical Note No. 331/2016, which accompanied AP No. 63/2016, as regards regulatory revenues, there are specific conditions for the temporary provision of the service, such as the possibility of reversing compensation for violation of individual investment indicators in the concession area, re-applying tariff adjustments and revisions and receiving resources from CDE, CCC and RGR. This also refers to the flexibilization of regulatory references concerning losses in the purchase of power and transfers from CCC to Northern distributors whose capital was not interconnected to SIN in 2009. Finally, the NT establishes that ANEEL must ensure minimum sustainability condition for the distributors, and regulate the conditions for borrowing funds from RGR.

Ratifying the conditions addressed in NT 331/2016, REN No. 748/2016 and REH No. 2.184/2016 definitively established additional conditions applicable to specifically designated distributors, and REN No. 748/2016 establishes terms and conditions for the provision of designated Distributors, with respect to Revenue, RGR Loans, Management, pre-designation default, use of CCC resources and Special Sanctions Regime. In turn, REH 2,148/2016 approved regulatory limits for losses in the tariff processes up to 2025 for CEA, CERR, Amazonas Energia and Boa Vista Energia and set, for all designated Distributors, limits of losses, operating costs and continuity indicators to be achieved by the end of 2017, in addition to the amount of the Appropriate Reference Remuneration to be used in RGR loans.

Regarding revenue, the resolutions set specific conditions for the following issues: (i) tariff movements, with full evaluation of the Regulatory Remuneration Bases (BRR) in tariff reviews; (ii) receipt of the resources of CCC, CDE and RGR; (iii) the possibility of reversing compensation for breaches of individual quality indicators - for both service and product - for non-costly investments in concession areas, computed from the last quarter and 2016 annual figures; (iv)
flexibilization of regulatory loss references for Amazonas Energia, Boa Vista Energia, CEA and
CERR.
This resolution further establishes that RGR's resources will be used to guarantee the minimum sustainability conditions of the service, according to Administrative Rule 388/2016-
MME, with deadlines, periods of grace and rates set forth in REN No. 748/2016, and the obligations will be assumed by the new concessionaire.
Moreover, REN states that there are important investments to be made, which will reduce
CCC's expenditures, and therefore, qualify as subrogation of the resources of the fund. It is up to
ANEEL to approve prudent investments considered in the preparation of the basic project, calculate the amount to be subrogated and supervise the application. For implementation of distribution lines, the federal government body or entity shall irrevocably and irreversibly assign to the contracted company the credits of reimbursement of the CCC.
Finally, the resolution establishes an exceptional regime of regulatory sanctions prioritizing the exclusively guiding and/or determining character without imposition of penalties.

c) Public Hearing No. 094/2016
After receipt of contributions during Public Hearing No. 094/2016, ANEEL published the following in May 2017: (i) Technical Note No. 182/2017 with guidelines for the preparation of the new concession agreement for public electricity distribution service, in accordance with the provisions of §1-A of art. 8 of Law 12.783/2013 and (ii) a new agreement draft.
According to Technical Note No. 182/2017, dated May 2nd, 2017, ANEEL received Official
Letter No. 242/2016-SE from the Ministry of Mines and Energy (MME) requesting the preparation of a concession agreement draft with some guidelines intended to expedite realization and increase the competitiveness in the bidding processes of transfer of corporate control associated with the granting of new concessions. The MME emphasized four guidelines:
I.	Adoption of clauses that allow converting pecuniary compensation into investment obligations for the first five years of the new concessions, with a view to enable recovery of concessions;
II.	Adoption of trajectories of regulatory parameters of efficiency, providing the new controller with a term for adjusting values practiced by the companies;
III.	Adoption of a tariff schedule with a period of five years at each tariff review, but allowing two tariff reviews to be carried out in the first five years of the contract, making it exceptionally possible to recognize the investments with a shorter term;
IV.	The possibility for the schedule provided for in the previous paragraph being chosen by the winner of the bidding, and the first review should be carried out until the third tariff process after signature of the agreement and the second review being carried out in the fifth tariff process after that signature.
According to the result of the public hearing No. 094/2016 - shown in Technical Note No.
182/2017-, temporary provisions were considered regarding the use of offsets by breached quality

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thresholds concerning continuity of the service and voltage level for investments, as reproduced below.

“CLAUSE NINETEEN – TEMPORARY PROVISIONS
Section One - DEALER may contribute funds from the offsets for breached quality thresholds, concerning continuous service and permanently determined sampling calibrations of the voltage level, so that investments may be made at the concession area, until the late fifth calendar year following the date when the concession agreement was executed.
Paragraph One – As of the date when the agreement is executed, the offsetting values shall remain having their calculation conducted by dealer, as regulated, for the purpose of follow-up and inspection by ANEEL.
Paragraph Two – As of the second calendar year following the year when the agreement is executed, if the calculated offset values are lower than the offset values calculated for the previous calendar year, such difference shall be construed as a dealer-payable investment upon their tariff readjustment, and the remaining value shall be included into the Liabilities Associated with the Public Electricity Service (Special Liabilities) heading.
Paragraph Three – As of the second calendar year following the year when the agreement is executed, if the calculated offset values exceed the offset values calculated for the previous calendar year, such difference shall be invested in double at the concession and included into the Liabilities Associated with the Public Electricity Service (Special
Liabilities) heading.”

Under the Draft, as of 2020, non-compliances with the aggregate annual thresholds of the preset-term continuity indicators shall lead to economic-financial limitations as stated in Section
Eight.

“Section Eight – As of 2020, non-compliance with aggregate annual thresholds of collective continuity indicators for two following years or three times within a five-year period may, as regulated by ANEEL, imply limitation of dividends or payments of interest on shareholder’s equity, until the regulatory parameters are restored, in compliance with Item I of Section One, Clause Seven.”

As of the sixth calendar year, non-compliance with the regulatory targets may result into a lawsuit for forfeiture of the concession being filed as determined, in Section Thirteen, as transcribed below, providing for the criteria associated with continuing the provision.

“Section Thirteen – For the period as of the sixth calendar year following that in which this agreement is entered into, default by concessionaire arising out of non-compliance

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with efficiency criteria in respect of continuing with the provision shall imply a lawsuit for forfeiture being filed, abiding by the provisions hereof, especifically the opportunity to be heard and right to adversary principle, provided that:

Paragraph One – Non-compliance with aggregate annual thresholds of collective continuity indicators for three following years shall characterize, as regulated by ANEEL, default in respect of continuing with the provision."

The Economic-Financial Management is equally restricted, and it shall abide by criteria as listed in Clause One.

"CLAUSE ONE

Compliance with the Efficiency Criterion in relation to Economic-Financial Management shall depend upon compliance with the following inequations:

(I) $EBITDA \geq 0$ *(until the end of 2020 and kept in 2021, 2022, and 2023);*
(II) $EBITDA\,(-)QRR \geq 0$ *(until the end of 2021 and kept in 2022 and 2023);*
(III) $\{Net\ Debt/[\,EBITDA\,(-)\,QRR]\} \leq 1/(0.8 * SELIC)$ *(until the end of 2022); and*
(IV) $\{Net\ Debt/[\,EBITDA\,(-)\,QRR]\} \leq 1/(1.11 * SELIC)$ *(until the end of 2023)."*

In the event of non-compliance with the criteria proposed for two (2) following years, provision of payments and related-party operations shall be restricted. During the period as of the seventh calendar year following that when the agreement is entered into, in the event of non-compliance involving any of such efficiency criteria shall imply a lawsuit for forfeiture being filed, as determined in Section Fourteen.

"Section Fourteen – For the period as of the seventh calendar year following that of this agreement, default by concessionaire arising out of Non-Compliance with Efficiency Criteria in Relation to Economic-Financial Management shall imply a lawsuit for forfeiture being filed, abiding by the provisions hereof, specifically the opportunity to be heard and right to adversary principle, provided that:

Paragraph One – Non-compliance with the parameters for two following years, as regulated by ANEEL, shall represent default in respect of the Economic-Financial Management.

Paragraph Two – ANEEL shall determine the Efficiency Criteria in relation to Economic-Financial Management dealt with in Paragraph One hereof prior to beginning of preferably five-year periods, and, upon determining the new parameters, the required positive EBITDA and required capacity to make minimum investments and debt management capacity shall be complied with, among other aspects."

NT no 182/2017 stated that named companies require high investment in the early years of the concession so as to restore the service quality levels. According to ANEEL, this context consists in unusual situation, not corresponding to the type of application for which the X Factor methodology was conceived. Therefore, calculation readjustment is construed as possible.
In addition, the new Draft considered that the inspection conducted by ANEEL shall not apply any penalties in the first two years of the new agreements for the purpose of mitigating the consequences of technical or business issues remaining from the prior situation as provided for in Section Five.

“Section Five – Until the twenty-fourth month following that when the concession agreement is executed, the inspection by ANEEL shall be focused on providing guidelines and/or determinations, not applying any penalties, except in the event of non-compliance with determinations provided by ANEEL Board.”

In order to meet the request by MME as to a tariff schedule enabling an additional tariff readjustment in the first five years of the agreement, aimed at recognizing the investments within a reduced time frame, the Draft includes, in its Clause Nineteen, temporary provisions.

“Section Two – Within the time frame as of the date when the agreement is executed and the first following ordinary tariff readjustment, there may be a tariff readjustment as requested by the Concessionaire, abiding by the following criteria:
I – The tariff readjustment in replacement with an annual tariff readjustment, for which readjustment the same processing date shall be kept.
II – The readjustment order shall be formally provided to ANEEL at least one (1) year earlier such order being placed.
III – The tariff shall be readjusted based on the standards provided for herein and on the effective regulations, except for the items outlined in Section Three.
IV – During the readjustment period, Concessionaire may order the Regulatory
Remuneration Base to be fully reviewed.
V – It shall be reviewed up to the third tariff process after the agreement is executed.”

The Draft also sets values and calculation formulas specific for the period ranging from the date when the agreement is executed and the first following ordinary tariff readjustment, as provided for in Section Three.

“Section Three – During the period ranging from the date when the agreement is executed and the first following ordinary tariff readjustment, values and calculation formula for

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X Factor, Operating Costs and Regulatory Allowances for Energy Losses other than those outlined in Clause Six, shall be used, abiding by the following criteria:
I – Value of the X Factor Pd component shall be defined as 0 (zero).
II – The Regulatory Operating Costs shall be defined considering an efficiency level of []%
over the average actual costs verified over the last three (3) years prior to tariff processing.
III – The Non-Technical Regulatory Losses shall be defined at []% of stake over the averaged actual stakes verified over the last three (3) years prior to the tariff processing.
Sole Paragraph – Tariff consequences arising out of the treatment described herein shall be verified as of the first tariff calculation following the year when the agreement is executed, always having prospective effects.”

Section Four sets forth standards concerning the debt for the loan maintained with RGR
Fund which was contracted in the designation period.

“Section Four – DEALER undertakes to settle the debt concerning the loan maintained with RGR Fund contracted in the designation period under the following circumstances:
I – The interest rate to be employed for the loan shall be 111% of the SELIC rate;
II – The principal repayment and payment of interest shall carry a 12-month grace period after the concession is assumed by the new concessionaire, and, following the grace period, the loan shall be repaid in 36 monthly, equal installments.”

d) Open Court no. 032 /2017
On May 24, 2017, ANEEL submitted to Open Court the Technical Note no. 088/2017 aimed at raising subsidies in order to enhance calculation of the regulatory parameters and the service quality indicators to serve as basis for the following tariff readjustments of Eletrobras-controlled
Dealers. The Technical Note provides for the regulatory parameters for the tariff processes of the
Named Dealers, as defined under the Regulatory Resolution no. 748/2016 and thresholds for DEC and FEC collective continuity indicators.
Value of the X Factor’s T component is proposed to be equal to 0 (zero) for all tariff processes homologated until the first tariff readjustment process following the Concession
Agreement execution, while for the value of the Xpd component, the effective Pd component is advised to be maintained until the first tariff process following the Concession Agreement execution, when then it shall assume the zero value (see Table 13).

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Table 13 - T & Xpd Factor Values

Assigned distributor	Pd (%)	T (%)
Amazonas Energia	2.02	0
Boa Vista	1.39	0
Ceai	1.91	0
Cepisa	2.15	0
Ceron	2.02	0
Eletroacre	1.42	0

Source: NT no. 088/2017, ANEEL

As to values of the Regulatory Allowances for Energy Losses, for the dealers Amazonas Energy, CEA and Boa Vista, the onlending system was defined by Art. 4-A of the Act no. 13.299/2016 and homologated until 2025 by the Homologation Resolution no. 2.184, dated 2016. For the others, the effective values are proposed to be adopted, to be effective until the first tariff readjustment following the new concession agreement execution. In the event the Concession Agreement provides for flexibilization of the regulatory landmark of non-technical losses, the value determined in agreement shall prevail. Table 14 summarizes such issue.

Table 14 – Values of Regulatory Allowances for Energy Losses

Assigned distributor	Technical losses (% Injected power)	Non Technical losses (% of billed BT market)
Ceal	10.34	15.67
Cepisa	12.17	13.93
Ceron	11.15	8.33
Eletroacre	9.85	11.28

Source: NT no. 088/2017, ANEEL

In respect of the aggregate DEC and FEC thresholds, the 2017 thresholds are proposed to be maintained until the year in which the first tariff readjustment is conducted after such companies' new controlling shareholders assume such charge. Thresholds for the indicators shall be established by means of specific resolution for each dealer, as attached to a Technical Note. The sets of consuming units of the concessionaire CERR shall then comprise the concession area of Boa Vista Energy. Table 15 provides the aggregate DEC and FEC thresholds for each dealer to be determined for the year 2018 on, calculated from the thresholds proposed for the sets of consuming units.

Table 15 – Aggregate DEC and FEC Thresholds

Assigned distributor	DEC	FEC	# Consumer Units
Amazonas Energia	45.58	43.44	940,962
Boa Vista	36.87	28.92	159,118
Ceal	13.73	10.38	1,123,164
Cepisa	19.17	12.44	1,233,677
Ceron	20.57	15.89	561,360
Eletroacre	27.58	23.36	256,297

Source: NT no. 088/2017, ANEEL

Throughout this Report, the proposals for regulatory indicators submitted in the Technical Note no. 088/2017 were adopted, providing for the regulatory parameters for the tariff processes of Named Dealers and thresholds for DEC and FEC collective continuity indicators. Such parameters shall be in force until the first tariff readjustment following the companies' new concession agreement execution.

e) Technical Note no. 351/2017

In July 2017, ANEEL published the Technical Note no. 351/2017 in response to the pleading of the Brazilian Mining and Energy Department to appraise the balance conditions of the concessions being analyzed and the technical feasibility for a rebalance prior to its sale process/bidding.

The Technical Note no. 351/2017 identifies that the new concessionaires would find severe unbalanced condition when assuming the new concession, especially in respect of the Operating Costs and non-technical losses. To solve this, ANEEL considers the possible recognition of a portion in excess to the regulatory one for non-technical losses and Operating Costs in the tariff. Such excess portion would correspond to the mean between the regulatory and realized values for such indicators.

Following adjustment to the NT no. 351/2017, the Agency, by means of a letter to BNDES, answered the questions and provided clarifications, among which we shall now stress: (i) the tariff accretions in relation to the non-technical losses and Operating Costs would be maintained up to the first ordinary tariff readjustment (2023); (ii) such accretions would be applied to the annual tariff processes for 2017; (iii) the additional readjustment estimated to occur throughout the first cycle, pre-2023, shall not change the flexibilization pointed out and shall solely deal with tariff recognition of the readjusted asset base.

Since payment of RGR loans (REN no. 748/2016) was identified as unfeasible by the new concessionaire under the estimated conditions, and by means of the remuneration on invested capital, the NT no. 351/2017 also included analysis of the impacts when flexibilizing the payment conditions of the loans, as well as facilitating an onlending in the dealers' tariffs.

Considering the regulatory possibility that the payment conditions are being reviewed, thus benefitting the bidding process and assumption by a new concessionaire, committed to the tariff reasonableness and to service quality, the tariff impact was tested by considering interest of 5%
year-over-year and 30-year term for payment. The monthly RGR values are defined in REH
2199/2017-ANEEL and values are readjusted by ANEEL in every quarter according to the quarterly earnings of the dealers. According to ANEEL, the loan would have its initial payment in the sixth year of agreement effectiveness and would be so effective until its conclusion (25 years to settle). Considering that the loan shall now be recognized at the tariff, there shall be neutrality for the new concessionaire in terms of payment of the concerned sums.

f) Technical Note no. 247/2017
Due to NT no. 351/2017, the Brazilian Mining and Energy Department proposed amendments to the draft of the Agreement for Concession of Public Electric Power Supply Service
by means of the Technical Note no. 247/2017. The main amendments proposed are related to (i)
recognition in Portion A of the revenue required for payment of RGR loans; (ii) defining as special readjustment the tariff process the new controlling shareholder may request within the five-year interval of the new concession, essentially to consider investment volume at the asset base; and
(iii) clarifications on the flexibilization system of the regulatory parameters of Operating Costs and non-technical losses until the first regular tariff readjustment.
Find below the proposed amendments to the Agremeent Draft as mentioned in the
Technical Note no. 247/2017, the contributions of which were received until 09/06/2017.

“CLAUSE SIX – TARIFFS APPLICABLE IN THE SERVICE PROVISION
Portion A – Sectorial Charges: portion of dealer’s revenue assigned to comply with the liabilities associated with the Electric Power Service Inspection Fee - TFSEE; with the
Financial Set-Off for Use of Water Resources - CFURH for the purpose of electric power generation, when applicable; with the System Service Charge - ESS; the Energetic
Development Account – CDE; the Research & Development – R&D; the Energetic
Efficiency Program – PEE; the Spare Energy Charge – EER; payments of loans from the
Global Reversal Reserve – RGR, made in compliance with art. 4, Paragraph 4, item VI, of the Act No. 5.655, dated May 20, 1971, and remaining public policies for the electric industry defined in the governing legislation;

CLAUSE NINETEEN – TEMPORARY PROVISIONS
Section Two – During the period ranging from the date when the agreement is executed and the first following ordinary tariff readjustment, there may be a special tariff readjustment as requested by the Concessionaire, abiding by the following criteria:
Section Three – During the period ranging from the date when the agreement is executed and the first following ordinary tariff readjustment, values and calculation formula for

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X Factor, Operating Costs and Regulatory Allowances for Energy Losses other than those outlined in Clause Six, shall be used, abiding by the following criteria:
I – Value of the X Factor Pd component shall be defined as 0 (zero).
II – The Regulatory Operating Costs on first tariff process following Concession
Agreement execution shall be defined as a stake of []% over the value of the Operating
Costs from the prior tariff process, readjusted by following the Portion B readjustment standard. Between the second tariff process and the tariff process immediately prior to the first ordinary tariff readjustment, the Operating Costs shall be defined by applying the Portion B readjustment standard.
III – The Non-Technical Regulatory Losses shall be defined at []% of stake over the invoiced low-voltage supplied energy.
Paragraph One – Tariff consequences arising out of the treatment described herein shall be verified as of the first tariff calculation following the year when the agreement is executed, always having prospective effects.”
Paragraph Two – The temporary stakes in items II and III are those resulting from the bidding process of the electric power supply concession associated with the ownership transfer of the legal entity providing the service, as conducted under art. 8 of the Act No.
12.783/2013 and the respective regulations thereof.
Paragraph Three – On the first ordinary tariff readjustment, standards contained in
Clause Six shall be applied, not considering any consequences arising out of the temporary stakes in items II and III.
Section Four – DEALER shall settle the loans with the RGR Fund as provided for in MME
Ordinance no. 388, dated July 26, 2016, readjusted pursuant to art. 4, Paragraph 5, of the Act No. 5.655, dated May 20, 1971.
Paragraph One – Payments shall be made between the first ordinary tariff readjustment and the date of conclusion of this instrument.
Paragraph Two – DEALER shall be entitled to tariff recognition of []% of the loans paid, as defined in the bidding process of the electric power supply concession associated with the ownership transfer of the legal entity providing the service, as conducted under art.
8 of the Act No. 12.783/2013 and the respective regulations thereof.”

g) Technical Note no. 149/2017
On September 08, 2017, ANEEL reopened the Open Court no. 032/2017, through the
Technical Note no. 149/2017. Therein, the Regulator stated its proposed flexibilization of some regulatory parameters – non-technical losses, Operating Costs and X Factor – and the thresholds for the collective continuity indicators – DEC and FEC – until the first ordinary tariff readjustment of the new controlling shareholder of the named companies, to be contracted by means of a bidding. The Agency proposal resulted into significant changes to some parameters that had been determined in the Technical Note no. 351/2017, especially in terms of Operating
Costs and quality indicators.

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The sums assigned to flexibilized regulatory PMSO (personnel, material, services and other costs) had readjustment for inflation by the IPCA between July 2015 and the date of the 2016 tariff process. Additionally, in case of Boa Vista, its flexibilization level was increased, because ANEEL suggested that *"inefficiency considered for Boa Vista Energy, as measured by the ratio between the Verified and Regulatory PMSO, to be the highest between the remaining Named Dealers, which is CEA (268%)"*. Table 16 depicts the flexibilized PMSO variation noticed between the Technical Note no. 149/17 and Technical Note no. 351/17.

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	606,907,016	627,198,364	20,291,348	3.3%
Boa Vista	53,885,287	69,062,498	15,177,211	28.2%
CEAL	328,345,672	336,655,364	8,309,692	2.5%
CEPISA	409,859,796	420,070,979	10,211,183	2.5%
CERON	273,006,426	279,853,142	6,846,716	2.5%
ELETROACRE	125,242,240	128,543,635	3,301,395	2.6%

Source: Drafted by company itself

In addition, the Technical Note no. 149/2017 proposed flexibilization of the DEC and FEC collective indicator targets (which was not outlined in Technical Note no. 351/17). Among the contributions, the main ones are listed below:

(i) We propose targets to be flexibilized due to supply, which impacts mrore strongly the dealers in the Northern Brazilian region;

(ii) We propose the starting point to be the average between calculated value (moving average from July 2016 to June 2017) and the threshold in force in 2017, for dealers Ceal, Cepisa, Ceron and Eletroacre;

(iii) We also propose such thresholds to remain unchanged up to the fifth calendar year following the date when the new agreements are executed, so that on the first ordinary tariff readjustment of the new agreement the thresholds for the following year may be established.

Table 17 and Table 18 illustrate the threshold variations of the DEC and FEC indicators post-flexibilization, respectively, in relation to the provisions of Technical Note no. 88/ 2017.

Table 17 – Variation of DEC thresholds by Dealer

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	45.58	48.53	2.95	6.5%
Boa Vista	36.87	48.67	11.80	32.0%
CEAL	13.73	15.58	1.85	13.5%
CEPISA	19.17	20.67	1.50	7.8%
CERON	20.57	27.54	6.97	33.9%
ELETROACRE	27.58	44.17	16.59	60.2%

Source: Drafted by company itself

Table 18 – Variation of FEC thresholds by Dealer

Distributor	NT 88/17	NT 149/17	Difference (NT 88/17 - NT 351/17)	% Percent Variation/NT 88
AME	43.44	45.69	2.25	5.2%
Boa Vista	28.92	58.43	29.51	102.0%
CEAL	10.38	13.06	2.68	25.8%
CEPISA	12.44	13.99	1.55	12.5%
CERON	15.89	18.90	3.01	18.9%
ELETROACRE	23.36	35.31	11.95	51.2%

Source: Drafted by company itself

It should be stressed that flexibilizations proposed in NT 149/2017 were already incorporated into the forecasted patterns of the indicators herein.

It is stressed that Technical Note no. 149/2017 had no changes to flexibilized PNT parameters and Pd, T and Q components of X Factor as compared to the provisions of the Technical Note no. 351/17. Finally, NT no. 149/2017 contained reductions to the sums assigned to RGR loans between 15% and 39%, depending on the dealer.

h) Final Considerations

Considering the previous elements, and assuming a new controlling shareholder shall hold office on the Q1 2018, the proposed regulatory timeline, considering as unchanged the dates of the older agreements' anniversaries - November for AME, Boa Vista, Ceron and Eletroacre, and September for Ceal and Cepisa – is the following:

- In 2017, the dates of the older agreements' anniversaries (not extended) of the named companies shall be readjusted (IRT). Upon such IRT, there shall be additional regulatory recognition of non-technical losses and operating cost, as provided for in NT no. 351/2017;

·	In 2018, the new agreements shall be executed, the date of which was estimated to
03/01/2018. In the same year, an IRT is being conducted to the dates of the older agreements’ anniversaries;
·	In 2019, a special readjustmen	t25 is being made to the dates of the older agreements’
anniversaries. In such review, the tariff coverage related to the Annual Asset Cost
(CAA), comprised of the Capital Remuneration, Regulatory Reinstatement Quota
and Annual Cost of Personal and Real Property, shall be readjusted. No PNT, OPEX,
Default, X Factor metrics, etc. shall be reviewed;
·	From 2020 to 2022, there shall be usual IRTs;
·	In 2023, there shall be a full-scale RTP corresponding to th	e 5-year cycle after
agreement execution, where the regulatory parameters shall be set forth again (such as PNT, OPEX, Default, X Factor etc.).
·	As of 2023, there shall be IRT and RTP in the 5-year interval until 2048.
The new agreement shall be adapted to the tariff standards of REN no. 761/2017.

4.2	.	Methodologies, Assumptions and Proceeds for Portion A Definition

Portion A is the tariff income component whereby consumers remunerate the dealer for the costs construed as non-manageable, such as: energy acquisition, Sectorial Charges, energy transportation cost, finance charges, technical losses, non-technical losses and default.
Since such costs are construed as non-manageable, they are directly transferred to the tariffs (pass-through) according to the standards provided for by the Regulator, to be detailed below.
The aforementioned pass-through condition is true for the cases in which the dealer is within a regulatory interval of loss thresholds and excess contracted energy.

4.2.1. Energy Acquisition and Extra Tariffs

In order to define the volume of required energy supply, for the purpose of purchasing
Regulatory Allowance for Contracted Energy, the energy volumes for provision and supply were calculated. The provision energy comprises the total projected volume, excluded from the volumes for the free-trade, distribution and supply volumes.
The methodologies and proceeds obtained for forecast of the total and free volumes were provided previously. The projected volumes for distribution and supply followed the estimated behavior for the total volume of the concessionaire.
By using the projected Regulatory Allowances for Energy Losses, the total losses were estimated – both technical, non-technical and basic high-voltage network. In relation to the basic high-voltage network losses, the stakes provided in the 2016 SPARTA spreadsheets were

25 In such special readjustment, the armored base shall be reopened.

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maintained. The required energy supply is obtained by adding provision, supply and Regulatory
Allowances for Energy Losses.
The excess tariff system, as applied by concessionaires associated with the Integrated
National System – SIN, holds three extra tariffs (green, yellow and red) indicating whether the energy costs more 0r less, according to the electricity generation conditions. For the economic-
financial appraisal, the same favorable generation scenario considered by ANEEL in the tariff processes was assumed, i.e., scenario in which the tariff is green.

4.2.2. Charges

Sectorial Charges are all created by laws approved by the National Congress in order to make implementation of public policies in the Brazilian electricity industry feasible. Their values are mentioned in resolutions or decrees by the Brazilian Electricity Regulatory Agency (ANEEL)
and are taxed by dealers by means of the electric power bill. Each of the charges holds pre-set targets. The charges corresponding to the electricity industry are described below.

Energetic Development Account (CDE)

The CDE was created by Act no. 10.438/2002 for the purpose of, among others, promoting universalization of the electricity service in the whole national territory, funding the discounts to the tariffs granted to low-income rural and residential classes, ensuring a competitive energy produced from wind sources, small-sized hydroelectric plants, biomass, natural gas and mineral coal.
The Brazilian Treasury may contribute funds to the CDE account, aimed at the tariff reasonableness. The CDE cost is shared among all consumers served by the Integrated National
System (SIN). The quota values are calculated by ANEEL.

Electric Power Service Inspection Fee (TFSEE)

The TFSEE was conceived for the purpose of funding ANEEL operations for both inspection and economic regulation activities.
The Fee is paid by all electricity consumers, accruing over the operations of the electricity distribution, generation and supply agents.

Program of Incentive to Alternative Electricity Sources - PROINFA

PROINFA was created by the Act No. 10.438/2002 and regulated by Decree no.
5.025/2004 for the purpose of funding ANEEL operations for both inspection and economic regulation activities.
Apportionment of costs and electricity contracted by means of the program, considering the Annual Plan devised by Centrais Elétricas Brasileiras S/A (ELETROBRAS) and verified, regulated and free energy volumes. The Act granted exemption to consumers from the Low-
Income residential sub-class.

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Financial Set-Off for Use of Water Resources (CFURH)

CFURH is provided for in the 1988 Federal Constitution for the purpose of providing financial set-off to the Federal Government, States and municipalities for use of water and productive land required for installation of electricity generation plants.

System Service Charges (ESS)

ESS was created for the purpose of increasing reliability and assuring the energy offered in the country. The cost is monthly calculated by the Electricity Trading Chamber and paid by all consumers, both regulated and free, to the generation agents. It includes cost of deployment of thermal-electric plants based on cost-merit, for energetic security, operating restrictions and ancillary services.

National System Operator (ONS)

The contribution to ONS was created for the purpose of financing operations of the
National Electric System Operator, which coordinates and controls operations of the electric power generators and suppliers in the Integrated National System (SIN). The value is annually defined by ONS and approved by ANEEL.

Research & Development and Energetic Efficiency (R&D/EE)

R&D/EE was created for the purpose of encouraging scientific and technological researches related to electric power and to sustainable use of resources required for its generation.

Spare Energy Charge (EER)

ERR was created for the purpose of covering costs arising out of contracting of spare energy, including administrative, financial and tax costs.
Apportionment among the electric power end users from the Integrated National System
(SIN), including free consumers and self-producers only in the energy portion deriving from association with SIN, is monthly defined by the Electricity Trading Chamber (CCEE), under the formula outlined in resolution issued by ANEEL.
As previously mentioned, Portion A has a pass-through effect, i.e., costs with Sectorial
Charges, one of Portion A components, are transferred to the consumer by means of the tariff, thus neutral from the perspective of the economic-financial appraisal, only having one time effect, since the adjustment caused by the difference between reference and realized volumes is adjusted for inflation and adjusted at the following readjustment, but for the purpose of this appraisal, such time effect caused by the difference between the adjustment for inflation rate (SELIC) and the discount rate (WACC), was not considered due to its reduced representativeness.

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4.2.3. Transmission Cost

Energy transmission costs are those related to energy transmission from the generating plants to the distribution systems, regulated by means of Resolutions 1917 and 1918 dated
06/23/2015 and Sub-module 3.3 of PRORET, being comprised of the following items:
a)	Use of transmission facilities ranked as Basic High-Voltage Network, Basic Border
High-Voltage Network, or Remaining Transmission Facilities (DIT) of shared use;
b)	Use of distribution plants;
c)	Connection to the exclusive-use DIT;
d)	Connection to the distribution networks
e)	Energy transmission from Itaipu to the point of connection to the Basic High-
Voltage Network;
f)	Use of Basic High-Voltage Network by Itaipu plant; and
g)	Use of the transmission system by the generation plants connected at 88kV or 138kV voltage level.
Use of both transmission and distribution systems aimed at tariff processes are calculated considering the required volume contracted in the reference period, valued by the respective economic tariffs in force on the tariff process date.
As previously mentioned, Portion A has a pass-through effect, i.e., costs with energy transmission, one of Portion A components, are transferred to consumer by means of the tariff, thus neutral from the perspective of economic-financial appraisal, only holding a time effect, since the adjustment caused by the difference between reference and realized volumes is adjusted for inflation and adjusted at the following readjustment, but for the purpose of this appraisal, such time effect caused by the difference between the adjustment for inflation rate (SELIC) and the discount rate (WACC), was not considered due to its reduced representativeness.

4.2.4. Finance

Portion A includes costs transferred to the regulated volume tariffs, but the tariff is calculated from an estimate for such costs, and the verified costs tend to be different from the estimates.
Dealer’s income, for Portion A recovery, may be in excess or insufficient in relation to effective costs of Portion A, and calculated differences shall be included into CVA (“Offsetting of
Variation of Values for Items in Portion A”) for future account settlement.
The same goes for cost of contracted thermal-electric generation, which can be over or under-valued in relation to the estimate in accordance with intensity of thermal plants’ use, which in turn depends on the rainfall volume, which is a clearly difficult situation to forecast. If, when calculating the annual readjustment, the CVA is in its surplus capacity, it means that dealer collected, by tariff, more money than it actually applied in non-manageable costs. Balance thereof shall be adjusted by SELIC Rate and, when calculating the tariff for the following year, the financial component corresponding to the CVA shall be negative so as to offset the surplus, thus charging from the consumer less than the economic tariff.

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As previously mentioned, since Portion A components were construed as neutral, i.e., they were not construed as values related to Finance Charges for the purposes of this economic-
financial appraisal.

4.2.5. Technical losses (PT)

The electricity system is segmented into generation, transmission and distribution of electric power. Dealers receive the energy from supply agents (transmitters, generators or other dealers), supplying it to the end consumers, either these are residential, commercial, rural, industrial or from remaining classes. The energy metered by dealers at the consuming units shall always be lower than the energy received from the supply agents. Such difference is named energy loss and it is segregated according to the origin.
The Brazilian Electricity Regulatory Agency - ANEEL – must set at each tariff readjustment a regulatory landmark of losses which considers concessionaire’s performance. Losses may be divided among losses at the basic high-voltage network, which are external to the concessionaire’s distribution system and with clearly technical origin, and losses at the distribution which may have either technical or non-technical nature.

a) Concept and Characterization of Dealer’s Historic PT
Technical losses (PT) are those inherent to the electric power transmission through the network, related to transformation of electric power into thermal energy in the conductors (joule effect), losses at the transformers’ cores, dielectric losses, etc. These may be construed as consumption of the devices in charge of distributing energy. It should be stressed that PT levels are defined by ANEEL upon the RTP and maintained as constant through a tariff cycle.
The latest calculation of technical losses on the part of Eletroacre, segmented by the transformation and network components, was conducted by ANEEL by means of the Technical
Note no. 0229/2013-SRD/ANEEL, dated October 30, 2013, process no.: 48500.002317/2013-07,
“Analysis of contributions by the Open Court no. 096/2013 in relation to appraisal of losses at the distribution system, concerning the 3rd Periodical Tariff Readjustment cycle, of Eletrobras
Distribuition Acre - Eletroacre”. The appraisal results are provided in

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Table 19 and Table 20.
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Table 19 – Volume of Losses at Eletroacre Distribution System

Description	Amounts (MWh/year)	% Injected power
Injected power (EI)	1,067,890.597	100.000%
Supplied power (EF)	822,431.674	77.015%
Lossed in Distribution (PD)	245,458.923	22.985%
Technical Losses (PT)	105,188.451	9.850%
Non Technical Losses (PNT)	140,270.472	13.135%

Source: Technical Note no. 0229/2013-SRD/ANEEL

	Passing Power (EP)	Technical Losses of the Segments		
		Upstream (PTS)	% Passing Power (IPTS)	% of the Total Injected Power
	MWh	MWh	%	%
Trafos A2-A4	64,737.692	318.375	0.492%	0.030%
Trafos A3-A4	637,812.806	2,530.056	0.397%	0.237%
Trafos A3a-A4	15,546.674	295.161	1.899%	0.028%
Trafos A3a*B	5,908.013	238.249	4.033%	0.022%
Trafos A4-A3a	27,101.083	1,066.490	3.935%	0.100%
Trafos A4-B	781,659.553	25,475.926	3.259%	2.386%
Grid A2	65,171.236	433.544	0.665%	0.041%
Grid A3	642,209.462	4,396.656	0.685%	0.412%
Grid A3a	26,034.593	272.472	1.047%	0.026%
Grid A4	1,048,346.330	59,353.815	5.662%	5.558%
Grid B	543,261.801	5,944.526	1.094%	0.557%
Meters	614,999.392	2,462.190	0.400%	0.231%
Extensions	614,999.392	2,400.994	0.390%	0.225%
TOTAL				9.850%

Source: Technical Note no. 0229/2013-SRD/ANEEL

Thus, ANEEL adopted, for every tariff cycle (2013-2017) the Technical Loss volume of 9.85% over the Total Energy Injected into dealer's system.

b) Methodology and Assumptions of Technical Loss Forecasts

The forecast methodology of Eletroacre technical losses consists in: (i) assessing the technical loss ratios of Eletroacre's supply voltage segments (IPTS) in relation to mean indices of equiparable companies identified in section 4.3.2; and (ii) seeking the lowest value between Eletroacre's segmented loss and the mean verified for equiparable companies which shall be the baseline value for the timeframe. Find below the applied step-by-step methodology:

i. The ratios of technical losses by supply voltage segment – network level and transformation (IPTS) – were used as primary source of loss calculation. Aimed at securing reliability of the information, the methodology is based on adopting public source information, i.e., Technical Note no. 0229/2013-SRD/ANEEL, dated October 30, 2013, "Analysis of contributions by Open Court no. 096/2013 related to calculation of losses at the distribution system, concerning the 3rd Periodical Tariff Readjustment cycle, of Eletrobras Distribuition Acre - Eletroacre", process no.: 48500.002317/2013-07. Like the Technical Note, ANEEL reports losses by voltage segment, application thereof is unequivocal and represents the best verified historic information.
ii.	Losses obtained in each dealer’s voltage segment were compared to companies which were most similar to the concession area being analyzed, considering their specific characteristics. For Eletroacre, the equiparable companies chosen were:

·	Espírito Santo Centrais Elétricas – ESCELSA;
·	DME Distribuition S.A. – DMED;
·	Eletrobras Distribuition Piauí – EDPI (CEPISA);
·	Companhia Energética do Rio Grande do Norte – COSERN;
·	Celesc Distribuition S.A. - CELESC;
·	Empresa Elétrica Bragantina S.A. – EEB;
·	Companhia Paranaense de Energia – COPEL;
·	Companhia Sul Paulista de Energia – CPFL Sul Paulista.
iii.	By comparison to similar companies, the mean IPTSs obtained consider the weighted losses of each dealer in relation to energy injected into each voltage segment. The projected target for 2047 considers, by segment, maintenance of the company’s rates when lower than the weighted average; or the values observed at the weighted average of the equiparable companies when the results attest to a level lower than that currently attained by the company.
iv.	Based on the results obtained from losses by segment for the projected year 2047, simple interpolation was used to define the interim values.
v.	With the annual IPTS values obtained, these were applied over the energy volumes injected by supply voltage segment, resulting into the technical losses by segment as estimated for the whole Concession period. In order to consolidate the total value of
Eletroacre losses, the same injected energy share adopted in Technical Note ANEEL
no. 0229/2013-SRD/ANEEL was used.

It should be stressed that ANEEL, by Technical Note no. 88/2017, dated May 24, 2017, defined Eletroacre’s PT as being 9.85% of injected energy until the first full tariff readjustment after execution of the Concession Agreements resulting from the bidding process. It means the methodology described herein applies as of the first RTP simulated, estimated to 2023.

c)	Results
Graph 9 contains the mean losses by voltage segment of the equiparable companies and
Eletroacre.

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ELETROACRE
A2-A4
Meters
A3-A4
A3a-A4
B (<2.3 kV)
A3a-B
A4 (2.3 a 25kV)
A3a (30 a 44 kV)
A4-A3a
A3 (69 kV)
A4-B
A2 (88 a 138 kV)

Source: Drafted by company itself

By the comparison provided, the used IPTSs are possible to be set as efficiency target in forecasts as shown in Table 21.

Table 21 - Technical Losses Target by Voltage Segment

Voltage segment	Avg IPTS	Comp IPTS	Final goal
A1-A2	0.000%	0.000%	0.000%
A1-A3	0.000%	0.000%	0.000%
Al-A3a	0.000%	0.000%	0.000%
A1-A4	0.000%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%
A2-A3	0.352%	0.000%	0.000%
A2-A3a	0.000%	0.000%	0.000%
A2-A4	0.542%	0.492%	0.492%
A3-A2	0.000%	0.000%	0.000%
A3-A3a	0.829%	0.000%	0.000%
A3-A4	0.591%	0.397%	0.397%
A3a-A2	0.000%	0.000%	0.000%
A3a-A4	0.916%	1.899%	0.916%
A3a-B	14.783%	4.033%	4.033%
A4-A3	0.518%	0.000%	0.000%
A4-A3a	0.000%	3.935%	3.935%
A4-B	3.775%	3.259%	3.259%
B-A4	0.000%	0.000%	0.000%
Al (< 230 kV)	0.027%	0.000%	0.000%
A2 (88 a 138 kV)	1.622%	0.665%	0.665%
A3 (69 kV)	2.286%	0.685%	0.685%
A3a (30 a 44 kV)	3.696%	1.047%	1.047%
A4 (2,3 a 25 kV)	2.487%	5.662%	2.487%
B (< 2,3 kV)	1.746%	1.536%	1.536%
Meters	0.405%	0.400%	0.400%
Extensions *	0.000%	0.000%	0.000%

* Incorporated in "B (<2.3 kV)"

Source: Drafted by company itself

Based on the projected IPTSs, projected losses are established. Projected annual IPTSs and consolidated technical losses for the company and regulatory losses are shown in item “Projected
% of Technical Losses” and “Projected % of Regulatory Allowance for Technical Energy Losses” of
Table 22.

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Annual segment loss projection, considering the regulatory limits established by ANEEL (MWh)

Voltage segment	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
A1-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4			0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%
A3-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A4			0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%
A3a-A2			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4			1.865%	1.831%	1.797%	1.763%	1.729%	1.695%	1.661%	1.627%	1.594%	1.560%	1.526%	1.492%	1.458%	1.424%
A3a-B			4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%
A4-A3			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3a			3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%
A4-B			3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%
B-A4			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (≥ 230 kV)			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)			0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%
A3 (69 kV)			0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%
A3a (30 a 44 kV)			1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%
A4 (2,3 a 25 kV)			5.552%	5.443%	5.333%	5.224%	5.114%	5.005%	4.896%	4.786%	4.677%	4.567%	4.458%	4.348%	4.239%	4.129%
B (< 2,3 kV)			1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%
Meters			0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%
Segments*			0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses	0.00%	0.00%	9.74%	9.63%	9.53%	9.42%	9.31%	9.20%	9.09%	8.99%	8.88%	8.77%	8.66%	8.55%	8.45%	8.34%
Technical Losses recent base app by ANEEL	9.85%	9.85%	9.85%													
Technical Note no. 0229/2013-SRD/ANEEL - Eletrosore 9.850 %																
Projection of the Technical Regulatory Loss %				9.74%	9.74%	9.74%	9.42%	9.42%	9.42%	9.42%	9.42%	8.88%	8.88%	8.88%	8.88%	8.88%

Voltage segment	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042	2043	2044	2045	2046	2047
A1-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A3a	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1-A4	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A3a	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2-A4	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%	0.402%
A3-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A3a	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3-A4	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%	0.397%
A3a-A2	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A3a-A4	1.390%	1.356%	1.322%	1.288%	1.255%	1.221%	1.187%	1.153%	1.119%	1.085%	1.051%	1.017%	0.984%	0.950%	0.916%
A3a-B	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%	4.033%
A4-A3	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A4-A3a	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%	3.936%
A4-B	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%	3.259%
B-A4	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A1 (≥ 230 kV)	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
A2 (88 - 138 kV)	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%	0.686%
A3 (69 kV)	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%	0.685%
A3a (30 a 44 kV)	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%	1.047%
A4 (2,3 a 25 kV)	4.020%	3.910%	3.801%	3.691%	3.582%	3.473%	3.363%	3.254%	3.144%	3.035%	2.925%	2.816%	2.706%	2.597%	2.487%
B (< 2,3 kV)	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%	1.538%
Meters	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%	0.400%
Segments*	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Projection of Technical Losses	8.23%	8.12%	8.02%	7.91%	7.80%	7.69%	7.58%	7.48%	7.37%	7.26%	7.15%	7.04%	6.94%	6.83%	6.72%
Projection of the Technical Regulatory Loss %	8.34%	8.34%	8.34%	8.34%	8.34%	7.80%	7.80%	7.80%	7.80%	7.80%	7.26%	7.26%	7.26%	7.26%	7.26%

*Incorporated in "B (<2.3 kV)"

Source: Drafted by company itself

Based on the forecasts by segment, applied to the volumes of injected energy into the concessionaire's substations and networks, the annual percentage of projected losses for Eletroacre was calculated. Graph 10 provides the stake of Regulatory Allowances for Energy Losses for Eletroacre.

9.85%
9.850%
9.42%
8.88%
8.34%
7.80%
7.26%
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047
% Projection of Technical Losses
Technical losses, recent base approved by ANEEL
ANEL Tech. Note 0229/2013-SRD/ANEEL - ELETROACRE

Source: Drafted by company itself

In summary, the methodology aims to reflect into the forecast pattern results the mean value of the technical loss performances by voltage segment of equiparable companies, when these are attested to be more efficient. Thus, the forecast gathers the set of possible factual techniques, as endorsed by experience of agents in the market, in order to reach the preset reduction.

4.2.6. Non-technical losses (PNT)

a) Concept and Characterization of Dealer's Historic PNT

Non-technical losses (PNT) are those corresponding to the difference between total losses and technical losses, thus considering all remaining losses associated with electric power distribution, such as energy thefts, mistaken metering, mistaken collection process, consuming units short of metering devices, etc. Such type of loss is associated with dealer's commercial management, the social-economic conditions of the consuming units, the cultural, sociological and institutional aspects characterizing a concession area.

Graph 11 illustrates the historic variation of Eletroacre Verified and Regulatory PNT. Dealer has Verified PNT levels approximately 2.2 times greater than Regulatory PNT, showing difficulty in reaching the regulatory level.

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
21.42%
23.59%
23.42%
26.02%
13.86%
13.00%
12.14%
11.28%
2013
2014
2015
2016
Invoiced Real PNT
Invoiced Reg. PNT

Source: ANEEL Targets - dealer's 3CRTP and Eletroacre information. Verified losses were obtained in accordance with data from energetic balance sheets provided by the company.

b) Methodology for Projecting Non-Technical Regulatory Losses

Correct application of the regulation pattern by comparison when dealing with non-technical losses requires identification of the several non-manageable factors differentiating the concession areas. For appraisal of Regulatory PNT, ANEEL identifies the equiparable companies, through a "complexity index" which adds the most relevant variables to explain the different levels of non-technical losses. Such index enables comparison of the distribution companies as to their social-economic indicators. After the companies' position at the complexity ranking is identified, one can conclude that companies with lower non-technical losses, but in concession areas identified with increased level of social-economic complexity, are more efficient and, accordingly, a reference to the others. The index created by ANEEL to compare distribution companies in relation to the level of non-technical losses was based on Linear Regression Analysis, with dashboard data. The patterns used compare levels of PNT to social-economic variables in the concession area, such as violence, inequality, precariousness, infrastructure and credit default.

Regression is used due to the required statistical "testing" of the variables to be included for analysis, i.e., the variables which best exemplify the phenomenon of non-technical losses. The methodology used in the 4th tariff readjustment cycle is detailed in Technical Note ANEEL no. 106/2015. Analyzed variables are described in Table 23. They summarize those usually mentioned in studies on commercial energy losses and/or studies on crime rate that best exemplify the occurrence of commercial losses.

Appraisals were based on extensive database, covering the 63 dealers. The patterns consider PNT and social-economic variables from 2003 to 2013. Information from CENSO 2010 was also used. ANEEL determines that such studies have to be updated as CENSO 2020 is published. Aimed at securing consistency to the effective regulation, the PNT levels for the named companies were estimated and projected based on the parameters and patterns of NT no. 106/2015.

Code	Socioeconomic variables	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of people with income per capita inferior to 1/2 minimum wages	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness - % people in sub standard homes (Census 2010)	IBGE
lixou	Garbage Collection - Urban	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MbIMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

Source: NT no. 106/2015, ANEEL

In view of the countless tests possible, NT no. 106/2015 chose 3 regression patterns which were mainly observed as to the following: (i) statistical relevance of estimated coefficients as to each variable and the relationship between the latter and the level of non-technical losses; (ii) coherence of the coefficient signals in relation to the estimate; (iii) relevance of the variable to explain the non-technical losses; and (iv) contributions received in previous open courts.

Table 24 provides the patterns selected to define the Non-Technical Regulatory Losses for the 4th tariff readjustment cycle of electric power dealers.

Code	Socioeconomic variables	Source
vio	Violence – Deaths by Aggression	DATASUS
pob2	% of people with income per capita inferior to 1/2 minimum wages	IBGBIPEA
gini	Gini	IBGE
sub2	Precariousness - % people in sub standard homes (Census 2010)	IBGE
lixou	Garbage Collection - Urban	IBGE
inad	Default of the credit sector -BACEN	BACEN
Mbr.MbIMbr	Low income Market (Total B1 market)	SAMP
Mbr.Mbt	Low income Market (Total BT market)	SAMP

Source: NT no. 106/2015, ANEEL

After estimating the parameters, the index which enables the companies to be compared is then built. The index for a company "A", for instance, results from Equation 9.

$$\sum_{i=1}^{n} X_i^A . \beta_i$$

Where:

X_i^A = Value of variable "i" for Company "A"

β_i = Value of regression coeficiente estimated for variable "i"

Table 25 provides the complexity index and deviations resulting from the regression patterns built with the three selected econometric patterns (C, G e K) for the 6 named companies.

Table 26 calculates the complexity indices verified for each of the companies. It is noted that, for comparison purposes, NT no. 106/2015 divided companies into two groups, being construed as larger-sized (Group 1) those with market exceeding 1.000 GWh/year and supplying over 500 thousand consuming units or holding over 15.000 km of electricity network. The remaining companies are considered in Group 2. Smaller-sized companies are construed as tending to have increased ease when fighting non-technical losses than large companies.

COMPANY	INDEX C	DEVIATION C	INDEX G	DEVIATION G	INDEX K	DEVIATION K
Amazonas	0.37	0.04	0.34	0.05	0.39	0.04
Ceal	0.27	0.02	0.24	0.02	0.29	0.03
Cepisa	0.26	0.02	0.25	0.03	0.25	0.02
Eletroacre	0.25	0.02	0.24	0.02	0.24	0.02
Ceron	0.19	0.02	0.19	0.02	0.19	0.02
Boa Vista (Capital)	0.07	0.03	0.06	0.03	0.09	0.03

Source: NT no. 106/2015, ANEEL

Table 26 – Mean Complexity Index of Eletrobras Group Companies

COMPANY	IC	Ranking	Size
Amazonas	0.364	4	Large (Group 1)
Ceal	0.266	8	Large (Group 1)
Cepisa	0.257	10	Large (Group 1)
Eletroacre	0.243	12	Large (Group 1)
Ceron	0.191	18	Large (Group 1)
Boa Vista (Capital)	0.074	44	Small (Group 2)

Source: NT no. 106/2015, ANEEL

i. Analysis of the Potential Decrease of Non-technical losses

Once the concessionaires' position in each social-economic complexity ranking is defined, it may be concluded that companies with reduced non-technical losses and in concession areas identified as having greater or equal social-economic complexity are more efficient and, accordingly, references to the others.

At first, certain company's target of decreased losses, once the equiparable benchmark was identified, would correspond to the own benchmark loss. However, under ANEEL methodology, a different approach is given so as to increase robustness of the calculation procedure, dealing with the uncertain position of companies in the ranking, as a combination of the loss values practiced by the benchmark with probability of the benchmark being actually in a more complex concession area. With such target, a matrix of probabilities was built as to a certain concessionaire being above or below the benchmark. From the probability matrix, the reference weight for all potential benchmarks of each concessionaire is calculated and the company's target is determined as seen in the Equation 10.

Equation 10 – Calculation of PNT Targets

$$E\ (Company\ i\ Goal) = Prob\ (\bullet) * Losses\ (benchmark) + [1 - Prob\ (\bullet)] * Losses\ (i)$$

Where:

Prob (•) = Likelihood of the benchmark being on the more complex concession area, equal to the likelihood of the company i being in the less complex concession area.

Thus, instead of establishing the own loss practiced by the benchmark as the reduction potential, the methodology defines a weighted average of the loss practiced by the *benchmark* and the loss practiced by the concessionaire in a review process. Accordingly, the higher probability of comparing to the identified benchmark, the heavier the weight of the target company's non-

technical loss. The lower the comparison probability, the heavier the weight of the analyzed company's non-technical loss. In view of considering three econometric patterns, the option adopted to obtain a single aimed loss benchmark is calculation of the arithmethic mean of the calculated targets for each of such patterns as indicated in Equation 11.

Equation 11 – Aggregate Target

$$E(\text{Goal Company}_i) = \frac{\sum_{j=1}^{n} E(\text{Goal Company}_i)_j}{n}$$

Where:

$E(\text{Goal Company}_i) =$ Reduction potential of company i

$E(\text{Goal Company}_i)_j =$ Reduction potential of company I according to model j

$n =$ Number of models selected

ii. Historic Reduction of Non-technical losses

The potential reduction of the losses represents dealer's inefficiency share. Thus, the excess losses which should not have been practiced by the concessionaire is required to be excluded. It is converted into definition of historic reductions for Regulatory Allowances for Energy Losses. ANEEL determined that the historic reductions of non-technical losses would be established based on three characteristics of the concession area such as: social-economic complexity, level of non-technical losses and concessionaire size. Such division aimed at determining different pathways for dealers, in accordance with the difficulty level when fighting non-technical losses. Therefore, we get to the following pathway definition criterion:

- For Group 1 companies with regulatory stake (measured) exceeding 7.50% and Group 2 ones with regulatory stake exceeding 11.50%:

$$\%\,\text{reduction speed} = \frac{\%\,\textit{regulatory PNT}}{8} - \frac{15}{16}$$

  Where % reduction speed represents the mean decrease of non-technical losses determined for companies' review cycle years. The % regulatory PNT in turn represents companies' non-technical losses defined in their tariff readjustment process.

- For Group 2 companies with regulatory stake (measured) at 2.50% to 11.50%:

  % reduction speed = 0.50% per year;

- For Group 1 and Group 2 companies with regulatory stakes below 7.50% and 2.50%, respectively, *there shall be no reduction history.*

Figure 16 illustrates how the reduction history of non-technical losses occurs, under the criteria above to set the % reduction speed.

%
3.0
2.5
2.0
1.5
1.0
0.5
-
% Reduction Speed
-
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
22.5
25.0
27.5
30.0
%
% PNT

Figure 16 - Reduction history

Source: NT 106/2015, ANEEL

The reduction history shall be the resulting comparison between target and starting point, both considering the non-technical losses from measured volume. As a general rule, when setting the pathway, the annual reduction thresholds defined under the respective equations above shall be observed. If the pathway calculated for the concessionaire exceeds the annual maximum reduction rate defined by the equation, the reduction threshold shall prevail.

iii. Definition of Starting Point

The starting point of non-technical losses is a benchmark value for the tariff year immediately prior to that of the tariff readjustment. When setting the starting point of non-technical losses the percentage non-technical losses of the measured volume is used. The starting point shall be defined by:

a) Group 1: Maximum 7.50%; Minimum (Target 3 CRTP Measured, Mean of the last 4 years);
b) Group 2: Maximum 2.50%; Minimum (Target 3 CRTP Measured, Mean of the last 4 years).

Exceptions to the rule shall apply in the following cases:

1. When the company has been practicing low levels of non-technical losses, below 7.50%, for Group 1 companies and below 2.50% for Group 2 companies, then the mean non-technical losses practiced over the measured volume in the last four (4) calendar years shall be considered;
2. Companies with low comparison probability, then complementary and diagnosis analyses shall be conducted considering the level of dealer's effort to fight losses;

3. Concessionaires whose targets to be established by the methodology exceed the starting point set by 3CRTP target and not under the prior item. Then:
    a. If the target obtained with the non-technical losses of 3CRTP company exceeds the target set with the latest loss, the target obtained with the latest loss shall be used as starting point, with no reduction history;
    b. If the target obtained with the non-technical losses of 3CRTP company exceeds the starting point, but it is under the target set with the latest loss, the target obtained with 3CRTP non-technical losses shall be used as starting point, with no reduction history;
    c. If the target obtained with the non-technical losses of 3CRTP company is under the starting point, the starting point shall be defined following the equations in item (iii.a) and (iii.b), but with no reduction history.

Eletroacre is not under the exception conditions above.

Table 27 summarizes the rules to define the starting point.

Table 27 – Summary Definition of Starting Point

General Rule	Exceptions
Maximum [7.5% or 2.5% Min (goal 3 CRTP Measured, Avg of the last 4 years)]	**a) Companies with losses** Average of the last 4 years **b) Low probability of comparison (percentile 90)** Supplementary analysis and diagnostic **c) Upper Goal to the start defined in 3 CRTP*** Check the reason of the increase f the target (Fixed trajectory)

*Except the company with low comparison probability (item B)

Source: NT no. 106/2015, ANEEL

Table 28 exemplifies the process for estimating the Regulatory PNT of dealer Escelsa, from 2016 to 2018, as reported in the Technical Note no. 243/2016-SGT/ANEEL. The estimation methodology begins by calculating the Starting Point, prior to considering the possibility to fit the exception cases. Later, the company's target is calculated based on losses of the benchmarks found at the target matrix. Then, the starting point flexibilization is analyzed and, finally, the regulatory target is determined based on the historic reduction and reduction speed criteria of non-technical losses, as explained in previous sub-items. The target is calculated considering the concessionaire's measured volume while application thereof must comprise the invoiced volume. In order to meet such condition, upon conclusion of the target setting process, a stake representing the difference between invoiced and measured volumes is subtracted from its value.

Table 28 – Model of Projected Regulatory PNT

1 - Calculation of the Start Point before the flexibility analysis				
Description	Non Technical Losses (% BT)			
1. 3rd Cycle Goal (Invoiced)	7.87%			
2. Difference between measured and invoiced (average of the 4 last years)	0.61%			
3. 3rd Cycle Goal (Measured) [1. + 2.]	8.48%			
4. Historical Average (Measured)	20.05%			
5. Start Point [= maximum (7.5% and Minimum (3. and 4.)]	8.48%			
2 - Calculation of the goal based on the Benchmarks				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO	
6. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
7. ESCELSA Loss (PNT/BT)	18.93%	18.93%	18.93%	
8. Comparison Probability	72.64%	55.94%	59.97%	
9. Goal based on each Benchmark [7. X 5. + (1.- 7.) x 6.]	11.99%	10.99%	13.20%	
10. Average goal of the Benchmarks [average(8)]		12.06%		
3 - Calculation of the Start and Arrival Point after the flexibility analysis				
Description	Model C	Model G	Model K	
Benchmark Company	ELETROPAULO	ESE	ELETROPAULO	
11. Benchmark Loss (PNT/BT)	9.38%	4.74%	9.38%	
12. ESCELSA Loss (PNT/BT) - Reference 3rd Cycle Losses	21.95%	21.95%	21.95%	
13. Comparison Probability	72.64%	55.94%	59.97%	
14. Goal based on each Benchmark [7. X 5. + (1.- 7.) x 6.]	12.81%	12.32%	14.41%	
15. Average goal of the Benchmarks [average(8)]		13.18%		
16. Start Point [= maximum (5. and 10.)		12.06%		
17. Arrival Point = Minimum (10. and 16.)		12.06%		
4 - Definition of the Regulatory Goal				
Description	Start Point	2016	2017	2018
PNT/BT Path (start point to the goal)	12.06%	12.06%	12.06%	12.06%
Reduction Pace (p.a.)		0.00%	0.00%	0.00%
Reduction Limit (p.a.)		0.00%	0.00%	0.00%
PNT/BT Regulatory Reference (measured)	12.06%	12.06%	12.06%	12.06%
Difference between measured and invoiced	0.61%	0.61%	0.61%	0.61%
PNT/BT Regulatory Reference (invoiced)	11.45%	11.45%	11.45%	11.45%
PT/Einj Regulatory Reference	7.14%	7.14%	7.14%	7.14%

Source: Example of Escelsa drafted based on the data in Technical Note no. 243/2016-SGT/ANEEL.

c) Assumptions for Projected Regulatory PNT

The Regulatory PNT for named companies were projected based on successive application until 2047 of the means to set targets, starting points and pathways as detailed in NT no. 106/2015. The patterns considered for projecting the historic loss targets were estimated with the database then-defined.

For projecting Regulatory PNT targets, 5-year review cycles were considered, under the schedule contained in

Figure 17 (abiding by the targets determined by Homologation Resolution no. 2.184/2016, applicable to the dealers AME, Boa Vista and CEA). For years 2017 to 2023, the Regulatory PNT of the latest review cycle (3CRTP) was considered. Such level is updated upon the 1st RTP of the new concessionaire (2023).

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	84

Figure 17 - Periodicity of Regulatory PNT Target Forecasts

Readjustment (3 years)
Readjustment (4 years)
Readjustment (5 years)
Readjustment (5 years)
Readjustment (5 years)
Readjustment (5 years)
Readjustment (5 years)
2016
2019
2023
2028
2033
2038
2043
2047
RTP 3rd Cycles Goals
RTE*
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
RTP Projected Goals
2017
2025
For Amazonas and Boa Vista the PNT's projected goals were determined by the Homologatory Resolution n° 2184, november 29th of 2016

*Special tariff readjustment. No PNT parameters estimated.

Source: Drafted by company itself

In order to define targets, the companies' difference between measured and invoiced volume (mean last 4 years) is construed as constant and equal to the latest reported data.

d) Assumptions for Projected Verified PNT

Throughout the Temporary Provision regime, in force during 2017 and, possibly, in early 2018, the economic, financial and technical-managerial difficulties were construed as limiting long-lasting efficiency gains to fight PNT. Therefore, it was defined that in the 6 Eletrobras Group Companies, the current Verified PNT level (related to year 2016) shall operate until beginning of the new administration in 2018.

As of 2019, it is construed that a new stage is initiated in fighting PNT with successive efficiency and efficacy gains of such activities. In order to identify the historic Verified PNT, the analyzed companies were divided into 3 groups.

The first group includes companies AME and CERON with a difference between verified invoiced and regulatory PNT greater than 30 p.p.. For such first group, a decrease to verified PNT is estimated to be stronger than the others, over the first 5 years, due to the increased incentive to fight that such differences imply for the new administration. Such additional reduction is projected based on the decrease calculated by the equation which relates the reduction speed and the level of losses in NT no. 106/2015. In addition to such reduction over the first 5 years, forecasts were made using the reduction performance of benchmark companies' Verified PNT identified in the 3 statistical patterns (C, G and K of NT no. 106/2015).

The second group includes companies CEAL, CEPISA and ELETROACRE with the following common characteristics: (i) difference between verified PNT and regulatory invoiced

PNT is under 30 p.p. (as seen in Table 29) and (ii) are at a level near social-economic complexity which reflects similarity associated with the difficulties in fighting PNT (as per Table 30).

Company	Invoiced Real Loss	Invoiced Regulatory Loss	Invoiced Real and Regulatory Loss Difference
AmE	116.74%	41.54%	75.20%
Ceron	38.74%	8.33%	30.41%
Eletroacre	26.02%	11.28%	14.74%
Ceal	41.35%	15.67%	25.68%
Cepisa	37.00%	13.93%	23.07%
Boa Vista	10.29%	11.05%	-0.76%

Source: 2016 data for verified losses and regulatory allowances for energy losses. Except for AME, in which we used the invoiced Regulatory Allowance for Energy Losses effective prior to REN no. 2184/16. Data concerning Boa Vista incorporate only Capital City data, due to lack of information from the State inland.

Large Distributors Group 1	Complexity Index i
CELPA	0.503
LIGHT	0.377
AMAZONAS ENERGIA	0.364
CEMAR	0.315
CELPE	0.313
COELBA	0.284
CEAL	0.266
ELETROPAULO	0.265
CEPISA	0.257
COELCE	0.253
ELETROACRE	0.243

Source: NT 106/2015, ANEEL

For such companies, the reduction history for verified losses shall be equal the mean reductions (p.p. per year) of Verified PNT in historic 5-year periods of companies CELPE, CEMAR and COELBA.

The third group includes Boa Vista which is closest to its regulatory target. In such case, the historic verified losses are supported by the benchmark companies SANTA MARIA in pattern K and FORCEL in patterns C and G.

For benchmark companies, the mean reductions (p.p. per year) of Verified PNT were calculated in historic 5-year periods from 2003 to 2016. Based on such verified performance, reductions were projected for named companies until reaching the simulated target in the regulatory pattern. When reaching the regulatory target prior to 2047, a new target is calculated from the mean lowest Verified PNT of the benchmark companies, using the linear interpolation technique in interim years.

e) Resulting Forecasts of PNT Targets

Considering assumptions from forecasts and upon successive pattern, starting point and pathway applications, the targets of Non-Technical Regulatory Losses and the potential reduction of Verified PNT could be projected. Since the target depends on performance of the studied company and its benchmark, upon successive reduction of the Verified PNT due to increased efficiency and efficacy of prevention, the target is progressively reduced until the limiting factors of losses (measures) defined in the methodology are found. Figure 18 provides the dynamics of target forecasts.

4th Cycle
Real PNT Projection
Application of RTP models based on Real PNT Projection
PNT 2016 Benchmarkings
Regulatory Targets Projection from 2023 to 2047

Figure 18 – Dynamic of forecast for Regulatory PNT Targets

Source: Drafted by company itself

By the conducted Regulatory PNT tests for Eletroacre, it is possible to note that, upon decreased verified loss, the company gets new benchmarks with increasingly demanding standards. Its Benchmark company which, in the initial patterns, is the concessionaire Coelba while in final rounds, when reaching the agreement conclusion, the verified loss is decreased and the benchmark tends to be smaller-sized companies, such as Energisa Borborema. Furthermore, it is noted that the difference between measured and invoiced PNT is high in Eletroacre, 8.76%, dramatically reducing Eletroacre Regulatory PNT when considering invoiced volume. Graph 12 contains the resulting forecasts of PNT targets and verified PNT using as basis the invoiced volume.

PNT Calculated
PNT Calculated Projected
Limits Approved
Limits Projected
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
21%
24%
23%
26%
14%
13%
12%
11%
1%
0,46%
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Drafted by company itself

The following tables provide forecast of PNTs by studied period, showing the step-by-step of the calculation.

Table 31 - Forecast Regulatory PNT 2023 to 2027

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (billed)	11.28%					
2. Difference between measured and invoiced (median of the 4 last years)	8.76%					
3 3rd Cycle Goal (Measured) (1 + 2.)	20.04%					
4. Historical Average (Measured)	30.89%					
5 Starting Point [= Historic Measure)	20.04%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	COELBA	COELBA	COELBA			
6. Benchmark Loss (PNT/BT)	12.63%	12.63%	12.63%			
7. ELETROACRE loss (PNT/T)	26.99%	26.99%	26.99%			
8. Comparison Probability	80.70%	85.90%	92.20%			
9. Goal based on each benchmark [8. x 6. + (1. – 8.) x 7.]	15.40%	14.65%	13.75%			
10. Average goal of the benchmarks [average(9)]		14.60%				
3 - Calculation of the Start Point before the flexibility analysis						
Description	Model C	Model G	Model K			
Benchmark Company	COELBA	COELBA	COELBA			
11. Benchmark Loss (PNT/BT)	12.63%	12.63%	12.63%			
12. ELETROACRE Loss (PNT/PT) – Reference 3rd cycle losses	34.79%	34.79%	34.79%			
13. Comparison Probability	80.70%	85.90%	92.20%			
14. Goal based on each Benchmark [13. x 11. + (1. - 13.) x 12.)	16.90%	15.75%	14.35%			
15. Average goal of the Benchmarks [average(14)]		15.67%				
16 Starting Point [= 5.)]		20.04%				
17 Goal [= Starting Point]		14.60%				
Description	Start Point	2023	2024	2025	2026	2027
PNT/BT Trajectory (start point to the goal)	20.04%	18.95%	17.86%	16.78%	15.69%	14.60%
Reduction Pace (p.a.)		-1.09%	-1.09%	-1.09%	-1.09%	-1.09%
Reduction Limit (p.a.)		-1.09%	-1.09%	-1.09%	-1.05%	-0.92%
PNT/BT Regulatory Reference (measured)	20.04%	18.95%	17.86%	16.78%	15.73%	14.81%
Difference between measured and billed	8.76%	8.76%	8.76%	8.76%	8.76%	8.76%
PNT/BT Regulatory Reference (billed)	11.28%	10.19%	9.10%	8.01%	6.96%	6.04%

Source: Drafted by company itself based on the methodology contained in NT no. 106/2015, ANEEL

Table 32 - Forecast Regulatory PNT 2028 to 2032

1 - Calculation of the Start Point before the flexibility analysis						
Description	Non Technical Losses (% BT)					
1. 3rd Cycle Goal (billed)	6.04%					
2. Difference between measured and invoiced (median of the 4 last years)	8.76%					
3 3rd Cycle Goal (Measured) (1 + 2.)	14.81%					
4. Historical Average (Measured)	17.89%					
5 Starting Point [= Historic Measure)	14.81%					
2 - Calculation of the goal based on the Benchmarks						
Description	Model C	Model G	Model K			
Benchmark Company	EBO	ELETROPAULO	ELETROPAULO			
6. Benchmark Loss (PNT/BT)	7.12%	9.97%	9.97%			
7. ELETROACRE loss (PNT/BT)	13.99%	13.99%	13.99%			
8. Comparison Probability	33.90%	67.00%	74.60%			
9. Goal based on each Benchmark [8. X 6. + (1.- 8.) x 7.]	11.66%	11.30%	10.99%			
10. Average goal of the Benchmarks [average(9)]		11.31%				
3 - Calculation of the Start Point before the flexibility analysis	Model C	Model G	Model K			
Benchmark Company	EBO	ELETROPAULO	ELETROPAULO			
11. Benchmark Loss (PNT/BT)	7.12%	9.97%	9.97%			
12. ESCELSA Loss (PNT/BT) - Reference 3rd Cycle Losses	21.79%	21.79%	21.79%			
13. Comparison Probability	33.90%	67.00%	74.60%			
14. Goal based on each Benchmark [13. X 11. + (1. – 13.) x 12.]	16.81%	13.87%	12.97%			
15. Average goal of the Benchmarks [average(14)]		14.55%				
16. Starting Point [= 5.)]		14.81%				
17. Goal [= Starting point)		11.31%				
Description	Start Point	2028	2029	2030	2031	2032
PNT/BT Path (start point to the goal)	14.81%	14.11%	13.41%	12.71%	12.01%	11.31%
Reduction Pace (p.a.)		-0.70%	-0.70%	-0.70%	-0.70%	-0.70%
Reduction Limit (p.a.)		-0.70%	-0.70%	-0.70%	-0.61%	-0.54%
PNT/BT Regulatory Reference (measured)	14.81%	14.11%	13.41%	12.71%	12.10%	11.56%
Difference between measured and billed	8.76%	8.76%	8.76%	8.76%	8.76%	8.76%
PNT/BT Regulatory Reference (billed)	6.04%	5.35%	4.65%	3.95%	3.34%	2.80%

Source: Drafted by company itself based on the methodology contained in NT no. 106/2015, ANEEL

Table 33 - Forecast Regulatory PNT 2033 to 2037

1 - Calculation of the Start Point before the flexibility analysis Description	Non Technical Losses (% BT)
1. 3rd Cycle Goal (billed)	2.80%
2. Difference between measured and invoiced (median of the 4 last years)	8.76%
3 3rd Cycle Goal (Measured) (1 + 2.)	11.56%
4. Historical Average (Measured)	13.19%
5 Starting Point [= Historic Measure)	11.56%

2 - Calculation goal based on the Benchmarks Description	Model C	Model G	Model K
Benchmark Company	EBO	ESE	EBO
6 Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
7. ELETROACRE loss (PNT/BT)	12.85%	12.85%	12.85%
8. Comparison Probability	33.90%	33.10%	39.30%
9. Goal based on each Benchmark [8. X 6. + (1. – 8.) x 7.]	10.91%	10.86%	10.60%
10. Average goal of the Benchmarks [average(9)]		10.79%	

3 - Calculation of the Start Point before the flexibility analysis Description	Model C	Model G	Model K
Benchmark Company	EBO	ESE	EBO
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
12. ELETROACRE Loss (PNT/BT) - 3° cycle loss reference	13.53%	13.53%	13.53%
13. Comparison Probability	33.90%	33.10%	39.30%
14. Goal based on each Benchmark (13. X 11. + (1.-13.) x 12.)	11.36%	11.31%	11.01%
15. Average goal of the Benchmarks [average(14)]		11.23%	
16. Starting Point [= 5.]]		11.56%	
17. Goal [= Starting point)		10.79%	

Description	Start Point	2033	2034	2035	2036	2037
PNT/BT Trajectory (start point to the goal)	11.56%	11.41%	11.25%	11.10%	10.94%	10.79%
Reduction Pace (p.a.)		-0.16%	-0.16%	-0.16%	-0.16%	-0.16%
Reduction Limit (p.a.)		-0.16%	-0.16%	-0.16%	-0.16%	-0.16%
PNT/BT Regulatory Reference (measured)	11.56%	11.41%	11.25%	11.10%	10.94%	10.79%
Difference between measured and billed	8.76%	8.76%	8.76%	8.76%	8.76%	8.76%
PNT/BT Regulatory Reference (billed)	2.80%	2.65%	2.49%	2.34%	2.18%	2.03%

Source: Drafted by company itself based on the methodology contained in NT no. 106/2015, ANEEL

Table 34 – Forecast Regulatory PNT 2038 to 2042

1 - Calculation of the Start Point before the flexibility analysis Description	Non Technical Losses (% BT)
1. 3rd Cycle Goal (billed)	2.03%
2. Difference between measured and invoiced (median of the 4 last years)	8.76%
3 3rd Cycle Goal (Measured) (1 + 2.)	10.79%
4. Historical Average (Measured)	12.06%
5 Starting Point [= Historic Measure)	10.79%

2 - Calculation of the goal based on the Benchmarks Description	Model C	Model C	Model K
Benchmark Company	EBO	ESE	EBO
6 Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
7. ELETROACRE loss (PNT/BT)	11.72%	11.72%	11.72%
8. Comparison Probability	33.90%	33.10%	39.30%
9. Goal based on each Benchmark [8. X 6. + (1. – 8.) x 7.]	10.16%	10.10%	9.91%
10. Average goal of the Benchmarks [average(9)]		10.06%	

3 - Calculation of the Start Point before the flexibility analysis Description	Model C	Model G	Model K
Benchmark Company	EBO	ESE	EBO
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
12. ELETROACRE loss (PNT/BT) – 3rd cycle losses reference	12.40%	12.40%	12.40%
13. Comparison Probability	33.90%	33.10%	39.30%
14. Goal based on each Benchmark (13. x 11. + (1 – 13.) x 12.)	10.61%	10.55%	10.32%
15. Average goal of the Benchmarks [average(14)]		10.50%	
16. Starting Point [= 5.)]		10.79%	
17. Goal [= Starting point)		10.06%	

Description	Start Point	2038	2039	2040	2041	2042
PNT/BT Path (start point to the goal)	10.79%	10.64%	10.50%	10.35%	10.20%	10.06%
Reduction Pace (p.a.)		-0.15%	-0.15%	-0.15%	-0.15%	-0.15%
Reduction Limit (p.a.)		-0.15%	-0.15%	-0.15%	-0.15%	-0.15%
PNT/BT Regulatory Reference (measured)	10.79%	10.64%	10.50%	10.35%	10.20%	10.06%
Difference between measured and billed	8.76%	8.76%	8.76%	8.76%	8.76%	8.76%
PNT/BT Regulatory Reference (billed)	2.03%	1.88%	1.73%	1.59%	1.44%	1.29%

Source: Drafted by company itself based on the methodology contained in NT no. 106/2015, ANEEL

Table 35 – Forecast Regulatory PNT 2043 to 2047

1 - Calculation of the Start Point before the flexibility analysis	
Description	Non Technical Losses (% BT)
1. 3rd Cycle Goal (billed)	1.29%
2. Difference between measured and invoiced (median of the 4 last years)	8.76%
3 3rd Cycle Goal (Measured) (1 + 2.)	10.06%
4. Historical Average (Measured)	10.93%
5 Starting Point [= Historic Measure)	10.06%

2 - Calculation of the goal based on the Benchmarks			
Description	Model C	Model G	Model K
Benchmark Company	EBO	ESE	EBO
6 Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
7. ELETROACRE loss (PNT/BT)	10.59%	10.59%	10.59%
8. Comparison Probability	33.90%	33.10%	39.30%
9. Goal based on each Benchmark (8. x 6. + (1. – 8.) x 7.]	9.41%	9.34%	9.22%
10. Average goal of the Benchmarks [average(9)]		9.32%	

3 - Calculation of the Start Point before the flexibility analysis Description			
Description	Model C	Model G	Model K
Benchmark Company	EBO	ESE	EBO
11. Benchmark Loss (PNT/BT)	7.12%	6.82%	7.12%
12. ELETROACRE loss (PNT/BT) - 3°cycle losses reference	11.27%	11.27%	11.27%
13. Comparison Probability	33.90%	33.10%	39.30%
14. Goal based on each Benchmark (13. x 11. + (1.-13.) x 12.)	9.86%	9.79%	9.64%
15. Average goal of the Benchmarks [average(14)]		9.76%	
16. Starting Point [=.5.)]		10.06%	
17. Goal [= Starting Point]		9.32%	

Description	Start Point	2043	2044	2045	2046	2047
PNT/BT Trajectory (start point to the goal)	10.06%	9.91%	9.76%	9.62%	9.47%	9.32%
Reduction Pace (p.a.)		-0.15%	-0.15%	-0.15%	-0.15%	-0.15%
Reduction Limit (p.a.)		-0.15%	-0.15%	-0.15%	-0.15%	-0.15%
PNT/BT Regulatory Reference (measured)	10.06%	9.91%	9.76%	9.62%	9.47%	9.32%
Difference between measured and billed	8.76%	8.76%	8.76%	8.76%	8.76%	8.76%
PNT/BT Regulatory Reference (billed)	1.29%	1.15%	1.00%	0.86%	0.71%	0.56%

Source: Drafted by company itself based on the methodology contained in NT no. 106/2015, ANEEL

Additionally, in accordance with instructions of NT no. 351/2017, a percentage approaching the company's verified loss to the regulatory levels over the first five years of agreement was applied to the economic-financial pattern for setting the company's worth in the privatization process. Companies Amazonas and Boa Vista are not fitted to such temporary provisions, since they previously benefitted from the Homologation Resolution no. 2.184/2016.

4.2.7. Default

The methodology for calculating Non-Recoverable Revenue for 4CRTP is contained in NT no. 107/2015 and was partially maintained after discussions of AP no. 58/2016. In addition to now being part of the Portion A of the Required Revenue, the main methodological change relates to exclusive use of regulatory stakes of Non-Recoverable Revenue – in the prior release, part of the Non-Recoverable Revenue was calculated based on the stake of Non-Recoverable Revenue verified for the concessionaire. Additionally, by reviewing the 4CRTP, the Non-Recoverable Revenue shall also be calculated over the additional earnings from excess tariffs.

The percentages of regulatory non-recoverable revenue are calculated based on a "rolling mean" pattern which considers the aging period from 49 to 60 months. The aging period refers to the stabilization point of the non-invoiced revenue curve. It means that, in the concerned case, from 49 to 60 months, the stake of non-recovered revenue remains stable.

The regulatory stake of each company's Non-Recoverable Revenue is calculated from the mean of a set of companies, comprised of up to 10 concessionaires positioned above and below in the complexity ranking, involving a mix of variables associated with social-economic and environmental conditions of the concession area.

Companies in the upper or lower section of the ranking are compared to a reduced number of companies. For example, the fourth company in the complexity ranking is compared to the three above it and the ten below it. In turn, a company at the 11th position shall be compared to the 10 companies above it and the 10 companies below it.

Since we adopted as assumptions that the company shall be under the 4CRTP review in 2023, the tariff readjustment processes of years 2017 to 2022 do not include the earnings from excess tariffs, following the methodology provided in PRORET 2.2A.

$$V_{RI} = \frac{RR + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{\sum_C (\rho_C \times RI_C)\right\}$$

Where:

RR: Required Revenue, excluding values corresponding to Non-Recoverable Revenue;
Finance: finance components of distribution tariffs;
ρc: C consumption class stake in the total revenue verified in the test year;
RIc: stake of regulatory Non-Recoverable Revenue, related to C class, as per tables of PRORET Sub-module 2.2A (tables 2 and 3).

From the 2023 tariff readjustment, the formula shall now include earnings with excess tariffs at the calculation baseline.

$$V_{RI} = \frac{RR + Flags + Financial}{(1 - ICMS - PIS - COFINS)} \times \left\{\sum_C (\rho_C \times RI_C)\right\}$$

Where:
RR: Required Revenue, excluding values corresponding to Non-Recoverable Revenue;
Excess tariffs: revenue charged from excess tariff over the last 12 months;

	Finance: finance components of distribution tariffs;
	Ác: C consumption class stake in the total revenue verified in the test year;
	RIc: stake of regulatory Non-Recoverable Revenue, related to C class, as per tables
	of PRORET Sub-module 2.2A (tables 2 and 3).

	Most of the components from prior equations shall be provided in the section dealing with
	Portion B and the tariff transaction proceeds. For ICMS and PIS/COFINS rates, the values used
	in the 2016 tariff readjustment process are adopted. In case of Eletroacre, the values are 21.63%
	for ICMS and 4.76% for PIS/COFINS. Such rates are maintained constant throughout the studied horizon.
	Percentages of regulatory Non-Recoverable Revenue are obtained by the methodology of
	NT no. 107/2015 and contained in the sub-module 2.2A of PRORET and are equally maintained
	constant throughout the studied period: 1.14% for residential; 0.78% for industrial; 0.55% for
	commercial; 1.07% for rural; 0.20% for public authorities; 0.01% for public lighting; 0.02% for
	public services.
	Besides the regulatory calculation, the verified default values were also estimated to be
	used in cash flow calculations. The starting point used was the mean non-charged revenues during
	the period from 49 to 60 months until late 2016, as reported by dealer. Values obtained, and
	applied in 2017 calculation, were: 2.95% for residential; 5.88% for industrial; 2.92% for
	commercial; 6.21% for rural; 2.95% for public authorities; 1.74% for public lighting; 0.78% for
	public services. As assumption, such values were assumed to converge into the regulatory stakes
	throughout 10 years.

4.3.	Methodology for Portion B definition

	Definitions used to calculate Portion B are provided in Release no. 113/2017-DR/ANEEL
	with the Concession Agreement draft – as well as definitions for Portion A and tariff adjustments.
	Apart from some specificities, definitions follow the methodologies contained in “A” versions of
	PRORET, as shown below. It should be noted that the elements discussed below have a regulatory
	nature and refer to the public service concession.
	Calculation of the value for Portion B varies between tariff review and readjustment
	processes. The tariff readjustment process is conducted in accordance with the methodology in
	sub-module 3.1A of PRORET.
	Firstly, Value of Portion B is estimated in the test year (12 months prior to tariff
	readjustment) also referred to as VPB0 component, as the division quotient of the Value of
	Portion B by the reference market (both from prior tariff process) multiplied by the value of the
	current process reference market.
	Then, the VPB0 is adjusted to recompose the elements excluded in the prior process: Other
	Revenues, Surplus Demand and Excess Reactives. At the first tariff readjustment of the studied
	concessionaires (2017), they use an adjustment factor calculated by ANEEL under the Open Court

	PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	93

no. 58/2016 (DR1 Factor). For remaining years, the so-called Pbi-1 Factor is annually estimated based on the data from the prior tariff process (t-1).

After such adjustment, the VPB0 is updated according to the IPCA and adjusted by the X Factor. Finally, Other Regulatory Revenues (OR)[26] and revenues with Surplus Demand (UD) and Excess Reactives (ER)[27] are excluded. The following formula summarizes the statements.

Equation 14 – Calculation of Portion B in readjustment procedures

$$VPB1 = VPB0\ X\ Adjustment\ Factor\ x\ (IPCA - X) - OR - UD - ER$$

$$\text{Adjustment Factor} = \frac{VPB1_{t-1} + OR, UD, ER_{t-1}}{VPB1_{t-1}}$$

Additionally, at the first tariff process (2017), value of the ONS charge is added to Portion B.

In tariff readjustment procedures, Portion B is calculated as per the following equation. All equation components shall be discussed throughout this Report, in their specific sections.

Equation 15 – Calculation of Portion B in review procedures

$$\text{VPB} = (CAOM + CAA) \times (1 - P_m - MIQ) - OR - UD, ER$$

Where:

CAOM: Regulatory Operating Costs;
CAA: Annual Asset Cost;
Pm: equals to Pd component of X Factor;
MIQ: equals to Q component of X Factor;
OR: Other Regulatory Revenues;
UD, ER: revenues with Surplus Demand and Excess Reactives.

4.3.1. Regulatory WACC

Regulatory WACC is calculated under ANEEL standard, and its formula is described below:

$$WACC = \frac{[Kd\ x\ A + Ke\ x\ (1 - A)]}{(1 - T)}$$

[26] Note that it is a stake of regulatory sharing of the Other Revenues, varying in accordance with the revenue nature (for most of them, it is 60%).
[27] Such revenues are net of accruing taxes, of the regulatory stake of 3.5% of the revenue, concerning demand surplus at the transmission network, and Non-Recoverable Revenue, applying the regulatory stake associated with the industrial consumer segment.

Where:

WACC = Weighted average capital cost, after taxes.

Kd = Cost of third-party capital;

Ke = Cost of shareholder's equity;

A = Mean leveraging of industry companies; and

T = Income tax rate.

$$Kd = \left[\frac{(1 + (Rf + CR + RC)\ x\ (1 - T))}{(1 + r_{USD})}\right] - 1$$

Where:

Kd = Cost of third-party capital;

Rf = *Risk Free* Rate: T-Bond 10Y – mean from last 30 years;

CR= *Country Risk*: mean from last 15 years by JP Morgan index EMBI

RC = Credit risk of equiparable Brazilian industry companies;

T = Income tax rate (34%);

rUSD = US-Inflation Rate: Mean from last 15 years of the US-Inflation Rate of CPI - US Congressional Budget;

Cost of shareholder's equity was estimated with the following formula:

$$Ke = \left[\frac{(1 + Rf + CR + \beta\ x\ PRM)}{(1 +\ r_{USD})}\right] - 1$$

Where:

Ke = Cost of equity or cost of shareholder's equity;

Rf = Risk Free Rate: T-Bond 10Y - mean from last 30 years;

CR= Country Risk: mean from last 15 years by JP Morgan index EMBI

β = Beta of comparable US-companies unleveraged by the mean US-leveraging structure and leveraged by the leveraging structure of Brazilian industry companies

PRM = Market Risk Premium: Difference between mean historic return of SP500 over the last 30 years and Risk Free Rate

rUSD = US-Inflation Rate: Mean from last 15 years of the US-Inflation Rate;

Find below the effective ANEEL calculation:

Parameters:	Base Date
Rf	5.64%
CR	2.62%
Beta	0.70
PMR	7.56%
rUSD	2.41%
Ke	**10.90%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**5.14%**
Regulatory WACC (Pre-Tax)	**12.26%**
Regulatory WACC (Post-Tax)	**8.09%**

For forecast of Regulatory WACC, updating of the historic series in January 2018 was considered with the effective ANEEL calculation methodology (baseline 2015). Since the methodology is estimated to be reviewed in 2021, which causes significant uncertainty, we assume the calculated rate for January, 2018 shall remain the same throughout the forecast period.

Find below the Regulatory WACC parameters adjusted in January, 2018:

Parameters:	2018
Rf	4.89%
CR	2.53%
Beta	0.70
PMR	6.90%
rUSD	2.11%
Ke	**9.95%**
A	48.76%
RC	3.37%
T	34.00%
Kd	**4.90%**
Regulatory WACC (Pre-Tax)	**11.34%**
Regulatory WACC (Post-Tax)	**7.49%**

- Risk free: Adjustment and forecast of Risk Free based on the mean from last 5 years of the 10-year T-bond (Source: Bloomberg)

·	CR= Country Risk: adjustment based on JP Morgan index EMBI - Emerging Market
Bond Index of last 5 years (Source: Bloomberg);

·	rusd = US-Inflation Rate: Mean 10-year forecast of the US-Inflation Rate, with Base
Date for 03/31/2017 (Source: US-Congressional Budget Office);

RC = Credit risk: Mean historic spread of the credit risk in relation to SELIC applied over
SELIC forecast throughout the forecast period (Source: Bacen)

4.3.2. Operating Costs and Xt Factor

Efficient Operating Costs are one of the key components for estimating the Value of Portion
B in tariff readjustment procedures (CAOM component at the VPB calculation formula). The methodology used to calculate the efficient Operating Costs is contained in Release no. 113/2017-
DR/ANEEL, clause six, and generally follows sub-module 2.2A of PRORET. Some specificities of the Release shall be described throughout methodology.
From the regulatory perspective, such costs refer to the numbers of Personnel, Material,
Third-Party Services, Other Operating Costs, Taxes and Insurances related to Distribution and
Trading of Electric Power (PMSO). Under specifications of NT no. 66/2015, PMSO should go through some adjustments, especially for the costs with Personnel and Others. The Personnel information excludes values of actuarial deficit or surplus and retirement program and/or voluntary dismissal, while Others consider only: indemnities for losses and damages, private energy consumption, expenses with trainees and work initiation program, expenses with consumer advisory, expenses with internal communication and copies, taxation fee, bank fees and labor court sentences. Such adjustments are applied by ANEEL for tariff reviews and were considered to compose the PMSO data to be projected within the scope of this analysis.
The approach used by ANEEL to calculate the Efficient Operating Costs in the periodical tariff readjustment aims to define the efficient level of costs for processes being conducted, in accordance with the conditions contained in the concession and regulation agreements, ensuring proper service provision and that assets shall maintain their service capacity unchanged throughout their service lives. When determining the Efficient Operating Costs, costs practiced by dealers, efficient level of costs and characteristics of the concession area shall be followed.
ANEEL uses the non-parametric pattern called DEA (Data Envelopment Analysis), aimed at determining a feasible production/cost border as means to identify the companies’ efficiency level. The pattern considers PMSO, with the adjustments above, as the production proceeds.
There is also an adjustment of the values by salary indices, so that companies operating in regions where labor cost is cheaper will have no competitive advantage masking their efficiency score.
Products considered in 4CRTP were: Network (underground network, air supply network and high-voltage network), consumers, mean market (weighted by voltage level), non-technical losses and quality (interrupted consumer-hour). Using a sample of 61 companies for 2011 to 2013,
ANEEL obtained the efficiency scores at the DEA pattern as provided in Table 36.

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DISTRIBUTOR	EFFICIENCY	DISTRIBUTOR	EFFICIENCY
JAGUARI	100%	BRAGANTINA	69%
CSPE	100%	CELG	69%
CELTINS	100%	CEMIG	69%
RGE	100%	CHESP	68%
COELCE	100%	NACIONAL	68%
PIRATININGA	100%	CFLO	67%
NOVA PALMA	100%	ENERSUL	67%
MUXFELDT	100%	SULGIPE	66%
COELBA	96%	COPEL	64%
CPFL PAULISTA	95%	COOPERALIANÇA	63%
ELEKTRO	94%	CELESC	62%
ELETROPAULO	93%	ESE	60%
COSERN	92%	CEPISA	59%
MOCOCA	91%	DEMEI	58%
CPEE	88%	COCEL	57%
CEMAR	87%	CELPA	56%
CELPE	86%	IGUAÇU	56%
EMG	83%	CEB	53%
AES SUL	83%	ENF	53%
BANDEIRANTE	82%	HIDROPAN	52%
EPB	82%	ELETROACRE	52%
SANTA MARIA	81%	ELETROCAR	52%
JOAO CESA	80%	CERON	51%
LIGHT	78%	URUSSANGA	45%
SANTA CRUZ	77%	CEAL	44%
CEMAT	77%	FORCEL	43%
CAIUA	74%	DME-PC	42%
EBO	73%	CEEE	42%
ESCELSA	72%	AME	31%
AMPLA	70%	BOA VISTA	23%
EDEVP	70%		

Source: Sub-module 2.2 A of PRORET

Using the bootstrap[28] method, ANEEL conducted sensitivity analysis of the efficiency scores and generated trust intervals for concessionaires, as seen in Table 37.

[28] The key idea of the method consists in generating random sub-samples from a sample of verified observations and, as a result, expanding the observation basis. From such resampling, it is possible to derive estimated parameters from the population which originated the original sample.

Table 37 – Trust Intervals of efficiency estimates

DISTRIBUTOR	Lower Limit	Center	Upper Limit
JAGUARI	94%	100%	100%
CSPE	94%	100%	100%
CELTINS	96%	100%	100%
RGE	95%	100%	100%
COELCE	94%	100%	100%
PIRATININGA	94%	100%	100%
NOVA PALMA	92%	100%	100%
MUXFELDT	86%	100%	100%
COELBA	88%	96%	100%
CPFL PAULISTA	90%	95%	99%
ELEKTRO	88%	94%	97%
ELETROPAULO	88%	93%	99%
COSERN	85%	92%	100%
MOCOCA	85%	91%	96%
CPEE	82%	88%	94%
CEMAR	81%	87%	94%
CELPE	77%	86%	90%
EMG	78%	83%	90%
AES SUL	78%	83%	89%
BANDEIRANTE	77%	82%	85%
EPB	76%	82%	86%
SANTA MARIA	77%	81%	85%
JOAO CESA	63%	80%	87%
LIGHT	74%	78%	83%
SANTA CRUZ	72%	77%	82%
CEMAT	72%	77%	85%
CAIUA	70%	74%	76%
EBO	68%	73%	79%
ESCELSA	68%	72%	76%
AMPLA	64%	70%	72%
EDEVP	66%	70%	73%
BRAGANTINA	65%	69%	71%
CELG	65%	69%	74%
CEMIG	65%	69%	73%
CHESP	64%	68%	76%
NACIONAL	64%	68%	70%
CFLO	63%	67%	70%
ENERSUL	63%	67%	70%
SULGIPE	62%	66%	70%
COPEL	60%	64%	68%
COOPERALIANÇA	59%	63%	68%
CELESC	58%	62%	65%
ESE	55%	60%	63%
CEPISA	55%	59%	62%
DEMEI	53%	58%	61%
COCEL	53%	57%	60%
CELPA	52%	56%	58%
IGUAÇU	52%	56%	60%
CEB	50%	53%	56%
ENF	50%	53%	56%
HIDROPAN	46%	52%	57%
ELETROACRE	49%	52%	55%
ELETROCAR	48%	52%	55%
CERON	47%	51%	54%
URUSSANGA	38%	45%	50%
CEAL	39%	44%	45%
FORCEL	35%	43%	49%
DME-PC	39%	42%	44%
CEEE	40%	42%	44%
AME	29%	31%	34%
BOA VISTA	22%	23%	24%

Source: Sub-module 2.2 A of PRORET

In summary, the efficient level of costs is identified by comparison between dealers through a benchmarking method which considers each concessionaire's characteristics. With such factors, a target of Efficient Operating Costs to be reached throughout the tariff cycle is determined.

Upon tariff readjustment, the regulatory target is compared to the extent of Operating Costs present in the concessionaire's tariff, named earnings from Operating Costs. By the difference between the regulatory target and earnings from Operating Costs, a regulatory pathway shall be calculated. Part of the difference shall be incorporated upon the tariff readjustment and the remaining portion shall be considered for the purpose of calculating the T component of X Factor.

Therefore, the first stage for calculating the Efficient Operating Costs to compose Portion B is determining the Earnings from Operating Costs (tariff coverage for Operating Costs)[29]. For such, the portion of earnings corresponding to the Efficient Operating Costs in the earnings verified in the test year (12 months prior to the review process), as per Equation 16, is calculated.

Equation 16 – Tariff coverage of Operating Costs

$$CO_{At} = \frac{CO_{Rev} - VPB_{Rev}(1-(1-T_{Rev})^{N-1})}{VPB_{Rev}(1-T_{Rev})^{N-1}} \cdot VPB_{At}$$

Where:

COAt: earnings from Operating Costs in Test year;

CORev: value of Efficient Operating Costs approved in last tariff readjustment, adjusted by the productivity gain component of X Factor (Pd);

VPBRev: Value of Portion B at last tariff readjustment, adjusted by the productivity gain component of X Factor (Pd);

TRev: T component of X Factor determined in the last tariff readjustment;

VPBAt: earnings from portion B in Test year (tariff homologated in the last readjustment applied to the Test year market);

N: number of years at last tariff cycle of the concessionaire (4 years in 2019 and in 2023; 5 years for others).

The following step involves determination of the target for Efficient Operating Costs, by comparing earnings from Operating Costs (COAt) and the interval of Efficient Operating Costs for the concessionaire. As a rule, the target shall be adjusted to limit the pathway of Regulatory Operating Costs in maximum variation of 5% year-over-year.

[29] It should be noted that this section provides the usual methodology to determine Efficient Operating Costs. Specificities mentioned in the agreement draft shall be covered in the calculation results, below.

Equation 17 – Value of Efficient Operating Costs

$$CO_{ef} = min(max(CO_{At}; LI) ; LS)$$

Where:

CO_{ef}: value of Regulatory Efficient Operating Costs;

LI: lower limit of Regulatory Efficient Operating Costs;

LS: upper limit of Regulatory Efficient Operating Costs.

Equation 18 – Annual variation of Regulatory Operating Costs

$$\Delta CO = min\left(\left|\sqrt[N]{\frac{CO_{ef}}{CO_{At}}} - 1\right| ; 5\%\right)$$

Equation 19 – Target of Efficient Operating Costs

$$CO_{goal} = CO_{At}(1 \pm \Delta CO)^N$$

N: number of years at concessionaire's tariff cycle (4 years in 2019; 5 years for others).

When the ratio between the cost determined by Equation 19 ($COmeta$) and verified Operating Costs (PMSO considering regulatory adjustments mentioned previously) exceeds 120%, the target of Operating Costs shall be adjusted following the expression below.

Equation 20 – Target of Efficient Operating Costs with sharing

$$CO'_{goal} = \frac{1{,}2 \cdot OPEX_{avg} + CO_{goal}}{2}$$

To calculate the $OPEX_{médio}$, the mean value of Operating Costs verified in both following years nearest the tariff readjustment shall be considered, adjusted for inflation by IPCA up to the tariff readjustment date. Such Operating Costs correspond to PMSO with the adjustments mentioned in NT no. 66/2015.

In order to estimate the tariff adjustments in the studied period, estimating a verified pathway of PMSO for the company was needed. For such purpose, each studied concessionaire was compared to a set of similar companies, using a clusterization study. To build the company clusters, a set of variables with relevant aspects for Operating Costs was considered: volume (MWh); consumer volume (number of consumers by area); complexity level (determining social-economic specificities of the concession area), number of isolated systems and vegetation.

variables associated with the network were decided not to be included, since there was increased correlation between it and the variables previously included into the study.

Once the variables to be used to determine the clusters were set, standardizing such variables was needed to exclude any distortions caused by different metering units, using the Score-Z method, contained in Equation 21.

Equation 21 – Standardization of variables

$$Z = \frac{X - \mu}{\sigma}$$

Where:

Z: standard variable;

X: original variable to be standardized;

μ: mean data series;

σ: standard deviation from data series.

After standardizing the variables, it is possible to calculate Euclidian distances between companies – i.e., mean distance between a studied concessionaire and the others, considering all variables composing the cluster determination (in such case, volume, consumer volume, complexity index, number of isolated systems and vegetation). Volume and consumers data was updated with information from year 2016 of ANEEL SAMP (System for Follow-Up of Market Information for Economic Regulation). For the social-economic and vegetation complexity index, the latest data from ANEEL efficiency calculation spreadsheet of 4CRTP (2013). Area, required for calculation of consumer volume, was also obtained by the efficiency calculation spreadsheet at 4CRTP of ANEEL. The information was available for a set of 61 companies. Companies were also previously separated by size (number of consumers) and number of isolated systems in the concession area.

Equation 22 – Euclidian distance

$$D_{ij} = \sqrt{\sum_{v=1}^{p} (Z_{iv} - Z_{jv})^2}$$

Where:

v: selected variable (v = 1, 2, 3, ..., p);

Z: standardized value of the variable for companies i and j.

Finally, in order to determine the companies to compose the cluster, distances are studied as to their heterogeneity for a certain company, dividing each distance calculated by the maximum calculated distance for that company. For example, the result is Graph 13.

Graph 13 – Example heterogeneity curve

100%
80%
60%
40%
20%
0%
CSPE
ELETROACRE
COSERN
BRAGANTINA
DME-PC
COPEL
SULGIPE
CEMAT
SANTA MARIA
CELESC
ELEKTRO
CEMIG
CEMAR
ENE. BORBOREMA
CEB
CELPA
BOA VISTA
COELCE
CPFL PAULISTA
NACIONAL
AME
CELTINS
COELBA
CAIUA
RGE
AES SUL
CEAL
CERON
ENE. PARAIBA
VALE PARANAPANEMA
LIGHT
CEEE
BANDEIRANTE
CELPE
ELETROPAULO
CELG
AMPLA
ENE. SERGIPE
ENE. NOVA FRIBURGO
ENE. MINAS GERAIS
PIRATININGA
SANTA CRUZ
ENERSUL

Source: Drafted by company itself

The graph shows that companies near origin (0%) are more comparable to the studied concessionaire while heterogeneity is greatly increased when considering the companies on the left, farther from origin. By studying heterogeneity curves like these, clusters containing the 8 companies nearest each named company were selected.

Table 38 – Composition of clusters

Amazonas Energia	CERON	Boa Vista	Eletroacre	CEAL	CEPISA
Nacional	Ene. Minas Gerais	Sulgipe	Escelsa	Vale Paranapanema	Escelsa
RGE	CELESC	CEB	DME	Ampla	CPFL Sul Paulista
AES Sul	CELPA	Bragantina	CEPISA*	COELCE	Eletroacre*
Caiuá	COELBA	Ene. Nova Friburgo	COSERN	CEEE	COSERN
Celtins	Santa Cruz	CERON	CELESC	CELG	Bragantina
Ene. Paraíba	CEB	CPFL Piratininga	Bragantina	Celtins	DME
Light	Amazonas Energia*	CEMAT	COPEL	CELPE	COPEL
CEEE	Ene. Borborema	COELBA	CPFL Sul Paulista	Bandeirante	Sulgipe

* Companies were excluded from the sample cluster supporting analysis of the Operating Costs for being named companies.

Source: Drafted by company itself

After the cluster is established, the next step consists in estimating a PMSO pathway of each studied concessionaire. The following methodology was adopted:

I. An efficiency indicator was estimated for each cluster company. Such indicator was based on the 4CRTP efficiency calculation methodology, which compares Operating Costs to a weighted average of products. Weights are obtained by applying the DEA non-parametric method, as used in 4CRTP and whose calculation methodology is described in NT no. 66/2015. The calculation formula of the efficiency indicator is shown below. Products chosen to compose the efficiency study are similar to those of 4CRTP, with some simplifications, to wit: market[30], number of consumers, network extent[31], adjusted non-technical losses (difference in relation to target, in MWh) and CHI (interrupted consumer-hour, based on the difference between verified DEC and DEC V8). The indicator was calculated based on the information of 4CRTP efficiency calculation, considering the period 2011-2013.

Equation 23 – Efficiency indicator

$$\frac{PMSO \text{ Observed Regulatory}}{\frac{1}{u}\left(\sum v_j y_j + \varphi\right)}$$

, Where:

[30] 4CRTP methodology uses a weighted average of markets by voltage level. In summary, total, decomposition-free market was used.

[31] Similarly, in summary, total, decomposition-free network in air AT, air and underground was used.

u = weight assigned in 4CRTP to studied company’s PMSO;
yj = value of j product of studied company;

Õ = = scale weight factor assigned assigned in 4CRTP in 4CRTP to j product of studied of studied company. company;

II.	With the indicator calculated for each cluster company, the following forecast rule was determined for studied company’s efficiency:
	(i)	Maintenance of 2016 efficiency level (latest verified data for studied concessionaires) in 2017 and 2018;
	(ii)	Convergence to mean efficiency level of the cluster (measured in 2013), considering convergence speed equal to that of the company with highest efficiency gain in the cluster in the studied period;
	(iii)	After reaching the mean efficiency, the company shall converge to mean efficiency of companies from first quartile efficiency of the group until the end of concession.
	(iv)	Distance of verified and regulatory Operating Costs in the beginning of the studied period was equally considered for definition of the efficiency gain assumptions of each named dealer. On one side, companies with significant gaps between regulatory and verified operating cost may decrease their inefficiency level to initial rate greater than companies near the regulatory efficiency standard. Such effect is because process/activity/structure adjustments have decreasing returns the lower the verified inefficiency level. On the other hand, companies with cost near the regulatory level of efficiency shall take less time to reach such level than those away from such efficiency border. Dealers away from the regulatory cost levels may take more than one tariff cycle to reach such level while the nearest ones shall tend to be efficient from the regulatory perspective of a tariff cycle.

In case of Eletroacre, the companies composing the cluster are: CSPE, COSERN,
Bragantina, DME, Escelsa, COPEL and CELESC. Such companies had variation in the efficiency indicator in the period according to Table 39.

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Table 39 – Composition of *clusters and efficiencies* - Eletroacre

	Efficiency In 4CRTP	Indicator of efficiency 2011	Indicator of efficiency 2013	% (p.a.)
CSPE	100%	0.49	0.42	6.6%
COSERN	92%	0.59	0.67	-6.7%
Escelsa	72%	0.89	0.98	-5.1%
Bragantina	69%	0.92	0.80	6.8%
COPEL	64%	0.73	0.67	3.7%
CELESC	62%	0.80	0.67	8.5%
DME	42%	1.43	1.26	6.2%
Eletroacre	**52%**	**1.02**	**1.22**	**-9.6%**

Source: Drafted by company itself

Note that positive variation at the last table column, comparing the efficiency indicator between 2011 and 2013, indicates efficiency gains. Eletroacre indicator shows that, to offer each product unit (weighted combination of market, network, consumer, PNT and CHI), the concessionaire required 1,02 units of PMSO in 2011. In 2013, such need was 1,22 units of PMSO – i.e., the concessionaire became inefficient in the period.

The mean efficiency indicator of the group was 0,67. The convergence speed to the first period was based on the efficiency gains of concessionaire CELESC, with annual gains at 8.5% of efficiency.

As a result, Eletroacre efficiency curve is shown in Graph 14.

Graph 14 – Eletroacre efficiency curve

1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40

Source: Drafted by company itself

III. From the efficiency curve and the projected values for considered products (the forecasts of which are stated in specific sections), it is possible to determine the estimated PMSO value for each year, using Equation 23. With that, values in Table 40 are obtained.

Table 40 – Eletroacre regulatory PMSO Forecast

	Regulatory PMSO (R$ million of 2016)	Var % p.a.
2016	R$ 97	
2017	R$ 101	3.5%
2018	R$ 105	4.2%
2019	R$ 100	-4.8%
2020	R$ 95	-4.9%
2021	R$ 91	-4.8%
2022	R$ 86	-4.8%
Average 2023 - 2027	R$ 89	1.3%
Average 2028 - 2032	R$ 93	0.4%
Average 2033 - 2037	R$ 94	0.3%
Average 2038 - 2042	R$ 95	0.3%
Average 2043 - 2047	R$ 97	0.3%

Source: Drafted by company itself

As mentioned, such values are compared to the target of Efficient Operating Costs, following Equation 20 (mean OPEX component). It means that, when calculating the Efficient

Operating Costs, the aimed costs shall always be compared to the PMSO calculated in the previous table (two-year mean, IPCA-adjusted).

Furthermore, estimating some parameters used in the remaining previous equations is needed.

Equation 24 – Value of Efficient Operating Costs

$$LS = \alpha \cdot \frac{\theta_{sup}}{\theta_{ref}} \cdot Opex$$

$$LI = \alpha \cdot \frac{\theta_{inf}}{\theta_{ref}} \cdot Opex$$

Where:

LI e LS: thresholds of Regulatory Operating Costs;

θ_{inf}, θ_{sup}, θ_{ref}: lower, upper and benchmark thresholds of the efficiency gap verified for each company in 4CRTP and provided in attachments to sub-module 2.2A of PRORET;

Opex: company's verified operating cost used to calculate efficiency (December 2013);

α: adjustment factor.

Equation 25 – Adjustment Factor

$$Opex_{ef} = \frac{1}{u}\left(\sum_{j=1}^{m} v_j y_j + \varphi\right) \rightarrow \alpha = \frac{Opex_{ef}^{t+1}}{Opex_{ef}^{t}} \cdot \frac{IPCA^{t+1}}{IPCA^{t}}$$

Where:

$Opex_{ef}$: estimated efficient operating cost for concessionaire (note that this is the same formula as that used to estimate the efficiency indicator discussed previously – in such case, market and network products were not simplified, maintaining calculation as determined in PRORET[32]);

t+1: tariff readjustment base date;

t: efficiency calculation base date (Dec/13);

yj: company's j product;

vj: j product weight;

u: weight assigned to input;

m: total products;

φ: company's scale factor;

[32] Simplification adopted previously was because calculating efficiency indicators for comparable concessionaires was required. For the studied concessionaire, the additional information available enabled full study.

IPCA: IPCA index figure in the month prior to t+1 and t.

Products used are the following:

- Underground Network; Air Supply Network; High-Voltage Network. The methodology for total network forecasts is provided below. Segregation into underground, air and high-voltage remained constant, based on the 2016 data;
- Weighted Volume: BT, MT and AT (weights mentioned in PRORET 2.2A and forecasts as indicated in specific market section)
- Consumers
- Interrupted Consumer-Hour $CHI_{aj} = \max((DEC_{real} - DEC_{V8}) \cdot cons; 0)$, where DECreal means the aggregate realized DEC (mean from last 3 years); DECV8 means the benchmark for DEC indicator of the concessionaire and cons means the number of consumers
- Non-technical losses $PNT_{aj} = \max((PNT_{BT} - meta) \cdot MBT; 0)$, where PNT_{BT} means the indicator on low-voltage market (mean from last 3 years), target means the regulatory target of non-technical losses on the low-voltage market e MBT é o low-voltage market no test year

Total extent of networks of each concessionaire was projected in accordance with an elasticity calculated in relation to the total number of consuming units of the concession area. In order to determine such elasticity, dashboard data was used as to named concessionaires (6 companies) for the period between 2007 and 2016 (10 years). A standard of minimum piled blocks [2][33] was adopted, and its results are provided in Table 41. 0.76 elasticity was applied to projected growth rates for each concessionaire's consuming units, obtaining the projection of extent of total networks.

[33] Standard estimated by using E-Views 9 software. The database used is the same considered to calculate Efficient Operating Costs.

Table 41 – Results from sampling for network projections

Dependent Variable: LOG(NETWORK)				
Method: Pooled Least Squares				
Sample: 2007-2016				
Periods included: 10				
Cross-sections included: 6				
Total panel (balanced) observations: 60				
Variable	**Coefficient**	**Std. Error**	**t-Statistic**	**Prob.**
LOG(UC)	**0.7609**	0.004999	152.2133	0.0000
R-squared	0.809664	Mean dependent var		9.975033
Adjusted R-squared	0.806383	S.D. dependent var		1.042149
S.E. of regression	0.458566	Akaike info criterion		1.31134
Sum squared resid	12.1964	Schwarz criterion		1.381151
Log likelihood	-37.3402	Hannan-Quinn criter.		1.338647
Durbin-Watson stat	0.031762			

Source: Drafted by company itself

Finally, after determining the target of Efficient Operating Costs, just calculate value of Operating Costs to compose Portion B and the Operating Cost pathway component, T component of X Factor, in accordance with the following equations.

Equation 26 – Operating cost upon Tariff Readjustment

$$CO_p = CO_{At} + \frac{(CO_{\text{goal}} - CO_{At})}{N}$$

Equation 27 – T component of X Factor

$$T_p = \left(1 - \sqrt[N-1]{\frac{CO_{\text{goal}}}{CO_p}}\right) \cdot \frac{CO_p}{VPB_p}$$

Where:

COp: Regulatory Efficient Operating Costs to consider in tariff readjustment;

Tp: Operating Cost pathway component of X Factor for tariff readjustment;

VPBp: Value of Portion B of the tariff readjustment;

N: number of years in the regulatory cycle, to be equal 4 in 2019 and 5 in all further reviews.

For Eletroacre, estimated results for Efficient Operating Costs and T component of X Factor are provided in Table 42.

Table 42 – Operating Costs and T Component Eletroacre

Year	Operating Costs (R$ '000 Current)	T Factor
2023	R$144,998	0.76%
2028	R$180,081	0.00%
2033	R$231,536	0.03%
2038	R$294,315	0.14%
2043	R$371,075	0.02%
2048	R$479,622	0.18%

Source: Drafted by company itself

4.3.3. Xpd and Xq Factor

X Factor is primarily aimed at ensuring the balance determined in the tariff readjustment between efficient revenues and expenses shall be maintained in following tariff readjustments. It occurs by transferring to the consumer the potential productivity gains from the electric power distribution segment. The approach adopted by ANEEL adds to the X Factor means to encourage enhanced technical and commercial quality of the services provided to consumers. An additional component is added to establish gradual transition of concessionaire's Operating Costs towards its efficient costs.

Thus, the X Factor is comprised of sum of three components and their methodologies are provided in sub-module 2.5A of PRORET:

- Pd Component: consists in productivity gains of the electric power dealers in the studied historic period, adjusted by the verified market and consuming unit variations, since these factors affect dealers' productivity gains;
- Q Component: resulting from quality technical and commercial services provided by each dealer to their consumers. Such component is included into the context of the Incentive Mechanism - MI, involving other Agency actions. Calculation thereof considers variation of seven indicators and compliance with the quality standards determined by ANEEL
- T Component: adjusts, throughout a preset period, the verified Operating Costs of each concessionaire to the efficient operating cost. The methodology to apply the T component was described in the previous section.

First component, Pd, is calculated through an equation adding the mean productivity of the distribution industry (PTF), mean growth of the invoiced volume and variation to concessionaire's number of consuming units, under Equation 28.

Equation 28 – Pd component of X Factor

$$Pd = PTF + 0{,}14 \times \left(\Delta MWh - \overline{\Delta MWh}\right) - 0{,}04 \times (\Delta UC - \overline{\Delta UC})$$

Where:

PTF: Mean productivity of the distribution industry, at 1.53% year-over-year;

ΔMWh: Annual variation of concessionaire's market, between the current tariff process and prior tariff process;

$\overline{\Delta MWh}$: Annual mean historic variation of dealers' market, at 4.65% year-over-year;

ΔUC: Annual variation to the number of consuming units, between the current tariff process and prior tariff process;

$\overline{\Delta UC}$: Annual mean historic variation to the number of consuming units, at 3.39% year-over-year.

As seen in the equation above, productivity is comprised of two portions, as specified in Technical Note no. 67/2015. The first one is Total Productivity of Factors (PTF) verified in the electric power distribution industry. PTF was obtained by ANEEL using the *Tornqvist* index methodology, calculated by the median of geometric means of the productivity rates of all concessionaires from 2005 to 2012. Productivity was calculated by the ratio between market by voltage level and total costs (operating and capital).

The second part of the equation is based on multivaried regression for the same period which considered two-component impact: (i) difference between concessionaire's market variation and mean market growth; (ii) difference between variation of consuming units and mean growth of consuming units. The values in Equation 28 are the resulting parameters obtained by means of the regression.

It should be noted that adjustment of such parameters, considering no methodologic change shall occur, would require a market and total cost database to be built, including capital costs (which would include an estimated asset base) which would include each of the country's distribution concessionaires. In accordance with PRORET 2.5A, the parameters for calculating productivity shall be adjusted in 2019, to be applied in 2020. In the event of no such updated database, which would include the estimated total costs and market for all concessionaires, maintaining the formula format and parameters approved for 4CRTP throughout the studied period was construed as reasonable.

In order to consider the annual variation to the invoiced volume - Mean MWh -, growth values of low-, mean-, and high-voltage markets are weighted by the stake of each voltage range in the composition of Portion B. weights for each voltage level are fixed and provided in sub-module 2.5A of PRORET. Market and consuming units used for projection were provided in specific section hereof.

From 2018 to 2022, the Pd component shall remain equal to zero, following the proposition of Section Three of the Temporary Provisions of the Concession Agreement draft (Release no. 113/2017). The same shall occur with T component, since verified values are also estimated to be used noted for Operating Costs, not justifying adoption of an efficiency pathway.

Technical Note no. 88/2017-SRM/SGT/SRD/ANEEL, dealing with Public Inquiry ANEEL no. 32/2017, contains values to be adopted for the named concessionaires for Pd and T components of X Factor in 2017 readjustment process.

Q Component of X Factor aims to quantify not only the technical quality, but also commercial performance of the concessionaire. Technical aspects are measured by DEC and FEC, to be further discussed in the report. Commercial aspects are measured with five indicators, provided in the following table.

Indicator sign	Indicator	Definition	Standards set For service	Distributors Classified	Regulation
Commercial					
FER	Equivalent Frequency of Complaints	Equivalent frequency of complaints to every thousand consumer units	Max defined value For each Dist.	All	REN n° 574/2012
IASC	ANEEL Consumer Satisfaction Index	Results of the assessment of the satisfaction level of the residential consumer with the service	Min value of 70	All	
INS	Call Center Service Level Indicator	Relation of answered calls by less dropped received calls	Value greater or equal to 85%	All with more than 60 thousand units	Art 188 of REN n*414/2010
iAb	Call Center Abandoned Calls Indicator	List of calls dropped over received less dropped calls	Value inferior or equal to 4%	Those with more than 60 thousand units	Art 188 of REN n*414/2010
ICO	Call Center Busy Calls Indicator	List of busy calls over offered	Value lower or equal to: 4% until 2012; 2% from 2015 on	Those with more than 60 thousand Units	Art 188 of REN n*414/2010
Technical					
DEC	Equivalent length of Interruption by Consumer Unit	Time a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST
FEC	Equivalent frequency of interruption by Consumer Unit	Number of times a UC was without power for some period	Max value for each Dist.	All	Module 8 of PRODIST

Source: Sub-module 2.5 A, PRORET

Q Component is calculated by applying the following Equation 29.

Equation 29 – Q Component of X Factor

$$Q = 0.50 \cdot Q_{DEC} + 0.20 \cdot Q_{FEC} + 0.10 \cdot Q_{FER} + 0.10 \cdot Q_{IASC} + 0.04 \cdot Q_{INS} + 0.03 \cdot Q_{IAb} + 0.03 \cdot Q_{ICO}$$

ANEEL divides concessionaires into those meeting the standard and those not meeting the standard determined. In their turn, each of both groups is divided into two sets of dealers: comprised of top (or worst) 25% and the remaining 75%. Therefore, there are four sets of concessionaires in accordance with their performance. Such sets are divided after the concessionaires are segregated into two groups by size criterion. Thus, larger-sized concessionaires shall have their performances compared to each other. The same occurs for smaller-sized concessionaires. Criterion for dividing these two groups is established according to the annual appraisal of the service continuity ranking, to incorporate the commercial indicator reports as well.

In order to obtain the quality portions (QDEC, QFEC, QFER, QIASC, QINS, QIAb, QICO), the following is required: (i) variations of indicators in both prior years; (ii) values of standards for identification of concessionaires meeting or not meeting the thresholds; and (iii) the performance ranking to define the four sets.

There is specific pattern to be applied to obtain each quality portion. Such patterns are provided in attachments to sub-module 2.5A of PRORET. Find below an example for DEC.

Table II.1 – Equations and Parameters for the Classes – DEC Indicator

CLASS	RATE OF CHANGE	CURVE
25% best (meet the standard)	$\Delta i =< -25\%$	$Q_i = -2.00$
	$-25\% < \Delta i < 5\%$	$Q_i = 0.0667 x \Delta i - 0.333$
	$5\% < \Delta i < 20\%$	$Q_i = 0.0267 x \Delta i - 0.133$
	$\Delta i >= 20\%$	$Q_i = 0.400$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -1.30$
	$-25\% < \Delta i < 0\%$	$Q_i = 0.0520 x \Delta i$
	$0\% < \Delta i < 20\%$	$Q_i = 0.0600 x \Delta i$
	$\Delta i >= 20\%$	$Q_i = 1.20$
75% remaining (meet the standard)	$\Delta i =< -25\%$	$Q_i = -0.900$
	$-25\% < \Delta i < -5\%$	$Q_i = 0.0450 x \Delta i + 0.225$
	$-5\% < \Delta i < 20\%$	$Q_i = 0.0640 x \Delta i + 0.320$
	$\Delta i >= 20\%$	$Q_i = 1.60$
25% worse (don't meet the standard)	$\Delta i =< -25\%$	$Q_i = -0.500$
	$-25\% < \Delta i < -10\%$	$Q_i = 0.0333 x \Delta i + 0.333$
	$-10\% < \Delta i < 20\%$	$Q_i = 0.0667 x \Delta i + 0.667$
	$\Delta i >= 20\%$	$Q_i = 2.00$

Chart II.1 – Curves for the model applied to the DEC Indicator

25% best (meet the standard)
75% remaining (meet the standard)
75% remaining (don't meet the standard)
25% worse (don't meet the standard)
Indicator Variation (%)

Source: Sub-module 2.5 A, PRORET

Upon variation of the indicator (x axis) and the concessionaire set (each of the four straight lines represents a different set), the percentage value of the quality portion (y axis) is obtained. At the different graphs of the attachment to PRORET, each straight line is verified to have different tolerance, slope, magnitude and saturation parameters, enabling the aimed incentive to be calibrated, in addition to portraying as best as possible the parameter characteristic.

For projection purposes, performance maintenance of all other concessionaires was used as assumption. For technical quality indicators (DEC & FEC) of the studied concessionaire, indicator evolution was used, as contained in section 4.3.5 hereof.

For commercial quality indicators, the assumption adopted was that they shall have linear convergence until 2048 towards the man value of the first current performance quartile (2016) of the concessionaires[34], except in case the concessionaire already is at the first quartile – for each

[34] IASC: MUX-Energy, HIDROPAN, DEMEI, EBO, UHENPAL, OESTE, FORCEL; FER: URUSSANGA, ELETROCAR, HIDROPAN, DEMEI, CHESP, FORCEL, MUX-Energy; INS: CPFL Sul Paulista, Sulgipe, Boa Vista Energy; Iab: CPFL Sul Paulista, Sulgipe, EBO, Boa Vista Energy, ENF, EDEVP, DMED, CNEE; ICO: CEA, Eletroacre, ENF, Sulgipe, CPFL Sul Paulista, CNEE, EBO, EDEVP.

indicator, there are different companies at the first quartile. The following table contains Eletroacre's current values and the first-quartile values.

Table 44 – Commercial Indicators in 2016 – Eletroacre

Indicator	Eletroacre	Value of the first quartile	ANEEL Standard
IASC	56.49	75.73	70.00
FER*	149.89	2.43	20.00
INS	93.94	96.34	85.00
Iab	1.55	0.52	4.00
ICO	0.00	0.02	2.00

* ANEEL Standard varies between 8.0 and 20.0.

* ANEEL Standard varies between 8.0 and 20.0.

Source: Drafted by company itself

Finally, the efficiency pathway for the Operating Costs is determined by the T component, provided in the previous section. The resulting projections for Eletroacre may be seen in Table 45.

	X Factor	Pd	T	Q		X Factor	Pd	T	Q		X Factor	Pd	T	Q
2017	1.42%	1.42%	0.00%	0.00%	2028	1.24%	1.48%	0.00%	-0.24%	2038	1.20%	1.40%	0.14%	-0.34%
2018	0.00%	0.00%	0.00%	0.00%	2029	1.28%	1.47%	0.00%	-0.19%	2039	1.18%	1.39%	0.14%	-0.35%
2019	0.38%	0.00%	0.00%	0.38%	2030	1.25%	1.45%	0.00%	-0.20%	2040	1.16%	1.39%	0.14%	-0.37%
2020	0.02%	0.00%	0.00%	0.02%	2031	1.23%	1.44%	0.00%	-0.21%	2041	1.13%	1.38%	0.14%	-0.39%
2021	-0.03%	0.00%	0.00%	-0.03%	2032	1.21%	1.43%	0.00%	-0.22%	2042	1.10%	1.38%	0.14%	-0.42%
2022	-0.44%	0.00%	0.00%	-0.44%	2033	1.23%	1.42%	0.03%	-0.22%	2043	0.95%	1.38%	0.02%	-0.45%
2023	1.73%	1.42%	0.76%	-0.44%	2034	1.21%	1.42%	0.03%	-0.23%	2044	0.66%	1.37%	0.02%	-0.74%
2024	1.71%	1.41%	0.76%	-0.45%	2035	1.20%	1.41%	0.03%	-0.24%	2045	0.60%	1.37%	0.02%	-0.80%
2025	1.69%	1.39%	0.76%	-0.45%	2036	1.13%	1.41%	0.03%	-0.31%	2046	0.42%	1.36%	0.02%	-0.97%
2026	1.76%	1.47%	0.76%	-0.46%	2037	1.11%	1.40%	0.03%	-0.32%	2047	0.31%	1.36%	0.02%	-1.08%
2027	2.01%	1.49%	0.76%	-0.24%										

Source: Drafted by company itself

4.3.4. Surplus Demand, Excess Reactives and Other Revenues

Sub-module 2.7A of PRORET ranks Other Revenues into three categories: (i) activities inherent to the electric power distribution service; (ii) complementary activities; and (iii) unusual activities.

Revenues inherent to the electric power distribution service are in addition to the energy supply, but are still a part to the essence of electric power supply concession, for which expenses incurred into for provision thereof are previously comprised in the income from regulated service.
This category includes income obtained with connection charges and invoiceable services; as well as the income earned as Surplus Demand and Excess Reactives, the taxation of which is aimed at encouraging optimized network use and efficient energy consumption, without requiring the effective service consideration by the concessionaire.
Complementary activities are those which expenses are not clearly identified and are previously covered by the income from the regulated activity. This sub-group comprises earnings with shared infrastructure and communications systems (PLC).
Unusual activities are those upon which administration and management criteria are imposed enabling full distinction of cost and income registration. They are comprised of earnings from provision of services to third parties (operation and maintenance, consulting, communication and engineering) and collection for taxation of covenants in energy bills.
By the latest information as to Other Revenues provided by the studied concessionaires, we adopted as assumption that they shall evolve following IGP-M growth, since this is the price index used by ANEEL for adjustment for inflation of the regulatory values of Other Revenues. It indicates the current levels of Other Revenues are maintained, with no additional effort for expansion thereof. Such circumstance reflects reduced incentives for generation of Other
Revenues, since the period during which benefits from such income source are possible to be earned was shortened. Upon the latest adjustment to PRORET, Other Revenues are now excluded from Portion B on an annual basis, not only in the tariff readjustment procedures.
For the set of studied concessionaires, it should be stressed that in 2017 and 2019 readjustments, 3CRTP standard for sharing of Other Revenues was used. Application of the current sharing methodology occurs only from the first tariff readjustment process (2020). The results obtained are provided in Graph 15.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	117

R$7
R$6
R$5
R$4
R$3
R$2
R$1
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Drafted by company itself

For projection of revenues with Surplus Demand (UD) and Excess Reactives (ER) the following methods were adopted: (i) calculation of ratio between UD, ER and high- and mean-voltage markets in the recent period (2014-2016), as per information of the annual income with UD, ER provided by the companies and historic market data; (ii) maintenance of such ratio throughout the period and, with projections of high- and mean-voltage markets, obtainment of UD, ER values.

Such values are adjusted by global IPCA in the benchmark period of the tariff process and excluded from Portion B. Graph 16 illustrates UD and ER projections for Eletroacre throughout 30 years.

R$8
R$7
R$6
R$5
R$4
R$3
R$2
R$1
R$-
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047

Source: Drafted by company itself

4.3.5. DEC and FEC Indicators

Regulation of continuous electricity service – initiated in the 1970 decade by means of DNAEE Ordinance no. 046/1978 – has been through successive amendments and enhancements until nowadays. After ANEEL was created, Aneel Resolution no. 024/2000 (REN 024/00) was determined, which provided for regulation of continuing with the new tariff regime; the *price cap*. In such regime, Regulator aims to encourage distribution concessionaires to provide their services with additional efficiency, i.e., reduced costs and prudent investments. However, for the search for increased business return not to be at the cost of decreasing the service quality, ANEEL developed complementary regulatory apparatus determining standards (thresholds or targets) to be reached by concessionaires under penalty of sanctions and offsets due to non-compliance.

a) Concepts and Historic Determination of Indicators

Eletroacre determines continuity of the service provided to consumers using individual indicators related to time and number of times a consuming unit remained short of electric power in a certain period. Such indicators are regularly submitted to ANEEL, which must inspect the determination process and assess them from the regulatory perspective. The individual indicators are: DIC - Period of Individual Shortage by Consuming Unit or by Point of Connection; FIC -

Frequency of Individual Shortage by Consuming Unit or by Point of Connection; DMIC –
Maximum Period of Continuous Shortage by Consuming Unit or by Point of Connection; and
DICRI – Period of Individual Shortage occurred at a critical day by Consuming Unit or by Point of Connection.
The individual indicators are followed-up by using equally individual thresholds, which are defined for monthly, quarterly and annual periods in relation to DIC and FIC indicators. DMIC indicator threshold is set for monthly period, while the DICRI indicator threshold is set for each shortage at a critical day.
When thresholds of individual continuity indicators are infringed, Eletroacre must provide a financial offset to the consumer, by a direct discount to the invoice within up to two months after the infringement is determinated. As discussed in section Error! Reference source not found., t he formula defined by the Regulator to calculate the offset considers the excess stake valued by a finance charge.
From values calculated from DIC and FIC individual indicators, collective indicators (DEC and FEC) are obtained which reflect the mean continuity of the service provided to a certain consumer conglomerate. Usually, collective indicators are calculated both at the consuming unit set (concession area subdivisions) level and the corporate level (whole concession area).
The graphs provide the historic series of both determination and thresholds of DEC and
FEC indicators of Eletroacre for years 2013 to 2016, as well as the regulatory and internal thresholds[35] for DEC and FEC of 2017. Eletroacre shows a decrease trend to the values calculated from the collective indicators. However, there is greater decrease trend to admissible thresholds, maintaining the concessionaire far from meeting targets.

[35] Internal thresholds were set for the manageable portion of indicators by dealer in accordance with Regulatory
Resolution no. 748/16, providing for the terms and conditions for provision of public electric power distribution services by Named dealer, under article 9 of the Act No. 12.783, dated January 11 no. 388, dated June 26, 2016 by the
Brazilian Mining and Energy Department.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	120

Graph 17 – Verified Indicator and DEC Thresholds for Eletroacre

	2013	2014	2015	2016	2017
Verified	71.99	63.68	56.38	58.93	
Internal Limit**					44.96
Limit	42.55	38.61	34.22	30.5	27.58

Source: ANEEL website.

** DECi and FECi thresholds were obtained upon Homologation Resolution no. 2.184, dated November 29th, 2016.

Graph 18 – Verified Indicator and FEC Thresholds for Eletroacre

	2013	2014	2015	2016	2017
Verified	47.47	40.84	40.71	43.53	
Internal limit**	-	-	-	-	30.53
Limit	36.92	32.93	29.07	25.47	23.36

Source: ANEEL website.

** DECi and FECi thresholds were obtained upon Homologation Resolution no. 2.184, dated November 29th, 2016.

Graph 19 contains the historic evolutions of values and number of offsets paid by Eletroacre to its consumers for years 2013 to 2016. The aggregate offsets paid due to infringements made during the monthly, quarterly, and annual determination periods. ANEEL website still does not mention the data from annual 2016 offsets of Eletroacre, justifying the reduced financial level in the last year. Such values shall be updated as soon as the information is made available.

992
821
939
826
7,870
7,287
7,684
5,213
2013
2014
2015
2016
Value of the compensations (R$ thousand)
Quantity of the compensations (# Thousand)

Source: ANEEL

Considering the period from 2013 to 2015, Eletroacre has in average 900 offsets which result into payments of BRL 7.6 million.

The following section provides the regulatory methodology to define the collective thresholds of the quality service indicators (DEC and FEC) of electric power dealers applied to each RTP.

b) Methodology to Define Collective Thresholds of Quality Service Indicators

For definition of thresholds of the dealers' collective continuity indicators (DEC and FEC), ANEEL established the following procedures: (i) division of each concessionaire operating area into sets of consuming units (geoelectric sets); (ii) Characterization of each set in Brazil by seven (7) descriptive features of service quality; (iii) application of the dynamic clusterization method for identification of similar sets; (iv) definition of regulatory thresholds of continuity indicators based on the performance of the sets deemed similar (benchmarking by position measurement); (v) application of historic linear decrease in up to 8 years[36] for definition of each set annual thresholds, from their effective target values; (vi) application of specific treatments for the sets with certain characteristics – those with high heterogeneity levels, high stake of supply in the shortages and/or with high annual decrease rates for targets.

The consuming unit set (studied unit for definition of collective thresholds) is construed as the coverage area of a Distribution Substation (SED) owned by Eletroacre, with High-Voltage (AT)

[36] As explained in Technical Note no. 0028/2010-SRD/ANEEL, the transition period was determined considering the characteristics of each system and the required performance variation, adopting the mean period of two tariff adjustments, i.e., eight years.

primary and Mean-Voltage (MT) secondary. The criteria for creation, clusterization and division of the sets are determined by ANEEL in Section 8.2 of Module 8 for PRODIST.

For the purpose of determining the quality targets, the sets are characterized by features they have, in thesis, high correlation to DEC and FEC indicators. The seven (7) features currently used are:

- PC_VRAM → Percentage area with high or mean remaining vegetation (%);
- PLUV → Annual Mean Rainfall Rate (mm);
- PC_NUC_AD → Share of Consuming Units (UC) in High-Volume Areas (%);
- PC_ERMT_3F → Stake of Mean-Voltage (MT) three-phased Networks (%);
- CM_NUC_RES → Mean Consumption by UC from Residential Set (in MWh);
- NUC_IND → Number of UC from Industrial Set (DEC exclusive);
- NUC_COM → Number of UC from Commercial Set (FEC exclusive).

ANEEL extracts such features from dealer's Geographic Database (BDGD) annually submitted by each dealer, as well as using other information bases[37].

The methodology homologated by the Agency uses the dynamic clusterization method to identify similarities between sets concerning such features. It should be stressed that such method is only applied among air sets, while underground sets comprise a single cluster.

At the clusterization process, each set, at a certain time of the study, is construed as the benchmark set and then the sets most similar to it are selected. The distance measure used to assess the similarity level among sets is the Euclidian one. Since such measure is sensitive to the scale differences existing between the features used for comparison, standardization is previously conducted which is called *Score Z* – calculated by subtracting the mean and dividing by the standard deviation for each feature.

After calculating the Euclidian distances, determining heterogeneity of each benchmark set in relation to other sets needs to be set, using Equation 30.

Equation 30 - Heterogeneity Determination

$$H_i = \frac{Max\left(Dist_i^j\right)}{3\sqrt{k}}$$

Where:

I: Benchmark set index;

J: Index of set able for comparison to set i;

$Dist_i^j$: Euclidian distance of set i to set j;

[37] Native vegetation information taken from Project for Preservation and Sustainable Use of Brazilian Biological Diversity - Probio (2008), in turn, the rainfall information was taken from CPTEC website (from 1999 to 2012).

$3 \cdot \sqrt{k}$: Maximum benchmark distance, where k means the number of features.

For definition of similar set clusterization, 20% is construed as the maximum permissible heterogeneity, but still restricted to comparison to minimum and maximum volume of equiparable sets, to wit:

- Minimum equiparable sets: 50 (heterogeneity exceeds 20%).
- Maximum equiparable sets: 100 (heterogeneity is below 20%).

The sets comprising 50-member clusters (minimum permissible cluster) are named heterogeneous. For such sets, the law provides for them to be specifically analyzed for limit definition, since there are few equiparable sets.

Once similar sets are determined, their performances are compared to each other. For such, the similar sets are arranged, in increasing order, under the mean calculated values of DEC and FEC indicators over the last 3 years.

The regulatory target is established using a position measure, to wit:

- Interconnected air sets: set positioned at the 2nd decile.
- Isolated underground or air sets: set positioned at the median.

The historic limits are linear and decreasing –Equation 31–, starting from the current limit (V0) of the set and reaching the regulatory target within up to 8 years (V8). Values obtained from the historic equation are rounded to whole numbers (simple rounding-up). If V8 exceeds V0 – **Error! Reference source not found.**–, maintaining the initial limit until the end of the tariff period (V0 lock assumption).

Equation 31 - Equation of Limits

$$Limit^0 > Limit^{target} \qquad Limit^t = Limit^0 - t\ x \left(\frac{Limit^0 - Limit^{target}}{T} \right)$$

Equation 32 – Simplified Equation of Limits

$$Limit^0 \leq Limit^{target} \qquad Limit^t = Limit^0$$

Where:

T – Transition Period, construed as 8 years;

t – year when limit is intended to be calculated;

$Limit^t$ – limit to be calculated for year t;

$Limit^0$ – last previously established limit for the set (current limit);

$Limit^{Target}$ – limit obtained applying the percentile (target limit).

Finally, ANEEL sets criteria to handle specific goal calculation situations, such as: (i)
heterogeneous sets; (ii) sets with highly increased portion of the indicator related to supply; and
(iii) sets with goals imposing high annual reduction rates.
To handle heterogeneous sets, an index – Score ANI – is calculated which determines whether a heterogeneous set has, in average, features with increased complexity (when positive)
or reduced complexity (when negative), as compared to remaining sets of its cluster. Score ANI is able to change the percentile used to define the heterogeneous set regulatory target and, accordingly, change the historic limits for the studied tariff cycle.
Handling in sets with increased stake of supply at the indicators (if exceeding the preset
9% limit for DEC and 15% for FEC), the historic limits of the set are mitigated by diluting into 4 years the difference between calculated value of the external indicator and the mean values calculated from the external indicator of the similar sets.
The last handling provided is in relation to sets with quite intense historic reduction of limits, determining maximum annual reduction values of 8 hours for DEC and 5 shortages for
FEC. Thus, the reduction history is restricted if it has, in following years, differences exceeding such limits.

c) Assumptions for Projection of Calculated (or Verified) DEC and FEC Indicators
Projections for calculated (or verified) Quality Service Indicators – DEC and FEC – comply with three specific stages of the new concession. The first stage is characterized by adoption of
Temporary Provision regime, in force during 2017 and, possibly, early 2018, assuming that calculated indicators would remain equal to verified values in year 2016. The second stage of projections is comprised between 2019 and 2025 where not only the kick-off of new administration is expected, but also the initial results gathered by means of the investment and operating efficientization measures, taken as of 2018.
For projection of the indicator performances at such new stage, the benchmarking approach was adopted for identification of equiparable companies (same methodology provided in section 3.3.2 - Operating Costs). Thus, eight companies equiparable to Eletroacre were used:
DME-PC, Cepisa, Cosern, Celesc, Bragantina, Copel, Escelsa and CSPE.
From the calculated aggregate DEC and FEC values of such 8 companies for the historic years from 2003 to 2016, a database was created containing the annual indicator and such indicator reduction value in relation to following year value, provided that there is a reduction in the following year, considering as void when the indicator is increased from one year to the other.
Thus, linear regressions were used in such database (excluding their critical outliers[38] and void values), aimed at finding the equation enabling to associate annual indicators to the annual reduction capacity, reflecting the decreasing yield of the efforts for enhancing the service quality.
Under increased service discontinuance circumstances, it is possible to check significant

[38] Value exceeding the mean plus three times the standard deviation of observations.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	125

decreases in few years, while under reduced discontinuance circumstances permanent, significant reduction requires time, and wisely, additional resources.

From such perspective, two regression patterns were defined for the determination period from 2003 to 2016, one for DEC and another one for FEC indicator. The first pattern has as explanatory variable the DEC and depending on the reduction value from one year to the other, considering as void when there is increase to the annual indicator. In the second pattern, the same analysis was conducted, considering FEC indicator. Find below the regression equations of both resulting patterns.

Equation 33 – Equations of Linear Regressions for DEC

$$\hat{y}_i = -0{,}3859 - 0{,}0931\hat{x}_{i-1}$$

Equation 34 – Equations of Linear Regressions for FEC

$$\hat{y}_i = -0{,}6659 - 0{,}0591\hat{x}_{i-1}$$

Where:

$\hat{y}_i$ = Reduction rate of indicator calculated (DEC or FEC) in year i;

$\hat{x}_{i-1}$ = Indicator calculated (DEC or FEC) in year $i-1$.

In summary, regressions enable calculation of annual reduction of indicators (DEC and FEC) possible to be reached, calculated from a database of verified reduction with equiparable companies.

From regressions, indicators are estimated year-over-year based on the assumption that independent variable is the prior year's result, obtaining the possible decrease of each year until 2025. Patterns estimated and used to define projection of Eletroacre quality indicators are provided in Appendix E. For the third stage, comprising projection of indicators from 2026 to 2047, the historic calculated indicators (2003 to 2016) of equiparable companies were increasingly arranged. The end goal for the studied period (2047) is defined by measuring a 1st decile position (or percentile 10) of equiparable companies' indicators[39]. After finding such level, a linear reduction history was designed considering as starting point the year 2025 and the arrival point the value from the 1st decile applied in 2047. The 2047 obtained value is construed as equal in 2048, year when the Concession Agreement is concluded.

For projections of the regulatory landmarks, the effective 4CRTP method was adopted which was essentially based on the set clusterization method by similarity and on the position

[39] The 1st decile is the cutting point, i.e., the target is defined as the performance conducted of the top 10%.

measurement to define the regulatory target. The feature database of each country set of year 2016 was used for the dynamic clusterization.

For calculation, the following assumptions were needed: (i) estimated development in interconnections of isolated systems to SIN in years 2019 to 2021 for dealers Eletroacre, Ceron and Boa Vista, influencing their regulatory target; (ii) contribution of each set was used to compose the aggregate indicators (DEC and FEC) of 2016 as weighting criterion to open the projected corporate-level indicators defined under the methodology provided in previous section; and (iii) only the indicators of the dealers from Eletrobras group had annual reduction rate, while indicators from remaining sets were kept constant.

To calculate the projected DEC and FEC limit pathways from 2023 to 2048, one should consider that: (i) the Periodical Tariff Readjustment (RTP) shall occur in years 2023, 2028, 2033, 2038 and 2043; (ii) value for 2048 shall be equal to that obtained for 2047, since the concession is expected to be concluded early this year; and (iii) all limit values are weighted by the number of consuming units concerning the mean from Q1 2017, under NT 088/2017 SRD-ANEEL.

e) Results from Projections of Calculated and Regulatory Indicators

Based on the assumptions and methodologies used, results from projections of calculated indicators and regulatory limits of Eletroacre service quality – DEC and FEC – until 2048. Graph 20 and Graph 21 holds the projections for DEC and FEC, respectively.

Graph 20 – Projection Eletroacre DEC

Legend
Assessed
Assessed projected
Limits approved
Limites projected
63.68
56.38
58.93
38.61
34.22
30.50
18.05
18.05
5.16
4.09
4.09

Source: Drafted by company itself

DEC					
YEAR	VERIFIED/ PROJECTED VERIFIED	HOMOLOGATED LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ PROJECTED VERIFIED	HOMOLOGATED LIMIT/PROJECTED LIMIT
2014	63.68	38.61	2032	20.17	25.12
2015	56.38	34.22	2033	19.10	23.31
2016	58.93	30.50	2034	18.03	22.95
2017	58.92	27.58	2035	16.95	22.41
2018	58.92	44.16	2036	15.88	21.86
2019	53.05	44.16	2037	14.81	21.49
2020	47.72	44.16	2038	13.74	20.93
2021	42.89	44.16	2039	12.67	20.75
2022	38.51	44.16	2040	11.59	20.39
2023	34.54	44.16	2041	10.52	19.94
2024	30.94	41.11	2042	9.45	19.85
2025	27.67	38.55	2043	8.38	19.19
2026	26.60	35.50	2044	7.31	18.95
2027	25.53	32.80	2045	6.23	18.92
2028	24.46	29.51	2046	5.16	18.24
2029	23.39	28.39	2047	4.09	18.05
2030	22.31	27.22	2048	4.09	18.05
2031	21.24	26.09			

Source: Drafted by company itself

Graph 21 – Projection Eletroacre FEC

Legenda:
Assessed
Assessed projected
Limits approved
Limits projected
40,84
32,93
29,07
25,47
12,97
12,96
12,96
5,97
5,08
5,08
2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040 2041 2042 2043 2044 2045 2046 2047 2048

Source: Drafted by company itself

FEC					
YEAR	VERIFIED/ PROJECTED VERIFIED	HOMOLOGATED LIMIT/PROJECTED LIMIT	YEAR	VERIFIED/ PROJECTED VERIFIED	HOMOLOGATED LIMIT/PROJECTED LIMIT
2014	40.84	32.93	2032	18.33	17.64
2015	40.71	29.07	2033	17.45	16.52
2016	43.53	25.47	2034	16.57	16.19
2017	43.53	23.36	2035	15.68	15.85
2018	43.53	35.30	2036	14.80	15.15
2019	40.29	35.30	2037	13.92	14.83
2020	37.25	35.30	2038	13.03	14.44
2021	34.38	35.30	2039	12.15	14.39
2022	31.69	35.30	2040	11.27	14.35
2023	29.15	35.30	2041	10.38	13.81
2024	26.76	32.78	2042	9.50	13.77
2025	24.52	30.02	2043	8.62	13.26
2026	23.63	27.50	2044	7.73	13.25
2027	22.75	25.01	2045	6.85	13.07
2028	21.87	21.73	2046	5.97	12.97
2029	20.98	20.67	2047	5.08	12.96
2030	20.10	19.71	2048	5.08	12.96
2031	19.22	18.66			

Source: Drafted by company itself

Analyzing DEC and FEC projections, it is noted that, as of 2021 for DEC calculated values shall remain under the regulatory limit. For FEC, calculated values shall be under the limit in 2021; but returning to be above the limit in 2028. Only in 2036 calculated values shall be maintained below the regulatory goal.

4.3.6. Compensations

Among the penalties outlined in the effective legislation for violation of the quality standards of the electric power supply, the compensation for infringement of the individual indicators of service continuity is the most significant one.

Such compensation calculation methodology was created approximately eight years ago, as provided for in Technical Note no. 092/2009 – SRD/ANEEL, and comprises the following stages: (i) construction of a database for the individual indicators noted in the sets of consuming units for years 2007 and 2008 – data from 36 dealers serving at that time 65% of the country's consumers –; (ii) drafting of histograms for 42 DEC and FEC ranges according to the verified individual indicators segregated by connection voltage (HV, MV & LV) and location (urban or non-urban); (iii) definition of 90 percentile as a measure of the individual limit position for each range; and (iv) application of a trend line to correct eventual inconsistencies related to limits of each range; (v) determination of the DICRI limit as the DMIC value of the last DEC range; and (vi) multiplication of monthly values by 2 and 4 to calculate quarterly and annual limits, respectively. Using such method, the limit tables of the individual indicators provided in Module 8 of PRODIST were designed.

As regards compensations paid to consumers for infringement of the individual limit, calculation is made through the quotient of the calculated value in relation to the limits (limit excess stake), multiplied by the value of the Distribution System Use Charge (EUSD) and increased by a constant depending on the consumer's connection voltage level.

EUSD is used as calculation basis of the individual compensations. EUSD is calculated through the proceeds of the usage tariff[40] (TUSD) by the respective verified consumption variable or contracted demand, as per Equation 35.

Equation 35 – Calculation of mean EUSD

$$EUSDavg = TUSD \times Consumption\ (KWh)$$

Where:

$EUSD_{médio}$: Arithmethic mean of the Distribution System Use Charges (EUSD);

TUSD: Distribution System Use Tariffs.

Equation 36 provides the overall calculation standard of the compensations by indicator.

Equation 36 - Calculation of Effective Compensation

$$Valor=\left(\frac{DIC_v}{DIC_p}-1\right)\cdot DIC_p\cdot\frac{EUSD_{avg}}{730}\cdot kei$$

Where:

INDv: Indicator calculated during studied period (DIC, FIC, DMIC or DICRI);

INDp: Indicator limit during studied period (DIC, FIC, DMIC or DICRI);

730: Mean number of hours in the month;

kei: Increase coefficient defined for each voltage level (kei=15 for LV; kei=20 for MV; kei=27 for HV).

In order to project behavior of future shortages and related compensations of the geoelectric set, a statistical methodology was chosen to be developed, not requiring study of evolution of the individual indicators by consuming unit. A regression pattern linking the compensation values effectively paid[41] to the collective indicator and energy consumption was designed.

[40] Associated with the voltage level and the tariff subgroup.
[41] Total Compensation = sum of monthly, quarterly, annual compensations and that of Monthly DICRI.

The database[42] used in regression is comprised of 65 annual observations[43] of DEC and energy consumption of 17 companies in Northern and Northeastern regions[44] between the years 2013 to 2016. The DEC explanatory variable was chosen due to its high correlation level to total compensation (Dependent Variable). The same occurs for electric power consumption variable, which is also well correlated to the compensation, since energy consumption directly influences composition of the $EUSD_{mean}$. The LOG-LOG Econometric Pattern was used, due to the non-linear relationship of the parameters. Estimated parameters were satisfactory with the relevance level of 5% and the coefficient signs were as expected. Table 48 provides the regression pattern result.

Table 48 – Compensation Regression Table

RESULT SUMMARY

Regression Summary	
R Multiple	0.958182644
R-Squared	0.918113979
Adjusted R-squared	0.915472495
Standard error	0.518092897
Notes	65

A NOVA

	gl	*SQ*	*MQ*	*F*	*F of significance*
Regression	2	186.5923343	93.29616717	347.5749957	2.0394E-34
Residue	62	16.64205549	0.26842025		
Total	64	203.2343898			

	Coef.	*Standard Error.*	*Statt*	*p-value*	*95% inf.*	*95% sup.*
Intersection	-8.004651915	0.927050914	-8.634533219	3.1588E-12	-9.857800287	-6.151503542
LOG DEC	1.555380044	0.109074436	14.25980367	3.06121E-21	1.337343353	1.773416735
LOG CONSUMPTION	1.222187038	0.060966802	20.0467631	8.70735E-29	1.00316137	1.344057939

Source: Drafted by company itself

Based on projections of DEC explanatory variables (section 4.3.5) and energy consumption (section 3) compensations were projected for the following 30 years. It should be stressed that DEC projection used to simulate the historic future compensations results from a treatment to consider application of Section Thirteen of the Concession Agreement template draft of the electric power dealers (AP no. 94/2016), where non-compliance with the aggregate annual limits of the collective continuity indicators for three following years, as of the sixth calendar year following the agreement execution, is not allowed. From the 2016 paid compensation, compensation variations were calculated accruing over the value payable by Eletroacre, under Equation 37.

[42] Information obtained through ANEEL website.
[43] Other variables, such as FEC, FEC threshold and DEC threshold were tested, but were not satisfactory.
[44] Companies are CEAL, CELPE, CEMAR, CEPISA, COELBA, COSERN, EBO, ENEL CE, EPB, ESE, SULGIPE, AME, BOA VISTA, CELPA, CERON, Eletroacre and ETO.

Equation 37 - Projected Compensation

$$Compensation_i = Compensation_{2016} + \left(Compensation_{2016} \cdot \left(\frac{\widehat{Compensation}_i}{\widehat{Compensation}_{i-1}} - 1 \right) \right)$$

Where:

$Compensation_i$ = Compensation projection in year i;

$Compensation_{2016}$ = 2016 calculated compensation;

$\widehat{Compensation}_i$ = Estimated compensation in year i.

Graph 22 contains both the compensation projections and evolution of DEC explanatory variables and energy consumption. Despite the market expansion, the compensation was decreased as of 2019 with the maintenance of DEC reduction.

Graph 22 – Eletroacre Projected Compensation

Compensations (Thousand)
Consumption (MWh)
DEC (Hours)
R$ 5,992
R$5,807
R$5,402
53.92
R$ 5,213
963
2,906
4.09
R$317

Source: Drafted by company itself. Compensations in currency dated August 2017.

Finally, the projected compensation values up to 5th calendar year following the date when the concession agreement is executed (2018) were used in calculation of dealer's RTP, to be used for investments, as expressed in clause nineteen of the new template draft of the Agreement for Concession of Public Electric Power Supply Service, as given by Release no. 113/2017-DR/ANEEL dated May 3, 2017.

In summary, such clause indicates that: (i) the compensationting values shall remain being calculated by dealer for follow-up and inspection by ANEEL; (ii) as of the second calendar year following the year when the agreement is executed, if the calculated compensation values are below the calculated values of the prior calendar year, such difference shall be construed as remunerable investment upon the RTP, with the remaining value being included into Special
Liabilities; and (iii) if the calculated compensation values exceed the calculated values of the prior calendar year, such difference shall be double-invested in the concession and included into
Special Liabilities.
In such case, Eletroacre has reductions to the financial sum of compensations in the period from 2018 to 2023, and such sums and the results of their annual differences are considered in the 2023 RTP.

4.3.7. Long-Term Investment

This section comprises the assumptions used for projections of Eletroacre long-term investments.
Product 7 “Eletroacre Technical-Operating Appraisal Report” contained the Five-Year
Investment Plan (PIQ) for the period from 2018 to 2022. Such plan was developed considering technical and operating aspects of the provision of electric power distribution service, considering the company’s short-term requirements: meeting the demand by new connections – based on the vegetative growth and the ‘Luz para Todos’ Program (PLpT) – and enhanced performance of the service continuity, voltage levels and electric loss indicators, as well as adequacies and implementations of computer systems for support in the commercial and distribution management.
PIQ 2018-2022 was designed based on information provided in the Data Room by
Eletroacre, to wit: “Electricity System Expansion Plan (2016-2025 horizon)”, “Distribution
Development Plan - PDD of the year 2017 (although temporary)[45]”, “Plan of Results to Enhance
Distribution Services, dated 2015” and “Plan for Temporary Provision of Electric Power
Distribution Services, dated 2017”. Additionally, information obtained from the “Site Audit
Report” (Attachment I to the Technical-Operating Appraisal Report)” and incremental data of investments flagged by Eletroacre planning area, upon the site meetings and conference calls held.
Table 49 summarizes dealer’s Five-Year Investment Plan 2018-2022. It is noted that BRL
667.2 million investments are required for the first five (5) years of agreement, being noteworthy the requirement for the year 2018, concentrating BRL 264.5 million.

[45] When Product 7 was developed, 2017 PDD had not been delivered to ANEEL yet.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	133

Table 49- Five-Year Investment Projection 2018-2022[46]

*Values in effective currency, at prices estimated in April, 2017.
Source: Drafted by company itself

This plan shall support projections of investments for the remaining 25 years of agreement, being medium- and long-term resource requirements. Projections shall be explained in two blocks: projections of the electric investments (HV Expansion; MV/LV Expansion; Enhanced
MV/LV and Renovation) and projection of investments in non-electric assets (Systems).

a) Assumptions for Projection of Electric Investments
Projection of electric investments in the concession for the remaining 25 years of agreement was estimated, for five-year periods, considering required resources aimed at expansion and enhancement of the distribution assets based on PIQ 2018-2022.
The required investments in MV/LV Expansion and Enhanced MV/LV for the 2nd five-year period (2023-2027) was projected according to the following metrics: (i) initially, we calculated the mean and standard deviation of each type of investment included into PIQ 2018-2022; (ii)
off-interval values between the mean ± a standard deviation (construed as outliers) were not computed for PIQ 2023-2027; (iii) sum of the investments of years construed as typical were multiplied by “5/# of typical years” factor to get to a required five-year sum; (iv) finally, such result was multiplied by a reducing factor, through the assumption that the 1st five-year period of the concession has key investments blocked, which shall be made by the new controlling shareholder[47]. Graph 10 illustrates the methodology used for projection of five-year investments.

[46] There are subsides of 90% of the investments related to the works of Energy for All Program - PLpT and 100% related to the subrogation of the benefits of the Account of Consumption of Fuels – CCC in specific works.
47 It is not to be supposed that the other five-year periods shall have network infrastructure works similar – in volume and resources – to the requirement projected for the five-year period 2018-2022.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	134

Assume the projected investments for HV Expansion between 2018-2022 are those in Table 50 (merely exemplificative values), amounting to BRL10.3 million in the 1st five-year period of the new agreement. The mean, standard deviation and upper and lower limits to be construed as outlier investments are shown in Table 51.

Table 50 - Investments in HV Expansion work 2018-2022

WORK TYPE	2018	2019	2020	2021	2022	Total
AT EXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$10,300,000

AT Expansion Average (2018/2022)	AT Expansion Standard Deviation (2018/2022)	Upper Limit (Average + Std. Dev.)	Lower Limit (Average - Std. Dev.)
R$2,060,000	R$1,690,562	R$3,750,562	R$369,438

Hence, values exceeding BRL3.75 million and below BRL369.4 thousand shall not be considered to calculate the second five-year period (2023-2027), i.e., investment of year 2019 (BRL5 million) shall be disregarded.

Investments of the remaining four years were then added and multiplied by 5/4, as may be seen in Table 52.

Table 52 - Investments in HV Expansion work (excluding outliers)

WORK TYPE	2018	2019	2020	2021	2022	Considered Value
ATEXPANSION	R$1,000,000	R$5,000,000	R$1,100,000	R$2,000,000	R$1,200,000	R$5,300,000*(5/4) =R$6,625,000

Finally, the sum obtained is multiplied by the adjustment factor of the requirement in the five-year period. For simplification purposes, we adopted the adjustment factor of 1,0. Thus, the required investments in the five-year period 2023-2027 is equal to BRL 6.6 million.

Table 53 - Investments in HV Expansion work 2023-2027

Considered Value	Amount for the Quinquennial 2023/2027
R$ 5,300,000*(5/4) = R$ 6,625,000	R$ 6,625,000*(1) = R$ 6,625,000

Source: Drafted by company itself.

After calculating the total sum of investments required in distribution system enhancement for the five-year period, dissolving the resources into the 5 years comprising the period was required. For such works – MV/LV Expansion and Enhanced MV/LV – the assumption that 20% of investments are allocated in each of the years from the five-year period was adopted.

Projections of third (2028-2032), fourth (2033-2037), fifth (2038-2042) and sixth (2043-2047) five-year periods for Expansion and Enhancement works were based on the previous five-year period.

Investments in HV Expansion works from the second five-year period (2023-2027) were projected differently, since investments had been previously projected by dealer itself for years
2023 and 2024. Investments for the remaining years of the second five-year period complied with the following metrics: (i) initially, we calculated the mean and standard deviation of the last 5 years of investments in HV Expansion (period between 2020 and 2024); (ii) off-interval values between the mean ± a standard deviation (construed as outliers) were not computed for years
2025, 2026 and 2027; (iii) the sum of investments of years deemed as typical was multiplied by
“5/# of typical years” factor to get to the required five-year sum; (iv) with such value, the sum of projected investments in the years 2023 and 2024 was subtracted and the resulting sum was multiplied by a factor equal to 0.2 for the year 2025 and 0.4 for 2026 and 2027.
Annual segregation of the five-year investments for the remaining five-year periods for the
HV Expansion works followed the assumption that 60% of investments are allocated in the last two years of the five-year period – near dealer’s following tariff readjustment[48] - since, in general, there is certain flexibility to conduct such works, with 30% being allocated every year. The remaining 40% are allocated in the first three years of the five-year period, at 10% for the first two years and 20% for the third year.
It is stressed that we considered, for the HV expansion works, varying factors between five-
year periods: every 10 years, the required investments are doubled in relation to the previous five-
year period. The idea is that expansions to high-voltage levels tend to support short- and medium-
term load increase. For MV and LV works, in turn, the investment sums were historically stable throughout the five-year cycles, reflecting the more continuous and capillary compliance with the increased load at such voltage levels.
In relation to investments in Renovation, the projection metrics were different, by two steps: (i) firstly, stake of the sum allocated to Renovation within PIQ 2018-2022 investments was calculated; (ii) using such stake as reference, we applied the same in the other 25 years of agreement, from 2023 to 2047.
It should be stressed that no resources were projected for PLpT since the program ends in the year 2018.

b) Assumptions for Projection of Non-Electric Investments
In addition to the projections of investments for Expansion, Enhancement and Renovation works of dealer’s several voltage levels, it is also needed to project the sums related to the investments in Commercial System. Therefore, we adopted the assumption that every five years investing 50% of the mean estimated in the first five-year period (2018-2022) is required.

c) Results

[48] The goal is for capital disbursement of the concessionaire to be near the tariff recognition of investments made.

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Table 54 provides the results from projections for dealer's each investment segment for five-year period. In order to make comparison easier, we provided the projected values in effective currency (April, 2017). It is noted that the investments of the 1st five-year period (BRL 667.2 million) amount to 32% of the total 30 years (BRL 2.05 billion).

Work Type/Systems	1st Five-Year Period (2018-2022)	2nd Five-Year Period (2023-2027)	3rd Five-Year Period (2028-2032)	4th Five-Year Period (2033-2037)	5th Five-Year Period (2038-2042)	6th Five-Year Period (2043-2047)
AT Expansion	R$287,022,336	R$ 49,801,257	R$ 99,602,514	R$ 49,801,257	R$ 99,602,514	R$ 49,801,257
MT/BT Expansion	R$107,286,520	R$ 79,085,037	R$ 79,085,037	R$ 79,085,037	R$ 79,085,037	R$ 79,085,037
MT/BT Improvement	R$115,255,106	R$ 93,153,004	R$ 93,153,004	R$ 93,153,004	R$ 93,153,004	R$ 93,153,004
Renovation	R$63,146,322	R$ 24,254,667	R$ 29,460,307	R$ 24,254,667	R$ 29,460,307	R$ 24,254,667
Energy for All	R$73,893,611	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Distribution Management System	R$650,000	R$ 0	R$ 0	R$ 0	R$ 0	R$ 0
Commercial System	R$20,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000	R$ 10,000,000
Total of Investments*	R$667,253,895	R$256,293,965	R$311,300,862	R$256,293,965	R$311,300,862	R$256,293,965
Own Resources	R$ 543,656,329	R$256,293,965	R$311,300,862	R$256,293,965	R$311,300,862	R$256,293,965

Source: Drafted by company itself

Graph 23 illustrates the behavior of the electric and non-electric investments throughout years. It is initially noted that investments of years 2018 to 2022 are actually too high, due to the historic blocking of investments in the concession. In addition, investments are increasing during the 30 years, with peaks occurring in both two years prior to RTP (given the concentration of HV investments in such years). Finally, the effect of the large expansions is noted every 10 years, in accordance with the previous statements.

Million
1st RTP
2nd RTP
3rd RTP
4th RTP
5th RTP
6th RTP (Reversal)
Non-Electric Investments
Electric Investments

*Values in effective currency of each year.

Source: Drafted by company itself

Graph 24, in turn, contains investments segregated by type and voltage level, as applicable. Gradual expansion of the stake of investments in Expansion and Enhanced MV/LV is noted. The company is expected, when well managed, to invest more MV/LV Expansion to serve new customers, since interconnection of the isolated systems existing in the State is expected. Accordingly, enhancements to the assets comprising the distribution system in MV/LV shall be required, to meet the increased demand.

Million
AT EXPANSION
MT/BT EXPANSION
MT IMPROVEMENT
RENEWAL
ENERGY FOR ALL
SGD UPDATE
COMMERCIAL SYSTEM

*Values in effective currency of each year.

Source: Drafted by company itself

4.3.8.Remuneration Basis

	Within the tariff readjustment process, definition of the Regulatory Remuneration Base
	(BRR) is a vital input to calculate the Capital Remuneration and Regulatory Reinstatement Quota.
	The BRR consists in the set of assets held by the service provider and valued at certain methodology.

a)	Methodology Adopted by ANEEL
	For Brazilian electric power distribution concessionaires, ANEEL uses the DORC
	(Depreciated Optimized Replacement Cost) method for valuation of the assets with greatest
	significance in the BRR value and CCV (Current Cost Valuation) for valuation of assets with
	decreased significance. The Rolling Forward method is also applied, for the purpose of rolling it forward in time. Such methods are described in Appendix F.
	At Periodical Tariff Readjustment (RTP) BRR construction considers two elements. The
	first one is obtained by the BRR sum from the prior RTP (named secured basis), discounting the
	depreciations and write-offs occurred during the period between the RTPs, adjusted for inflation
	by the IPCA indexer. The second, in turn, named incremental base, is calculated by means of the
	additions made during the period between the RTPs, valued at market prices from an asset revaluation process.
	The BRR is comprised of the values of the following items: operating property, plant and
	equipment (valuated and depreciated); operating warehouse; deferred assets; and Special
	Liabilities (or non-burdensome). For the purpose of validating the physical enrollment and
	revaluation, the Operating property, plant and equipment (AIS) is divided into the following
	groups: intangible; lands; reservoirs, dams and water mains; constructions, civil works and enhancements; machinery and equipment; vehicles; and furniture and appliances.
	For valuation of the electric power distribution assets, DORC or CCV are considered,
	depending on the asset group. The machinery and equipment; constructions, civil works and
	enhancement groups; are valuated using DORC, while groups of lands and easements are valuated using CCV, i.e., from the accounting values adjusted by IPCA index.
	At Portion B composition, the Regulatory Reinstatement Quota (QRR) and the Capital
	Remuneration (RC) are considered. The QRR results from multiplication of gross BRR by the regulatory depreciation rate, as per Equation 38.

	Equation 38 – Regulatory Reinstatement Quota
	QRR = BRRb x 5
	Where:
	QRR = Regulatory Reinstatement Quota.
	BRRb = Gross BRR.

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δ = mean depreciation rate of operating property, plant and equipment.

The Gross BRR is calculated by Equation 39.

Equation 39 – Gross BRR

$$BRRb = AIS - IA - OE - BTD$$

Where:

BRRb: Gross BRR.

AIS: Operating property, plant and equipment.

IA: Usage Index.

OE: Special Liabilities.

LVD: Fully Depreciated Assets.

Special Liabilities (OE) correspond to consumer's financial stake resources and to Federal Government's budgetary appropriations, federal, State or municipal payments. These are non-burdensome liabilities and not shareholder's credits. They are updated with the same criteria and indices used to adjust the assets recorded in AIS. Depreciation of assets acquired with resources from Special Liabilities is not computed in calculation of Required Revenue of the concessionaire. They are repaid, from an accounting perspective, at the same depreciation rates, using a mean rate defined with the tariff readjustment.

The Usage Index corresponds to the usage stake of the assets in the regulated service. It is calculated for lands, constructions, facilities, machinery and equipment.

The Capital Remuneration is calculated by Equation 40.

Equation 40 – Capital Remuneration

$$RC = (BRRl - RGR).\, r_{WACCpré} + RGR\,.\, r_{RGR}$$

Where:

RC: Capital Remuneration

BRRl: Net BRR.

RGR: RGR Debt Balance.

rWACCpré: Mean weighted verified capital cost before taxes.

rRGR: RGR capital cost.

The Global Reversal Reserve (RGR) is a sectorial fund created by Decree no. 41.019/1957.
Such fund is used to finance the ‘Luz Para Todos’ Program (PLpT), as well as Energetic Efficiency projects, within the scope of the National Electric Power Preservation Program (Procel). RGR
contributions are also to electricity system enhancement and expansion works, at the energy generation, transmission and distribution areas.
The verified WACC before taxes is defined as described in section Error! Reference source n ot found RGR resource remuneration rate contributed to ‘Luz Para Todos’ Program (PLpT) was calculated in the 4th Periodical Tariff Readjustment Cycle considering the adjustment interest spread of the permanent assets accreted of the administration rate and subtracting the mean IPCA in the period between May, 2009 and April, 2014. On the other hand, RGR resource remuneration rate contributed to remaining investments was calculated considering the mean TJLP in the period between May, 2009 and April, 2014, accreted of the administration rate and subtracting the mean IPCA in the same period.
The Net BRR, on which WACC is applied, is calculated by Equation 41.

Equation 41 – Net Regulatory Remuneration Base

BRRl = AIS - DA - IAD - OEL + AO + TS
Where:
BRRl: Net BRR
DA: Accumulated Depreciation
IAD: Depreciated Usage Index
OEL: Net Special Liabilities
AO: Operating warehouse
TS: Lands and Easements
The Accumulated Depreciation is calculated from the percentage recorded in accounting, using the commissioning date of each asset, calculated by the straight-line depreciation method.
The Accumulated Depreciation of each asset is identified through the physical and accounting record reconciliation process.
Operating warehouse, associated with operation and maintenance of machinery, facilities and equipment required for the service provision is comprised of the mean balance of the last twelve months of the following sub-accounts: (i) raw material and input for electric power production, (ii) materials (except for materials intended to disposal, loans and wastes or scrap),
(iii) ongoing acquisitions and advance payment to suppliers, deducted from (i) provisions for reduction to recoverable value.
In order to comprise Portion B, in addition to Capital Remuneration and the Regulatory
Reinstatement Quota, Remuneration of Special Liabilities is also considered, which is calculated as per Equation 42.

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Equation 42 – Capital Remuneration of Special Liabilities

$$RC_{OE} = \frac{r_p - r_f}{1-t} \times 0{,}5 \times P \times \frac{CAOM}{CAOM + CAA - RC_{OE}} \times OES_b$$

Where:

RC_{OE}: Remuneration on Investments Made with resources from Special Liabilities;

r_p: Shareholder's Equity Cost (nominal).

r_f: Risk-Free Asset Remuneration (nominal).

t: Taxes and Contributions on Income.

P: Shareholder's Equity Stake in Total Capital.

$CAOM$: Administration, Operation and Maintenance Costs.

CAA Annual Asset Cost.

OES_b: Gross Special Liabilities.

Portion B also includes the Annual Cost of Personal and Real Property (CAIMI), related to investments of short recovery period, such as those made to hardware, software, vehicles, and in the whole infrastructure of administrative buildings. Such assets comprise the Regulatory Annuity Base (BAR), which is calculated by Equation 43.

Equation 43 – Regulatory Annuity Base (BAR)

$$BAR = 2{,}7159 \times (AIS - IA)^{-0{,}167-1} \times (IPCA_1 / IPCA_0)^{0{,}167}$$

Where:

BAR: sum related to investments in non-electric assets (facilities, personal and real property).

AIS: Operating property, plant and equipment approved at the RTP.

IA: Usage Index approved at the RTP.

$IPCA_1$: IPCA value on the RTP date.

$IPCA_0$: IPCA value on 1/1/2015.

Then, BAR is segregated into rentals, vehicles and systems, considering the proportions indicated in Table 55.

Table 55 – Proportions of Asset Groups in the BAR

Asset Group	(% BAR)
Rentals *(BAR_A)*	45%
Vehicles *(BAR_V)*	12%
Systems *(BAR_I)*	43%

Source: Sub-module 2.3 of ANEEL PRORET

CAIMI is calculated with remuneration on 50% of investment, being comprised of the sum of rental, vehicle and IT system groups. Annual cost of the rental group is calculated by Equation 44.

Equation 44 – Annual Rental Cost (CAL)

$$CAL = BAR_A \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2}\right]$$

Where:

CAL: Annual Rental Cost;

BAR_A: Amount of Regulatory Annuity Base related to investments considered for administrative real property infrastructure;

VU: Service Life 27.9 years. Considering the value defined in Table XVI of attachment to the Electric Industry Capital Control Manual – MCPSE, being 75% related to TUC (Type of Registration Unit) "230.01 – Overall Equipment – furniture and appliances"; and 25% related to TUC "215.09 - Construction – others".

The annual vehicle cost is calculated by Equation 45.

Equation 45 – Annual vehicle cost (CAV)

$$CAV = BAR_V \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2}\right]$$

Where:

CAV: Annual vehicle cost;

BAR_V: Amount of Regulatory Annuity Base related to investments in vehicles;

VU: 7-year Service Life. Considering the value defined in Table XVI of attachment to the Electric Industry Capital Control Manual – MCPSE, related to TUC "615.01 – Vehicles".

The annual cost of the IT system group is calculated by Equation 46.

Equation 46 – Annual IT System Cost (CAI)

$$CAI = BAR_I \times \left[\frac{1}{VU} + \frac{r_{WACCpré}}{2} \right]$$

Where:

CAI: Annual IT System Cost;

BARI: Amount of Regulatory Annuity Base related to investments in IT systems;

VU: 5.3-year service life. Considering the value defined in Table XVI of attachment to the Electric Industry Capital Control Manual – MCPSE, being 70% related to TUC "535 – *Software*"; and 30% related to TUC "235 – Overall IT Equipment".

b) Methodology of BRR Projection and Assumptions

We shall evidence below how we project the Company's Regulatory Remuneration Base (BRR). The projection pattern used as initial source the data contained in the following asset valuation reports:

- Valuation Report drafted by Setape Engenharia de Avaliações (delivered on 07/27/2017), which considered the unit-comprised asset base to be reopened until the base date of the 3rd RTP and valuation of the unit-comprised asset base between the 3rd RTP and Feb/17.
- Valuation Report drafted by Setape Engenharia de Avaliações (originally delivered on 06/16/2017 and reviewed on 07/26/2017), which considered the asset base until the 3rd RTP in a closed (secured) manner and valuation of the unit-comprised asset base between the 3rd RTP and Feb/17.

The pattern considered different projection criteria for the unit-comprised asset base until Feb/17 (named Pattern-Secured BRR) and for unitizations occurred after Feb/17 and new investments (named Pattern Incremental BRR). The Secured BRR arises out of information provided in the valuation reports, while Incremental BRR has as its information source the new investments estimated throughout the 30 years of concession.

The Secured Basis is based on values considered in the Valuation Report (delivered on 07/27/2017), reversing at 15.0% the difference between AIS of the Whole BRR provided in such Valuation Report, of BRL 1.074 billion and the AIS of the Secured BRR of the Valuation Report drafted previously by Setape (originally delivered on 06/16/2017) of BRL 775.8 million, resulting into AIS of BRL 1.029 billion as seen in Table 56.

Full BRR AIS - Current Report (I)	1,074,661,489
Shielded BRR AIS in the 3rd RTP - Previous Report (II)	775,809,941
Portion of AIS to be glossed (III) = (I) - (II)	298,851,548
% Gloss (IV)	15.0%
AIS Considered in the Model on Feb/17 (V) = (II) + (III) x [1-(IV)]	**1,029,861,606**

Source: Drafted by company itself

Reversals were calculated from the relationship between final AIS (VOC) and initial AIS (VOC) (no reversals) of the Incremental BRR from the 3rd RTP of the Eletrobras group dealers, as contained in Table 57.

Companies	Incremental AIS VOC (final)	Incremental AIS VOC (initial)	% Disallowances
Cepisa	835,842,143	897,473,190	6.9%
Ceal	385,189,982	393,695,579	2.2%
Eletroacre	179,823,621	199,479,273	9.9%
Ceron	547,631,119	585,776,597	6.5%
Boa Vista	64,853,943	71,850,393	9.7%
AME	899,942,442	1,126,729,159	20.1%
Average			**9.2%**
Minimum			**2.2%**
Maximum			**20.1%**

Source: Drafted by company itself

Such reversal stake reflects possible imperfections of the capital and unitization controls which have recently led to reduction in the values of the Regulatory BRR. For being a full BRR valuation of the concessionaire, there is a risk of higher reversals than those verified in usual valuation process of the Incremental BRR. Full valuation involves assets which were unitized in a distant past, as well as the incremental interval horizon from 2013 to 2017, which impairs information from being collected and physical-accounting reconciliations. The revaluation study is wider, covering a greater number of assets and records, increasing the efforts by the valuation professional. In addition, valuation of full BRR is not usual since as of the 2nd cycle, ANEEL adopts incremental valuations of the assets, intensifying the care in a full process inspection.

Considering such factors, which potentiate reversal risks, we adopted the following criterion to establish such reversal stake:

- For companies with reversals below the mean, the mean reversal stake (9.2%) was considered.
- When company had a reversal stake exceeding the mean, a mean was used between the company's stake and maximum reversal stake (20.1%).

Eletroacre fits to the last case, obtaining a reversal at 15.0%.

Description	Report Feb/17
(1) Fixed Asset in Service	1,029,861,606
(2) Index of Full Use	764,759
(3) Special Obligations	313,628,102
(4) Assets Fully Depreciated	56,881,896
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**658,586,848**
(6) Accumulated Depreciation	357,117,763
(7) Net AIS (Market Value in Use)	672,743,843
(8) Depreciated Use Index	672,451
(9) Value of the Remuneration Base (VBR)	672,071,392
(10) Storeroom in Operation	1,450,450
(11) Deferred Asset	0
(12) Net Special Obligations	274,012,020
(13) Land and Easement	2,060,794
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**401,570,615**
(15) RGR PLPT Balance	0
(16) RGR Balance Other Investments	34,503,034
(17) Depreciation Rate	3.44%

* Blue values (RGR Balance and depreciation rate) were estimated, since they were not included into the Valuation Report drafted by Setape (delivered on 07/27/2017).

Source: Drafted by company itself

From the values considered in Table 58, the monthly transactions of the Secured BRR is calculated by adjustment for inflation using IPCA and discount of depreciations and write-offs concerning the assets which were rendered operational until Feb/17. Projection of the Secured BRR accounts was conducted as described below:

- AIS: evolves with deduction of the write-offs of assets and adjustment by IPCA.
- Asset Write-Offs: the mean rate of Write-offs/AIS verified during the period ranging from the 3rd RTP and Feb/17 was applied to AIS of each month. Accounting write-offs reported by the company were converted into VNR (New Replacement Value[49]). Conversion of VOC (Original Accounting Value[50]) to VNR is made through the company's ratio of AIS (VNR) / AIS (VOC) at the 3rd RTP, which resulted into 0.98. AIS (VNR) is the approved AIS value at the company's 3rd RTP. AIS (VOC) was taken from the spreadsheet "Calculation Record – Capital Cost – X Factor" (provided by

[49] Equals to valuation by DORC in case of ANEEL.
[50] Equals to valuation by CCV in case of ANEEL.

ANEEL at AP no. 040/2010) added to the AIS value the VOC reported by the company for Incremental BRR of the 3rd RTP.

·	Whole Usage Index (BRL): evolves with IPCA.
·	Gross Special Liabilities: evolves with deduction of the write-offs of Special Liabilities (OEs) and adjustment by IPCA. Write-offs of Special Liabilities were projected applying in the AIS of each month the mean OE write-off rate reported by the company on AIS during the period ranging from the 3rd RTP and Feb/17.

·	Fully Depreciated Assets: application of mean growth rate calculated based on evolution of the monthly accounting balance of the Fully Depreciated Assets considering the mean depreciation rate of each asset and the residual value on the

·	Accumulated database of Feb/17 Depreciation: reported adjusts by the concessionaire. prior Accumulated Depreciation by IPCA, adds monthly depreciation and subtracts depreciation from write-offs.

	o	Monthly Depreciation: Gross BRR multiplied by the mean depreciation rate.
	o	Write-Off Depreciation: the data verified of write-off depreciations converted into VNR are used. Projection is conducted by application of the mean verified stake of Write-Off Depreciation in relation to write-offs in the amount of projected write-offs of the month.
·	Mean Depreciation Rate: depreciation rate falls from mean level calculated in Feb/17, considering increased mean service life of assets.

	o	In Feb/17 the weighted average between the depreciation rate of each asset and their weight to residual AIS (AIS deducted from Fully Depreciated Assets) verified in the Valuation Report drafted by Setape (delivered on 07/27/2017) was considered, resulting into 3.44%.)

	o	After Feb/17 the rate falls from the mean level of 3.44%, because the assets gradually become fully depreciated (or written-off). The aim is estimating the expected level by the end of projections (2048). Therefore, we use accounting data again, reported by the concessionaire in Feb/17, projecting the residual AIS year-over-year. Then, we calculate the mean depreciation rates of the assets, weighting the depreciation rates of each asset by their weight on residual AIS. After obtaining the expected rate in 2048, at 2.50%, values between Feb/17 and Dec/2048 were interpolated.

·	Operating warehouse: proportion of the Operating warehouse account in relation to between Feb/17 and Dec/2048 were interpolated. between Feb/17 and Dec/2048 were interpolated. applied to Gross BRR of the projected month.

·	Depreciated Usage Index (BRL): segregation of the asset stake other than lands in the sum of Whole IA, using the proportion of sum of the BRR IA assets from the 3rd RTP other than lands.

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	o	In proportion to the Usage Index of lands the annual depreciation rate is not applied.

	o	In proportion to the Usage Index of remaining assets the annual depreciation rate is applied.

·	Net Special Liabilities: adjustment to the Net Special Liabilities accumulated until the prior month by IPCA, deduction of Special Liabilities write-offs of the current month and result depreciation.
·	Deferred assets: if any, evolves with IPCA.
·	Lands and Easements: evolves with IPCA.
·	RGR Balance (PLpT): initially, RGR Balance (PLpT) was adjusted for inflation by IPCA and the depreciation for the period between the 3rd RTP and Feb/17 was deducted. In the following months, projection was conducted by balance adjustment until the prior month by IPCA and result depreciation.
·	RGR Balance (Other Investments): initially, RGR Balance (Other Investments) was adjusted for inflation by IPCA and the depreciation for the period between the 3rd RTP and Feb/17 was deducted. In the following months, projection was conducted by balance adjustment until the prior month by IPCA and result depreciation.

The Incremental BRR (new investments) was transacted by means of the asset additions made and projected for the period after Feb/17, deducted from write-offs related to such assets. Projection of the Incremental BRR accounts was conducted as described below:
·	New Assets (Investments): addition of asset from current month added to adjustment (IPCA) of the sum accumulated until the prior month, deducted from the asset write-offs which were operationalized after Feb/17. Unitizations between Mar/17 and May/17 reversed into 15.0% were considered, following the approach contained in Table 57. Projection was conducted using investments provided in section 4.3.7, reversed into 5%. Reduced stake of reversals was considered in the projection period considering that the additional efforts in asset management and to update the capital and unitization controls shall increase consistency of information and reduce discrepancies which generate such regulatory reversals.

·	Asset Write-offs:
	o	Until Feb/27: void, considering the reduced probability of assets being written-off in the first 10 years.

	o	Mar/27 to Feb/32: 1/3 multiplied by the write-off/AIS ratio of the Secured BRR.

	o	Mar/32 to Feb/42: 2/3 multiplied by the write-off/AIS ratio of the Secured BRR.

	o	From Mar/42 on: full Write-off/AIS ratio of the Secured BRR.

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·	Gross Special Liabilities: additions of Special Liabilities and adjustment by IPCA. The compensation values were added to such account, for violation of indicators, projected between 2019 and 2023, under the provisions of Section One of Clause Nineteen dealing with Temporary Provisions in Technical Note no. 182/2017.

·	Fully Depreciated Assets: considered as void until Feb/32, given the negligible proportion of assets becoming fully depreciated in the period. After such date, escalation was conducted as follows:

	o	Mar/32 to Feb/37: 1/3 multiplied by the mean proportion of the Fully Depreciated Assets/AIS ratio of companies from Northern and Northeastern regions in the 3rd CRTP. The companies considered were: Celtins, Energisa Borborema, Celpe and Cemar.

	o	Mar/37 to Feb/42: 2/3 multiplied by the mean proportion of the Fully Depreciated Assets/AIS ratio of companies from Northern and Northeastern regions in the 3rd CRTP.

	o	From Mar/42 on: mean proportion of the Fully Depreciated Assets/AIS ratio of companies from Northern and Northeastern regions in the 3rd CRTP. After 25 years, Eletrobras Group Companies were considered to be with a level of 100% depreciated similar to the equiparable companies from Northern and

·	Whole Northeastern Usage Index (BRL): regions. multiplication of AIS (New Assets) of each month by the Usage Index/AIS ratio verified in the BRR of the Valuation Report drafted by Setape (delivered on 07/27/2017).

·	Accumulated Depreciation: adjustment of prior Accumulated Depreciation by IPCA and addition of Monthly Depreciation.

·	Mean Depreciation Rate: weighted the investments contained in the Five-Year Investment Plan (PIQ) from 2018 to 2022, provided in the Front 5 Report, by group of assets and their respetive depreciation rates. Segregation of each investment by registration unit of the capital base was conducted according to their large items (e.g.: substation busbars, power converters, reclosers, drivers etc.), when possible. Thus, the Mean Depreciation Rate from investments contained in PIQ was obtained, which resulted into 3.79% of AIS, as may be noted in Table 59. Such rate was maintained constant throughout the 30 years of concession.

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Registration Unit	AIS*	AIS Weight	Dep. Rate
Bus	R$119,925,309	18.5%	2.50%
Coductor/Tower	R$122,827,753	19.0%	2.70%
Power Transformer/Bushing/Switch/Set of Radiators/Protection Device/Voltage Regulator/Monitoring System/Sealing System/Tank	R$22,191,492	3.4%	2.86%
Conductor/Cable/Selection Switch/Panel/Pole/Lightning Rod/Cubicle/Unit Substation/Transformer	R$264,086,884	40.8%	3.57%
Recloser	R$5,952,282	0.9%	4.30%
Measurement Set/Regulator/Transformer	R$5,085,000	0.8%	4.35%
General Equipment	R$20,647,197	3.2%	6.25%
Bank of Capacitors/Key/Radio Communication System	R$23,339,178	3.6%	6.67%
Meter	R$62,548,809	9.7%	7.69%
Total	R$646,603,903	100.0%	3.79%

* AIS Estimation (Operating property, plant and equipment) related to investments mentioned in PIQ (Jan/18 and Dec/22). Investments are in effective currency, at prices quoted in April, 2017. Not including assets from groups 'vehicles, overall IT equipment and systems.

Source: Drafted by company itself.

- Net Special Liabilities: adjustment of net OE from prior month, additional OE and result depreciation. This account was added with the compensation sums for violation of the indicators occurred between 2019 and 2023, as provided for in Section One of Clause Nineteen dealing with Temporary provisions in Technical Note no. 182/2017.

- RGR Balance (PLpT): balance adjustment from prior month by IPCA, addition of assets with RGR resources and result depreciation.

- RGR Balance (Other Investments): balance adjustment from prior month by IPCA, addition of assets with RGR resources and result depreciation.

For each projected RTP, the values calculated for total Base are used, comprised of the sum of Secured BRR and Incremental BRR in the month of the RTP base date (6 months prior to RTP). Specifically in case of Operating warehouse, the mean balance of the 12 months prior to the base date is used. As of the month when the Secured BRR is cancelled, there are only the Incremental BRR accounts (except for the Lands and Easements account).

In relation to projections of the remuneration rates (WACC and RGR), since ANEEL defines that every 3 years calculations shall be adjusted, tariff adjustments occurring as of 2018 shall previously consider new remuneration rates.

The tariff adjustments occurring between 2018 and 2020 shall consider in the calculation of RGR remuneration rates the mean of its composition items in the 5 prior years (2013 to 2017 in the example). Likewise, between 2021 and 2023 new rates shall be considered, calculated based on the period between 2016 and 2020. Such process is repeated until 2048.

Assumptions of projection of the composition items of the remuneration rates of resources obtained by RGR assigned to PLpT and Other Investments may be viewed in Table 60.

Table 60 – Assumptions for Projection of Indices and Rates

Index/Rate	Projection
IPCA	• Projection until 2021: projection provided by the Central Bank (Market Expectancy Series) of March 3, 2017. • Projection after 2021: maintenance of the annual inflation of 2021 on a monthly basis.
RGR/PLPT	• Maintenance of the spread of correction interests of the permanent asset of the 4th cycle (5.00%). • Maintenance of the administration rate of the 4th cycle (1.42%).
RGR/Other Inv.	• Maintenance of the credit risk of the 4th Cycle (2.80%). • Update of TJLP considering a convergence of the rate until 2023, to the pre-crisis value (of 2011), of 6.00%. From 2023 on, the rate of 6.00% is kept.

Source: Drafted by company itself

Table 61 provides the projection for TJLP, used in the remuneration rate of the resources obtained by RGR assigned to other investments. The TJLP adjustment considers a rate convergence until 2023, for the pre-crisis value (2011), at 6.00%. As of 2023, the rate of 6.00% is maintained. Projection was based on the long-term estimates by Banco Bradesco[51].

Table 61 – TJLP Projection

Date	2017	2018	2019	2020	2021	2022	2023	. . .	2046	2047
Annual TJLP	7.35%	7.10%	6.85%	6.60%	6.35%	6.10%	6.00%		6.00%	6.00%

Source: Banco Bradesco

[51] Available through: https://www.economiaemdia.com.br/vgn-ext-templating/v/index.jsp?vgnextoid=065098037f78231oVgnVCM100000882810acRCRD&vgnextfmt=default. Accessed on 03/13/2017.

In projection of the Annual Cost of Real Property Facilities the same parameters currently used by ANEEL were considered, only changing AIS and Usage Index in each RTP and updating the IPCA for the date of each future RTP.

In projection of the Special Liabilities remuneration, values of the remaining items of Portion B of each projected RTP were considered, as well as the nominal risk-free rate parameters, nominal Shareholder's Equity Cost and Shareholder's Equity, as per projected Regulatory WACC, provided in section **Error! Reference source not found..**

c) Results

Results of the projection for Regulatory Reinstatement Quota for the subsequent RTPs until 2043 may be seen in Table 62.

Table 62 – Projection of Regulatory Reinstatement Quota at RTPs

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5ªRTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(1) Fixed Asset in Service	660,191,614	1,029,861,606	1,367,789,746	2,017,685,011	2,752,817,013	3,783,123,779	3,059,288,447	4,413,153,121
(2) Index of Full Use	5,360,649	764,759	1,040,609	1,579,844	2,219,908	3,112,112	2,271,781	3,277,140
(3) Special Obligations	218,437,350	313,628,102	346,193,278	418,157,181	499,593,354	591,563,541	50,724,985	62,400,147
(4) Assets Fully Depreciated	58,900,894	56,881,896	80,839,498	145,296,509	302,609,793	728,658,780	284,068,161	614,670,526
(5) Gross Remuneration Base = (1)-(2)-(3)-(4)	**377,492,720**	**658,586,848**	**939,716,361**	**1,452,651,478**	**1,948,393,958**	**2,459,789,347**	**2,722,223,521**	**3,732,805,308**
(17) Depreciation Rate	3.75%	3.44%	3.47%	3.51%	3.54%	3.62%	3.79%	3.79%
(18) Share of Regulatory Reintegration = (17) * (5)	**14,155,977**	**NA**	**32,634,474**	**51,050,523**	**69,006,643**	**89,077,899**	**103,193,720**	**141,502,732**

Source: Drafted by company itself

Results of projection of the Capital Remuneration for subsequent RTPs until 2043 may be seen in Table 63.

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5ªRTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(1) Fixed Asset in Service	660,191,614	1,029,861,606	1,367,789,746	2,017,685,011	2,752,817,013	3,783,123,779	3,059,288,447	4,413,153,121
(6) Accumulated Depreciation	239,543,999	357,117,763	457,694,010	704,277,244	1,171,604,853	1,850,439,241	1,398,093,427	2,400,029,174
(7) Net AIS (Market Value in Use)	420,647,615	672,743,843	910,095,737	1,313,407,768	1,581,212,159	1,932,684,538	1,661,195,020	2,013,123,946
(8) Depreciated Use Index	5,292,999	672,451	1,006,096	1,527,534	2,147,337	3,011,104	2,188,664	3,157,240
(9) Value of the Remuneration Base (VBR)	415,354,616	672,071,392	909,089,641	1,311,880,233	1,579,064,822	1,929,673,435	1,659,006,357	2,009,966,706
(10) Storeroom in Operation	1,028,100	1,450,450	1,944,796	3,089,610	4,188,015	5,320,524	5,862,169	7,988,761
(11) Deferred Asset	0	0	0	0	0	0	0	0
(12) Net Special Obligations	192,477,201	274,012,020	278,896,310	297,001,777	297,198,307	292,189,137	26,911,172	27,381,050
(13) Land and Easement	986,875	2,060,794	2,318,244	2,738,758	3,369,126	4,144,584	5,098,526	6,272,033
(14) Total Net Remuneration Base = (1)-(6)-(8)-(12)+(10)+(11)+(13)	**224,892,390**	**401,570,615**	**634,456,371**	**1,020,706,823**	**1,289,423,657**	**1,646,949,406**	**1,643,055,880**	**1,996,846,450**
(15) RGR PLPT Balance	0	0	0	0	0	0	0	0
(16) RGR Balance Other Investments	30,805,779	34,503,034	35,952,143	37,222,475	39,107,970	41,405,140	44,158,086	47,421,922
(19) Real WACC before taxes	11.36%	NA	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%
(20) Real RGR/PLPT rate	1.35%	NA	0.00%	1.13%	2.10%	2.10%	2.10%	2.10%
(21) RGR Balance Other Investments	3.62%	NA	2.00%	4.44%	4.40%	4.38%	4.38%	4.38%
(22) Capital Remuneration without Special Obligations (RCsOE)	**23,163,409**	**NA**	**68,607,659**	**113,208,269**	**143,544,621**	**183,930,766**	**183,297,567**	**223,200,581**

Source: Drafted by company itself

Results of projection of the Capital Remuneration of Special Liabilities for subsequent RTPs until 2043 may be seen in Table 64.

Description	3rd RTP Nov/13	Report Feb/17	4th RTP Nov/19	5ª RTP Nov/23	6th RTP Nov/28	7th RTP Nov/33	8th RTP Nov/38	9th RTP Nov/43
(3) Special Obligations	218,437,350	313,628,102	346,193,278	418,157,181	499,593,354	591,563,541	50,724,985	62,400,147
(23) Cost of nominal Own Capital (rp)	NA	ND	12.27%	12.27%	12.27%	12.27%	12.27%	12.27%
(24) Rate Free from Nominal Risk (rf)	NA	ND	4.89%	4.89%	4.89%	4.89%	4.89%	4.89%
(25) Taxes and Contributions on the Income (t)	NA	ND	34.00%	34.00%	34.00%	34.00%	34.00%	34.00%
(26) Participation of the Own Capital	NA	ND	51.24%	51.24%	51.24%	51.24%	51.24%	51.24%
(27) CAOM / (CAOM+QRR+RCsOE+CAIMI)	NA	ND	48.96%	40.00%	40.12%	39.76%	45.79%	46.66%
(28) Remuneration of Special Obligations	NA	ND	4,856,475	4,791,742	5,742,114	6,738,427	665,409	834,217

Source: Drafted by company itself

Results of projection of the Annual Cost of Personal and Real Property for subsequent RTPs until 2043 may be seen in Table 65.

Description	Nov/13	Feb/17	Nov/19	Nov/23	Nov/28	Nov/33	Nov/38	Nov/43
(1) Regulatory Annuity Base (BAR)	42,954,932	ND	114,134,598	162,232,507	217,542,948	293,479,693	254,567,688	357,586,663
(2) Annuity Base - Infrastructure of real estate and personal property adm. (BARA)	10,738,733	ND	51,360,569	73,004,628	97,894,327	132,065,862	114,555,460	160,913,999
(3) Annuity Base - Vehicles (BARV)	10,738,733	ND	13,696,152	19,467,901	26,105,154	35,217,563	30,548,123	42,910,400
(4) Annuity Base - IT Systems (BARI)	21,477,466	ND	49,077,877	69,759,978	93,543,468	126,196,268	109,464,106	153,762,265
(5) Annuity - Infrastructure of real estate and personal property adm. (CAL)	994,861	ND	4,753,771	6,757,076	9,060,787	12,223,595	10,602,888	14,893,687
(6) Annuity - Vehicles (CAV)	2,144,065	ND	2,733,364	3,885,241	5,209,849	7,028,428	6,096,540	8,563,700
(7) Annuity - IT Systems (CAI)	5,272,272	ND	12,043,405	17,118,664	22,954,984	30,967,777	26,861,809	37,732,301
(8) CAIMI = (5)+(6)+(7)	8,411,198	ND	19,530,539	27,760,981	37,225,620	50,219,800	43,561,237	61,189,688

Source: Drafted by company itself

4.3.9. Tariff Transactions

From composition of the previusly identified items, values for Portion A and Portion B are projected and, accordingly, the Required Revenue is found for each tariff year.

There are some specificities in tariff adjustments between 2017 and 2019.

In 2017, as mentioned in NT no. 149/2017 and NT no. 247/2017, the difference between the flexibilized regulatory level of Operating Costs and the recognized in the tariff process for 2016 (difference calculated in NT no. 149/2017), adjusted by IPCA between the date of 2016 tariff process and the date of 2017 tariff process, should be added to Portion B. For 2018, first year of the new concession, the Operating Costs are assumed to be equal to those in 2017, adjusted by IPCA (such value shall be reduced following the bidding criterion).

In such regard, the following methods were used:

(a) value of the difference between the flexibilized regulatory level of Operating
Costs and that recognized in the 2016 tariff process was adjusted by accumulated
IPCA and added to VPB in 2017;
(b) the tariff coverage of Operating Costs in Portion B in 2017 was estimated, as per
PRORET 2.2A, formula (1) in paragraph 13, section 3.1, previously provided herein in Equation 16;
(c) the new 2017 operating cost was obtained by adding (a) and (b).
(d) stake of (c) in 2017 VPB was applied to 2018 VPBo, obtaining the estimated coverage of Operating Costs for 2018;
(e) the IPCA accumulated in one year was applied, decreased of the X Factor, in (c).
The difference between such value and (d) was applied to 2018 VPB.
In 2019, there shall be special readjustment. For implementation thereof, the tariff coverage of Annual Asset Cost (CAA, comprised of the sum of Capital Remuneration, Regulatory
Reinstatement Quota and annuity of personal and real property) was estimated using similar method to the calculation of the tariff coverage of Operating Costs. Such value was excluded from
VPB and CAA projection for 2019 was added. Projection includes the secured and incremental base reports.
It should also be mentioned that for the period between 2017 and 2022, the regulatory limits for non-technical losses were flexibilized, being replaced with the mean between the verified and regulatory non-technical losses noted in 2016. Such procedure was not adopted for
AmE and Boa Vista Energy, because their technical losses were flexibilized by the Homologation
Resolution no. 2.184/2016.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	155

Table 66 – Estimates for Required Revenue, VPA and VPB for Eletroacre (Nominal BRL Million)
		RA1	VPA	VPB
Regulatory Year	Reference Period	Required Revenue	Value of Portion	Value of Portion
			A	B
2017	Nov/16 - Oct/17	R$479.36	R$274.60	R$204.76
2018	Nov/17 - Oct/18	R$527.73	R$300.31	R$227.41
2019	Nov/18 - Oct/19	R$606.67	R$323.90	R$282.77
2020	Nov/18 - Oct/20	R$660.42	R$349.88	R$310.54
2021	Nov/20 - Oct/21	R$716.38	R$377.63	R$338.75
2022	Nov/21 - Oct/22	R$777.08	R$406.26	R$370.82
2023	Nov/22 - Oct/23	R$751.15	R$417.92	R$333.22
2024	Nov/23 - Oct/24	R$801.68	R$445.60	R$356.08
2025	Nov/24 - Oct/25	R$855.48	R$475.41	R$380.07
2026	Nov/25 - Oct/26	R$911.91	R$506.98	R$404.93
2027	Nov/26 - Oct/27	R$970.49	R$540.63	R$429.86
2028	Nov/27 - Oct/28	R$997.67	R$574.04	R$423.63
2029	Nov/28 - Oct/29	R$1,064.17	R$612.06	R$452.11
2030	Nov/29 - Oct/30	R$1,133.95	R$652.08	R$481.88
2031	Nov/30 - Oct/31	R$1,207.13	R$694.25	R$512.88
2032	Nov/31 - Oct/32	R$1,284.95	R$739.27	R$545.68
2033	Nov/32 - Oct/33	R$1,331.74	R$784.76	R$546.98
2034	Nov/33 - Oct/34	R$1,418.59	R$837.06	R$581.53
2035	Nov/34 - Oct/35	R$1,511.05	R$892.90	R$618.14
2036	Nov/35 - Oct/36	R$1,609.63	R$952.36	R$657.27
2037	Nov/36 - Oct/37	R$1,714.43	R$1,015.67	R$698.76
2038	Nov/37 - Oct/38	R$1,685.55	R$1,076.74	R$608.81
2039	Nov/38 - Oct/39	R$1,794.25	R$1,147.82	R$646.44
2040	Nov/39 - Oct/40	R$1,909.97	R$1,223.65	R$686.33
2041	Nov/40 - Oct/41	R$2,033.02	R$1,304.36	R$728.66
2042	Nov/41 - Oct/42	R$2,163.84	R$1,390.23	R$773.61
2043	Nov/42 - Oct/43	R$2,253.50	R$1,474.42	R$779.08
2044	Nov/43 - Oct/44	R$2,401.19	R$1,570.89	R$830.29
2045	Nov/44 - Oct/45	R$2,559.00	R$1,673.81	R$885.18
2046	Nov/45 - Oct/46	R$2,728.38	R$1,783.29	R$945.10
2047	Nov/46 - Oct/47	R$2,909.63	R$1,899.76	R$1,009.87

Source: Drafted by company itself

PwC | Loeser e Portela Advogados | Siglasul		Preparado para BNDES		156

Assuming the event that the financial components shall be neutral throughout the period, the tariff adjustments are obtained by the direct comparison between Required Revenue and verified revenue in the reference period.

Graph 25 – Tariff adjustments (%)

20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
-10.00%
17.9%
11.8%
3.8%
9.7%
3.7%
3.8%
3.8%
-7.3%
2.4%
2.6%
2.6%
2.5%
-0.9%
2.9%
3.0%
3.1%
3.1%
0.4%
3.3%
3.3%
3.3%
3.3%
-4.6%
3.4%
3.4%
3.4%
3.4%
1.2%
3.6%
3.6%
3.7%
3.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
2045
2046
2047

Source: Drafted by company itself

As indicated in Technical Note 247/2017 payments related to loans contracted with RGR related to designation period shall have tariff recognition as components of Portion A.

Since such tariff recognition follows the neutrality concept, the component was not considered in calculation of Portion A, since its consideration was also not considered for the purpose of this appraisal.

5. Analysis of the Distributor

The Company's purpose is the provision of electric power services, defined in the concession contract as performing studies; developing projects; and construction and operation of production plants, substations, transmission lines, and electric power distribution networks; as well as development activities in the different energy fields, where all activities are regulated by the Brazilian Electricity Regulatory Agency – ANEEL, a department of the Ministry of Mines and Energy – MME.

In 2015, Eletroacre distributed 856.8 GWh of energy to approximately 245 thousand consuming units. The electric power supply to all of Acre is made through the National Interconnected System SIN (80%) and through thermoelectrical power stations (20%).

The Concession Contract No. 06/2001 – formed with the Brazilian Electricity Regulatory Agency (ANEEL), was signed on 02/12/2001, and expired on 07/07/2015, when on 07/22/2016 at the Eletrobras 165th Extraordinary General Meeting it was decided not to renew the concession. Currently, Eletrobras has been designated to the provision of the utility of energy distribution, pursuant to Ordinance MME no. 421/2016. The ordinance of the Ministry of Mines and Energy no. 422, of August 3, 2016, aimed at guaranteeing the continuity of service in the concession area of the State of Acre, designated the Company as responsible for the provision of electricity distribution until the assumption by anew concession holder, or until December 31, 2017, whichever occurs first.

It is assumed in the Distributor's financial valuation that a new concession contract will be signed with the granting authority by 03/01/2018. Upon the closing of the year on Dec/2016, the Company presented a net loss in the amount of R$ 143,929 thousands, increasing the accumulated loss to R$ 749,161 thousands and presenting shareholders equity in the amount of R$ 273,777 thousands on December 31, 2016, as well as current liabilities higher than current assets (negative working capital) of R$ 89,367 thousands.

5.1. Historical Financial Statements

The period considered in the historical analyses of the Company's financial statements corresponds to the interval between 2014 and 2016. The following indicators were based on the historical audited financial statements of the Company.

Figure 20 – Historical Financial Indicators

Financial indicators	2014	2015	2016
Total Financial Debt to Total Assets	0.28	0.31	0.33
Long term financial debt to Total Assets	0.24	0.22	0.32
Current Ratio	1.10	0.67	0.81
Net Revenues growth	n.a.	6.8%	7.5%
Costs and Expenses growth	n.a.	78.6%	-15.7%
EBITDA margin	26.6%	-25.1%	2.8%
Net margin	6.9%	-46.3%	-33.5%

Three indicators were analyzed in order to measure the Company's levarege levels and its capacity to honor its short term obligations: the total financial indebtedness per total assets, the long-term indebtedness per total assets, and the current ratio.

Eletroacre presented increasing indebtedness indexes over the last years, especially with respect to long-term indebtedness. The Company's current ratio decreased significantly in 2015 as a result of the increase of short-term obligations with suppliers. In 2016, the company presented a slight recovery in the current ratio, based on the reduction in short-term loans and the improvement of the balance between regulatory assets and liabilities, composed, in great part, of the Compensation Account from Variation of the items of Portion A ("CVA"). However, the ratio between the Company's long-term indebtedness and its total assets increased in 2016, which explains the leverage increase followed by a current ratio increase. In fact, the company paid short-term loans but is taking out more long-term loans.

In order to assess the Company's operating performance, the growth rates of the net operating revenues and the operating costs and expenses were analyzed. Regarding the Distributor's net revenues, an average annual growth rate ("CAGR") of 7.14% was observed during the period analyzed, with a CAGR of 22.69% for the operating costs and expenses. The observed evolution of the revenues and expenditures of the Company directly impact the profitability indicators presented and discussed below.

The EBITDA margin of Eletroacre decreased abruptly between 2014 and 2015, from 26.6% to the negative mark of -25.1%. In 2016, the company achieved a partial recovery, reaching EBITDA margin of 2.8%. The same behavior was observed regarding the net margin, which was 6.9% in 2014, reached -46.3% in 2015 and, in 2016, reached -33.5%.

The Company's historical audited financial statement data used in the analysis of the mentioned indicators are shown below.

Figure 21 – Summarized Income Statements

Income Statement (R$ thousand)	2014	2015	2016
Net Revenues	374,145	399,501	429,499
Total Costs and Expenses	(288,808)	(515,902)	(434,765)
EBITDA	**99,599**	**(100,230)**	**12,041**
Depreciation and Amortization	(14,262)	(16,171)	(17,307)
EBIT	**85,337**	**(116,401)**	**(5,266)**
Financial Result	(59,407)	(68,370)	(138,663)
Non-operating income	-	-	-
EBT	**25,930**	**(184,771)**	**(143,929)**
Income Tax	-	-	-
Net Income / (loss)	**25,930**	**(184,771)**	**(143,929)**

Figure 22 – Summarized Balance Sheet

Summarized Balance Sheet (R$ thousand)	2014	2015	2016
Total financial debt	233,563	283,209	369,444
Long term financial debt	201,731	202,656	360,653
Total assets	846,702	915,320	1,124,174
Current assets	222,294	284,632	370,027
Current liabilities	201,273	424,174	459,394

The Distributor's Historical Audited Financial Statements are presented in the next tables. Additionally, the financial due diligence analyses performed to support the economic valuation are also presented, as well as financial indicators related to the end of the 2016 financial year.

Figure 23 - Balance Sheet

Assets

In R$ thousand	Dec-15	Dec-16
Cash and cash equivalents	18,501	16,006
Clients – short term	100,757	85,139
Taxes and social contributions – short term	7,593	7,643
Assets destined to sale - short term	86	86
Indemnification right – short term	84,655	103,458
Inventory	1,883	2,226
Ongoing services	7,016	9,332
Regulatory assets - short term	41,765	104,265
Other assets – short term	22,376	41,872
Current assets	**284,632**	**370,027**
Clients – long term	28,805	41,902
Taxes and social contributions – long term	1,971	1,897
Collaterals and deposits in court - long term	7,029	7,377
Indemnification right – long term	240,374	243,030
Financial asset – public utility concessions	303,125	420,227
Intangible assets	40,229	31,081
Fixed assets	9,155	8,633
Non-current assets	**630,688**	**754,147**
Total assets	**915,320**	**1,124,174**

Liabilities

In R$ thousand	Dec-15	Dec-16
Suppliers - short term	210,742	258,015
Loans – short term	80,553	8,791
Taxes and contributions	31,834	52,495
Indemnification obligations - short term	13,259	-
Post-employment benefit – short term	585	625
Regulatory liabilities - short term	29,509	69,983
Research and development – short term	20,522	23,688
Industry charges - short term	7,042	20,157
Estimated obligations	4,417	7,209
Other liabilities – short term	25,711	18,431
Current liabilities	**424,174**	**459,394**
Suppliers - long term	256,159	255,278
Loans – long term	202,656	360,653
Payable taxes	415	98,676
Industry charges – long term	12,787	69,462
Advance for future capital increase (AFAC)	407	208
Post-employment benefit – long term	10,968	8,032
Provisions for lawsuits	137,252	146,051
Indemnification obligations - long term	185	197
Other liabilities – long term	**620,829**	**938,557**
Capital stock	475,789	475,789
Other comprehensive results	(240)	(405)
Accumulated losses	(605,232)	(749,161)
Net equity	**(129,683)**	**(273,777)**
Total liabilities	**915,320**	**1,124,174**

Source: Audited trial balances

Figure 24 – Income Statements

In R$ thousand	FY15	FY16
Net revenue	399,501	429,499
Operating Cost	(515,902)	(434,765)
Cost of Electricity	(239,107)	(243,541)
Electricity bought for resale	(227,381)	(249,686)
Charges for use of transmission grid	(7,434)	(4,641)
Fuel for electricity production	(147,814)	(131,706)
Recovery of expenses - CCC	143,522	142,492
Operations Cost	(240,812)	(131,432)
Labor, materials, and third parties services	(96,171)	(100,755)
Depreciation and amortization	(16,171)	(17,307)
Others	(128,470)	(13,370)
Construction Cost	(35,983)	(59,792)
Gross Profit	**(116,401)**	**(5,266)**
Depreciation and amortization	35,931	42,629
Financial revenue	(104,302)	(181,292)
Financial expenses	(68,370)	(138,663)
Financial result	**(184,771)**	**(143,929)**
Net profit (loss)	**(184,771)**	**(143,929)**

Source: Audited trial balances and audited financial statements

Figure 25 – Quality of Earnings

In R$ thousand	FY15 (Audited)	FY16 (Audited)
Net revenue	**399,501**	**429,499**
Net profit (loss)	**(184,771)**	**(143,930)**
Add-backs (reversions)	**84,543**	**155,972**
Financial results	68,371	138,663
Depreciation/amortization	16,172	17,308
IR and CSLL	-	-
Reported EBITDA	**(100,228)**	**12,042**
% on net revenue	*(25%)*	*3%*
Reclassifications	**49,695**	**(38,431)**
1 Reclassification of impairment provisions	54,924	(54,924)
2 Reclassification of SEFAZ fines	-	16,580
3 Regulatory penalties due to energy quality and default towards CCEE	18,914	12,268
4 Reclassification of the new replacement value	(24,142)	(12,355)
Accounting adjustments	-	-
Normalization adjustments	**49,011**	**24,900**
5 Normalization of expenses with PCLD	5,810	4,612
6 Financial impacts due to write-off of CCC credits by ANEEL	48,978	29,097
7 Normalization of expenses with inspection in consumption units	(7,062)	(4,248)
8 Normalization of the revenue from excess demand and excess of reactive power	1,285	(3,529)
9 Normalization of lent employees (World Bank)	(0)	(1,033)
Tax and labor adjustments	**(5,315)**	**(4,292)**
10 Tax, labor, and social security impacts	(5,315)	(4,292)
Adjusted EBITDA	**(6,837)**	**(5,781)**
% on net revenue	*(2%)*	*(1%)*
Non-quantified adjustments	**NQ**	**NQ**
11 Employee insourcing	NQ	NQ
Other considerations	**(2,042)**	**2,936**
12 Potential normalization of provision for contingencies	(2,042)	2,936
13 Potential risk of change in the CVA values	NQ	NQ
14 Costs with new structure/Company's integration	NQ	NQ
15 Undue charges - Angra 3	-	NQ
16 Other potential adjustments	NQ	NQ

Source: Audited financial statements and PwC analyses

Figure 26 – Due Diligence Working Capital

In R$ thousand	Dec-16
Clients – short term	85,139
Taxes and social contributions – short term	7,643
Indemnification right – short term	103,458
Inventory	2,226
Regulatory assets - short term	104,265
Other assets – short term	41,872
Suppliers - short term	(258,015)
Taxes and contributions	(52,495)
Regulatory liabilities - short term	(69,983)
Industry charges - short term	(20,157)
Estimated obligations	(7,209)
Other liabilities – short term	(18,431)
Reported net working capital	**(81,687)**
CCC past due and installment payment amounts to be received	NQ
Suppliers with past due credits	203,047
Installment payment of taxes – short term	12,368
Reclassification of related parties	(539)
Other liabilities – short term	4,967
Inventory with low recoverability expectation	(1,296)
Clients with past due and installment payments	(13,177)
Other assets – short term	(6,357)
Other liabilities – short term	568
Reclassification and adjustments	**199,581**
Adjusted net working capital	**117,894**

Source: Financial Due Diligence Report

Figure 27 – Due Diligence Net Debt

In R$ thousand	Dec-16
Cash and cash equivalents	16,006
Loans – short term	(8,791)
Loans – long term	(360,653)
Net financial indebtedness	**(353,438)**
Collaterals and deposits in court - long term	7,377
Indemnification right - long term	243,030
Post-employment benefit – short term	(625)
Research and development – short term	(23,688)
Suppliers - long term	(255,278)
Payable taxes	(98,676)
Post-employment benefit - long term	(208)
Provisions for lawsuits	(8,032)
Indemnification obligations - long term	(146,051)
Other liabilities - long term	(197)
Other debt items	**(282,348)**
Reported net indebtedness	**(635,786)**
CCC past due and installment payment amounts to be received	NQ
Suppliers with passt due credits	(203,047)
Installment payment of taxes – short term	(12,368)
Reclassification of related parties	539
Other liabilities - short term	(4,967)
Reclassification and adjustments	**(219,843)**
Adjusted net indebtedness	(855,629)

Source: Financial Due Diligence Report

Figure 28 – Due Diligence Financial Indicators

Eletroacre	2016
EBITDA Margin	-1.35%
Net Debt / Net Revenues	2.0 x
Working Capital / Net Revenues	27.45%

6. Valuation

6.1. Methodology

Valuation of the company was performed using the Discounted Cash Flow method, based on projected profits.

This method estimates the value of a company or business based on the net present value of the projected cash flows for that company or business. The projections consider the cash inflows and outflows, including investments required for the maintenance and/or expansion of the Company, treating the business as a going concern. These projections are related to the business plan developed by the administration of the Company, the prospects of the electric sector in Brazil, as well as macroeconomic considerations. The final valuation under the DCF method reflect the value of tangible and intangible assets and liabilities that contribute for the future free cash flows of the Company.

The Free Cash Flow to the Firm (FCFF) approach was adopted, where the cash flows from operational and investment activities are considered, but not debt or financing activities. The net present value of the projected FCFF was calculated using a discount rate equivalent to the Company's weighted average cost of capital, resulting in a total operational value of the company ("Enterprise Value", or "EV"). The Company's Net Debt is subtracted from the EV as are the non-operational assets and liabilities, resulting in a valuation of 100% of the company's shares ("Equity Value").

6.2. Discount Rate

The discount rate was calculated using the weighted average cost of capital (WACC) methodology. This methodology considers the cost of equity and the cost of debt, weighted by the Company's leverage raio after taxes according to the equation below:

$$WACC = Kd\ x\ [1 - T]\ x\ \frac{D}{D + E} + Ke\ x\ \frac{E}{E + D}$$

Where:

WACC = Weighted Average Cost of Capital;

Kd = Cost of Debt;

Ke = Cost of Equity;

D = market value of the firm's debt;

E = market value of the firm's equity; and

T = corporate tax rate

The cost of the debt was calculated based on the SELIC projections, provided by Boletim Focus – BACEN, presented in section 10.3. The spread over SELIC observed for the Brazilian electricity distributors average cost of debt was added to the SELIC projections.

The cost of Equity was estimated using the Capital Asset Pricing Model (CAPM). This methodology estimates the Cost of Equity based on the return of a risk-free asset plus a premium that represents the additional return required by shareholders to invest in the riskier asset.

The CAPM formula used is presented below:

$$Ke = \left[\frac{\left(1 + (Rf + \beta xMRP + CR)\right)x\,(1 + r_{BRL})}{(1 + r_{USD})}\right] - 1$$

Where:

K_e = Cost of Equity;

R_f = Risk-Free Rate: T-Bond 10Y - 10 years average yield
(period from Dec/06 to Dec/16, source: Bloomberg);

β = Beta of the security;

r_{BRL} = Brazilian Inflation Rate: 10 years IPCA
projections (Base Date: 12/31/2016, source: BACEN);

r_{USD} = US Inflation Rate: 10 years CPI projections

(Base Date: 12/31/2016, source: Congressional Budget Office of the United States);

MRP = Market Risk Premium

(source: 2016 Valuation Handbook - Guide to Cost of Capital);

CR = Country Risk: JP Morgan EMBI+ INDEX 10 years average
(*Emerging Market Bond Index*, period from Dec/06 to Dec/16, source: *Bloomberg*);

The available data for the comparable companies listed below was used to determine unlevered Beta and the projections of leverage ratio. The data was extracted from Bloomberg, according to the table below.

Table 67 - Unlevered Beta of comparable companies

Company	Unlevered Beta
ENERGISA	0.50
EQUATORIAL	0.58
COSERN	0.35
COELBA	0.17
COELCE	0.35
CPFL	0.56
EDP	0.66
ELETROPAULO	0.28
CEMIG	0.62
LIGHT	0.57
COPEL	0.56
CELESC	0.38
Average	**0.47**

Due to the high leverage ratio expected for the initial projected years, the variable discount rate approach (rolling WACC) was used. This approach considers the impact of changes to the capital structure that occur during the projection period.

The following variable assumptions were considered for the rolling WACC projections:

- Brazilian inflation projected by BACEN (IPCA):
- American inflation projected by the Congress Budget Office (CPI); and
- Variable leverage ratio based on two selected groups of comparable companies (higher leverage ratio during the first years and lower leverage ratio by the end of the projection period).

Considering the projected variatiabons of these parameters, the Discount Rates (rolling WACC) used to calculate the net present value of the projected cash flows are shown below:

Figure 29 - Rolling WACC

Parameters:	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	> 2026
Rate Free from Risk (Rf)	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%	2.78%
Country Risk	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%	2.53%
Market Premium	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%	6.90%
Unlevered Beta (βu)	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43	0.43
% Debt (Kd) - [D/(D+E)]	54.0%	50.7%	47.3%	44.0%	40.6%	37.3%	33.9%	30.6%	27.3%	23.9%	23.9%
% Equity (Ke) - [E/(D+E)]	46.0%	49.3%	52.7%	56.0%	59.4%	62.7%	66.1%	69.4%	72.7%	76.1%	76.1%
Taxes rate - IRPJ/CSLL	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%	34.0%
Levered Beta (βL)	0.76	0.72	0.68	0.65	0.62	0.59	0.57	0.55	0.53	0.52	0.52
Size Premium	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Inflation - Brazil	4.33%	4.43%	4.36%	4.31%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%	4.23%
Inflation – USA	2.40%	2.30%	2.30%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%
Cost of Equity	**12.62%**	**12.55%**	**12.22%**	**11.83%**	**11.55%**	**11.37%**	**11.21%**	**11.06%**	**10.93%**	**10.81%**	**10.81%**
Selic	10.71%	9.07%	9.03%	8.87%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%	8.73%
Spread	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%	0.64%
Debt Cost	11.35%	9.71%	9.67%	9.51%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%	9.37%
Debt Cost – Post-Tax	**7.49%**	**6.41%**	**6.38%**	**6.28%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**	**6.18%**
WACC in current BRL (Post-Tax)	**9.85%**	**9.44%**	**9.46%**	**9.39%**	**9.37%**	**9.44%**	**9.50%**	**9.57%**	**9.64%**	**9.71%**	**9.71%**

6.3. Assumptions

General Considerations

The valuation approach employed was a Discounted Cash Flow using Free Cash Flow to the Firm (FCFF) discounted by the Weighted Average Cost of Capital (WACC), which results in the Enterprise Value (EV), after adjustment for net debt and non-operational assets and liabilities, representing the Fair Value of 100% of the Company's shares (Equity Value).

The projections assume a base date December 31,2016, the same used by BNDES and the Consortium for their other analyses related to this project (e.g., Due Diligence). The base date was selected considering the availability of required information and documents.

The Distributor currently has permission to operate as the public electric distributor until December 31, 2017. Our projections considered an extention of this permission until February, 28, 2018, when a new concession contract would be signed, as contemplated under the terms of the Contract Draft made public by Aneel that establishes a concession period of 30 years (from March 1,2018 to February 29, 2048).

The Cash Flows projections therefore considerd the period from January 1, 2017 to February 29, 2048. However, the business value is based only on the Cash Flows projected for the period from March 1, 2018 to February 29, 2048, as decided by BNDES and the Consortium. This period corresponds to the best assumption for the entry of new investors and the start of a new concession contract. The cash flows were projected in current-day Reais (BRL) (taking into account inflation effects) and discounted at a variable WACC rate according to the calculations previously presented. From the valuation base date (Dec. 31, 2016) to the estimated date for the start of the new concession contract (Mar. 1, 2018), only the Brazilian inflation rate (IPCA) was included in the discount factor. This approach was used in order to assure the business risk would not affect the period prior to the entry of the potential investor.

Operating Assumptions
Market demand:
The operational assumptions are based on projected energy consumption as it relates to:
·	Regulated Market: the amount of energy consumed by the clients of the Residential, Commercial, Industrial, Rural and Other Classes, who pay the distributor both for the Free consumed Consumers: energy the amount and the of distribution energy consumed service.

·

Free Consumers: the amount of energy consumed by the clients of Commercial and Industrial classes that pay the Distributor only for the distribution service, negotiating the price of the consumed energy directly with other market participants.

·	Supplied Distributors: the amount of energy delivered to another energy distribution company that serves consumers outside the concession area of the Distributor.

·

Regulatory Allowance for Energy Losses: the amount of energy the Distributor would have as a write-off due to Technical Losses, Non-Technical Losses, and Losses in the High Voltage Network, according to the efficiency limits established by Aneel.

·

Regulatory Allowance for Contracted Energy: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulatory Market, Free Consumers, and Supply), considering its Regulatory Allowance for Energy Losses.

·

Verified Energy Losses: the amount of energy equivalent to the difference between the sum of purchased and self-generated energy and the billed energy (Regulatory Market, Free Consumers, and Supply), considering Technical Losses, Non- Technical Losses, and Losses in the High Voltage Network. This amount can be different from the Regulatory Allowance for Energy Loss. When the difference between the Verified Losses and the Regulatory Allowance for Energy Losses (in terms of amount of energy), is over the tolerance limit established by ANEEL, a portion of the losses is not passed on by the Distributor as tariff, which negatively impacts the value of the Company.

·

Required Energy Supply: the amount of energy the Distributor needs to generate or buy to supply the consumers (Regulated Market, Free Consumers, and Supply), considering its index of Verified Energy Losses.

·

Excess Contracted Energy: the excess amount of energy the Distributor generates or buys in relation to the Required Energy Supply. This variable was projected according to the contracted amounts informed by the Company’s Distribution Board. Aditionally, the perspectives of adequacy of the Energy Balance with the achievement of an optimum level of 3% of Excess Contracted Energy were considered. Such optimum level is established in order to guarantee a safety margin to the supply of the demand for energy. Considering a scenario where the Regulatory Allowance for Energy Losses and the Verified Energy Losses were equivalent, the Distributor would be paid by the generation and purchase of energy exceeding the

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demand up to the upper limit of 5% of Excess Contracted Energy calculated on the Regulatory Allowance for Contracted Energy.

·

Self-Generation: the amount of energy the Distributor itself generates through  power stations and generators. As explained in this report, because Portion A was considered neutral, we did not explicitly consider the volume of self-generated energy in the projections, although its effects are implicit in the Working Capital projections.

·	Energy Purchase: the amount of energy bought by the Distributor to supply its consuming market, equivalent to the Required Energy Supply added to the Excess Contracted Energy.

·	VPA Volume: the amount of energy distributed to the Regulated Market consumers and the Supplied Distributors, who pay for the cost of the energy they consume.

·	VPB Volume: the amount of energy distributed to the Regulated Market consumers, Free Consumers, and Supplied Distributors, who only pay for the cost of the energy distribution services.

Electricity Rate

The Electricity Rate, the sale price of the electric power to the consumers in R$/MWh, is composed of Portions A and B. The former relates to the cost of energy production and other nonmanagement costs, and the latter relates to returns to investment and the operational margin inherent in the electric power distribution service. The Electricity Rate is adjusted or revised on an annual basis by ANEEL.

Our analyses considered the net value of the Electricity Rate meaning the taxes are not projected separately.
· Portion A
Portion A considers five factors in its calculation: Energy Costs, Transportation Costs, Sector Charges, Finance Charges, and Bad Debt.

The calculation method applied for Portion A considers that its components should not have an impact on the business value (neutrality), since eventual gains or losses related to estimates made during the rate adjustment are neutralized in the adjustment the following year.

However, there are two cases where the principle of neutrality of Portion A is not applicable:

i - When the Cost of Capital of the Distributor is different from the Adjustment Rate applied on the Finance Charges. In such case, the impact will be the difference between the net present values calculated using the different rates. Considering that the difference between the rates is not relevant, the Finance Charges were not projected. Thus, we consider the costs related to Energy Purchase, Transportation, and Sector Charges (R$/MWh) as they are used in the Electricity Rate calculatione.

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ii - When the amount (MWh) of Required Energy Supply is over the limit of 105% of the Regulatory Allowance for Contracted Energy. In such case, the impact is considered in a portion of the costs related to Energy Purchase and Transportation that is not considered in the Electricty Rate calculation. Such an impact is considered in the valuation, as detailed in this report.

a) Energy Cost
The energy cost is calculated from the Weighted Average Cost of the Energy, in R$/MWh, considering the Energy Purchase Contracts.

Some Energy Purchase Contracts, as is the case for Self-Generation, have a different approach from the Portion A calculation methodology, using costs from the last energy auctions in the regulated market in order to balance the energy costs to consumers from different distributors operating in the Brazilian market.

In these cases, the differences between the effective cost of energy to the Distributor and the cost considered in Portion A is repaid to the Distributor through CCC. Since the projections assume the neutrality of Portion A, such differences were not considered. However, the financial impact related to the period between the payments of Energy Purchase Costs and the CCC repayments is considered in the projections of the Distributor’s Working Capital needs.

The Consortium observed recent cases in the electric power distribution sector where this difference is directly paid to the party responsible for the power generation, and does not impact the distributor’s Working Capital needs and, therefore, does not present a financial impact for the company. This observed trend supports the assumption of neutrality of Portion A considered in the projections, as well as the assumption of normalization of Working Capital levels based on the average financial indicators for the electricity distribution sector, as discussed in next sections.

The costs informed in the last Distributor’s rate adjustment were used to define the Weighted Average Cost of Energy as of the base date. The referred average cost was projected considering inflation rate assumptions. Since the monetary adjustments are carried out in the following year through the Finance Charges, which were not considered in the valuation, we considered the costs used in the calculation of Portion A to be equivalent to the effective Energy Purchase Costs.

Thus, the fraction of Portion A related to the Energy Purchase Cost has a negative financial impact in the cases where the considered Energy Purchase is more than 5% higher than the Regulatory Allowance for Contracted Energy.

b) Transportation Costs
The transportation costs refer to the SIN transmission system. The Transportation Cost sare paid by the Distributor in order to receive the purchased energy.

Transportation Costs were projected based on the relation between the Transportation Cost and the Energy Cost (in R$/MWh) observed in the last Distributor’s rate adjustment. The calculations consider the schedule of interconnections estimated for the Distributor.

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Thus, the fraction of Portion A related to the Transportation Cost has a negative financial impact in the cases where the Required Energy Supply is more than 5% higher than the Regulatory Allowance for Contracted Energy.

c) Sector Charges
The energy distributors collect the applicable Sector Charges from their consumers and transfer the values to the sector funds.

The Sector Charges were projected based on the values considered in the last available rate adjustment. The base values were adjusted considering the projections for the inflation rate.

Due the the assumption of neutrality of Portion A, the Sector Charges do not present financial impact in the valuation. However, the financial impact related to the period between the payment of Sector Charges and the receipt from the consumers is considered in the projections of the Distributor’s Working Capital needs.

d) Finance Charges
As mentioned before, the Finance Charges were not considered in the valuation.
e) Bad Debts

Since the projections consider impact of Bad Debts on the cash flows net of the regulatory allowance considered in Portion A, values related to Bad Debts in the calculation of Portion A were not considered.

· Portion B

Portion B compensates the distributor for capital expenditures and operating margin of the electric power distribution service. It is calculated according to the methodology previously explained in this report and divided by the size of the market considered in the rate adjustments/revision to obtain a value expressed in R$/MWh.

Revenues
The projected Net Operating Revenues are composed of four types of revenues:
· Portion A
Product of the Energy Tariff (R$/MWh) related to Portion A and VPA Volume (MWh).
· Portion B
Product of the Energy Tariff (R$/MWh) related to Portion B and VPB Volume (MWh).
· Sale of the Excess Contracted Energy

The sale of Excess Contracted Energy is considered for the amounts over the regulatory allowance limit (5.0%) in relation to the Required Energy Supply. The energy price considered for the sale of the Excess Contracted Energy is the Difference Liquidation Price (PLD).

The PLD projection considers the average values observed over the last 5 years for the maximum and minimum limits fof PLD as well as the average PLD in the region. The observed

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values were adjusted considering the inflation rate projections. The projections also considered the historical seasonality of PLD, since the averages were calculated for each month of the year. The value considered in the sale of Excess Contracted Energy is the projected average value between the minimum limit and observed mean of PLD in the region.

· Other Revenues
The other revenues include Chargeable Services and Sharing of Infrastructure, for example. No real growth was projected for those revenues.

All the projections were estimated net of sales tax, such as PIS, COFINS, and ICMS.
Costs
· Energy Purchase
Product of the Energy Purchase (MWh) and the respective cost (R$/MWh) as projected in Portion A.

· Cost of Self-Generation, Fuel and CCC Repayments
As explained before, because of the assumption of neutrality of Portion A, the values related to such items are not considered in this valuation.

· Transportation

Considering the assumption of neutrality of Portion A, the same value in R$/MWh considered in Portion A was considered as transportation costs. The impact on the Company’s valuation refers only to the amount of energy transported that exceeds the Regulatory Allowance for Contracted Energy.

Operating Expenses
In addition to the costs of Energy and Transportation, distributors also presents operational expenses, as described below:

· PMSO

Expenses of Personnel, Materials, Third Parties’ Services, and Other, projected according to the regulatory methodology of Portion B previously explained. The projected PMSO separated into the four components mentioned above is based on the historical average for each type of expense, as observed in the Distributor’s financial statements.

An additional cost is considered in relation to the eligible PMSO for Portion B, since some distributors’ expenses are not covered by regulatory allowance. This Aditional Cost is projected from historical information made available by the Distribution Board and follows an accelerated path of efficiency gain in relation to PMSO. This assumption is adopted because it is expected that the Distributor will concentrate efforts to reduce costs that do not have a regulatory allowance.

· Bad Debts
Projetada a partir de um percentual da Receita com trajetória de queda, de acordo com a etodo The bad debt levels were projected as a decreasing percentage of the net revenues. The

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calculations were made according to the regulatory methodology of Portion B previously explained. As mentioned before, the percentage was calculated net of the regulatory allowance provided as part of Portion A.

Depreciation and Amortization

The projections for depreciation of existing assets (financial, tangible, and fixed) were based on the historical relation between the Depreciation and Amortization Expenses and the the book value of the assets, calculated using the audited Financial Statements of the Distributor.

The average depreciation considered in the calculations of Regulatory Remuneration Base (BRR) was the same used for the new investments.

Financial Results
Since the valuation method used was the Free Cash Flow for the Firm approach, the financial revenues or expenses were not projected.

Income Taxes
The Income Tax (IR) and the Social Contribution on Net Profit (CSLL) were projected, considering 15% with additional 10% tax rate for the IR and 9% rate for the CSLL.

The deferred tax assets were also considered in the projections. The values reported in the financial due diligence were used as of the base date, and the applicable updates for the projection period were considered.

Investments (Capex)
The projections consider investments in electric and non-electric assets to meet the operational needs of the Distributor, projected as described in item 5.3.7 Long-Term Investment of this report.

Working Capital and Other Adjustments

The Working Capital needs are projected using the value reported in the financial due diligence as of the Base Date, and contains, among other things, the accounts receivable or payable (clients, suppliers, sector charges, and CCC). The observed relation between the initial Working Capital and the Net Operating Revenue of the previous period is considered as the starting point for the Working Capital projections. A linear normalization was proposed, starting in the 25th projected month untill the Distributor reaches the benchmark of 1.29% (see the table below) in the 84th projected month.

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Figure 30 - Working Capital

Company	WK Bloomberg
Energisa	10.53%
Cosern	3.60%
Elektro Redes	10.68%
Coelba	-6.85%
Celpe	-8.17%
Coelce	3.79%
Ampla	-0.62%
EDP	8.66%
Eletropaulo	-0.41%
Light	-8.67%
Copel	3.40%
Celesc	-0.50%

Source: Bloomberg

In addition to the Working Capital, the Distributor has other registered values that were not considered as Working Capital or Net Debt in the due diligence report. Such accounts are also considered in the valuation: it is assumed that their registered values would be linearly liquidated between the 16th and the 39th projected month.

Indemnity

The projected values for permanent assets not fully depreciated and/or amortized at the end of the concession period are considered in the calculation of an indemnity to be received by the Distributor.

The Indemnity value is calculated based on the remaining value of the Regulatory Remuneration Basis ("BRR") net of depreciation at the end of the concession period. The capital gain related to the indemnity is estimated in order to calculate the applicable Income Tax (25% total rate) and Social Contribution (9% rate). The terminal value of the Distributor is consists of the Indemnity net of taxes.

Remaining Value of Portion B

In addition to the Indemnity, it was also considered the effect of the end of the concession contract before the completion of the last regulatory year, starting with the concession's anniversary month. Since the required revenue to the last regulatory year, established in the respective rate adjustment, is not achieved until February, 2048 according to the projections, the payment for the Remaining Value of Portion B by the end of the concession period is considered.

WACC

As mentioned above, the net present value of the projected cash flows is calculated using a discount rate determined using the methodology of the weighted average cost of capital (WACC). The rolling WACC approach considers the annual variation of the discount rate, in order to measure the effects of changes in parameters such as the Distributor leverage ratio over the years.

6.4. Valuation by Multiples

Comparable Companies or Market Transactions Multiples

After the use of the discounted cash flows approach, the valuation by multiples may be used to ratify the results obtained, considering the relation between the market value of comparable companies (or comparable companies transaction values) and operational indicators.

Such approaches are based on the idea that similar assets have similar future profitabilities, and may have comparable values considering the business size.

We highlight that the direct comparison with valuation by multiples shall be made with caution, since the samples normally used as comparison may present differences in size, operational context, economic context and different geographies or risk levels.

Transaction Multiples

Estimated ranges of market values from public information about completed transactions, considering the relation between the value paid in acquisitions of companies in the same sector and their respective operational indexes. The table bellow shows some examples of the relationship between Enterprise Value ("EV") of comparable companies and their Net Revenues and/or EBITDA.

Table 68 - Transaction Multiples

				Multiple	
Date	Target	Buyer	EV (R$ MM)	EV / Income	EV/EBITDA
2017	CELG	Enel	4,560	1.1 x	--
2014	Coelce[1]	Enersis (Enel)	4,416	1.5 x	7.8 x
2011	Light	Parati	4,987	1.3 x	6.3 x
2011	Elektro[1]	Neoenergia (Iberdrola)	2,925	1.5 x	5.6 x
			Avg	***1.3 x***	***6.6 x***
			Median	***1.4 x***	***6.3 x***

[1] Acquisition of shares via IPO
Sources: Bloomberg, Companies

This study should be analyzed with care, since many times the public information available on the transactions is incomplete or inaccurate. Additionally, the compatibility among the companies is not always perfect and the behavior of the prices paid in the transactions present variations over the time.

Market Multiples

Estimated ranges of market values based on the relation between market value and financial or operational indicators of comparable companies. The graphs below show the comparative analyses of different multiples implicit to the result of the Discounted Cash Flows approach considering the data available for comparable listed companies.

The Enterprise Values ("EV") data, as well as the Net Revenues and EBITDA data, used in the calculations of the comparable companies' multiples are available in the financial statements for the end of 2016 (Source: Bloomberg).

Figure 31 - EV/ Net Revenues Multiples

1.1 x
1.0 x
1.3 x
1.6 x
1.2 x
0.7 x
1.8 x
1.2 x
1.2 x
2.2 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Média - Mercado
Mediana - Mercado
ELETROACRE
Adjusted Min.
Adjusted Max.

Figure 32 - EV/EBITDA Multiples

7.0 x
7.3 x
8.0 x
17.9 x
6.6 x
7.9 x
9.8 x
9.2 x
7.9 x
14.0 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
ELETROACRE
Adjusted Min.
Adjusted Max.

Note: Since the Distributor's EBITDA is negative, a normalized EBITDA was estimated based on the application of the average EBITDA margin of comparable companies (15.7%) on the Distributor's Net Revenues.

Figure 33 - EV/BRR Multiples

2.2 x
1.2 x
2.3 x
1.8 x
1.8 x
1.6 x
3.5 x
2.0 x
1.8 x
2.4 x
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
ELETROACRE
Adjusted Min.
Adjusted Max.

Note: The BRR data for comparable companies is available in the companies' financial statements. It is importante to note that some compared companies own more than one distribution concession holder, so that the value of the BRR considered in the calculation of such companies' multiples was composed of the sum of the BRRs of each distributor of the respective groups. It is also important to note that the more updated information on the value of the BRRs of the distributors owned by the comparable companies is available as of to the dates of the respective rate revisions.

2.0
2.5
1.6
2.7
1.2
0.9
2.3
1.9
2.0
3.9
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
ELETROACRE
Adjusted Min.
Adjusted Max.

Note: As mentioned about the calculation of the EV/BRR market multiples, the EV/Consuming units multiples were also calculated based on information in the financial statements of the comparable companies, taking into account all distributors owned by the same company.

Figure 35 - EV/ Distributed Energy Multiples (R$ thousand/MWh)

0.45
0.38
0.47
0.62
0.41
0.25
0.58
0.5
0.4
0.98
ENERGISA
LIGHT
COELBA
AMPLA
COELCE
CELPE
COSERN
Mean
Median
ELETROACRE
Adjusted Min.
Adjusted Max.

Note: The comments made regarding the calculations of the EV/BRR and EV/Consuming Units multiples are applicable to the analysis of EV/Distributed Energy multiples.

6.5. Conclusion

The final valuation results are presented in the following tables.

Table 69 - Distributed energy projections

Energy (000 MWh)	2017	2018	2019	2020	2021	2022
Regulated market	1,005	1,062	1,115	1,158	1,222	1,276
Free market	17	18	18	19	20	21
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	355	375	390	383	375	364
Excess contracted Energy	77	43	45	47	48	132
Total energy	**1,454**	**1,498**	**1,569**	**1,617**	**1,665**	**1,793**

Energy (000 MWh)	2023	2024	2025	2026	2027	2028
Regulated market	1,331	1,386	1,442	1,499	1,556	1,614
Free market	22	23	24	24	25	26
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	349	327	309	289	272	277
Excess contracted Energy	91	58	53	54	55	57
Total energy	**1,794**	**1,795**	**1,828**	**1,866**	**1,908**	**1,973**

Energy (000 MWh)	2029	2030	2031	2032	2033	2034
Regulated market	1,672	1,729	1,786	1,844	1,903	1,963
Free market	27	28	29	29	30	31
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	274	280	286	292	296	290
Excess contracted Energy	58	60	62	64	66	68
Total energy	**2,031**	**2,098**	**2,163**	**2,230**	**2,295**	**2,352**

Energy (000 MWh)	2035	2036	2037	2038	2039	2040
Regulated market	2,024	2,087	2,151	2,216	2,282	2,350
Free market	32	33	34	35	36	37
Supply	-	-	-	-	-	-
Regulatory allowance for energy losses	296	301	306	309	301	306
Excess contracted Energy	70	72	74	76	78	80
Total energy	**2,422**	**2,493**	**2,565**	**2,635**	**2,697**	**2,772**

Energy (000 MWh)	2041	2042	2043	2044	2045	2046	2047
Regulated market	2,419	2,490	2,561	2,634	2,709	2,785	2,862
Free market	37	38	39	40	41	43	44
Supply	-	-	-	-	-	-	-
Regulatory allowance for energy losses	310	315	316	306	309	313	316
Excess contracted Energy	82	84	86	88	91	93	95
Total energy	**2,849**	**2,927**	**3,003**	**3,069**	**3,150**	**3,233**	**3,317**

Table 70 - Net revenues projections

Net Revenues (000 R$)	2017	2018	2019	2020	2021	2022
Portion A distributed energy (000 MWh)	1,005	1,062	1,115	1,168	1,222	1,276
Portion A tariff (R$/MWh)	269	283	291	300	308	319
Portion A	270,051	300,045	324,290	349,915	375,845	406,861
Portion B distributed energy (MWh)	1,022	1,080	1,134	1,187	1,242	1,297
Portion B tariff (R$/MWh)	174	205	221	254	265	277
Portion B	178,254	221,687	250,406	301,288	329,621	359,453
Other revenues	2,541	2,661	2,785	2,912	3,042	3,178
Sale of excess contracted energy	13,370	7,984	7,721	2,976	-	9,356
Sectorial Charges	(89,439)	(92,657)	(96,933)	(101,018)	(105,441)	(109,879)
Total net operating revenues	**374,777**	**439,721**	**488,269**	**556,073**	**603,067**	**668,969**

Net Revenues (000 R$)	2023	2024	2025	2026	2027	2028
Portion A distributed energy (000 MWh)	1,331	1,386	1,442	1,499	1,556	1,614
Portion A tariff (R$/MWh)	323	323	329	335	342	353
Portion A	429,866	448,169	474,646	502,426	532,450	569,113
Portion B distributed energy (MWh)	1,353	1,409	1,466	1,523	1,581	1,640
Portion B tariff (R$/MWh)	281	249	256	262	269	271
Portion B	380,228	351,089	374,620	399,276	424,665	444,708
Other revenues	3,320	3,468	3,623	3,785	3,954	4,131
Sale of excess contracted energy	1,980	1,465	-	-	-	-
Sectorial Charges	(114,545)	(119,382)	(124,436)	(129,699)	(135,186)	(140,905)
Total net operating revenues	**700,849**	**684,810**	**728,453**	**775,788**	**825,883**	**877,046**

Net Revenues (000 R$)	2029	2030	2031	2032	2033	2034
Portion A distributed energy (000 MWh)	1,672	1,729	1,786	1,844	1,903	1,963
Portion A tariff (R$/MWh)	363	374	387	400	413	425
Portion A	606,232	647,433	690,830	737,027	785,591	834,763
Portion B distributed energy (MWh)	1,699	1,757	1,815	1,873	1,933	1,994
Portion B tariff (R$/MWh)	261	269	277	286	291	286
Portion B	443,817	472,787	503,051	535,137	563,360	570,228
Other revenues	4,316	4,509	4,710	4,921	5,141	5,370
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(146,879)	(153,080)	(159,551)	(166,301)	(173,335)	(180,669)
Total net operating revenues	**907,485**	**971,648**	**1,039,041**	**1,110,784**	**1,180,757**	**1,229,694**

Net Revenues (000 R$)	2035	2036	2037	2038	2039	2040
Portion A distributed energy (000 MWh)	2,024	2,087	2,151	2,216	2,282	2,350
Portion A tariff (R$/MWh)	440	455	471	487	502	519
Portion A	890,277	949,365	1,012,241	1,078,258	1,144,903	1,220,250
Portion B distributed energy (MWh)	2,056	2,120	2,185	2,251	2,318	2,387
Portion B tariff (R$/MWh)	295	304	313	313	273	282
Portion B	606,022	643,998	684,526	704,409	633,534	672,480
Other revenues	5,610	5,861	6,123	6,397	6,683	6,982
Sale of excess contracted energy	-	-	-	-	-	-
Sectorial Charges	(188,310)	(196,277)	(204,579)	(213,234)	(222,253)	(231,656)
Total net operating revenues	**1,313,599**	**1,402,947**	**1,498,311**	**1,575,840**	**1,562,867**	**1,668,056**

Net Revenues (000 R$)	2041	2042	2043	2044	2045	2046	2047
Portion A distributed energy (000 MWh)	2,419	2,490	2,561	2,634	2,709	2,785	2,862
Portion A tariff (R$/MWh)	538	557	576	594	615	638	661
Portion A	1,300,393	1,385,641	1,475,068	1,565,149	1,667,129	1,775,558	1,890,823
Portion B distributed energy (MWh)	2,457	2,528	2,601	2,675	2,750	2,827	2,906
Portion B tariff (R$/MWh)	291	300	306	303	314	326	338
Portion B	713,777	757,595	796,834	810,134	863,230	920,311	982,509
Other revenues	7,294	7,620	7,960	8,316	8,688	9,076	9,482
Sale of excess contracted energy	-	-	-	-	-	-	-
Sectorial Charges	(241,454)	(251,669)	(262,313)	(273,411)	(284,975)	(297,031)	(309,595)
Total net operating revenues	**1,780,010**	**1,899,187**	**2,017,549**	**2,110,188**	**2,254,072**	**2,407,915**	**2,573,219**

Table 71 - Operating costs projections

Operating costs (000 R$)	2017	2018	2019	2020	2021	2022
Energy acquisiton (000 MWh)	1,438	1,480	1,550	1,598	1,644	1,772
Average cost (R$/MWh)	134	140	146	152	159	165
Energy cost	192,355	206,680	225,946	242,959	260,712	292,807
Transportation costs	5,768	6,360	6,953	8,192	9,797	10,552
% Energy cost	*3.0%*	*3.1%*	*3.1%*	*3.4%*	*3.8%*	*3.6%*
Total costs	**198,123**	**213,040**	**232,899**	**251,151**	**270,509**	**303,359**
% Net Operating revenues	*52.9%*	*48.4%*	*47.7%*	*45.2%*	*44.9%*	*45.3%*

Operating costs (000 R$)	2023	2024	2025	2026	2027	2028
Energy acquisiton (000 MWh)	1,772	1,772	1,804	1,842	1,883	1,947
Average cost (R$/MWh)	172	180	187	195	203	212
Energy cost	305,187	318,098	337,623	359,194	382,726	412,606
Transportation costs	11,388	11,900	12,682	13,532	14,538	15,601
% Energy cost	*3.7%*	*3.7%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*
Total costs	**316,576**	**329,998**	**350,305**	**372,727**	**397,264**	**428,207**
% Net Operating revenues	*45.2%*	*48.2%*	*48.1%*	*48.0%*	*48.1%*	*48.8%*

Operating costs (000 R$)	2029	2030	2031	2032	2033	2034
Energy acquisiton (000 MWh)	2,004	2,070	2,134	2,200	2,265	2,321
Average cost (R$/MWh)	221	230	240	250	261	272
Energy cost	442,670	476,458	512,109	550,185	590,260	630,589
Transportation costs	16,682	17,903	19,231	20,661	22,166	23,681
% Energy cost	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*
Total costs	**459,353**	**494,361**	**531,340**	**570,847**	**612,426**	**654,269**
% Net Operating revenues	*50.6%*	*50.9%*	*51.1%*	*51.4%*	*51.9%*	*53.2%*

Operating costs (000 R$)	2035	2036	2037	2038	2039	2040
Energy acquisiton (000 MWh)	2,390	2,460	2,531	2,601	2,661	2,736
Average cost (R$/MWh)	283	295	308	321	334	348
Energy cost	676,727	725,994	778,589	833,878	889,400	952,948
Transportation costs	25,413	27,263	29,239	31,315	33,400	35,786
% Energy cost	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*
Total costs	**702,140**	**753,258**	**807,828**	**865,193**	**922,800**	**988,734**
% Net Operating revenues	*53.5%*	*53.7%*	*53.9%*	*54.9%*	*59.0%*	*59.3%*

Operating costs (000 R$)	2041	2042	2043	2044	2045	2046	2047
Energy acquisiton (000 MWh)	2,811	2,888	2,964	3,028	3,109	3,190	3,274
Average cost (R$/MWh)	363	378	394	411	429	447	466
Energy cost	1,020,735	1,093,038	1,168,951	1,245,055	1,332,174	1,425,032	1,523,984
Transportation costs	38,332	41,047	43,898	46,756	50,027	53,516	57,244
% Energy cost	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*	*3.8%*
Total costs	**1,059,067**	**1,134,085**	**1,212,849**	**1,291,811**	**1,382,202**	**1,478,548**	**1,581,228**
% Net Operating revenues	*59.5%*	*59.7%*	*60.1%*	*61.2%*	*61.3%*	*61.4%*	*61.4%*

Table 72 - Gross profit projections

Gross profit (000 R$)	2017	2018	2019	2020	2021	2022
Net Revenues	374,777	439,721	488,269	556,073	603,067	668,969
Total costs	(198,123)	(213,040)	(232,899)	(251,151)	(270,509)	(303,359)
Gross profit	**176,654**	**226,680**	**255,370**	**304,922**	**332,558**	**365,610**
% Gross margin	*47.1%*	*51.6%*	*52.3%*	*54.8%*	*55.1%*	*54.7%*

Gross profit (000 R$)	2023	2024	2025	2026	2027	2028
Net Revenues	700,849	684,810	728,453	775,788	825,883	877,046
Total costs	(316,576)	(329,998)	(350,305)	(372,727)	(397,264)	(428,207)
Gross profit	**384,274**	**354,812**	**378,148**	**403,061**	**428,619**	**448,839**
% Gross margin	*54.8%*	*51.8%*	*51.9%*	*52.0%*	*51.9%*	*51.2%*

Gross profit (000 R$)	2029	2030	2031	2032	2033	2034
Net Revenues	907,485	971,648	1,039,041	1,110,784	1,180,757	1,229,694
Total costs	(459,353)	(494,361)	(531,340)	(570,847)	(612,426)	(654,269)
Gross profit	**448,132**	**477,287**	**507,701**	**539,938**	**568,332**	**575,424**
% Gross margin	*49.4%*	*49.1%*	*48.9%*	*48.6%*	*48.1%*	*46.8%*

Gross profit (000 R$)	2035	2036	2037	2038	2039	2040
Net Revenues	1,313,599	1,402,947	1,498,311	1,575,840	1,562,867	1,668,056
Total costs	(702,140)	(753,258)	(807,828)	(865,193)	(922,800)	(988,734)
Gross profit	611,459	649,690	690,484	710,647	640,067	679,322
% Gross margin	46.5%	46.3%	46.1%	45.1%	41.0%	40.7%

Gross profit (000 R$)	2041	2042	2043	2044	2045	2046	2047
Net Revenues	1,780,010	1,899,187	2,017,549	2,110,188	2,254,072	2,407,915	2,573,219
Total costs	(1,059,067)	(1,134,085)	(1,212,849)	(1,291,811)	(1,382,202)	(1,478,548)	(1,581,228)
Gross profit	720,943	765,102	804,699	818,377	871,870	929,367	991,991
% Gross margin	40.5%	40.3%	39.9%	38.8%	38.7%	38.6%	38.6%

Table 73 - Operating expenses projections

Operating Expenses (000 R$)	2017	2018	2019	2020	2021	2022
Personal	39,317	42,884	40,753	37,953	36,041	34,698
Materials	990	1,080	1,026	955	907	874
Services	47,195	51,477	48,919	45,558	43,263	41,651
Others	45,992	50,164	47,671	44,396	42,159	40,588
Total PMSO	133,494	145,605	138,369	128,862	122,371	117,811
% Net Revenues	35.6%	33.1%	28.3%	23.2%	20.3%	17.6%
% Verified PMSO / Regulatory allowance for PMSO	127.6%	127.6%	122.2%	114.5%	109.7%	106.4%
Default*	151,287	115,540	84,125	64,131	46,093	32,826
% Net revenues	40.4%	26.3%	17.2%	11.5%	7.6%	4.9%
* Net of considered default in Portion A						
Total Operating expenses	284,781	261,146	222,495	192,993	168,464	150,636
% Net revenues	76.0%	59.4%	45.6%	34.7%	27.9%	22.5%

Operating Expenses (000 R$)	2023	2024	2025	2026	2027	2028
Personal	35,090	37,476	40,110	42,197	44,185	46,258
Materials	883	943	1,010	1,062	1,112	1,165
Services	42,121	44,985	48,147	50,652	53,038	55,527
Others	41,046	43,837	46,919	49,360	51,685	54,111
Total PMSO	119,140	127,241	136,186	143,271	150,020	157,061
% Net Revenues	17.0%	18.6%	18.7%	18.5%	18.2%	17.9%
% Verified PMSO / Regulatory allowance for PMSO	104.6%	104.0%	103.8%	103.7%	103.5%	103.4%
Default*	22,451	13,001	7,333	2,959	-	-
% Net revenues	3.2%	1.9%	1.0%	0.4%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	141,591	140,241	143,519	146,231	150,020	157,061
% Net revenues	20.2%	20.5%	19.7%	18.9%	18.2%	17.9%

Operating Expenses (000 R$)	2029	2030	2031	2032	2033	2034
Personal	48,381	50,535	52,725	55,013	57,421	59,941
Materials	1,218	1,272	1,327	1,385	1,446	1,509
Services	58,075	60,660	63,290	66,036	68,927	71,951
Others	56,593	59,113	61,675	64,352	67,169	70,116
Total PMSO	164,267	171,580	179,017	186,787	194,963	203,517
% Net Revenues	18.1%	17.7%	17.2%	16.8%	16.5%	16.6%
% Verified PMSO / Regulatory allowance for PMSO	103.2%	103.1%	103.0%	102.8%	102.7%	102.6%
Default*	-	-	-	-	-	-
% Net revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	164,267	171,580	179,017	186,787	194,963	203,517
% Net revenues	18.1%	17.7%	17.2%	16.8%	16.5%	16.6%

Operating Expenses (000 R$)	2035	2036	2037	2038	2039	2040
Personal	62,574	65,326	68,203	71,210	74,353	77,639
Materials	1,575	1,645	1,717	1,793	1,872	1,954
Services	75,112	78,416	81,869	85,478	89,251	93,195
Others	73,196	76,415	79,780	83,298	86,974	90,818
Total PMSO	212,457	221,801	231,569	241,778	252,450	263,606
% Net Revenues	16.2%	15.8%	15.5%	15.3%	16.2%	15.8%
% Verified PMSO / Regulatory allowance for PMSO	102.5%	102.4%	102.3%	102.2%	102.1%	102.0%
Default*	-	-	-	-	-	-
% Net revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
* Net of considered default in Portion A						
Total Operating expenses	**212,457**	**221,801**	**231,569**	**241,778**	**252,450**	**263,606**
% Net revenues	16.2%	15.8%	15.5%	15.3%	16.2%	15.8%

Operating Expenses (000 R$)	2041	2042	2043	2044	2045	2046	2047
Personal	81,074	84,664	88,419	92,344	96,447	100,737	105,223
Materials	2,041	2,131	2,226	2,325	2,428	2,536	2,649
Services	97,318	101,629	106,135	110,846	115,772	120,922	126,307
Others	94,836	99,036	103,428	108,019	112,819	117,838	123,085
Total PMSO	275,269	287,461	300,207	313,534	327,466	342,033	357,264
% Net Revenues	15.5%	15.1%	14.9%	14.9%	14.5%	14.2%	13.9%
% Verified PMSO / Regulatory allowance for PMSO	102.0%	101.9%	101.8%	101.7%	101.7%	101.6%	101.5%
Default*	-	-	-	-	-	-	-
% Net revenues	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
* Net of considered default in Portion A							
Total Operating expenses	**275,269**	**287,461**	**300,207**	**313,534**	**327,466**	**342,033**	**357,264**
% Net revenues	15.5%	15.1%	14.9%	14.9%	14.5%	14.2%	13.9%

Table 74 - EBITDA projections

EBITDA (000 R$)	2017	2018	2019	2020	2021	2022
Gross profit	176,654	226,680	255,370	304,922	332,558	365,610
Total Operating expenses	(284,781)	(261,146)	(222,495)	(192,993)	(168,464)	(150,636)
EBITDA	**(108,127)**	**(34,465)**	**32,875**	**111,929**	**164,094**	**214,974**
% EBITDA margin	-28.9%	-7.8%	6.7%	20.1%	27.2%	32.1%

EBITDA (000 R$)	2023	2024	2025	2026	2027	2028
Gross profit	384,274	354,812	378,148	403,061	428,619	448,839
Total Operating expenses	(141,591)	(140,241)	(143,519)	(146,231)	(150,020)	(157,061)
EBITDA	**242,683**	**214,571**	**234,629**	**256,831**	**278,599**	**291,777**
% EBITDA margin	34.6%	31.3%	32.2%	33.1%	33.7%	33.3%

EBITDA (000 R$)	2029	2030	2031	2032	2033	2034
Gross profit	448,132	477,287	507,701	539,938	568,332	575,424
Total Operating expenses	(164,267)	(171,580)	(179,017)	(186,787)	(194,963)	(203,517)
EBITDA	**283,866**	**305,708**	**328,684**	**353,151**	**373,369**	**371,908**
% EBITDA margin	31.3%	31.5%	31.6%	31.8%	31.6%	30.2%

EBITDA (000 R$)	2035	2036	2037	2038	2039	2040
Gross profit	611,459	649,690	690,484	710,647	640,067	679,322
Total Operating expenses	(212,457)	(221,801)	(231,569)	(241,778)	(252,450)	(263,606)
EBITDA	**399,002**	**427,888**	**458,915**	**468,869**	**387,616**	**415,715**
% EBITDA margin	30.4%	30.5%	30.6%	29.8%	24.8%	24.9%

EBITDA (000 R$)	2041	2042	2043	2044	2045	2046	2047
Gross profit	720,943	765,102	804,699	818,377	871,870	929,367	991,991
Total Operating expenses	(275,269)	(287,461)	(300,207)	(313,534)	(327,466)	(342,033)	(357,264)
EBITDA	**445,674**	**477,641**	**504,492**	**504,843**	**544,404**	**587,334**	**634,726**
% EBITDA margin	*25.0%*	*25.1%*	*25.0%*	*23.9%*	*24.2%*	*24.4%*	*24.7%*

Table 75 - Net income projections

Net income (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(108,127)	(34,465)	32,875	111,929	164,094	214,974
Depreciation	(53,995)	(32,343)	(34,633)	(39,396)	(43,750)	(48,022)
Income tax	-	-	(2,521)	(17,239)	(28,618)	(39,711)
Net income	**(162,122)**	**(66,808)**	**(4,279)**	**55,294**	**91,726**	**127,242**
% Net margin	*-43.3%*	*-15.2%*	*-0.9%*	*9.9%*	*15.2%*	*19.0%*

Net income (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	242,683	214,571	234,629	256,831	278,599	291,777
Depreciation	(51,889)	(54,950)	(56,834)	(58,989)	(61,622)	(64,819)
Income tax	(45,385)	(36,950)	(41,358)	(46,103)	(50,635)	(52,991)
Net income	**145,409**	**122,670**	**136,438**	**151,738**	**166,342**	**173,966**
% Net margin	*20.7%*	*17.9%*	*18.7%*	*19.5%*	*20.1%*	*19.8%*

Net income (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	283,866	305,708	328,684	353,151	373,369	371,908
Depreciation	(68,159)	(71,713)	(76,156)	(81,132)	(85,656)	(83,328)
Income tax	(50,299)	(54,641)	(59,048)	(72,353)	(91,251)	(96,645)
Net income	**165,408**	**179,353**	**193,480**	**199,666**	**196,462**	**191,934**
% Net margin	*18.2%*	*18.5%*	*18.6%*	*18.0%*	*16.6%*	*15.6%*

Net income (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	399,002	427,888	458,915	468,869	387,616	415,715
Depreciation	(70,397)	(74,702)	(79,402)	(84,575)	(89,630)	(95,007)
Income tax	(110,277)	(118,667)	(127,660)	(129,337)	(100,055)	(107,853)
Net income	**218,328**	**234,519**	**251,853**	**254,956**	**197,932**	**212,855**
% Net margin	*16.6%*	*16.7%*	*16.8%*	*16.2%*	*12.7%*	*12.8%*

Net income (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	445,674	477,641	504,492	504,843	544,404	587,334	634,726
Depreciation	(101,731)	(109,262)	(115,498)	(117,681)	(118,131)	(120,238)	(122,434)
Income tax	(115,836)	(124,238)	(131,351)	(130,841)	(144,260)	(158,267)	(173,764)
Net income	**228,107**	**244,142**	**257,644**	**256,321**	**282,013**	**308,829**	**338,528**
% Net margin	*12.8%*	*12.9%*	*12.8%*	*12.1%*	*12.5%*	*12.8%*	*13.2%*

Table 76 - Cash Flow Projections

Cash Flow (000 R$)	2017	2018	2019	2020	2021	2022
EBITDA	(108,127)	(34,465)	32,875	111,929	164,094	214,974
Income Ta:	-	-	(2,521)	(17,239)	(28,618)	(39,711)
Working capital needs	15,021	(17,826)	12,023	13,778	23,290	26,906
Other adjustments	8,459	15,451	33,049	9,435	-	-
CAPEX	(82,710)	(148,284)	(106,529)	(141,809)	(92,069)	(130,117)
Free Cash Flow for the Firm	**(167,357)**	**(185,124)**	**(31,102)**	**(23,905)**	**66,697**	**72,052**

Cash Flow (000 R$)	2023	2024	2025	2026	2027	2028
EBITDA	242,683	214,571	234,629	256,831	278,599	291,777
Income Tax	(45,385)	(36,950)	(41,358)	(46,103)	(50,635)	(52,991)
Working capital needs	34,256	239	(651)	(706)	(747)	(763)
Other adjustments	-	-	-	-	-	-
CAPEX	(78,243)	(82,888)	(59,364)	(67,887)	(70,759)	(95,855)
Free Cash Flow for the Firm	**153,310**	**94,971**	**133,257**	**142,135**	**156,458**	**142,168**

Cash Flow (000 R$)	2029	2030	2031	2032	2033	2034
EBITDA	283,866	305,708	328,684	353,151	373,369	371,908
Income Tax	(50,299)	(54,641)	(59,048)	(72,353)	(91,251)	(96,645)
Working capital needs	(454)	(956)	(1,005)	(1,069)	(1,043)	(729)
Other adjustments	-	-	-	-	-	-
CAPEX	(81,547)	(104,060)	(128,332)	(133,761)	(107,125)	(89,066)
Free Cash Flow for the Firm	**151,566**	**146,050**	**140,299**	**145,968**	**173,951**	**185,467**

Cash Flow (000 R$)	2035	2036	2037	2038	2039	2040
EBITDA	399,002	427,888	458,915	468,869	387,616	415,715
Income Tax	(110,277)	(118,667)	(127,660)	(129,337)	(100,055)	(107,853)
Working capital needs	(1,251)	(1,332)	(1,422)	(1,156)	193	(1,568)
Other adjustments	-	-	-	-	-	-
CAPEX	(104,560)	(121,204)	(126,331)	(145,059)	(123,406)	(157,475)
Free Cash Flow for the Firm	**182,915**	**186,685**	**203,502**	**193,317**	**164,349**	**148,819**

Cash Flow (000 R$)	2041	2042	2043	2044	2045	2046	2047
EBITDA	445,674	477,641	504,492	504,843	544,404	587,334	634,726
Income Tax	(115,836)	(124,238)	(131,351)	(130,841)	(144,260)	(158,267)	(173,764)
Working capital needs	(1,669)	(1,776)	(1,764)	(1,381)	(2,145)	(2,293)	(2,464)
Other adjustments	-	-	-	-	-	-	-
CAPEX	(194,206)	(202,421)	(162,113)	(134,785)	(158,231)	(183,420)	(191,178)
Free Cash Flow for the Firm	**133,963**	**149,205**	**209,264**	**237,837**	**239,768**	**243,354**	**267,320**

Table 77 – Terminal Value

Indemnity (000 R$)	Feb/48
Indemnity	1,977,977
Income tax	(40,313)
Net Compensation	**1,937,664**
Remaining Value - Portion B	26,132
Terminal Value	**1,963,796**

Table 78 – Valuation Results

Conclusion	Dec/16
NPV FCFF	826,942,495.56
NPV Terminal Value	117,970,922.70
Enterprise Value	**944,913,418.27**
(-) Net Debt	(855,629,025.17)
(-) Contingencies	(216,231,219.28)
(-) Environmental Adequacies	(8,416,848.84)
Equity Value	**(135,363,675.02)**

Additionally, the projections meet the Efficiency Criteria in relation to Financial Management considering the period of contractual obligations. In the following table, the indication "NO" indicates the noncompliance with the criteria established under the terms of the new concession contract.

Table 79 – Financial Covenants

Covenants	2017	2018	2019	2020	2021	2022
EBITDA >= 0	NO	NO	OK	OK	OK	OK
EBITDA - QRR >= 0	NO	NO	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2023	2024	2025	2026	2027	2028
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2029	2030	2031	2032	2033	2034
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2035	2036	2037	2038	2039	2040
EBITDA >= 0	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK

Covenants	2041	2042	2043	2044	2045	2046	2047
EBITDA >= 0	OK	OK	OK	OK	OK	OK	OK
EBITDA - QRR >= 0	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (0,8 * SELIC)	OK	OK	OK	OK	OK	OK	OK
Net Debt / (EBITDA - QRR) <= 1 / (1,1 * SELIC)	OK	OK	OK	OK	OK	OK	OK

6.6. Sensitivity

The table below presents the results of the sensitivity analysis for the main assumptions.

Table 80 – Sensitivity Analysis

		Demand	PMSO	losses	CAPEX	WACC	WACC	CAPEX	Losses	PMSO	Demand
		+1 SD	- 5%	- 5%	+ 5%	- 0,5%	+ 0,5%	- 5%	+5%	+ 5%	- 1 SD
Demand	+1 SD	3.0%	24.3%	3.1%	3.5%	11.5%	-4.8%	2.4%	3.5%	-48.4%	0.0%
PMSO	- 5%	24.3%	21.8%	21.8%	22.3%	31.2%	13.1%	21.3%	22.2%	0.0%	20.0%
Losses	- 5%	3.1%	21.8%	0.1%	0.6%	8.5%	-7.6%	-0.4%	0.0%	-51.5%	-2.3%
CAPEX	+ 5%	3.5%	22.3%	0.6%	0.5%	9.2%	-7.3%	0.0%	0.9%	-50.9%	-1.9%
WACC	- 0,5%	11.5%	31.2%	8.5%	9.2%	8.4%	0.0%	7.7%	8.9%	-46.4%	5.9%
WACC	+ 0,5%	-4.8%	13.1%	-7.6%	-7.3%	0.0%	-7.7%	-8.0%	-7.3%	-56.1%	-10.0%
CAPEX	- 5%	2.4%	21.3%	-0.4%	0.0%	7.7%	-8.0%	-0.5%	-0.1%	-52.2%	-2.9%
Losses	+ 5%	3.5%	22.2%	0.0%	0.9%	8.9%	-7.3%	-0.1%	0.4%	-51.0%	-2.4%
PMSO	+ 5%	-48.4%	0.0%	-51.5%	-50.9%	-46.4%	-56.1%	-52.2%	-51.0%	-51.5%	-53.9%
Demand	- 1 SD	0.0%	20.0%	-2.3%	-1.9%	5.9%	-10.0%	-2.9%	-2.4%	-53.9%	-2.4%

The table shows the variation of the Enterprise Value as follows: (i) when the projected demand growth increases or decreases by one standard deviation; (ii) when the operational costs increase or decrease by 5%; (iii) when the energy losses increase or decrease by 5%; (iv) when investment (CAPEX) increases or decreases by 5%; and (v) when the discount rate increases or decreases by 0.5%. Except for sensitivity (v), the other assumption changes were considered only in the 10 first years of the new contract. It is important to note that the effects presented above are individually observed and also combined two by two in the sensitivity matrix.

As presented in the sensitivity matrix, the valuation is mainly impacted by the variation of operating costs ("PMSO") reduction projected to the first concession years, especially in the worst-case scenario.

The variation in the discount rate also presents significant impact on the result, with quite symmetric effects in the best-case and worst-case scenarios.

Market demand growth is the third most relevant variable tested in the sensitivity analysis and its impact in the valuation also presented relative symmetry for best-case and worst-case scenarios.

The variation of energy losses reduction and in estimates for investments (CAPEX) presented low effects on the result.

7. References

[ 1 ]	K. F. O. &. R. G. Israel, “Why Does Everyone Use the .05 Level of Significance?, Research Quarterly for Exercise and Sport,” 1987.

[ 2 ]	J. M. WOOLDRIDGE, “Econometric analysis of cross section and panel data. MIT Press.,” 2010.
[ 3 ]	“Memória de Eletricidade,” 25 04 1961. [Online]. Available: http://www.memoriadaeletricidade.com.br. [Acesso em 005 04 2017].

[ 4 ]	“Revista Guascor 10 anos,” [Online]. Available:
http://www.guascor.com.br/livro10anos/downloads/cap_07.pdf. [Acesso em 04 04 2017].
[ 5 ]	“Centro Cultural Luso Brasileiro,” [Online]. Available: http://cclbdobrasil.blogspot.com.br/2012/04/e -assim-nasceu-rio-branco.html. [Acesso em 04 04 2017].

[ 6 ]	E. d. P. Energética, “Plano Nacional de Energia 2030,” 2007.

[ 7 ]	G1, “G1,” 25 06 2016. [Online]. Available: http://g1.globo.com/ac/acre/noticia/2016/09/eletronorte-solicitalicenca-para-obras-de-linhao-ate-cruzeiro-do-sul.html. [Acesso em 05 04 2017]. G1		,

[ 8 ]	E. D. Acre, “Desestatização Distribuidoras Eletrobrás,” 2016.

[ 9 ]	Lei nº 4.070, "O Território à o Acre, com seus atuais limites é erigido em Estado do Acre", 1962.
[10]	ANEEL, “ANEEL,” [Online]. Available: http://www.aneel.gov.br/fiscalizacao-publicacoes. [Acesso e m 06 04 2017].

[11]	E. D. Acre, “Apresentação Institucional - Eletroacre," 2017
[12]	B. Mundial, “The Regulatory Challange of Asset VAluation: A Case Study from the Brazilian Electricity Distribution Sector. Energy Working Notes. Energy and Mining Sector Board.,” 2004.

[13]	PricewaterhouseCoopers, “Electricity Lines Business – ODV Valuation. Study for Unison Networks Limited,” New Zealand, 2005.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	189

ANNEX I – Extent of Responsibility

This report (the “Report”) was jointly prepared by PricewaterhouseCoopers Corporate Finane &
Recovery Ltda. ("PwC CFR") and Siglasul Consultoria Ltda. (“SSU”) for the use of the Brazilian
Development Bank ("BNDES") with the purpose of supporting the privatization process of the Distributors of Eletrobras System (the “Privatization”), in accordance with contract OCS 028/2017 of February 14, 2017
(the “Contract”).
The Report was prepared based on the information and documents provided by the administration of Companhia of Eletricidade do Acre (the “Administration”). The works carried out do not constitute an exam performed according to the audit standards for financial statements; the works of financial valuation are not regulated and do not have specific determined standards and, for this reason, the procedures applied by us were determined in the Official Notice or aligned with BNDES where indicated in this Report.
This analysis considers only one of several methods that may be used to calculate the valuation of a company, with nothing preventing the potential stakeholders from using their own valuation of the projects. Our analysis did not consider eventual synergies, strategic reasons, scale economies, or other benefits or drawbacks that eventual investors could experience in the event of a change of shareholding interests of the Company.
Upon preparing the analysis, we used information and historical and projected data, not audited by the Consortium and provided in writing or orally by the Administration or obtained from the mentioned sources. Additionally, as every prediction is subjective and depends on individual judgment, being subject to uncertainties, we did not present predictions as specific results to be achieved.
Our work considered the contingencies considered in the other reports of diligences prepared by
Consórcio Mais Energia B (the “Consortium”) under the terms of the Contract, that contain more detailed information.
Our work was developed with the purposes described above, therefore, it should not be used for other purposes.
In the event we become aware, at any time, of facts or information that had not been provided to us, we reserve the right to revise the calculations and the numerical results.
We do not take responsibility for the update of our reports outside the terms provided in the
Contract with BNDES.
We do not take any responsibility, outside the legal hypotheses or hypotheses provided in the
Contract executed with BNDES, for losses caused to BNDES, to Companhia de Eletricidade do Acre, companies connected thereto, their shareholders, officers, or other parties, as a consequence of use of the data and information provided by Companhia de Eletricidade do Acre, or obtained from other sources, or for the improper use of our reports that does not observe the disclaimers of the previous paragraphs.
Finally, the provisions of Contract OCS no. 28/2017 (and its annexes) and the effective legislation were followed in the preparation of this Report, whose copyrights are granted to BNDES under the terms of art. 8 of Law no. 13.303/2016. All information transmitted in this document may be used and disclosed by BNDES, without any restriction.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	190

With the purpose of better characterizing the area of Eletroacre, socioeconomic information was gathered and grouped in four sets of data: (a) Demographic, School, and Employment; (b) Access to Services; (c) Income, and (d) Violence. In the following sections, we carried out comparative analyses to each gathered piece of information of the company in relation to the data observed in North, Northeast regions, and Brazilian average. This comparison allows us to assess the level of similarity/divergence of the socioeconomic indicators of the company in relation to other regions of the companies of Eletrobras group, as well as comparison with national averages.

a) Demographic Information, Education Level and Unemployment Rate

Table 81 – Demographic Information, Education Level, and Unemployment Rates

Region	No. of Cities	Area (km^2)	Population (Thousand)	Density ($Inhab/km^2$)	No. of Households (thousand)	% Rural Popul.	% Illiterate Popul.	Unemployment Rate
ACRE	22	164,845	806	4.91	232	29%	15%	10%
BRAZIL	5,567	8,497,584	204,860	24.11	68,037	15%	9%	8%
NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%

Sources: Data related to the population were extracted from PNAD 2015. Number of cities and areas were obtained before INPE. The unemployment rate was obtained in IPEA/PNAD to the year of 2014.

Acre is the state with the third lowest population density of the North Region (4.91 inhab/km2). Its capital, Rio Branco, is the most populous city of the state. The population of Acre is especially concentrated in urban centers (71% of the population). However, the state presents a high percentage of inhabitants in rural regions (29%) as compared to averages for the North and Northeast Regions and national averages.

b) Access to services

Table 82 presents data for Eletroacre as well as average data for Brazil and for the North and Northeast Regions related to (i) percentage of all households with no garbage collection; (ii) percentage of urban households with no garbage; (iii) percentage of all households with no running water; (iv) percentage of urban households with no running water; (v) percentage of all households with no sewage through septic tanks or sewage systems; (vi) percentage of urban households with no sewage through septic tanks or sewage systems; and (vi) percentage of rural households with no electricity.

Table 82 – Information on Access to Services

Region	% Households w/o Garbage Coll.	% Urb. Households w/o Garbage Coll.	% Households w/o Water Supply Networks	% Urban Households w/o Water Supply Networks	% Households w/o Sew. Networks/ septic tanks	% Urban Households w/o Sew. Networks/septic tanks	% Rur. Households w/o Electricity
ACRE	21%	1%	46%	32%	36%	25%	13%
BRAZIL	10%	1%	15%	6%	19%	12%	2%
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%

Sources: PNAD 2015.

In Acre 21% of the households do not have garbage collection, 46% do not have water supply through networks and 36% do not have access to a sewage network/septic tanks. The percentage of urban households without access to the sewage network/septic tankst and without running water is higher than the regional and national averages showing deficiencies of basic services infrastructure.

c) Income

Table 83 presents the (i) percentage of households with income less than two times the minimum wage (MW); (ii) percentage of people that live in households with income per capita below the poverty lines[52]; (iii) average household income per capita and (iv) GDP (Gross Domestic Product) per capita.

Table 83 – Information on Income

Region	% Households with Income Up to 2 MW	% Pop. Below Poverty Line	Average Household Income per capita (R$)	GDP per capita (R$)
ACRE	52%	27%	791.68	14,734
BRAZIL	39%	13%	1,152.24	26,446
NORTH	51%	22%	782.76	17,213
NORTHEAST	58%	20%	730.24	12,955

Sources: Households with income up to 2 MW. → PNAD 2015. % Pop. Below the Poverty Line and Average Household Income *per capita* → IPEA/PNAD 2014; GPD *per capita* → Datasus/IBGE 2013.

[52] Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket with the minimum of calories required to properly supply a person, based on recommendations of the World Health Organization (WHO).

The state of Acre has almost 30% of its population living below the poverty line, with a little more than 50% of households with incomes less than two times the minimum wage. The average household income is close to the average for the North region, and the GDP per capita is below the average of the North Region and much lower than the national average.

d) Violence

Table 84 presents the number of deaths by violence per 100 thousand inhabitants as recorded in 2014. Acre has a figure equivalent to the national average and below the regional averages.

Table 84 – Information on Violence

Source: Datasus/IBGE 2014.

APPENDIX B – Methodologies of Market Projection

This Appendix contains a detailed explanation of each methodology deployed in the market projection for Eletroacre.

a) Box & Jenkins

The methodology Box & Jenkins is deployed in stationary time series (y_t), that is, values that are continuous over the time. The series may be naturally stationary ($y_t = C + \epsilon_t$) or artificially stationary. Stationarity may be obtained through integrated models, i.e., from successive differences in the historical series of interest. The differences ($\Delta^k y_t$) may be applied k times until the series becomes stationary. In general, differencing is performed 1 or 2 times. Mathematically, this operation consists of subtracting the present value of the series from its past value, as in Equation 47.

Equation 47 - Stationary Series

$$\Delta y_t = y_t - y_{t-1} \; ou \; \Delta^2 y_t = \Delta(y_t - y_{t-1})$$

The formulation of Box & Jenkins methodology is carried out from self-regressive process of p order and rolling averages of order q, $ARMA(p,q)$, , for series originally stationary or made stationary, through integrated models, ($ARIMA(p,d,q)$). Series with seasonal behavior may be analyzed using models utilizing rolling averages.

Equation 48 - Seasonal Series

$$SARIMA_{(p,d,q)\times(P,D,Q)_s}$$

Where:

p indicates the number of orders of the autoregressive process;

d number of differences to obtain the stationary series;

q represents the number of orders of the moving average process; and

s seasonality period.

The capital letters represent even significato, being applied the seasonal part of the series.

The following are some possibilities of models from this methodology.

Equation 49 - Box & Jenkins Methodology Models

$y_t = \delta + \varphi_1 \Delta^d y_{t-1} + \varphi_2 \Delta^d y_{t-2} + \ldots + \varphi_p \Delta^d y_{t-p} + \ldots$	Influents of the values passed in series.
$\ldots \varepsilon_t + \theta_1 \varepsilon_{t-1} + \theta_2 \varepsilon_{t-2} + \ldots + \theta_p \varepsilon_{t-q} +$	Standard of movement around the avg.
$\ldots + \Phi_1 \Delta^D y_{t-12} + \Phi_2 \Delta^D y_{t-24} + \ldots + \Phi_P \Delta^D y_{t-12P} + \ldots$	Influents of passed seasonality.
$\ldots + \Theta_1 \varepsilon_{t-12} + \Theta_2 \varepsilon_{t-24} + \ldots + \Theta_Q \varepsilon_{t-12Q}$	Interaction between the seasonality and mobile avg.

It is also possible to add components that capture the trend and auxiliary variables assoicated with the historical series, the so-called SARIMAX models.

b) ETS (*Exponential Smoothing*)

From this approach, known as State Space Models, it is possible to build models that capture the structure of trend, seasonality, and error of time series, which may be additive or multiplicative (and damped or not in both cases) forming a varied group of possibilities. The parameters of the model are obtained from 3 equations.

Equation 50 - ETS Model

$$l_t = \alpha P_t + (1-\alpha) Q_t$$
$$b_t = \beta R_t + (\phi - \beta) b_{t-1}$$
$$s_t = \gamma T_t + (1-\gamma) s_{t-m}$$

Where lt denotes the level of the series in time t, bt indicates the trend in time t, and st corresponds to the seasonal component of the series in time t (where m denotes seasonality index in the year). The values of Pt, Qt, Rt, and Tt vary according to the chosen model. But α, β, γ, and Φ are constants to be estimated to the prevision equations.

The ETS model includes the family of Exponential Models (Table 85) with the additional possibility of modeling the error component.

Table 85 – Family of Exponential Models

Trend Component	Seasonal Component		
	N (none)	A (additive)	M (multiplicative)
N (none)	N,N	N,A	N,M
A (additive)	A,N	A,A	A,M
Ad (dampened additive)	Ad,N	Ad,A	Ad,M
M (multiplicative)	M,N	M,A	M,M
Md (dampened multiplicative)	Md,N	Md,A	Md,M

Source: Adapted from http://robjhyndman.com/talks/RevolutionR/6-ETS.pdf.

Such models present some specific names, namely:

N,N: Simple exponential smoothing

A,N: Holt's linear method

Ad,N: Additive damped trend method

M,N: Exponential trend method

Md,N: Multiplicative damped trend method

A,A: Additive Holt-Winters' method

A,M: Multiplicative Holt-Winters' method

The State Space Models also enable the differentiated treatment of the error component, which may be additive or multiplicative, and which increases the variability of options for the projection of time series. The following are some models:

A,N,N: Simple exponential smoothing with additive errors

A,A,N: Holt's linear method with additive errors

A,A,A: Additive Holt-Winters' method with additive errors

A,Ad,N: Damped trend method with additive errors

M,A,N: Holt's linear method with multiplicative errors

M,A,M: Multiplicative Holt-Winters' method with multiplicative errors

c) Dynamic Models

The Dynamic Models of Linear Regression applied in time series, enable combining the use of auxiliary variables, components of trend, seasonality, and self-regressive parameters, to make predictions using Ordinary Least Squares (OLS). The time series yt may be expressed by a constant βo plus a self-regressive part that depends on the dephased value of the series plus a coefficient multiplied by the auxiliary variable and added to the error term.

Equation 51 - Dynamic Model

$$y_t = \beta_0 + \varphi_1 y_{t-1} + \beta_0 x_t + \varepsilon_t$$

APPENDIX C – Selection of Models for Market Projections

The selection of models to perform market projections was made from the selection of models that would present greater strength among the set of models estimated in each distributor and market. It should be noted that the historical series of consumption per class (MWh)
presented very strange characteristics, especially due to the economic crisis experienced by Brazil, resulting in greater variability of the sets of data, structural and momentary breaks, modifying the standard and level of the series, diverging from historical standards previously experienced, and increasing the difficult of finding an ideal regression model to perform forecasts.
The models were selected within the set of adjusted models considering: the most adequate methodology to be deployed; the use of transformations in the historical series; the need of use of auxiliary variables; the analysis of the information criteria; the analysis of the residuals; and the value of the need of change in the period of the observed historical series, in order to obtain more robust models.
Statistical tests were used in the analysis of the residuals to check assumptions of non-
correlation of errors, heteroskedasticity, and normality, namely: Ljung-Box, Durbin-Watson,
Arch, and Jarque Bera tests. Additionally, the residuals of the models were analyzed, through serial autocorrelation graphs and histograms. In the cases of the statistical tests, the greater the
p-value, the greater the evidence of non-violated assumptions. To fix a base value, the significance level of 1% was used (0.01).
Considering all aspects presented, the purpose was to find the most robust forecast models within each market and class. Below are the p-value of the statistical tests carried out in each distributor and class of the final models used in the projections, which were elected as most adequate among the possibilities and specificities of each historical series.

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	198

Table 86 – Statistical Indicators

distributor	Class	Self-relationship	Heterocedasticity	Normality
AME	Residential	0.676	0.669	0.946
	Industrial	0.058	0.735	0.064
	Commercial	0.957	0.986	0.136
	Popul.	0.418	0.46	0.001
	Public Entity	0.852	0.086	0.001
	Public Lighting	0.140	0.245	0.001
	Utility	0.007	0.03	0.000001
	Self Consumption	0.34	0.514	0.557
Eletroacre	Residential	0.748	0.178	0.54
	Industrial	0.929	0.0084	0.6287
	Commercial	0.629	0.268	0.369
	Popul.	0.070	0.702	0.314
	Public Entity	0.121	0.911	0.224
	Public Lighting	0.999	0.960	0.0000001
	Utility	0.921	0.345	0.0001
	Self Consumption	0.847	0.978	0.234
CEPISA	Residential	0.050	0.285	0.519
	Industrial	0.386	0.53	0.788
	Commercial	0.908	0.617	0.797
	Popul.	0.503	0.667	0.06
	Public Entity	0.109	0.344	0.255
	Public Lighting	0.104	0.144	0.3
	Utility	0.134	0.577	0.007
	Self Consumption	0.268	0.779	0.108
CEAL	Residential	0.307	0.661	0.739
	Industrial	0.002	0.141	0.019
	Commercial	0.977	0.623	0.3388
	Popul.	0.735	0.983	0.0032
	Public Entity	0.503	0.548	0.003
	Public Lighting	0.603	0.997	0.0001
	Utility	0.467	0.686	0.328
	Self Consumption	0.547	0.958	0.22
Ceron	Residential	0.987	0.399	0.688
	Industrial	0.815	0.8343	0.010
	Commercial	0.081	0.701	0.646
	Popul.	0.278	0.452	0.428
	Public Entity	0.007	0.361	0.386
	Public Lighting	0.607	0.992	0.00003
	Utility	0.137	0.850	0.803
	Self Consumption	0.002	0.407	0.053
BOA VISTA	Residential	0.813	0.634	0.88
	Industrial	0.757	0.856	0.001
	Commercial	0.007	0.814	0.2329
	Popul.	0.123	0.732	0.325
	Public Entity	0.289	0.942	0.00001
	Public Lighting	0.819	0.809	0.152
	Utility	0.289	0.942	0.00002
	Self Consumption	0.953	0.998	0.000005

Source: Self prepared.

APPENDIX D – Alternative Models Not Selected

As mentioned throughout the report, the construction of the models used for market projections came from initial assumptions to each consumption class. In case the models resulting from such initial assumptions did not satisfy economical and/or statistical consistency criterias, alternative approaches were adopted.

For the residential class, the initial option was the construction of models using as auxiliary variable the number of consumer units in the concession area. In the situations where such variable was not significant or showed any other statistical inconsistency, or even the projections were inconsistent with the economical and energy expectancies, the variable population was used.

In the case of Eletroacre, as it may be observed in Table 87, the variable consuming units presented a p-value more adequate than the variable population, so that first option was adopted.

Table 87 – Residential Class: Eletroacre

Class	Variables	Coefficient	P-value	Variables	Coefficient	P-value
Residential		Box & Jenkins			Box & Jenkins	
	A R1	0.4585	<0.001	A R1	0.2585	0.0833
	SA R1	-0.5068	<0.001	SA R1	-0.3682	0.0002
	ln (Residen. UC)	0.2913	<0.001	SMA 1	-0.8188	0.1248
				Drift	0.0006	0.6655
				In (Population)	0.27217136 *	
	MAPE	3.60 %		MAPE		
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.748	0.178	0.54			

Source: Self prepared.

For the industrial class, the initial models were constructed using the auxiliary variable GDP. However, the growth projected by this model is kept around 0% p.a.. It is not reasonable to suppose a context of absence of growth of power consumption in the industrial segment over the next 30 years, especially in a region where maturity has not yet been reached in terms of economic development. Alternatively, a model with interventions (variable dummy) was attempted, in order to capture structural changes in the consumption of energy in class, but it was not significant. Thus, we used a model with industrial employment (MTE/RAIS/CAGED) as auxiliary variable The results of this new model generated a market projection more consistent with what is expected from the economic evolution of the region.

Table 88 – Industrial Class: Eletroacre

Industrial	Dynamic Model			Box & Jenkins			Box & Jenkins		
	Constant	-10.579	<0.001	AR1	0.3626	0.0004	AR1	0.3634	0.0003
	ln		<0.001	AR2			AR2	0.1886	
	(Employment	1.605			0.1878	0.0636			0.0615
	Seas(3)	-0.070	0.049	SAR1	0.3061	0.0036	SAR1	0.3061	0.0036
	Seas(6)	0.058	0.099	Constante	113.5063	0.0375	Constant	116.8752	0.0029
	Seas(7)	0.055	0.12	ln(PIB)	23.2230	0.0655	ln(GDP)	22.3910	0.0079
	Seas(8)	0.050	0.16	Abr/1 2	-0.8172	0.9294			
	Seas(9)	0.044	0.213						
	Seas(10)	0.040	0.264						
	Seas(1 1)	0.056	0.119						
	Apr/12	-0.194	<0.001						
	MAPE	8.70%		MAPE	7.11%		MAPE	7.11%	
	Self-rel.	Heteroc	Norm	Self-rel.	Heteroc	Norm	Self-rel.	Heteroc	Norm
	0,929	0.00840.6287		-	-	-	0.988	0.651	0.531

Source: Self prepared.

Industrial
20%
10%
0%
-10%
-20%
growth (%)
2011
2013
2015
2017
2019
2021
2023
2025
2027
2029
2031
2033
2035
2037
2039
2041
2043
2045
2047
Dynamic Model
Box&Jenkins

Source: Self prepared.

For the commercial class, similar to the industrial one, the use of GDP was initially chosen as an auxiliary variable. In the case of Eletroacre, the model with this variable resulted in a market growth of near zero, similar to what occurred with the industrial class. For this reason, an alternative considering the GDP and the evolution of the population was tested, which allowed the model to make estimates in a consistent manner.

Table 89 – Commercial Class: Eletroacre

Commercial	Box & Jenkins			Box & Jenkins		
	Constant	-3914.9755	<0.001	A R1	-0.2631	0.0082
	A R1	0.6453	<0.001	SA R1	0.2772	0.0081
	SA R1	0.2202	0.05	ln (GDP)	366.1797	0.0526
	Population	0.005	<0.001			
	ln (GDP)	290.8563	0.12			
	MAPE	4.48 %		MAPE	4.66 %	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.629	0.268	0.369	0.178	0.874	0.623

Source: Self prepared.

Commercial
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
growth (%)
2009
2011
2014
2017
2020
2022
2025
2028
2031
2033
2036
2039
2042
2044
GDP + Population
GDP

Source: Self prepared.

For the rural class, GDP, number of consumer units and population were tested, depending on the characteristics of the class in the concession area (e.g., subsistence cultures or larger agricultural cultures with high proportion of irrigating clients).

For Eletroacre, it was statistically not possible to estimate a model with consumer units. The model with population presented residuals of low quality for forecasting. The model with GDP presented not only limited significance but also projections with inconsistent behavior. Therefore, a model was selected that only included a linear growth trend.

Table 90 – Rural Class: Eletroacre

Rural	Box & Jenkins			Box & Jenkins		
	MA 1	-0.488	<0.001	MA 1	-0.7023	0.0000
	Trend	0.2369	0.017	Drift	0.3336	0.0002
				ln (Rural Pop.	#######	0.0022
	MAPE	3.65 %		MAPE	3.61 %	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.07	0.702	0.314	0.831	0.079	0.004
Rural	Box & Jenkins			Box & Jenkins		
	MA 1	-0.5877	0.0001	MA 1	-0.4474	0.0003
	Drift	0.2144	0.0086	Drift	0.2660	0.0567
	ln (GDP)	5.8767	0.2066	ln (Rural UC)	-2.9474	0.9531
	MAPE	3.64%		MAPE	-	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.072	0.879	0.403	-	-	-

Source: Self prepared.

Rural
20%
10%
0%
-10%
-20%
-30%
-40%
growth (%)
2009
2012
2015
2018
2021
2024
2028
2031
2034
2037
2040
2043
Trend
GDP

Source: Self prepared.

For utilities and Public Entity classes, the use of two auxiliary variables was assessed: GDP and population. In the case of Eletroacre, the use of population was selected, since this model generated more consistent projections. In the case of utilities, the initial option was the use of population which was adequate for Eletroacre data.

Table 91 – Public Authority Class: Eletroacre

Public Entity	Box & Jenkins			Box & Jenkins		
	Constant	-575.2983	<0.001	MA 1	-0.4585	0.0000
	A R1	0.7575	<0.001	SA R1	0.7711	0.0000
	SA R1	0.88	<0.001	SMA 1	-0.4726	0.0243
	SMA 1	-0.642	0.01	ln (GDP)	8.4767	0.0023
	Feb/2015	-1.1409	0.098			
	ln (Population)	45.8974	<0.001			
	MAPE	4.32 %		MAPE	4.31 %	
	Self-rel.	Heteroc.	Norm.	Self-rel.	Heteroc.	Norm.
	0.121	0.911	0.224	0.255	0.625	0.675

Source: Self prepared.

Public Entity
10%
5%
0%
-5%
growth (%)
2009
2012
2015
2018
2021
2024
2028
2031
2034
2037
2040
2043
Population
GDP

Source: Self prepared.

Table 92 – Public Services Class: Eletroacre

Public Services		Box & Jenkins		
	Constant	-1. 067. 615		0.097
	A R1	-0.5428		0.008
	MA 1	0.8241	<0.001	
	SA R1	-0.3737		0.371
	SMA 1	0.5391		0.486
	SMA 2	-0.4601		0.339
	Jul/2013	8. 173.10	<0.001	
	Mar/2015	7. 121.59	<0.001	
	In (Population)	79. 317.16		0.095
	MAPE	8.70 %		
	Self-rel.	Heteroc.	Norm.	
-	0.921	0.345	0.0001	

Source: Self prepared.

It should be pointed out that markets for Public Lighting and Own Consumption classes were projected by univariate models. Therefore, there was no use of auxiliary variables.

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.568711552
R-Squared	0.323432829
Adjusted R-squared	0.310667411
Standard error	1.471158941
Notes	55

ANOVA

	gi	*SQ*	*MQ*	*F*	*Sig. F*
Regressiono	1	54.83631213	54.83631213	25.33664163	5.90032E-06
Waste	53	114.7083574	2.16430863		
Total	54	169.5446695			

	Coeff	*Stand Error*	*Statt*	*P value*	*95% Inferior*	*95% superior*
Intersction	-0.385858957	0.354356753	-1.088899686	0.28112476	-1.096608596	0.324890682
DEC	-0.093111797	0.01849823	-5.033551592	5.90032E-06	-0.130214548	-0.056009045

SUMMARY OF RESULTS

Regression statistics	
R Multiple	0.504101101
R-Squared	0.25411792
Adjusted R-squared	0.241475851
Standard error	0.960446069
Notes	61

ANOVA

	gi	SQ	*MQ*	F	Sig. F
Regressiono	1	18.54227837	18.54227837	20.1009753	3.44377E-05
Waste	59	54.42494246	0.922456652		
Total	60	72.96722084			

	Coff	*Stand Error*	*Statt*	*P value*	*95% Inferior*	*95% superior*
Intersction	-0.665866248	0.215332131	-3.092275387	0.003031916	-1.096744846	-0.23498765
FEC	-0.059054479	0.013171774	-4.483411123	3.44377E-05	-0.085411138	-0.03269782

Source: Self prepared.

APPENDIX F – Concepts and Methods of BRR Valuation

In relation to the methods of BRR valuation, there are four main approaches used by the regulators in Brazil and in other countries: (i) the economic or market value; (ii) the replacement cost; (iii) the combination between the economic and replacement methods, resulting in a hybrid approach; and (iv) valuation based on comparison of BRR with similar companies.
Methods Based on the Economic or Market Value
The methods based on the economic value, also called market value, aim at determining the price the investors would be willing to pay for the company or, in other words, the capacity of the company’s assets to generate wealth.
The economic value of the assets may be estimated from three methodologies:
i.	Auction Bid: corresponds to the minimum bid value of the sale auction or to the winning bid. Only applicable in the cases where there is a bidding process of sale of the assets, as in the case of privatizations. Its value shall coincide with the net present value of the expected cash flow from the point of view of the winner of the auction or the minimum bidder. This method was used by ARSESP (Regulatory
Agency of Sanitation and Energy of the State of São Paulo) in the definition of the value of BRR of COMGÁS (Companhia de Gás de São Paulo) [12].
ii.	Net Present Value (VPL): defined as the sum of the present values of the estimated flows of expenses, taxes, investments, and revenues of the company, calculated with a discount rate (Weighted Average Cost of Capital - WACC). Its preparation requires several assumptions to the projections of the different components of costs and expenses of the regulated company.
iii.	Share Value: it consists of the value estimated by the quotation of the company's shares negotiated on a stock exchange. Although it is a simple parameter, it only represents part of the company's value: the business value under the point of view of the shareholder. Therefore, it excludes the debt value, which is added in separately. This method was used by the electric power and channeled gas and sanitation Regulators of the United Kingdom, OFGEM (Office of Gas and Electricity
Markets) and OFWAT (Water Services Regulation Authority), respectively.
Methods Based on the Replacement Cost
The replacement cost method is focused on the physical, taking into account the valuation of existing assets or the design of the optimum configuration of the infrastructure.
Therefore, these methods are different from the economic value, which focuses on the value itself.
There are four main methodologies to estimate the replacement cost:
i.	Historical Corrected Costs (Current Cost Valuation - CCV): it involves the adoption of the original acquisition price (from the accounting records), depreciated based on the service life and updated by monetary indicator (sector or general). The updating of the book value is required when, as occurs in Brazil, the accounting standards do

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	206

not allow the indexation of the acquisition value of fixed assets. This method is adopted in the regulation of sanitation in Colombia and of Melbourne Water in
Australia. It is also used in the regulation of the services of electric power distribution and transmission in Norway and The Netherlands. In the Netherlands,
this method is also applied to the regulation of natural gas.
ii.	Depreciated Replacement Cost (DRC): consists of the cost of replacing each asset with a new one that performs the same services and that has the same capacity as the existing asset, replacing it in identical conditions—that is, without considering technological innovations. Additionally, the depreciation is discounted, representing a deduction for the physical deterioration of the asset and its obsolescence. This method is used in the regulation of some sanitation companies of Australia such as the South East Queensland Water and Hobart Water.
iii.	Depreciated Optimized Replacement Cost (DORC): this measures the current cost of replacing each asset, taking into account the remaining service life and the best technological and economical options existing. It involves the adaptation of the assets to the demand (such as, for example, using use indexes), the revaluation of the assets to the price of new and the consideration of their accumulated depreciation according to the service life elapsed. Such method is used by ARSESP in the regulation of sanitation to SABESP (Companhia de Saneamento Básico do
Estado de São Paulo) and by ANEEL in the electric power distribution [12].
iv.	New Replacement Cost - VNR (Gross Optimized Replacement Cost - GORC): this is the result of an optimization process of bottom-up engineering and economic parameters. It does not take into consideration the age of the assets, but simulates the assets that would be operated by a new hypothetical and efficient provider, with current costs and technologies. This method, also called Reference Company, is applied in Chile, either in the regulation of electric power distribution or sanitation.
It was also applied by ADASA (Agência Reguladora de Águas, Energia e Saneamento do Distrito Federal - Regulatory Agency of Water, Energy, and Sanitation of Distrito
Federal) in the regulation of the sanitation services provided by CAESB (Companhia de Saneamento Ambiental do Distrito Federal). In the case of CAESB, the Regulator aimed at respecting the technological history of the investments made [12].

Hybrid Methods
The hybrid methods correspond to combinations between the methods of economic value and replacement cost. Their use has combined pros and cons of both methods. There are two main approaches:
i.	Optimized Deprival Value (ODV): this consists of the lowest value between the economic value and the replacement cost. Such method is used by the Commerce
Commission in regulation of the services of electric power distribution and transmission in New
Zealand [13].

PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	207

ii.	Rolling Forward: this represents the shielding of the initial base, defined from any
	of the methods previously detailed, and subsequent update of the shielded values
	until the date of each tariff revision, taking into consideration the monetary
	indexing, the deduction of the write-offs, the depreciation, and the additions (whose
	methods may be different from those used for the initial base). This method converts
	the initial asset into a kind of financial asset. Once incorporated to the BRR, the
	price of the asset is not reassessed again nor is technological change incorporated.
	This method is used by ANEEL in the valuation of the BRR of the electric power
	distributors in Brazil.

	Comparison Value Method
This method is determined from the values associated to the BRR of similar companies with a sample of comparable assets. To its calculation, it is required the establishment of a benchmarking and the gathering of the values defined to the BRR of other companies.

	PwC | Loeser e Portela Advogados | Siglasul	Preparado para BNDES	208

APPENDIX G – Company's Debt Overview

Contract	Blance as of 31/12/2016	Creditor	Debt Class	Payments System	Principal payments frequency	Interest payments frequency	Grace Period From 12/31/2016	Interest captalization during grace period	Interest rate index	ARM margin	Installments 31/12/2016
1984/00	1,527,419	Eletrobras	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	27
2820/10	859,566	Eletrobras	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	10
2844/10	2,432,699	Eletrobras	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	10
2885/10	1,082,089	Eletrobras	RGR	CAM	Monthly	Monthly	-	No	-	7.00%	14
2898/10	9,830,427	Eletrobras	RO	Bullet	Bullet	Bullet	12 months	Yes	SELIC	0.50%	12
2904/10	46,728,310	Eletrobras	BM	CAM	Monthly	Monthly	21 months	No	BIRD	2.50%	107
2918/11	14,564,080	Eletrobras	RO	Bullet	Bullet	Bullet	12 months	Yes	SELIC	0.50%	12
2924/11	5,492,859	Eletrobras	RGR	CAM	Monthly	Monthly	-	No	-	8.00%	34
2948/11	11,553,819	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
2951/11	10,737,253	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
2958/11	1,241,073	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
2963/11	41,800,580	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
3017/12	524,069	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
0562/14	70,041,183	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	119,5% CDI	0.50%	12
0753/14	84,513,564	Eletrobras	BM	CAM	Monthly	Monthly	12 months	Yes	119,5% CDI	0.50%	12
0963/12	1,555,181	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
0106/15	16,182,805	Eletrobras	RO	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12
0659/16	48,777,372	Eletrobras	RGR	CAM	Monthly	Monthly	12 months	Yes	SELIC	0.50%	12

June 2017

Privatization of Eletrobras System Distributors

Product 7 - Eletroacre Technical-Operational Evaluation Report

Mais Energia B Consortium

pwc

Loeser e Portela Advogados

SIGLASUL Consultores em Regulação

To
National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro - RJ

C/O: Ms. Lidiane Delesderrier Gonçalves - OCS 028/2017 Agreement Manager

June 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and the Mais
Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The result of our work is detailed in this document "Product 07: ELETROACRE Technical-Operational
Evaluation Report ("Report"), dated June 2017.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in ELETROACRE's evaluation, in accordance with the Agreement, and was based on information provided by ELETROACRE's management and on the premise that this information is true and complete. This information was not subject to testing or verification, except where expressly stated within the scope of our work.

In case the Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Siglasul Consultoria Ltda., as member of the Consortium
Luis Fernando Alvarez	Leonardo Campos Filho

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This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1 .	Executive summary		4
2 .	Company operational characterization and diagnosis		6
2.1.	Characterization of the company's area of activity		7
2.2.	Geoelectric Characterization of the Concession		15
2.3.	Utility's Consumer Market Analysis		19
2.4.	Operating Indicators		25
2.5.	Energy Purchase and Sale Indicators		34
2.6.	Asset Conditions		37
2.7.	Critical points observed during the field visit and challenges for new utilities		37
3 .	Five-Year Investment Plan ("PIQ")		39
4 .	References		44
APPENDIX A - Socioeconomic Characterization of the Concession Area			45
APPENDIX B - Consumer Market			48
APPENDIX C - Response to Emergencies			49

Figures
Figure 1 - State of Acre (capital highlighted)			8
Figure 2 - Forest, indigenous and environmental preservation areas.			9
Figure 3 - Federal and State Highways of Acre			12
Figure 4 - Cumulative total precipitation for the Brazilian states.			14
Figure 5 - Average temperatures observed for the Brazilian states			15
Figure 6 - National Interconnected System			17
Figure 7 - Map of the state, with the Interconnected and Isolated systems			18
Figure 8 - Rate Groups and Categories			48

Graphs
Graph 1 - Total Road Density (km/km²)			11
Graph 2 - Percentage of Existing and Planned Roads in 2015			11
Graph 3 - Competitiveness of generation sources			16
Graph 4 - Eletroacre's DEC Determined Indicator and Limits			27
Graph 5 - Eletroacre's FEC Determined Indicator and Limits			28
Graph 6 - Number of Sets that violated their 2016 limits and UC Representation			28
Graph 7 - Histogram of Eletroacre's sets: 2016 DEC			29
Graph 8 - Histogram of Eletroacre's NUC: 2016 DEC			29
Graph 9 - Histogram of Eletroacre's sets: 2016 FEC			29
Graph 10 - Histogram of Eletroacre's NUC: 2016 FEC			30
Graph 11 - Evolution of the product quality indicator (DRCE)			31

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Graph 12 - Evolution of the product quality indicator (DRPE)		31
Graph 13 - Regulatory Technical Losses for Injected Energy		33
Graph 14 - Comparison between Non-Technical Real and Regulatory Losses for the BT Market		33
Graph 15 - Evolution of Base Energy, Bilateral and CCEAR and the percentage of Required Energy recognized by the Energy
Rate		36
Graph 16 - Mean Times of Response to Emergencies		49
Graph 17 - Evolution of the Number of Emergency Events with Electric Power Outage Versus the Total		50

Tables
Table 1 - Five-year investment plan - Base Scenario		5
Table 2 - Five-year investment plan - Alternative Scenario		6
Table 3 - Acre Road Indicators		12
Table 4 - Climatic Characteristics of Eletroacre's Concession Area		13
Table 5 - Load of Eletroacre's Isolated Systems		19
Table 6 - Evolution of the Number of Consumers by Voltage Level		20
Table 7 - Market Evolution by Voltage Level		21
Table 8 - Evolution of Revenue by Voltage Level		21
Table 9 - NUC Evolution by Rate Class		22
Table 10 - Market by Rate Class		22
Table 11 - Evolution of the Average Consumption by Rate Class		23
Table 12 – Revenue by Rate Class		23
Table 13 - Number of Consumers, Market and Revenue by Voltage Level		24
Table 14 - Number of Consumers and Revenue by Rate Class		24
Table 15 - Compensations for Breach of Quality of Service Indicators		27
Table 16 - Compensations for Breach of Product Quality Indicators		32
Table 17 - Results of Regulated Required Energy (MWh) from 2012 to 2016.		35
Table 18 - Results of Contracted Energy (MWh) from 2012 to 2016		35
Table 19 - Investments in progress in the year 2017 by Type of Project		40
Table 20 - Base Scenario: Five-Year Investment Projection		41
Table 21 - SEs and LDs with anticipated investments for the drafting of the Five-Year Plan		42
Table 22 - Alternatives Scenario: Five-Year Investment Projection		43
Table 23 - Demographic Information, Level of Education and Unemployment Rates		45
Table 24 - Service Access Information		46
Table 25 - Income Information		46
Table 26 - Information on Violence		47

Charts
Chart 1 - Socioeconomic characterization of the state of Acre		10
Chart 2 - Overview of the Brazilian Rate Structure		48

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1	.	Executive summary

This report aims to fulfill item "4.2.5 -Technical-Operational Evaluation of Eletrobrás Group
Companies", of the "Invitation to Bid" regarding the "AARH Electronic Bidding #51/2016 - of the
National Bank for Economic and Social Development (BNDES) for Companhia de Eletricidade do Acre
(Eletroacre)".
In this document, all aspects related to the Invitation to Bid are presented, as described below: (i)
operational characterization and diagnosis of the company, identifying the operational challenges in the distributor's concession area, including the current operational indicators; (ii) conditions of assets, services and investments in progress, based on field visits, assessing the most critical points in the concession; and, (iii) investment plan for the next 5 years, with scenarios that envisage the proper operation of the distributor.
Eletroacre's concession area, located in the state of Acre, south-west of the northern region of
Brazil, borders two federative units, namely, the state of Amazonas, to the north, and Rondônia, to the east. It also borders the countries of Bolivia, to the southeast, and Peru, to the south and west.
The region, with an equatorial climate, has a high rainfall index and rainfall intensity, with an average higher than the North, Northeast regions and even at the national level. Issues related to infrastructure in the concession area show problems, such as a reduced number of roads with asphalt pavement (17%). Weather conditions in the rainy months and the aforementioned lack of paved road infrastructure have a direct influence on logistics, as traffic routes tend to become precarious, making it difficult for the utility to respond to emergency situations. As a consequence, these climatic and logistical issues compromise the collective quality indicators[1] carried out by the Distributor (DEC and
FEC), resulting in a breach of thresholds (above 50%) for 67% of the electrical sets defined by ANEEL.
Regarding the distributor's electrical system, despite the fact that assets were observed to be in good operating conditions during the visits, we verified that a large part of the concession area still lacks interconnection with the National Interconnected System ("SIN"); as well as a need for new substations, transformers and lines; revitalization of assets in rural areas; and improvements in asset operation and maintenance management.
The consumer market is predominantly low-voltage, with the most representative classes being residential, commercial and rural, which account for the largest share of Eletroacre's revenues (78%)
and energy consumption (74%), according to 2016 data. There is also an expressive growth of low-
income residential users (89% increase over 4 years), a class that has a rate subsidized by the Energy
Development Account ("CDE") and by the rate structure of the distributor itself. The distributor's supplementary revenue is basically composed of customers served in medium voltage supply, since there is only one user served in high voltage.

[1] Equivalent Duration of Downtime per Consumer Unit ("DEC"); Equivalent Frequency of Downtime per Consumer Unit ("FEC")

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It should be noted that the level of energy losses in the Eletroacre system is high, especially in relation to the commercial aspect of losses in the low voltage market (29.79% of the energy injected into the BT sector reverts to commercial losses, well above the 11.28% rate transfer threshold established by ANEEL). For this reason, it is extremely important that new utilities invest heavily in actions to fight clandestine connections and irregularities in measurement, in a way that rebalances the concession revenue.

For correcting Eletroacre's operating conditions, while observing both commercial and technical aspects, a Five-Year Investment Plan ("PIQ") is an integral part of this report, which prioritizes, for the first five years, investments related to fighting losses, correcting the quality of provision and ensuring expansion of the grid interconnected to the SIN. This document has as its main sources of information the "Electricity System Expansion Plan (2016-2025 horizon)", the "Distribution Development Plan ("PDD") for the year 2017", the "Results Plan for Improvement of Management Services" and the "Plan for Temporary Rendering of the Electricity Distribution Service", all of which were prepared by Eletroacre, among other documents listed in item "3 - Five-Year Investment Plan ("PIQ")".

This plan, which has its premises also broken down in item "3 - Five-Year Investment Plan ("PIQ")", is divided by types of work and voltage levels, prioritizing works in the year 2018 to guarantee the grid expansion and responding to the vegetative growth, the "Programa Luz para Todos" (PLpT) program, improvement in the quality of services provided and reduction of technical losses. It further has two investment scenarios (called the "Base" and "Alternative" Scenario) that differ in the time allocation of certain investments, where the alternative scenario occurs in the most opportune time for rate recognition when carrying out the rate revision (2023[2]), and also foresees investments beyond the five-year period.

The investments were, in their total amounts, defined as shown in Table 1 (Base Scenario) and Table 2 (Alternative Scenario)[3].

Table 1 - Five-year investment plan - Base Scenario

Year	2018	2019	2020	2021	2022	Period Total
Total	BRL 264,508,965	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 104,595,451	BRL 667,253,895
Total Own Resources*	BRL 140,911,399	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 104,595,451	BRL 543,656,329

[3] The financial amounts of projected five-year investments presented in this Report are in real currency at April 2017 prices.

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Table 2 - Five-year investment plan - Alternative Scenario

Year	2018	2019	2020	2021	2022	Period Total
Total	BRL 264,508,965	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 135,860,778	BRL 698,519,223
Total Own Resources*	BRL 140,911,399	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 135,860,778	BRL 574,921,656

*For total Own Resources, we deducted subsidies related to the projects linked to the Programa Luz para Todos ("PLpT") program (90%) and the subrogation of the benefits of the Fuel Consumption Account ("CCC") (100%) related to the interconnection of parts of the Eletroacre system to the National Interconnected System ("SIN"), thus better equalizing the disbursement to the new utility.

It is important to emphasize that, regardless of the investments made, the new concessionaire must carry out with ANEEL regulatory claims due to the peculiarities of the rural areas of Eletroacre, aiming at recognizing the specificities of the concession (climatic seasonality and impacts of road infrastructure in the service, for example) on OPEX attributes and in the definition of targets for continuity indicators, thus ensuring that only the aspects under the utility's exclusive management are evaluated.

In the following items of this report (and in its Appendices), all the aspects discussed in the executive summary shall be detailed.

2. Company operational characterization and diagnosis

In this chapter, we will discuss the characterization of Eletroacre's concession area, as well as make a brief operational diagnosis of the company.

Firstly, we will make a brief description of the company's area of activity (by providing information about its history, socioeconomic, road infrastructure and climate indicators) in order to subsequently carry out the Company's electrical characterization (assessing the level of interconnection to the SIN and constructive standards of the electricity distribution grids).

Next, we will analyze the company's consumer market by detailing information of both consumption broken down by voltage level and by rate class and of billing according to the type of user. Subsequently, we will cover the main operating indicators regarding: (i) quality of service; (ii) product quality; (iii) response to emergencies; and (iv) power losses, in addition to evaluating energy purchase and sale indicators.

Also in this chapter we will analyze the conditions of the assets observed in the visits made in the field, highlighting critical points and main challenges for a new utility.

2.1. Characterization of the company's area of activity

2.1.1. Brief History

The history of electricity in the state of Acre is intrinsically related to its officialization as a
Brazilian territory.
Between the years 1870 and 1900, Brazilians occupied the territory that until then belonged to
Bolivia, more precisely, rubber tappers from the state of Ceará who sought to extract rubber from the trees of the Amazon Rainforest. After the Acre Revolution [4] , the Brazilian government began a diplomatic dialogue with Bolivia, deciding to support the cause of Brazilians in the region and the creation of Acre as a Brazilian territory after the Petropolis Treaty signed with Bolivia, which provided that the Brazilian government would indemnify Bolivians in 2 million pounds sterling, as well as the construction of the Madeira-Mamoré Railroad, so that Acre could officially integrate the Brazilian territory.
Two years later, in 1905, the first power plant in the state of Acre (the Cruzeiro do Sul thermoelectric plant) began its operations, and was located in the municipality of the same name. This plant used wood as fuel and had two generators with power of 12 and 16 kW [1]. Acre became, then, the main Brazilian rubber producer state, especially in the region of Puerto Alonso, near the current Rio
Branco. In 1909 the city was renamed Penapólis (in honor of the then President Afonso Pena) and, in
1912, Rio Branco, in homage to the Baron of Rio Branco, a Brazilian chancellor whose diplomatic action resulted in the Petrópolis Treaty. [2]
It was only in 1916 that Rio Branco received its first electric power plant [3], thus boosting production of rubber plantations in the region, as well as promoting street lighting for Acre citizens.
Under federal law #4,070 of 1962, then-president of Brazil João Goulart elevated the territory to the category of state [4]. Until the mid-1960's, electricity generation and distribution services were provided locally, close to the state capital.
On December 17, 1965, Eletroacre was created through State Law #60 and authorized to operate as a utility for public electric power services for the state of Acre. The company was intended to design, construct and operate a system for the production, transmission, transformation and distribution of electric power and related services in the state of Acre.
In September 1997, the distributor started to be managed in a shared way through the
Management Agreement entered into between the state of Acre and the Centrais Elétricas Brasileiras
S.A. (Eletrobrás). Such management lasted until January 30, 1998, when the distributor was federalized through the "Purchase and Sale of Stock and Other Covenants" agreement.
Currently, Eletroacre is a federal public utility responsible for the distribution of electric power to the entire state of Acre. The controlling interest is exercised by Eletrobrás, which holds 96.70% of its total capital stock. It is worth noting that the supply of electric power to the entire state is done through the National Interconnected System ("SIN") (80% of the load) and of Diesel Thermoelectric Plants
(20% of the load).

[4] The Acre Revolution was the dispute over the territory of the present state of Acre between Brazil, Bolivia and Peru.
It took place between August 6, 1902 and January 24, 1903, having as its main issue the dispute over the control of the rubber business.

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Concession Agreement #006/2001 - signed with the National Electric Power Agency ("ANEEL") - was signed on February 12, 2001 and expired on July 7, 2015 without renewal. On August 3, 2016, through Ordinance #421/2016, the MME has designated Eletroacre as responsible for temporarily providing the public electricity distribution service with a view to ensuring continuity of service until December 31, 2017 or until the assumption by a new utility, whichever occurs first.

2.1.2. Description of the Area of Activity

The state of Acre is located in the south-west portion of the North Region and borders two states: Amazonas, to the north, and Rondônia, to the east, and also borders the countries of Bolivia, to the southeast, and Peru, to the south and west. Altogether, the state of Acre has an area of 164,223 km², subdivided into 22 municipalities (see Figure 1) and where 816 million people live, wherein the capital Rio Branco concentrates 42% of the inhabitants, i.e., approximately 377 thousand people [5]. It is one of the states with the lowest demographic density in Brazil, approximately 5 inhabitants per km².

Rio Branco

Figure 1 - State of Acre (capital highlighted).

Source: Prepared by the author.

The Amazon Rainforest covers a good part of the state, ensuring Acre the position of largest national producer of rubber and chestnut, two of the many native products extracted from equatorial forests. The main navigable rivers of Acre are Juruá, Tarauacá, Envira, Purus, Iaco and Acre. In addition, there are 34 indigenous reserves in the state, occupied by more than 12,000 indigenous people, who represent about 2% of Acre's total population. Figure 2 allows visualizing the environmental preservation areas, those under sustainable use and indigenous reserves.

N
Cruzeiro do Sul
Rodrigues Alves
Feijó
Manoel Urbano
Sena Madureira
Porto Acre
Rio Branco
Xapuri
Epitaciolândia
Assis Brasil
Key
Indigenous Land
Sustainable Use Preservation Unit
Full Protection Preservation Unit
1 Alto Juruá Extraction Reserve
2 Alto Tarauacá Extraction Reserve
3 Amapá Environmental Protection Area
4 Antimary State Forest
5 Cazumbá – Iracema Extraction Reserve
6 Chandless State Park
7 Chico Mendes Extraction Reserve
8 Irineu Serra Environmental Protection Area
9 Macauã National Forest
10 Mogno State Forest
11 Rio Acre Ecological Station
12 Rio Gregório State Forest
13 Rio Liberdade State Forest
14 Riozinho da Liberdade Extraction Reserve
15 Santa Rosa do Purus National Forest
16 São Francisco National Forest
17 São Francisco Environmental Protection Area
18 Seringal Nova Esperança Area of Relevant Ecological Interest
19 Serra do Divisor National Park

Figure 2 - Forest, indigenous and environmental preservation areas.

Source: Information provided by Eletroacre, 2016.

The main socioeconomic characteristics of the state, as well as aspects of infrastructure and climate, in addition to the level of interconnection of Eletroacre's electrical system to the National Interconnected System ("SIN") are described below.

2.1.3. Socioeconomic Characterization

Chart 1 shows the summary of the socioeconomic characterization of Eletroacre's concession area. The state of Acre shows deficiencies in infrastructure services: according to data from the 2015 PNAD, 21% of households did not have garbage collection; 32% of urban households did not receive water supply through networks, and 25% did not have adequate sanitary sewage (septic tank or networks). With regard to income, according to data from the 2014 IPEA and IBGE, the state had 27% of households living below the poverty line and 52% of households with income below 2 minimum wages.

Chart 1 - Socioeconomic characterization of the state of Acre

The state of Acre is characterized by:

I. Municipalities: 22
II. Inhabitants per km^2 (density): 4.91
II. Population in rural areas in 2015: 29%
II. Illiterate population in 2015: 15%
II. Households with no garbage collection in 2015: 21%
II. Urban households with no water supply through networks in 2015: 32%
II. Urban households without sanitary sewage networks/septic tanks in 2015: 25%
II. Rural households without electric lighting in 2015: 13%
III. Unemployment Rate, according to the 2014 IPEA/PNAD: 10%
III. Population with per capita household income below the poverty line in 2014: 27%
III. Average per capita Household Income in 2014 (for Brazil, this amount is BRL 1,152.24): BRL 791.68
IV. GDP per capita: BRL 14,734
IV. Deaths per 100 thousand inhabitants in 2014 (Brazilian average: 29.37): 29.26

Sources: I. IBGE[5]; II. PNAD[6] 2015; III. 2014 IPEA[7]/IBGE; IV. DATASUS[8]/IBGE.

Appendix A illustrates the comparisons of the indicators analyzed in relation to the national and north and northeast region averages. It should be noted that the electric power service is the closest to being universalized in the state, with the expected completion of the Luz para Todos program in 2018.

2.1.4. Characterization of Road Infrastructure

The National Department of Transportation Infrastructure ("DNIT") is the main executing agency of the Ministry of Transportation. It was implemented in February 2002 to perform the roles related to the construction, maintenance and operation of the infrastructure of the segments of the Federal Highway System under direct administration of the Union in the modalities of road, rail and waterway. The analysis and conclusions contained in this section are based on information provided by DNIT in the 2015 annual summary of the National Road System.

Graph 1 contemplates the total road density by taking into account the planned and existing regions of Brazil, specifying the data for the North and Northeast states. As shown, the state of Acre shows low road density, with only 60 meters of highways per square kilometer of geographic area, surpassing only the levels of Amazonas, Pará, Roraima and Amapá.

[5] Brazilian Institute of Geography and Statistics (IBGE).

[6] National Household Sample Survey (PNAD).

[7] Institute of Applied Economic Research (IPEA).

[8] Department of Computing of the Unified Health System (DATASUS).

Graph 1 - Total Road Density (km/km²)

0,80
0,70
0,60
0,50
0,40
0,30
0,20
0,10
0,00
0,01
0,03
0,04
0,05
0,11
0,14
0,17
0,25
0,25
0,26
0,36
0,46
0,53
0,54
0,62
0,13
0,58
0,69
AMAZONAS
PARÁ
RORAIMA
AMAPÁ
ACRE
RONDÔNIA
TOCANTINS
MARANHÃO
PIAUÍ
BAHIA
SERGIPE
CEARÁ
PERNAMBUCO
RIO GRANDE DO NORTE
ALAGOAS
PARAÍBA
CENTER-WEST
SOUTHEAST
SOUTH
NORTH
NORTHEAST

Source: DNIT, 2015.

Graph 2 (Percentage of Existing and Planned Roads in 2015) identifies that there is no prospect of a large expansion of the state's road transportation in the short term.

5%
95%
Planned
Existing

Source: DNIT, 2015.

Figure 3 shows the federal (red) and state (blue) highways of Acre. As expected, there is a greater concentration of roads near the Rio Branco capital region. State roads show a distribution perpendicular to the federal ones, to interconnect municipalities.

Highways
State
Federal

Figure 3 - Federal and State Highways of Acre

Source: DNIT, 2016 and 2013[9].

The analysis of the roads effectively constructed results in the information concentrated in Table 3, which provides data for federal, state and also municipal highways, as well as the paving[10] situation thereof for the state of Acre.

Table 3 - Acre Road Indicators

Type	Roads	Extension (km)	Weight/ Participation (%)
TOTAL	Federal	1,181.40	13.40%
	State	590.3	6.70%
	Municipal	7,045.20	79.91%
	Total Roads	**8,816.90**	**100.00%**
Paved	Federal	945.5	63.11%
	State	338.3	22.58%
	Municipal	214.4	14.31%
	Subtotal Paved	**1,498.20**	**16.99%**
Unpaved	Federal	235.90	3.22%
	State	252	3.44%
	Municipal	6,830.80	93.33%
	Subtotal Unpaved	**7,318.70**	**83.01%**

Source: DNIT, 2015.

Note that the state has a road network that adds just over 8,800 km of highways. Federal and state highways have the lowest levels of representativeness, respectively 13% and 7%, but account for most of the paved extension (63.11% and 22.58%), while municipal highways, which represent almost 80% of the highway extension, have 93.33% of this extension with no asphalt pavement.

[9] DNIT only provided updated 2016 files for federal highways, and the most recent state highway information is for the year 2013.

[10] Paving is coating made by materials capable of withstanding constant flow of vehicles, such as asphalt, for example.

These facts directly influence the logistics of operation of the teams to respond to emergencies due to bogged cars during the rainy season, since these roads tend to become even more precarious with the concentration of mud and dirt, affecting even the durability thereof.

Considering all facts exposed in this section, we conclude Acre is a state with low road density in its territory, and has poor road structure (only 17% of the total state roads are paved, the majority of which are federal roads). Most of the state's roads are unpaved and are under municipal management. The lack of paving affects considerably the times of response to occurrences by the utility's teams and also the cost of service, particularly during rainy season, where floods are produced which make a great part of the roads impassable.

2.1.5. Climate Characterization

The climatic characterization of the state of Acre, comparing it with other regions of the country, is of extreme importance in order to verify the particularities of the region.

The predominant climate in Acre is the equatorial Amazon, which has a high temperature (between 24.5 °C and 32 °C) and a high concentration of humidity, creating ideal conditions for biodiversity proliferation. There are two well-defined rainfall seasons. In the period between May and October, there is a long period of drought (dry season) and from November to April a high incidence of periodic and abundant rains (rainy season), with relative humidity of around 80% to 90% (a high percentage compared to other Brazilian localities) with rainfall indexes ranging from 1,600 to 2,750 mm per year.

Table 4 contains basic information[11] for the climatic characterization of Eletroacre's concession area.

Table 4 - Climatic Characteristics of Eletroacre's Concession Area

	Climatic Characteristics for Acre and Regions				
Region	Rainfall index[i] (mm)	Rain Intensity [ii] (mm/day)	Keraunic Index [iii] (lightnings/km^2)	Maximum Temperature [iv] (°C)	Maximum Wind Speed [v] (mps)
Acre	194.29	12.94	5.36	31.78	4.09
North	176.60	11.64	5.93	31.76	4.09
Northeast	54.66	5.18	2.48	30.60	5.35
Brazil	**109.44**	**8.82**	**5.55**	**29.45**	**4.69**

Source: INMET[12] and INPE[13] websites.

i = Average annual precipitation of water (rain, snow, hail) at a given location during a given period of time.
ii = Ratio between the Rainfall Index and the number of days with precipitation in a given region.
iii = Amount of lightnings in a given region. iv = Maximum average temperature recorded.
v = Average maximum speed recorded.

[11] The information available for this analysis relates to the year 2012 and is taken from the ABRADEE R&D project entitled Periodic Rate Revision Methodologies of Electric Energy Distributors, held in the year 2013, since there is no publicly available average or accumulated data for the variables under study.

[12] National Meteorology Institute (INMET).

[13] National Space Research Institute (INPE).

In fact, the state of Acre shows average monthly rainfall and rainfall intensity well above the comparative averages (North, Northeast and Brazil).

Figure 4 shows the cumulative total volume of precipitation (in millimeters) for all Brazilian states in 2015 and 2016 and confirms the previous analysis, since the state of Acre shows values between 2,600 mm and 2,800 mm for the year 2015 and between 1,600 mm and 2,400 mm for the year 2016. By visually observing the graphs, we notice that the rainfall rates of the state are slightly above that of the North and Northeast regions.

TOTAL ACCUMULATED PRECIPITATION VALID FOR 2015
TOTAL ACCUMULATED PRECIPITATION VALID FOR 2016
(mm)

Figure 4 - Cumulative total precipitation for the Brazilian states.

Source: INMET, 2016.

With respect to the average temperature and wind speed, the state is close to the regional averages and the keraunic index is very close to the National and North region averages, thus not representing aspects that considerably differentiate the state.

Figure 5 illustrates the average temperatures (in degrees Celsius) observed for all Brazilian states in the years 2015 and 2016, indicating some stability, since average temperatures were between 26 °C and 28 °C for both years.

AVERAGE OBSERVED
TEMPERATURES VALID FOR 2015
AVERAGE OBSERVED
TEMPERATURES VALID FOR 2016

Figure 5 - Average temperatures observed for the Brazilian states.

Source: INMET, 2016.

Considering all the above facts, Eletroacre's concession area identifies the climatic and infrastructure peculiarities that are independent on the utility's management and which may hinder the movement of the emergency teams, thus substantially increasing service time and compromising the collective indicators of continuity of supply[14] (DEC and FEC).

2.2. Geoelectric Characterization of the Concession

The state of Acre is served in part by the National Interconnected System ("SIN"), comprising the Acre/Purus Valley, that is, municipalities near the capital (Rio Branco), in the extreme east of the state, and by isolated systems scattered in the state's center-west, comprising the entire Juruá Valley and three localities of the Acre/Purus Valley: Assis Brasil, Santa Rosa and Manoel Urbano.

This chapter shall address information about the level of interconnection to the SIN of the state of Acre, as well as characteristics of the High (AT), Medium (MT) and Low Voltage (BT) distribution systems.

2.2.1. SIN Interconnection Level

The transmission system in Brazil has an importance and role that goes beyond the classic function of "just" bringing power from the generating centers to the consumption centers. Due to the characteristics of the Brazilian electrical system - notably the power generation base of a hydroelectric source - and the great territorial extension of the country, the transmission system in Brazil also functions as a "virtual energy source", that is, it is operated in order to allow exploitation of the diversity and use of existing energy sources between the subsystems (North, Northeast, Center-West, Southeast and South), through the National Interconnected System ("SIN").

Just over 2% of Brazil's total electric power consumption is not connected to the SIN [6] and is supplied by so-called "isolated systems", which are almost entirely located in the North of the country and with 80% of the installed capacity supplied by diesel oil thermoelectric plants, according to data from the Ministry of Mines and Energy [6]. The energetic supplementation of the isolated systems occurs through hydraulic plants that do not have reservoirs, called "hydroelectric power plants with no reservoir".

As the cost to generate energy based on fossil fuels is higher than the water source, isolated systems have a high cost of operation and maintenance, as shown in the comparison of Graph 3.

Graph 3 - Competitiveness of generation sources

Diesel Oil
Fuel Oil
Natural Gas
Nuclear
Coal
Biomass
Wind
Hydroelectricity
0
100
200
300
400
500
600
700
800
BRL/MWh

Source: MME/SPE and Market data, 2011.

In the state of Acre, only the capital (Rio Branco) and the municipalities close to it are interconnected to the SIN, where most of the distributor's consumers and load are also focused. However, there is a project for the construction of a transmission line that will make the interconnection between Rio Branco and the city of Cruzeiro do Sul, in the state's northwest, without an assertive prediction for realization [7][15]. This system shall serve municipalities such as Feijó, Cruzeiro do Sul, Tarauacá, Mâncio Lima, Rodrigues Alves and Guajará, in Amazonas [8].

[15] After corrections requested by the Federal Audit Court ("TCU") in the invitation to bid for the construction of the transmission line, it was published in November/2016 with the opening of the proposals scheduled for February/2017, according to data from "SIGET/ANEEL - Monitoring of Transmission Projects," according to a query made on April 4, 2017. As a result of the writ of summons issued by the Federal District Court of Justice ("TJDF"), the submission of bids was suspended with no appointed date for resumption. With this suspension, all execution activities are affected, since there will be losses given the lower exploitation of the state's least rainy period. The invitation to bid for the Feijó/Cruzeiro do Sul LT, to be published in March/17, was suspended due to the fact that the Acre Environmental Institute ("IMAC") did not maintain the commitment assumed with Eletronorte to release the Prior License ("LP") regardless of approval by the National Indian Foundation ("FUNAI"). This fact motivated the postponement of the project from 4/30/2019 to 4/30/2020, as quoted in the last quarterly presentation to ANEEL.

Figure 6 illustrates the situation in June 2016 of the level of interconnection - current and future - of national transmission lines. As shown, the connection designed for the state of Acre will be via two transmission line circuits in 230 kV coming from Rondônia.

Venezuela
Colombia
Guyana
Suriname
Peru
Bolivia
Chile
Paraguay
Argentina
Uruguay
Manaus
Porto Velho
Rio Branco
Cuiabá
Goiânia
Brasília
Palmas
Fortaleza
Natal
Recife
Maceió
Aracaju
Salvador
Vitória
São Paulo
Curitiba
Florianópolis
P.Alegre
Key
Existing
Future
Complex
138 kV
230 kV
345 kV
440 kV
500 kV
750 kV
± 600 kV DC
± 800 kV DC
Number of existing circuits
Paraná
Paranapanema
Grande
Paranaíba
Paulo Afonso

Figure 6 - National Interconnected System

Source: ONS, 2016.

Connection to the SIN is of the utmost importance for the Eletroacre system. As detailed in the report for the technical visit carried out in the concession, dependence on isolated generation sources affects operational aspects and compromises the company's indicators. Another issue of extreme relevance is the cost of generating these sources, which even if subsidized by a specific sector account, places a burden on the entire electric power sector.

2.2.2. Distribution System of the Utility

According to information provided by the Distributor, the High Voltage Distribution System ("SDAT") has a higher construction standard than that of the Basic Grid, and shows SEs[16] that are relatively new, automated and digitized. The system has 400 km of lines, either 69 kV or 138 kV, and a mobile 69/34.5/13.8 kV SE used to avoid long-lasting downtimes.

[16] SEs is the acronym commonly used for AT/MT transformation substations.

SDAT is serviced by a single supply point, from Abunã (Rondônia), which arrives at the Rio Branco I substation through a 230-kV transmission line owned by Eletronorte. From this substation, five lines are derived, which form the existing sub transmission system: (i) one 138 kV line, in a simple circuit, with 240 km in length, linking the Rio Branco and Epitaciolândia SEs, located in the municipality of the same name[17]. (ii) four 69 kV lines that connect the Rio Branco SE to the São Francisco (8.68 km), Taquari (8.71 km), Tangará (19.5 km) and Sena Madureira (135 km) SEs.

Figure 7 shows the current configuration of the AT and MT system with the area of activity of the substations.

LEGEND
SE 230 kV (Exist./Future)
SE 138 kV (Exist./Future)
SE 69 kV (Exist./Future)
SE 34,5 kV (Exist./Future)
LT 138 Kv (Existing)
LT 69 Kv (Existing)
LT 34,5 Kv (Existing)
LT 138 Kv (Future)
LT 69 Kv (Future)
LT 34,5 Kv (Future)
PORTO WALTER UTE
UTE JORDÃO
SANTA ROSA UTE
FEIJÓ UTE
SENA MADUREIRA SE
TANGARÁ SE
TAQUARI SE
XAPURI SE

Source: Information provided by Eletroacre, 2016.

The Medium and Low Voltage Distribution ("SDMT/BT") grid is standardized at primary voltages of 13.8/7.97 kV and 34.5/19.9 kV and secondary at 220/127 V and 230/127 V. There are 15,712 km of medium voltage grids, 13,158 km of single-phase circuits. The BT lines add up to approximately 4,000 km of grid, totaling over 18,500 km of distribution lines. The system has 6 SE's powered by 34.5 kV lines, and some stretches operate in the open position: between the Xapuri and Capixaba; Senator Guiomard and Plácido de Castro; and Campinas and Acrelândia SEs.

[17] It also serves the municipalities of Brasiléia and Xapuri, at a voltage of 34.5 kV.

Acre's MT grid is considered to be the pioneer in the use of a compact protected distribution grid (spacer cable)[18] and its BT network was the first to use multiplexed cables[19] in its lines and service branches, thus reducing non-technical faults and losses. Since 2014, the distributor has been using concentric cables[20] for new connections, thus avoiding deviations in the services branch, and polymer crosses for more than 5 years.

In the Rio Branco region, medium voltage grids are characterized by having high loads. This fact makes it difficult to transfer loads between feeders. In other situations, the same feeder that serves urban loads also serves rural loading, causing a high number of stoppages. In other municipalities, the main characteristics of low and medium voltage systems are the long distances traveled. Some 13.8 kV circuits can reach distances between 80 km and 100 km.

Another characteristic fact of the MT and BT system is the existence of conductors operating for a long time with high loads, which end up delivering poor quality power or breaking. This directly affects quality indicators (DEC and FEC) of the system and compensations paid by the Distributor.

The state of Acre has 9 systems which are not interconnected to the SIN. Table 5 shows the annual load values for the isolated Eletroacre systems for the year 2016. It should be noted that the isolated systems market, in 2016, corresponds to 25.8% of the distributor's total market [9].

Table 5 - Load of Eletroacre's Isolated Systems

	Annual Energy		Annual Maximum Demand
System	MWh	MW (average)	MW
Assis Brasil	6,246	0.713	1.166
Cruzeiro do Sul	164,516	18.780	29.090
Feijó	23,589	2.693	4.095
Jordão	2,735	0.312	0.544
Manoel Ribeiro	7,048	0.805	1.256
Marechal Thaumaturgo	5,684	0.649	1.036
Porto Walter	4,312	0.492	0.800
Santa Rosa do Purús	2,411	0.275	0.448
Tarauacá	28,586	3.263	5.166
TOTAL	**245,127**	**27.983**	**43.601**

Source: Eletrobras, 2016.

2.3. Utility's Consumer Market Analysis

[18] The Compact Protected Distribution Grid (Spacer Cable) is a technology that aims to compact the grid through a spacer that prevents direct contact between the cables, thus compacting the grid in a diamond-shaped manner. Thus, the mechanical stress exerted on structures comes from the messenger cable, taking into account that due to short intervals between spacers, protected cables require smaller mounting tensions compared to those of the messenger cable.

[19] These are cables used in overhead electric power distribution grids.

[20] These cables are recommended for electric power connections to low-voltage grid consumer input branches. They are mainly recommended for regions where there is a high incidence of electric power theft through clandestine connections.

This chapter will analyze the consumer market of the company, detailing information on consumption, broken down by voltage level and by rate class, in addition to billing according to the type of user. It should be noted that all the information in this section was obtained from the company's rate activity over the time horizon from 2012 to 2016.

We summarize in **Appendix B** to this report concepts that facilitate the understanding of the Brazilian rate structure.

In Table 6 we analyze the evolution of the number of consumer units ("NUC") of the company between the years of 2013 to 2016, as well as the growth rates for the whole period - change in the year 2016 versus the year 2013 - and geometric - percentage of average annual increase.

	NUC by Voltage Level					Rate of Change	
Voltage/Year	2012	2013	2014	2015	2016	Period % (2013/2016)	Geometric p.a. %
A3	-	-	-	-	1	-	-
A3a	-	5	11	75	85	1600%	157%
A4	-	390	753	394	424	9%	3%
BT	-	228,038	235,121	241,693	249,810	10%	3%
TOTAL	219,531	228,433	235,885	242,162	250,320	10%	3%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. In general, NUC relates to the month of October, except for the year 2016, which had September as the reference month.

* There is no public data approved by ANEEL of NUC by voltage level for the year 2012. For this reason, the rates of change were estimated by considering the change observed between 2013 and 2016.

Subgroup A3 (High Voltage) has only one consumer (connected in the year 2016). With respect to the Medium Voltage subgroups, A3a showed an expressive growth path, with rates of 157% p.a., going from 5 customers in 2013 to 85 in 2016. The increase was less significant for the A4 subgroup, with an average rate of increase of 3% p.a. The Low Voltage (BT) subgroup also showed an increasing trend in the number of consumers, with rates of 3% p.a.

Table 7 shows the evolution of the billed market (MWh) by voltage level, in addition to the two growth rates (period and geometric). Market information is also presented according to the types: (i) Provision - captive consumers of the distributor; (ii) Supply - distributor supplying another distributor; and (iii) Other Free Consumers - free consumers of the distributor.

Table 7 - Market Evolution by Voltage Level

Voltage/Year	Market by Voltage Level (BRL Million)					Rate of Change	
	2012	2013	2014	2015	2016	Period (2012/2016)	Geometric (p.a.)
PROVISION	795,627	817,745	866,361	905,341	932,602	17%	4%
A3	-	-	-	-	3,917	-	-
A3a	3,694	4,183	4,973	26,171	28,167	663%	66%
A4	179,423	177,109	202,813	186,801	178,225	-1%	0%
BT	612,510	636,453	658,574	692,369	722,292	18%	4%
LOW INCOME	-	36,651	69,252	84,145	69,180	-	-
SUPPLY	5,039	393	417	-	-	-	-
OTHER FREE CONSUMERS	1,964	8,587	10,874	21,410	15,508	690%	68%
TOTAL	802,630	826,725	877,651	926,751	948,110	18%	4%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Market data relates to the period of 12 months, accounted for up to the month before the IRT/RTP. The percentage of Low Income market share is in relation to the BT market.

Generally speaking, energy supply to captive market showed an average growth of 4% p.a. With respect to the opening by voltage level, we observe that the MT market showed a higher growth, driven by the growing market share of the A3a subgroup. The BT market presented a slight increase (rate of 4% p.a.), which was more significantly leveraged by Low Income consumers, which grew by 89% between 2013 and 2016. It should be noted that the free consumer market had a substantial increase in the period (68% p.a), representing a 690% growth over the period.

Table 8 shows the revenue evolution by voltage level, in addition to the two growth rates under analysis. The highest growth was observed in subgroup A3a, related to MT (65% p.a. growth), followed by Supply, with a 40% increase.

Table 8 - Evolution of Revenue by Voltage Level

Voltage/Year	Revenue by Voltage Level (BRL Million)					Rate of Change	
	2012	2013	2014	2015	2016	Period (2012/2016)	Geometric (p.a.)
PROVISION	317	286	283	282	367	15%	4%
A3	-	-	-	-	1	-	-
A3a	1	1	1	5	8	643%	65%
A4	63	54	51	45	57	-10%	-3%
BT	253	231	230	231	300	19%	4%
SUPPLY	0.8	0.09	0.09	-	-	-	-
OTHER FREE CONSUMERS	0.7	1.5	1.3	1.5	2.7	280%	40%
TOTAL	320	288	284	283	370	16%	4%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. Revenue is in nominal currency, at the price as of the date of processing the rate activity of each year.

Table 9 shows the NUC evolution by rate class, in addition to the two rates of change under analysis. There is a higher percentage of NUC growth in the Public Service class, with an increase of 40% p.a. The Rural, Lighting and Public Power classes showed little growth. The Industrial class suffered a 5% p.a. drop.

Table 9 - NUC Evolution by Rate Class

Class/Year	NUC by Rate Class (MWh) 2012	2013	2014	2015	2016	Rate of Change Period% (2012/2016)	Geometric% (p.a.)
Residential	171,357	178,887	185,566	191,210	198,521	16%	4%
Industrial	761	718	702	613	624	-18%	-5%
Commercial	17,903	18,701	19,108	19,636	20,412	14%	3%
Rural	26,232	26,716	26,944	27,256	27,298	4%	1%
Street Lighting	248	257	258	256	255	3%	1%
Public Power	2,968	2,989	3,126	3,040	3,059	3%	1%
Public Service	33	140	155	127	126	282%	40%
Other	29	25	26	24	25	-14%	-4%
TOTAL	219,531	228,433	235,885	242,162	250,320	14%	3%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. In general, NUC relates to the month of October, except for the year 2016, which had September as the reference month.

Table 10 shows the evolution of the Eletroacre Market by rate class. The "Public Service" class showed the highest energy consumption in the period considered, namely, 25% p.a., followed by "Street Lighting", with a 11% p.a. growth and "Residential", with 6% p.a. The "Public Power" and "Other" classes were shrunk by 2% p.a. and 36% p.a., respectively.

Table 10 - Market by Rate Class

Class/Year	Market by Rate Class (MWh) 2012*	2013	2014	2015	2016	Rate of Change Period% (2012/2016)	Geometric% (p.a.)
Residential	362,074	372,146	396,932	419,472	448,816	24%	6%
Industrial	46,227	38,184	36,813	33,844	53,421	16%	4%
Commercial	185,559	190,759	206,677	224,839	205,919	11%	3%
Rural	40,285	39,871	41,386	45,102	46,297	15%	4%
Street Lighting	31,753	42,305	43,792	50,184	47,707	50%	11%
Public Power	121,665	118,335	116,286	112,410	111,455	-8%	-2%
Public Service	13,892	23,544	34,165	40,316	34,292	147%	25%
Other	1,175	1,579	1,600	584	202	-83%	-36%
TOTAL	802,630	826,725	877,651	926,751	948,110	18%	4%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year. *Market values set out in Technical Note #404/12 are presented on a monthly basis. In order to obtain the annual market by rate class, the total market exposed in Table 7 (market by voltage level) was considered by the participation of each class in the monthly base.

The average monthly consumption information per user of each rate class is shown in Table 11. As shown, the "Street Lighting" class showed the greatest increase in average consumption (10% p.a.).

The "Other" class was the one that showed the greatest decrease in the period (33% p.a.), followed by "Public Service" (10% p.a.) and "Public Power" (3% p.a.).

Class/Year	Average Monthly Consumption by Class (kWh)					Rate of Change	
	2012	2013	2014	2015	2016	Period % (2012/2016)	Geometric % (p.a.)
Residential	176	173	178	183	188	7%	2%
Industrial	5,062	4,432	4,370	4,601	7,134	41%	9%
Commercial	864	850	901	954	841	-2%	-1%
Rural	128	124	128	138	141	10%	3%
Street Lighting	10,670	13,718	14,145	16,336	15,590	46%	10%
Public Power	3,416	3,299	3,100	3,081	3,036	-11%	-3%
Public Service	35,081	14,014	18,369	26,454	22,680	-35%	-10%
Other	3,376	5,265	5,129	2,028	675	-80%	-33%
TOTAL	305	302	310	319	316	4%	1%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

Table 12 shows the evolution of Eletroacre's revenue by rate class. It should be noted that there is no public data approved by ANEEL for the year 2012 regarding revenue related to each rate class, which is why only the total amount for 2012 is presented. The rates of change for this information are calculated by using the period from 2013 to 2016. Note that the "Residential" class was the one that showed the second largest increase in revenue billed (12% p.a.), only behind the Public Service (16% p.a.). The opposite is observed in the "Other" class, where there was an average drop of 41% p.a. during the period considered.

Table 12 – Revenue by Rate Class

Class/Year	Revenue by Class (BRL Million)					Rate of Change	
	2012*	2013	2014	2015	2016	Period % (2013/2016)	Geometric % (p.a.)
Residential	-	138	143	144	191	39%	12%
Industrial	-	11	9	7	14	30%	9%
Commercial	-	66	63	63	79	20%	6%
Rural	-	14	14	15	19	34%	10%
Street Lighting	-	8	8	10	12	46%	14%
Public Power	-	42	35	32	41	-2%	-1%
Public Service	-	6	8	9	10	57%	16%
Other	-	0.4	0.4	0.3	0.08	-80%	-41%
TOTAL	320	285	280	281	367	28%	9%

Source: ANEEL, rate activity approved between 2012 and 2016, processed in November of each year.

Once the market evolution of the distributor has been observed, it is necessary to evaluate it according to the data of the last readjustment of the company (carried out in November 2016, the most recent regulatory information). Table 13 shows the distribution of users, market and revenue, by voltage level for the year 2016.

Eletroacre	NUC		Market (MWh)		Revenue (BRL million)	
A3	1	0.0%	3,917	0.4%	1	0.3%
A3a	85	0.0%	28,167	3.0%	9	2.4%
A4	388	0.2%	178,225	18.8%	57	15.4%
BT	249,810	99.8%	722,292	76.2%	301	81.3%
Other Free Consumers	36	0.0%	15,508	1.6%	3	0.8%
Total	**250,320**	**100%**	**948,110**	**100%**	**370**	**100%**

Source: ANEEL, Company's 2016 IRT.

From the point of view of medium voltage, there is a certain market and revenue representativeness (22% and 18%, respectively), although the number of customers is unimpressive compared to the other voltages. High Voltage does not have significant representativeness in the company's market and revenue.

Eletroacre's consumer market consists essentially of the residential, commercial and rural classes, with the residential class accounting for approximately 80% of consumer units, 47% of the market and 52% of revenues, as seen in Table 14. About 32% of the billing is associated to the Commercial and Public Power rate classes.

Class	Consumers		Market (MWh)		Revenue (BRL million)	
Residential	198,521	79.3%	448,816	47%	192	52%
Industrial	624	0.2%	53,421	6%	14	4%
Commercial	20,412	8.2%	205,919	22%	79	21%
Rural	27,298	10.9%	46,297	5%	20	5%
Street Lighting	255	0.1%	47,707	5%	12	3%
Public Power	3,059	1.2%	111,455	12%	41	11%
Public Service	126	0.1%	34,292	4%	11	3%
Other	25	0.0%	202	0%	0	0%
TOTAL	**250,320**	**100%**	**948,110**	**100%**	**370**	**100%**

Source: Company's 2016 IRT.

In view of the above, the main conclusions of Eletroacre's consumer market by voltage level are: (i) MT represents 0.2% of consumers, 22% of the market and 18% of the company's revenue in 2016;

(ii) BT represents 99.8% of consumers, 76% of the market and 82% of the company's revenue in 2016 and, in the analyzed period from 2012 to 2016, showed annual growth rates of 3%, 4% and of 4% for
NUC, the market and the revenue, respectively; (iii) the "Low Income" market associated with the BT voltage level had its highest value in 2015, showing an 18% drop in 2016; and (iv) free consumers had the highest percentage increase in consumption in the last five years, namely, 690% in the period (68%
p.a.), although they had very little relevance in the distributor's income.
From the point of view of the rate classes, for the same information, it can be deduced that: (i)
the residential class represents 79% of the NUC and 47% of the company's market in 2016 with annual growth of 4% and 6%, respectively; and (ii) in the analyzed period, the industrial class showed a growth of 16% in market and 30% in revenue.

2.4. Operating Indicators

This chapter aims to analyze the main operating indicators of the company, based on its performance in recent years. To do so, sections 2.4.1 and 2.4.2 address service and product quality indicators, respectively, while Appendix C shows the evolution of emergencies. Section 2.4.3 shows a diagnosis on power losses.

2.4.1. Quality of Service Indicators

The distributor assesses the continuity of the service provided to consumers through individual and collective indicators, which are required by ANEEL and arranged in Module 8 of PRODIST.
Individual indicators are divided into indicators of Individual Downtime Duration per Consumer Unit or
per Connection Point ("DIC"); or Frequency of Individual Downtime per Consumer Unit or Connection
Point ("FIC"); Maximum continuous downtime duration per consumer unit or connection point
("DMIC"); and Duration of individual downtime occurred on a critical day per consumer unit or connection point ("DICRI").
The monitoring of the individual indicators is done by means of limits which are also individual, and are defined for monthly, quarterly and annual periods in relation to the DIC and FIC indicators. The
DMIC indicator limit is set for the monthly period, while the DICRI indicator limit is set for each critical-day downtime.
When the limits of the individual continuity indicators are breached, the distributor must compensate the consumer financially automatically with a deduction on their invoice within two months after the indicator is determined.
Table 15 shows the evolution of the compensation quantity and amount paid by Eletroacre over the period (2012-2016) by violating quality of service indicators, as well as the deterioration of compensations on the company's Installment B. It is worth noting that the amount of compensations and their respective financial value related to the annual period of assessment of the quality of service indicators are not available on ANEEL's website for the year 2016, which is why the 2016 compensation path reflects a decline.

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PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	26

Item	2012	2013	2014	2015	2016
Quantity (#)	1,057,619	991,657	820,889	938,921	826,157
Compensation Amounts (BRL)	5,796,184	7,869,827	7,287,046	7,683,933	5,213,301
Installment B (BRL)	87,660,845	118,824,784	125,005,297	142,932,677	159,598,690
%Comp./Installment B	**6.61%**	**6.62%**	**5.83%**	**5.38%**	**3.27%**

Source: ANEEL website.

There is a certain stability in the number of compensations during the period: around 900 thousand occurrences. As an example, the deterioration of Installment B with respect to compensations for breach of quality of service indicators had a significant 5.38% compromise on the company's Installment B in the year 2015 (recent history with complete data).

From the sums of the determined amounts for the individual DIC and FIC indicators, we obtain collective indicators that reflect the continuity of the service provided, both at the level of groups of consumer units and at the company level, namely: "DEC" (Equivalent Duration of Downtime per Consumer Unit) and "FEC" (Equivalent Frequency of Downtime per Consumer Unit).

As identified in Graph 4 and Graph 5, Eletroacre shows an annual downward trend in the calculated values for collective indicators. However, there is a greater trend for reducing admissible thresholds, while maintaining the utility away from meeting targets.

Graph 4 - Eletroacre's DEC Determined Indicator and Limits

80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
-
2012 2013 2014 2015 2016 2017
Assessed 65.94 71.99 63.68 56.38 58.92
Internal limit** - - - - 44.96
Limit 44.21 42.55 38.61 34.22 30.15 26.277

Graph 5 - Eletroacre's FEC Determined Indicator and Limits

60.00
50.00
40.00
30.00
20.00
10.00
-

	2012	2013	2014	2015	2016	2017
Assessed	55.28	47.47	40.84	40.71	43.53	
Internal limit**		-	-	-	-	30.53
Limit	38.87	36.92	32.93	29.07	22.17	17.920

Internal limits in accordance with ANEEL Normative Resolution #748/16 of November 29, 2016, which established the terms and conditions for the provision of the public electricity distribution service by the Designated Distributor, pursuant to article 9 of Law 12,783, dated January 11, 2013 and Ordinance #388 of June 26, 2016 of the Ministry of Mines and Energy.

Graph 6 lists the number of sets that violated their DEC and FEC limits in 2016 and the percentage of consumer units that these sets represent in relation to the total. As shown, the 10 sets (99% of the number of consumer units ("NUC")) violated both DEC and FEC targets for the year 2016.

DEC
Did not violate; 2
Violated; 10
Represent 99% NUC
FEC
Did not violate; 2
Violated; 10
Represent 99% NUC

The following graphs are histograms that gather information about the number of consumer sets, as well as the NUC (given as % above the bar), which have or have not violated their quality of service indicators for the year 2016. The information has been organized into violation ranges, so that the left of the axis (with negative sign) means that the distributor showed sets with assessed limits lower than the target (% range of the axis). The range to the right of the axis (positive sign) covers the sets that violated (above the target).

Graph 7 - Histogram of Eletroacre's sets: 2016 DEC

17%
2
0%
-
8%
1
67%
8
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 8 - Histogram of Eletroacre's NUC: 2016 DEC

1%
0%
3%
17%
79%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 9 - Histogram of Eletroacre's sets: 2016 FEC

17%
2
0%
-
8%
1
67%
8
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Graph 10 - Histogram of Eletroacre's NUC: 2016 FEC

1%
0%
0%
0%
0%
0%
0%
0%
0%
17%
3%
79%
<-50%
-50% to -40%
-40% to -30%
-30% to -20%
-20% to -10%
-10% to 0%
0% to 10%
10% to 20%
20% to 30%
30% to 40%
40% to 50%
>=50%

Of the DEC violating sets in 2016, 16% had values between 0% and 20% above the regulatory limit (represented by 20% of all consumer units served by the company). In addition, another 67% of the sets (79% of the company's total NUC) violated regulatory targets by more than 50%. The DEC indicator directly reflects the mean times of response to emergencies, which are also treated through indicators, but are not subject to evaluation for penalties. Such indicators are calculated monthly by the distributors for each set of consumer units and are shown in **Appendix C** to this report.

With regard to the FEC violating sets in 2016, 16% verified values between 30% and 50% above the regulatory limit (20% of the company's total NUC). In addition, 67% of the sets (79% of the company's total NUC) violated regulatory targets by more than 50%. That is, there is a need for quality improvement in most of the company's concession area.

As will be presented in item 3 - Five-Year Investment Plan, large amounts of investments are planned for correcting Eletroacre's system with a view to improving continuity indicators. However, it is essential to conduct regulatory litigation for the recognition by ANEEL of the particularities of the systems located in rural areas (climatic seasonality and impacts of road infrastructure in service, for example). The recognition of these specificities of the concession should directly affect OPEX attributes and make flexible targets for continuity indicators, ensuring that only aspects under the utility's exclusive management are evaluated for penalties.

2.4.2. Product Quality Indicators

Product quality indicators analyze the adequacy of the voltage level in steady state, arranged in Module 8 of PRODIST. These indicators are: The Relative Duration of the breach for Equivalent Critical Voltage ("DRCE") and the Relative Duration of the breach for Equivalent Poor voltage ("DRPE"). The stipulated limits for the indicators are: 0.5% for Critical Voltage[21] and 3% for Poor Voltage. Graph 11 and Graph 12 show the evolution of the mentioned indicators.

[21] The steady state voltage indicators are calculated on a quarterly basis based on sample measurements performed by distributors in consumer units randomly selected within their concession or permit area. For each consumer unit, voltage is measured over a week, and the DRP (relative duration of the poor voltage breach) and DRC (relative duration of the critical voltage breach) indicators are determined, which express the percentage of time in which the consumer unit remained with poor voltage and with critical voltage.

Graph 11 - Evolution of the product quality indicator (DRCE)

12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
3.45%
2.68%
4.59%
9.79%
3.09%
0.50%
2012
2013
2014
2015
2016
ELETROACRE
Maximum Limit

Source: ANEEL website.

Graph 12 - Evolution of the product quality indicator (DRPE)

18.00%
16.00%
14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
6.51%
7.84%
13.71%
15.74%
3.65%
2012
2013
2014
2015
2016
ELETROACRE
Maximum Limit

Source: ANEEL website.

By analyzing the previous graphs, we find that the Distributor showed a path of increased breaches of indicators limits until the year 2015, when the company violated the DRCE by almost 20 times the stipulated limit and over 5 times the DRPE limit. In 2016, the Distributor improved, with a significant reduction of the indicators, which are closer to their respective targets.

PwC I Loeser e Portela Advogados I Siglasul Prepared for BNDES 31

Breaches of limits of the individual product quality indicators also generate compensation to be paid by the Distributor. Table 16 shows the amount paid by Eletroacre with respect to the breach of individual product quality indicators.

Table 16 - Compensations for Breach of Product Quality Indicators

Item	2012	2013	2014	2015	2016
Quantity (#)	5,615	6,057	22,620	28,584	40,763
Compensation Amounts (BRL)	533,040	588,300	1,215,875	2,096,287	2,487,163
Installment B (BRL Million)	87	118	125	142	159
%Comp./Installment B	0.61%	0.50%	0.97%	1.47%	1.56%
Source: ANEEL website.

It should be noted that Eletroacre has a path of growth with respect to the amount paid for the breaches and with respect to the amount of compensations paid, with 2016 being the year of greatest installment B commitment for compensations for breaches of product quality indicators (1.56%).

2.4.3. Power Losses
Power losses in a distribution system are also taken as an operational indicator of a Distributor.
Losses are divided into the categories of Technical Losses and Non-Technical Losses.
In the calculation of technical losses carried out by ANEEL, losses in the distribution grids in high, medium and low voltage, substations, distribution transformers, in addition to the connection branches and meters are taken into account.
The level of technical losses calculated at the time of the company's RTP, as a percentage of the energy injected, is kept constant in all IRTs until the subsequent revision. The regulatory framework for non-technical losses is also defined at the time of the RTP, but unlike the PTs, a downward trajectory is defined, with a lower level of PNT being recognized at each rate readjustment until it reaches the regulatory target established by the Agency at the end of the cycle.
Graph 13 shows Regulatory Technical Losses, while Graph 14 illustrates the difference between the Real and Regulatory PNTs, elucidating the Distributor's performance over the analyzed period. As shown, the Distributor has actual PNT levels over 2 times higher than the regulatory PNT.

PwC | Loeser e Portela Advogados | Siglasul			Prepared for BNDES		32

Graph 13 - Regulatory Technical Losses for Injected Energy

20.00%
17.50%
15.00%
12.50%
10.00%
7.50%
5.00%
2.50%
0.00%
11.87%
11.53%
9.85%
9.85%
9.85%
2012
2013
2014
2015
2016*
Regulatory

Source: 3rd RTP of the Distributor.

30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
15.20%
21.42%
23.59%
23.42%
26.02%
14.72%
13.86%
13.00%
12.14%
11.28%
2012
2013
2014
2015
2016
Real
Regulatory

Source: Data for regulatory losses obtained from the 3rd RTP of the Distributor. Real losses were obtained according to energy balance data provided by the company.

As will be shown in item 3 (PIQ), important investments are projected for the coming years to meet the expansion of the MT/BT market, which aims to regularize clandestine consumption. In addition to investments aimed at reducing non-technical losses, especially in the expansion of clandestine connection grids, OPEX's contribution to fraud reduction is also essential. These actions, when implemented, would have a positive effect for Eletroacre to add billable consumption and revenue to the concession.

2.5. Energy Purchase and Sale Indicators

This chapter shall discuss the historical evolution of Eletroacre's Required and Contracted
Energy. The entire analysis is based on the current regulation expressed in Sub-module 3.2 - Energy
Acquisition Costs - for Rate Regulation Procedures ("PRORET"), which have a normative nature regarding the rate processes of electric power distribution utilities.
Firstly, the conceptual distinction between Required and Contracted Energy must be defined.
Required Energy is the volume of electric power (MWh) acquired in a given reference period to serve consumers or other utilities and distribution licensees, plus regulatory power losses of the distribution system - subdivided into technical ("PT") and non-technical ("PNT")[22].
Contracted Energy is the volume of electric energy (MWh) acquired by Base contracts,
Bilateral contracts and Energy Trading in the Regulated Environment Contracts ("CCEAR"), which shall be briefly explained below.
Base Energy encompasses:
•	Own Generation: energy generated by the distributor to serve its market, according to
Law 9,074 of July 7, 1995, with the wording given by Law 10,848 of 2004, which provides that distributors of the National Interconnected System ("SIN") with a market below 500 GWh/year and those that serve Isolated Systems can carry out electric power generation activities, provided that they are fully intended to serve their own markets.
•	Angra 1 and 2 Quota: energy marketed by the Angra 1 and Angra 2 generating plants and compulsorily acquired by utilities operating in the SIN, as provided in article 11 of
Law #12,111 of 2009.
•	Renewed Concession Quota: amount resulting from the apportionment of the physical energy and power guarantee of plants whose concessions were extended pursuant to Law
#12,783 of 2013. Allocation of quotas to distributors is established according to ANEEL regulations.
•	Itaipu Binacional Quota: Energy sold by Itaipu Binacional with the electricity distribution utilities acquiring shares of the production that were made available to
Brazil, according to specific ANEEL regulation. Holders of quotas of the plant's energy are only distributors located in the South and Southeast/Center-West subsystems, which compulsorily acquire the electricity generated by Itaipu. That is, they do not include distributors located in the North and Northeast subsystems.
Bilateral Contracts are freely negotiated between the agents, signed before the enactment of Law
#10,848 of 2004, to serve the Interconnected System. Contracts signed to serve the Isolated System before Provisional Measure #466 of July 29, 2009, and those signed by means of a bidding held in the form of a competition or auction, as set forth by Decree #7,246 of July 28, 2010, also correspond to
Bilateral Contracts.

22 If the real electrical losses (whether technical or non-technical) are considered instead of regulatory losses, the energy of the system is called Injected Energy.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	34

Also classified as Bilateral Contracts are the contracting of Distributed Generation energy resulting from vertical divestiture, as provided by Law #10,848 of 2004. In addition, also classified as such are contracts arising from public bidding carried out by distribution agents with own market lower than 500 GWh/year and contracts signed between a utility with market under 500 GWh/year and its current supply agent.

Finally, Energy Trading in the Regulated Environment Contracts ("CCEAR") are those established for the Auctions of: (i) Existing Energy for existing generation projects - defined based on article 19 of Decree #5,163 of 2004; (ii) New Energy for new generation projects - deriving from auctions defined based on article 19 of Decree #5,163 of 2004 and (iii) Alternative Energy Sources -
arising from auctions defined based on article 19 of Decree #5,163 of 2004.

After explaining the concepts, the evolution of the Required Energy (MWh) and Contracted
Energy (MWh) for the years 2012 to 2016 of distributor Eletroacre is shown on Table 17 and Table 18.

Table 17 - Results of Regulated Required Energy (MWh) from 2012 to 2016.

	2012	2013	2014	2015	2016
Required Energy (Provision + Supply
	1,035,240	1,027,839	1,079,167	1,121,364	1,154,490
+ Losses)
Provision + Supply	800,666	818,138	866,777	905,341	932,602
Provision	795,627	817,745	866,361	905,341	932,602
Supply (TE Market)	5,039	393	417	0	0
Regulatory Losses	234,574	209,701	212,390	216,023	221,889
Non-Technical Loss	90,161	88,224	85,615	84,054	81,475
Technical Loss	120,248	99,969	105,249	110,443	112,495
Basic Grid Loss on Dist.	24,165	4,022	3,885	3,807	4,807
Basic Grid Loss on Captive market	0	17,485	17,642	17,719	23,112
Source: ANEEL.

Table 18 - Results of Contracted Energy (MWh) from 2012 to 2016.

	2012	2013	2014	2015	2016
Contracted Energy (Base + Bilateral +	1,181,474	763,102	1,020,739	1,911,223	2,195,280
CCEAR)
Base Energy	35,713	36,614	273,112	566,925	473,023
Own Generation	16,068	16,068	16,068	16,068	16,068
Angra I/Angra II Quota	0	0	34,945	34,898	34,084
Quotas Law #12783/2013	0	0	200,833	495,086	400,296
Itaipu (deducting losses)	0	0	0	0	0
PROINFA	19,645	20,546	21,265	20,873	22,575
Bilateral	687,970	564,820	86,561	0	197,323
CCEAR	457,791	161,668	661,066	1,344,298	1,524,934
Source: ANEEL.

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From the point of view of Requested Energy, we see that the total increased over time (119 GWh increase), driven by the increase in energy supply level - supply rose by 132 GWh in 5 years, while regulatory losses decreased by 13 GWh over the same period. With respect to Contracted Energy, its growth path is due to the energy increase coming from the CCEAR contract (this contract accumulated a 1.06 TWh increase in 5 years, while Base Energy increased by 436 GWh. Regarding the energy of the Bilateral agreement, this showed a reduction path for the period, with no participation of this agreement in 2015[23].

Graph 15 presents the evolution for the years 2012 to 2016 of the following information: (i) Contracted Energy in GWh subdivided by the Base, Bilateral and CCEAR contracts; (ii) curve with the percentages of coverage by the rate of the energy contracts that the distributor made during the analyzed period; and (iii) difference between Contracted Energy and the regulatory Required Energy in GWh.

Difference between Contracted and Required Energy:
146,23 GWh
Difference between Contracted and Required Energy:
264,74 GWh
Difference between Contracted and Required Energy:
58,43 GWh
Difference between Contracted and Required Energy:
789,86 GWh
Difference between Contracted and Required Energy:
1.040,79 GWh
88%
135%
106%
59%
53%
35.713
687.970
457.791
36.614
564.820
161.668
273.112
86.561
661.066
566.925
0
1.344.298
473.023
197.323
1.524.934
2012
2013
2014
2015
2016
Base Energy (GWh)
Bilateral (GWh)
CCEAR (GWh)
% Recognition

Source: Prepared by the Author.

[23] The company has 9 isolated SIN systems where service to the market is carried out through the contract signed with the Independent Energy Producer (Guascor do Brasil Ltda.), but this contract was not recognized by ANEEL when it approved the rate revision in 2015, and therefore the company has to bear all costs of this contracting. The amount not covered by the rate was BRL 8.6 million. As the end of the contract with Guascor is approaching, Auction #010/2015-ANEEL was held, and the winners were the Energia do Acre Consortium ("CEA"), Tecnogera Locação e Transformação de Energia Ltda ("TECG") and the Brasil Bio Fuels Geração de Energia do Acre Consortium ("BBF Acre"). The year of 2016 was a transition period, when the service to the 9 Systems was migrated to the auction winning PIEs. From 2017 onwards, all service was considered to be carried out by the PIEs.

In terms of Contracted Energy, there is a peak in energy from the Bilateral agreement in 2012, with a path of reduction in subsequent years, while energy contracted through CCEAR showed a dizzying path, with the highest peak being verified in 2016 (1,524 GWh). Regarding Base Energy, it showed growth between 2012 and 2015 (414 GWh increase).
We can see that the percentage ratio of Contracted and Required Energy indicates that there is considerable over-contracting in the past two years (approximately 42% in 2015 and 48% in 2016). The difference can be explained, to a lesser extent, by the distance between real and regulatory commercial losses, which was already shown in section 2.4.3, but mainly by overcontracting, the causes of which must be detailed by the distributor to ANEEL so that they may be evaluated and recognized, if appropriate, as involuntary[24].

2.6. Asset Conditions

Between 3/27/2017 and 3/31/2017, a field visit was carried out at Eletroacre's premises, aiming at the diagnosis and evaluation of the technical and physical conditions of the utility's assets, in particular the main electrical energy distribution equipment and infrastructure, identifying its status, critical points at distribution grids by voltage level, as well as the description and evaluation of services.
During these field visits we observed 69 kV and 138 kV transmission lines and towers in good condition and easement strips in a reasonable state of cleaning. In general, they run parallel and near highways. The verified substations are in good preservation condition, but have some specific operation and structure issues. Medium voltage distribution grids, in general, are in good condition and free of foreign objects. According to information, 36.3% of the three-phase 13.8 kV grids are compact (916
km) - stretches of these grids were evaluated in rural visits.

2.7. Critical points observed during the field visit and challenges for new utilities

Below is a series of observations from the field visit, with the appropriate actions listed, which are related to the PIQ to be presented later.

[24] The vote of Director André Pepitone da Nóbrega, who monitors Aneel Order #1,143, of April 25, 2017, regarding CASE
48500.002516/2016-50 on the recognition of involuntary overcontracting, cites that "It is further recognized that paragraph 10 of article 50 of Resolution #453 of 2011 does not cover all the causes of overcontracting that may be recognized as involuntary, requiring ANEEL to analyze exceptional cases presented by distributors. In such circumstances, as well as in the migration of consumers to ACL, each distributor should have the opportunity to file an involuntary overcontracting recognition petition to ANEEL by proving maximum efforts and detailing its particular case."

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	37

2.7.1. High-voltage distribution system

Studies of Empresa de Pesquisa Energética (EPE) recommend a new source of 230 kV supply with the objective of reducing dependence on the Rio Branco SE in the supply of Acre's 69 and 138 kV system. Eletroacre's investments associated with this source of supply are already provided in the PIQ and allocated to the type of project ("AT Expansion").
The construction of the Entroncamento SE, planned to operate at 138/34.5 kV voltages, with two
12.5 MVA transformers, will enable improvements to the quality of 34.5 kV voltage supply by the
Xapori SE. In addition to this substation, the Epitaciolândia SE is also planned to be expanded, which is expected to be energized in May 2017, and will make it possible to improve supply to the city of
Brasiléia by disabling the generation of the isolated Manoel Urbano system.
There is currently a load limitation on the 69 kV Rio Branco/Tangará and Rio Branco/Taquari
lines due to the currently used current transformers. The planned investment in the expansion of the Rio
Branco SE, a 69-kV bay, will allow for improvements and is already present in Eletroacre's investment plan.

2.7.2. Medium-voltage distribution system, grids and substations

A critical configuration in the operation of Eletroacre's medium voltage system was observed at the Taquarí SE. The 13.8 kV busbar is raised to 34.5 kV where a circuit is fed to power five substations.
It occurs that single-phase branches and distribution transformers are also connected to this line, raising short-circuit levels. However, there are important investments that will substantially alleviate this existing grid, namely:
•	New Acrelândia substation, with two 6.25 MVA, 69/13.8 kV transformers and two 6.25
MVA, 69/34.5 kV transformers;

•	New interconnection - Quinari line - Acrelândia; and,

•	New Quinari SE, with three 25 MVA, 138/69 kV, two 12.5 MVA, 69/13.8 kV and two of
6.25, 69/34.5 kV transformers.
Another critical configuration is observed in circuits that feed substations at 34.5 kV - Xapori,
Campinas, Acrelândia, Plácido de Castro, Capixaba, Senador Guiomard and Sena Madureira - that should be express and dedicated to serving these substations. However, connected along its path are also single-phase branches and distribution transformers, which can cause great imbalance to the system. To aggravate the situation, there is no balancing of most of the connections of the transformers and branches connected to the three-phase circuit. The PIQ provides for phase addition, renovation and revitalization of the rural grid, which can contribute to reduce the problems detected in this system.
New 34.5 kV circuits in Sena Madureira up to Manoel were found de-energized and with vegetation occupying the easement strip. A similar situation was observed in a section from
Epitaciolândia to Assis Brasil. In order to solve such issues, investments are planned to connect these grids.
Since it operates on a vast rural and forest area, the concession has 15,712 km of grid at MT and of these, 13,158 km are in single-phase network. Since electrically this type of network has greater subjection to quality issues and technical losses, specific values for phase addition are considered in the

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	38

PIQ. Also with the objective of improving the configuration and operation of the system, Eletroacre has
380 three-phase reclosers already installed in the grid, but awaiting investment in remote control. Such investments are considered in the plan under recloser control and remote control.

2.7.3. BT distribution system - Grids and SET

Eletroacre's low voltage grids (BT) are mostly made of open, bare conductors. The current standard of construction of the distributor already provides for execution with the use of pre-assembled
(insulated) cables. However, few stretches were observed to be in this configuration. Improvements are planned on BT circuits (division and renovation of 400 circuits) in the PIQ. As the new standard is the use of pre-assembled cable, the planned actions include increases in this type of grid.
Other initiatives focused on operation and maintenance are also recommended:

• Revision of fuse links in the rural MT grid;
• Rebalancing of connections of single-phase grids and single-phase transformers and,
• Replacement of continuous neutral stretches in the MT grid.

3 .	Five-Year Investment Plan ("PIQ")

The objective of the PIQ is to present, based on technical and economic evaluations, a five-year investment plan - 2018-2022 horizon - for Eletroacre's electric energy distribution concession area, with reference to the projects planned as necessary in the concession area, thus ensuring expansion of the grid interconnected to the National Interconnected System ("SIN"), meeting the demand for new connections in the scope of the vegetative growth and the Programa Luz para Todos ("PLpT") program, improvement of the performance indicators of service continuity, voltage levels and electrical losses, as well as adjustments and implementations of computerized systems for support in commercial management and distribution.

PwC | Loeser e Portela Advogados | Siglasul Prepared for BNDES 39

The following summarizes the main points of the adopted methodology, the contracted investments in progress and the summary of the consolidated amounts of projected annual investments.
In order to verify the investment needs, the information provided in the Data Room by Eletroacre was used, namely: "Electrical System Expansion Plan (2017-2026 horizon)", "Distribution
Development Plan ("PDD") for the year 2017", "Results Plan for the Improvement of Distribution
Services, 2015" and "Plan for Temporary Rendering of Electricity Distribution Service, 2017". In
addition to this information, we used information obtained by the company's planning area, obtained through face-to-face meetings and conference call.
Also considered were investments in execution in 2017, which totaled BRL 117.9 million, as shown in Table 19[25].

Table 19 - Investments in progress in the year 2017 by Type of Project

Type of Project	Investments
AT Expansion	BRL 36,139,076
MT/BT Expansion	BRL 7,381,900
MT/BT Improvement	BRL 28,549,854
Renovation	BRL 6,718,538
"Luz para Todos"	BRL 39,207,000
Total	BRL 117,996,368

The works contained in the PIQ were defined based on the information provided and analysis of the investments in progress. Firstly, we drafted a Base Scenario, starting with the 2017 PDD by setting, for the years with no initial investment forecast, the following assumptions by type of investment and voltage level:
•	"AT Expansion": the annual projects projected by the company in the 2017 PDD were considered. However, the amounts submitted by Eletroacre for these investments were considered to be inflated when compared to the price bank used by ANEEL. For these projects, we adopted a 14.12% price reduction level;
•	"MT/BT Expansion": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2021 was considered. As there were no projected investments for the year 2022, the average of previous years was considered for this year;
•	"Improvement": the company's projected annual investment in the 2017 PDD for the period from 2018 to 2021 was considered. As investments for this period already indicate a downward trend, for 2022 the necessary resources were estimated based on the average annual reduction rate in the period from 2018 to 2021 on the investment amount for the year
2021;

[25] The amounts set forth in this section relate to projects in progress or which are in the process of signing a contract. The figures shown are estimated: therefore, they may change during the year.
PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	40

•	"Renewal": the company's projected annual investment in the 2017 PDD for the period from
2018 to 2021 was considered. For 2022, the necessary investment was estimated as the amount corresponding to the portion related to the "Regulatory Reintegration Quota
('QRR')" established by ANEEL to Eletroacre in the last rate revision, adjusted by the IPCA projection until April 2017;
•	"PLpT": considered, in the year 2018, as the necessary investments to meet connection targets related to the completion of the program in that year, according to Decree #8,387 of
12/30/2014		;
•	"Systems": considered as the investment for implementation of a new commercial system
(50%	of the investment amount allocated in 2018 and another 50% in 2019) and the investment to update the Distribution Management System ("SGD") in 2018.
Table 20 shows the projection of the Five-Year Plan investment figures by type of project and voltage level, for the Base Scenario[26]:

Table 20 - Base Scenario: Five-Year Investment Projection

Type of Project/
	2018		2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 111,290,707		BRL 28,288,973	BRL 68,920,132	BRL 28,551,496	BRL 49,971,028	BRL 287,022,336
MT/BT Expansion	BRL 28,201,483		BRL 21,145,654	BRL 17,404,078	BRL 19,078,001	BRL 21,457,304	BRL 107,286,520
Subtotal	BRL 139,492,190		BRL 49,434,627	BRL 86,324,210	BRL 47,629,497	BRL 71,428,332	BRL 394,308,856
MT/BT Improvement	BRL 30,375,012		BRL 26,380,175	BRL 25,996,410	BRL 17,488,168	BRL 15,015,341	BRL 115,255,106
Subtotal	BRL 30,375,012		BRL 26,380,175	BRL 25,996,410	BRL 17,488,168	BRL 15,015,341	BRL 115,255,106
"Luz para Todos"	BRL 73,893,612		-	-	-	-	BRL 73,893,612
Subtotal	BRL 73,893,612		-	-	-	-	BRL 73,893,612
Asset Renewal	BRL 10,098,152		BRL 11,296,932	BRL 11,576,640	BRL 12,022,820	BRL 18,151,778	BRL 63,146,322
Subtotal	BRL 10,098,152		BRL 11,296,932	BRL 11,576,640	BRL 12,022,820	BRL 18,151,778	BRL 63,146,322
SGD Update	BRL 650,000		-	-	-	-	BRL 650,000
Commercial System	BRL 10,000,000		BRL 10,000,000	-	-	-	BRL 20,000,000
Subtotal	BRL 10,650,000		BRL 10,000,000	-	-	-	BRL 20,650,000
Total
	BRL 264,508,965		BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 104,595,451	BRL 667,253,895
Investments

In the total Own Resources, listed in Table 20, we considered the 90% subsidies related to the projects linked to the Programa Luz para Todos ("PLPT") Program and 100% subsidies related to the subrogation of the Fuel Consumption Account ("CCC") related to the following projects:
1)	Epitaciolândia - Assis Brasil LD, 110 km;
2)	Sena Madureira - Manoel Urbano LD, 86 km;

[26] The financial amounts presented in this section are in real currency at April 2017 prices.

PwC | Loeser e Portela Advogados | Siglasul					Prepared for BNDES		41

3)	Assis Brasil SE (2 x 6.25 MVA 69/13.8 kV);
4)	Manoel Urbano SE (2 x 6.25 MVA 69/13.8 kV); and,
5)	Sena Madureira SE (69 kV Bay).
It should be noted that in the Base Scenario presented, the amount for investments with Own
Resources made in the year 2018 is higher than the average of other years for the period, since a large part of the investments foreseen in the years 2016 and 2017 were allocated, intended for compliance with the Results Plan for Improvement of the Distribution Service signed with ANEEL in 2015 to reduce the reported values of service continuity indicators (which were not applied due to the stoppage by Eletroacre in the implementation of the Plan in September/16). However, about 50% of the projected investments in 2018 to serve isolated systems, replacing fossil fuel thermal generation, and service to the PLpT, will respectively be covered by subsidy from the subrogation of the Fuel Consumption
Account ("CCC") and the Energy Development Account ("CDE").
The Alternative Scenario considers investment anticipations from 2023 and 2024 to the year
2022 to the amount of BRL 36.5 million, in order to provide an increase in assets in the Regulatory
Remuneration Base ("BRR") in the periodic rate revision designed for the year 2023[27].

Table 21 - SEs and LDs with anticipated investments for the drafting of the Five-Year Plan

PROJECT DESCRIPTION	ESTIMATED	CONSIDERED AMOUNT
	AMOUNT	(PIQ)*
(PDD)
Alto Alegre II – Porto Acre LD	BRL 6,221,315	BRL 5,342,865
Porto ACRE SE - 6.25 MVA/69 kV - 13.8 kV	BRL 5,638,647	BRL 4,842,470
Alto Alegre II SE - Nova RBR SE LD	BRL 5,181,121	BRL 4,449,547
Alto Alegre II - São Francisco SE LD	BRL 5,871,937	BRL 5,042,819
Nova RBR SE - 2X25 MVA - 69/13.8 kV	BRL 13,492,808	BRL 11,587,624
Total Investments	BRL 36,405,829	BRL 31,265,326
*As these are AT projects, when incorporated into the Alternative Scenario, they will suffer a 14.12% price reduction.

Table 22 shows the projection of the Five-Year Plan investment figures by type of project and voltage level and computerized systems for the alternative Scenario.

27 In this case, it was assumed that the company will have its privatization process finalized in 2018, having, therefore, an RTP in the year 2023.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES		42

Table 22 - Alternatives Scenario: Five-Year Investment Projection

Type of Project/
	2018	2019	2020	2021	2022	Total
Systems
AT Expansion	BRL 111,290,707	BRL 28,288,973	BRL 68,920,132	BRL 28,551,496	BRL 81,236,355	BRL 318,287,663
MT/BT Expansion	BRL 28,201,483	BRL 21,145,654	BRL 17,404,078	BRL 19,078,001	BRL 21,457,304	BRL 107,286,520
MT/BT Improvement	BRL 30,375,012	BRL 26,380,175	BRL 25,996,410	BRL 17,488,168	BRL 15,015,341	BRL 115,255,106
Renewal	BRL 10,098,152	BRL 11,296,932	BRL 11,576,640	BRL 12,022,820	BRL 18,151,778	BRL 63,146,322
"Luz para Todos"	BRL 73,893,612	-	-	-	-	BRL 73,893,612
Distribution Management
System	BRL 650,000	-	-	-	-	BRL 650,000
Commercial System	BRL 10,000,000	BRL 10,000,000	-	-	-	BRL 20,000,000
Total
	BRL 264,508,965	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 135,860,778	BRL 698,519,223
Investments
Total Own Resources	BRL 140,911,399	BRL 97,111,734	BRL 123,897,260	BRL 77,140,485	BRL 135,860,778	BRL 574,921,656

The table above shows an increase of "intentional" investments in the Alternative Scenario for the years 2019 and 2022, with a view to new investors recovering, via rate, the investments made in advance of the year of the possible request of the 1st Periodic Rate Revision to be applied in the new concession (2023).
It should be noted that the Base Scenario shall be used for the Company's economic-
financial evaluation.

PwC | Loeser e Portela Advogados | Siglasul				Prepared for BNDES		43

	4	.	References

[	1]		“Memória de Eletricidade,” 4 25 1961. [Online]. Available: http://www.memoriadaeletricidade.com.br. [Accessed 4 5 2017].

[	2]		“Revista Guascor 10 anos,” [Online]. Available: http://www.guascor.com.br/livro10anos/downloads/cap_07.pdf. [Accessed 4 4 2017].

[	3]		“Centro Cultural Luso Brasileiro,” [Online]. Available: http://cclbdobrasil.blogspot.com.br/2012/04/e-assimnasceu-rio-branco.html. [Accessed 4 4 2017].

[	4]		Law #4,070, "O Território à o Acre, com seus atuais limites é erigido em Estado do Acre", 1962.
[	5]		E. D. Acre, “Desestatização Distribuidoras Eletrobrás,” 2016.
[	6]		E. d. P. Energética, “Plano Nacional de Energia 2030,” 2007.
[	7]		ANEEL, “ANEEL,” [Online]. Available: http://www.aneel.gov.br/fiscalizacao-publicacoes. [Accessed 4 6 2017].
[	8]		G1, “G1,” 6 25 2016. [Online]. Available: http://g1.globo.com/ac/acre/noticia/2016/09/eletronorte-solicitalicenca-paraobras-de-linhao-ate-cruzeiro-do-sul.html. [Accessed 4 5 2017].

[	9]		Eletrobras, “Plano Anual de Operações dos Sistemas Isolados para 2017,” 2017.
[	10] ANEEL, “PRODIST - Módulo 7"
[	11] E. D. Acre, “Apresentação Institucional - Eletroacre, " 2017

	PwC | Loeser e Portela Advogados | Siglasul		Prepared for BNDES	44

APPENDIX A - Socioeconomic Characterization of the Concession Area

In order to better characterize the area of activity of the Distributor, socioeconomic information was collected and grouped into four data sets: (a) Demographic, Education and Employment; (b) Access to Services; (c) Income and (d) Violence. In the following items, comparative analysis was performed for each information collected from the company in relation to the data observed in the North and
Northeast regions and Brazil's average. This comparison allows to evaluate the degree of similarity/divergence of the socioeconomic indicators of the company in relation to the regions where the companies of the Eletrobrás group operate, as well as to compare with the national average.

a)						Demographic Information, Level of Education and Unemployment Rate
	A Table 23 shows, in order, the number of municipalities, area, population,
	population density, number of households, percentage of population living in rural areas,
	percentage of illiterate population and unemployment rate in the Distributor's area, as well
	as average data for Brazil and the North and Northeast Regions.

Table 23 - Demographic Information, Level of Education and Unemployment Rates

					#
Region	#	Area	Population	Density	Households	Rural	% Illiterate	Unemployment
	Municipalities	(km2)	(Thousand)	(Inhabitants/km2)	(thousand)	Popul.	Popul.	Rate
ACRE	22	164,845	806	4.91	232	29%	15%	10%
BRAZIL	5,567	8,497,584	204,860	24.11	68,037	15%	9%	8%

NORTH	449	3,848,855	17,525	4.55	5,093	25%	11%	9%
NORTHEAST	1,794	1,554,291	56,639	36.44	17,836	27%	17%	9%
Sources: Data on the population were taken from the 2015 PNAD. Number of municipalities and areas were obtained from INPE.
Unemployment rate was obtained at IPEA/PNAD for the year 2014.

Acre is the third state with lowest population density in the North Region (4.91 inhabitants/km2), and the capital (Rio Branco) is the most populous municipality in the state. Its population is mainly concentrated in urban centers (71% of the population). However, the state shows a high percentage of inhabitants in rural regions (29%) when compared to the averages of the North and Northeast regions and Brazil.

b)	Access to services
Table 24 shows (for Eletroacre, and average data from Brazil and the North and Northeast
Regions) the percentages of households (i) without garbage collection; (ii) same as point "i", but for urban areas; (iii) without water supply through networks; (iv) same as point "iii", but for urban areas;
(v) without sanitary sewage by networks or septic tank; (vi) same as point "v", but for urban areas; and
(vi) without electric lighting located in rural areas.

PwC | Loeser e Portela Advogados | Siglasul					Prepared for BNDES			45

		Table 24 - Service Access Information
			% HH	% Urb.	% HH	% Urb. HH
	% HH	% Urb. HH	without	HH	without	without Sewage	% Rural HH
Region	without	without	Water	without	Sewage	Networks/Septic	without
	Garbage	Garbage	Network	Water	Networks/Septic	Tank	electrical
	Collection	Collection	Supply	Network	Tank		lighting
				Supply
ACRE	21%	1%	46%	32%	36%	25%	13%
BRAZIL	10%	1%	15%	6%	19%	12%	2%
NORTH	21%	3%	40%	28%	38%	29%	7%
NORTHEAST	21%	3%	20%	7%	35%	23%	1%
Sources: 2015 PNAD.

In Acre, 21% of the households do not have garbage collection, while 46% do not have water supply through networks and 36% do not have access to a sewage network/septic tank. The percentages of urban households without access to the sewage/septic tank and without water supply through network are high and above the regional and national averages. That is, it is a state with a certain lack of basic services infrastructure.

c) Income
Table 25 shows (i) the percentage of households with income of up to 2 Minimum Wages
("S.M."); (ii) the percentage of people living in households with per capita income below the poverty line[28]; (iii) average household income per capita and (v) GDP (Gross Domestic Product) per capita.

Table 25 - Income Information

		% HH w/ Income Up to 2 SM		% Pop. Below Poverty Line	Average Residential Income per capita(BRL)
	Region					GDP per capita (BRL)
	ACRE		52%	27%	791.68	14,734
	BRAZIL		39%	13%	1,152.24	26,446
	NORTH		51%	22%	782.76	17,213
	NORTHEAST		58%	20%	730.24	12,955
Sources: Households with income up to 2 S.M. ’ 2015 PNAD. % Pop. Below
Poverty Line and Average Household Income per capita ’ 2014 IPEA/PNAD;
	GDP per capita ’ 2013 Datasus/IBGE.

The state of Acre has about 30% of its population living in a situation below the poverty line, and more than 50% of households have income of up to 2 minimum wages. The average household

[28] Equivalent to twice the extreme poverty line. The Poverty Line is based on an estimate of the value of a food basket having the minimum calories needed to adequately supply a person, based on World Health Organization (WHO) recommendations.
PwC | Loeser e Portela Advogados | Siglasul					Prepared for BNDES		46

income is close to the North region average and the GDP per capita is below the North Region average and well below the national average.

d) Violence
Table 26 shows the number of deaths per aggression for every 100 thousand inhabitants registered in the year 2014. As shown, Acre shows a death index equivalent to the national average and lower than the regional averages.

Table 26 - Information on Violence

Region	Deaths by
	Aggression
ACRE	29.3
BRAZIL	29.4
NORTH	34.3
NORTHEAST	41.6
Source: 2014 Datasus/IBGE.

PwC | Loeser e Portela Advogados | Siglasul	Prepared for BNDES	47

APPENDIX B - Consumer Market

Chart 2 below summarizes the concepts that facilitate the understanding of the Brazilian rate structure of the electricity sector, such as Service Voltage Levels, Groups, Subgroups and Rate Classes.

Chart 2 - Overview of the Brazilian Rate Structure

Consumers are divided according to the level of service voltage: "AT" (High Voltage), "MT" (Medium Voltage) and "BT" (Low Voltage).

The AT and MT voltage levels belong to Rate Group A and its users are billed with binomial rates of demand and energy. In general, the higher the service voltage, the lower it tends to be at its average rate and the higher its average consumption usually is.

BT belongs to Rate Group B, and its users are billed commonly in monomial rates (energy only). For these clients, rate differentiation is basically carried out through social factors, that is, residential and commercial users pay higher rates than rural and other classes. Figure 8 summarizes the above.

Group A
AT
MT
Subgroup A1
• Service at a voltage equal to or over 230 kV
Subgroup A2
• Service at a voltage of 88 kV-138 kV
Subgroup A3
• Service at the voltage of 69 kV
Subgroup A3a
• Service at a voltage of 30 kV-44 kV
Subgroup A4
• Service at a voltage of 2.3 kV-25 kV
Group B
BT
Subgroup B1
• Residential Service
Subgroup B2
• Rural Service
Subgroup B3
• Service to Other Classes
Subgroup B4
• Public Lighting Service

Figure 8 - Rate Groups and Categories

*There may be a Group B consumer with a supply voltage between 1 kV and 2.3 kV, for example, a rural consumer doing extensive field irrigation.

Users can also be classified by rate class, regardless of their voltage level, namely: (i) Residential; (ii) Low Income Residential; (iii) Industrial; (iv) Commercial; (v) Rural; (vi) Street Lighting; (vii) Public Power; (viii) Public Service; and (ix) Other. In AT, we most commonly observe Industrial Consumer Units ("UC"); in MT, Industrial, Public Power or Public Utilities; and in BT, all rate classes.

APPENDIX C - Response to Emergencies

The time indicators of response to emergencies do not have specific goals but directly impact the indicators of duration of the downtime. These indicators are calculated monthly by the distributors for each set of consumer units and are expressed in minutes, namely: Mean Time of Preparation ("TMP") - mean value between the awareness of the existence of an event and the moment of authorization for the displacement of emergency personnel; Mean Time of Displacement ("TMD") - mean value between the moment of authorization for the displacement of the emergency care team until the moment of arrival at the location of the event; Mean Time of Execution ("TME") - mean value comprised between the moment of arrival at the location of the event until restoration of the service by the care team; and Mean Time of Response ("TMAE") - a value that represents the sum of all previous times. Graph 16 shows the evolution of the mean times of response to emergencies received by Eletroacre between 2012 and 2016.

Graph 16 - Mean Times of Response to Emergencies

ELETROACRE 2012
TMAE 281 MIN
96
25%
192
51%
88
24%
ELETROACRE 2013
TMAE 341MIN
156
31%
278
56%
63
13%
ELETROACRE 2014
TMAE 349 MIN
138
28%
276
57%
73
15%
ELETROACRE 2015
TMAE 249 MIN
173
41%
197
47%
52
12%
ELETROACRE 2016
TMAE 205MIN
146
34%
224
52%
59
14%
TMP
TMD
TME

Source: ANEEL website.

By analyzing the above set of graphs, we concluded that the company shows an average total time of around 7 hours. Noteworthy is the increase in the mean time of execution over the analyzed period (2012 to 2016) and the decrease in the mean time of preparation. In 2016, about 52% of the total mean time is related to the mean time of execution, a situation opposite to the year 2012, when 51% of the total mean time was composed of the mean time to prepare for the occurrences. This may indicate that there has been an improvement in the management of the occurrence queue, however, it was accompanied by a worsening in team management. Or, it can be a sign of error in the allocation of mean times of response to emergencies.

Graph 17 shows the evolution of the number of events with interruption of electricity supply with respect to the total number of events recorded by the Distributor in the period under study.

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
49,211
38,038
52,663
38,070
57,443
39,472
64,865
48,332
70,140
51,783
2012
2013
2014
2015
2016
NUMOCORR
NIE

NUMOCORR = Number of Emergencies
NIE = Number of Emergencies with Power Outage

Source: ANEEL website.

As shown, the company's number of emergencies, as well as emergencies with power outage, are on an upward trend. The increasing values of both occurrences and preparation times may indicate that the number of maintenance and service teams is not well scaled.

Eletroacre Environmental Assessment Summary Report

September 18, 2017

National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro/RJ
September 18, 2017
Dear Sirs,
As requested by BNDES and in compliance the with terms and conditions of Electronic Tender AARH No.
51/2016, of OCS Contract No . 28/2017 (the “Contract”) dated February 14, 2017, and the provisions of section 80 of Law No. 13,303/2016, we have prepared this summary containing a presentation of key issues identified by us during the environmental assessment work carried out in Companhia de Eletricidade do Acre (“Eletroacre”).
The scope of our services was limited to the procedures described in item 4.2.7 of Annex I to the Contract. This summary does not include all the issues identified and presented in the Environmental Assessment Report dated
May 5, 2017, and should thus be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.
Our work involved review of documents made available in databases, interviews with managers in charge of the environmental activities of the company and on-site visits to six substation facilities.
The information used in our work was provided by the company's management and reviewed on the premise that it is true and complete. Except as expressly stated in the scope of our work, this information was not subject to testing or verification.
The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. Due diligence works are unregulated and not subject to specific standards; for this reason, the procedures applied in our work were those determined in the Final Tender Protocol, and PwC is not responsible for any inadequacies of such procedures in achieving the goals determined by BNDES. Other matters could have been detected and reported if PwC had been asked to perform additional procedures.
Yours faithfully,
PricewaterhouseCoopers Corporate Finance & Recovery Ltda. acting as consortium leader

/s./ Rogério Roberto Gollo	/s./ Luciano Jorge Moreira Sampaio Junior

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.
1 Purpose and limitations of the work	2 Summary of key issues identified:
Our work involved review of documents made available in databases,	•	Facilities operate without the required environmental operation license and
interviews with managers in charge of the environmental activities of the		other licenses such as the Fire Brigade Inspection Service Certificate
company and on-site visits to four substation facilities.		(FBISC) and the IBAMA Federal Technical Registration (IFTR)
The purpose of the work was to evaluate key environmental and social issues of	•	Partial compliance with the terms and conditions of operating licenses
Eletroacre in light of the applicable laws and regulations, review how such	•	Lack of documents such as Solid Waste Management Plans (SWMPs) and
issues are managed from environmental and social standpoints, and identify		Solid Waste Inventories (SWIs)
potential deficiencies and situations that may result in significant risks and
costs to the company.	•	Incorrect storage of hazardous solid wastes
The following topics were reviewed: solid wastes, PCB/ascarel, noise,	•	Substation noise levels not monitored
atmospheric emissions, wastewaters, water resources, permanent preservation	•	Unlicensed use of artesian wells (drinkability not monitored also)
areas, plant suppression, service providers, environmental accidents,
environmental liabilities, easement trespassing, conflicts with indigenous	•	Painting activities carried out without environmental controls
populations, engagement practices and interaction with surrounding	•	Substations lack appropriate containment systems and oil-water separator
populations, as well as assessments, fines and consent agreements.		boxes
The scope of the work did not include generation of additional data through	•	Old, pre-1980 transformers in use and untested for PCB/ascarel
collection and analysis of soil and water, atmospheric emission and wastewater	•	Permanent preservation areas not monitored
samples, nor was any evaluation performed for the purpose of checking	•	No management system in place for easement strips
compliance with laws related to workers' health and safety.
	•	No enforcement of contractual standards and environmental requirements implemented by distributor in its procurement processes

Eletrobras System Distributor
Privatization PwC		3

Summary of key issues identified

Below is a summary of key issues identified during the environmental assessment work. As such, it does not include all of the issues identified and discussed in the Environmental Assessment Report and should thus be read in conjunction with the rest of the report for a comprehensive understanding of the issues identified.

3 Estimate of costs to remedy issues identified

An estimated amount between R$ 4.5 million and R$ 12.3 million, approximately, is required in order to remedy and mitigate some of the previously highlighted issues and their respective potential impacts, as shown in the chart below.

Cost estimates do not include the expense with fines incurred by the company due to noncompliance with any applicable laws and regulations. Fines and assessments provided for in the applicable environmental laws and regulations vary substantially in amount; for this reason, the exact amounts of fines are contingent, among other considerations, upon evaluation by the competent environmental authorities. Furthermore, amounts reported do not include the cost of mitigating issues that depend on non-measurable variables at the time of writing, such as disposal of hazardous wastes and disposal of any equipment containing
PCBs.

At present, it is not the intention of PwC to state that these figures are accurate and that they reflect the amounts effectively required to implement each of the proposed actions. In any case, the figures presented in this summary serve as a reference in connection with the privatization process.

In addition to the estimated expenditures, resolution alternatives for each identified issue as well as the potential violation or infringement, if any, that the company is subject to under the applicable environmental laws and regulations, were presented. This information is included in the Environmental Assessment
Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC	4

Annex I - Issue and estimated cost summary chart

Below is a summary of key issues identified during the environmental assessment work. This summary does not include all issues identified and presented in the
Environmental Assessment Report. Accordingly, it should be reviewed together with the remainder of the report for a comprehensive understanding of the issues identified.

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Deficiencies identified in
the storage of Class I
1	Waste		R$1,810,380.00	R$4,525,965.00	R$7,241,550.00
(hazardous) solid wastes
at substations.

No Solid Waste
Management Plan
2	Waste		R$5,000	R$10,000	R$15,000
(SWMP) implemented at
Eletroacre.

No Solid Waste Inventory
3	Waste	implemented at	R$5,000	R$10,000	R$15,000
Eletroacre.

5

Eletrobras System Distributor
Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

No evidence of any specific
PCB identification test for
4	PCB/ascarel	transformers and other oil-	R$15,680	R$23,520	R$31,360
containing equipment in
use at company facilities.

		Risk of existing PCB and	Not measurable - The cost to dispose of ascarel waste is contingent, among other
5	PCB/ascarel	cross-contamination in	considerations, on the number of affected pieces of equipment, the treatment
		other equipment.	performed, and location of company facilities.

6	Noise		R$43,400	R$43,400	R$43,400
Lack of noise monitoring
at the substations.
Potential interference with
	Permanent	PPA without proper
7	Preservation		R$180,000	R$180,000	R$180,000
	Areas	authorization from
environmental authorities.

6

Eletrobras System Distributor Privatization PwC

Annex I - Point summary table and cost estimate (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Currently several
substation facilities
8	Licensing	operate without the	R$32,388.57	R$41,273.64	R$50,158.71
proper operating
licenses.

Partial compliance with
the terms and conditions
9	Licensing		R$1,900,000	R$1,900,000	R$1,900,000
of substation operating
licenses (e.g. self-
monitoring reports).
No FBISC report/permit
in place for Eletroacre
substation facilities.
10	FBISC		R$980	R$980	R$980

Potential lack of IBAMA
Federal Technical
11	IFTR	Registration (IFTR) for		N/A
substation facilities of
Eletroacre.
Painting activities
carried out at Eletroacre
12	Atmospheric facilities lack appropriate		R$33,000	R$148,666	R$245,000
Emissions
environmental control
measures.

7

Eletrobras System Distributor Privatization PwC

Annex I - Issue and estimated cost summary chart (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

Not measurable - According to information provided by Eletroacre, containment

		Lack of containment	basin and oil-water separator boxes cannot be implemented in substations lacking
		basins and oil-water	these pieces of equipment for a number of reasons, the single most important one
13	Wastewaters		being lack of physical space. In such cases, the company’s ten-year plan
		separator boxes for power	contemplates building new substations and the phasing out unlicensed facilities.
		substation transformers.	Details on the ten-year plan can be found in the report provided by the technical and operational team.

Water resources used in
14	Water	substations without	R$1,504.20	R$1,504.20	R$1,504.20
Resources
appropriate licensing.

Water drinkability not
15	Water	tested at facilities using	R$440	R$1,540	R$2,640
Resources
artesian wells.

Potential water and soil
contamination resulting
16	Miscellaneous	from improperly stored	R$510,000	R$1,530,000	R$2,550,000
oil-contaminated
materials.

Eletrobras System Distributor Privatization PwC						8

Annex I - Point summary table and cost estimate (cont.)

Cost (in R$)*
Issue #	Topic	Issue Identified
			Minimum	Middle	Maximum

No management and
Easement
17		monitoring system in place	Amounts already shown in item 7 of this chart.
	Strips	for easement strips

Lack of a system to address
enforcement of contractual
standards and
Procurement
18		environmental		N/A
	Processes	requirements implemented
by distributor in its
procurement processes.

		Total	R$4,537,772.77	R$8,416,848.84	R$12,276,592.91

*Costs are estimated based on the assumptions detailed in the Environmental Assessment Report dated May 5, 2017.

Eletrobras System Distributor Privatization PwC						9
PwC

© 2017 - PricewaterhouseCoopers Corporate Finance & Recovery. All rights reserved. In this document, “PwC” refers to PricewaterhouseCo opers Corporate Finance & Recovery, a member firm of the PricewaterhouseCoopers network, or, as suggested by context, the network itself.

Each member firm of the PwC network is a separate and independent legal entity. Please see www.pwc.com/structure for further details on the PwC network.

May,2017

Privatization of the Eletrobras System's Distribution Companies

Product 8: Assessment Report of Eletroacre's Human Resources (Parts I and II)

Consórcio Mais Energia B

To
Banco Nacional de Desenvolvimento Econômico e Social National Bank for Economic and Social
Development (“BNDES”)
Av. República de Chile nº 100
Rio de Janeiro - RJ

F.A.O.: Ms. Lidiane Delesderrier Gonçalves - Manager of Contract OCS 028/2017

May 2017

Dear Sirs,

In accordance with our service agreement OCS 028/2017 (“Agreement”), signed between the BNDES and
Consórcio Mais Energia B (“Consortium”) on February 14, 2017, we present the result of the work that we undertook in relation to Privatization of the Eletrobrás System’s Distribution Companies.

The result of our work is set out in the document “Product 08: Assessment Report of ELETROACRE’s
Human Resources (“Report”), dated May 2017.

Our work was carried out solely for the purpose of advising the BNDES, in its capacity as the party responsible for executing and monitoring the privatization process of the concessionaires in accordance with Decree 8893 of (sic) in ELETROACRE’s assessment, in accordance with the Agreement and was based on information provided by ELETROACRE’s management and under the assumption that this information is true and complete. This information was not subject to testing or verification, except as expressly stated in the scope of our work.

In the case of access to the Report by third parties, it should be made available in full, so that the applicable safeguards and limitations be known.

Truly yours,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., in its capacity as leader of the Consortium

Rogério Roberto Gollo	Marcio José Soares Lutterbach

PwC | Loeser e Portela Advogados | Siglasul	2

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary

1	.	Executive Summary			5
2	.	Organizational structure			8
		2.1	.	Organizational chart	8
		2.2	.	Nature and duties of the bodies	8
		2.3	.	Profile of positions and roles	10
		2.4	.	Profile of positions entitled to a bonus (funções gratificadas) and commissioned positions (cargos em
		comissão)			11
		2.5	.	Relevant changes to the organizational structure	12
3	.	Profile of the workforce			13
		3.1	.	General information	13
		3.2	.	Demographic profile	13
		3.3	.	Productive profile of the workforce	15
		3.4	.	Development of the workforce	22
		3.5	.	Leadership profile	24
		3.6	.	Leadership by position	25
		3.7	.	Education level of the leadership	26
		3.8	.	Length of service of the leadership	26
4	.	Staff costs			27
		4.1	.	Compensation structure	27
		4.2	.	Cost with active employees	29
		4.3	.	Interns and apprentices	30
		4.4	.	Cost of inactive employees	31
5	.	Collective Bargaining Agreements			32
		5.1	.	Salary adjustment	32
		5.2	.	Benefits	32
		5.3	.	Payment of other additional amounts	32
6	.	Outsourcing			34
7	.	Aspects related to health and safety			35
		7.1	.	Verification of the existence of health and safety policies and procedures	35
		7.2	.	Analysis of the PCMSO	35
		7.3	.	Analysis of the PPRA	35
		7.4	.	Verification of occupational medical tests	36
		7.5	.	Internal Commission for Accident Prevention (CIPA)	36
		7.6	.	Survey of work accidents (with/without lost time) and submission of CAT (Communication of accident at
		work)		36
		7.7	.	Verification of Delivery of PPE	37
		7.8	.	Activity of Occupational Safety Technician	37
		7.9	.	Compulsory training courses	37
1	.	Staffing and Compensation Plan (PCR)			40

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		1.1	.	Remuneration structure	41
		Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external
		market information - and compliance with the methodology governing requirements for accessing the complexity
		levels of each job position			41
		1.2	.	Rules of movement:	42
		1.3	.	Access requirements	43
2	.	Variable compensation			44
3	.	Benefits			45
4	.	Performance Management			48
		4.1	.	Performance matrix	50
5	.	Training and development			51
6	.	Organizational climate			53

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1. Executive Summary

This report consists of the first part of the Assessment of the Human Resources of the distribution company Eletroacre, as part of the scope of the project "Assessment of the Privatization Process of the Eletrobras System's Distribution Companies" contracted by BNDES, by means of the Invitation to Bid "Electronic Auction AARH No. 51/2016" with the consortium Consórcio Mais Energia B made up of PwC (leader of the consortium), Siglasul and the law firm Loeser e Portela Advogados.

For the preparation of the analyzes and indicators shown below, the documents provided by Eletroacre between February and April 2017 were used.

In this report, we present information in relation to Eletroacre's workforce, taking into account the cut-off date of December 31, 2016, and adopt the following assumptions for the generation and analysis of indicators in relation to personnel.

Takes into account:	Does not take into account:
Employees	Interns
Members of the councils	Young apprentices
Commissioned employees	Pensioners
Employees requisitioned	Retired due to disability
	Employees who left the company as a result of the voluntary termination incentive program
	Employees who left the company in December/2016
	Employees Assigned

In order to compare the indicators, PwC's Benchmarking 2016 was used. The indicators were compared with the figures from the Electricity Sector Panel, which is made up of 18 companies in the sector. In those cases in which the figures from the Panel were not available, the Distribution company's indicators were compared with the figures from the General Market.

When assessing the indicators generated, we observed:

- Taking into account the base date of December 31, 2016, the Distribution company's workforce has 266 active employees. This group is made up for the most part of men (79%), with an average age of 44.

- Regarding the general profile of the workforce, more than 50% of the staff hold medium-level positions and one-third of the active employees have an undergraduate degree. On average, the employees have been with the company for 14 years, and roughly 33% of them have been with the company for more than 20 years.

- Regarding the leadership's profile, almost 50% have an undergraduate degree and 20% have a graduate degree. Out of this group, approximately 65% of the leadership positions are held by professionals who have been with the company for no more than 10 years.

- Analyzing the productivity indicators, with exception of 2013 and 2014, when there was a voluntary termination program, the churn rates remained at a level deemed to be adequate (around 5.5% per year) by comparison with the industry average. On the other hand, the average level of absenteeism analyzed over the last two years was below 4%, which is slightly higher than the industry's average of 2.5%.

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·	In terms of overtime, the average percentage of overtime in the last five years analyzed was one of approximately 3.4%, below the 5.3% average recorded in the general market.

·	Over the last 5 years, there was an average of 8% of the permanent staff on leave. The majority of these are concentrated in retirement due to disability (an average of 39% in the last 5 years) and non-work related illness (an average of 33% in the last 5 years).

·	In the last year, 32h/year per employee (approximately 4 days) were spent on training courses and an average amount of R$609.67 was invested per employee. The greatest investment was made at the managerial level (57% of the amount invested, which is equal to R$1,228.00 per capita). The remaining 43% was invested at the operational level, which is equal to R$435.00 per employee.

·	In relation to personnel management practices, the distribution company operates in an integrated way with the other companies in the Eletrobras System, in terms of progression, compensation, performance and training, demonstrating strength in the plans and programs that are currently in effect. Personnel management issues seem to be well organized and backed up by computerized systems.

The benefits offered by Eletroacre are, in their entirety, established in a collective agreement. It should be noted that the package offered is superior to that usually found in the private sector and that there is no differentiation between the benefits offered to managers and employees of the administrative and operating divisions.

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	I.	PART I
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2. Organizational structure

2.1. Organizational chart

As at December 31, 2016, Eletroacre's organizational structure was organized as shown below:

Assembleia Geral
Conselho Fiscal
4
Conselho de Administração
2
Auditoria Interna (CAD)
2
Diretoria Executiva
Presidência (PR)
138
Diretoria de Assuntos Reg. e Projetos Especiais (DR)
3
Diretoria de Planejamento e Expansão (DP)
11
Diretoria Comercial (DC)
50
Diretoria Financeira (DF)
23
Diretoria de Gestão (DG)
33

Annual Shareholders' Meeting
Fiscal Council
Board of Directors
Internal Audit Department (CAD)
Executive Board
Presidency
Regulatory Matters and Special Projects Office
Planning and Expansion Office
Commercial Office
Financial Office
Management Office

There are areas with a low number of employees per organizational unit. In this sense, there are opportunities for streamlining the structure, by means of the reorganization of the areas, facilitating the flow of communication and the decision-making flow.

2.2. Nature and duties of the bodies

Joint bodies
These are representation, supervision and decision-making bodies made up of representatives from both the public and private sectors.

General Shareholders' Meeting: The General Shareholders' Meeting, called and convened in accordance with the legislation and the company's by-laws, has the power to decide on all matters relating to the Company's purpose and make those decisions that it deems to be appropriate for its protection and development.???

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Internal audit department: To verify compliance with the guidelines and internal and external normative acts, by means of examining the procedures, records, files, documents and figures of the functions and activities carried out by the Company.

Board of Directors: the Company's management's highest joint decision-making body, whose purpose is to set the general direction of the Company's business by means of fundamental management guidelines, as well as the superior control of the Company, by means of inspection of compliance with the guidelines established by it, monitoring the implementation of the approved programs and verification of the results obtained.

Fiscal Council: Joint decision-making body which is responsible for overseeing the actions of the company's managers and verifying compliance with the Company's legal and statutory duties, examining its financial statements, as well as other powers set forth in specific legislation.

Executive Board: To ensure the smooth operation of the Company, and to this end, is endowed with the powers to administer and manage the business, being able to decide on issues regarding the corporate purpose, except those which by their nature or by the company's by-laws are the responsibility of the General Shareholders' Meeting or of the Board of Directors. It is overseen by the Chairman of the Board of Directors and is made up 6 (six) members, with a term of office of 3 (three) years, with re-election being permitted. It consists of the local Chief Executive Officer and 5 (five) corporate officers. Regular meetings are held on a weekly basis, and extraordinary meetings are held whenever necessary. The members of the Executive Board are elected by the company's Board of Directors.

Higher management bodies: presidency and offices
The bodies responsible for the planning, coordination and control of its specific activities, defined in the Bylaws and in the Company's Organization Manual.

Presidency: The company's political-administrative direction and representation are the responsibility of the Presidency, by means of the actions of the Chief Executive Officer.

Regulatory Affairs and Special Projects Office: The Regulatory Affairs and Special Projects Office is responsible for planning, directing, supervising, coordinating and controlling activities related to technical, commercial and economic-financial regulation, as well as those related to research projects and development, energy efficiency, the ombudsman department and special projects, in accordance with what is laid down by the concession agreement and the current legislation.

Planning and Expansion Office: The Planning and Expansion Office is responsible for planning, directing, supervising, coordinating and controlling the activities related to the planning and implementation of the expansion of the distribution and sub-transmission electrical systems, in such a way as to guarantee meeting the demand from the consumer market for energy in the concession area, as well as activities related to the environmental management and monitoring of the company's activities.

Commercial Office: It is the responsibility of the Commercial Office to plan, direct, supervise, coordinate and control the activities related to the company's commercial relationship with its consumers, in accordance with what is laid down in the concession

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agreement and the current legislation, as well as those activities related to market projections and energy purchases.

Financial Office: It is the responsibility of the Financial Office to plan, direct, oversee, coordinate and control the activities related to general and cost accounting, accounts payable and receivable, budget, treasury, tax and fiscal management, asset control, insurance, fundraising and investments.

Management Office: It is the responsibility of the Management Office to plan, direct, supervise, coordinate and control those activities related to personnel management, training and development, occupational health and safety, labor and union relations, supplies and management of materials, transport, information technology, organization and methods, documentation and filing and general services.

On December 31, 2016, Eletroacre's workforce was made up as shown in the table below.

	Category	Number
a.	Employees in permanent positions	259
b.	Employees required by other bodies and spheres	0
c.	Employees with no employment relationship with the public authorities (commissioned employees)	1
d.	Members of the board	6
e.	Employees assigned	0
Total (a+b+c+d-e)		**266**

In addition to the employees, trainees and young apprentices are also a part of Eletroacre's workforce:

	Category	Number
a.	Young apprentice	20
b.	Interns	41
Total (a+b)		**61**

2.3. Profile of positions and roles

In line with the provisions of the Eletrobras System's Staffing and Compensation Plan (PCR), Eletroacre's employees are distributed across four broad job positions:

Broad Job Positions	Levels of complexity	Function
Fundamental Level Professional (PF)	I, II	▪ Assistant Electrician
Mid-Level Support Professional (PMS)	I, II, III and IV	▪ Electrician-Driver ▪ Administrative Support ▪ Accounting Technician
Mid-Level Operational Professional (PMO)	I, II, III and IV	▪ Electrical Technician, ▪ Telecommunications Technician ▪ Safety Technician ▪ Electronics Technician

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Higher Level Professional (PS)	I, II, III and IV	▪ Administrator ▪ Lawyer ▪ Social Communication Analyst ▪ Information Technology and Communications Analyst ▪ Archivist ▪ Social Assistant ▪ Accountant ▪ Economist ▪ Civil Engineer ▪ Electrical Engineer ▪ Occupational Safety Engineer ▪ Occupational Physician ▪ Organizational Psychologist

Note: The PCR also defines the position of Researcher Professional, but this was not adopted by the Distribution Companies.

Positions entitled to a bonus are performed by permanent employees, who hold the leadership and advisory positions described in the table below.

Category	Number
Assistant	4
Executive Officer	1
Manager	48
Location Leader	9
COI Leader	1
President of the CPL	1
Total	**64**

In addition to the positions entitled to a bonus, Eletroacre has employees who have no employment relationship with the public administration, who hold commissioned positions (see chart below). This model of contracting is provided for in Article 37, sub-item II of the Constitution.

Category	Number
Manager	1
Total	**1**

In total, Eletroacre's staff includes 65 employees in positions entitled to a bonus and commissioned positions.

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2.5. Relevant changes to the organizational structure

2.5.1. Voluntary Termination Incentive Program (PID)

In 2013 and 2014 all the Eletrobras System's distribution companies implemented the Voluntary Termination Incentive Plan (PID). In order to be considered as eligible, employees had to have had a permanent employment relationship with the distribution company for at least 20 years, taking into account the month of termination, or be retired under the INSS, regardless of the length of their employment relationship with the distribution company. Signing up for the plan was on a voluntary basis and required the employees to make a request for voluntary termination. In total, 70 employees left the company.

The terminations were carried out in two stages:

- Stage 1 (July 2013 to December 2013)
- Stage 2 (January 2014 to November 2014)

Those terminated under the PID continued to receive medical assistance benefits, for a determined period, in accordance with the stage during which they were terminated:

- Stage 1 - 60 months of continued medical assistance
- Stage 2 - 12 months of continued medical assistance

2.5.2. Approval of the new organizational structure 2017

On January 24, 2017, Eletroacre's Executive Board approved changes in the organizational structure. Among the organizational changes, highlight goes to the fact that a management department subordinated to the Presidency Office underwent a change in name:

Former Name (2016)	New Name (2017)
Planning, Monitoring and Sustainability Department	Planning, Compliance, Monitoring and Sustainability Department

In addition, there were also employees who held positions entitled to a bonus who were removed with other people being appointed to these positions.

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3. Profile of the workforce

3.1. General information

Eletroacre has 266 active employees. On the payroll for the month of December 2016, in addition to the active employees we have pensioners (these are former employees who turned to the courts due to illnesses and disabilities acquired during the period in which they worked for the company along with citizens who suffered accidents on the electricity network), people who have retired due to disability, employees who have been terminated, interns and apprentices, adding up to a total of 392 people. We use the base of 266 active employees in order to calculate and analyze the indicators.

3.2. Demographic profile

3.2.1. Gender

Men account for 79% of Eletroacre's workforce, while women represent a mere 19% of the workforce. As the hiring regime is by means of public exam, the Distribution company does not have any specific policies aimed at encouraging the hiring of women. However, the collective bargaining agreement has a "Gender/race/ethnicity equity guarantee" clause that encourages, along with other behavior, the dissemination of the guidelines contained in the II National Plan of Policies for women.

It is also noted that women hold 30% of the administrative and management support positions.

Therefore, even if it is not by means of recruitment, it is possible to develop programs to encourage careers for women, as a way of promoting diversity.

Concentration of employees by gender

19%
79%
Women
Men

Eletrobras Distribuição Acre's signing up for the 3rd edition of the Gender Pro-Equity Program in 2009 was an initial milestone in the breaking of paradigms and the construction of the concept of gender within the organization. Actions such as the inclusion of affirmative gender clauses in the agreements with service providers, the extension of benefits to dependents of same sex couples and the creation of an internal ombudsman channel merit a special mention in this edition. It is worth highlighting the gender program as a promoter of practices that mitigate any whatsoever type of discrimination in labor relations.

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3.2.2. Age

The highest concentration of employees (almost 60%) is between 35 and 55 years of age and the average age of the employees is 44 (which is slightly higher than that of the electric energy market, which exhibits an average age of 40). It is understood that professionals in this age-bracket are already mature professionals with very substantial experience and are therefore valuable to the Distribution company. The likelihood is that these professionals will not require major investments in basic training, but may need ongoing training for the purpose of recycling and/or improvement.

On the other hand, this can be a point of attention when implementing change initiatives. A company with a younger strength may be more adaptable to new business models, new work formats and, most importantly, more prone to innovation.

Concentration of employees by generation

58,3%
24,4%
17,3%
< 34 anos
35 a 55 anos
> 56 anos

Comparativo Painel Energia
Idade média
40 anos

24.4%
<34 years old
58.3%
between 35 and 55 years old
17.3%
> 56 years old

Energy Panel Comparison
Average Age
40

3.2.3. Education Level

More than half of Eletroacre's employees have at least a bachelor's degree (52%). The remainder are split between employees who have completed high school (37%), completed basic education (5%) and who have not completed basic education (7%). This latter group is made up of employees who joined the Distribution company before 1988, without any public exam, for positions which did not require basic education. At present, positions for those who have not completed basic education are not foreseen in Eletroacre's Staffing Plan. The percentage of employees with a degree (37%) is in line with the market average (37%), and roughly 5% of the employees only have basic education, a percentage which is slightly below the market average (6%).

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Grau de escolaridade

Pós graduação
15%
Superio completo
37%
Ensino Médio completo
37%
Fundamental completo
5%
Fundamental incompleto
7%

Comparativo Painel Energia

Escolaridade

Ensino fundamental: 6 %

Ensino médio: 56 %

Ensino superior: 37 %

Education Level
Graduate degree
Complete higher education
Complete high school
Complete elementary education
Incomplete elementary education

Energy Panel Comparison
Education level
Elementary education 6%
High school 56%
Higher education 37%

3.3. Productive profile of the workforce

3.3.1. Distribution by position

As defined in the Staffing and Compensation Plan, Eletroacre's employees are distributed across four types of broad job positions:

- Fundamental Level Professional (FP)
- Mid-Level Support Professional (PMS)
- Mid-Level Operational Professional (PMO)
- Higher Level Professional (PS)

It is noted that the workforce is concentrated in mid-level or fundamental level positions, with about 75% of the professionals being allocated in these broad job positions.

Concentração de empregados por cargo amplo

23%
25%
20%
32%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior

Concentration of employees by broad job position
Fundamental Level Professional
Mid-Level Operational Professional
Mid-Level Support Professional
Higher Level Professional

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Among the 266 active employees, there are 6 who are part of the Board of Directors and of the Fiscal Council.
There are also 37 active retirees. Of these, 17 are allocated in fundamental level positions, 13 in mid-level support positions, 4 in mid-level operational positions, and 3 in higher-level positions. This workforce characteristic may represent an opportunity to reduce costs, since professionals who have already retired may have higher compensation. On the other hand, due to their highly experienced professionals they may be valuable to the company.

3.3.2. Employees with disabilities (PCD)

The Quotas Law (Law No. 8213 of July 1991) makes it compulsory to fill between 2% and 5%
of the positions on the work force with rehabilitated or disabled professionals.
At present 3.38% of Eletroacre’s employees are classified in the PCD category, meeting the minimum level required by the legislation which, in the case of companies with between 200 and 500 employees determines that 3% of the workforce should be made up of disabled people.

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Cota de PCDs
5,00%
4,00%
3,00%
2,00%
1,00%
0,00%
3,38%
3%
Cota Atual
Meta

PCDs quota
Current quota
Target

3.3.3. Assessment of education level by broad job position

Cross-referencing the education level information and the broad job position information, we observe that among the active employees there are professionals with an education level below and above the level demanded by the broad job position.

Among the mid-level operational professionals, 27% have at least a bachelor's degree. Among the mid-level support professionals, this indicator goes up to 41%. Added together, professionals with an undergraduate degree account for 47% of the mid-level positions. There are also professionals allocated to fundamental level positions who have completed high school education (41%), higher education (14%) and who even have a graduate degree (2%).

This point can be viewed from two angles: this situation can lead to low motivation and, consequently, a drop in productivity and an increase in indicators such as absenteeism and the churn rate. On the other hand, there is an opportunity to make better use of these employees who could perform more qualified functions.

Those professionals, who have a lower education level than that required by their position, are part of the employees who joined the company without having to take a public exam, prior to 1988: they are employed in fundamental level positions without having completed elementary education (30%), are employed in mid-level positions having only completed elementary education (4%) and are employed in higher level positions having only completed high school education (2%).

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Cargo x Escolaridade
100%
50%
0%
2%
14%
41%
14%
30%
4%
27%
69%
10%
46%
40%
44%
54%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior
Cargo amplo
Fundamental incompleto
Fundamental completo
Ensino Médio completo
Superior completo
Pós graduação

Job position versus Education Level
Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

Incomplete elementary education
Complete elementary education
Complete high school
Complete higher education
Complete graduate degree

3.3.4. Length of Service

On average Eletroacre's employees have been with the company for 15 years. This indicator is in line with what is seen in the Electric Energy Panel, where the average length of service is one of 13 years.

Approximately one-third of the employees have been with the company for more than 20 years. The amount of knowledge accumulated by these professionals is extremely valuable to the company. On the other hand, they are probably the employees with the highest compensation, due to the benefits accumulated over time.

Despite the fact that a public exam was held in 2014, with the possibility of those who were approved being called up until 2016, there is a low percentage of employees who have been with the company for no more than three years (7%). Ensuring that knowledge is transfer from those employees who have been with the company for the longest period to the younger employees is a critical success factor.

According to the 2015 Management Report, which was provided by Eletroacre, "due to the financial conditions observed in the Distribution Companies, since 2014 Eletrobras Holding has limited admissions to its previous approval. In addition to this, the Ministry of Planning, Budget and Management, by means of Circular Letter SEI 170/DEST, limited the number of in-house staff of all state-owned companies to their current level, which represents a major obstacle to hiring new staff".

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Efetivo por tempo de serviço
50%
40%
30%
20%
10%
0%
2%
5%
21%
17%
22%
33%
Menos de 1 ano
Entre 1 e 3 anos
Entre 3 e 5 anos
Entre 5 e 10 anos
Entre 10 e 20 anos
Acima de 20 anos

Comparativo Painel Energia
Tempo de serviço médio
13 anos

Permanent employees by length of service
Less than 1 year
Between 1 and 3 years
Between 3 and 5 years
Between 5 and 10 years
Between 10 and 20 years
More than 20 years

Energy Panel Comparison
Average length of service - 13 years

3.3.5. Churn Rate

The personnel churn rate or turnover indicator takes into account the admission and termination figures for the period considered.

The last public exam was held in 2014 and is valid until 2016. The churn rate is expressed by the turnover indicator and in recent years has been influenced by two factors:

- Voluntary Termination Incentive Plan (PID), in 2013 and 2014;
- Hiring of staff to meet the in-sourcing target for some positions in 2015 and 2016.

The average churn rate in the electricity market is one of 7.00%. It can be seen that Eletroacre's churn rates have been below this market's average in the last 3 years. If we take into account the average of the last 5 years, we find that the Distribution company's churn rate is in line with that presented by companies in the electricity sector (7.68%).

In the year 2013, the churn rate was influenced by the voluntary termination program, which resulted in an above-average number of employees leaving the company. In 2012, due to the number of staff taken on as a result of public exam that was held in 2011, Eletroacre also exhibited above-average churn rates.

Although it implies admission and termination costs, an adequate churn rate within companies ensures that renewal of the workforce, maintaining productivity and motivation levels.

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Rotatividade
80
70
60
50
40
30
20
10
0
16,00%
14,00%
12,00%
10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
4,14%
4,12%
5,51%
14,58%
10,06%
7
15
11
11
10
19
5
74
51
16
2016
2015
2014
2013
2012
Nº admissões no ano
Nº desligamentos no ano
Turnover

Comparativo Painel Energia

Rotatividade média
7,00 %

Energy Panel Comparison
Average churn rate - 7.00%

Churn Rate
No. of admissions in the year
No. of terminations in the year
Turnover

3.3.6. Absenteeism

The absenteeism rate takes into account the employee's absence due to arriving late or unjustified absences and is presented as a percentage of the potential working hours that were not actually fulfilled.

Eletroacre's average absenteeism rate over the last five years (2.47%) is in line with the electric energy market's average (2.51%). However, the average absenteeism rate of the last two years analyzed was one of around 4%. When we compare this percentage with that of other companies in the Electricity sector, we find that, at present, it is 70% higher than the market average.

Eletroacre's Absenteeism Rate (in percent)				
2016	**2015**	**2014**	**2013**	**2012**
4.29%	3.47%	1.56%	1.55%	1.50%

Comparativo Painel Energia

Absenteísmo médio
2,51 %

Energy Panel Comparison
Average absenteeism rate - 2.51%

Reducing absenteeism levels may represent an opportunity to reduce costs with overtime and other staff related costs.

3.3.7. Employees On Leave

The employees on leave indicator shows the percentage of employees who are on leave in relation to the total number of permanent employees.

Over the last 5 years, Eletroacre has shown an average 8% of its permanent employees on leave (taking into account all of the reasons). The absolute percentage may be regarded as a low one, but, on average, it represents 20 workers less in the workforce of active employees over the period of one year. However, it is necessary to bear in mind the nature of the company's work, which may play a role in increasing of this index.

	2016	2015	2014	2013	2012

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% of employees who are on leave by comparison with the total number of permanent employees	9%	8%	8%	7%	6%

Roughly 30% of Eletroacre's number of employees who are on leave are due to employees who have retired due to disability but who continue to have an employment relationship with the Distribution by judicial determination. Among the reasons for employees being on leave, it is noted that the main cause is "non-work related diseases".

Although the Distribution company has health and safety policies at work, there are opportunities for more effective actions, in an attempt to reduce these indices that have been increasing in recent years, since they have a direct impact on payroll costs and on the health of the work environment.

Reasons for employees being on leave	2016	2015	2014	2013	2012
Work-related accident or illness	5	3	5	3	3
Retirement due to disability*	8	8	8	8	8
Non-work related illnesses	11	7	3	5	9
Maternity leave	1	3	4	2	0
Total number of employees on leave	**25**	**21**	**20**	**18**	**20**

* Retired employees who continue to have an employment relationship with the Distribution by court decision.

If we only take into account the figures regarding employees who are on leave due to illness and accidents, excluding those related to maternity leave, and comparing them with the average figures regarding employees on leave in the general market, we can see that there is significant opportunity for improvement, as the percentage of employees is higher than the average observed in this market.

Employees on leave due to illness or accident (in percent)				
2016	2015	2014	2013	2012
9.02%	6.74%	6.08%	5.90%	6.01%

Comparativo Mercado Geral
Afastamento por doença ou acidente
3,38%

General Market Comparison
Employees on leave due to illness or accident 3.38%

3.3.8. Overtime

The average overtime rate per capita of the last 5 years analyzed was one of approximately 65 hours per year. This is a low figure, implying a smaller impact on the payroll.

The category's collective agreement provides for the payment of overtime worked in accordance with the current legislation. We have not adopted a compensatory time off scheme approved by the union.

Overtime per capita (in hours)				
2016	2015	2014	2013	2012

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54.45h	67.98h	77.70h	62.52h	33.34h

The average percentage of overtime in the last 5 years, which takes into account the number of hours of overtime worked in relation to the potential number of overtime hours, has remained steady at 3.37%. It should be noted that this overtime index is below that which is observed in the general market.

The increase in the percentage in 2014 may be a reflection of the Voluntary Termination Incentive Plan, which reduced the number of active employees by 93.

Overtime (in percent)				
2016	**2015**	**2014**	**2013**	**2012**
3,1%	3,7%	4,2%	3,5%	2,3%

Comparativo Mercado Geral

Horas extras
5,3 %

General Market Comparison
Overtime - 5.3%

3.3.9. Tenure

At present, the Distribution company has 33 employees who have employment tenure as a result of reasons provided by legislation or established by a collective agreement:

- Members of CIPA (Internal Accident Prevention Committee) (takes into account the 2015/16 and 2016/17 administration): 12 employees;
- Union leaders: 17 employees;
- On general leave: 4 employees.

3.4. Development of the workforce

3.4.1. Performance assessment

Eletroacre annually carries out a performance assessment of its employees. The first of these consists of the Individual Assessment of skills and is made by the manager with the employee who is under his/her command. The second of these refers to the Corporate Target result, stipulated by the CMDE (Corporate Performance Targets Agreement) and the Team Targets monitored by means of the Visible Management program. Skills and targets are evaluated by means of the following concepts:

Skills	Targets
AE - Above expected	S - Exceeds
A - Meets	A - Meets
AP - Partially meets	AP -Partially meets
NA - Does not meet	NA - Does not meet

The result is given by combining the results of the skills assessment and the targets assessment and is expressed as a number ranging from 1 to 16. This figure reveals the employee's position in a 16-quadrant matrix. Depend on his/her position, the employee receives appropriate training actions and is eligible for promotion or salary increase due to merit.

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Results Matrix

NA
AP
A
S
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
AE
A
AP
NA
Competências
Resultados

Skills
Results

Source: Eletrobras System's Performance Management System

Employees who are on leave during the assessment cycle, employees in commissioned positions, board members and executive officers do not carry out the performance assessment, therefore, in the 2016 cycle just 238 employees participated.

Analyzing the results of the assessments, it can be noted that, in the Skills section, the majority of the employees (98%) are given a minimum "Meets" assessment in the skills section. These results may suggest that the employees are overvalued by their managers. On the other hand, in the Targets section, a mere 3% of the employees achieved the expected result.

Result of the assessment			
Skills		**Targets**	
AE – Above expected	31%	S - Exceeds	-
A – Meets	67%	A - Meets	3%
AP – Partially meets	2%	AP – Partially meets	46%
NA – Does not meet	-	NA – Does not meet	51%

Good market practices indicate that, on average, 70% of the employees assessed receive a "Meets" assessment and the rest are distributed between "Does not meet", "Partially meets" and "Exceeds" (with the latter group generally being restricted to 5% of those assessed).

3.4.2. Hours of training

In 2016, Eletroacre registered a total of 8,620 hours of training, which represents a per capita investment of 32h/year (approximately 4 days) set aside for training courses at a cost of R$162,173.37. In all, 234 employees received training.

Training hours for administrative and operational positions accounted for 55% of the total number of hours of training (4,750 hours). However, it should be borne in mind that the total investments in leadership training are greater than in technical training, which is justifiable taking into account that leadership positions demand more elaborate and therefore more expensive training.

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Last year, there was an investment of R $609.67 per employee reserved for training.

Investimento em treinamentos per capita
30,52
horas
R$ 712,96
R$ 0,00
Horas
Valor
Investimento

Investment in training per capita
30.52 hours
Hours
Investment
Amount

According to the 2015 Management Report, in 2015, Corporate Education organized 246 in-class and distance learning educational actions, with a total of 11,748 hours of training and a cost of 356 thousand reais.

According to the information collected during the interviews, the reduction in investment in training was as a result of budget constraints in 2016. The Distribution company has the opportunity to maintain the number of training hours at a low-cost, as a result of the partnership with the S System institutions (SENAI, SENAC, SESC and so on).

3.5. Leadership profile

Of the 266 active employees, leadership accounts for 23% of the total. Employees who perform the following functions are regarded as leaders:

- Chief Executive Officer;
- Executive Officer;
- Manager;
- Location Leader.

Concentração de empregados por função
23%
77%
Liderança
Administrativo e Operacional

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Concentration of employees by function
Leadership
Administrative and Operational

The breadth of command demonstrates, on average, how many employees there are under the responsibility of each leadership. The average breadth of command at Eletroacre, taking into account the number of employees at leadership levels and in administrative and operational positions, is one of approximately 4 employees per leader.

Comparative analysis with figures from other companies in the electricity sector shows that in the electric energy market, on average the practice is one of 13 employees per leader, within the parameters considered ideal for ensuring good reporting and control dynamics.

The adequacy of the breadth of command may contribute to the optimization of the organizational structure, generating productivity, improving the flow of processes and information and contributing to the streamlining of the work.

Breadth of command Eletroacre (2016)
4

Comparativo Painel Energia
Amplitude de comando
13

Energy Panel Comparison
Breadth of Command - 13

3.6. Leadership by position

The leadership is centered on higher level and mid-level positions (70%), but we observed employees in leadership positions who have a mid-level operational level and a fundamental level (30%).

Concentração da liderança por cargo
8%
22%
33%
37%
Profissional de Nível Fundamental
Profissional de Nível Médio Operacional
Profissional de Nível Médio Suporte
Profissional de Nível Superior

Concentration of leadership by position
Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals

The leadership is spread across the following positions:

Category	Number
Chief Executive Officer	01

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Financial Officer	01
Area Manager	33
Department Manager	13
Project Manager	02
COI (Integrated Operations Center) Leader	01
Leader of Location I and II	09
President of the CPL	01

3.7. Education level of the leadership

Approximately 68% of the leadership has completed higher education, with 20% having graduate degrees, despite the fact that not all of them are all in high-level broad job positions. Therefore, it can be deduced that there is a greater qualification of the company's leadership, with the possibility of re-adjusting the company with a new personnel plan.

In addition to academic education, it is necessary to assess the skills exercised by these professionals in order to identify whether or not there is inadequacy in the occupation of these positions.

Education level of the leadership

Pós graduação
20%
Superior completo
48%
Ensino médio completo
32%

Complete graduate degree
Complete higher education
Complete high school

3.8. Length of service of the leadership

It is noted that 65% of the leadership positions are held by professionals who have been with the company for 10 years or less. When compared to the length of service of the total number of active employees, it can be seen that the curve is reversed. This indicator reveals a younger leadership, which is essential and beneficial to the company in a number of respects, such as adaptability, propensity for change, entrepreneurship and innovation.

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Liderança por tempo de serviço
33,3%
31,7%
21,7%
6,7%
6,7%
1 a 5 anos
6 a 10 anos
11 a 20 anos
21 a 30 anos
> de 30 anos

Leadership by length of service
Between 1 and 5 years
Between 6 and 10 years
Between 11 and 20 years
Between 21 and 30 years
More than 30 years

4. Staff costs

The analysis of Eletroacre's staff costs was based on the payroll reports for December 2016. The costs presented do not include payment of the 13th salary.

In the documents and reports provided by the Distribution company, the following types of employment relationships included on the payroll, in other words, receiving some kind of compensation, were identified.

	Category	Number
ACTIVE	EMPLOYEE	265
	COMMISSIONED POSITION	1
INACTIVE	RETIRED DUE TO DISABILITY	8
	PID – Voluntary Termination Incentive Program	39
	PENSIONER	18
OTHERS	YOUNG APPRENTICES	20
	INTERNS	41
	Total	**392**

The figures and analyses shown below only take into account the 266 employees deemed to be active.

4.1. Compensation structure

Eletroacre's compensation structure is made up of the following items:

Fixed compensation:

- Salary established in accordance with the Staffing and Functions Plan, according to positions and complexity. The current salary table can be found in item 1.1, Part II;
- Compensation received for vacations, maternity wages and sick pay;

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- Fees paid to employees who exercise the function of Executive Officers or members of the Board of Directors and who do not receive a salary;
- Additional VCP (Advantage of a Personal Nature) provided for in a collective agreement, paid to all employees, incorporated into the compensation;
- Incorporated bonus, in other words, bonuses that were incorporated into the salary and which the employee does not stop receiving;
- Additional amounts for length of service incorporated into the salary, paid according to the specific term contained in the Distribution company's collective agreement.

Variable compensation:

This takes into account the payment of Profit Sharing. The rules for this payment are described in item 2, Part II.

Benefits:

Benefits paid on the December 2016 payroll include the following items:

Support for Health and Well-being	Support for Education	Family Support
Reimbursement for medications used on a continuous basis	School materials allowance	Funeral Allowance
Reimbursement for medications	Educational allowance	Reimbursement for babysitters
Gym allowance	Reimbursement for undergraduate degree studies	Day Care Center allowance
Medical-hospital treatment	Reimbursement for graduate degree studies	Allowance for children with learning disabilities/handicapped children
Meal ticket		
Life insurance		
Reimbursement for spectacles		
Reimbursement for transport		

The rules established for payment of the above benefits are specified in section 6 of this report.

Additional Pay:

- Allowance for health hazard;
- Risk premium;
- Allowance for hardship;
- Allowance for night work;
- Allowance for position entitled to a bonus;
- Special bonus for the executive board/board of directors;

Other items (representing one-off payments):

- Overtime;
- On call;
- Allowance for relocation.

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4.2. Cost with active employees

Total personnel cost for the month of December 2016, taking into account active employees, is R$3,283,319.16. The costs of the 13th salary paid in December, which amounted to R$921,516.83, were not taken into account. Moreover, this calculation does not take into account charges or discounts:

	Dec/2016
Total personnel cost	R$3,283,319.16

Analyzing the cost structure, we can see that fixed compensation accounts for 54%, variable compensation accounts for 15%, benefits account for 13%, additional amounts paid account for 15% and other items account for 3%.

Composição do custo de pessoal
100%
0%
54%
15%
13%
15%
3%
Outras rúbricas
Adicionais
Benefícios
Remuneração variável
Remuneração fixa

Breakdown of personnel cost
Other items
Additional amounts paid
Benefits
Variable compensation
Fixed compensation

Total Personnel Cost

Type of Compensation	Total	Per capita
Fixed compensation	R$1,745,988.15	R$6,563.87
Variable compensation	R$487,959,46	R$1,834.43
Benefits	R$437,786.87	R$1,645.82
Additional amounts paid	R$502,480.54	R$1,889.02
Other items	R$109,104.14	R$410.17
Total	**R$3,283,319.16**	**R$12,343.31**

56% of the Additional Amounts Paid are due to payment for carrying out positions entitled to a bonus, which came to a total of R$279,119.51.

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Dec/2016
Amounts paid for positions entitled to a bonus	R$279,119.51

When we divide the total personnel cost (which takes into account the above items) by the number of active employees, we arrive at the cost per capita. It can be noted that this ratio is 19% lower than that observed in the electrical energy companies.

Eletroacre monthly per capita personnel cost (excluding variable compensation)
R$10,508.87

Comparativo Painel Energia
Custo total de pessoal per capita mensal (R$) **R$ 12.992,83**

Energy Panel Comparison
Total monthly per capita personnel cost (R$)
R$12,992.83

Analyzing personnel costs by position, we find that the costs of employees in higher level positions account for the greater part of the expenses, although the biggest group of employees are those in mid-level positions.

Personnel cost by broad job position
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
25%
18%
20%
20%
32%
26%
36%
23%
Fundamental Level Professionals
Mid-Level Operational Professionals
Mid-Level Support Professionals
Higher Level Professionals
% of employees by broad job position
% of personnel cost by broad job position

4.3. Interns and apprentices

In addition to the employees, the payroll also includes interns and apprentices.

Employment Relationship	Number	Costs
Apprentices	20	R$16,654.37
Interns	41	R$35,247.99

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The internship program includes higher education students in areas that are of interest to the company, who have completed at least 50% of their course. In 2016 the selection was carried out by SENAI (National Industrial Apprenticeship Service).
The value of the scholarship for interns is R$520.00 for those who are hired for a workload of 30 hours a week and R$364.00 for a workload of 20 hours a week.
Trainees are entitled to a R$5.00 transport allowance and a R$6.00 meal ticket per day of internship, as well as personal accident insurance, registration in their work record booklet and individual protection equipment, when its use is required.
For apprentices, the normal payment is R$400.40 for a 20-hour week. Like the interns, the apprentices receive meal tickets, a transport allowance and personal accident insurance.

4.4. Cost of inactive employees

In addition to the cost of employees, the payroll also includes payments to inactive employees.
In December 2016’s payroll, those who were retired due to disability received the residual payment in relation to profit sharing. Pensioners, by judicial determination, receive a pension.
This payment is granted to people who are not part of the workforce and who have suffered accidents related to the electricity network, as well as former employees who resorted to the courts on account of illnesses and disabilities acquired during the period in which they worked for the company.
In addition, former employees, who have been terminated under Voluntary Redundancy
Incentive Program, are included on the payroll due to their being entitled to the Health Plan and residual compensation. The total amount paid to inactive employees represents less than 1% of the total payroll.

Category	Total value of the payroll
Retired due to disability	R$3,309.45
Pensioners	R$17,844.22
Voluntary Termination Incentive Program	R$12,522.32

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5. Collective Bargaining Agreements

The Collective Bargaining Agreement covers 100% of the employees, and is entered into, on an annual basis, after negotiations between the company and union. In addition to this instrument, the company also has a Specific Profit Sharing Agreement.
The collective bargaining agreement is valid nationwide and its clauses cover all six
Distribution companies analyzed. There are other documents that supplement the collective bargaining agreement. Over the years the definitions established in previous years have been maintained.

Document	Coverage
Collective bargaining agreement 2016 - 2018

Nationwide undertaking	Its clauses cover all the Distribution
Specific collective bargaining agreement 2016 -2018	companies.
Specific undertaking
Specific clauses in the Collective Bargaining	Specific clauses for Eletroacre.
Agreement by distribution company
Specific undertaking

5.1.Salary adjustment

With regard to the salary increase, under the current agreement the adjustment was 9.28%.
It is usual to establish a 5% advance on the category’s base date (May), with the difference between the advance and the percentage increase granted under the agreement being paid retroactively.

Collective Bargaining	Salary readjustment percentages
Agreement
2012-2013	6.60%
2013-2015	7.90%
2015-2016	8.18%
2016-2018	9.28%

5.2. Benefits

The collective bargaining agreement establishes the benefits that the Distribution companies’
employees are entitled to. The full list can be found in Part II, item 3. The face value of benefits is generally adjusted by percentages aligned with the percentage defined for the salary increase.

5.3. Payment of other additional amounts

In addition to the benefits, the collective bargaining agreement and its specific terms provide for the payment of additional amounts. The main elements are shown below.

Clause	Description of the agreement
Allowance	for Payment of 7.5% on top of base salary, plus Additional Pay for length of

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hardship	service, for employees who work on continuous rotating shifts.
Allowance for health hazard	Calculation basis will be the lowest salary in Eletrobras’ salary matrix. It is restricted to percentages of 40%, 20% and 10%, according to the level of unhealthiness classified as maximum, average and minimum levels.
Allowance for night work	Payment of additional amounts for the employees’ extended hours, provided that the working hours occur entirely during the nighttime period.
Risk premium	Indicates adoption of the payment criteria established under Law
12740/2012 for employees who joined the company prior to
	12/08/2012	.
Overtime	Calculated in accordance with applications of the percentages established in the applicable legislation.
Remuneration	Amount granted non-cumulatively to the bonus payment for the formal
for substitution	substitute of the holder of a remunerated leadership function for any period greater than 10 days, of the sum in force in the month of payment.
13th salary	Advance of 50% may be requested at the time that the employee takes an annual vacation and should be received jointly with the payment of vacation pay.

Additional pay for length of service (ATS)	An additional amount will be paid to employees for each year of uninterrupted service with the company.

Electrician / driver remuneration (GEM)
Remunerations as driver for those electricians who habitually perform the functions of Electrician/Driver.

1/3 of the normal hourly rate for employees when they are on call as
On call	established under the applicable legislation.
Vacation pay	Payment of vacation remuneration of 75%.

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6. Outsourcing

Historically, the Distribution companies have been in the practice of making use of outsourced labor to perform certain functions. This outsourcing is contracted and managed by the contracting area, which is the contract manager. In this way, there is no creation of any employment relationship with the outsourced professionals.
In 2013, there were judicial decisions to replace the outsourced labor force (judicial decisions and judgments 2132/2010 - Federal Court of Accounts - Plenary Session and
2303/2012 - Federal Court of Accounts - Plenary). Eletroacre has created a project to in-source this workforce. The objective applies to 341 positions, however up until now only 8 employees have been hired to fill outsourced positions.
The services that are the subject of this change are those of a continuous nature, directly related to the company’s core activity and whose functions are included in the Career and
Compensation Plan (PCR). The deadline established for the conclusion of this project was May

19 ,·	2017 Inspection/regularization and the following activities of UC; were deemed to be core activities:
·	Combating losses;
·	Disconnection and reconnection;
·	Preventive and corrective maintenance of energized and de-energized LD, LT.

At present Eletroacre has an annual contract for the sum of R$2,024,000.00 for preventive and corrective maintenance, improvement and reform of the overhead distribution networks operating in urban and rural areas. According to Eletroacre’s Balance Sheet for 2015, the
Distribution company had 581 outsourced professionals.
It is important to stress that Law 13249/2017 which regulates outsourcing in companies is being discussed and has not yet been ratified, as a result of which the performance of core activities by outsourced professionals may represent a labor exposure and the need for in-
sourcing should be considered.

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7. Aspects related to health and safety

In addition to specific clauses on health and safety defined in the collective bargaining agreement, Eletroacre has policies and standards aimed at preserving the health and safety of its employees. The main aspects related to this issue are shown below.

Eletroacre adheres to the health and safety policies and procedures established by the Eletrobras System, which are an integral part of the PPRA and PCMSO.

7.2. Analysis of the PCMSO

Eletroacre has submitted a valid document for the preparation and implementation of the Occupational Health Medical Control Program (PCMSO), which was drafted in February 2016.

The document covers both the employees in the state capital as well as those in the state's interior and classifies the Distribution company's activity as being grade 3 risk. The main aspects analyzed in the document are shown below:

Aspects analyzed	Classification
Clear objectives	✓
Degree of risk	✓
Describes actions for the promotion of health	✓
Describes tests to be carried out	✓
Recognition of environmental risks	✓
Procedures in case of accidents	✓
Responsibilities	✓
Contains descriptions of positions and functions	✓
Has performance indicators	✓
Schedule of actions	✓
Forecast disclosure of the results	✓

Caption: ✓ presented evidence O insufficient information ✖ did not present

7.3. Analysis of the PPRA

Eletroacre has submitted a valid document for the preparation and implementation of an Environmental Risk Prevention Program (PPRA), which was prepared in January 2016.

The Distribution company has a single PPRA that covers all the units.

Aspects analyzed	Classification
Clear objectives	✓
Roles and responsibilities	✓
Has performance indicators/targets	✓
Schedule of actions	✓
Forecast disclosure of the results	✓
Description of risk recognition, monitoring and control	✓
Describes physical, chemical, biological, ergonomic and accident risks	✓
Assesses chemical risks	✓
Assesses biological risks	✓

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Assesses ergonomic risks	✓
Assesses accident risks	✓
Assesses environmental risks from noise	✓
Assesses environmental risks from lighting	✓
Contains descriptions of positions and functions	✓
Describes the PPEs used	✓
Describes prevention methods	✓

Caption: ✓ presented evidence O insufficient information ✖ did not present

7.4. Verification of occupational medical tests

Eletroacre has a standard regulating pre-admission, termination and periodic medical examinations, as well as when returning to work after leave.

Aspects analyzed	Classification
Periodical medical exams - annually	✓
Pre-admission medical examination	✓
Medical examination on termination	✓

Caption: ✓ presented evidence O insufficient information ✖ did not present

7.5. Internal Commission for Accident Prevention (CIPA)

Eletroacre has an active CIPA. As established in NR-5, 7 employees were elected, for the 2016/2017 administration, with 4 being full members and 3 being alternate members. They have employment stability for a period of 1 year following the end of their mandate, as per the legislation.

According to the documents provided, the CIPA holds meetings on a regular basis and there are minutes that record its decisions.

The survey of the total number of accidents at work (which also includes accidents suffered by employees on their way to and from work) in recent years shows that this indicator has been increasing, having doubled at Eletroacre between 2012 and 2016. In four out of the five years analyzed it is higher than the figures for the electrical energy companies. The increase in the number of accidents can be attributed to a number of different causes.

Number of accidents	2016	2015	2014	2013	2012
With lost time	5	3	5	3	3
Without lost time	2	1	0	0	2
Journey to and from work	3	5	1	4	2
Total number of accidents	**10**	**9**	**6**	**7**	**7**

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Eletroacre's accident rates, which take into account the number of accidents per potential work hours (an average of 15.15 in the last 4 years) are very high by comparison with the indices observed in the electrical energy market (6.13).

Accident rate			
2016	2015	2014	2013
21,12	16,41	10,49	12,59

Comparativo Painel Energia
Taxa de acidentes
6,13

Energy Panel Comparison
Accident Rate - 6.13

The Distribution company also furnished the accident rates involving outsourced service provider companies. This figure is much higher than the Distribution company's rate.

Number of accidents involving Third Parties	2016	2015	2014	2013	2012
Total number of accidents	17	18	6	30	17

The Distribution company has evidence that it is in compliance with the requirement to register a CAT (Communication of accident at work) when accidents occur in the work place.

7.7. Verification of Delivery of PPE

Eletroacre has provided evidence that it controls the delivery of PPE to those employees who require this type of equipment and who perform the following functions:

- Information and communication technology analyst;
- Electrician;
- Electrician driver;
- Electrical technician;
- Civil engineer;
- Occupational safety engineer;
- Electrical engineer;
- Meter reader;
- Administrative support/Administrative assistant;
- Administrative support /Computer operator;
- Safety technician.

7.8. Activity of Occupational Safety Technician

Eletroacre has two employees who operate as Occupational Safety Technicians, one of whom is an active retiree.

7.9. Compulsory training courses

The health and safety training courses that are compulsory depend on the activities that are carried out by the employees, which can expose them to different risk situations. According to their activities, Eletroacre offers its employees the following compulsory training courses: Regulatory Standard 10 (NR10), Regulatory Standard 35 (NR35) and Regulatory Standard 33 (NR33). As mentioned the training courses must be taken every two years.

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·	NR10 - Training course taken by employees who carry out activities related to the
·	NR35 electrical - Training system; course taken by employees who carry out activities at heights;
·	NR33 - Training course taken by employees who carry out activities in confined spaces.

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II.	PART II
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1. Staffing and Compensation Plan (PCR)

The Eletrobras system adopts a single Integrated People Management Plan, which includes unified Staffing, Career and Salary Plans. In this way, all of the System's Distribution companies follow the same STaffing and Compensation Plan (PCR), which is based on four dimensions:

Carreira
Cargo
Gestão de Pessoas
Remuneração
Desempenho

People Management
Career
Compensation
Position
Performance

The main strategic guidelines established in the PCR are as follows:

- Career and Compensation Plan based on skills and results.
- Grouping of skills by means of focuses of professional activity and associated processes.
- Adoption of the broad concept of job positions based on education levels.
- Adoption of a job position structure made up of up to 4 (four) levels of complexity.
- Standardized salary structure for all the Eletrobras System's companies.
- Assessment of performance focused on skills and results.
- Standardized career advancement criteria.

The main aspects of the Plan are described below:

The Focuses of Professional Activity reflect the nature of work done in the Organization, but are not dependent upon organizational structures or organizational charts. They are made up of interdependent macro-processes of the same type, which generate added value for clients and/or shareholders. They are:

- Generation
- Transmission
- Distribution
- Business support
- Research and Innovation
- Integrated Management
- Investment Management and federal programs

The PCR defines five broad job positions that are spread across the I, II, III and IV complexity levels. These complexity levels differ in terms of autonomy, scope of action/responsibility, problem solving and the application of knowledge:

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Broad job position		Levels of complexity

Fundamental Level Professional (PF)		I, II

Mid-Level Support Professional (PMS)		I, II, III and IV

Mid-Level Operational Professional (PMO)		I, II, III and IV

Higher Level Professional (PS)		I, II, III and IV

Professional Researcher (PP)		I, II, III and IV

The broad job positions are separated into different occupations with the aim of providing professionals with the flexibility to assume different roles in the Organization and, in this way, to enable greater alignment between the professional’s activity and the expectations and needs of each person and the Organization, respecting the specific requirements of each education level.
Each position defines specific duties, skills and educational requirements, taking into account the characteristics of the organizational processes and the professional regulations.

1.1.	Remuneration structure

Each of the five broad job positions defined in the Eletrobras System’s Career and
Compensation Plan has its own pay scale. The pay scale, shown below, consists of “bands” that are divided into steps:
Bands: Reflect each of the levels of complexity defined for the positions.
Steps: The number of steps per band varies due to the wage spread defined - guided by internal and external market information - and compliance with the methodology governing requirements for accessing the complexity levels of each job position.

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1.2. Rules of movement:

Employees can move horizontally (advancing in the steps) or vertically (advancing in the bands).

Horizontal progression: This is the salary development of employees within the same level of complexity in which they are classified. This movement is dependent upon the result of the Performance Evaluation and budget availability.

Horizontal progression can be between 1 (one) and 3 (three) wage steps.

Vertical progression: This is where employees move up to the level of complexity that is immediately above the one in which they are currently classified. Vertical progression may occur during the 12 (twelve) months following the Performance Evaluation, depending upon the defined access requirements for promotion, budget availability and a vacancy for this purpose.

The employee will be guaranteed at least 1 (one) and at most 4 (four) steps of salary progression.

Promotion due to length of service: This is an automatic rise that corresponds to an increase of half a salary level (step). The rise in the level will correspond to a lateral movement (from column A to column B) or a diagonal one (from column B to column A) on the pay scale and will take place once the employee has been at the same salary (step) level for 24 months, if he/she has not advanced due to other criteria.

After the employee has spent 24 months in the last step, column B, of the complexity level to which he/she belongs, the employee will be entitled to a diagonal level advance. Movements in the level will only occur in the following cases:

- From Level I to Level II;
- From Level II to Level III.

An illustration of moving within the pay scales of the positions, to be carried out in accordance with the criteria for professional career advancement:

Níveis de Complexidade / Agregação de Valor
IV
III
II
I
Progressão vertical
Progressão horizontal

Levels of Complexity/
Adding Value

Vertical Progression
Horizontal Progression

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1.3. Access requirements

Each level of complexity of the broad job positions has specific access requirements.

<table>
<tr><th>Level of Complexity</th><th>Access requirement</th></tr>
<tr><td>I</td><td>Access via public exam, without any need for experience.</td></tr>
<tr><td>II</td><td>Amount of time spent at the previous level of complexity;
Result of the performance assessments of the last 3 years.</td></tr>
<tr><td>III</td><td rowspan="2">Amount of time spent at the previous level of complexity;
Result of the performance assessments of the last 3 years;
Approval from the Executive Board;
Existence of a vacancy.</td></tr>
<tr><td>IV</td></tr>
</table>

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2. Variable compensation

The Eletrobras system includes a profit sharing (PLR) policy for the company's employees. The maximum amount to be distributed is up to two months' salary of the year in question, by each company that uses the system.

This profit sharing payment is carried out in accordance with the fulfillment of two steps.

Step	Targets	Impact on the sum to be distributed (in percent)
STEP 1 PROFITABILITY	Holding company's net profit target	25%
	EBITDA target by company	25%
STEP 2 OPERATIONAL TARGETS	Corporate Performance Targets Contract: -Availability and Generation; -Availability of transmission lines; -Variable Portion Discounted in transmission; -Points achieved on the Bovespa ISE.	50%

Achievement of the targets can be proportional, and there are specific criteria for each one.

Once all the targets linked to the payment of the PLR payment have been achieved, this will be paid 50% in a linear way and 50% in proportion to each employee's compensation.

As long as they have been with the company since January 1 of the year related to the PLR, permanent employees will be entitled to it, as will those employees transferred from or to other companies, provided they do not receive PLR from their original/assignee companies. If any of the above mentioned employees have interrupted their employment agreement, during the course of the reference year, they will not receive PLR. If they work only part of the time, over the course of the year, due to the date of joining, retirement, dismissal without due cause, termination or leave, they will receive PLR proportionally.

In order for an employee to be entitled to receive PLR, the hours worked by the employee vis-à-vis the total hours required for their position, discounting vacations, maternity leave and leave on account of occupational illness or accidents at work should be equal to or greater than 95%.

Note 1: The tables with the fulfillment levels of the holding company's net profit targets, EBITDA by company and operational targets are listed in the PLR normative documents.

Note 2: There are points in relation to which there are still differences between the companies and the unions, to be settled at a later date.

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3. Benefits

As reported in section 4, Part I, Personnel Costs, Eletroacre provides its employees with a series of benefits, part of which are established in the collective bargaining agreement and part of which are offered at the company's discretion.

No practices which are widely adopted by the market were identified, such as differentiated benefits for management positions.

The benefits defined in the collective bargaining agreement, whether in the nationwide agreement, in the nationwide deed of undertaking, in the Distribution companies' specific deed of undertaking or in Eletroacre's specific deed of undertaking are shown in the table below:

Benefit	Present value
Food Allowance/Meal Voucher	Between 13 and 16 voucher booklets/year each containing 29 vouchers with a face value of R$37.82.
Snack Voucher	Those employees who are subject to shift schedules are given a unit value equal to 50% of the meal voucher.
Educational Allowance	Reimbursement of up to R$449.29/month per dependent, for dependents up to 17 years of age, not cumulative with day-care center allowance, depending on the school term (basic education, high school and/or technical college). Reimbursement of expenses for uniforms and school supplies for recipients of full scholarships (limited to two monthly payments).
Allowance for those with a PCD dependent (who has a disability)	Reimbursement of proven expenses for PCD dependents up to a limit of R$843.65.
Day-care center/kindergarten/babysitter allowance	Reimbursement of R$599.05/month per dependent, for dependents aged between 6 months and 6 years (limited to two monthly payments).
Reimbursement of school materials	Up to a limit of two monthly payments of the educational allowance or of the day-care center allowance.
Cost allowance for university students	Partial reimbursement of expenses for higher education for those employees who do not yet have a degree or for courses whose areas of knowledge are considered to be of interest to the company. Refund of 90% of the value limited to the sum of R$1,083.83.
Healthcare and dental plan:	Eletroacre has a costing, assistance and benefits plan which it manages itself: Health Protection and Recovery Plan (PPRS), which includes the use of medical and healthcare services under the Accredited Network, Free Choice and Reciprocal Agreement modalities, by the beneficiaries and their dependents. The following are regarded as dependents: children, stepchildren, spouse, companion and parents, under the conditions set out in the specific rule. The plan offers comprehensive coverage, including: • Corrective and/or orthopedic devices; • Reimbursement of expenses for drugs (only those used on a continuous basis); • Hospital Care, Surgical and Obstetric procedures; • Psychotherapeutic Treatment and Speech Therapy;

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· Treatment Treatment outside by means the of home. Global Postural Reeducation - RPG;
Eletroacre has a table with the values of each procedure. The payment is made by the company, which discounts the employee’s co-participation.
In 2016, the Self-Management Health Plan (PPRS) and welfare
provided coverage to 908 beneficiaries, including benefit-holders and dependents. In 2014, the annual cost of the plan was
R$1,258,327.88.
Reimbursement of funeral expenses up to a limit of R$4,921.28, or
Funeral Allowance	R$9,842.57 as a result of death due to an accident at work.
Incentive for physical activity	Reimbursement of expenses for physical activity up to a fixed limit.
Note: The values for 2016 were not made available.
Group life insurance for permanent employees, apprentices,
Life insurance	interns, board members and executive officer, with specified values.
Granted to employees, apprentices and interns, in accordance with
Transport allowance	the law.
The Distribution company pays any medical and hospital
Medical-hospital	treatment expenses which are not covered by the health plan for
treatment	victims of accidents at work and work-related illness.

Medication for those who have suffered accidents	The Distribution company pays 100% of the value of medicines for victims of accidents at work.

Sick pay/work accident	A compensation supplement, which includes the thirteenth salary,
assistance	of the amount corresponding to the difference between the
monthly compensation and the benefit received from social
security by way of sick pay/accident assistance.
Health treatment	Advance payment of 2 months’ worth of gross wages to employees
outside the State	who need treatment outside the State of Acre (up to a maximum of
30% of the employee’s compensation limited to 10 installments).

Air fares	Provision of air fares for treatment of illness outside the home for employees in the State’s interior.
Time off for victims of	Paid leave for the employee for a period of between 3 and 5 days.
domestic violence
Time off for medical	Medical observation of family members or dependents of the
observation	health plan: for a period of between 1 and 30 days on production of a doctor’s certificate or a medical report.
Time off for death of	Leave granted for a period of up to 5 days.
stepfather or
stepmother
Reimbursement for	Reimbursement of expenses for spectacles (lenses and frames) or
spectacles and contact	contact lenses for active employees, within the established limits:
lenses*	Frame - reimbursement of up to R$110.52;
Monofocal lenses - reimbursement of up to R$95.49;
Multifocal lenses - reimbursement of R$181.25;
Contact lenses - reimbursement of up to R$149.21.

* Reimbursement not provided for in the agreement.

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Other incentives offered:

Private Pension Plan - Eletroacre uses PREVINORTE to offer its employees a Defined
Contribution (CD) Supplementary Pension Plan. The employees’ monthly contributions, together with the company’s participation, will create a savings fund, enabling employees, when they retire, to supplement their pension. The foundation also provides personal payroll-
deductible loans. In 2016, the amount of the normal contributions paid by the company to the plan’s arithmetical reserves was R$43,033.14.

Employee Profit Sharing (PLR) – Eletrobras pays PLR to its permanent employees, after the end of each financial year, provided that the targets established in the Term of Agreement have been achieved. The guidelines for the distribution of the share of the profits are negotiated with the employees’ representative entity, and comply with the provisions of the State
Enterprises’ Coordination and Control Council’s (CCE) Resolution No. 10/1995 and Law
10101/2000.

Quality of Life Program - In order to improve and ensure the quality of life of its employees, the company signs an agreement on an annual basis with SESI/AC, the purpose of which is to offer an active quality of life and leisure program, with the creation of groups interested in dance, sport, culture and other fields of entertainment, where employees can exchange experiences and perform at festive events.

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4. Performance Management

The Performance Management System (SGD) is standard in all of the Eletrobras System companies. This process is made up of two programs that take place at the same time, the "Assessment and Development of Skills Program" (PADC) and the "Program for the Evaluation and Improvement of Results" (PAMR).

The Distribution companies are in their fifth evaluation cycle but there are still aspects of the model that have not been fully implemented.

Under the PADC, skills classified as "Organizational Skills" are assessed. The specific skills have not been defined and, therefore, are not assessed. In addition to submitting an evaluation of his/her direct superior, the employee carries out a self-assessment (which does not have any weight on the final result). The 360º evaluation model has not been implemented.

Organizational results at the corporate and team level are monitored by means of the PAMR. These results are measured by means of targets defined at the start of the evaluation cycle.

Over the course of the cycle, employees are monitored in relation to their achievement. At present the corporate goals account for 30% of the evaluation and the team goals the remaining 70%.

The evaluation cycle is an annual one. The result of the evaluation is expressed via concept and can be visualized in the Performance Classification Matrix.

Em Competências		
Conceito	Descrição	Escala
Não atende	O empregado apresenta desempenho em competências muito abaixo do padrão definido.	0
Atende parcialmente	O empregado apresenta desempenho em competências que se aproxima do padrão definido.	1
Atende	O empregado apresenta desempenho em competências conforme o esperado em relação ao padrão definido.	2
Atende acima da expectativa	O empregado apresenta desempenho em competências acima do esperado em relação ao padrão definido.	3

In Skills
Concept
Description
Scale
Does not meet
Partially meets
Meets
Exceeds expectations
In terms of skills the employee's performance is well below the defined standard
In terms of skills the employee's performance is close to the defined standard
In terms of skills the employee's performance is in line with the defined standard
In terms of skills the employee's performance is above the defined standard

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Em Resultados		
Conceito	**Descrição**	**Escala**
Não atinge	O empregado apresenta desempenho em resultados muito abaixo do padrão definido.	0
Atinge parcialmente	O empregado apresenta desempenho em resultados que se aproxima do padrão definido	1
Atinge	O empregado apresenta desempenho em resultados conforme o esperado em relação ao padrão definido.	2
Supera	O empregado apresenta desempenho em resultados superior ao esperado em relação ao padrão definido.	3

In Results
Concept
Description
Scale
Does not achieve
Partially achieves
Achieves
Exceeds
In terms of results the employee's performance is well below the defined standard
In terms of results the employee's performance is close to the defined standard
In terms of results the employee's performance is in line with the defined standard
In terms of results the employee's performance is above the defined standard

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4.1. Performance matrix

For each quadrant, there are specific recommendations both for development as well as regarding eligibility for horizontal or vertical progression.

All employees who have worked at least 50% of the time in the reference year take part in the SGD. Members of the Executive Board, Board of Directors and Fiscal Council have a different performance evaluation model.

NA
AP
A
S
AE
A
AP
NA
Competências
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Resultados

Skills
Results

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5. Training and development

The educational model of Eletrobras’ distribution companies for the planning and execution of educational action is formally described in its Corporate Education regulations - Planning and
Execution and Development and Training of People, and in UNISE’s (the Eletrobras companies’
University) Corporate Education Plan.
The management of educational action has a hierarchical structure defined both in
Eletrobras’ corporate sphere and in the distribution companies’ local development structures.
The educational model’s general guidelines are defined at corporate level and implemented locally, maintaining the strategic alignment between the different companies, while the distribution companies’ specific demands are met by the local corporate education unit.
The structure of Eletrobras’ educational model is based on management by skills. In the process of drawing up the educational plan, the skills that are a priority for the organization are defined based on the business strategy. The educational model is also integrated with the other people management practices such as performance management, the job position and salary plan, and leadership development, promoting a strategic alignment between the various human resources initiatives.
The Eletrobras companies’ corporate education is organized in two organizational structures

·that UNISE are complementary: - the Eletrobras companies’ University: undertakes the role of providing education that is common to the group’s companies. The planning of UNISE’s educational action is

· Each described member in the company’s Corporate Education Corporate Plan, Education along Unit: with the this guidelines is responsible for execution. for meeting the demands for development of each company’s specific skills, in alignment with its strategy and UNISE’s guidelines. This service is achieved by means of drawing up a Local Corporate
Education Plan, which is constructed from each employee’s individual development plans and in accordance with the guidelines of each company’s Business and Management Plan.
Education can be categorized as internal when performed on the company’s premises and with internal instructors, and as external when performed by an external supplier in which case it may be within Eletrobras facilities or outside; an introductory course that is designed to integrate the new employee into the organization; and contractual training resulting from contracts with equipment or software suppliers who require that the employees receive training.
The distribution companies also have short duration distance learning courses offered by TV
Corporativa (LUME).
In order to monitor the quality of the training courses and help ensure continuous improvement, feedback and impact assessments are applied to each training course. And at managerial level, educational action is accompanied by monthly and quarterly reports submitted to the Executive Board.
The criteria for participation and certification of employees are clearly defined in the regulations and the procedures in standard forms. The justifications accepted in the case of dropping out are also listed in the regulations, along with the penalties in the case of withdrawal, failure to pass or dismissal from the company. The formalization of the process ensures greater transparency and fairness to the employees, with a view to guaranteeing them equal opportunity for participation and development.
An analysis of the documentation provided by the Distribution companies for training and development shows that Eletrobras’ Corporate University offers consistent programs for developing leadership skills, as well as for management, strategy and various aspects related to operations, along with other topics.

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Due to budget constraints, the training courses offered by the Distribution companies are more focused on operational aspects and compliance with compulsory training. For these courses the Distribution companies sometimes use the agreement with System S institutions.

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6. Organizational climate

The organizational climate survey aims to monitor the employees' satisfaction and commitment to the company, as well as to identify training needs and personal/managerial development needs and to align the culture with the actions carried out by the company.

All of the Eletrobras System's Distribution companies carry out a survey every two years, evaluating the following aspects:

Motivation	People Management	Management's Philosophy	Work Environment
Identity **Leadership** **Interpersonal Relationship**	Corporate Education Career and Compensation Benefits Recognition	Organizational Clarity Communication Institutional Image Sustainability	Working Conditions Occupational Safety and Health

The result of the survey is expressed by means of the Favorability Index, which is the result of the average obtained in the four dimensions evaluated.

In the last edition of the survey, which was carried out in 2015, Eletroacre's favorability index was 68.77%.

During the interview with the Human Resources leadership, it was reported that, at present, the points for attention in relation to the climate are the lack of motivation regarding the company's sales prospects and the excessive burden on the workforce (due to the decrease in the number of employees).

Índice Geral de Favorabilidade(%)
100
90
80
70
60
50
40
30
20
10
0
71.03
69.15
68.77
67.14
66.13
65.58
69.03
Boa vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Média Sistema Eletrobras

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General Favorability Index (%)
Boa Vista
Ceron
Eletroacre
Amazonas
Ceal
Cepisa
Eletrobas System Average

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To
National Bank for Economic and Social Development ("BNDES")
Av. República do Chile, 100
Rio de Janeiro - RJ
C/O: Ms. Lidiane Delesderrier Gonçalves — Manager of Agreement OCS 028/2017
May 2017

Dear Sirs,

According to our service agreement OCS 028/2017 ("Agreement") executed between BNDES and Mais Energia B Consortium ("Consortium") on 2/14/2017, we present the result of our work carried out in the context of Privatization of Eletrobrás System Distributors.

The summary of the outcome of our work "Product 04: Legal Due Diligence Report" for
ELETROACRE ("Report"), dated May 2017, is detailed in this document.

Our work was developed solely for the purpose of advising the BNDES, as those responsible for executing and monitoring the process of privatization of utility companies by Decree 8,893, in ELETROACRE's evaluation, in accordance with the
Agreement.

In case this Report is to be accessed by third parties, it must be made available in full, so that the applicable safeguards and limitations are known.

Regards,

Loeser e Portela Advogados, as member of the Consortium

[Signed]	[Signed]
Fernando Loeser	José Augusto Sollero Figueira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

TABLE OF CONTENTS
INTRODUCTION		4
EXECUTIVE REPORT		7
A.	REGULATORY ASPECTS	7
B.	CORPORATE ASPECTS	8
C.	FINANCIAL AGREEMENTS	10
D.	OPERATING AGREEMENTS AND OBLIGATIONS	10
E.	INTELLECTUAL PROPERTY	10
F.	INSURANCE	11
G.	LABOR ASPECTS	11
H.	CIVIL, COMMERCIAL, EQUITY AND CRIMINAL LITIGATION	12
I.	TAX LITIGATION	13
J.	REAL ESTATE ASPECTS	14

	* * *

Legal Auditing Executive Report				ELETROACRE
Introduction				Page 4/16

INTRODUCTION

1	.	This Executive Report ("Report") was carried out as part of the structuring of the privatization operation of Companhia de Eletricidade do Acre ("Eletroacre" or "Company" or
"enterprise"), in accordance with the Invitation to Bid corresponding to AARH ELECTRONIC
TRADING FLOOR #51/2016 - BNDES - ITEM 1 - "SERVICE B" (economic and financial assessment and legal, accounting, technical-operational and other specialized professional services).

2	.	In this context, the NATIONAL BANK FOR ECONOMIC AND SOCIAL
DEVELOPMENT (BNDES), through its Bidding Department, pursuant to the provisions of
Law #10,520 of 7/17/2002; in Decree #5,450 of 5/31/2005; in Supplementary Law #123 of
12/14/2006; in Decree #8,538 of 10/6/2015; in Law #13,303 of 7/1/2016; and DIR Resolution
#3.063/2016 (BNDES System Bidding Regulation) provided for the hiring of a company to provide the specialized services described above.

3	.	Loeser and Portela Advogados, an integral part of the Mais Energia Consortium,
together			with PricewaterhouseCoopers Corporate	Finance & Recovery Ltda.,
PricewaterhouseCoopers Serviços Profissionais Ltda. and Siglasul Consultoria Ltda.,
pursuant to OCS Agreement #028/2017, executed on February 14, 2017, was contracted to advise BNDES on the structuring of ELETROACRE privatization operation ("Operation"), specifically with respect to (i) legal aspects related to the structuring and implementation of the Operation; as well as (ii) carrying out limited legal due diligence work through sampling with respect to the Company, which is contemplated in this Executive Report.

4	.	This Legal Due Diligence resulted in the preparation of this Report, and includes the analysis and assessment of information and documents to identify any issues that may significantly alter the accounting position and/or market value of ELETROACRE with respect to the following aspects:

		(i)	corporate, civil and regulatory matters. Tax, labor, social security and environmental aspects (compliance) were carried out by the advisors responsible for the analysis in these departments, and are reflected in their respective reports;

		(ii)	existing litigation within the administrative and/or legal spheres that affects, or may affect or is in any way related to ELETROACRE, and the description must contain the details on the litigation, its probable outcome and the amounts involved;

Legal Auditing Executive Report			ELETROACRE
Introduction			Page 5/16

		(iii)	status of the assignment and ownership of real estate and equipment registered or likely to be registered in ELETROACRE's property, plant and equipment, and the regularity of the respective documentation, including before public records, pointing out any existing liens or encumbrances; and

		(iv)	gathering public information needed to carry out this service.

5	.	Lastly, this Report was prepared at the request of BNDES and is addressed only to our client (BNDES), and no other person or entity other than BNDES should rely on it;
reference to this Report is also prohibited in any other document, as well as its registration or submission to third parties without our prior and explicit authorization and consent.
Notwithstanding the foregoing, and provided that the client-attorney relationship (and related rights and obligations) is limited exclusively to BNDES and our firm, (a) BNDES and its advisors may use this Report for analyzing the legal feasibility of the Operation, for its economic and financial structuring and related purposes; and (b) this Report may be sent or disclosed to third parties, at BNDES' sole discretion and liability, which logically includes full disclosure to potential stakeholders in the Operation and their respective advisors.

6	.	The legal audit, carried out in the period from March 6 to May 12, 2017, was based on documents and information provided by ELETROACRE related to the Company.

7	.	The date of 12.31.2016 was set as the base date for issuance of the respective report of the legal audit performed ("Base Date"). It should be noted, however, that some of the information contained in this Report, as expressly indicated therein, may refer to events occurring after the Base Date.

8	.	The content of this Report is limited to information obtained through the procedures described below, subject to the restrictions listed.

9	.	The legal audit was conducted according to the following methodology:

		(a)	submission of initial request for documents and information to representatives of
ELETROACRE designated to attend the audit process;

		(b)	submission of requests for additional documents and information, based on information obtained during the investigation process;

		(c)	interviews, meetings and contacts with ELETROACRE employees working in the various sectors and units of the company, especially those related to the legal and accounting departments;

Legal Auditing Executive Report	ELETROACRE
Introduction	Page 6/16

(d)	obtaining data extracted from ELETROACRE's process control system;

(e)	analysis of the documents and information made available.

10 .	It is assumed that (i) all copies made available by ELETROACRE match the originals; (ii) such documents, except when explicitly stated in this report, are complete and authentic; and (iii) the signatures therein belong to persons empowered to represent the respective parties.

11 .	In some cases, as usual in all legal proceedings, the level of detail in this Report was compromised by the (partial or total) absence of ELETROACRE's information and documents, especially related to Civil, Tax and Labor Litigation.

12 .	This Report is not intended to cover all legal aspects related to ELETROACRE, but mainly those that have a significant impact on the economic-financial analysis for the purpose of recommending the minimum sale price of the Company's shares.

* * *

Legal Auditing Executive Report	ELETROACRE
Introduction	Page 7/16

EXECUTIVE REPORT

A.	REGULATORY ASPECTS

1.	ELETROACRE is a designated distributor responsible for providing public electricity distribution services in the areas of municipalities of the state of Acre listed in MME
Ordinance #421/2016, in order to ensure the continuity of service, pursuant to paragraph 1 of article 9 of Law #12,783/2013, and subject to provide such services in accordance with the terms and conditions established in MME Ordinance 388/2016, until assumption by a new utility or until 12.31.2017, whichever occurs first.

2.	ELETROBRAS agreed to designate its subsidiaries, including ELETROACRE, as providers of energy distribution services on a temporary basis, provided that, among other conditions: (i) ELETROBRAS does not undertake to guarantee any new obligations that may be assumed by the distributors, in any way, including obligations arising from the provision of temporary services; and (ii) measures be taken to ensure that the transfer of shareholding controls of the distributors occurs by 12.31.2017, in order to avoid liquidation of the distributors and the return of the respective concessions.

3.	ELETROACRE held the concession for operation of public electricity distribution services under the terms of Concession Agreement #06/2001, signed on 2.12.2001, effective until 7.7.2015, and requested extension of its validity within deadline and under the conditions laid down in that agreement. Nevertheless, ELETROBRAS, as controlling shareholder of ELETROACRE, at its 165th Extraordinary General Meeting, resolved for: (i)
reject the extension of ELETROACRE's concession; and (ii) approve the assignment of ownership control of the Distributor by 12.31.2017, provided that, until the assignment of the
Distributor to a new controller, the Distributor receives directly from the federal government or through a rate all resources and income necessary to operate, maintain and make investments that are related to the public services of the respective distributor.

4.	Considering the interest of the Ministry of Mines and Energy ("MME") in promoting the bidding associated with the assignment of control of the legal entity providing energy distribution services with the corresponding granting of a contract to the new controller for a term of 30 (thirty) years, the National Electric Energy Agency ("ANEEL"), at the MME's
request, prepared and submitted to public hearing (Public Hearing #094/2016) the draft of the concession agreement prepared in accordance with guidelines established by the MME with the purpose of increasing competitiveness of bidding processes for assignment of corporate control related with new concession grants.

Legal Auditing Executive Report		ELETROACRE
Introduction		Page 8/16

5	.	As of the Base Date, the Distributor did not have any ongoing regulatory administrative proceedings. Nevertheless, as of the Base Date, the Distributor had 5
lawsuits contesting regulatory procedures that were already closed at the administrative level unfavorably to the Distributor. Legal proceedings that fall within the criterion of materiality were analyzed in Section 8 (Civil, Equity and Criminal Litigation) of this Report.

6	.	The assignment of ELETROACRE's ownership control shall be submitted to
ANEEL's prior consent, in line with the provisions of article 27 of Law #8,987/1995, article 4
(XI) of Attachment I to Decree #2,335/1997, as well as the provisions of ANEEL Normative
Resolution #484/2012.

7	.	ELETROACRE performs sharing of expenses with related parties without a formal agreement and without observing the regulatory provisions related to the subject matter. In view of this fact, ANEEL may apply penalties, depending on the agency's framing of the infraction, as detailed in item I ("Sharing of Expenses with Related Parties") of the Executive
Summary of Section 2 ("Regulatory") of this Report.

8	.	ELETROACRE is in default with its intrinsic obligations, which makes it impossible for ANEEL to issue a Certificate of Performance pursuant to article 7 and paragraph 1 of
ANEEL Normative Resolution #538/201343. The Distributor submitted the Verification of
Default regarding Obligations of the Electricity Sector, which contains a list of outstanding debt issued by ANEEL, which as of 1.13.2017 totaled BRL 39,720,206.15.

B.		CORPORATE ASPECTS

1	.	According to article 9 of the current bylaws[1] of ELETROACRE, the sale in whole or in part of its capital stock, as well as an increase in the share capital by subscription of new shares requires approval of the shareholders through a general meeting specially called for this purpose, noting that ELETROACRE is a wholly owned subsidiary of ELETROBRAS.

[1] Article 9: The General Meeting shall be called to specifically deliberate on: I - conveyance, in whole or in part, of shares of its capital stock; opening and increase of share capital by subscription of new shares or sale of these securities, if in treasury; sale of debentures which it holds, of companies in which it has a stake, and issuance of debentures convertible into shares which he/she owns, from companies in which he/she has a stake.

Legal Auditing Executive Report	ELETROACRE

Introduction	Page 9/16

2.	Considering that the Company has not distributed dividends for more than 3 years,

holders of preferred shares, in this case, also have the right to vote at the general meeting,

which should be called to deliberate on whatever operational modality is chosen for this privatization, especially for the case of conveyance of the shareholding control, opening or increase of capital[2].

3.	ELETROACRE does not have a Shareholder Agreement with a provision for tag along or drag along clauses in the event of conveyance of control.

4.	It should be emphasized that, if the model adopted is through capital increase, the right of first refusal on subscription of shares must be observed in the case of minority shareholders, since this is an essential right of the legally established shareholder[3].

5.	Lastly, it should be remembered that the exercise of the right of first refusal decays in

30 days counted from the date of resolution at the general meeting, and may also be assigned[4].

6.	In the case of a public offer for the disposal of shares owned by ELETROBRAS,

registration with the CVM is waived, pursuant to article 5 of CVM Instruction #400/2003[5]

combined with CVM Normative Instruction #286/1998[6].

Article 111 of Law 6,404/76: The bylaws may fail to grant preferred shares one of more of the rights recognized to common shares, including voting rights, or grant it with restrictions, subject to the provisions of article 109.
Paragraph 1. Preferred shares without the voting rights shall acquire the exercise of such right if the company, for the period established in the bylaws and without exceeding three (3) consecutive years, fails to pay fixed or minimum dividends to which they are entitled, which right shall be preserved until payment, if such dividends are not cumulative, or until the cumulative arrears are paid.
Article 171. Law 6,404/76. In proportion to the number of shares they own, shareholders shall have the right of first refusal for subscription of capital increase.
Paragraph 1. If the capital is divided into shares of several kinds or classes and the increase is made by issuing more than one kind or class, the following standards shall be observed:
a) in the case of an increase of the number of shares of all existing kinds and classes in the same proportion, each shareholder shall exercise the right of first refusal over shares identical to those owned by him/her;
b) if the shares issued are of existing kinds and classes, but feature a change in their respective proportions in the share capital, first refusal shall be exercised over shares of kinds and classes identical to those owned by the shareholders, and shall be only extended to others which are insufficient to ensure them with the same proportion of capital as they had before the increase;
c) if shares of a kind or class other than those existing are issued, each shareholder shall exercise first refusal over shares of all kinds and classes from the increase proportionally to the number of shares held.
Article 171. Law 6,404/76. In proportion to the number of shares they own, shareholders shall have the right of first refusal for subscription of capital increase. Paragraph 4. The bylaws or the general meeting shall set a period of decay not less than thirty
(30) days for the exercise of the preemptive right.
Provides for public offerings for distribution of securities in primary or secondary markets.
Provides for the conveyance of shares owned by legal entities governed by public law and entities directly or indirectly controlled by the Public Authorities and exempts the records referred to in articles 19 and 21 of Law #6,385/76.

Legal Auditing Executive Report	ELETROACRE
Introduction	Page 10/16

7.	Article 253 of Law #6,404/76[7] ("Corporation Law" or "LSA") deals with the right of first refusal of minority shareholders in the event of admission of shareholders to a wholly-
owned subsidiary.

8.	This legal provision would not be applicable in the event of the sale of
ELETROACRE's shares to the extent that this Company became a wholly-owned subsidiary of ELETROBRAS through the acquisition of shares, pursuant to article 251 paragraph 2 (1st part) of the LSA[8] . Based on the most recent decisions of the Brazilian Securities and
Exchange Commission ("CVM")[9], and based on the specific response of this body in a consultation formulated by ELETROBRAS, the right of first refusal provided for in this legal provision is only applicable to wholly-owned subsidiaries thus converted through mergers of shares.

C.	FINANCIAL AGREEMENTS

1.	Related Party Agreements. Financing agreements entered into with ELETROBRAS do not contain provisions regarding the possibility and procedures for assignment and/or transfer of the respective rights and obligations, nor do they expressly establish restrictions on the conveyance of control and/or the corporate restructuring of ELETROACRE.

D.	OPERATING AGREEMENTS AND OBLIGATIONS

1.	Operating agreements were submitted in a partial manner. Until the closure of this
Report, based on the analysis of the documents provided, no information was identified indicating risks or recommendations in the privatization process.

E.	INTELLECTUAL PROPERTY

1.	Trademark. According to information provided in the data room, and by consulting the website of the National Intellectual Property Institute ("INPI"), no trademark related to the name of, or distinctive sign related to, "ELETROACRE" was identified as of the completion of this Report. However, it should be noted that the term and symbols may be protected under business name protection.

[7] Article 253. In proportion to the shares held in the company's capital stock, shareholders shall have the right of first refusal to:
I - acquire shares in the capital of the wholly-owned subsidiary, if the company decides to convey them in whole or in part; and
II - subscribe a capital increase of the wholly-owned subsidiary, if the company decides to admit other shareholders.
[8] Article 251. The company can be established by means of a public deed, having a Brazilian company as sole shareholder.
Paragraph 2. The company may be converted into a wholly-owned subsidiary upon acquisition, by a Brazilian company, of all its shares, or as per article 252.
[9] Such understanding may be observed in CVM Administrative Proceeding #RJ2010/13425, in which it alleges that for companies converted into a wholly-owned subsidiary upon acquisition by a Brazilian company of all its shares, pursuant to article 251 paragraph 2 (1st part), the provisions of article 253 do not apply.

Legal Auditing Executive Report		ELETROACRE
Introduction		Page 11/16

2	.	Software. Regarding the software in use at ELETROACRE and owned by Microsoft, we were informed that they are in the process of licensing regularization. According to information from representatives of ELETROACRE, an audit was conducted by Microsoft in order to generate an inventory of the software in use to identify those which need licensing.
In view of this scenario, we were informed that, based on this inventory, ELETROACRE must carry out a process of contracting the necessary licenses for total regularization. It should be noted that a lack of license to use software and/or the use of software above the licensed quantity may result in a penalization of ELETROACRE and its managers under applicable legislation.

F.		INSURANCE

1	.	Failure to submit compulsory insurance policies may result in penalties in accordance with applicable sectoral Regulations. This item is detailed in Section xxx of this
Report.

2	.	Group Life Insurance and Equity Insurance with expired validity. Group Life
Insurance and Equity Insurance policies matured, respectively, on 2.26.2017 and 2.25.2017 and, as of the completion of this Report, no new policies were issued to extend said dates.

G.		LABOR ASPECTS

1	.	From the completion of the studies undertaken in the Distributor on labor aspects, we highlight the following points:

(i) The main and most recurrent topics addressed in the individual actions relate to the Incentivized Resignation Program ("PDI"), subsidiary liability and issues involving equal pay and salary equalization, as well as actions for compensation for accidents;

(ii) there are class actions and public civil actions with probable risk of loss (items iii and iv, for example);

2	.	The following table summarizes the DISTRIBUTOR's estimates of contingent liabilities related to labor litigation according to the legal audit performed.

Legal Auditing Executive Report **ELETROACRE**
Introduction **Page 12/16**

Loss risk classification	Distributor		Provision (BRL)
	Number of cases	Loss amount estimate (BRL)	
Probable	72	3,636,542.43	3,637,000.00
Possible	123	3,906,713.19	
Remote	78	3,319,634.49	
Total	273	10,862,890.06	3,637,000.00

3. Specifically with respect to the cases analyzed in the present audit, we have the following scenario:

Loss risk classification	Distributor		LPA		Provision (BRL)	Difference (BRL)
	Number of cases	Loss amount estimate (BRL)	Number of cases	Amount at risk (BRL)		
Probable	2	50,669.16	10	1,790,009.74	50,669.16	-1,739,340.58
Possible	7	393,666.49	1	400,000.00	0.00	0.00
Remote	6	1,112,019.25	4	0.00	0.00	0.00
Total	**15**	**1,556,354.90**	**15**	**2,190,009.74**	**50,669.16**	**-1,739,340.58**

4. According to information provided by Eletroacre, there are court deposits and appeal bonds totaling an amount of BRL 7,377,000.00. There was no disclosure of amounts due to the nature of the deposits made, reason why it was not possible to verify which of these amounts correspond to labor claims. Statements containing court deposits and appeal bonds from Caixa Econômica Federal and Banco do Brasil were not provided.

H. CIVIL, COMMERCIAL, EQUITY AND CRIMINAL LITIGATION

1. The following points are highlighted:

(i) the Distributor is involved in a total contingency of BRL 49,050,281.73, in respect of which the total amount of BRL 4,395,066.16 was indicated as having a probable loss risk and was already provisioned;

(ii) a total of 15 relevant actions were analyzed according to materiality criteria, in which the Distributor is listed as a defendant;

(iii) among the actions analyzed and mentioned above, there are six (6) public civil actions in which the following matters are mainly discussed: quality of provision of electric power supply services; indemnification to consumers who suffered damages due to the intermittence of the electric power distribution system, adoption of measures to improve energy supply services in order to avoid the

Legal Auditing Executive Report			ELETROACRE
Introduction			Page 13/16

occurrence of blackouts and rationing; we estimate the potential contingency arising from these proceedings at BRL 1,050,000.00. There is also an action filed against the Distributor aimed at refunding amounts to consumers related to an illegal increase in rates at the beginning of the Cruzado Plan received by the
Distributor between March and November 1986. There is a need to adjust the provision to the amount of BRL 9,548,000.00. Other public civil actions analyzed are either closed or the Distributor is not a party to the claim;

		(iv)	with respect to proceedings involving ANEEL, actions where ELETROACRE is listed as the petitioner were analyzed, which, however, were discussing fines applied by the aforementioned body. Provision is required to the amount of BRL
1,612,873.21.

		(v)	The Company is involved in three (3) proceedings that claim payments for accruals made in engineering works contracted under the global price contracting, or the payment of contractual adjustments, with a total contingency of BRL 8,137,981.37, classified as a possible loss; in all of the aforementioned actions, the Distributor is listed as a defendant to the actions;

		(vi)	a public action filed by Antônio Acácio Moraes do Amaral against the Distributor was analyzed, the amount attributed to the claim being BRL 130,411,985.00, with a remote loss risk, and the proceeding is currently under analysis before the Superior Courts after judgment dismissing the action, which was upheld in the first appeal.

		(vii)	According to information provided by ELETROACRE, there is a total amount of
BRL 7,377,000.00 as court deposits and appeal bonds.

I.		TAX LITIGATION

1	.	In this section, the following points are highlighted:

		(i)	Of the total 33 administrative and legal proceedings where the Distributor is listed as a defendant, seven (7) administrative and legal proceedings were analyzed, the amounts of which are aligned with the materiality criterion corresponding to BRL 2,000,000.00;

Legal Auditing Executive Report			ELETROACRE
Introduction			Page 14/16

		(ii)	In the Checking Account reports, information was extracted on twenty-three (23)
tax notes which were not included in the ongoing legal action report;

		(iii)	Distributor ELETROACRE is involved in a total contingency of approximately
BRL 434,615,413.93 related to 10 legal proceedings according to the contingency report;

		(vi)	There are proceedings with a probable loss classification to the amount of BRL
125,479,005.49, amount which is indicated for adjustment of provision; and

		(vii)	There are pending delivery certificates, including the Social Security Checking
Account, which is why it is possible that there are contingencies/provisions that may not have been reported.

J.		REAL ESTATE ASPECTS

1	.	Absence of Regularization. According to the documentation available for analysis, part of ELETROACRE's real estate needs regularization with respect to ownership, actually occupied area and payment of outstanding IPTU debt. According to information received from representatives of ELETROACRE, in the year 2015 a survey was carried out to regularize ELETROACRE's properties, but due to financial reasons, the regularization process was not implemented. Regarding the regularization of ELETROACRE's own properties, representatives of ELETROACRE informed that an employee of the Company will be provided to seek to ratify and/or correct the registration, record and tax status of the properties in each locality.

2	.	Goods offered as Collateral. According to the analysis of the documentation provided, the property which is the object of registration #69.074, located at Rua Antonio da
Rocha Viana - Vila Ivonete, in the city of Rio Branco - AC, is attached in favor of Jerônimo
Lima, in the records of case #01.02.014498-0 (Letters Rogatory). According to information from representatives of ELETROACRE, this is the only ELETROACRE property offered as collateral and said property is not tied to the concession. It is worth noting that the existence of certain liens and encumbrances may result in the foreclosure of the property and its subsequent public sale to third parties, thus causing the loss of ownership from the owner.

3	.	Real Estate Permitting. According to the analysis of the documentation provided, no
Operating Permits or Inspection Permits were issued from the Fire Department for the entirety of the Company's properties. The lack of real estate licensing may result in the imposition of administrative sanctions and penalties (warnings, fines, etc.), the amount of

Legal Auditing Executive Report	ELETROACRE
Introduction	Page 15/16

which may vary as the case may be, and may even result in suspension of activities and the facility's closure.

4.	Built-up Area. According to the information analyzed in the data room, and in
consultation with representatives of	ELETROACRE, only the property where
ELETROACRE's main place of business is located has an Occupancy Permit. Possible irregularities in the built-up area of real estate may prevent (i) issuance of certain permits, such as the Operating Permit and Inspection Permit from the Fire Department; (ii)
registration/endorsement of any lease agreements; as well as generating (iii) imposition of administrative sanctions and penalties (warnings, fines, closure of the establishment, etc.).

May, 2017

Eletrobras System Distributor Privatization

Deliverable # 6

Status Report on the Eletroacre Employee Complementary Pension Fund and Health Care Plan

Mais Energia B Consortium

To the
National Bank for Economic and Social Development ("BNDES")
Av. República do Chile n° 100 Rio de Janeiro - RJ

C/o: Mrs. Lidiane Delesderrier Gonçalves - Manager of OCS Contract No. 028/2017

May 2017

Dear Madam,

Pursuant to our OCS Service Contract No. 028/2017 (“Contract”) signed February 14, 2017, between BNDES and the Mais Energia B Consortium (“Consortium"), please find enclosed our deliverable for the work performed in connection with the Eletrobrás System Distributor Privatization Program.

Our findings are detailed in this document, which is entitled Deliverable # 6: Status Report on the Eletroacre
Employee Complementary Pension Fund and Health Care Plan (“Report”) for ELETROACRE, dated May 2017. The work carried out does not constitute an examination performed in accordance with financial statement auditing standards. In performing our review, we used unaudited historical information and data provided by the
Consortium’s management either orally or in writing, or obtained from mentioned sources.

Our work was developed solely for the purpose of advising BNDES in connection with the evaluation of
ELETROACRE as required by the Contract. As established by Decree 8.893, BNDES is the entity tasked in with implementing and monitoring the utility privatization process.

In case disclosed to third parties, the Report should be made available in full so that any applicable waivers and qualifications can be acknowledged by all recipient parties.

Yours faithfully,

PricewaterhouseCoopers Finance & Recovery Ltda. acting as consortium leader

/s./	/s./
Rogério Roberto Gollo	Carlos Eduardo Silva Teixeira

This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

Summary
1	.	Executive summary			4
2	.	Plan types			4
3	.	Plan statistics			4
4	.	Analysis of assumptions and recommendations			5
		4.1	.	Discount rate	5
		4.2	.	Wage growth projection	5
		4.3	.	Biometric tables	6
		4.4	.	Attrition	6
		4.5	.	Age of retirement	7
		4.6	.	Family composition	7
		4.7	.	Health care cost growth rate (HCCTR)	7
5	.	Independent calculation of actuarial results			7
6	.	Independent review of actuarial commitment			8
7	.	Conclusion			9

1. Executive summary

This report contains our analysis and findings regarding the review of actuarial assumptions and calculations of mathematical provisions recorded in the balance sheet of Eletrobras Distribuição Acre ("ELETROACRE") for the fiscal year ended 12/31/2016.

Our analysis aims to provide a better understanding of the risks and opportunities associated with the business in view of commitments related to the post-employment benefits payable by the company.

The post-employment benefits referred to above include a retirement plan and a temporary health care plan. Key features of these post-employment benefits will be described below.

Actuarial commitments were measured by an independent actuarial firm, MercerGama Consultoria, based on the CPC 33 rules established by the Accounting Standards Board, whereas our analyses were based on actuarial reports, registration databases, regulations and other technical documents made available by the actuary and ELETROACRE.

2. Plant types

04-B Plan: This is a structured, variable-contribution retirement plan covering disability and death risks funded by both ELETROACRE and its employees.

Severance Incentive Plan (SIP): This includes a temporary 5-year health care plan introduced in 2013 for employees who at that time had over 20 years of employment with ELETROACRE and were retired by the INSS. This plan is fully funded by the company.

3. Plan statistics

Below are participant statistics for the plans as measured for fiscal year 2016.

104-B Plan	
Active participants	249
Average age	44.12
Average salary	8,103.15
Retired participants	52
Average age	63.08
Average benefit	1,964.92
Pensioners	2
Average benefit	1,289.88
Aggregate monthly benefit	104,755.60

4.3 Biometric tables

Biometric tables are statistical studies that rely on the occurrence of events observed in a population in order to estimate the incidence of such occurrences in the future.

Such events can be classified as mortality, disability onset, turnover, among others categories and have a direct impact on post-employment benefits.

4.3.1. General mortality

According to CNPC Resolution No. 9 dated November 29, 2012, which amends CGPC Resolution No. 18, the suitability of a biometric table used for longevity projections should be determined by means of a specific study, the results of which confirm adherence, in the last three fiscal years, between the demographic behavior of the mass of participants and beneficiaries within the plan and the respective biometric table used.

The general mortality table adopted for the benefit plans was the AT-83 Basic Female. According to the independent actuary's report, the table was adopted based on technical studies that confirmed its adherence to the profile of the population in the plans and therefore its suitability to discount the actuarial liability.

4.3.2. Disability onset

The table used for pension plans is the Light Fraca table. According to the study report prepared by the independent actuary, the mass of participants was not enough to allow for a study confirming that the table was suitable to match the plan population. However, since this table is customarily employed in the market and its adoption does not represent a significant risk to the plan, we believe that it is adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.3.3. Disabled mortality

The disabled mortality table employed for the pension plans is the AT-1949 relieved by 2 years. According to the study report prepared by the independent actuary, the mass of participants was not enough to allow for a study confirming that the table was suitable to match the plan population. However, since this table is customarily employed in the market and its adoption does not represent a significant risk to the plan, we believe that it is adequate for the calculations.

It should be noted that this premise does not apply to SIP.

4.4. Turnover

The turnover assumed for the pension plans was nil, meaning that future participant terminations in the coming years are not expected to bear a significant impact on plan liability.

Considering the plans’ features, we understand that the assumption adopted is adequate for liability calculation purposes.

     6 (DC1) For proprietary use of PwC only – Confidential

4.5. Age of retirement

The Age of retirement assumed for the pension plans was the moment in which the benefit vests in full.

The study report provided by the independent actuary provides no information on the source of this assumption. Notwithstanding, this assumption is in line with market benchmarks and is a conservative one given that the commitments will be paid in over the short term.

4.6. Family composition

The family composition assumption adopted for the pension plans was 95% of married participants and age variance equal to 4 years.

Although in line with usual market practices, there is no information in the actuary's report on the source of this assumption. Notwithstanding and considering the features of the plan as well as the small impact that may result from its adoption, we understand that the assumption is adequate.

4.7. Health care cost growth rate (HCCTR)

A rate of 3.00% above inflation was assumed to reflect the growth of health care costs due to sector-specific inflation. We understand that this rate is in line with general practices of the market, where rates fluctuate in the range between 1% and 4.5%, according to data developed by the post-employment benefits committee of the Brazilian Actuarial Institute (IBA).

5. Independent actuarial calculations

04-B Plan

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(628,873.00)
Fair value of plan assets	1,075,947.35
Surplus/(Deficit)	447,074.35
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	447,074.35

SIP

Reconciliation (in R$)	12/31/2016
Present value of actuarial liabilities (PVL)	(207,372.98)
Fair value of plan assets	-
Surplus/(Deficit)	(207,372.98)
Non-recoverable surplus (effect of asset limit)	-
Total (liabilities)/net assets to be recognized	(207,372.98)

Actuarial obligations were determined according to the principles and standards established by the regulatory bodies, namely the National Health Agency (ANS) regarding benefits related to health care, and the National Superintendency of Complementary Pension (Previc) regarding retirement and pension benefits, and are accounted for in accordance with the rules laid out by the Accounting Standards Board. (CPC-33 of the Brazilian Securities and Exchange Commission - CVM 695.)

6. Independent review of actuarial commitment

The actuarial commitment was calculated by an independent actuary. We recalculated the installments of Vested Benefits and Implemented Benefits Granted as shown below, and believe that the calculation methodology and process are adequate.

04-B Plan

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	-	-
Vested	628,873.00	635,236.00
Total	628,873.00	635,236.00
Difference (R$)	6,363	
Difference (%)	**1.01%**	

SIP

Present Value of Obligations (in R$)	Actuary	PwC
Implemented	207,372.98	206.455,60
Vested	-	-
Total	207,372.98	206.455,60
Difference (R$)	**(917)**	
Difference (%)	**- 0.44%**	

Considering the inherent subjectivity of actuarial calculations of mathematical provisions related to benefit plans, we understand that the differences identified indicate the reasonableness of the calculations.

Such subjectivity results, for instance, from the manner by which ages are considered for the purpose of finding the probability of death (whether full or fractional or rounded); the method of rounding flow figures (number of decimal places considered – taking into account that the probability of death considered in our calculations has 6 decimal places, for example); whether income payments are accelerated or in arrears (i.e. made at the beginning or end of the period); asset family composition assumptions in retirement, among other instances where small choices can produce relatively small effects however with potential large absolute values.

Therefore, we understand that the differences presented are acceptable from an actuarial technical point of view, and we understand that the liabilities recorded are properly calculated.

7. Conclusion

Our examinations were based on information provided by both the actuaries responsible for managing the plans and the company, and we considered this information to be appropriate for the preparation of this report.

Our numbers were calculated according to practices that we deem most appropriate when applicable, and should be taken into account together with the considerations below.

With regard to the family composition assumption, we understand that the best practice involves the use of the royal family for the beneficiaries. The impact of using an average family can be significant depending on the population of the plan.

The post-employment benefit obligations recorded in the balance sheet, even where figures are presented with incidental differences which in our opinion relate to the methodology or assumptions adopted, would not, if altered, pose any insolvency risk to the plans.

The variable contribution retirement plan 04-B has a technical surplus in the amount of R$ 447,074.35 from excess contributions carried into the plan resulting from the financial performance and actuarial gains accrued over the years. However, such surplus cannot be considered an economic benefit for the company, given that the limits enforced by local regulators call for up to 25% of the mathematical provisions to establish a reserve to hedge against plan fluctuations of plan risks. We understand that the plan is not exposed to any insolvency or liquidity risk, since all risks associated with it are supported by the portion of the assets intended as plan coverage.

To calculate the present risk in the portion of vested benefits of the 04-B plan, a monthly average real contribution (MARC) is used as per the regulations. MercerGama provided us with a calculation formula (salary based) which was used to determine the contributions by active plan participants on a constant basis. We understand that the MARC should vary according to the rate of wage evolution as indicated by the wage growth assumption, which is not in effect. Additionally, we were not provided with a methodology for calculating the percentages at which the MARC is levied on the salaries; in other words, there is a possibility, the impact of which we could not measure, that the mathematical provision calculated for the risk benefits of active participants is improperly sized compared to good practice.

The Severance Incentive Plan (SIP), which affords only health care for a fixed term of 5 years, has a liability of R$ 207,372.98 as of 2013. This liability is expected to decrease in view that this is a fixed-term plan with only two years remaining and new registrations are not allowed. The plan has an inherent deficit resulting from the fact that it does not have an asset to cover benefits and is funded by the flow of contributions.

We understand that employing a capacity factor to measure health care liabilities is not the best practice in the situation. Medical costs increase according to specific sector rules. For this reason, we understand that there is no loss of benefit value over time due to inflation and therefore the use of a capacity factor is not appropriate.

From a legal perspective, our understanding is that plan benefits have been supported by regular and extraordinary contributions established on the basis of actuarial evaluations prepared by an independent actuary and reviewed by the regulatory body (Previc) in the case of the pension plans.

With regard to the health care plan, legal compliance is secured in that contributions are made according to the general rules of the plan.

December 2017

Privatization of Distributors of the Eletrobras System

Product 11: Eletroacre Privatization Modeling Proposal

Consórcio Mais Energia B

pwc

Loeser e Portela Advogados

SIGLASUL Consultores em Regulação

Product 11 – Privatization Modeling Proposal

To the
Banco Nacional de Desenvolvimento Econômico e Social (“BNDES” - Brazilian National Bank for
Economic and Social Development)
Av. República do Chile nº 100
Rio de Janeiro - RJ

Attention: Ms. Lidiane Delesderrier Gonçalves - Contract Manager OCS 028/2017

December 2017

Dear All,

In accordance with our service contract OCS 028/2017 (“Contract”), executed between the BNDES and the Consórcio Mais Energia B (“Consortium”) on 02/14/2017, we present the result of our work made in the context of Privatization of the Distributors of the Eletrobras System.

The result of our work is detailed in this document “Product 11: Privatization Modeling Proposal”
(“Report”) of Eletroacre, dated December 2017.

Our work was developed aiming solely at the objective to assist the BNDES, in the quality as responsible for the performance and follow-up of the privatization of concessionaire companies as per
Decree 8.893, in the evaluation of Eletroacre, in accordance with the Contract and it was carried out on the basis of information provided by the administration of Eletroacre and on the premises that this information is true and complete. This information has not been subject to tests or verifications, except when expressly defined in the scope of our works.

In the case of access to the Report by third parties, it must be made available in full, provided that the applicable safeguard and limitations are known.

Sincerely,

PricewaterhouseCoopers Corporate Finance & Recovery Ltda., as leader of the Consortium.

Rogério Roberto Gollo	Marcio Jose Soares Lutterbach

** This document is a true copy of the original signed version delivered to BNDES and in the possession of Eletrobras.

** This document was updated to meet requirements of Resolution No 20 from November
8th 2017 of the Board of the Investment Partnership Program (CPPI - Conselho do Programa
de Parcerias de Investimentos) related to the total value of Eletroacre shares owned by
Eletrobras

2

	Product 11 – Privatization Modeling Proposal

Summary

Introduction		6
Section I - Privatization Context		7
1 .	Approach	7
2 .	Context	9
2.1	Overview	9
2.2	Institutional and Management Model of the Brazilian Electric Industry	10
2.3	Financial assessment and sales modeling conjuncture	12
3 .	Relevant aspects of the Privatization Process	14
3.1	CCC	14
3.1.1	Context	14
3.1.2	Negotiations	14
3.1.3	Negotiation operationalization	15
3.2	Minorities	15
3.3	Other critical points, necessary adjustments and recommendations	16
3.4	Consent need in Financing Contracts	16
3.5	Deposit of Shares Owned by Eletrobras at FND	17
3.6	Remaining aspects to be considered	17
3.7	Payment methods	17
4 .	Purpose of the Auction	19
4.1	Purpose of sale	19
4.2	Assessment of sale feasibility	19
5 .	Relevant Aspects of Valuation	20
5.1	Relaxation of regulatory parameters	20
5.2	Debts	20
5.3	Total liabilities	22
5.4	Risks and Contingencies	22
5.4.1	Types of contingencies	22
5.4.2	Current status of contingencies	23
5.4.3	Negotiations to deal with contingencies	24
6 .	Assessment of Synergies	25
7 .	Adjustments on the Privatization model	30
7.1	Context	30
7.2	Base amount of valuation – Average between valuations of Services A & B	30
7.3	Relevant adjustments for privatization of Eletroacre	31
7.3.1	Adjustment to comprise updated balance sheet until June 2017	31
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		Product 11 – Privatization Modeling Proposal

7.3.2Adjustment related to Advance Payments for Future Capital Increases (AFACs)
			33
7.3.3		Tax adjustments –Tax Losses and Negative Base	34
7.3.4		Adjustment of the relaxation of regulatory parameters	34
8. Capital and Corporate Structuring			36
8.1		Proposed capital and corporate structuring – Overview	36
8.2		Minimum adjustment of the capital structure – “Stage 1”	38
8.2.1		Symbolic value of shares sale (privatization)	38
8.2.2		Capitalization alternatives	39
8.3		Investor capitalization – “Stage 2”	39
8.4		Eletrobras corporate stake option	41
8.4.1		Justification	41
8.4.2		Eletrobras corporate interest threshold	41
8.4.3		Participation of Eletrobras in the governance of the company	42
8.4.4		Procedure for Eletrobras to increase its shareholding interest	42
8.5		Classes of shares	43
9. Shares offering to active and retired employees			44
9.1		Mechanism	44
9.2		Definition of active and retired employees	44
9.3		Offer General Conditions	44
9.3.1		Offer take and differentiated conditions	45
9.3.2		Offsetting differentiated conditions to Eletrobras	45
9.3.3		Offer Procedure and Purchase Limits	46
9.3.4		Follow-up by minority stakeholders of investor underwriting	46
9.3.5		New controller shares repurchase obligation	46
9.4		Shares not acquired by active and retired employees	47
Section II - Privatization proposal			48
10	.	Summary of Eletroacre’s privatization proposal	48
10.1		Eletroacre’s Corporate Structure	48
10.2		Eletroacre’s Sales Price Definition	48
10.2.1		Result of economic-financial evaluations	48
10.2.2		Balance update adjustment	49
10.2.3		Regulatory parameters relaxation adjustment	50
10.3		Sale vs. Liquidation Evaluation and consequent “pure” concession granting	51
10.4		Potentially convertible liabilities	52
10.5		Eletrobras capitalization value – “Stage 1”	52
10.6		Shares offering to active and retired employees	53
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		Product 11 – Privatization Modeling Proposal

10.7	Investor capitalization – “Stage 2”	54
10.8	Eletroacre’s final corporate structure	55
10.9	Investors Obligations	55
10.9.1	Financial obligations	55
10.9.2	Obligations defined in the Purchase Agreement	56
11. Eletroacre’s privatization schedule		57
Section III - Auction Model Proposal		58
12. Model and Procedure of Auctions		58
12.1	Proposed model	58
12.2	Sequence	59
12.3	The right to participate	59
12.4	The right to withdraw bids	60
12.5	Bid procedures and values	60
12.6	Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and
	Grant’	62
12.7	Auction´s 2nd stage ranking criteria	64
12.8	Auction procedures	65

		5

Product 11 – Privatization Modeling Proposal

Introduction

     This document refers to the report of Eletroacre Privatization Model Proposal, produced by the Consórcio Mais Energia B. In it, proposals are included regarding the distributor’s privatization modeling, including conceptual models, technical recommendations and calculated values.

The report is divided into three sections, presented below:· Section I - Privatization Context· Section II - Privatization Proposal· Section III - Auction Model Proposal

     In Section I - Privatization Context, among other topics, the approach used to structure the modeling, the parameters that were used as guidelines to the analyses developed and conceptual aspects of the modeling are explained, including its main proposals, rationale and legal basis.

     In Section II - Privatization Proposal, the technical and quantitative specifications of proposals made in the previous section are presented. The corporate structure is set out thereof as well as the results of the valuation, the calculated values of adjustments in the capital structure and Eletroacre's shares, in addition to the share offer conditions to employees, investors’ obligations and expected privatization schedule.

     In Section III – Auction Model Proposal, procedural aspects of the auction of the distributor are detailed. In this section, recommendations are made concerning the model and sequence of auctions, auction variables, base of values for investors’ offers and classification criteria and the definition of the winner.

     Finally, it should be noted that this document has been developed based on Eletroacre’s other privatization processes documentation. Among other items, there served as input for this Privatization Modeling Report, the result of the economical and financial evaluations conducted by Services A and B, as well as the legal, tax, accounting-equity, technical-operational, actuarial, human and environmental resources diligences developed by Service B.

Product 11 – Privatization Modeling Proposal

Section I - Privatization Context

1. Approach

The sale model followed an analytical framework in which the main aspects pertaining to the privatization of Eletrobras' distribution companies are considered. These aspects were divided into eight interdependent dimensions and a ninth parallel approach.

Main dimensions and alternatives for sales modeling

Privatization Modeling
1
Auction Object
2
Corporate Structure
3
Fiscal and Tax Aspects
4
Risk Mitigation
5
Stakeholders and Investors
6
7
Concessions Grouping
8
Auction Process and Sequencing
9
Use of tax levers to improve auction attractiveness

The nine dimensions analyzed are summarized below:

- Object of the auction: in the study, there were assessed, among other aspects, the financial, legal and operational feasibility of sale of control of the company associated with the renewal of the grant

- Corporate structure: for the definition of the corporate structure of the company aiming at its sale, alternatives of shareholding composition were studied, as well as issuance of shares and adjustments in the capital structure as a way to facilitate and optimize the sale of the company associated with the renewal of the grant

7

Product 11 – Privatization Modeling Proposal

· Fiscal and tax aspects: relevant fiscal and tax aspects were considered, as well as tax required adjustments, for the definition of the value and the process of privatization and sale of companies· Risk mitigation: as part of the process of definition of the selling price, it was necessary to evaluate the impact and value of not yet provisioned contingencies, as well as possible alternatives to mitigate them, considering the prospects of Eletrobras and the investor in order to reduce risks related to the sale transaction· Stakeholders and investors: to enable and optimize the process of privatization and sales modeling, the study considered the perspective of several Stakeholders (such as, regulating entities, government agencies and consumers), as well as investors, who had their interest in acquiring distributors and their points of view analyzed through market sounding studies· Evaluation of synergies: the possible synergies between the companies were also evaluated and considered in modeling, analyzing the opportunities for synergies of their operations to find possible levers of value· Groupings of grants: likewise, possible groupings for sale of companies were analyzed in order to enable and leverage the value of the sale of the six distributors that are part of this process of privatization· Process and sequencing of the auction: auction models and their procedural aspects, as well as the sale of sequencing alternatives of the distributors were reviewed to increase the possibilities of sale of the distributors and also to create value· Use of tariff lever: in modeling, alternatives were included regarding regulatory levers which provided a review of the level of balance of the grants relating to companies in privatization process, eventually correcting potential lags

     When evaluating the nine perspectives addressed, the study made for the modeling of Eletroacre sale, along with other distributors, sought to be comprehensive and evaluating all relevant aspects to the process of privatization of the companies, identifying alternatives of the sales process optimization.

Product 11 – Privatization Modeling Proposal

2. Context

2.1 Overview

     The process of privatization of Eletrobras’ Distributors was started in the 90’s and resumed in 2016 through Decree 8.893/2016, which qualified as priorities within the framework of the Partnership Program in Investment (PPI) the privatization of the distribution companies and designated the BNDES responsible for the implementation and monitoring of the process of privatization.

     In this context, the BNDES hired Consórcio Mais Energia B to assist it in Privatization, involving from economic and financial valuation until the full diligence of current operations. Having completed the basic elements that allow attributing the value resulting from the distribution grants of electric energy, it remains to define how the privatization will actually take place. Such modeling combines corporate aspects, the form of capitalization, sales process, in order to increase the chance of success in attracting investors, as well as offering maximum competitiveness to obtain better conditions of offer to be received.

     The guidelines emanated by the sectorial and macroeconomic policy makers, regulators and planning entities, establish the need to offer a quality service in the respective grant areas. One believes that the attraction of an operator from the private sector will have full conditions to raise the efficiency level and to remunerate the necessary investments to the full compliance with the market.

     From the regulatory point of view, as a result of Public Hearings 094/2016 and 032/2017 of ANEEL [Brazilian National Electricity Agency] and Public Consultation MME 37/2017, several softening measures were introduced into the regulatory parameters, with the tariff model allowing conditions to bring back to balance the grant. It is unanimously manifested, both the discomfort with the precarious situation of the assignment condition, and the support to the efforts undertaken, so that one is successful with the privatization.

     A process of evaluation of market interest (Market Sounding) allowed identifying the existence of companies with recognized competence in the industry - particularly in social economic, geographic realities and similar environmental realities - with capacity to execute the reorganizations required for this process, confirm the reasoning of attractiveness of the privatized companies for potential investors and understand the major elements of concerns. One may also establish a rather specific map of the different level of interest of the market among the several grants.

     In this line, the vision of the sector investors could be obtained as to issues such as the grouping of the grants, the process of sale, sensitivity to different corporate models, the structure of capital to face the program of investments, the economic impact of the incorporation of investments to tariffs and the very contingencies bequeathed to the future operator, always with a view to optimize the competitiveness in the future auction.

     In short, from this context important lines of direction derive for the model that will be sketched as follows:

Product 11 – Privatization Modeling Proposal

· Incorporation of new investor who will be focused on the improvement of the service and economic, financial and operational recovery of the company· Prioritization of solutions that allowed the transference of all the grants to the investors - seeking models that minimize risk of auctions without interested shareholders· To make possible alternatives and solutions that allow generating value to the current shareholder without losses to the consumers and the public power, including mechanisms that make possible the capture of value in the medium and long terms in the future operation, since there is the need for capitalization of the distributors to make possible the privatization auction· Search for factors that lead to the increase of the rivalry between the potential interested shareholders, in order to provide greater competition

     Such guidelines lead to solutions that are highlighted by the mitigation of failure risks, simplicity and pragmatism in the search for alternatives for privatization. Below, we present how the modeling should be structured so as to maximize the success of the process.

2.2 Institutional and Management Model of the Brazilian Electric Industry

     The characteristics and peculiarities of the Brazilian electric industry have been considered in the study developed. Both its institutional model and its legal framework have been analyzed and used as parameter for the analyses proposed.

     Recently, new laws sought to address emergent challenges within the national scope (as for example Law 12.783/2013, with provision on grants of generation, transmission and distribution of electric energy, reduction of sectorial encumbrances and affordability). In this context, for this report, as noted in the previous section, Decree 8.893/2016 is of particular importance, which resumed the subject of privatizations of the Distributors, being the BNDES responsible for the execution and follow-up of the process.

     In fact, the edition of Law No. 13.360/2016, resulting from the conversion of MP 735/2016, brought a series of changes for the industry, including the supposition by CCEE of the competences attributed before to Eletrobras on the management of the account of Global

Reserve of Reversion (“RGR”), as well as the Account of Energy Development (“CDE”) and of the Account of Fuel Consumption (“CCC”) from May 1st, 2017, at no hard to the performance of Internal or External Control Agencies of the federal public administration on the management of these accounts.

     Additionally, Decree No. 9.143/2017, that regulated Law No. 13.360/2017, by bringing provisions on the commercialization of electric energy, tried to provide the incentive to efficiency, to the correct allocation of the risks among the consumers and investors, as well as mitigate the obstacles to attract new investments to the electric energy industry, especially when establishing that the auctions of new energy and existing energy can be carried out fairly ahead of time and more relaxed, in addition to the possibility of the distribution agents to negotiate with free consumers and other agents from the Free Environment Contracting (“ACL”), sale contracts of backed by excess of energy contracted, as per ANEEL regulation.

Product 11 – Privatization Modeling Proposal

Furthermore, it must be highlighted that, by means of the Public Consultation No. 33 (CP

33), of the Ministry of Mines and Energy (“MME”), already closed, on ‘Improvement of the legal landmark of the electric industry’, proposals of legal measures had been discussed that make possible the future of the electric industry, searching sustainability in the long run

     In addition, Law No. 13.360/2016 amended Law No. 12.783/2013, with the objective to make possible the bidding of companies under direct or indirect control of the Union, States, Federal District and Municipalities, whose grants had not been extending, foreseeing the possibility of the Union to promote bidding associated with the transference of the shareholding control of the concessionaire, granting a new grant contract for the period of 30 years. This law also establishes the possibility of inversion of the qualification stages and judgment of the auction, so as to guarantee greater speed and efficiency to the bidding process.

     It should be stood out that, as far as the bidding of distribution or transmission grant associated to the transfer of control of legal person, provider of public service of electric energy is concerning, dealt with Law No. 12.783/2013, it became necessary to edit a regulatory decree, with the purpose to, among other conditions: i) to establish requirements to be observed by the controller of the responsible legal entity for the provision of the service of distribution of electric energy, for such bid; ii) attributions of the BNDES in the execution and the follow-up of the privatization process; iii) criteria for new concession without control handover (Decree Draft that regulates the bid of distribution grant associated with the utility control handover of legal entity provider of public service of electric energy).

     The new grant contract applicable to the mentioned bid associated with the shareholding control handover of the concessionaire, whose draft was elaborated by Aneel at the request of the MME and submitted the public consultation, was object of new public consultation in the period of 08/28/2017 to 09/06/2017, in virtue of adjustments proposed by means of Ordinance MME No. 342/2017, due to the fact that it was noted the existence of unbalance regarding the operational costs, losses of electric energy and loans with resources from RGR, made to assure the continuity of the service provided under the assignment mode and that, by force of provisions of Law No. 12.783/2013, should have been assumed by the new concessionaire, which could make impracticable the intended bid.

     Another point to be considered is with regard to the tariff process concerning the provision of public service of electric energy distribution by agency or entity of the federal public administration. It is highlighted that the Ordinance MME No. 388/2016, which approved the terms and conditions for the provision of such services, in accordance with art. 9, Paragraph 1, of Law No. 12.783/2013, was amended by Ordinance MME No. 346/2017, published in the DOU [Federal Official Gazette] on 08/31/2017, to establish that in the tariff process of year 2017, ANEEL should make flexible, in a temporary way, the regulatory parameters relating to the operating costs and the non-technical loss in order to enable the economic balance of the grant being bid pursuant to art. 8 of Law No. 12.783/2013.

     It is further highlighted that the tariff relaxation resulting from ANEEL’s Technical Notes 351/2017, of 07/24/2017, and 149/2017, of 09/08/2017, which restores levels of regulatory parameters – such as DEC/FEC, PMSO, Non-Technical Loss and RGR - aiming at the economic-financial balance of the grants of electric energy under analysis.

     Finally, it is stood out that, considering the schedule foreseen for conclusion of the privatization process, as one will see below, it is quite probable that Ordinances MME 420 to 425/2016 that designated the Distributors of Eletrobras (Amazonas, Boa Vista, Ceal, Cepisa,

Product 11 – Privatization Modeling Proposal

Ceron and Eletroacre) as responsible for the provision of the public service of distribution of electric energy until the supposition of a new concessionaire or up to December 31st, 2017, whichever occurs first, deserve to be amended to extend such service provision deadline for a period that suffices to the conclusion of the privatization process.

2.3 Financial assessment and sales modeling conjuncture

     As it shall be shown below, in Item 5 – Relevant Aspects of Valuation, in the course of the due diligence and financial evaluation of Eletrobras’ distributors, relevant issues were identified affecting significantly the value of the shareholder of the companies.

     Initially, it was assessed that these organizations have amounts of debts of high values. These debts were accumulated by Eletrobras’ distributors over the years, both with the Holding Company (with loans of various types) and with suppliers. Such debts, in turn, often continue to be rolled over or have increasing cost in relation to the non-payment of the principal or even of interests.

     It was also identified that the distributors of Eletrobras have contingencies – additional to those provided on the balance sheets – of significant value. These contingencies, from judicial and administrative proceedings and tax aspects, fiscal and labor not yet materialized, among others, also contribute to the reduction of the value of the equity of the companies.

     Additionally, it has found in financial and operational evaluation that these companies demand high values of investments in the early years of the new grant. These investments are required, both to facilitate the improvement of financial performance expected and to meet regulatory metrics of service level.

     Thus, even in a valuation in which there is the expectation of bold operational and financial performance optimization of the six distributors of Eletrobras in the privatization process, the factors listed overlapped to improvements, resulting often in a negative value to the shareholder.

     It should be emphasized that the financial evaluation has already considered the new draft of the grant contract, resulted from contributions in the Public Hearing No. 094/2016 and the Technical Note No. 182/2017 of ANEEL. The regulatory body also reviewed and identified that these grants are unbalanced, granting regulatory parameter relaxation (Technical Notes No. 351/2017 and No. 149/2017, this last part of the Public Hearing No. 032/2017) to bring the grants back in balance, which will result in increased tariff revenues and reduction of loan value of RGR. Consequently, the financial evaluation conducted by the Consortium considered the relaxation made by ANEEL.

     It is also highlighted that, in accordance with the Decree Draft that regulates the grant bid of distribution associated with the transfer of control of legal entity service provider of electric energy, dealt with by Law No. 12.783, of January 11th, 2013, the distributors of Eletrobras to be privatized that are in areas of grant benefited by the relaxation of regulatory parameters, deriving from the Technical Note No. 351/2017 must have specific treatment. If the value to the shareholders of these companies is positive in light of regulatory flexibilizations granted, the relaxed parameters must be readjusted so that the value to the shareholders of these companies is equal to zero. Thus, the possibility that the consumers of the areas of the grant in question are burdened with additional exceptional tariffs to those necessary for the companies holders of the grant operate under financial balance is eliminated.

Product 11 – Privatization Modeling Proposal

Thus, the financial evaluation and modeling of sale of the companies conducted by the
Consortium considered the necessary legal and regulatory aspects for the privatization process.

The modeling performed also tried to structure sale alternatives so these companies could increase their financial attractiveness and legal security to the investor. So, facing a scenario where the shareholder values of these companies are negative or equal to zero, one optimized their sale potential.

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Product 11 – Privatization Modeling Proposal

3. Relevant aspects of the Privatization Process

3.1 CCC

3.1.1 Context

It should also be noted that in this model, it is possible that Eletroacre has values related to CCC, previously provided as amounts receivable in the balance sheet, reverted to accounts payable in view of technical decisions of ANEEL. The accounting difference in question has relevant value:

VALUES REGARDING ELETROACRE CCC	
A) Credits[1] (assets) in Jun/17 balance spreadsheet	R$ 295,227,000.00
B) Payables estimate[2] (liabilities)	R$ (275,257,323.96)
C = B-A) Accounting difference estimate between credits and payables	R$ (570,484,323.96)

Note: Reference values, subject to diligence and auditors' and regulators' assessment

1) Source: Distributor's financial statement from June 2017
2) Estimate value, not under diligence

We understand that this issue is still under discussion between the interested parties and, therefore, ANEEL's unfavorable decisions to Eletroacre can be reversed. However, the potential reversal of an unfavorable decision should not occur in a timely manner for the completion of this document or even within the timeline of privatization planned for the distribution company.

It is likely that the attractiveness of the auction to investors be compromised without definitions relating to CCC. The possible loss of credit rights – and the need for return of values – would remove any economic return of the business. The values under discussion are quite significant and relevant when compared to the economic value of the distributor. Thus, it is possible that the risk of loss relating to CCC does not justify the potential gains with the acquisition of the company by the investor.

In this regard, the proposed model for privatization seeks to neutralize potential effects on the appraisal resulting from the uncertainty in the amount effectively recognized of the accounting difference of CCC's credits. This proposal increases the assertiveness of the value for the privatization of Eletroacre, as it enables Eletrobras to enjoy any upsides arising from the reduction of this potential loss amount.

3.1.2 Negotiations

Given the relevance of the value discussed for the valuation of the Eletroacre and the unpredictability of the deadline for a final decision regarding this topic, it is recommended that the responsibility – including possible benefits and burdens – concerning the current discussion about the CCC credits be transferred from Eletroacre to the holding company of Eletrobras. Thus, the effect of the current questioning would be neutral in the financial evaluation of the distribution company and in its sales model.

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Product 11 – Privatization Modeling Proposal

To this end, it is proposed that a transfer of the receivables concerning CCC equivalent to value in dispute be made – and burdens in equal amount. This transfer would occur through the assign of current rights relating to CCC credits and financial obligations (for example, payables to CCC, other debts etc.) equivalent from the subsidiary to the holding company.

As a result, in the case of an unfavorable decision, Eletrobras would be charged with the burden of loss, which would occur if the issue were priced on the sale model for the process of privatization of the distributor. In the case of a favorable decision, Eletrobras would reverse this potential loss, receiving the CCC credits and bearing obligations of equivalent value.

It stands out, also, that the transfer of credits and obligations related to the CCC must have the consent of the regulators and come accompanied by considerations of external auditors of the company, following the approval of the level of governance in charge.

Thus, with the absorption of these credits by Eletrobras, the impact on the values in question is considered neutral, without interference in the shareholder value of the company or to the privatization process.

In the case of Eletrobras cannot absorb the credits as per the recommended proposal – or that of any financial, technical or legal limitation occurs - that impedes the transfer of obligations in an amount equivalent to the credits, it is suggested that the holding company considers the possibility to capitalize the distributor. Such capitalization may occur at the discretion of Eletrobras, according to the best alternatives for the state-owned company.

3.1.3	Negotiation operationalization

In order to facilitate negotiations, Eletrobras should, among other things that may be needed:
i)	Define the value and availability of CCC rights and obligations in an amount equivalent to the subsidiary transfer to the holding
ii)	Analyze financial and accounting specific effects, among other aspects relevant to the company
iii)	Analyze corporate and legal specific requirements to follow, as well as realize them in case one proceeds with the recommendation
iv)	Seek the consent of regulators for the operation

3.2	Minorities

Considering that at Eletroacre, there are minority stakeholders, the rights provided in the applicable legislation shall be complied with. Particularly, the minority stakeholders´ legal rights shall be complied with along the entire privatization process as provided in Laws
6.404/76 and 10.303/01. In this case, the minorities have the right to preference for underwriting of shares in case of capital increase, at the proportion of the shares they own.

The possible privatization in the terms suggested in the present report stipulates obligatory

Extraordinary· Issuance General of Assembly new shares Meeting with (EGA) possible with increase the purpose of capital to deliberate stock and validate on:
· Transfer of shares with the purpose to transfer share control

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Product 11 – Privatization Modeling Proposal

The illustration below consolidates the minority stakeholder issue and the process of calling an EGA:

Implications of minority
Minority rights
Preference right for underwriting of new shares in case of capital increase, in the ratio of number of shares they hold
Reimbursement right in case of disagreement in certain matters provided by Law 6.404/1976
Operations Pending Approval in SSM
Issuance of Shares with Capital Increase
Sale of shares with transfer of control
Debt deal in shares
Risks to Auction
Remote risk of minority interference to the auction
Convening Process for Special Shareholders' Meeting
Convening
Minimum of 8 days in advance; must be made 3 times:
In an Federal Official Agency, State or Federal District
In a newspaper
Holding
1st Convening must contain a minimum representativeness of 25% of capital stock
2nd Convening do not have minimum representativeness
Meeting
Signing of Attendance Book
Decision by Absolute Majority
Preparation of Minutes of Meeting

3.3 Other critical points, necessary adjustments and recommendations

For Eletroacre, there no critical points to impede its privatization process.

During the process of Legal Due Diligence of Eletroacre some critical points were described in the Report and displayed in its Executive Summary. Although not inhibitory to the process of privatization of this distributor, the new investor should be aware of them so that he can make applicable arrangements.

Among the important issues, but not deterrent, to be considered, are highlighted the contracts of financial nature, whose prior consent of the creditor is recommended in order to avoid the prepayment of the debt.

3.4 Consent need in Financing Contracts

Some financing contracts signed by the distributors may have the need to obtain prior and express consent from the creditor in the event of a change of control of Eletroacre.

Otherwise, according to the terms of each contract, there may be legal and/or financial implications to Eletroacre, Eletrobras, investor and, eventually, to the privatization process, depending on the possible prepayment of debt if the commitment to payment is not assumed by the new investor.

Eletroacre has only financial contracts signed with Eletrobras, which do not provide about the possibility and procedures for cession and/or transfer of the respective rights and obligations, and do not expressly set forth restrictions to transfer of control and/or corporate restructuring of Eletroacre.

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Product 11 – Privatization Modeling Proposal

3.5 Deposit of Shares Owned by Eletrobras at FND

The Nominative Share Record Book of all Distributors mentioned blockage of all shares owned by Eletrobras to the benefit of the National Privatization Fund – FND, administered by BNDES, in compliance with the Law no. 9.491/1997.

3.6 Remaining aspects to be considered

Remaining aspects shall be considered, the measures of which are within and outside the scope of Distributors are vital for the privatization process, as per the chart below:

ACTIONS ON DISTRIBUTOR'S SCOPE
Obtaining authorization from Executive Board, Supervisory Board, Board of Directors to perform capital increases on the Distributor
Performance of General Meeting specially convened to approve the Distributors' capital stock, as well as an increase of capital stock by underwriting of new shares

ACTIONS ON ELETROBRAS' SCOPE
Obtaining authorization from Executive Board and the Board of Directors to perform the privatization of Distributor
Performance of General Meeting convened to approve the privatization of Distributor
Performance of the necessary procedures to fulfill CVM [Brazilian Securities and Exchange Commission], NYSE, and Latibex

ACTIONS OUTSIDE THE DISTRIBUTOR'S AND ELETROBRAS' SCOPE
Obtaining prior approval from CADE provided on articles 88 and 90 of the Law 12.529/2011 and CADE Resolution no. 02/2012
Obtaining prior consent from ANEEL for share control transference (Art. 27 of the Law 8.987/95 Art 4, XI, of Annex I of the Decree 2.335/97, in addition to the provisions of ANEEL Normative Resolution 484/2012)
Obtaining approval from the Board of the Investment Partnership Program (CPPI - Conselho do Programa de Parcerias de Investimentos) regarding operational modality, conditions and adjustments to be applied to the privatization (Law 9.491/97)
Follow-up, surveillance, and evaluation of the privatization process by the Federal Court of Auditors (TCU - Tribunal de Contas da União) (IN TCU 27/1998)

3.7 Payment methods

Under the Law No. 9.491/97, the payment methods in a privatization process shall be recommended by the National Privatization Council (CND), now replaced with the Board of the Investment Partnership Program of the Presidency of the Republic (CPPI), for approval by the President of the Republic. The latter may authorize remaining payment methods within the scope of the National Privatization Program, as recommended by the CPPI.

The Law also requires disclosure of selected items on the conditions for disposal of the concerned company's shareholding control, through publication at the Brazilian Federal Official Gazette and in nationally recognized newspapers. In particular, the following shall be disclosed:

- Any dividend payments to the Federal Government (or to companies controlled by it) and contributions of capital to the capital account provided by it over the last 15 years;

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Product 11 – Privatization Modeling Proposal

· Creation of special shares and the powers defined to them (as applicable).

For the event of Eletroacre privatization, the defined payments are recommended to be made in full through the stock exchange (B3), by means of the effective currency, upon sale settlement.

The remaining procedural aspects shall be detailed in the Request for Proposal of
Privatization, Manual of Auction Procedures, Procedural Manual for Offering of Shares to Active
and Retired Employees and associated agreements.

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Product 11 – Privatization Modeling Proposal

4. Purpose of the Auction

4.1 Purpose of sale

As outlined in Law No. 12.783/2013, as amended by Law no. 13.360/2016, and in the Decree Draft, which regulates the distributorship concession bid associated with the assignment of control of corporation providing public electric power utility services, the purpose of the auction is sale of the company associated with granting of the public electric power distribution service.

For definition, the applied analysis methodology considered both financial (amount of concession, equity value, etc.) and legal (regulatory feasibility) aspects when defining and assessing the purposes.

The alternative sale of the company associated with concession granting consists in joint auction of the concession granting and disposal of the distributor company's shareholding control. Thus, the concession is simultaneously extended to the company itself and the shareholding control is assigned to the new controlling shareholder.

If Eletrobras fails to approve the adjustments, the legal provisions dealing with pure concession granting shall be applied. Accordingly, in this case, the auction for sale of the company associated with concession granting shall not be conducted.

4.2 Assessment of sale feasibility

Based on the rationale described in the prior item, from four dimensions, the auction purpose for Eletroacre was defined as shown below.

Sale viability assessment – Current scenario

Legal readiness
(for sale in 2017)
Financial effect
(vs. liquidation)
Financial attractiveness
(stand alone)
Investors' interest
Possible sale modality
Eletroacre
Company associated to the concession

Initially, we identified whether Eletroacre is legally able to be sold within the desired schedule.

Then, we assessed whether the financial consequence of selling the company associated with the concession was more beneficial to Eletrobras as compared to liquidating the company with the resulting disposal of the pure concession.

We also analyzed whether Eletroacre holds financial attractiveness as a stand-alone company, i.e., individually.

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Product 11 – Privatization Modeling Proposal

     Finally, based on the conducted market sounding, we identified whether there are investors potentially interested in acquiring the company.

     As Eletroacre met the requirements of these four perspectives, it was concluded that it would be possible to sell the company in an auction associated with granting the concession.

5. Relevant Aspects of Valuation

5.1 Relaxation of regulatory parameters

     It should be taken into consideration that the companies’ valuation already considers, among the flow perspectives, the consequences of the Technical Notes 351/2017 and 149/2017 of ANEEL, the latter being the result of the Open Court 032/2017, providing for loosening of regulatory metrics for financially unbalanced concessions, including Eletroacre.

     Such ANEEL Technical Notes loosened for the company the regulatory values of the PMSO, Non-Technical Loss and RGR metrics of the designation period. As a result, there is increased financial setoff through tariff to the distributors and the resulting decreased volume of RGR loan, increasing the revenues thereof and, accordingly, its cash flow.

     Such parameters shall be loosened from the tariff process dated 2017, initiated on November 30 of this year, up to the first regular review of the new utility to be contracted by means of a bid, estimated to be held in 2023.

     Such parameters shall be used as auction variables, with their methodology and values being explained in Item 12.6 - Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’.

5.2 Debts

     The indebtedness levels of Eletrobras distributors are quite high, and the debts may be divided into three major groups: Debts with Eletrobras; Debts with Specific Third Parties and Debts with Other Third Parties. Debts with Eletrobras in turn may be rated according to their origin: Ordinary Resources, RGR, Banco Mundial and Eletrobras related parties.

a) Debts with Eletrobras: refer to funds with the Holding or through it by means of onlending. Since Eletrobras itself holds the credit rights, the debts may be used by the company as means to optimize the capital structure of its distributors.

o World Bank: Eletrobras holds funds obtained with World Bank for the purpose of investing in improved infrastructures, project named by the companies as “Projeto Energia+” [Project Energy+]. Such funds are then lent to distributors as loans and financing.

o RGR (Global Reversal Reserve): Refers to amounts raised by Eletrobras for the distributor with the Global Reversal Reserve (RGR). Thus, the sums are due by the distributor to Eletrobras, associated with funds raised from the RGR. The amounts found in the balance sheet, as of the base date of this report (12/31/2016) are mostly from loans obtained prior to the designation period.

Product 11 – Privatization Modeling Proposal

§	RGR pre-PPST (temporary service provision period): Amount
of debt arising out of the pre-PPST period, when the funds were aimed at financing investments of the distributors.

§	RGR PPST (temporary service provision period): Debt amount
arising out of the PPST period, initiated in November 2016. Within the scope of the concession agreement termination and beginning of such period, the RGR onlending changed their purpose to maintaining the
companies’	activities	ensuring	the	so-called	“Appropriate
Remuneration”, as defined in the Technical Note 331 dated September
13, 2016. By the end of this Item, the estimated sums of the debts with
RGR are provided until the end of February 2018 (date estimated for entry of the potential investors in the operations), considering the fund-
raising operations in the service provision period.

o	Ordinary Resources: Own fund onlending by Eletrobras to the distributors, through loans, usually with low financing cost and for the purpose of covering operating deficits. Therefore, this debt is directly due from the distributor to the Holding, without involving Third Parties.

o	Advance Payment for Future Capital Increase (AFAC): Refers to funds contributed by Eletrobras at the distributors for future capital increases.
Usually, AFACs are paid-up as capital within up to one year of their composition, but that is not a requirement, and they may be kept in the balance sheet as distributor debt. Currently, only Eletrobras is responsible for contributing AFAC sums in the distributors.

o	Related Parties: Refer to debts contracted with other Eletrobras distributors or companies, except the Holding. Among the major related parties with effective credits we may mention, for instance, Eletronorte, Furnas and Chesf.
Like in the case of the debts contracted directly with Eletrobras Holding, the company has preference over the funds, and may use the same alternatives as mentioned in the prior item. However, in this group of debts, there are legal and corporate aspects required to be noted vis-à-vis any measure. It should be stressed that variables such as the cash flows, the amount and the own capital structure of the creditor companies may be affected due to an attempted use of such credits.

b)	Debts with Specific Third Parties: Debts of such nature are mostly overdue payment liabilities concerning fuel supply agreements (therefore, rated as debt by the
Accounting-Equity Due Diligence), due by some of the distributors which are parties to this privatization process. Among the major creditors, we have Petrobras and Cigás.

c)	Debts with Other Third Parties: refers to debts contracted with other parties than
Eletrobras, its distributors, Petrobras or Cigás. The remaining creditors of the distributors and debt instruments are considered in this group, among which there are domestic public banks, such as Caixa Econômica Federal, private financial institutions and other funding agents. The procedures of the Accounting-Equity Due
Diligence also included to the balances of Debts with Third Parties the amounts concerning overdue payments with suppliers, including, for example, overdue liabilities with CCC (Fuel Consumption Account).

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Product 11 – Privatization Modeling Proposal

The RGR PPST accounting balances reported to this Consortium by Eletroacre in December 2016 and June 2017 are shown below:

RGR PPST BALANCES - ELETROACRE	
December 2016	June 2017
R$ 48,777,371.68	R$ 107,133,484.83

The RGR PPST amounts released for Eletroacre are established by ANEEL every quarter.

5.3 Total liabilities

The company's liabilities rated according to the creditor source, with the base date of December 2016, are provided as follows:

Eletroacre liabilities composition In R$ MM (Dec/16)

~R$ 117.2MM remaining debts with Eletrobras
131
60
178
430
162
268
799
162
637
146
383
44
339
1,328
206
1,123
World Bank
RGR[1]
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC[2]
Suppliers and Other Liabilities[3]
Total
Eletrobras [4]
Working Capital
Gross Indebtedness[5]

Note: does not consider legal restrictions of litigious values
1) *According to Eletrobras, R$ 44.8 MM refer to RGR PPST*
2) *It refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of R$ 336 MM*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *Eletrobras Credits do not include AFAC in the value of R$ 69 MM (in June 2017)*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*
Source: Eletroacre (staff and financial statement) Consórcio Mais Energia B

The total liabilities indicate the maximum credit amounts eventually used by Eletrobras as an alternative to make adjustments to the capital structure.

5.4 Risks and Contingencies

In the sale process, assessment of risks associated with contingencies is essential to ensure the transaction and determine its amount precisely. In this chapter, we expose the types of contingency, the current status of contingencies for Eletroacre and the logical negotiation for the provided contingencies.

5.4.1 Types of contingencies

Contingencies described in this Section I - Privatization Context refer to contingencies additional to those previously provisioned in the companies' balance sheet. They may result

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Product 11 – Privatization Modeling Proposal

from both the reviewed sums provisioned and from identification of unmapped contingencies and their estimated value.

Contingencies, type of rating and amounts derive from the legal, accounting-capital and environmental audits conducted at Eletroacre.

There are three types of contingency, according to their probable loss of the concerned sums and, accordingly, incorporation into the valuation process, as listed below:

- Probable:
    - High risk of losing the sum involved in the judicial and administrative proceedings
    - Usually priced in valuations, decreasing the equity value
- Possible:
    - Potential risk of losing the sum involved in the judicial and administrative proceedings
    - Usually not priced in valuations, being eventually dealt with in specific negotiations between the selling and the purchasing parties
- Remote:
    - Low risk of losing the sums involved in the judicial and administrative proceedings
    - Usually not priced in valuations

5.4.2 Current status of contingencies

Find below the amounts and percentages of contingencies for Eletroacre, according to their risk rating level.

In R$ MM

DETAILING OF ELETROACRE CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	138.38	-	-	138.38
Taxes	15.66	307.54	-	323.20
Labor	62.19	12.31	-	74.50
Actuarial	-	-	-	-
Total	**216.23**	**319.85**	**-**	**536.08**

In %

DETAILING OF ELETROACRE CONTINGENCIES

	Likely	Probable	Remote	Total
Litigious	64%	0%	0%	26%
Taxes	7%	96%	0%	60%
Labor	29%	4%	0%	14%
Actuarial	0%	0%	0%	0%
Total	**40%**	**60%**	**0%**	**100%**

Note: 'Litigious' contingencies refer to materialized lawsuits and include actions from different areas (taxes, labor, civil, environmental, and regulatory). The others refer to risks mapped in the respective diligences, which do not have materialized suits.

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Product 11 – Privatization Modeling Proposal

Among the contingencies for classification as “Probable”, in Litigation, there are about R$

125 million related to taxation suits. In Taxation, R$ 53 million are related to outsourcing of target activity. Among those for classification as “Possible”, Taxation is at approximately R$ 197 million associated with risks related to PIS [Social Integration Program] and COFINS [Contribution for Social Security Financing] falling upon reimbursement of CCC and R$ 80 million in non-technical loss of power.

     In addition to the provided contingencies, there are also contingencies concerning environmental adaptations in the amount of R$ 8,416,848.84 required for distributor. Such values, however, were previously deducted from the equity value in the company’s valuation.

     It should be stressed that the base date of the contingencies is 12/31/2016 and that such sums are in addition to those provisioned in the Eletroacre’s balance sheet dated December 2016. The full details of the contingencies are in the audit reports.

5.4.3 Negotiations to deal with contingencies

     Dealing with such distributor contingencies is relevant to enable eventual adjustments to the company’s price between the selling and purchasing parties. However, after developing several legal and financial analyses on contingencies, it was concluded that Eletrobras would avoid keeping future liabilities – after privatization – with the purchaser related to contingencies, in addition to eventual legal provisions allowing for the purchaser to question or file actions in the future to Eletrobras.

     Thus, the adjustment definition shall occur prior to entering into the share purchase and sale agreement. Therefore, we recommend the distributor privatization to consider prior corporate adjustments between the parties as part of distributor’s sale price definition. As a result, new value adjustments or corrections concerning these items shall not be conducted after the privatization.

     Contingencies whose assessments are Probable Loss, due to the high chance they have to lose the sums involved in the respective proceedings, should be deducted from the shareholder’s value prior to transferring the shareholding control. Likewise, contingencies rated as ‘Possible’ and ‘Remote’ Loss should not have their value deducted from the company’s sale price.

· ‘Probable’ Contingencies: their amount shall be discounted from the equity price due to decreased chance of success in the proceeding and resulting probable loss of the value involved in the claim;· ‘Possible’ and ‘Remote’ Contingencies: their amount shall be not discounted from the equity price considering the chance of success in the proceeding and reduced probable loss of the value involved in the claim.

     It should be stressed that several possibilities were analyzed to deal with contingencies, but all of them were proven to be financially unfeasible, with great operating complexity or with legal hindrances and risks.

     In addition, Eletrobras was identified, due to its State nature and current financial condition, to have legal and financial limitations to offer warranties to the investors in relation to such contingencies.

Product 11 – Privatization Modeling Proposal

6. Assessment of Synergies

Assessment of synergies is a relevant dimension for defining the privatization model. At first, increased grouping of distributors for sale could lead to potential returns to scale. The returns to scale, in turn, would be reflected in decreased total costs, reflecting increased value for the company.

Such potential shall be assessed in this chapter. However, this chapter also approaches a broad perspective, which firstly conceptualizes the synergies to be analyzed and, then, relativizes their effectiveness vis-à-vis other analysis dimensions (e.g., increased competition in the auctions). In addition, it also assesses use of models which encourage synergies in light of the guidelines defined in the initial chapter.

The first challenge when conceptualizing synergies derives from the difference with which the concept is used. Within the context of proposal for the privatization model, we use the term synergy to reflect returns deriving from increased scale, resulting from grouped distributors. Thus, it is necessary to qualify other returns not to be conceptualized as synergies, to wit:

- Efficiency returns – assessment of synergies should not be confused with efficiency returns, since a stand-alone operation could be more efficient than a greater scale arrangement, taking into account the productivity factor among such companies. In fact, a comparative analysis shows that the current reality of Eletrobras companies is distant from other companies – regardless of scale

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
360
340
320
300
280
260
240
220
200
180
160
140
AES
AMPLA
ENERGISA
EDP
CELG
CPFL Paulista
ELEKTRO
CPFL
CPFL Ex Paulista¹
COELBA
CELPE
COSERN
EQUATORIAL
COELCE
LIGHT
1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) Distributors from CPFL group, except for the CPFL Paulista distributor
Sources: Companies

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Product 11 – Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – Per company, 2016

PMSO / Consumer Units (R$)
Unit
Distributors group
State
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Amazonas
Ceron
Eletroacre
Cepisa
Ceal
COSERN
CELG
ELEKTRO
AMPLA
EDP
CELPE
COELCE
CPFL Paulista
LIGHT
CPFL Ex Paulista¹
EQUATORIAL
ENERGISA
COELBA
AES
CPFL
0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 5.5 6.0 6.5 7.0 7.5 8.0 8.5 9.0 9.5
Consumer Units (MM)

1) Distributors from CPFL group, excepting for the CPFL Paulista distributor
Sources: Companies

- Geographic and social-economic – returns obtained due to the characteristics of concession areas, either by physical continuity, or by social realities (e.g., communities with impaired access), or by economic aspects (e.g., agribusiness or industrialized areas)

- Financial – deriving from better business conditions, usually provided by the credit quality of a new purchaser

- Revenue – increased company's revenue deriving from cross trading of products, possibly adding greater margin to the business

The efficiency improvement return is already embedded to the economic-financial assessment model, following the incentives for efficiency as set out by the regulations.

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Product 11 – Privatization Modeling Proposal

PMSO / Consumer unit vs. Consumer units – 2016 vs. 2022[1] Per company

PMSO / Consumer Units (R$)
2016
2022
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
Boa Vista
Boa Vista
Eletroacre
Eletroacre
Ceron
Ceron
Amazonas
Amazonas
Cepisa
Cepisa
Ceal
Ceal
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1
1.2
1.3
1.4
1.5
Consumer Units (MM)

1) In real monetary value based on valuation projection
Sources: Companies

The remaining above-mentioned returns are not applicable to the grouped companies. Although belonging to similar regions, the distances involved do not justify returns – on the opposite, given the geographic set-up, even inside States there are no verifiable scale savings.

Synergies of revenues are also not materialized for the case of concessions, since both tariffs and the market itself are granted under a monopolistic character for most customers. Financial synergies in turn (e.g., indebtedness cost) are basically assigned to the credit rating of the potential purchaser, not being influenced by eventual grouped concessions.

We should then return to the synergies obtained due to increase scale, resulting from grouping operations. These are usually reflected into the dilution of fixed costs (administrative) and returns of the purchasing power – specifically related to investments (particularly high in the future perspective).

The maximum estimate for such return is R$ 200 million in nominal values (as detailed below), when we consider the synergy for the case in which all six distributors are acquired by a single investor. Such estimate is based on a percentage over the sum of the administrative costs of the six Distributors considering independent operations.

Our experience indicates that such benefits are attained in about 5 years, being maintained for some period, until their capture by the regulator, or, in case of the investments, with reduced consequence in the BRR, not reflecting increased tariffs.

In addition, for it to be taken into effect, it is necessary to assume investments in systems, consulting, team allocations, as well as approval of the regulator as to parameters for sharing of funds.

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Product 11 – Privatization Modeling Proposal

Thus, it was estimated a potential maximum annual savings of R$ 20 nominal million for 10 years, between 2023 and 2032, amounting to R$ 200 million of consolidated value for the six distributors, if acquired jointly. The annual estimated savings is equivalent to 25% of the administrative costs estimated for the distributors, estimated at R$ 80 million in real values, according to the table below.

Distributor	(A)Mean PMSO[1]	NPV A[2]	Yearly CF[3]
Ceal	279,183	115,995	11,600
Cepisa	507,836	212,420	21,242
Eletroacre	157,157	65,053	6,505
Ceron	405,205	168,856	16,886
Amazonas	470,687	194,076	19,408
Boa Vista	113,186	49,358	4,936
			80,576

[1] PMSO between 2023 and 2032
[2] Present Value of Mean PMSO
[3] 10% Share of NPV A based on comparables

The 10% share of the administrative costs over the total costs was estimated based on some comparable operations, as provided in the following chart.

Administrative Expenses / PMSO
16.5%
16.4%
6.7%
7.6%
9.3%
8.9%
10.9%
9.1%
Equatorial
Light
CPFL Paulista
Coelce
Celpe
Broad
Mean
Median

In relation to returns to the purchasing power with investments, in addition to the estimated reduced capex being not so relevant, even so, there would be a consideration of decreased revenue, since part of the tariff corresponds to the remuneration of investments made and, therefore, there would be no relevant impact in the amount.

However, several aspects should be considered prior to concluding whether scale synergy is being considered:

- Obtainment of synergies through groupings could impair sale of one or more companies, considering the different levels of interest by the investors among the utilities subject to privatization – as attested in market sounding interviews, where preference for the individualized offer of the concessions was stated, eventual groupings could result into reduced number of offers, given the increasing complexity
- The effective capture occurs within the management model of the purchasing investors – the scale shall tend to be captured by the company's insertion into the

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Product 11 – Privatization Modeling Proposal

     purchasing company, being questionable to advance its pricing in the minimum amount· Companies can be privatized at different times – e.g., such as Amazonas, which would not match the different nature groupings· Ungrouped concessions can increase competitiveness between the bidders, increasing competition and resulting into higher final price, but differently from pre-estimated synergies, avoiding the risk of empty offers for a grouping

     It should be stressed that grouping can be used for pragmatic aspects, deriving from objective assessment aspects (e.g., grouping to minimize the required capitalization) and the own interest of investors (mitigating risks that a less attractive concession is not successful in the privatization).

     In summary, a wide assessment, allied to the discussed context, does not construe as consistent the synergy incorporation to the minimum price and, accordingly, inexistence of returns to the proposed model.

     Such recommendation occurs vis-a-vis the instruction that no concession groupings should be conducted since it is construed that an open model shall tend to increase the competition between the shareholders. Thus, there would be not only an increased number of offers –avoiding the chance for auctions without bidders – but also increased prices offered. Such prices, in turn, would be more appropriate to the level of synergy the investors shall have when inserting such companies into their management model.

Product 11 – Privatization Modeling Proposal

7	. Adjustments on the Privatization model
7.1	Context
The privatization model is made from the results of the due diligence reports and economic-
financial assessments. However, for the final proposal of capital and corporate structuring of the distributor, it is necessary that additional adjustments are conducted.
The adjustments are carried out for the privatization model to meet the required legal instructions and comprise the latest information available concerning the economic-financial condition of the distributor.
Adjustments made follow the stages provided below:
ADJUSTMENTS FOR PRIVATIZATION MODELING
= Mean of Services A and B
(+/-) Consolidated adjustments
Balance Sheet Adjustments
(+/-) Asset and Liability Adjustments
(+) RGR PPST Reincorporation
(-) Reclassification of AFACs as Debt
(-) Tax Adjustments (Tax Loss and Negative Base)
= Adjusted Equity Value
(-) Reduction adjustment of tariff relaxation
= Final Equity Value

The following topics describe the adjustments made. Their amounts are detailed in Section II
- Privatization proposal.
7.2	Base amount of valuation – Average between valuations of Services A & B
Under Decree 2.594/98, providing for the National Privatization Program, Eletroacre sale model shall consider the financial assessments conducted by Services A and B contracted by the
State-owned bank, conducted with the base date of December 2016.
Within such context, based on the equity values drafted by Service A reported through the
Letter AD/DEADE3 No. 14/2017, it is proposed that the equity value considered as basis for the financial and corporate model of Eletroacre shall be the simple average of the equity values defined by Service A and Service B. The formula is below:
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	Product 11 – Privatization Modeling Proposal

Equity value average = (Equity value Service A + Equity value Service B) / 2

As a result, an assessment basis is obtained with reduced chance of distortions since it considers the analysis of two different assessing companies. It is construed that both assessing companies are fully qualified to analyze the companies’ value and that the natural amount differences are due to the inherent subjectivity of interpretations and assumptions of each of them. Thus, any amount adopted among those provided by such companies would be acceptable.

We should also consider that, by using the theoretical concepts and technical tools usually accepted by the experts and the market, definition of assumptions and parameters of a financial assessment has the subjectivity of its developers, which is inherent to valuation of a company.
Thus, the Enterprise Value of a company, representing its projected cash flows, carried at present value by a discount rate, are subject to specific interpretations of their appraisers.

Therefore, it is construed that one-sided selection of only one of the amounts provided by both appraisers could give room to greater assessment distortions vis-à-vis the market value considered by potential investors of such companies. For example, if choosing the lowest between both values, the investor could be benefited. In turn, if choosing the largest between both values, there could be a risk that it would be distant from the market assessment, reducing the auction attractiveness. Finally, choosing an arbitrary amount – other than the average –
between both values assessed would not be logical.

In the case of Eletroacre, the Enterprise Value estimated by the Services A and B are in close inter-values, lower than 20% in difference between them, benefiting the average use.

ENTERPRISE VALUES OF ELETROACRE - MEAN OF SERVICES A AND B

Service A	R$	921,169,419.22
Service B	R$	944,913,418.27
Mean of Services A and B	R$	933,041,418.74
Percentage variation[1]		3%

1) Variation calculated as the module of lower value divided by the higher value

As a result, using the average of the amounts assessed by Services A and B is the most effective alternative to define the privatization price of Eletroacre.

7.3	Relevant adjustments for privatization of Eletroacre

7.3.1	Adjustment to comprise updated balance sheet until June 2017

As means to minimize eventual financial discrepancies between the valuation base date and the latest balance sheet available for Eletroacre (updated until June 2017 and not audited by the
Consortium), updates are being made as to the balance sheet accounts related to indebtedness and working capital, in addition to specific accounting adjustments.

Accounts with their amounts updated are listed below:

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Product 11 – Privatization Modeling Proposal

Assets	Liabilities
Current	**Current**
Cash and cash equivalents	Financing and loans
Securities	Lease
Clients	Debt charges
Taxes to be recovered	Suppliers
Reimbursement rights	Taxes payable
Warehouse	Social and labor obligations
Services in progress	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Sureties and judicial deposits	Estimated obligations
Financial asset	Sectorial charges
Assets destined to disposal	Post-employment benefits
CDE repayment	Regulatory liabilities
Others	Research and development
	Financial liabilities
	Others
Non-current	**Non-current**
Clients	Financing and loans
Taxes to be recovered	Lease
Taxes to social contributions	Suppliers
Sureties and related deposits	Taxes payable
Reimbursement rights	Reimbursement obligations
Regulatory asset	Accounts payable to related parties
Others	Provision for unsecured liability in controlled
Investments	Post-employment benefits
	Regulatory liability
	Sectorial charges
	Advance for future capital increase
	Research and development
	Others

The balance sheet accounts listed above refer to those comprised of this Consortium as Working Capital (e.g., 'Customers'), Net Debt (e.g., 'Cash and cash equivalents') and other capital accounts not considered as Working Capital or Net Debt (e.g., 'Investments'). The understanding is the same as that made by the Accounting-Capital Diligence and the Economic-Financial Assessment. Such amounts exclude the remaining balance sheet accounts not listed above.

RGR PPST (for the designation period) also received different approach in the privatization model, as well as in the Economic-Financial Assessment conducted. Under the Law No. 12.783 dated 2013, the Technical Notes 351/2017 and 149/2017 of ANEEL and the Draft of Share Purchase and Sale Agreement, loosening was established for regulatory parameters for the distributor, including the RGR PPST. Payments concerning the loans contracted with RGR concerning the designation period shall have tariff recognition as components of Installment A. Since such tariff recognition follows the neutrality concept, the component was not considered when calculating the Installment A, since its consideration was also not considered for the purposes of this report.

Therefore, since the RGR PPST has tariff coverage, not impacting the equity value, its balances – included into the Liabilities in the account of 'Loans and Financing' – were positively reincorporated into the amount to the shareholder.

It is also stressed that, for the accounts of 'Assets' (property and rights), when there is positive variation, they increase the shareholder's value. Therefore, being added to the equity value of the distributor. In the case of negative variation in turn, they reduce the amount. For the accounts of 'Liabilities' (obligations), the adjustment is inverted in relation to the 'Assets'.

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Product 11 – Privatization Modeling Proposal

For positive variation, the shareholder’s value is reduced, and, for negative variation, such amount is increased.

     The adjustments excluded the accounts of ‘Liabilities’ concerning variations in the provisions for contingencies, litigations and civil, tax and labor claims. The reason is the probable overlapping between the new provisions made in the statements (after the valuation base date of December 2016) and the amounts of contingencies made by the Consortium. The amounts made are related to the same topics, in addition to the amounts of provisions of the financial statements and discounted from the shareholder’s value. Thus, the adjustment related to provisions for contingencies is avoided to occur in duplicate, leading Eletrobras to make increased contributions than those actually required.

     Detailed amounts and the adjustment balances are provided in Item 10.2.2 - Balance update adjustment refer to the consolidated balance between the amounts of December 2016 and June 2017, which may be positive or negative. Balances of fiscal benefit and negative CSLL [Social Contribution on Net Income] basis were also updated to June 2017.

     The resulting amount is used as basis for the adjustment in loosened regulatory parameters. The adjustments were solely applied in the equity value, not being extended to any other income.

7.3.2 Adjustment related to Advance Payments for Future Capital Increases (AFACs)

     Furthermore, if the distributor has AFACs, another adjustment is made, with the amounts concerning AFACs being considered as debt. Until the updating of the balance sheet dated June 2017 – last updated until this report was concluded – no existing AFAC was used to increase the capital.

     Thus, we suggest no new capital increase by using the AFACs of distributors by Eletrobras. As an alternative, its amounts shall now be construed as debts in the balance sheet (and may be used as an additional alternative for the capitalization to be conducted by Eletrobras outlined in

‘Stage 1’, as well as the remaining options provided).

     Taking into account that, once approved, the CPPI Resolution with definitions of financial and corporate adjustments to be made in the distributor under privatization, it is not advisable that new corporate amendments are made. It means that, if paying-up of the AFACs is after the CPPI publication, there is great chance that the numbers established in such CPPI Resolution will not comply with the distributor’s capital stock after capital increase by using the AFACs.

Thus, conflicts will be avoided concerning the number of shares to be subscribed, as well as their underwriting amount, in addition to eventual legal conflicts or non-compliances.

     We should also consider that there are no relevant financial benefits in paying up the AFACs instead of considering them as debt. The effect upon the equity is neutral, since the new indebtedness amount shall be part of the adjustments of the model. Eventual savings of the distributor with debt taxation costs (e.g., IOF) shall be offset with benefits of the reduced basis for collection of the distributor’s income tax and with adjustments for inflation of the AFACs

(e.g., SELIC), which shall be due to Eletrobras.

Product 11 – Privatization Modeling Proposal

It is also stressed that the eventual paying-up of AFACs requires several levels of approvals, including internally at distributor and Eletrobras, as well as externally from the respective governmental agencies (e.g., MME, GCEST and PGFN).

Finally, we note that, until the latest information available for this report, the distributors’
AFACs funds solely derive from Eletrobras. Detailed adjustments and amounts related to the
AFACs are found in Section II - Privatization proposal.

7.3.2.1 AFACs at Eletroacre

It is hereby pointed out that for Eletroacre, the process for paying off the AFACs is differentiated because of the existence of minority stakeholders in the distributor. As pay-off results in capital stock increase with consequent share underwriting, the minority stakeholders could be diluted. Thus, it is necessary pay-off to be discussed at EGA, in order to comply with their legal rights.

7.3.3	Tax adjustments –Tax Losses and Negative Base

In the first semester of 2017, the distributors used part of the Tax Losses (Individual
Taxpayer Income Tax – IRPF) and Negative Base (Social Contribution on Net Income – CSLL)
to liquidate tax debts. Since the economic-financial analysis of the distributors considers the use of these benefits positively in their cash flow, once used, such benefits must be excluded from the evaluation.

Thus, for the financial modeling, the balances of Tax Loss and Negative Base used between
January and June 2017 have been deducted from the tax balances existing in December 2016, base date used in the economic-financial analysis.

7.3.4	Adjustment of the relaxation of regulatory parameters

The adjustment in the relaxation of regulatory parameters aims at complying with ANEEL
Technical Note no. 149, dated September 8, 2017, in order to reach the economic equilibrium of the concessions of designated distributors, defined under the terms of Normative Resolution no.
748/2016.

Thus, the Draft of the Decree that will govern the bidding of distribution associated with the transfer of control of legal entity providing the electric power service, as per Law 12.783/2013, establishes that, in case the value to the shareholder of Eletroacre resulting from the valuation is positive (which also considers the adjustment of the balance update) based on the relaxation of regulatory parameters, the value of relaxed parameters must be registered so that the value to the shareholder is zero. That is, in case Eletroacre had negative value to the shareholder before the relaxation of regulatory parameters, and such relaxation results in positive value to the shareholder, the value of the relaxed parameters must be reduced to the amount necessary for the value to shareholder to be equal zero.

The relaxed regulatory parameters of Eletroacre are listed below:

RELAXED PARAMETERS

- Non-Technical Losses
- PMSO
- RGR PPST

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Product 11 – Privatization Modeling Proposal

     The adjustment of the relaxed regulatory parameters is applied to values of equity value (average of services A and B), corrected with the other adjustments specified (balance update, RGR PPST, AFAC, Tax Loss and Negative Base).

     In order to zero the value to shareholder, the relaxed values of the relaxed parameters shall be adjusted. The reason is that they have a direct effect to the first years of the concession and raise the rate to the consumer in a period in which other exceptional rate adjustments are in force.

     As detailed in Section II - Privatization proposal, the relaxed values will be used as variables of the privatization auction, after the eventual adjustment of these parameters to zero the value to shareholder. In addition, the RGR PPST will also be used as an auction variable.

     It is also worthwhile noting that in case the value to shareholder of the distributor is negative after the regulatory flexibilization, it will not be necessary to adjust the value of relaxed parameters. In this scenario, the relaxed value shall be fully valid as a base for the bids of investors in the auction.

Product 11 – Privatization Modeling Proposal

8. Capital and Corporate Structuring

8.1 Proposed capital and corporate structuring – Overview

The developed structuring is aimed at allowing the sale of Eletrobras' distributors under the model of company associated with the grant of the concession. For that, it is important to have a structure of capital capable of rising the stake of investors.

The structuring was developed in two stages, as shown below:

Corporate and Capital Structuring – Stages 1 and 2

1 **Minimum adjustment of capital structure**

"Stage 1"

- Will consider the **minimum adjustment of capital structure - equity value close to zero**
- Privatization will happen via **disposal of Eletrobras assets to the investor together with the Offer to** Active and Retired Employees

2 **Investor Capitalization**

"Stage 2"

- Following Stage 1
- Privatization will be followed by **underwriting of actions to the investor** upon **capital contribution at the company**
- **Eletrobras will have the option to participate** in the investment with up to 30%

Minimum adjustment of the capital structure – "Stage 1"

The attractiveness of a business with negative economic value to investors is reduced. Therefore, in order to allow privatization, it is necessary to adjust the structure of capital of distributors so that the actions have at least a symbolic value in their transfer.

The procedure of achieving the equity value capable of allowing the disposal of the shares held by Eletrobras in the capital stock of the distributors at a symbolic value was considered the "Stage 1" of sale modeling. This is the minimum readjustment in the capital structure of distributors, so that they may be sold. In this stage, after the capitalization, the shares held by Eletrobras in the capital stock of the distributors are sold, followed by the consequent privatization of the distributors.

For Eletrobras to be able to perform the capitalization in order to adjust the capital structure of the distributor, such capitalization must be approved in a Shareholder's Meeting. The approval is linked to the success of the auction and will be carried out before its financial liquidation.

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Product 11 – Privatization Modeling Proposal

This stage, as well as its premises and parameters, is detailed in Item 8.2 - Minimum adjustment of the capital structure – “Stage 1”.

Investor capitalization – “Stage 2”

“Stage 2” is a stage after “Stage 1”, and optional to Eletrobras.

It is important to stress that the capital structure of privatized companies needs to be balanced after the sale. This equilibrium is important to assure that the company will have financial health to honor its obligations – such as investments forecasted for the period of concession – and overcome eventual adverse conditions.

This, the modeling determined that the investor stakeed in acquiring the company, in addition to buying the shares held by Eletrobras at the company of symbolic value, will also invest funds and resources to balance the capital structure of the company.

This stage, as well as its premises and parameters, is detailed in Item 8.3 - Investor capitalization – “Stage 2”.

Eletrobras corporate stake option

In order to allow Eletrobras to have economic and financial benefits in the future with the privatization of its distributors, the modeling foresaw the possibility for the state-owned company to remain as a shareholder of the companies sold, holding only a minimum percentage of corporate stake right after the disposal, being able to increase its corporate stake by up to
30% of the total shares of the distributors within up to six (6) months after the auction.

For such, Eletrobras is entitled to increase its corporate stake up to the limit of 30% of the shares of the capital stock of Eletroacre, case in which the investor shall assign its right to subscribe such new shares to Eletrobras, so that it may formalize such increase. Considering the financial conditions of the company and the credit amounts of the debt held by Eletrobras with its distributors, Eletrobras may also pay such new shares by exchanging such debts into investment. These rules will be defined in the Shareholders Agreement to be signed by
Eletrobras and the investor, and such agreement will be an attachment to the Purchase and Sale
Agreement of the distributor.

Finally, it should be stressed that this alternative is not effectively part of the privatization, but an alternative available to Eletrobras, to be evaluated by it. Therefore, the intent is to include in the purchase and sale agreement of the distributor that Eletrobras may manifest its stake in increasing its corporate stake in the distributors after the privatization, within up to six
(6) months from the date of the auction.

In order to be eligible to increase its corporate stake in this stage, Eletrobras must hold one
(1) share at the end of “Stage 1”. In case Eletrobras chooses not to increase its stake, such remaining share shall be sold to the investor within six (6) months from the date of the auction.

This stage, as well as its premises and parameters, is detailed in Item 8.4 - Eletrobras corporate stake option.

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Product 11 – Privatization Modeling Proposal

8.2 Minimum adjustment of the capital structure – "Stage 1"

Eletrobras is recommended to adjust the capital structure of Eletroacre until it reaches the symbolic value of equity value (or value to shareholder) of fifty thousand Reais (R$ 50,000.00). Such adjustment must occur by means of capitalization of the company, with the consequent issuance of new shares, to be subscribed and paid by Eletrobras.

The logics of the adjustment to the capital structure are presented in the conceptual model below:

Capital structure adjustment of the distributor In R$ 000
Symbolic value for disposal of shares
50
45
45
5
5
Equity Value - Final
Conversion of debts into equity
Assumption of debt
Cash to capital
Equity Value - Zero Value
Conversion - Disposal of shares for Active and Retired People
Conversion - Disposal of shares for Investor
Equity Value – Adjusted Post "Stage 1"
Main alternatives for capitalization
Value of shares to be disposed to Investors
Value of shares to be disposed to Active and Retired Employees

Note: Illustrative

8.2.1 Symbolic value of shares sale (privatization)

The value of R$ 50,000.00 consists of the symbolic equity value considering the size of Eletroacre. This value, unlike any other symbolic value of smaller (such as, for instance, R$ 1.00 or R$ 1,000.00), allows the operation of sale of shares of the distributor, held by Eletrobras to the investor, resulting in the privatization of the company, occurs in a more appropriate way.

In a privatization occurring with the sale of shares, such as the case of Eletroacre, the shares must be offered not only to investors, but also to active and retired employees. In order for the latter to have their right to acquire duly protected, at least 10% of the shares directly or indirectly held by the Government (in this case, equivalent to R$ 5,000.00), it is necessary that the disposal value of the shares is factual by active or retired employee. For that to occur, there must be assurance that the lot of shares offered to active and retired employees have minimum purchase value aiming at their financial operationalization.

This, this Consortium has assessed that the value of R$ 50,000.00 meets the requirements of privatization with safety. Such value allows the aforementioned parameters to be protected, avoiding operating and legal risk in the future in case of smaller amounts for the sale of shares. The assessment has considered, among other aspects: 1) the need to have a factual value of sale of shares to each one of the active and retired employees eligible to purchase; 2) the potential

38

Product 11 – Privatization Modeling Proposal

quantity of active and retired employees eligible to purchase shares; 3) a margin of safety for the number of eligible employees, active and retired; 4) the number of shares of the company; 5) the minimum values to each lot of shares of the company.

     The capitalization value also considered the reality of six distributors in privatization procedure by Eletrobras, part of the same initiative. An uniform value was defined to all, considering the similarity of the financial situation in which they are found, as well as the proposed auction model, in which its sales operations interconnect. The definition of a homogeneous sales value of the companies, considering their financial situation, allows for a clearer and greater understanding of the privatization procedure of these companies to investors and to society.

     Details on the number of shares and values, among other aspects, are listed in Section II -Privatization proposal and in the Public Notice to the privatization procedure of Eletroacre.

8.2.2 Capitalization alternatives

     It is recommended that the choice on the alternatives to perform the adjustments to the capital structure of Eletroacre should fall exclusively onto Eletrobras. The choice shall be made according to the most attractive options and to the reality of financial availability and credit of the company at the time of the operation.

     Recommendation made, it has been noted that Eletrobras could use three main alternatives to make the capitalization, all resulting in subscribing shares of the distributor: (i) conversion of debt credits by distributor to Eletrobras; (ii) assumption of debts of the distributor with third parties; and/or (iii) cash contribution to the distributor’s capital structure.

· Conversion of debt credit of distributor: requires that Eletrobras should waive the right to amortization and interest of the debt credits, which, in part, would be of doubtful liquidation without the privatization. However, no demand is made in terms of cash disbursements by the company;· Assumption of debts of distributor with third parties: requires disbursement of cash for the payment of debts with third parties, according to the negotiation occurred;· Funding of financial resources to the distributor: requires disbursement of capital to allow the contribution to capital.

     In order to define the best alternative of capitalization to Eletrobras, a specific analysis shall be carried out by the Holding.

8.3 Investor capitalization – “Stage 2”

     Even after the adjustment to the capital structure by Eletrobras to a symbolic value, the recommendation, for the purposes of conclusion of the privatization procedure of Eletroacre, is to conduct a new capitalization of the company, however this time by the investor, against the underwriting of new shares. This capitalization has the attributions of:

a) Avoiding the participation of investors effectively committed with the success of the company or without the due financial conditions to make the investments necessary for the organization;

Product 11 – Privatization Modeling Proposal

b) Optimizing the capital structure of the company. After the “Stage 1”, against a symbolic equity value, the capital structure of Eletroacre shall consist of approximately 100% of debt. Thus, the company is not duly capitalized to make the investments and other demands of cash;

c) Demonstrating to society and stakeholders that the privatization of Eletroacre has attracted an investor committed to contributing with resources sufficient to cover the investments in the first five years of the concession, fundamental to lever efficiency and the level of service of the company.

     For the definition of the capitalization value, two factors were taken into consideration: 1) capital structure of the companies after adjustment in “Stage 1”; and 2) reference leverage for the electric power distributors in Brazil, considering that Eletrobras will remain as minority partner of the companies.

     In the first factor, it was considered that the capital structure, which will serve as a base to be adjusted by the investor, is the one after the privatization operation. That is, any debt conversions by Eletrobras to achieve the amount defined for the transfer of the distributor´s shares held by Eletrobras to the investor and consequent privatization of Eletroacre, have already been considered. At this stage, the company´s leverage is close to the theoretical limit, as there is no significant equity value.

     In the second factor, a reference capital structure for the companies from the sector was used, 54% financial leverage. The leverage is calculated as a module of the amount of the net debt divided by the sum of the module of the net debt amount with the company´s equity value, as expressed herein: (|Net Debt| / [|Net Debt | + Equity Value]).

     The value of 54% defined for the leverage target after the investor´s capitalization was calculated according to the methodology used by Consórcio Mais Energia B. It considered the current weighted average capital cost (“WACC”) of the companies compared to the most leveraged from the sector. In the calculation of the amount required from the investor, it was also considered that Eletrobras will use the option to achieve the maximum value of corporate share (30%) in Eletroacre by means of debt conversion after privatization.

     In case Eletrobras does not use its option partially or totally, there are no damages to the operation or to the investor. The main reflection is that Eletroacre will have more leveraged capital structure than the suggested level (54%). However, due to the capitalization done by the investor, the distributor will be more prepared to undertake the relevant investments forecasted for the first years after the privatization. Likewise, the reasons to require the capitalization from the investor remain fulfilled.

     It should be noted that, in addition to the capitalization forecasted for the investor, optimizations of the capital structure tend to be made progressively by the future investor. Thus, new contributions of resources may be demanded so that the financial equilibrium of Eletroacre is continuously achieved or even to face cash demands. Accordingly, in case Eletrobras decides to remain as a shareholder of the distributor and does not accompany the investor in eventual future increases of capital of the distributor, it shall be diluted. The same principle applies to eventual minority stakeholders (including Active and Retired Employees which adhere to the distributor’s Share Offer).

Product 11 – Privatization Modeling Proposal

The capitalization values of the investor are listed in Section II - Privatization proposal.

8.4 Eletrobras corporate stake option

8.4.1 Justification

     The privatization modeling considers the possibility of Eletrobras continuing as a minority stakeholder of Eletroacre after the disposal of the shareholding control of such distributor. When holding a shareholding interest, even if assuming the risks as a shareholder of the company, Eletrobras may recover part of the investments made with the receipt of dividends or future increase of value and subsequent sale of its shareholding interest.

     In such case, Eletrobras shall have the right to increase its shareholding interest at Eletroacre after the privatization of the company, having as an alternative not only the contribution to capital, but also the additional conversion of debts into shares. Thus, the state-owned company will not necessarily need to contribute to the capital of Eletroacre in case it is willing to exercise the respective option, using the credits of remaining debt eventually held against the privatized company.

     The structuring of this alternative to Eletrobras occurs to provide it with an option to generate additional value from the privatization. For such, a financial valuation shall be carried out by Eletrobras, considering, among other aspects, the TIR and VPL of both scenarios.

8.4.2 Eletrobras corporate interest threshold

     The corporate interest of Eletrobras should be limited to 30% of the shares of the company. The threshold of 30% was established based on benchmarks and good market practices, in which minority stakeholders have limited participation in the governance and/or management of the company.

     The established percentage, in addition to allowing Eletrobras to hold relevant economic interest in the company, will not be equivalent to that of future investor, which will provide the investor with autonomy to act.

     The capitalization to be performed by Eletrobras shall also follow the same profile of share categories currently existing at Eletroacre. Thus, eventual risks of legal inquiries related to specific corporate adjustments to the privatization procedure may be mitigated.

     However, the shareholders agreement set forth in Item 8.4.3 –Participation of Eletrobras in the governance of the company shall be observed. Therefore, the degree of attractiveness of Eletroacre privatization to investors, main resource holders and risk takers, should be kept when assuring autonomy in the management of the company.

     Such evaluation was also carried out based on market analyses, which included interviews with market experts and potential investors. In general, investors tend to accept the participation of Eletrobras in the company, however without substantial participation in the management of the company.

Product 11 – Privatization Modeling Proposal

In the presented model, although Eletrobras holds shares of Eletroacre, the state-owned company should preserve minimum rules in the management and governance of Eletroacre. Thus, the attractiveness of sale of the distributor would not be reduced duet to the sharing of its management, allowing the highest degree of freedom to the new investor.

For such, it proposes that, regardless of the shareholding organization of Eletroacre after the privatization, a shareholders agreement with the following parameters shall be established:

MODEL OF PROPOSED AGREEMENT	
Participation Option	Eletrobras option to increase the participation in the distributor up to 30%
Conditions for the increase of capital	Accompany or increase the participation via debt conversion
Purchase priority	Valid to investor and to Eletrobras
Tag Along	100%
Effectiveness of the agreement	Regardless of controller succession

The objective of this configuration is to preserve the attractiveness of creation of value of the company, overcoming eventual barriers resulting from the sharing of decisions of the company after the privatization.

It is worthwhile noting that, even though not having a role in the management of the company, Eletrobras shall have its rights as a minority stakeholder duly protected. Privatized, Eletroacre will become a business corporation, one of the legal requirements for a company engaged in the distribution of electric power. In this case, the rights of the minority stakeholders will be governed by law, as well as the requirement of observance of good corporate governance practices (including the conduction of external audit and the disclosure of financial statements).

In addition, Eletrobras shall have specific aspects set forth in the shareholders agreement and in the obligations of the eventual investor when acquiring Eletroacre. The rights of Eletrobras are protected by the conditions detailed in the Public Notice to privatization of the company, and the specific conditions of the purchase and sale agreement of the distributor, including the shareholders agreement.

8.4.4 Procedure for Eletrobras to increase its shareholding interest

The purchase and sale agreement of the distributor and the shareholders agreement establish that Eletrobras will have up to six (6) months from the date of the auction to decide on its interest in increasing its shareholding interest by up to 30% of the shares of the capital stock of Eletroacre. Once the decision is made, Eletrobras shall communicate it to the new controller so that it becomes effective.

In case Eletrobras is interested in increasing its participation, the legal and usual procedures for the capitalization of the company shall be observed, considering the rights of minority stakeholders – including active and retired employees acquiring shares of Eletroacre. The investor shall not accompany such capitalization, in order to dilute its interest in the distributor and for Eletrobras to achieve the maximum threshold determined for its shareholding interest.

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Product 11 – Privatization Modeling Proposal

As mentioned, the capitalization to be made by Eletrobras may also be made using debt credits held by the state-owned company with Eletroacre. The financial conditions of the capitalization, i.e., the market value per share, shall be the same of Stage 2 and of the auction.

8.5	Classes of shares

During the procedures of increase of capital of the distributor, the assumed premise is that the distributor will observe the legal rules applicable to the matter.

In case the new controller is interested in rearranging the corporate structure of the company, it may issue new classes of shares or create groups. This should occur provided that the legal rights of minority stakeholders are observed, as well as the contractual obligations resulting from the privatization procedure.

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9. Shares offering to active and retired employees

9.1 Mechanism

     According to the applicable legislation, the active and retired employees of the companies directly or indirectly controlled by the Government, included in the National Privatization

Program (“PND”), herein the Investment Partnership Program (“PPI”), are assured the offer of at least ten percent (10%) of the shares representative of its capital.

     The offer to active and retired employees is made in parallel with the privatization auction, and its implementation is conditioned to its success, i.e., against the effective transfer of shareholding control.

     To take part of the offer, active and retired employees must be qualified according to the criteria established in Item 9.2 – Definition of active and retired employees. After such qualification, active and retired employees shall indicate the number of lots of shares they are willing to reserve, without any purchase obligation.

     Each qualified active and retired employee may receive the same number of shares, regardless of title, either at the present or upon retirement.

     To negotiate the shares, the active and retired employees must be qualified and must hire a custodian agent, authorized institution accredited with B3, new denomination of BM&FBOVESPA.

9.2 Definition of active and retired employees

     For the purposes of the Offer to Active and Retired Employees, active or retired employees of the distributor shall be considered as the following:

1) Employees with labor links with the distributor on the date of publication of the Public Notice in the Federal Official Gazette;

2) Retired employees who meet any of the following requirements: a) Hold labor link with the distributor on the date of request of their retirements; b) Have the last contribution to the social security made as an employee of the distributor; c) Have the last contribution to the social security covered by the distributor, as a result of voluntary dismissal plans; The details on the eligibility criteria of active and retired employees for their eligibility to the auction, including specifications of CNPJ [Corporate Taxpayer ID Number] of companies eventually related, shall be included in the Public Notice to the privatization of Eletroacre.

9.3 Offer General Conditions

     The table below presents the main conditions of the offer of shares to the active and retired employees, with explicative details in the following items.

Product 11 – Privatization Modeling Proposal

General Conditions for Offering Shares to Active and Retired Employees

Conditions of the offer	Percentage of Eletrobras shares to be offered	10%
	Discount on the Investor's underwriting value	10%
	Destination of the Remainder	Sale[1] to the Investor
Offering Process	Quantity for offering to Active and Retired Employees	02 Offers
	Purchase limit	Depends on the number of entitled people
Underwriting process	Shares to be subscribed by Active and Retired Employees	Depends on the participation acquired in the offer
	Price per share on underwriting	Same price as Investor
Re-purchasing process[2]	Lock-up period	No lock-up
	Re-purchase deadline	03 years
	Value per share for re-purchasing purposes	Same value as underwriting
	Value limit of shares to be re-purchased	R$ 100,000.00
	Increase in shares' value	10%
	Monetary correction index	SELIC
	Final re-purchase value	Assets value (up to R$ 100,000.00) + 10% + SELIC

1) Sale by the same offering value to Active and Retired Employees
2) The re-purchasing rights are exclusive for the original purchasers

The shares shall be offered to the active and retired employees in mixed lots, containing ordinary and preferred shares in the same proportion existing at the distributor. The offer in lots is necessary to allow the sale of the shares for the minimum price (R$ 0.01) necessary to perform a transactions in Brazilian Reais. Rounding may also occur to the totals of the number of shares per lot, offered to employees, culminating in a final offered percentage slightly greater than the value defined as a goal (10%). The details are described in Section II – Privatization Proposal.

For the second offer of shares to employees, aiming at the sale of eventual surplus of shares from the first offer, there will be criteria applicable purchases involving employees in case of draw, as duly established in the Public Notice to the auction and the Manual of Shares offering to active and retired employees.

9.3.1 Offer take and differentiated conditions

The active and retired employees of the distributor will be offered 10% of the shares held by Eletrobras. According to Article 30, Paragraph 4 of Decree No. 2.594, of May 1998, the shares to be offered to the active and retired employees may have different prices and conditions in relation to those offered to investors.

Thus, active and retired employees will have the prerogative to acquire shares at a lower price than the price paid by the new controller of the company in the Auction. The price per share for the Offer to Active and Retired Employees shall be defined as the value per share paid by the investor for the purposes of disposal, discounting up to 10%.

9.3.2 Offsetting differentiated conditions to Eletrobras

The discount offered to the active and retired employees must be offset to Eletrobras by the investor, as per Article 30, Paragraph 5 of Decree No. 2.594, of May 1998. Such offset shall occur directly, with the total value being paid in conjunction with the liquidation of the auction.

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     After the stage of offer to the active and retired employees, shares that have not been sold shall be purchased by the winner of the auction, for the same price as previously offered, i.e., with the same discount offered, since the investor already is responsible for the costs of such discount.

9.3.3 Offer Procedure and Purchase Limits

     A single offer of shares shall be made, extensive to all active and retired employees of each distributor, of 10% of the total amount of shares held by Eletrobras after the adjustment of the capital structure of “Stage 1”.

     Based on the value of the shares for the disposal to the Investor, the value of shares for the Offer to Active and Retired Employees shall be calculated with the application of the discount of 10%, as indicated in Item 10.6 - Shares offering to active and retired employees. In order to allow the Offer, the shares will be grouped so that a lot of shares has value equivalent to R$ 0.01 (one centavo), minimum effective unit for money transactions.

     After the qualification stage, the maximum limit of lots of shares that each active and retired employee may acquire will be defined (“Purchase Limit”), through the division of the number of lots offered by the number of qualified persons.

9.3.4 Follow-up by minority stakeholders of investor underwriting

     As presented in Item 8.3 - Investor capitalization – “Stage 2”, the investor shall increase its interest in the capital stock against the underwriting of new shares following the liquidation of the auction. At that time, the persons who have acquired shares through the Shares offering to active and retired employees already are considered shareholders of the company.

     The value per share (or lot of shares) for the eventual follow-up of the capitalization by the active and retired employee shall be equal to the price per share for the investor underwriting.

9.3.5 New controller shares repurchase obligation

     The active and retired employees will be entitled to distribute the acquired shares in the following differentiated conditions:

a) Under the scope of the Offer to the active and retired employees b) In the underwriting of capital with the investor

     In case the active and retired employees who acquired shares of the Distributor are interested in selling such shares to the new controller, they may make such sale after three years from the date of the liquidation of the auction. The repurchase of these shares shall be made at the price per share acquired, up to the total maximum value of R$ 100,000.00 (one hundred thousand Brazilian Reais) per Active or Retired Employee.

     Moreover, for the repurchase, the value of the shares acquired by the active and retired employees shall be added 10%. Following that, such total must be adjusted by the SELIC of the period for the purposes of inflation adjustment of the values. These values are detailed in Section II - Privatization proposal.

Product 11 – Privatization Modeling Proposal

     The addition of 10% to the repurchase value is defined as a form of assuring differentiated conditions to the active and retired employees with a substantial value, since the sale of shares for the privatization of the distributor is made with symbolic value. It is a benefit for the participation in the capitalization of the company and also an stimulation for employees to contribute with the financial and operating success of the company.

     The price per share (or lot) shall observe eventual adjustments resulting from grouping, split, bonus, and/or additional underwritings of shares or equivalent operations. Details of the values are also presented in Section II - Privatization proposal.

     It is worthwhile noting that the active and retired employee are not prohibited from selling shares they acquired from Eletroacre to third parties. However, in case such sale occurs, the obligation and respective share repurchase conditions are cancelled. Exceptions apply to cases of heritage and eventual legal provisions.

9.4 Shares not acquired by active and retired employees

     The shares offered in the Shares offering to active and retired employees, eventually not acquired by active and retired employees, shall be purchased by the investor. The purchase shall occur at the differentiated value (already with the discount), since the investor will already be entitled to offset the discount to Eletrobras.

			Product 11 – Privatization Modeling Proposal

Section II - Privatization proposal

10. Summary of Eletroacre’s privatization proposal

This summary will present the recommendations of Consórcio Mais Energia B in relation to the privatization of Eletroacre. The evaluations and recommendations are presented in an objective manner, according to the instructions presented in Section I - Privatization Context.
They are intended to guide the actions to be taken by Eletrobras and entities responsible for the privatization procedure of the company.

10.1	Eletroacre’s Corporate Structure

The corporate structure on the base date of 12/31/2016 is organized according to the table below:

CURRENT ELETROACRE’S CORPORATE STRUCTURE
Total shares		108,271,416,523
Capital stock	R$		475,788,771.36
Nominal value of shares	R$		0.00439441
Interest		Shares	(%)
Eletrobras		104,706,713,291	96.71%
Minorities		3,564,703,232	3.29%
Classes of shares		Shares	(%)
Ordinary		78,582,126,234	72.58%
Preferential		29,689,290,289	27.42%

10.2	Eletroacre’s Sales Price Definition

10.2.1 Result of economic-financial evaluations

The economic value of the shares of the company was determined according to the base date of 12/31/2016. Following on, the values were defined, considering the average of the prices for
Services A and B, demonstrated in the table below:

ECONOMIC VALUE OF ELETROACRE - MEAN OF SERVICES A AND B

Service A		R$	(159,107,674.07)
Service B		R$	(135,363,675.02)
Mean of Services A and B		R$	(147,235,674.55)

The definition of the economic value of Eletroacre followed the definitions and instructions of Decree no. 2.594/98, Article 30, Paragraph 3, taking into account several aspects relevant to a valuation:

a) Improvement of the operational efficiency level of the company, equal to or even higher than the efficiency levels of the market; and

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		Product 11 – Privatization Modeling Proposal

b) Evaluations of relevant due diligence for asset valuation (Legal Due Diligence,
Accounting-Equity Due Diligence, Technical-Operational Due Diligence, Actuarial Due
Diligence, Human Resources Due Diligence, and Environmental Evaluation Report).

The detailing of the relevant information of these reports for the modeling are described in
Section I - Privatization Context.

10.2.2	Balance update adjustment

As mentioned in Item 7.3.1 – Adjustment to comprise updated balance sheet until June 2017, the entries of the balance of Eletroacre were updated to reduce the difference of values between the base date of the valuation (December 2016) and the last available publication of results
(June 2017).

The balances of the adjusted values are listed below, by entry, and consolidated in a table, including the positive or negative effect they have to the adjustment value:

ASSETS (IN R$ 000) - ELETROACRE		Dec/16	Jun/17	Adjustment
Current
Cash and cash equivalents		16,006	18,437	2,431
Securities		-	-	-
Clients		85,139	85,456	317
Taxes to be recovered		7,643	8,252	609
Reimbursement rights		103,458	55,524	(47,934)
Warehouse		2,226	2,313	87
Services in progress		9,332	10,473	1,141
Regulatory asset		104,265	60,641	(43,624)
Sureties and judicial deposits		-	-	-
Financial asset		-	-	-
Assets destined to disposal		86	86	-
CDE repayment		28,002	48,851	20,849
Others		13,870	12,723	(1,147)
Non-current
Clients		41,902	44,679	2,777
Taxes to be recovered		1,897	1,768	(129)
Taxes to social contributions		-	-	-
Sureties and related deposits		7,377	10,552	3,175
Reimbursement rights		243,030	240,643	(2,387)
Regulatory asset		-	-	-
Others		-	-	-
Investments		-	-	-
Total asset adjustment				(63,835)

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Product 11 – Privatization Modeling Proposal

LIABILITIES (IN R$ 000) - ELETROACRE	Dec/16	Jun/17	Adjustment
Current			
Loans and Financing	8,791	66,119	57,328
Lease	-	-	-
Debt charges	-	-	-
Suppliers	258,015	227,499	(30,516)
Taxes payable	52,495	41,185	(11,310)
Social and labor obligations	-	-	-
Reimbursement obligations	-	-	-
Accounts payable to related parties	-	-	-
Estimated obligations	7,209	8,912	1,703
Sectorial charges	20,157	16,833	(3,324)
Post-employment benefits	625	361	(264)
Regulatory liabilities	69,983	32,302	(37,681)
Research and development	23,688	25,395	1,707
Financial liabilities	-	-	-
Others	18,431	22,813	4,382
Non-current			
Loans and Financing	360,653	373,815	13,162
Lease	-	-	-
Suppliers	255,278	271,432	16,154
Taxes payable	98,676	82,976	(15,700)
Reimbursement obligations	146,051	81,609	(64,442)
Accounts payable to related parties	-	-	-
Provision for unsecured liability in controlled	-	-	-
Post-employment benefits	208	95	(113)
Regulatory liability	-	-	-
Sector charges	-	-	-
Advance for future capital increase	69,462	69,462	n/a
Research and development	-	-	-
Others	197	126	(71)
Total liabilities adjustment			**(68,985)**

CONSOLIDATED VALUE OF ADJUSTMENTS (IN R$ 000) - ELETROACRE	
(+/-) Asset Adjustment	(63,835)
(+/-) Liabilities Adjustment	68,985
(+) RGR PPST Reincorporation	107,133
(-) Reclassification of AFACs as Debt	(69,462)
(-) Tax Adjustments (Tax Loss and Negative Base)	(9,316)
Consolidated value of adjustments	**33,506**

The consolidated value of the balances of the entries for the respective period was used as the adjustment value:

ELETROACRE VALUATION ADJUSTMENTS		
Mean of Services A and B	R$	(147,235,674.55)
Consolidated adjustments	R$	33,505,802.55
Adjusted Equity Value	R$	(113,729,871.99)

10.2.3 Regulatory parameters relaxation adjustment

As described in Item 7.3.4 – Adjustment of the relaxation of regulatory parameters, in case the 'Adjusted Equity Value' is greater than zero, the relaxation of the regulatory parameters

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must be reduced to result an equity value equal to zero. In the case of 'Adjusted Equity Value' smaller than zero, there will be no reductions to the relaxation of the rate parameters and no adjustment will be made to the equity value.

Eletroacre TARIFF RELAXATION ADJUSTMENTS		
Adjusted Equity Value	R$	(113,729,871.99)
Reduction adjustment of tariff relaxation	R$	-
Final Equity Value	R$	(113,729,871.99)
Reduction percentage of tariff relaxation		- %

One of the relevant alternatives that Eletrobras shareholders have is to evaluate the economic feasibility in selling Eletroacre associated with the grant of the concession.

In case the state-owned company is willing to sell the company associated with the concession, the respective auction shall be held. Otherwise, or if the proposed adjustments are not accepted and/or made by Eletrobras, the auction shall only be held for the sale of the concession.

Thus, a comparative analysis between the sale price of the distributor associated with the concession and the eventual liquidation price of the company was developed. Thus, it is possible to assess if the sale would be more attractive to the state-owned entity.

Since the sale price considers adjustments to the equity value, the adjustments were also considered in the estimate of the liquidation value. However, exception was made to Tax Adjustments and Negative Base, since these had no impact to the liquidation value, and to AFACs, since they could be paid if the distributor is not sold.

As shown below, in the case of Eletroacre, the best economic option is to sell the company, considering the value of assets and of the concession. The balance between selling and liquidating is favorable for the first option, according to the table below:

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COMPARISON BETWEEN ELETROACRE SALE AND LIQUIDATION		
Final Equity Value	R$	(113,729,871.99)
Liquidation Value (Pre-Adjustments)	R$	(514,632,455.55)
+ Indemnity	R$	419,227,871.57
(-) Net Debt	R$	(855,629,025.17)
(-) Contingencies	R$	(216,231,219.28)
(+/-) Payments/Receipts	R$	137,999,917.33
Liquidation Value (Post-Adjustments)	R$	(402,348,970.72)
=Liquidation Value (Pre-Adjustments)	R$	(514,632,455.55)
(+/-) Balance Adjustments	R$	5,150,000.00
(+) RGR PPST Reincorporation	R$	107,133,484.83
Final Equity Value (-) Liquidation Value (Post-Adjustments)	R$	288,619,098.73

10.4 Potentially convertible liabilities

In the case of Eletroacre, Eletrobras has the credits necessary to convert the debts set forth in "Stage 1" of the modeling, as shown below:

Eletroacre liabilities composition In R$ MM (Dec/16)

~R$ 117.2MM remaining debts with Eletrobras
Stage 1: R$ 262MM
131
60
178
430
162
268
799
162
637
146
383
44
339
1,326
206
1,123
World Bank
RGR¹
Ordinary Resources
Related Parties
Petrobras
Subtotal
CCC²
Suppliers and Other Liabilities³
Total
Eletrobras ⁴
Working Capital
Gross Indebtedness⁵

Note: does not consider legal restrictions of litigious values
1) *According to Eletrobras, R$ 44.8 MM refer to RGR PPST*
2) *It refers to the gross value to liabilities relating to CCC. However, the distributor also holds CCC credits (present on current and non-current assets) on the value of R$ 336 MM*
3) *Includes taxes and social contributions, regulatory liabilities and sectorial charges, among others*
4) *Eletrobras Credits do not include AFAC in the value of R$ 69 MM (in June 2017)*
5) *Aside from loans and financings, the due diligence considers expired values from suppliers as debts*
Source: Eletroacre (staff and financial statement) Consórcio Mais Energia B

10.5 Eletrobras capitalization value – "Stage 1"

In order to adjust the capital structure of Eletroacre, the total debt value to be converted by Eletrobras in exchange for shares of the distributor in "Stage 1" is presented in the table below:

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CONVERSION AND ASSUMPTION OF ELETROACRE'S DEBTS		
Final Equity Value	R$	(113,729,871.99)
Stage 1 - Eletrobras Capitalization	R$	113,729,871.99
Debt conversion	R$	113,729,871.99
Debt assumption	R$	-
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Price per share for Eletrobras underwriting	R$	0.00439441
Total shares subscribed by Eletrobras		25,891,968,567

The number of new shares subscribed by Eletrobras from these operations is defined pursuant to the price of issuance of the shares.

This is the stage in which the privatization of Eletroacre occurs in technical terms. After the adjustment of capital, 10% of the shares shall be offered to Active and Retired Employees, 90% of the shares less one shall be sold to the potential investor, and one share must remain as property of Eletrobras. The possession of this one share is necessary in case Eletrobras wishes to increase its corporate interest.

The capitalization values presented consider that the negotiations of the issues related to the CC are duly settled. As indicated in Item 3 – Relevant aspect for the Privatization Procedure, due to the relevance of the CCC value, the solution related to this topic is a critical factor for the success of the auction.

10.6 Shares offering to active and retired employees

As mentioned, the Brazilian legislation requires that, in a federal privatization, part of the shares directly or indirectly owned by the Government should be sold to the active and retired employees in differentiated conditions.

Thus, the shares of the distributor held by Eletrobras shall be offered to its active and retired employees, according to the conditions below:

OFFERING TO ACTIVE AND RETIRED EMPLOYEES FROM ELETROACRE		
Conditions of differentiated offer		
Base value of sale share	R$	0.00000038
Discount over the disposal value for the Investor		10.00%
Share value for differentiated offer	R$	0.00000034
Shares to be offered		
Amount of Eletrobras shares		130,598,681,858
Percentage of Eletrobras shares offered		10.00034670%
Total amount offered		13,060,320,977
Ordinary		9,557,978,760
Preferential		3,502,342,217
Total valued of shares offered	R$	5,000.17
Value of shares offered with discount	R$	4,499.99
Value of compensation payable by the Investor	R$	500.18

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Product 11 – Privatization Modeling Proposal

Lots of the Shares offering to active and retired employees		
Value of the lot of shares with discount	R$	0.01000000
Total quantity of lots in the Offer to Active and Retired Employees		449,999
Amount of shares in the lot		29,023
Amount of Ordinary shares in the lot		21,240
Amount of Preferential shares in the lot		7,783

Re-purchasing process[1] by the investor		
Lock-up period		No lock-up
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00000038
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00000042
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00000042 + SELIC

1) In the defined modeling, the repurchase conditions by the investor of the offered shares are exclusive rights of the active and retired employees acquiring them, or by individuals that may acquire them by succession (due to death of the original purchaser). In the case of sale of the shares to third parties, the repurchase benefits will be cancelled.

The investor shall offset Eletrobras for the offer of shares with differentiated conditions to employees (according to Decree 2.594/98), in addition to complying with the obligations included in this report, as indicated in Item 10.9 - Investors Obligations.

Shares eventually not purchased by the active and retired employees must be acquired by the investor at the end of the sale of these shares, at the price including the proposed discount. The acquisition of the remaining shares at the discount price shall occur so that the investor is not encumbered, twice, for the financial offset made to Eletrobras in relation to the sale of the shares to the active and retired employees, since the offset to Eletrobras will be made.

10.7 Investor capitalization – "Stage 2"

In the proposed sales model, for the purposes of liquidation of the auction, the investor willing to purchase Eletroacre shall make a contribution of capital with the underwriting of new shares at the company. Such capital shall be paid in national currency.

CAPITALIZATION OF INVESTOR ON ELETROACRE		
Adjusted Equity Value – Post Stage 1	R$	50,000.00
Value to be paid by the Investor	R$	238,805,729.30
Adjusted Equity Value – Post Stage 2	R$	238,805,729.30
Amount of share to subscribe to the Investor		640,779,700,427,280
Price per share subscribed	R$	0.00000037

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10.8 Eletroacre's final corporate structure

At the end of the privatization procedure, Eletroacre shall present the corporate structure described below, considering the full adhesion of the active and retired employees to the offer of shares:

ELETROACRE'S FINAL CORPORATE STRUCTURE

Total shares			710,018,544,395,161	
Capital stock		R$	854,128,299.67	
Nominal value of shares		R$	0.00000120	

Interest	Ordinary shares	Preferential shares	Total Shares	(%)
Investor	469,039,554,055,764	171,857,684,732,396	640,897,238,788,160	90.2649%
Eletrobras	1	0	1	0.0000%
Active and Retired Employees	50,582,669,496,470	18,535,071,407,298	69,117,740,903,768	9.7346%
Other Minorities	1,795,985,579	1,768,717,653	3,564,703,232	0.0005%

Shares per Class	Total Shares	(%)
Ordinary	519,624,019,537,814	73.1846%
Preferential	190,394,524,857,347	26.8154%

Note: assumes: i) lack of follow-up of the capitalization by the minority stakeholders; and ii) the total follow-up by Active and Retired Employees of the capitalization made by the investor. The final corporate structure, however, shall vary in accordance with the degree of adhesion to the offer by the Active and Retired Employees, as well as to the follow-up rate of the capitalization by the Employees and the Retired and the minority stakeholders.

The final corporate structure will vary depending on the rate of adhesion of the active and retired employees of Eletroacre to the offer of shares.

Shares eventually not acquired by the active and retired employees will be purchased from Eletrobras by the investor. The final participation of Eletrobras, however, shall not be changed.

In case Eletrobras chooses not to increase its corporate interest, the remaining share held by it shall be sold at its base price to the investor within six (6) months from the date of the auction.

10.9 Investors Obligations

The purchase Eletroacre, the interested investor must undertake to the following obligations established in the sale proposal:

10.9.1 Financial obligations

i. Underwriting and payment of capital at the company
ii. Pay Eletrobras the offsetting amount related to the differentiated conditions of the Shares offering to active and retired employees of Eletroacre
iii. Purchase from Eletrobras the remaining shares of the offer made to the active and retired employees
iv. Fulfill the requests related to the offer of shares to the active and retired employees in accordance with the differentiated conditions established

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Product 11 – Privatization Modeling Proposal

The values of the financial obligations are defined below:

INVESTOR OPERATIONS ON ELETROACRE		
Total paid during disposal of Eletroacre control	R$	45,500.01
Total value from sale of shares	R$	44,999.83
Amount of sale shares		117,538,360,880
Price per share	R$	0.00000038
Value compensation to Eletrobras for the offer to active and retired employees	R$	500.18
Capitalization - Stage 2		
Amount of subscribed shares		640,779,700,427,280
Price per subscribed share	R$	0.00000037
Value to be paid by the Investor	R$	238,805,729.30
Other Obligations		
Re-purchase of remainder from the offer to active and retired employees		
Re-purchasing price	R$	0.00000034
Re-purchasing amount		Totality of remainder
Maximum value to be re-purchased	R$	4,499.99
Re-purchase of shares from active and retired employees		
Re-purchasing deadline		03 Years
Base value per share for re-purchasing purposes	R$	0.00000038
Base value limit of shares to be re-purchased	R$	100,000.00
Increase on base value of shares		10%
Share value with increase	R$	0.00000042
Correction Index		SELIC
Re-purchasing price per share		R$ 0.00000042 + SELIC

10.9.2 Obligations defined in the Purchase Agreement

Certain additional obligations are recommended, namely:

i. Comply with the corporate clauses related to active and retired employees, according to the model proposed below:

Contractual obligations proposals	
Private Pension	Maintain current conditions for two years
Health Insurance	Maintain current conditions for two years
Re-qualification of dismissed personnel	Structure re-qualification program compatible with the best market practices

ii. Comply with the governance clauses related to the shareholders agreement with Eletrobras, according to the model proposed below:

Proposed Deal Model	
Participation Option	Option for Eletrobras to increase participation on the distributor up to 30%
Conditions for capital increase.	Follow or increase participation via debt conversion
Purchase preference	Mutual for investor and Eletrobras
Tag Along	100%
Deal validity	Independent from controller succession

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Product 11 – Privatization Modeling Proposal

11. Eletroacre's privatization schedule

A proposal of schedule[1] presenting the key stages of the privatization procedure was developed for the privatization of Eletroacre. The objective is to offer an overview of the procedure, complemented by a detailed schedule in terms of specific reports and legal drafts.

The schedule considers the legal requirements of term and the time necessary to make the corporate and financial adjustments, as well as the observance of contractual and corporate aspects. We have observed that this schedule is preliminary and may be subject to changes and adjustments to meet the requirements of the privatization procedure.

Activity	Deadline
Publication of Resolution CPPI	D + 0
Data Room Opening	D + 9 days
Shareholder's Meeting of Eletrobras	D + 50 days
Shareholder's Meeting of Distributor	D + 63 days
Conduction of Public Hearing	D + 70 days [1]
Publication of the Public Notice to Privatization	D + 92 days
Auction	D + 145 days [2]
Auction homologation	D + 168 days [2]
1st Shareholder's Meetings of the Distributor	D + 177 days
2nd Shareholder's Meetings of the Distributor	D + 215 days
Liquidation of the auction and execution of the agreement	D + 215 days
Shareholder's Meeting of the Distributor	D + 245[3] days

Note: Depending on the effective date of the CPI resolution and the internal deadlines for the corporate procedures of Eletrobras (at times considered in business days), the estimated terms may be changed

1) According to Article 39 of Law 8.666/93, 15 business days before the publication of the Public Notice will be necessary. Considering that six public hearings shall occur, two weeks have been estimated. Thus, in case more days are necessary to hold these public hearings, the schedule will be changed

2) Suggestive term, since such terms are stipulated by the Public Notice

3) Suggestive term, however not smaller than 30 days from the date of the last Shareholder's Meeting of the Distributor

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Section III - Auction Model Proposal

12. Model and Procedure of Auctions

Each distributor will be auctioned individually, and the auctions will be held in sequence. The auctions will be held in two stages, the first being of offers in sealed envelope, and the second, which counts only of the classified bidders, of live bidding. Participants will make their offers following an ascending value rate, with the winner of the auction having the bid with the highest rate.

Each one of the first two auctions will include the offer of a Participation Right in further stages of subsequent auctions, as defined below. From the 2nd to the 5th auction, investors who had won at least one preceding auction may remove their auction envelopes before they are opened.

The description of the proposed auction model is presented in the chapters below and detailed in the Public Notice to Privatization and Manual of Procedures of the Auction.

12.1 Proposed model

The proposed model for the conduction of the models is the mixed model, divided into two stages, the first being classificatory to the second, as illustrated below.

1st Stage - Sealed Envelope
Classification
2nd Stage – Live Auction
Rules and Procedures
Participants deliver envelopes:
Envelopes contain:
– Offer; or
– Non-interest manifestation
Offers are made on the Index (minimum 0) applicable to all relaxes values
– PMSO
– Non-technical Losses
– RGR
Happens if there is more than one offerer
Classify:
– Best offer
– Offers within classification interval
– Holders of the Right to Participate (who use it)
Increasing auction for the higher Index value
From 0 to 100, the Index applies to the Discount on Tax Relaxation
From 100, the Index applies to grant value, with the additional being multiplied by a reference level
Value and time increase between offers defined by the auction director

The first stage will occur by means of bids in sealed envelope, with the values being used for the classification of the second stage. In case there is more than one bidder classified to the second stage, the bids shall be placed live until the winner with the highest bid is defined,

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according to the classification criteria defined and presented in Item 12.7 - Auction´s 2nd stage ranking criteria.

12.2 Sequence

The sale sequence of distributors shall follow a crescent order of attractiveness of companies as evaluated by the market sounding surveys with potential investors. Thus, the order of the auctions will be according to the figure below.

Considering the current status of promptness of the companies, the auction of Amazonas, specifically, shall be held in a second occasion due to the term necessary for its deverticalization.

Auctions sequencing

Distributor
1st Round
1st Auction
Eletroacre
+
Right1
2nd Auction
Boa Vista
+
Right1
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
2nd Round
6th Auction
Amazonas

1) The right to participate (detailed below).

12.3 The right to participate

With the purpose of increasing the sales attractiveness of distributors with a smaller degree of interest by investors pursuant to the market sounding, the right to participate will be offered to each one of the first two companies (1st and 2nd auctions).

This right provides its holder the option of being automatically classified for the live stage of an auction, with the minimum requirement of making a valid bid during the first stage in sealed envelope.

Each acquired right may be exercised only once, in the 3rd, 4th, or 5th auction. There is no restriction on the maximum or minimum quantity of participants classified to the second stage, even if using the right to participate in a given auction, as illustrated below.

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Product 11 –Privatization Modeling Proposal

Sequence of Auctions
Right to Participate
Use in auction
1st Auction
Eletroacre
2nd Auction
Boa Vista
3rd Auction
Ceron
4th Auction
Ceal
5th Auction
Cepisa
Sequence
Acquisition of the Right to Participate
Acquisition of the Right to Participate
Use of Right
OR
Use of Right
OR
Use of Right
Use of Right
OR
Use of Right
OR
Use of Right

12.4 The right to withdraw bids

In order to stimulate a higher number of bids, investors winners of any auction should be vested with the right to withdraw their bids from auctions following those they have won. That is, in case an investor wins the 1st auction, it may withdraw its bids from the 2nd to 5th auctions, in case it wins the 3rd auction, it may withdraw the bids from the 4th and 5th, and so successively.

In case the investor is interested in withdrawing its bid from the auction, it shall inform the interest of cancelling the bid after the start of the auction, but before envelopes are opened.

Thus, such procedure allows investors to make less conservative bids in each auction of their interest, without the risk of acquiring more distributors than they may operate.

12.5 Bid procedures and values

The bidding model of the auction was conceived with Technical Notes 351/2017 and 149/2017 of ANEEL, the latter under Public Hearing 032/2017, Technical Note 247/2017 of the Ministry of Mines and Energy ("MME"), Law no. 13.299/2016, and the Draft of the Decree that regulates the bidding of concession of distribution associated with the transfer of control of legal entity provider of public service of electric power.

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     As established in the regulation above, the regulatory aspects mentioned below have been made flexible for the area of concession of the distributor:

RELAXED PARAMETERS

- Non-Technical Losses - PMSO

- RGR PPST

     As a form of allowing the reduction of the power rate charged against the consumer, the relaxed parameters shall be used as auction variables. They will be reduced by the bids of investors participating in the auction up to the limit of the relaxations performed by the regulator.

     Once the relaxed parameters have a limit, the regulation also established the possibility of offer of values of grant by investors, with their resources being destined to the Government. The grant offer is subsequent to the reduction of the relaxed parameters and has no capped value. Thus, there are no procedural limits for the bids placed by the participants of the auction.

     To reduce the operating complexity of an auction with several parameters, the proposal is to establish a single variable for the investor offers. This variable is a reference Index, exclusive and of crescent value, the ‘Combined Discount Index in the Regulatory Flexibility and Grant’ –referred to as Index.

     In order to meet the regulatory requirements, the Index value will begin with 0.00 (zero) percentage point (p.p.) and shall not have capped value, with up to two decimal points for bids. The Index will also have two combined intervals, the first representing how investors are willing to reduce the tax relaxed, and the second representing how much they are willing the offer as grant value.

The intermediary values of the Index are described below:

- Values from zero (0.00) to one hundred (100.00):

o The offers in this interval will be related to the discount percentage in the relaxed regulatory parameters offered by the investor, with the percentage being applied linearly to all relaxed parameters in the area of concession of the distributor;

o The values will be used to define the final regulatory parameters of the area of concession of the distributor, according to the Draft of Electric Power Distribution Concession Agreement resulting from Public Hearing 94/2016 of ANEEL and Public Inquiry 037/2017 of the Ministry of Mines and Energy -MME.

- Values above one hundred point zero one (100.01):

o The bids in this interval consider only the values additionally to the initial one hundred (100.00) p.p. and refer to the value of offered grant, with the payment being made to the Government;

Product 11 –Privatization Modeling Proposal

o The value offered by the investor shall be multiplied by a pre-determined reference money value to each one (1.00) percentage point of the Index after 100.01;

For exemplification purposes, we indicate the following cases:

- Index equal to zero (0.00): The tariff is not reduced, nor the grant value. The agreement will be signed with the whole Regulatory Flexibility that served as the base of the auction;

- Index equal to one hundred (100.00): The investor completely waives to the relaxed, without offering grant value. The concession agreement shall be signed without adjustments resulting from the auction, to be applied over the relaxed factors (as per the Draft of Electric power Distribution Concession Agreement resulting from Public Hearings 94/2016 and 032/2017 of ANEEL);

- Index equal to one hundred and ten (110.00): The investor completely waives to the relaxed and offers as grant ten (10) times its reference value for each percentage point. The concession agreement will be signed without adjustments resulting from the auction, to be applied over the relaxed factors. The reference grant value of each percentage point (for instance, R$ 5 million) will be multiplies by 10, and the resulting grant value (in this case, R$ 50 million) will be destined to the Government.

     The Index will be valid both to the first stage (in closed envelope) and in the second stage (live bidding). After opening the envelopes, in case of bidders classified to the 2nd stage, the bids of investors for the highest Index value continue in live bidding until one of them is declared winner.

12.6 Auction Value base for ‘Combined Discount Index in the Regulatory Flexibility and Grant’

     The values of the first interval of the Index (from 0.00 to 100.00 p.p.) refer to the Regulatory Flexibility, in which the offered discount is applied linearly over the values of the relaxed parameters by the regulator.

     In this context, the values of the regulatory parameters used as variables of the auction should be fixed. Thus, investors will know the amount in which they bids will be placed and that will base the auction. This recommendation also aims at avoiding legal inquiries prior to or after the auction, which may compromise the privatization of the distributor.

     For such, the PMSO value and the RGR PPST to be used as auction variables should be fixed. These values will depend on the future definition of ANEEL to be used in the auction and will be informed upon the publication of the invitation to privatization. The additional RGR values eventually not part of the auction will be fully offset via tariff. The Non-Technical Loss amounts have already been pre-defined according to ANEEL Technical Note 149/2017.

     The table below shows the Consortium estimate for the base of values of the auction variables for the auction of the distributor:

Product 11 –Privatization Modeling Proposal

NOTE	BASE ESTIMATE VALUES FOR AUCTION	ELETROACRE
1	**Index (BID)**	**Auction Result**
2	**Contract: Sub clause on Tariff Coverage of RGR**	**Auction Result**
3	Relaxation PMSO 2017	36,367,572
4	Regulatory PMSO 2017	141,218,213
5	Pre-Auction Discount	0.0%
6	2017 PMSO Relaxation Post Pre-Auction Discount	36,367,572
7	**Contract: Item II Sub Clause 3 Clause 19 of the Contract**	**Auction Result**
8	Regulatory PNT 2016	11.28%
9	PNT Relaxation	7.51%
10	Adjusted Relaxation	7.51%
11	**Contract: Item III Sub Clause 3 Clause 19 of the Contract**	**Auction Result**

	EXPLANATORY NOTES
1	Value offered by the auction winner
2	Value to be defined on the Contract Clause that rules the tariff recognition of RGR
3	Relaxation base for Operational Costs of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) - will be informed by Aneel for the Auction
4	Operational Costs considered on the Tariff Process of 2017 (estimated by the Consortium, according to item 43 of NT 149/2017) - will be informed by Aneel for the Auction
5	Adjustment to zero Equity Value, as instructed on the Decree Minutes
6	Relaxation base for Operational Costs of 2017, adjusted by Pre-Auction Discount
7	Value to be defined on Item II, Sub-Clause 3, Clause 19 of the Contract
8	Non-Technical Losses considered by the Tariff Process of 2016 (NT 149/2017)
9	Relaxation base of Non-Technical Losses (NT 149/2017)
10	2017 PNT Relaxation adjusted by Post Pre-Auction Discount
11	Value to be defined on Item III, Sub-Clause 3, Clause 19 of the Contract

The values of the second interval of the Index (above 100.01 p.p.) are related to the grant value. As explained, the Index value offered by the investor above 100.00 p.p. shall be multiplied by a reference value to each percentage point related to the grant. The reference value must be monetary, in Real, and defined in the Public Notice to the auction.

The reference value should be based on parameters related to the context of the privatization of the distributor. Thus, the reference value will be established in a logical way and shall maintain a relationship with the other aspects of the auction.

For that, two initial possibilities were identified for the definition of the monetary reference value of each percentage point offered as grant value:

i) Value with magnitude order near the monetary value estimated to each percentage point of the first interval of the Index (part related to rate relaxed discount);

ii) Percentage of the Enterprise Value of the distributor.

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The preliminary values estimated by the Consortium to each one of the two presented possibilities are listed below, as a form of support for the definition of the reference value of each percentage point related to the grant:

REFERENCE VALUE ALTERNATIVES FOR EACH P.P. - GRANT FROM ELETROACRE	
i) Value[1] estimated for each Index p.p.	**R$ 1.5 Million**
ii) Value[1] regarding Enterprise Value	**R$ 2.4 Million**
Enterprise Value	R$ 944.9 Million
Percentage Base of Enterprise Value	0.25%

1) Approximate value

12.7 Auction´s 2nd stage ranking criteria

Bids placed in the 1st stage will be considered as classified to the 2nd stage of each auction, in the case of:

- Being the bid with the highest Combined Discount Index in the Regulatory Flexibility and Grant
- Being a bid in the interval of classification

The interval of classification will be defined upon the publication of the Public Notice and is demonstrated as an example in the table below. The representativeness of the interval of classification was also considered in relation to the Enterprise Value of the distributors.

The interval value suggested was secured in relation to its estimated absolute value and its representativeness in relation to the Enterprise Value of the distributor. Thus, an interval was proposed in which these two aspects could not be extremely high or low, stimulating competitiveness of investors in the auction.

Bids will be considered in the interval of classification if their difference to the offer with the highest Index is smaller than or equal to the specific classification interval of the auction. Since there is no limit for the value offered by the Index, the interval of classification shall observe the best bid placed.

Interval of Classification	
Auction	1st
Company	Eletroacre
Interval of Classification	30.00

For example, in case the highest bid is of an Index equal to 75.00 in the auction of the distributor, bids greater than or equal to 45.00 (75.00 less 30.00) will be considered as classified. Similarly to this auction, in case the best bid is equal to 110.00, offers greater than or equal to 80.00 will be classified. The Interval of Classification may also be changed until the final draft of the Public Notice is drawn up.

The monetary values of each percentage point (p.p.) of discount in the Index related to discount in the regulatory flexibilization is not fixed, ranging in accordance with the estimate made. Similarly, the nominal values to the Interval of Classification will range.

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The estimate of the Consortium of the approximate average of the monetary values of each percentage point of variation and of the interval of classification is presented below. These are estimated values of reduction in the Enterprise Value of the company, which, on its turn, reflect the Equity Value (value to shareholder).

CLASSIFICATION INTERVAL FOR ELETROACRE AUCTION	
Approximated value for one (1) p.p. variation	R$ 1.5 Million
Classification Interval	30 p.p.
Estimated value for Classification Interval	R$ 45.0 Million
Estimated percentage of Enterprise Value	4.8%

The estimate of value for one percentage point of variation is made based on the economic-financial evaluation model of this Consortium. To every percentage point of discount conceded, the relaxation parameters are adjusted, with key reflections to reductions in the value of Installment A. It also includes the discount to be given in RGR PPST, considering the present value of the amount accumulated until June 2017.

It should be noted that this estimate is based on the average of values found by the Consortium for progressive reductions to the Index in relation to discount in the regulatory flexibilization, since the curve of values is not linear. That is, different values will be obtained to different discount levels to the Index.

The investor, on its turn, shall make its own estimate, according to the modeling of valuation of the distributor, so that it may guide its bid in the auction.

12.8 Auction procedures

Prior to the public auction sessions, interested parties must hand the qualification documentation in conjunction with the economic bids, in sealed envelope.

For an investor to have its bid considered valid in one of the auctions, such investor shall deliver envelopes to all auctions of each round, even if without bid or with the indication of non-interest. For instance, even though the investor is exclusively interested in the company of the 4th auction, it shall hand envelopes to all other auctions of the round.

This procedure aims at mitigating eventual asymmetries of information from investors in relation to which or how many investors are bidding to each company.

The 3rd, 4th, and 5th auctions will allow bidders to exercise their right to participate in the 2nd stage, if so desired, as demonstrated in the figure below. The right to participate must be delivered duly filled and signed. The validity of the right is conditioned to the prior delivery of a valid economic bid to the auction in screen.

The chart below illustrates the sequence of deliveries of bids and the right to participate in the auctions.

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Schedule and process of envelope delivery

Pre-Auction
Delivery:
• Qualifications
• Envelopes with offers for all auctions
1st Round
2nd Round
1st Auction
2nd Auction
3rd Auction
4th Auction
5th Auction
6th Auction
Removal of offers[1]
Opening of envelopes
Delivery of rights[2]
Live Auction

1) To investors who have won at least one of the preceding auctions
2) The right to participate

The statement of interest of withdrawal of bids must occur at the beginning of each auction, before the envelopes are opened, in order to keep the confidentiality of the removed envelopes. The delivery of the right to participate shall occur after opening the envelopes of the respective auction, so that the investor exercises such right only if deemed necessary.

The procedural details are described in the Public Notice to Privatization and in the Manual of Procedures of the Auction.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.